                                                REGISTRATION NO. 333-49937
                                                FILED PURSUANT TO RULE 424(b)(1)

PROSPECTUS

                               OFFER TO EXCHANGE

                 9 3/4% SERIES B SENIOR SECURED NOTES DUE 2008
                                      FOR
                                ALL OUTSTANDING
                     9 3/4% SENIOR SECURED NOTES DUE 2008
                  ($200,000,000 PRINCIPAL AMOUNT OUTSTANDING)
                                      OF
                    B.F. SAUL REAL ESTATE INVESTMENT TRUST

                              THE EXCHANGE OFFER
                 WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                   ON FRIDAY, MAY 29, 1998, UNLESS EXTENDED

                               ---------------

  B.F. Saul Real Estate Investment Trust (the "Trust") hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal, to exchange $1,000 principal amount of its 9 3/4% Series B Senior Secured Notes due 2008 (the "New Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined) of which this Prospectus constitutes a part, for each $1,000 principal amount of the Trust's outstanding 9 3/4% Senior Secured Notes due 2008 (the "Old Notes"), of which $200,000,000 aggregate principal amount is outstanding (the "Exchange Offer"). The New Notes and the Old Notes are collectively referred to herein as the "Notes."

  Upon the terms and subject to the conditions of the Exchange Offer, the Trust will accept for exchange any and all Old Notes that are validly tendered prior to the Expiration Date, which will be 5:00 p.m., New York City time, on Friday, May 29, 1998, unless and until the Trust extends the period of time during which the Exchange Offer is open, in which case the Expiration Date will be the latest time and date to which the Exchange Offer is extended. Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain conditions, which may be waived by the Trust, and to the terms and provisions of the Registration Rights Agreement (as defined). Old Notes may be tendered only in denominations of $1,000 and integral multiples thereof. The Trust has agreed to pay the expenses of the Exchange Offer. See "The Exchange Offer."

  The New Notes will be entitled to the benefits of the Indenture (as defined) relating to the Old Notes. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes, except that the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof. Following the completion of the Exchange Offer, none of the Notes will be entitled to contingent increases in the interest rates provided for in the Registration Rights Agreement. See "The Exchange Offer."

  SEE "RISK FACTORS AND OTHER CONSIDERATIONS" BEGINNING ON PAGE 17 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED PRIOR TO AN INVESTMENT IN THE NEW NOTES.

                               ---------------

  The New Notes will bear interest from March 25, 1998 at a rate of 9 3/4%. Interest on the New Notes is payable semiannually on April 1 and October 1 of each year, commencing on October 1, 1998. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the New Notes, and holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old
Notes accrued from March 25, 1998 to the date of issuance of the New Notes.
                                                       (Continued on next page)

                               ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is April 28, 1998.

  The Trust's ability to pay interest on the Notes will depend in significant part on its receipt of payments from Chevy Chase Bank, F.S.B. ("Chevy Chase" or the "Bank"), 80% of the common stock of which is owned by the Trust. See "Risk Factors and Other Considerations--Ability to Pay Principal and Interest on the Notes," "-- Restrictions on Dividends from the Bank" and "-- Considerations Relating to Tax Sharing Agreement." The Notes will mature on April 1, 2008. On or after April 1, 2003, the Notes will be redeemable at the option of the Trust, as a whole or from time to time in part, at any time at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the redemption date. See "Description of the Notes-- Redemption." The Notes will be redeemable at the option of the Trust, in whole or in part, at any time prior to April 1, 2003 at a redemption price equal to the sum of (x) the principal amount thereof, plus (y) accrued and unpaid interest, if any, to the redemption date, plus (z) the Applicable Premium (as defined). See "Description of the Notes--Redemption." In addition, upon the occurrence of a Change of Control (as defined), each Holder (as defined) of the Notes may require the Trust to purchase all or a portion of such Holder's Notes at 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. See "Description of the Notes--Certain Covenants--Purchase of Notes upon a Change in Control."

  The Old Notes are, and the New Notes will be, secured by a first priority perfected security interest in 80% (8,000 shares) of the issued and outstanding common stock of the Bank (the "Pledged Bank Stock") and by certain dividends, cash, instruments and other property and proceeds from time to time distributed with respect to the Pledged Bank Stock and by certain other collateral. The ability of the Trustee (as defined) to obtain and maintain a first priority perfected security interest in such distributions may be limited to the extent that the Trustee does not, or is not able to, cause the pledged Bank Stock to be registered in its name. See "Description of the Notes--Security--Certain Regulatory Considerations."

  The Old Notes are, and the New Notes will be, nonrecourse obligations of the Trust, and the sole recourse for collection of principal, premium, if any, and interest on the Notes will be against the Pledged Bank Stock and other collateral. There currently is no public market for the Bank's common stock. The Trust may substitute $28,000 of cash or U.S. Government Securities (as defined) for each share of Pledged Bank Stock (adjusted for stock splits and combinations), provided the Notes are secured at all times by at least 66 2/3% of the voting power of the Voting Stock (as defined) and at least 66 2/3% of the aggregate number of outstanding shares of common stock of the Bank. The Old Notes are, and the New Notes will be, effectively subordinated to all existing and future liabilities of subsidiaries of the Trust, including indebtedness and trade payables of subsidiaries of the Trust and deposit liabilities of the Bank. At December 31, 1997, on a pro forma basis after giving effect to the sale of the Old Notes, and the application of the net proceeds therefrom, and based on certain assumptions described herein, the aggregate amount of Indebtedness (as defined) of the Trust would have been approximately $6.0 billion and the aggregate amount of Indebtedness of subsidiaries of the Trust (other than the Bank and its subsidiaries) would have been $174.2 million. See "Capitalization."

  Subject to certain conditions, the Trust may elect to transfer the obligations under the Notes and the Indenture, together with the ownership of the Pledged Bank Stock, to the New Obligor (as defined). After such transfer the Notes would be nonrecourse obligations of the New Obligor, secured only by the Pledged Bank Stock and the other collateral. Substantially all the assets of the New Obligor will consist of the Pledged Bank Stock. See "Description of the Notes--Substitution of a New Obligor Under the Indenture."

  Based on an interpretation by the staff of the Securities and Exchange Commission (the "Commission") issued to third parties, the Trust believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchased such Old Notes directly from the Trust for resale pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" of the Trust within the meaning of Rule 405 under the Securities Act), except as described in the following paragraph, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the New Notes in its ordinary course of business and is not participating, does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of the New Notes. Holders of Old Notes wishing to accept the Exchange Offer must represent to the Trust that such conditions have been met.

  Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer in exchange for Old Notes that were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of such New Notes. The Trust has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resales. See "Plan of Distribution."

  The Trust believes that none of the registered holders of the Old Notes is an "affiliate" of the Trust within the meaning of Rule 405 under the Securities Act.

  Prior to the Exchange Offer, there has been no public market for the Notes. The Trust does not intend to list the New Notes on any securities exchange or to seek approval for quotation of the New Notes through any automated quotation system. The Trust has been advised by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Friedman, Billings, Ramsey & Co., Inc., as the initial purchasers of the Old Notes (the "Initial Purchasers"), that, following completion of the Exchange Offer, they presently intend to make a market in the New Notes; however, neither such entity is obligated to do so and any market-making activities with respect to the New Notes may be discontinued at any time. There can be no assurance that an active market for the New Notes will develop. See "Risk Factors and Other Considerations-- Absence of a Public Market for the Notes."

  The Trust will not receive any proceeds from the Exchange Offer. No dealer-manager is being used in connection with the Exchange Offer.

  THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE TRUST ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

                             AVAILABLE INFORMATION

  The Trust has filed with the Commission a Registration Statement on Form S-4 under the Securities Act with respect to the New Notes offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. For further information with respect to the Trust and the New Notes, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as part thereof. The Registration Statement (and the exhibits and schedules thereto), may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material also may be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 and may also be accessed electronically by means of the Commission's Web site at http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  The Trust is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the Commission relating to its business, financial statements and other matters. Reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material also may be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W, Washington, D.C. 20549. The Commission also maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  The Indenture provides that the Trust will file on a timely basis with the Commission, to the extent such filings are accepted by the Commission and whether or not the Trust has a class of securities registered under the Exchange Act, the annual reports, quarterly reports and other documents that the Trust would be required to file if it was subject to Section 13(a), 13(c) or 15(d) of the Exchange Act. The Trust will also be required (a) to file with the Trustee, and provide to each Holder of Notes upon request, without cost to such Holder, copies of such reports and documents within 15 days after the date on which the Trust files such reports and documents with the Commission or the date on which the Trust would be required to file such reports and documents if the Trust were so required, and (b) if filing such reports and documents with the Commission is not accepted by the Commission or is prohibited under the Exchange Act, to supply at the Trust's cost copies of such reports and documents to any prospective holder of Notes promptly upon written request. Additionally, upon the request of any Holder or prospective holder of the Notes, the Trust will provide consolidated financial statements of the Bank and its subsidiaries on an annual and quarterly basis.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The Trust's (i) Annual Report on Form 10-K for the fiscal year ended September 30, 1997, (the "Trust 10-K"), and (ii) Quarterly Report on Form 10-Q for the quarter ended December 31, 1997 (the "Trust 10-Q"), are attached hereto as Attachment A and Attachment B, respectively, and incorporated herein by reference. Also attached are the Consolidated Financial Statements of the Bank as of September 30, 1997 and 1996, together with Auditors' Report, and the Interim Financial Statements of the Bank as of December 31, 1997 (Attachments C and D, respectively). In addition, all documents filed by the Trust pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Exchange Offer shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  To the extent that this prospectus incorporates documents by reference which are not presented herein or delivered herewith, the Trust will provide, without charge to each person to whom this Prospectus has been delivered, a copy of any or all such documents, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to B.F. Saul Real Estate Investment Trust, 8401 Connecticut Avenue, Chevy Chase, Maryland 20815,
Attention: Chief Financial Officer, Telephone Number (301) 986-6000. In order to ensure timely delivery of the documents, any request should be made at least five business days prior to the Expiration Date of the Exchange Offer.

                               PROSPECTUS SUMMARY

  This Summary, including the Selected Consolidated Financial and Other Data, does not purport to be complete and is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus and in the documents incorporated by reference herein. Capitalized terms used in the summary and not defined therein have the meanings ascribed to such terms elsewhere in this Prospectus or in the documents incorporated by reference herein.

  The Trust has prepared its financial statements and other disclosures on a fully consolidated basis. The term "Trust" as used in this Prospectus and the financial statements included herein generally refers to the combined entity, which includes B. F. Saul Real Estate Investment Trust and its subsidiaries, including the Bank and the Bank's subsidiaries. "Real Estate Trust" refers to
B. F. Saul Real Estate Investment Trust and its subsidiaries, excluding the Bank and its subsidiaries. The financial information and other disclosures regarding the Bank in this Prospectus are presented as they appear in the Trust 10-K. The financial statements of the Bank as reported on a stand-alone basis vary in certain respects from the information presented in the Trust 10-K due to certain accounting adjustments to the Trust's consolidated financial statements required under generally accepted accounting principles.

                                   THE TRUST

  The Trust operates as a taxable Maryland real estate investment trust. The principal business activity of the Trust and its real estate subsidiaries is the ownership and development of income-producing properties. The Trust owns 80% of the outstanding common stock of the Bank, whose assets accounted for more than 95% of the Trust's consolidated assets at December 31, 1997. The Trust is a thrift holding company by virtue of its ownership of a majority interest in the Bank. See "Real Estate--Holding Company Regulation" in the Trust 10-K. The Offering has been structured to facilitate a potential separation of the Trust's real estate activities from its ownership of the Bank. See "Risk Factors--Effect of Potential Trust Reorganization."

  The Trust recorded net income of $6.9 million during the three months ended December 31, 1997 compared to net income of $2.3 million during the three months ended December 31, 1996. The Trust recorded net income of $18.9 million in the fiscal year ended September 30, 1997, compared to a net loss of $78,000 in the fiscal year ended September 30, 1996 and net income of $10.9 million in the fiscal year ended September 30, 1995.

  The Real Estate Trust's long-term objectives are to increase cash flow from operations and to maximize capital appreciation of its real estate. The properties owned by the Real Estate Trust consist principally of eleven hotels containing approximately 2,670 total available rooms, eight office and industrial projects with a combined gross leasable area of approximately 1,300,000 square feet, and ten undeveloped land parcels of approximately 439 total acres. These properties are located predominantly in the Mid-Atlantic and Southeastern regions of the United States. The average occupancy rate and the average room rate of the hotel portfolio increased to 63% and $75.84, respectively, for the three months ended December 31, 1997 from 61% and $69.51 for the three months ended December 31, 1996. For the fiscal year ended September 30, 1997, the average occupancy rate and average room rate increased to 70% and $72.21, respectively, from 68% and $68.79 for the previous fiscal year. In addition, the commercial and industrial property portfolio was 99% leased at both December 31, 1997 and September 30, 1997, compared to leasing rates of 95% at December 31, 1996 and 93% at September 30, 1996. See "Business--Real Estate" in the Trust 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Real Estate" in the Trust 10-Q.

                                    THE BANK

  GENERAL. Chevy Chase is a federally chartered and federally insured stock savings bank which at December 31, 1997 was conducting business from 133 full-service offices and 640 automated teller machines

("ATMs") in Maryland, Virginia and the District of Columbia. The Bank has its home office in McLean, Virginia and its executive offices in Chevy Chase, Maryland, both suburban communities of Washington, D.C. The Bank also maintains 16 mortgage loan production offices in the mid-Atlantic region, 15 of which are operated by a wholly-owned mortgage banking subsidiary, and 30 consumer loan production offices, 23 of which are operated by a wholly-owned finance subsidiary of the Bank. At December 31, 1997, the Bank had total assets of $6.1 billion and total deposits of $5.0 billion. Based on total consolidated assets at December 31, 1997, Chevy Chase is the largest bank headquartered in the Washington, D.C. metropolitan area.

  Chevy Chase is a consumer oriented, full service banking institution principally engaged in the business of attracting deposits from the public and using such deposits, together with borrowings and other funds, to make loans secured by real estate, primarily residential mortgage loans, and credit card and other types of consumer loans. The Bank also has an active commercial lending program. The Bank's principal deposit and lending markets are located in the Washington, D.C. metropolitan area. As a complement to its basic deposit and lending activities, the Bank provides a number of related financial services to its customers, including securities brokerage and insurance products offered through its subsidiaries. On November 12, 1997, the Bank acquired ASB Capital Management, Inc., one of the largest SEC-registered investment managers headquartered in the Washington, D.C. metropolitan area, through which the Bank provides a variety of investment products and fiduciary services to a primarily institutional customer base.

  Chevy Chase recorded operating income of $29.4 million during the three months ended December 31, 1997 compared to operating income of $20.0 million during the three months ended December 31, 1996. Chevy Chase recorded operating income of $80.2 million for the year ended September 30, 1997 compared to operating income of $46.1 million for the year ended September 30, 1996 and $55.7 million for the year ended September 30, 1995. At December 31, 1997, the Bank's tangible, core, tier 1 risk-based and total risk-based regulatory capital ratios were 6.65%, 6.65%, 6.81% and 13.01%, respectively. As of such date, the Bank's capital ratios exceeded the requirements under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") as well as the standards established for "well capitalized" institutions under the prompt corrective action regulations established pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA").

  Chevy Chase is subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision (the "OTS") and, to a lesser extent, by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank's deposit accounts are fully insured up to $100,000 per insured depositor by the Savings Association Insurance Fund (the "SAIF"), which is administered by the FDIC.

  BUSINESS OF THE BANK. The Bank historically has relied on retail deposits originated in its branch network as its primary funding source. The Bank's principal market for deposits consists of Montgomery and Prince George's Counties in Maryland and, to a lesser extent, Fairfax County in Virginia; approximately 82% of the Bank's deposits at December 31, 1997 were obtained from depositors in Maryland and Northern Virginia. As of such date, the Bank had 133 full-service offices located in Maryland, Northern Virginia and the District of Columbia. The Bank had the leading market share of deposits in Montgomery County and ranked third in market share of deposits in Prince George's County at June 30, 1996, according to the most recently published industry statistics. The per capita income of each of Montgomery and Fairfax Counties ranks among the highest of counties and equivalent jurisdictions nationally. These two counties are also the Washington, D.C. area's largest suburban employment centers with a substantial portion of their labor force consisting of federal, state, and local government employees. Private employment is concentrated in services and retail trade centers. Unemployment in Montgomery and Fairfax Counties in December 1997 (2.3% and 1.7%, respectively) was below the national rate (4.4%) and state rates (4.5% for Maryland and 3.1% for Virginia) for the same month.

  The Bank historically has concentrated its lending activities in the Washington, D.C. metropolitan area. In recent periods, the Bank and its subsidiaries have expanded the geographic region in which they purchase and originate loans to include primarily the northern and southern areas of the Eastern United States. The Bank has not changed its underwriting standards for loans purchased or originated in these areas, although the pricing of the loans may be different based upon local market conditions.

  As of December 31, 1997, the Bank's loan portfolio consisted primarily of single-family residential loans (approximately 40.1%), credit card loans (approximately 37.0%) and non-credit card consumer loans (approximately 9.2%). The Bank originates VA-guaranteed, FHA-insured and a wide variety of conventional residential mortgage loans through its wholly owned mortgage banking subsidiary, B.F. Saul Mortgage Company, or directly through Chevy Chase Mortgage, a division of the Bank. The Bank currently offers fixed-rate loans with maturities of 15 to 30 years and adjustable-rate residential mortgage loans, principally with maturities of 30 years. The Bank also offers revolving home equity credit line loans secured principally by a second mortgage on the borrowers' homes. In addition to revenue generated from interest on the loan portfolio, the Bank also recognizes income from loan origination and servicing fees. See "Business--Banking--Lending Activities;--Single Family Residential Lending; --Home Equity Lending; --Loan Servicing" in the Trust 10-K.

  With respect to its credit card program, the Bank offers Chevy Chase "Classic," "Gold" and "Platinum" VISA(R) and MasterCard(R) cards. Chevy Chase issues the credit cards and receives income on credit extended, a fee paid by merchants accepting card purchases based on a percentage of credit card sales, an annual membership fee for use of the cards and various other fees based on cardholder usage and repayment activity. The Bank believes its credit card program contributes to market share growth in its local market by attracting new depositors, promoting a high degree of customer loyalty and providing opportunities to cross-market other products of the Bank. See "Business-- Banking--Lending Activities--Credit Card Lending" in the Trust 10-K.

  Chevy Chase currently offers a variety of consumer loans other than credit card loans, including automobile loans, overdraft lines of credit, home improvement loans and other unsecured loans for traditional consumer purchases and needs. In addition, through a wholly-owned subsidiary, the Bank offers "non-prime" automobile loans. "Non-prime" refers to a category of loans made to applicants who have experienced certain adverse credit events, but who meet certain other creditworthiness tests. During fiscal 1997, the Bank purchased or originated $890.0 million of automobile loans and $138.5 million of home improvement loans, which were more than offset by the transfers of $938.9 million and $224.0 million, respectively, of such receivables to trusts for securitization and sale to investors. During the three months ended December 31, 1997, the Bank purchased or originated $187.1 million of automobile loans and $35.1 million of home improvement loans, which were offset in part by the transfer of $220.9 million of automobile loan receivables to trusts for securitization and sale to investors.

  Beginning in late fiscal 1995, the Bank has diversified its loan portfolio by developing a middle-market and small business commercial lending program. In addition to extending credit, the Bank seeks to become the primary source of deposit products for its commercial customers. Management believes that these types of banking relationships are a natural extension and complement to the Bank's existing deposit and lending base. Commercial loans increased $15.5 million during the first three months of fiscal 1998 to $113.8 million at December 31, 1997 and are expected to continue to grow as the Bank continues to expand this aspect of its business.

  On November 12, 1997 the Bank purchased ASB Capital Management, Inc. ("ASB"), formerly a wholly-owned subsidiary of NationsBank Corporation and one of the largest SEC-registered investment managers headquartered in the Washington, D.C. metropolitan area. ASB provides a variety of investment products, including equity and fixed income securities, money market investments and real estate investments, to a primarily institutional client base and has approximately $3.0 billion of assets under management. The Bank anticipates that the acquisition will provide an additional source of fee-based revenues and will enhance the operations of the middle-market and small business commercial lending program by allowing the Bank to offer a broader variety of investment products and fiduciary services to institutional customers. Although the acquisition generated additional goodwill which reduced the Bank's regulatory capital levels, the Bank's capital levels have remained above the levels established for well-capitalized institutions.

  RETAIL BANKING EXPANSION STRATEGY. In recent years, the Bank has made significant investments in its retail banking franchise through establishment of additional branches and ATMs and expansion of its residential mortgage, consumer, middle market and small business lending operations. In the last three fiscal years, the Bank has opened 48 new branches and established 231 new ATMs, 22 and 85 of which, respectively, were established in fiscal 1997. During the first three months of fiscal 1998, the Bank opened five new branches and 26 new ATMs. At December 31, 1997, the Bank has received OTS approval to open four branches and is awaiting OTS approval to open three additional branches. At December 31, 1997, 200 of the Bank's 640 ATMs were located in grocery stores, and the Bank has the right to install ATMs in certain additional grocery stores in the greater Washington, D.C, Baltimore and Richmond areas which do not currently have ATM service. In addition, the Bank has opened five full service branches and three interactive kiosks in grocery stores as of December 31, 1997 and is assessing various options regarding establishment of additional in-store branches. The Bank believes that its retail banking expansion strategy will enable it to benefit from the favorable demographics in its primary markets, to capitalize on its status as the largest locally-owned depository institution in the Washington, D.C. metropolitan area, and to provide the type of convenient service that consumers and small businesses typically demand.

  NON-PERFORMING ASSETS. Non-performing assets totaled $101.6 million, after valuation allowances on real estate held for sale ("REO") of $143.7 million, at December 31, 1997, compared to $158.5 million, after valuation allowances on REO of $131.2 million, at December 31, 1996. The $56.9 million decrease in non-performing assets was comprised of a net decrease in REO of $30.0 million and a decrease in non-accrual loans of $26.9 million resulting from a change in the Bank's reporting practices (as described below). In addition to the valuation allowances on REO, the Bank maintained $3.8 million and $32.1 million of valuation allowances on its non-accrual loans at December 31, 1997 and December 31, 1996, respectively.

  The majority of the Bank's REO is residential property, consisting primarily of five planned unit developments (the "Communities") which had an aggregate book value of $67.3 million as of December 31, 1997. Four of the five Communities are currently under active development. At December 31, 1997, two of the four active Communities had 2,301 remaining residential lots, of which 518 lots (22.5%) were under contract and pending settlement. Four of the active Communities had approximately 245 remaining acres of land designated for commercial use, of which 4.8 acres (2.0%) were under contract and pending settlement. In addition, at December 31, 1997, the Bank was engaged in discussions with potential purchasers regarding the sale of additional residential units and retail land. The level of REO and of non-performing assets has decreased substantially over the past four years as the Bank has disposed of the bulk of the assets it acquired through foreclosure or deed-in-lieu of foreclosure in 1990 and 1991. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition-- Banking--Asset Quality--Disposition of REO" in the Trust 10-K.

  Effective June 30, 1997, the Bank conformed its reporting practices for credit card loans to those of most credit card issuers and began to exclude credit card loans from non-accrual loans and non-performing assets. Credit card loans are not placed on non-accrual status, but continue to accrue interest until the loan is either paid off or charged off. Net charge-offs of credit card loans decreased to $23.6 million for the three months ended December 31, 1997 compared to $25.0 million for the corresponding quarter in fiscal 1996. Net charge-offs of credit card loans for fiscal 1997 were $105.5 million, compared to $74.1 million for fiscal 1996. The increase in net charge-offs for fiscal 1997 versus fiscal 1996 generally reflects the trends that are affecting the credit card industry as a whole. Management has implemented more stringent underwriting and other lending policies designed to reduce such losses in future periods. For example, the Bank has expanded and refined its use of credit scoring techniques, including development of proprietary scoring techniques intended to supplement traditional underwriting and account management procedures with statistical information. The allowance for losses on credit card loans increased to $94.8 million at December 31, 1997 from $89.4 million at September 30, 1997. Charge-offs in any fiscal period relate both to balances and conditions or events that existed at the beginning of the period and to balances created during the period and may therefore exceed the levels of valuation allowances established at the beginning of the fiscal period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Banking-- Asset Quality--Allowances for Losses" in the Trust 10-Q.

  ASSET SECURITIZATIONS. Chevy Chase has accessed the capital markets as an additional means of funding its operations and managing its capital ratios and asset growth. Specifically, the Bank has securitized financial assets, including credit card, home equity credit line, home loan and automobile loan receivables, as well as single-family residential loans, because such securitizations provide the Bank with a source of financing at competitive rates and assist the Bank in maintaining compliance with regulatory capital requirements. Additionally, the securitizations have permitted the Bank to limit the credit risk associated with these assets while continuing to earn servicing fees and other income associated with the securitized assets.

  Since 1988, the Bank has securitized approximately $11.6 billion of credit card, home equity credit line, automobile and home loan receivables. These transactions depend on sophisticated back-office systems to service complex securitization structures and on personnel with the experience to design, install and manage those systems. At December 31, 1997, the Bank serviced $4.1 billion, $405.0 million, $1.2 billion and $227.5 million of securitized credit card, home equity credit line, automobile and home loan receivables, respectively. Chevy Chase derives fee-based income from servicing these securitized portfolios. However, such fee-based income has been adversely affected in recent periods by increases in delinquencies and charge-offs related to the receivables placed in these securitized pools.

  The Bank's securitization transactions transfer the risk of repayment on securitized assets to a trust which holds the receivables and issues the asset-backed certificates and ultimately the risk of repayment is transferred to the holders of those certificates. The Bank retains risk with respect to the assets transferred to the trust only to the extent that it retains recourse based on the performance of the assets or holds certificates issued by the trust (such as a "seller certificate"). In its securitizations, the Bank typically retains a limited amount of recourse through one or more means. Most often, limited recourse is retained through the establishment of "spread accounts." Occasionally other structures, such as overcollateralization, are used. Spread accounts are funded by initial deposits, if required, and by amounts generated by the securitized assets over and above the amount required to pay interest, defaults and other charges and fees on the investors' interest in the securitization transaction. Because amounts on deposit in the spread accounts are at risk depending upon performance of the securitized receivables, those amounts represent recourse to the Bank.

  The Bank is obligated under various recourse provisions related to the securitization and sale of receivables to the extent of any amounts on deposit in certain "spread accounts" owned by the Bank. These spread accounts provide credit support for the Bank's securitizations and are funded by certain deposits made by the Bank and by excess cash flow payments generated by the securitized assets. Of the $6.1 billion of outstanding trust certificate balances at December 31, 1997, approximately $132.7 million represented amounts on deposit in such spread accounts subject to risk of loss. Pursuant to OTS's capital requirements, the Bank maintains dollar-for-dollar capital against the securitized assets in an amount equal to (i) the amounts on deposit in such spread accounts, (ii) the amount of any interest-only strips relating to the securitized assets, and (iii) certain other items representing recourse for regulatory capital purposes, up to the otherwise applicable capital requirement on the underlying loans. See "Risk Factors--Securitization Activities."

  HISTORY AND OWNERSHIP. The Bank was organized in 1969 as a stock savings institution under Maryland law. On May 22, 1985, the Bank obtained federal insurance of its deposit accounts and on April 8, 1986 it became a federally chartered stock savings bank. Eighty percent (80%) of the outstanding common stock of the Bank is owned by the Trust. The remaining 20% of the Bank's common stock is held by Derwood Investment Corporation, an affiliate of the Trust which owns 16% of the shares, and the B. F. Saul Company Employees' Profit Sharing and Retirement Trust, which owns 4% of the shares. B. Francis Saul II is the Bank's founder and principal executive officer. Through his significant equity interest and management positions in the Bank's major stockholders, Mr. Saul has the ability to effectively control the affairs and direct the policies of the Bank.

                               THE EXCHANGE OFFER

The Exchange Offer........  The Trust is offering to exchange $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes that is properly tendered and accepted. The Trust will issue the New Notes promptly after the Expiration Date. As of the date of this Prospectus, $200,000,000 aggregate principal amount of Old Notes is outstanding. See "The Exchange Offer."

Resale of New Notes.......  Based on an interpretation by the staff of the
                            Commission set forth in no-action letters issued to third parties, the Trust believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than (i) a broker-dealer who purchased such Old Notes directly from the Trust for resale pursuant to Rule 144A or any other available exemption under the Securities Act, or (ii) a person that is an "affiliate" of the Trust within the meaning of Rule 405 under the Securities Act), except as described in the following paragraph, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the New Notes in its ordinary course of business and is not participating, does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of the New Notes. In the event that the Trust's belief is inaccurate, holders of New Notes that transfer New Notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration thereunder may incur liability under the Securities Act. The Trust does not assume or indemnify holders against such liability, although the Trust does not believe that any such liability should exist.

                            Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer in exchange for Old Notes that were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of such New Notes. The Trust has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resales. See "Plan of Distribution."

                            This Exchange Offer is not being made to, nor will the Trust accept surrenders for exchange from, holders of Old Notes in any jurisdiction in which this Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

Expiration Date...........  5:00 p.m., New York City time, on Friday, May 29,
                            1998, unless and until the Trust extends the period of time during which the Exchange Offer is open, in which case the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended. See "The Exchange Offer Expiration Date; Extensions; Amendments."

Accrued Interest on the
 New Notes and the Old
 Notes....................  Interest on the New Notes will accrue from March
                            25, 1998 at a rate of 9 3/4%. Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on such Old Notes accrued from March 25, 1998 to the date of the issuance of the New Notes. Consequently, holders who exchange their Old Notes for New Notes will receive the same interest payment on October 1, 1998 (the first interest payment date with respect to the New Notes) that they would have received had they not accepted the Exchange Offer. See "The Exchange Offer--Interest on the New Notes."

Termination of the
 Exchange Order...........  The Trust may terminate the Exchange Offer if it determines that (i) the Exchange Offer, or the making of any exchange, would violate any applicable law or any interpretation of applicable law by the staff of the Commission, or (ii) the Trust's ability to proceed with the Exchange Offer could be materially impaired due to any pending or threatened legal or governmental action or proceeding or the enactment of any law, statute, rule or regulation. The Trust does not expect any of the foregoing conditions to occur, although there can be no assurances in this regard. See "The Exchange Offer--Termination."

Procedures for Tendering
 Old Notes................  Each holder of Old Notes wishing to accept the
                            Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Old Notes to be exchanged and any other required documentation to Norwest Bank Minnesota, National Association, as Exchange Agent, at the address set forth herein and therein or effect a tender of Old Notes pursuant to the procedures for book-entry transfer as provided for herein. By executing the Letter of Transmittal, each holder will represent to the Trust that, among other things, (i) the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder,
                            (ii) the person receiving the New Notes is not participating in and does not intend to participate in a distribution of the New Notes, (iii) neither the holder nor any such other person has any arrangement or understanding with any person to participate in the distribution of such New Notes and (iv) neither the holder nor any such other person is an "affiliate" of the Trust within the meaning of Rule 405 under the Securities Act. See "The Exchange Offer--Procedures for Tendering."

Special Procedures for
 Beneficial Owners........  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on behalf of such beneficial owner. If a beneficial owner wishes to tender on its own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering its Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time and may not be able to be completed prior to the Expiration Date. See "The Exchange Offer--Procedures for Tendering."

Guaranteed Delivery
 Procedures...............  Holders of Old Notes who wish to tender their Old
                            Notes and (i) whose certificates representing such Old Notes are not immediately available, (ii) who cannot deliver their Old Notes, a properly completed Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date or (iii) who cannot complete the procedures for book-entry transfer on a timely basis, may tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer--Guaranteed Delivery Procedures."

Withdrawal Rights.........  Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date. See "The Exchange Offer--Withdrawal of Tenders."

Acceptance of Old Notes
 and Delivery of New
 Notes....................  Subject to certain conditions (as summarized above in "Termination of the Exchange Offer" and described more fully in "The Exchange Offer-- Termination"), the Trust will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date.

Certain Tax
 Considerations...........  The exchange pursuant to the Exchange Offer will generally not be a taxable event for federal income tax purposes. See "Certain Federal Income Tax Considerations--Exchange Offer."

Exchange Agent and
 Information Agent........  Norwest Bank Minnesota, National Association is
                            serving as exchange agent (the "Exchange Agent") and information agent (the "Information Agent") in connection with the Exchange Offer. The mailing address of the Exchange Agent is Norwest Bank Minnesota, National Association, Corporate Trust Operations, P.O. Box 1517, Minneapolis, MN 55480-1517, while the address of the Exchange Agent for hand deliveries or for deliveries by overnight courier is Norwest Bank Minnesota, National Association, Corporate Trust Operations, Norwest Center, Sixth and Marquette, Minneapolis, MN 55479-0113. For information with respect to the Exchange Offer, the telephone number for the Exchange Agent is 612-667-9764 and the number for facsimile transmission (for Eligible Institutions only) is 612-667-4927.

Use of Proceeds...........  There will be no cash proceeds payable to the Trust from the issuance of the New Notes pursuant to the Exchange Offer.

                         SUMMARY OF TERMS OF THE NOTES

  The Exchange Offer applies to $200,000,000 aggregate principal amount of the Old Notes. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes, except that the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof. In addition, the New Notes will not be subject to certain adjustments in interest rate. The New Notes will evidence the same indebtedness as the Old Notes, will be entitled to the benefits of the Indenture and will be treated as a single class thereunder with the Old Notes. See "Description of the Notes--General."


Maturity Date.............  April 1, 2008.


Interest Payment Dates....  April 1 and October 1 of each year, commencing
                            October 1, 1998.

Optional Redemption.......  On and after April 1, 2003 the Old Notes are, and the New Notes will be, redeemable at the option of the Trust, as a whole or from time to time in part, at any time at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the redemption date. In addition, the Old Notes are, and the New Notes will be, redeemable at the option of the Trust, in whole or in part, at any time prior to April 1, 2003, at a redemption price equal to the sum of (x) the principal amount thereof, plus (y) accrued and unpaid interest, if any, to the redemption date, plus (z) the Applicable Premium. See "Description of the Notes--Redemption."

Change of Control.........  Upon the occurrence of a Change of Control, each
                            Holder of the Notes may require the Trust to purchase all or a portion of such Holder's Notes at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. See "Description of the Notes--Certain Covenants-- Purchase of Notes upon a Change of Control." Failure of the Trust to purchase such Holder's Notes would constitute an Event of Default. The Trust's ability to purchase the Notes may be limited by the amount of its available cash and other factors. See "Risk Factors and Other Considerations--Ability to Pay Principal and Interest on the Notes."


Mandatory Redemption......  None.

Security..................  The Old Notes are, and the New Notes will be, secured by a first priority perfected security interest in the Pledged Bank Stock, by certain dividends, cash, instruments and other property and proceeds from time to time distributed with respect to the Pledged Bank Stock, and by certain other Collateral. The ability of the Trustee to obtain and maintain a first priority perfected security interest in such distributions may be limited to the extent that the Trustee does not, or is not able to, cause the Pledged Bank Stock to be registered in its name. See "Description of the Notes--Security--Certain Regulatory
                            Considerations." There currently is no market for the Bank's common stock.

Nonrecourse Nature of
 Notes....................  The Old Notes are, and the New Notes will be, nonrecourse obligations of the Trust, and the sole recourse for collection of principal, premium, if any, and interest on the Notes will be against the Pledged Bank Stock and the other Collateral. The Trust's obligations under the Notes are not guaranteed directly or indirectly by the Trust or any of its subsidiaries (including the Bank and its subsidiaries), and the Trust shall not be liable in any respect (except to the extent of its interest in the Pledged Bank Stock and the other Collateral) for the payment of any obligation due under the Notes. See "Risk Factors and Other Considerations--Security for the Notes; Limited Recourse by Noteholders," "Description of the Notes--Security--Certain Regulatory Considerations" and "--Security--Certain Bankruptcy Limitations."

                            A substantial portion of the business operations of the Trust is conducted through its subsidiaries (including the Bank and its Subsidiaries), and the Trust is dependent on the cash flow of such subsidiaries to meet its obligations, including its obligations under the Notes. Accordingly, the Notes will be effectively subordinated to all existing and future liabilities, including indebtedness and trade payables, of the Trust's subsidiaries and deposit liabilities of the Bank. As of December 31, 1997 on a pro forma basis after giving effect to the Offering and the use of the proceeds therefrom, the outstanding Indebtedness of the Trust would have been approximately $6.0 billion (including $200 million with respect to the Notes), and the Trust's subsidiaries would have had outstanding liabilities of $5.8 billion (including $5.6 billion of liabilities of the Bank and its subsidiaries). Subject to certain limitations, the Trust and its subsidiaries may incur additional Indebtedness in the future.

Substitution of Issuer....  Subject to certain conditions, the Trust may elect to transfer the obligations under the Notes and the Indenture, together with the ownership of the Pledged Bank Stock, to the New Obligor. After such transfer the Notes would be nonrecourse obligations of the New Obligor. The New Obligor's obligations under the Notes will not be guaranteed directly or indirectly by the Trust, the New Obligor or any of its subsidiaries (including the Bank and its subsidiaries), and the New Obligor shall not be liable in any respect (except to the extent of its interest in the Pledged Bank Stock and the other Collateral) for the payment of any obligation due under the Notes. See "Risk Factors--Effect of Potential Trust Reorganization" and "Description of the Notes--Substitution of New Obligor Under the Indenture."

Restrictive Covenants.....  The Indenture will contain certain covenants, including, but not limited to, covenants with respect to the following matters: (i) limitation on indebtedness; (ii) limitation on restricted payments; (iii) limitation on issuances and sales of capital stock of restricted subsidiaries; (iv) limitation on transactions with affiliates; (v) restriction on transfer of assets to subsidiaries;
                            (vi) limitation on sale of assets; (vii) limitation on restricted subsidiaries; (viii) limitation on dividend and other payment restrictions affecting restricted subsidiaries; (ix) required stock ownership; and (x) purchase of notes upon a change of control. See "Description of the Notes--Certain Covenants" and "--Consolidation, Merger and Sale of Assets."

Use of Proceeds...........  The Trust will not receive any cash proceeds from the issuance of the New Notes offered hereby. The net proceeds to the Trust from the sale of the Old Notes were approximately $194 million after deduction of the amount of the Initial Purchasers' discount and estimated expenses payable by the Trust. The Trust deposited approximately $185 million of such proceeds for the principal redemption (including premium) of the Trust's $175,000,000 aggregate principal amount of 11 5/8% Senior Secured Notes due 2002 (the "Existing Notes"). The Trust intends to use the remaining proceeds from the sale of the Old Notes for general corporate purposes. See "Use of Proceeds."

Exchange Offer;
 Registration Rights......  In connection with the sale of the Old Notes, the
                            Trust agreed in the Registration Rights Agreement to (i) to file a registration statement (the "Exchange Offer Registration Statement") with respect to an offer to exchange the Old Notes (the Exchange Offer made hereby) for secured, nonrecourse notes of the Trust with substantially identical terms to the Old Notes within 45 calendar days after March 25, 1998, the date of original issuance of the Old Notes (the "Issuance Date"),
                            (ii) to use its best efforts to cause the Exchange Offer Registration Statement to become effective under the Securities Act within 150 calendar days after the Issuance Date and (iii) to use its best efforts to consummate the Exchange Offer within 180 calendar days after the Issuance Date.

                            In the event that any changes in law or the applicable interpretations of the staff of the Securities and Exchange Commission (the "Commission") do not permit the Trust to effect the Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 180 days after the Issuance Date, or if any holder of the Old Notes (other than the Initial Purchasers) is not eligible to participate in the Exchange Offer, or upon request of the Initial Purchasers under certain circumstances, the Trust agreed in the Registration Rights Agreement to use its best efforts to cause to become effective by the 180th day after the Issuance Date a shelf registration statement pursuant to the Securities Act with respect to the resale of the Old Notes (the "Shelf Registration Statement") and to keep the Shelf Registration Statement effective until two years after the Issuance Date or such shorter period which will terminate when all the Old Notes covered by the Shelf Registration Statement have been sold pursuant thereto or all the Old Notes become eligible for resale pursuant to Rule 144 under the Securities Act without volume restrictions.

                            The Registration Rights Agreement provides that in the event that (a) the Exchange Offer Registration Statement is not filed with the Commission on or prior to the 45th calendar day following the Issuance Date, (b) the Exchange Offer Registration Statement has not been declared effective on or prior to the 150th calendar day following the effectiveness of the Exchange Offer Registration Statement or (c) the Exchange Offer is not consummated or the Shelf Registration Statement is not declared effective on or prior to the 180th calendar day following the Issuance Date, the interest rate borne by the Old Notes shall be increased by one-half of one percent per annum following such 45-day period in the case of clause (a) above, following such 150-day period in the case of clause (b) above or following such 180-day period in the case of clause (c) above, which rate will be increased by an additional one-half of one percent per annum for each 30-day period that any additional interest continues to accrue; provided that the aggregate increase in such annual interest rate may in no event exceed one percent per annum. Upon (x) the filing of the Exchange Offer Registration Statement after the 45-day period described in clause (a) above, (y) the effectiveness of the Exchange Offer Registration Statement after the 150-day period described in clause (b) above or (z) the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement after the 180-day period described in clause (c) above, the interest rate borne by the Old Notes from the date of such filing, effectiveness or consummation, as the case may be, will be reduced to the original interest rate if the Trust is otherwise in compliance with this paragraph; provided, however, that if, after any such reduction in interest rate, a different event specified in clause (a), (b) or (c) above occurs, the interest rate will again be increased and thereafter reduced pursuant to the foregoing provisions.

                            The Registration Statement, of which this Prospectus is a part, was filed on April 10, 1998, within 45 calendar days following the date of original issue of the Old Notes, and was declared effective by the Commission on April 27, 1998, within 150 calendar days following the date of original issue of the Old Notes, and thus no increase in the interest rate borne by the Old Notes has been made under clause (a) or clause (b) above.

                            Holders of any Old Notes not tendered in the Exchange Offer will not be entitled to require the Trust to file the Shelf Registration Statement, and the interest rate on any such Old Notes will remain at the initial level of 9 3/4%. Any Old Notes that remain outstanding after the consummation of the Exchange Offer and the New Notes will be treated as a single class of securities under the Indenture. See "Description of the Notes--General."

                                  RISK FACTORS

  See "Risk Factors and Other Considerations" for a discussion of certain factors that should be considered in evaluating an investment in the New Notes.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The selected consolidated financial and other data of the Trust herein have been derived from the Consolidated Financial Statements of the Trust, which statements for the years ended September 30, 1997, 1996, and 1995 have been audited by Arthur Andersen LLP, independent public accountants, as indicated by its reports with respect thereto which are included in the Trust 10-K and incorporated by reference into this Offering Memorandum. The selected consolidated financial and other data of the Trust for the years ended September 30, 1994 and 1993 have been derived from the Trust's audited financial statements. The Consolidated Financial Statements of the Trust for the three-month periods ended December 31, 1997 and December 31, 1996 are unaudited. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included in or attached to this Offering Memorandum. In the opinion of the management of the Trust, the amounts shown for the three months ended and as of December 31, 1997 and December 31, 1996 include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial results for such periods and as of such dates. The results of operations for any interim period are not necessarily indicative of the results for an entire fiscal year.

                SELECTED CONSOLIDATED FINANCIAL DATA--THE TRUST

                            AS OF OR FOR THE
                              THREE MONTHS
                           ENDED DECEMBER 31,           AS OF OR FOR THE YEAR ENDED SEPTEMBER 30,
                          ----------------------  ----------------------------------------------------------
                             1997        1996        1997        1996        1995        1994        1993
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Real Estate
 Revenues...............  $   21,749  $   19,020  $   84,569  $   76,839  $   77,285  $   66,044  $   93,245
 Operating Expenses.....      27,840      26,556     108,601     104,321     109,971     102,087     137,256
 Equity in earnings
  (losses) of
  partnership
  investments...........      (1,339)        444       4,150       3,374       3,681       1,738        (668)
 Gain (loss) on sales of
  property..............         --          --          895         (68)      1,664         --          184
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Real estate operating
  loss..................      (7,430)     (7,092)    (18,987)    (24,176)    (27,341)    (34,305)    (44,495)
 Banking operating
  income................      29,433      19,958      80,181      46,111      55,683      53,187      63,849
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Operating income before
  income taxes,
  extraordinary items,
  cumulative effect of
  change in accounting
  principle, and
  minority interest.....      22,003      12,866      61,194      21,935      28,342      18,882      19,354
 Provision for income
  taxes.................       5,581       5,131      12,810       8,301       2,021       7,025      11,703
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Income before
  extraordinary items,
  cumulative effect of
  change in accounting
  principle and minority
  interest..............      16,422       7,735      48,384      13,634      26,321      11,857       7,651
 Extraordinary items....        (266)        --          --          --          --      (11,315)      7,738
 Cumulative effect of
  change in accounting
  principle.............         --          --          --          --          --       36,260         --
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Income before minority
  interest..............      16,156       7,735      48,384      13,634      26,321      36,802      15,389
 Minority interest held
  by affiliates.........      (2,971)     (1,740)     (6,848)     (3,962)     (5,721)     (3,963)     (6,582)
 Minority interest--
  other.................      (6,329)     (3,692)    (22,676)     (9,750)     (9,750)     (9,750)     (4,334)
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total company net
  income (loss).........  $    6,856  $    2,303  $   18,860  $      (78) $   10,850  $   23,089  $    4,473
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
 Net income (loss)
  available to common
  shareholders..........  $    5,502  $      949  $   13,442  $   (5,498) $    5,430  $   17,669  $     (947)
BALANCE SHEET DATA:
 ASSETS
 Real estate assets.....  $  317,419  $  294,291  $  300,573  $  294,503  $  313,412  $  327,739  $  220,556
 Income-producing
  properties, net.......     180,469     159,532     156,535     156,115     163,787     159,529     162,356
 Land parcels...........      42,279      41,720      42,160      41,580      38,458      38,455      38,411
 Banking assets.........   6,128,941   6,142,076   6,057,413   5,693,074   4,911,536   4,666,298   4,872,771
 Total company assets...   6,446,360   6,436,367   6,357,986   5,987,577   5,224,948   4,994,037   5,093,327
 LIABILITIES
 Real estate
  liabilities...........     611,337     581,492     590,910     578,092     555,814     558,109     450,153
 Mortgage notes
  payable...............     206,969     183,085     180,204     173,345     184,502     185,730     264,776
 Notes payable--
  secured...............     175,000     175,000     175,000     177,500     175,500     175,000         --
 Notes payable--
  unsecured.............      47,252      43,897      46,633      42,367      41,057      40,288      38,661
 Banking liabilities....   5,641,966   5,687,419   5,582,167   5,388,444   4,619,451   4,413,832   4,634,001
 Minority interest held
  by affiliates.........      53,734      47,270      51,388      46,065      43,556      35,632      34,495
 Minority interest--
  other.................     218,307     218,307     218,306      74,307      74,307      74,307      74,307
 Total company
  liabilities...........   6,525,344   6,534,488   6,442,771   6,086,908   5,293,128   5,081,880   5,192,956
 Shareholders' deficit..     (78,984)    (98,121)    (84,785)    (99,331)    (68,180)    (87,843)    (99,629)

               STATEMENTS OF OPERATIONS AND OTHER DATA--THE BANK

                            FOR THE THREE
                            MONTHS ENDED
                          DECEMBER 31, 1997             YEAR ENDED SEPTEMBER 30,
                          ------------------  -----------------------------------------------
                            1997      1996      1997      1996      1995      1994     1993
                          --------  --------  --------  --------  --------  -------- --------
                                              (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Interest income.........  $106,395  $115,271  $450,480  $387,511  $365,315  $334,464 $348,814
Interest expense........    58,292    57,544   239,815   188,836   189,114   165,544  167,518
                          --------  --------  --------  --------  --------  -------- --------
 Net interest income....    48,103    57,727   210,665   198,675   176,201   168,920  181,296
Provision for loan loss-
 es.....................    35,062    26,840   125,115   115,740    54,979    29,222   60,372
                          --------  --------  --------  --------  --------  -------- --------
 Net interest income af-
  ter provision for loan
  losses................    13,041    30,887    85,550    82,935   121,222   139,698  120,924
                          --------  --------  --------  --------  --------  -------- --------
Non-interest income:
 Credit card fees, loan
  servicing fees and
  deposit servicing
  fees..................    89,986    77,817   327,091   324,804   218,572   111,279   91,216
 Gain on sale of invest-
  ment securities, net..       --        --        --        --        --        --     8,895
 Gain (loss) on sales of
  trading securities,
  net...................       557       (51)    1,203     1,158      (600)    1,695      --
 Earnings (loss) on real
  estate held for in-
  vestment or sale,
  net...................    (4,914)   (4,374)  (18,688)  (24,413)   (5,549)      835  (12,722)
 Gain on sales of credit
  card relationships,
  loans and mortgage-
  backed securities,
  net...................    33,172     7,901    73,822    23,242    12,882    30,522   31,375
 Net unrealized gain on
  interest-only strips..     3,824       --      6,976       --        --        --       --
 Other..................     6,744     6,318    22,573    19,713     7,320    15,718   11,989
                          --------  --------  --------  --------  --------  -------- --------
 Total non-interest in-
  come..................   129,369    87,611   412,977   344,504   232,625   160,049  130,753
                          --------  --------  --------  --------  --------  -------- --------
Non-interest expense:
 Salaries and employee
  benefits..............    44,845    36,604   160,949   127,370   108,218    87,390   69,739
 Marketing expenses.....    20,315    20,077    74,504    53,705    46,117    46,441   15,138
 Other non-interest ex-
  pense.................    47,817    41,859   182,893   200,253   143,829   112,729  102,951
                          --------  --------  --------  --------  --------  -------- --------
 Total non-interest ex-
  pense.................   112,977    98,540   418,346   381,328   298,164   246,560  187,828
                          --------  --------  --------  --------  --------  -------- --------
Banking operating in-
 come...................  $ 29,433  $ 19,958  $ 80,181  $ 46,111  $ 55,683  $ 53,187 $ 63,849
                          ========  ========  ========  ========  ========  ======== ========
DISTRIBUTIONS:
 Common Stock
  Dividends.............  $  3,500  $  3,000  $  9,000  $  8,500  $    --   $    --  $    --
 Tax sharing payments to
  Trust.................       --        --      9,811    25,000    20,500     9,585    5,000

                     BALANCE SHEET AND OTHER DATA--THE BANK

                           AS OF OR FOR THE
                          THREE MONTHS ENDED
                             DECEMBER 31,              AS OF OR FOR THE YEAR ENDED SEPTEMBER 30,
                         ----------------------  ----------------------------------------------------------
                            1997        1996        1997        1996        1995        1994        1993
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
 Total assets........... $6,128,941  $6,142,076  $6,057,413  $5,693,074  $4,911,536  $4,666,298  $4,872,771
 Mortgage-backed
  securities............  1,752,149   1,371,422   1,985,707   1,306,417     880,208   1,025,525   1,501,192
 Loans receivable, net..  2,327,325   3,091,253   2,104,240   2,772,967   2,327,222   2,357,598   1,861,276
 Loans held for sale....    108,441     104,881     102,749      76,064      68,679      33,598     176,504
 Loans held for
  securitization and
  sale..................    180,000     350,000     220,000     450,000     500,000     115,000     300,000
 Allowance for losses on
  loans.................    113,131      95,485     105,679      95,523      60,496      50,205      68,040
 Real estate held for
  investment or sale,
  net...................     88,932     118,889      94,290     123,489     222,860     330,655     388,459
 Allowance for losses on
  real estate held for
  investment or sale....    143,872     131,407     140,936     126,710     135,236     118,973     111,644
 Goodwill and other
  intangible assets,
  net...................     31,680       2,030       8,846       2,399       4,173       6,582       9,383
 Interest-only strips,
  net...................    139,365         --      105,812         --          --          --            -
 Excess spread assets,
  net...................        --       51,719         --       42,602      25,640      25,198      27,573
 Servicing assets, net..     34,645      34,335      41,579      32,790      28,573      15,304      20,472
 Deposit accounts.......  4,994,545   4,205,971   4,893,756   4,164,037   4,159,252   4,008,761   3,870,023
 Securities sold under
  repurchase agreements
  and other short-term
  borrowings............     80,039     671,306      74,821     637,141      10,435       8,907      88,266
 Bonds payable..........        --          --          --          --          --       24,030      24,605
 Notes payable..........      6,892       7,162       7,019       7,277       7,514       7,729       7,925
 Federal Home Loan Bank
  advances..............    139,939     418,665     188,511     269,065     155,052     100,000     412,000
 Capital notes-
  subordinated..........    250,000     250,000     250,000     160,000     160,000     160,000     138,500
 Stockholders' equity...    342,975     310,657     331,246     304,630     292,085     252,466     238,770
 Non-performing assets..    101,565     158,477     104,512     154,650     247,185     311,898     372,031
SELECTED RATIOS:
 Average stockholders'
  equity to average
  assets................       5.48%       5.35%       5.05%       6.18%       5.27%       5.34%       3.98%
 Net loan charge-offs to
  average loans.........       4.29%       3.14%       3.22%       2.75%       1.51%       1.74%       3.33%
 Non-performing assets
  and credit card loans
  past due 90 days, net
  to total assets (1)...       0.24%       1.02%       0.40%       1.04%       3.80%       5.40%       5.97%
 Average interest-
  earning assets to
  average interest-
  bearing liabilities...      94.46%      94.53%      94.81%      93.92%      92.86%      90.81%      86.44%
REGULATORY CAPITAL
 RATIOS:
 Tangible...............       6.65%       6.58%       6.96%       5.21%       5.77%       4.96%       4.60%
 Core (or leverage).....       6.65%       6.58%       6.96%       5.21%       5.77%       5.34%       5.35%
 Tier 1 risk-based......       6.81%       7.05%       7.24%       5.80%       6.65%       6.95%       7.29%
 Total risk-based.......      13.01%      14.06%      13.50%      10.14%      11.63%      12.19%      11.70%
FULL SERVICE BANKING
 FACILITIES.............        133         114         128         107          88          81          74
FULL SERVICE MORTGAGE
 BANKING FACILITIES.....         16          22          17          22          18          17          17

--------
(1) Effective June 30, 1997, the Bank no longer places credit card loans on non-accrual status.

                     RISK FACTORS AND OTHER CONSIDERATIONS

  An investment in the New Notes involves a high degree of risk. Prospective investors should carefully consider the following risk factors and other considerations relating to the Trust, the Bank and the Notes before deciding whether to invest in the New Notes.

ABILITY TO PAY PRINCIPAL AND INTEREST ON THE NOTES

  The Real Estate Trust's ability to meet its liquidity needs, including debt service payments, depends in significant part on its receipt of dividends from the Bank and tax sharing payments from the Bank pursuant to a tax sharing agreement among the Trust, the Bank and their subsidiaries (the "Tax Sharing Agreement"). As reflected in Note 35 to the Consolidated Financial Statements included in the Trust 10-K, the Real Estate Trust had positive cash flow from operating activities of $6.9 million, $9.0 million and $4.3 million in fiscal 1997, 1996 and 1995, respectively. The availability and amount of tax sharing payments and dividends in future periods are dependent upon, among other things, the Bank's operating performance and income, regulatory and contractual restrictions on such payments and (in the case of tax sharing payments) the continued consolidation of the Bank and the Bank's subsidiaries with the Trust for federal income tax purposes. OTS regulations tie Chevy Chase's ability to pay dividends to specific levels of regulatory capital and earnings. During fiscal 1997 and 1996, the Real Estate Trust received $7.2 million and $6.8 million in dividends from the Bank and $9.8 million and $25.0 million in tax sharing payments from the Bank, respectively. In 1995, the Real Estate Trust received $20.5 million in tax sharing payments from the Bank but did not receive any dividends. There can be no assurance that the Real Estate Trust will receive dividends or tax sharing payments in the future or, if it receives funds from these sources, that such funds will be in an amount sufficient to pay interest or other amounts on the Notes when due.

  The Real Estate Trust's ratios of available earnings to fixed charges were less than 1:1 in each of the last three fiscal years. These ratios represent a measure of the ability to meet debt service obligations from funds generated by operations. For purposes of computing the fixed-charges ratios, "available earnings" consist of income (loss) from continuing operations plus (i) provisions for income taxes, (ii) ground rent expense and (iii) interest and debt expense reduced by interest capitalized. This sum is divided by the total of interest and debt expense and ground rent expense to arrive at the ratio of available earnings to fixed charges. For the Real Estate Trust, fixed charges exceeded available earnings by $19.0 million in fiscal 1997, $24.2 million in fiscal 1996 and $27.3 million in fiscal 1995. "Available earnings" do not include payments made to the Trust pursuant to the Tax Sharing Agreement or dividends received by the Trust from the Bank.

  In the past, the Real Estate Trust funded debt repayment and capital improvements by new financings (including the public sale of unsecured notes), refinancings of maturing mortgage debt, asset sales, tax sharing payments from the Bank pursuant to the Tax Sharing Agreement and dividends from the Bank. See "Cash Flows from Investing Activities" in the Consolidated Financial Statements in the Trust 10-K. In order to fund these requirements in fiscal 1998 and future years, the Real Estate Trust will be required to raise substantial amounts of cash from a combination of such sources, which are subject to various contingencies, as described below.

  The Trust currently anticipates that in order to pay the principal amount of the Notes at maturity or upon the occurrence of an Event of Default or to redeem the Notes, it will be required to borrow funds, sell equity securities, sell assets or seek capital contributions from affiliates. There can be no assurance that any of such actions could be effected on satisfactory terms or that any of the foregoing actions would enable the Trust to make any of the foregoing payments on the Notes. None of the affiliates of the Trust will be required to make any capital contributions or other payments, whether by loan or the purchase of equity securities or assets, to the Trust in respect of the Trust's obligations on the Notes, nor is there any assurance that any of the affiliates of the Trust would have the financial, legal or contractual ability to do so.

OPERATING LOSSES AND DEFICIT IN SHAREHOLDERS' EQUITY

  The operations of the Real Estate Trust, before the consolidation of Chevy Chase's results, reflect a loss from continuing operations before gain on sale of properties in each of the Real Estate Trust's last ten fiscal years. As reflected in Note 35 to the Consolidated Financial Statements in the Trust 10-K, which presents condensed financial statement information on the Trust without consolidation of balance sheet and operating data of the Bank and the Bank's subsidiaries, the operating loss of the Trust in recent periods would have been significantly higher without the consolidation of the Bank's results. The Trust's consolidated shareholders' equity at December 31, 1997 reflected a deficit of $79.0 million. There can be no assurance that the Real Estate Trust will achieve or maintain profitability in the future, and its ability to do so is subject to general economic conditions and to financial, business and other factors, including factors beyond the Trust's control, nor can there be any assurance that the Trust will at any time have sufficient resources to make payments on its indebtedness, including the Notes. See "Capitalization."

SUBSTANTIAL LEVEL OF INDEBTEDNESS; EFFECTIVE SUBORDINATION

  The Real Estate Trust, like most real estate investors, employs significant amounts of indebtedness to finance its investment and operations, and the total amount of the Real Estate Trust's indebtedness outstanding has increased as a result of issuance of the Old Notes. At December 31, 1997, on a pro forma basis after giving effect to the Offering and the application of the net proceeds therefrom, the Real Estate Trust would have had $567.1 million of consolidated Indebtedness, excluding indebtedness of the Bank and the Bank's subsidiaries. See "Capitalization." The high degree to which the Trust is leveraged could have important consequences to the Holders of the Notes. Such consequences include, but are not limited to, the following: (i) the Trust's ability to obtain additional financing in the future for capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired;
(ii) a significant portion of the Trust's cash flow must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Trust for its operations; (iii) certain of the Trust's borrowings are, and will continue to be, at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates that could have an adverse effect on the Trust's operating results and could adversely affect the amounts that would be available for payment of interest and principal on the Notes; and (iv) the instruments evidencing such indebtedness contain and will contain financial and restrictive covenants, the failure to comply with which may result in an event of default which, if not cured or waived, could have a material adverse effect on the Trust.

  Substantially all of the Trust's assets consist of the assets of its subsidiaries, and more than 95% of the Trust's consolidated assets at December 31, 1997 consisted of assets of the Bank. Accordingly, the Old Notes are, and the New Notes will be, effectively subordinated to all existing and future liabilities of Subsidiaries of the Trust, including indebtedness and trade payables of subsidiaries of the Trust and deposit liabilities of the Bank. In the event of a liquidation, dissolution or winding up of the Trust, lenders to and other creditors of the Trust's subsidiaries would be entitled to payment in full before holders of the Notes. In addition, holders of the preferred stock issued by the Bank and certain of its subsidiaries have liquidation preference rights and other rights that would, in certain circumstances, affect the ability of the Trust to receive distributions from the Bank in order to make payment on the Notes. See "--Restrictions on Dividends from the Bank." As a result, there may be insufficient assets remaining after payment of prior claims to pay any amounts due on the Notes. At December 31, 1997, on a pro forma basis after giving effect to the Offering and the application of the net proceeds therefrom, and based on certain assumptions as described herein, the aggregate amount of Indebtedness of the Trust would have been $6.0 billion and the aggregate amount of Indebtedness of subsidiaries of the Trust (other than the Bank and its subsidiaries) would have been $174.2 million and the aggregate amount of Indebtedness of the Bank and its subsidiaries would have been $5.5 billion.

SECURITY FOR THE NOTES; LIMITED RECOURSE BY NOTEHOLDERS

  The Trust's obligations under the Indenture and the Notes will be secured initially by a pledge of 80% (8,000 shares) of the issued and outstanding shares of the Bank's common stock. Affiliates of the Trust currently own the remaining 20% of the issued and outstanding shares of the Bank's common stock. Upon an Event of Default under the Indenture, the Trustee would not have the power to effect a foreclosure sale of all of the issued and outstanding shares of the Bank's common stock. The inability of the Trustee to convey ownership of all of the common stock of the Bank may have an adverse effect on the sales price of the Pledged Bank Stock. There can be no assurance that the proceeds from the sale or sales of the Pledged Bank Stock will be sufficient to satisfy the amounts due on the Notes. There currently is no public market for the Bank's common stock. See "Description of the Notes--Security."

  The Notes will be nonrecourse obligations of the Trust and the sole recourse for collection of principal, premium, if any, and interest on the Notes will be against the Pledged Bank Stock and other Collateral. The Trust's obligations under the Notes are not guaranteed directly or indirectly by the Trust or any of its subsidiaries (including the Bank and its subsidiaries), and the Trust shall not be liable in any respect (except to the extent of its interest in the Pledged Bank Stock and other Collateral) for the payment of any obligation due under the Notes.

REGULATORY CONSIDERATIONS AFFECTING ENFORCEMENT OF REMEDIES FOLLOWING AN EVENT OF DEFAULT

  The ability of the Trustee to effect a foreclosure sale of or vote the Pledged Bank Stock upon the occurrence of an Event of Default may be limited by various regulatory considerations. Under applicable OTS regulations relating to acquisition of control of savings associations and their holding companies (the "Control Regulations"), the right to effect the disposition of 25% or more of the Bank's outstanding common stock pursuant to a foreclosure sale, the right or power to vote 25% or more of the Bank's outstanding common stock or the acquisition of 25% or more of the Bank's outstanding common stock pursuant to a foreclosure sale or otherwise upon or after the occurrence of an Event of Default generally would be deemed to constitute acquisition of control of the Bank. The Control Regulations also establish certain presumptions of control which may apply to the power to dispose of, the acquisition of, or the power to vote as little as 10% of the Bank's outstanding common stock (including such power possessed by several persons acting in concert).

  Under the Control Regulations, any acquisition of control of the Bank upon or after the occurrence of an Event of Default would cause the Trustee and could cause the Holders of the Notes that are companies to become "thrift holding companies" subject to supervision, regulation and examination by the OTS. If it was determined that the pledge was made to "secure a loan contracted for in good faith" and the loan was "made in the ordinary course of the business of the lender," the Trustee and/or the Holders of the Notes could hold or vote the Pledged Bank Stock for up to one year without OTS approval. If the borrowing evidenced by the Notes were deemed to have satisfied these conditions, the Trustee and/or the Holders of the Notes would be required to report to the OTS within 30 days after the acquisition of control of the Bank. Upon application by the Trustee and/or the Holders of the Notes, the OTS would have the authority to approve, on an annual basis, an extension of the holding period for the Pledged Bank Stock for a maximum of an additional three years if it found that such an extension was warranted and would not be detrimental to the public interest. If, however, it was determined that the loan was not made in the ordinary course of business of the lender, the Trustee and/or the Holders of the Notes could be required to file with the OTS a "change-of-control" application within 90 days after the occurrence of an Event of Default and the Trustee and/or such Holders could not take any action to direct the management or policies of the Bank prior to the approval of the application. If the OTS did not approve the application, the Trustee and/or such Holders would be required to divest the Pledged Bank Stock within one year after OTS action on the application or within such shorter period as the OTS may require and in such manner as the OTS may require, and could not take any action to control the Bank during such period.

  The Control Regulations as applied to any entity acquiring control of the Bank could reduce the attractiveness of the Bank's common stock to potential purchasers and, accordingly, could adversely affect the value of the Pledged Bank Stock realized in the event of a foreclosure sale. Prospective purchasers of a controlling block of the Bank's common stock from the Trustee would be required to file with the OTS a "change-of-control" application for prior approval to acquire such shares. Any purchaser that is a company would become a "thrift holding company" subject to comprehensive supervision, examination and regulation by the OTS. As such a regulated entity, the purchasing company would become subject to restrictions on transactions between it and the Bank and might be required to guarantee the Bank's compliance with any capital restoration plan that would be required to be filed by the Bank if the Bank became undercapitalized. Such regulatory requirements may limit the number of potential bidders for the Pledged Bank Stock and may delay any sale, either of which events could have an adverse effect on the sale price of the Pledged Bank Stock.

  In May 1988, in connection with the merger of a Virginia thrift into the Bank, the B. F Saul Company, a shareholder of the Trust (the "Saul Company"), and the Trust entered into an agreement (the "Capital Maintenance Agreement") with the Federal Savings and Loan Insurance Corporation (the "FSLIC"), the FDIC's predecessor agency, under which the Trust and the Saul Company agreed to maintain the Bank's regulatory capital at the levels prescribed by applicable regulatory requirements. See "Business--Real Estate-- Holding Company Regulation" in the Trust 10-K. The Capital Maintenance Agreement provides that it is binding upon the "successors and assigns" of the Trust. As a result, upon or after an acquisition of control of the Bank by the Trustee and/or the Holders of the Notes, it is possible that the OTS or the FDIC might seek to impose upon the Holders of the Notes obligations under the Capital Maintenance Agreement, if it remained in effect at such time. Under the terms of the Indenture, the Trustee may not take any action that would expose Holders of the Notes to liability under the Capital Maintenance Agreement.

  OTS regulations require the Trust, to the extent it remains subject to the Capital Maintenance Agreement, to file a notice with the OTS prior to "divestiture" of the Bank so that the OTS may determine if there is any outstanding obligation under the Capital Maintenance Agreement. If the OTS were to treat the acquisition of control of the Pledged Bank Stock upon or after the occurrence of an Event of Default as a "divestiture" for purposes of this regulation, the ability of the Trustee to hold a foreclosure sale or exercise voting rights with respect to the Pledged Bank Stock on behalf of the Holders of the Notes would be delayed and, if the OTS were to determine that an outstanding obligation under the Capital Maintenance Agreement existed, could be conditioned upon the satisfaction of such obligation.

RESTRICTIONS ON DIVIDENDS FROM THE BANK

  The Bank's ability to declare and pay dividends on its common stock is subject to a number of restrictions, including restrictions under regulations issued by the OTS and restrictions imposed by various agreements. The Bank's efforts to maintain the required levels of capital and to generate the required levels of income necessary to declare and pay dividends under these agreements will be subject to all of the risks affecting its business, including the risks discussed elsewhere in this section. The payment of any dividends on the Bank's common stock will be determined by the Bank's Board of Directors based on the Bank's liquidity, asset quality profile, capital adequacy and recent earnings history, as well as economic conditions and other factors deemed relevant by the Board of Directors, including the restrictions discussed below.

  OTS Regulations. The OTS prompt corrective action regulation prohibits thrift institutions such as the Bank from making "capital distributions" (defined to include a cash distribution or a stock redemption, but excluding dividends in the form of additional shares of capital stock) unless the institution is at least "adequately capitalized" under the OTS prompt corrective action regulations. Currently, an institution is considered "adequately capitalized" for this purpose if it has a leverage (or core capital) ratio of at least 4.0%, a tier 1 risk-based capital ratio of at least 4.0% and a total risk-based capital ratio of at least 8.0%. At December 31, 1997, the Bank's leverage, tier 1 risk-based and total risk based capital ratios of 6.65%, 6.81% and 13.01%, respectively, met the ratios established for "well-capitalized" institutions and thus exceed the ratios established for "adequately-capitalized" institutions. See "Business--Banking--Regulation-- Prompt Corrective Action" in the Trust 10-K.

  In addition to the prompt corrective action regulation, the OTS capital distribution regulation limits the ability of thrift institutions such as the Bank to make "capital distributions" (defined to include a cash distribution or a stock redemption, but excluding dividends in the form of additional shares of capital stock) based primarily upon the institution's regulatory capital levels and earnings. At December 31, 1997, the Bank had sufficient levels of regulatory capital to be treated as a "Tier 1" institution eligible to make capital distributions without OTS approval in amounts up to the greater of (i) 100% of its net income for the calendar year to date, plus the amount that would reduce by one-half the institution's surplus capital ratio (i.e., the excess of the institution's total risk-based capital ratio over the requirement) at the beginning of the calendar year in which the distribution is made or (ii) 75% of its net income for the most recent four quarters. The OTS, however, retains the discretion to treat the Bank as a "Tier 2" or a "Tier 3" institution (after written notice) if it were to deem the Bank to be in need of more than normal supervision, in which case the Bank could be required to obtain prior OTS approval for capital distributions. In addition, the OTS retains general discretion to prohibit any otherwise permitted capital distributions on general safety and soundness grounds, and must be given 30 days advance notice of all capital distributions, during which 30-day period it may object to any proposed distribution. See "Business--Banking--Regulation--Dividends and Other Capital Distributions" in the Trust 10-K.

  In January 1998, the OTS proposed to amend its capital distribution regulation to simplify and conform it to the system of "prompt corrective action" established by FDICIA. Although the proposed amendments could have the effect of requiring the Bank to obtain prior OTS approval for capital distributions for which it currently is required only to provide advance notice, the Bank does not believe that the proposed regulation would have a material impact on its ability to pay common stock dividends.

  Regulatory Agreements. At the request of the OTS, the Board of Directors of the Bank adopted a resolution which permits the Bank to declare dividends on its stock (other than the 13% Preferred Stock) in any quarterly period up to the lesser of (i) 50% of its after tax net income for the immediately preceding quarter or (ii) 50% of the average quarterly after tax net income for the immediately preceding four quarter period, minus (in either case) dividends declared on the Bank's 13% Preferred Stock during that quarterly period. (The resolution does not restrict the Bank's ability to pay dividends on the 13% Preferred Stock.) In connection with the Bank's payment of common dividends, the OTS advised the Bank that the dividends paid on the 10 3/8% Preferred Stock issued by the new real estate investment trust subsidiary of the Bank (Chevy Chase Preferred Capital Corporation) must be deducted from net income for purposes of calculating the 50% limits under this board resolution. The Bank disagrees with the OTS's position regarding the 10 3/8% Preferred Stock and is seeking clarification of this issue from the OTS. Since the Bank received notice of the OTS's position, the Bank has on occasion proposed to pay dividends on its common stock in an amount that would have exceeded the 50% limit as interpreted by the OTS. On each occasion, the Bank received OTS approval to pay the full amount of the proposed dividends. However, there can be no assurance that the OTS in the future would approve dividends in excess of the amount determined using the OTS's interpretation. If the OTS's interpretation were to prevail and the OTS did not approve payment of such additional amounts, the maximum dividend on common stock otherwise payable by the Bank under the board resolution would by reduced by approximately $1.2 million per quarter.

  Indentures for Subordinated Debentures. The indentures pursuant to which the Bank's outstanding 9 1/4% Subordinated Debentures due 2005 (the "1993 Debentures") and 9 1/4% Subordinated Debentures due 2008 (the "1996 Debentures") were issued both provide that the Bank may not pay cash dividends on its capital stock unless, after giving effect to the dividend, no event of default shall have occurred and be continuing and the Bank is in compliance with its regulatory capital requirements. In addition, the amount of the proposed dividend may not exceed the sum of (i) $15 million, (ii) 66 2/3% of the Bank's consolidated net income (as defined in the indentures) accrued on a cumulative basis commencing on October 1, 1993 and (iii) the aggregate net cash proceeds received by the Bank after October 1, 1993 from the sale of qualified capital stock or certain debt securities, minus the aggregate amount of any restricted payments made by the Bank. Notwithstanding these restrictions on dividends, provided no default or event of default has occurred and is continuing under the indentures, the indentures do not restrict the payment of dividends on the 13% Preferred Stock.

  Terms of the 13% Preferred Stock. Assuming payment of the full noncumulative cash dividends accrued in respect of the four quarterly dividend periods in each year, annual dividends on the 13% Preferred Stock total $9.75 million. Such payments count against the various income limits under the OTS capital distribution regulation and the regulatory agreements discussed above in calculating amounts available for payment of cash dividends on the Bank's common stock. Such payments do not count against the dividend income limit contained in the indentures for the 1993 Debentures and 1996 Debentures. If the Board of Directors does not declare the full amount of the noncumulative cash dividend accrued in respect of any quarterly dividend period, in lieu thereof the Board of Directors will be required to declare (subject to regulatory and other restrictions) a stock dividend in the form of a new series of payment-in-kind preferred stock of the Bank (the "PIK Preferred Stock"). The material terms of any series of PIK Preferred Stock will be the same as the terms of the 13% Preferred Stock, except that (i) the annual dividend rate of the PIK Preferred Stock will be fixed at the time of its issuance by the Board of Directors in its discretion at an annual rate equal to or greater than the rate on the 13% Preferred Stock, up to a maximum annual rate of 20%, and (ii) the PIK Preferred Stock will be redeemable at any time after the date of issue at the option of the Bank. The Bank may not declare or pay any cash dividend on its common stock unless, with respect to each of the four most recent quarterly dividend periods, (i) the Bank has paid full cash dividends on the 13% Preferred Stock or (ii) the Bank has redeemed PIK Preferred Stock of any one or more series in an aggregate dollar amount at least equal to the unpaid cash dividend for such dividend period.

  Terms of Chevy Chase Preferred Capital Corporation 10 3/8% Preferred
Stock. Assuming payment of the full noncumulative cash dividends accrued in respect of the four quarterly dividend periods in each year, annual dividends on the 10 3/8% Preferred Stock issued by Chevy Chase Preferred Capital Corporation ("CCPCC") total $15.6 million. Although the Bank believes that dividends paid on the 10 3/8% Preferred Stock should not be considered a "capital distribution" under the OTS capital distribution regulation, there can be no assurance that the OTS would agree with this position. Without addressing the issue of whether such dividends are "capital distributions," the OTS has indicated that it would not object to the payment of the dividends on the 10 3/8% Preferred Stock in an amount up to CCPCC's net income for that quarter. CCPCC currently expects that its net income will be in excess of the amount needed to pay the dividends on the 10 3/8% Preferred Stock. However, dividends paid on the 10 3/8% Preferred Stock in excess of CCPCC's net income could be treated as "capital distributions" by the OTS, in which case dividends on the 10 3/8% Preferred Stock would be included, together with dividends on the 13% Preferred Stock and the common stock of the Bank, in calculating the amount of "capital distributions" payable by the Bank under OTS regulations. In addition, as noted above, the OTS has advised the Bank that the dividends paid on the 10 3/8% Preferred Stock must be deducted from net income for purposes of calculating the 50% limit on dividends under the resolution of the Board of Directors of the Bank. The Bank disagrees with the OTS's position regarding the 10 3/8% Preferred Stock and is seeking clarification of this issue from the OTS. The dividends paid on the 10 3/8% Preferred Stock are not included in calculating the permissible dividends under the indentures for the 1993 and 1996 Debentures.

CONSIDERATIONS RELATING TO TAX SHARING AGREEMENT

  The Trust, the Bank and the other companies in the Trust's affiliated group filing consolidated federal income tax returns entered into the Tax Sharing Agreement on June 28, 1990. In recent years, the operations of the Trust have generated significant net operating losses for federal income tax purposes, while during the same period the Bank has reported taxable income. Under the Tax Sharing Agreement, the Bank is obligated to make payments to the Trust based on its taxable income.

  OTS Restrictions on Tax Sharing Payments. Tax sharing payments by the Bank are expected to constitute one of the Trust's sources of cash to pay interest on the Notes. Under a resolution adopted by the Bank's Board of Directors at the request of the OTS, the Bank may make tax sharing payments of up to $15.0 million for any fiscal year without approval of the OTS. The tax sharing payments were conditioned on a pledge by or on behalf of the Trust of certain Trust assets to secure certain of its obligations under the tax sharing agreement. If OTS approval is needed for tax sharing payments, the OTS may decline to grant such approval on, among other grounds, general safety and soundness considerations. After obtaining OTS approval, the Bank made tax sharing payments of $9.8 million and $25.0 million in fiscal years 1997 and 1996, respectively. There can be no assurance that the OTS will approve future tax sharing payments by the Bank even if the Trust is able to pledge assets satisfactory to the OTS.

  Risk of Deconsolidation. The Indenture does not contain provisions that would restrict the Trust from taking any action that might result in a deconsolidation of the Trust and the Bank for federal income tax purposes. Upon the occurrence of any event resulting in deconsolidation, the Trust and the Bank generally would not be able to file a consolidated tax return with respect to periods beginning on or after the date of such event. In such case, no additional tax sharing payments from the Bank or its subsidiaries would arise under the Tax Sharing Agreement with respect to such periods. In certain circumstances, however, the Trust could be obligated to make payments to the Bank pursuant to the Tax Sharing Agreement with respect to Bank losses in such periods to comply with certain OTS guidelines. Among the events that would result in deconsolidation are a public offering by the Bank of its common stock, a foreclosure and sale of any of the Pledged Bank Stock and, possibly, the Trustee's exercise of, or acquisition of the right to exercise, the power to vote the Pledged Bank Stock following an Event of Default under the Indenture.

  Allocation of Tax Liabilities. Under the consolidated return regulations, each member of the Trust's consolidated group is jointly and severally liable for the group's entire federal income tax liability. Although such tax liability is contractually allocated among the members of the Trust's consolidated group pursuant to the Tax Sharing Agreement, the Internal Revenue Service (the "IRS") generally may seek payment from any member of the group. If the Trust (or members of the Trust group) have tax liabilities that are not paid, the Bank could be required to pay such amounts to the IRS. Such payments could have an adverse effect on the value of the Bank and, hence, on the value of the Pledged Bank Stock. Among the transactions that may cause the Trust to recognize significant taxable income are the sale or other disposition of assets, including some or all of its partnership interest in Saul Holdings Partnership, the sale or other disposition by Saul Holdings Partnership or its subsidiary partnerships of certain of their real properties or a reduction in the amount of the total indebtedness of Saul Holdings Partnership and its subsidiary partnerships.

  Trust Reimbursement Obligation. If in any year the Bank has net operating losses and the Trust's consolidated group uses such losses to offset taxable income of the Trust (or other members of the Trust group), the Trust generally would be required to make tax sharing payments to the Bank pursuant to the Tax Sharing Agreement. The sum of any such payments and any payments actually made to the IRS for such taxable year would not exceed the amount otherwise required to be paid to the IRS for such year if the Trust group had not been able to use the Bank's net operating losses. In addition, to the extent that in any year the Bank has net operating losses that are not used in that year to offset taxable income of the Trust (or other members of the Trust group), the Bank generally would carry back such losses to the three immediately preceding taxable years, obtaining a refund of taxes it paid to the IRS or, pursuant to the Tax Sharing Agreement, a reimbursement of tax sharing payments it made to the Trust, or both, depending on the amount of the losses and the taxable year in which they occur. Any payments made by the Trust to the Bank pursuant to the Tax Sharing Agreement could have a material adverse effect on the Trust's liquidity.

EFFECT OF POTENTIAL TRUST REORGANIZATION

  The Trust is characterized as a "thrift holding company" for regulatory purposes as a result of its ownership of the Bank's Common Stock. As a thrift holding company, the Trust is permitted to engage in certain activities, including real estate activities, that would not be permitted if the Trust were characterized as a "bank holding company" as a result of its control of a commercial bank rather than a thrift. Legislation is currently pending in Congress that would require federal thrifts like Chevy Chase to convert to commercial bank charters, which would cause the Trust to become a bank holding company. Such legislation could make it desirable to have an eventual separation of the Trust's real estate activities from its banking activities. Even without such a legislative stimulus, the Trust may find it to be advantageous in the future to separate its real estate and banking activities. The ability of the Trust to implement such a separation, however, is subject to a number of contingencies, including approval of the OTS, and there can be no assurances that even if the Trust desired such a separation it could be accomplished.

  To facilitate such a separation, the obligations under the Indenture and Notes may be assumed by a new company, which new company would own the Pledged Bank Stock and would become the debtor in respect of all obligations under the Indenture and the Notes (the "Substitution"). Depending on the circumstances at the time of the Substitution and other factors such as regulatory approvals, the new company could be separated from the Trust immediately after it obtains ownership of the Pledged Bank Stock or could remain a subsidiary of the Trust indefinitely or until some future date prior to being separated from the Trust. The Notes would continue to be secured by the Pledged Bank Stock and would be nonrecourse obligations of the new company. In addition, upon the Substitution the new company would become a party to the Tax Sharing Agreement, thereby allowing the new company to receive tax sharing payments that are attributable to the deduction resulting from interest payable on the Notes. The covenants under the Indenture would be modified in material respects to take into account the effect of the Substitution. See "Description of the Notes--Substitution of a New Obligor Under the Indenture" and "Description of the Notes--Certain Covenants of New Obligor."

  Were the Substitution to occur, the only significant assets of the new company at the time of the Substitution are likely to be the Pledged Bank Stock, the Bank Contribution Collateral (as defined) , if any, and the right to receive payments under the Tax Sharing Agreement. In such event, the only source of cash to pay amounts due on the Notes would be distributions from or payments by the Bank. There can be no assurances that the new company would receive an amount sufficient to pay interest or other amounts on the Notes when due. Moreover, in order to pay the principal amount of the Notes upon maturity or upon the occurrence of an Event of Default or to redeem the Notes, the new company would likely be required to borrow funds, sell equity securities, sell assets or seek capital contributions from affiliates. There can be no assurance that any of such actions could be effected on satisfactory terms or that any of the foregoing actions would enable the new company to make any of the foregoing payments on the Notes. None of the affiliates of the new company would be required to make any capital contributions or other payments, whether by loan or purchase of equity securities or assets, to the new company in respect of the new company's obligations on the Notes, nor is there any assurance that any of the affiliates of the new company would have the financial, legal or contractual ability to do so.

  All of the risks described herein with respect to the operations of the Bank will be equally applicable to the new company after it acquires the Pledged Bank Stock and should be read with consideration given thereto. In addition, the new company, whether owned by the Trust or distributed to the shareholders of the Trust, will not have a contractual right to require the Trust to pay principal and interest on the Notes.

POSSIBLE CONFLICTS OF INTEREST; LIMITATIONS ON AFFILIATE TRANSACTIONS

  The Trust may be subject to potential conflicts of interests in its business relationships with certain entities which are under the common control of B. Francis Saul II, Chairman and Chief Executive Officer of the Trust.

  Mr. Saul and his affiliates own 99.6% of the Trust's common shares of beneficial interest and thus control the Trust. Mr. Saul also controls the Saul Company, which in turn controls B. F. Saul Advisory Company (the "Advisor") and Franklin Property Company ("Franklin"). The Advisor acts as the Real Estate Trust's investment advisor, while Franklin acts as leasing and management agent for most of the income-producing properties owned by the Real Estate Trust and plans and oversees the development of other new properties and the expansion and renovation of existing properties. The compensation received by the Advisor and Franklin is determined by the Trust's Board of Trustees, only a minority of whom are considered independent. The Saul Company and its affiliated companies actively engage in various activities relating to the general business of real estate development and finance. No provision in the Declaration of Trust or the advisory contract with the Advisor prohibits the Advisor, Franklin, the Saul Company, their affiliates or any officer, director or employee of such companies from performing investment advisory services for parties other than the Real Estate Trust, engaging in activities similar to or competitive with the investment operations of the Real Estate Trust, or making real estate investments that might be suitable or desirable for the Real Estate Trust. The advisory contract provides that the Real Estate Trust has priority with respect to any investment made by the Saul Company, the Advisor and their directors and officers, for their account or for the account of any enterprise (other than a savings and loan institution) in which they have a beneficial interest aggregating 40% or more, although there are no procedural safeguards to ensure this priority. Potential conflicts of interest also may arise from Mr. Saul's role as Chairman and Chief Executive Officer of Saul Centers, the general partner of Saul Holdings Partnership, although Saul Centers, Saul Holdings Partnership and its subsidiary limited partnerships have entered into agreements with the Trust, which owns a 21.5% limited partnership interest in Saul Holdings Partnership, that are intended to minimize such potential conflicts. See "Business--Real Estate--Investment in Saul Holdings Limited Partnership--Exclusivity Agreement and Right of First Refusal" in the Trust 10-K.

RISKS OF CREDIT CARD LENDING BY CHEVY CHASE

  At December 31, 1997, Chevy Chase's credit card loans of $1.0 billion constituted approximately 37.0% of the Bank's loan portfolio. In addition, at December 31, 1997, the Bank managed $4.1 billion of securitized credit card loans which were not reflected on the Bank's balance sheet. Credit card loans entail greater credit risks than residential mortgage loans. Changes in credit card use and payment patterns by cardholders, including increased defaults, may result from a variety of social, legal and economic factors. Chevy Chase currently offers introductory periodic interest rates for varying initial periods which, at the conclusion of such periods, revert to the Bank's regular variable interest rate. If account holders choose to use competing sources of credit, the rate at which new receivables are generated may be reduced and certain purchase and payment patterns with respect to the receivables may be affected. Economic factors affecting credit card use include the rate of inflation and relative interest rates offered for various types of loans. Adverse changes in economic conditions could have a direct impact on the timing and amount of payments by borrowers. Default rates on credit card loans generally may be expected to exceed default rates on residential mortgage loans.

  Primarily reflecting the industry-wide decline in the performance of credit card loans, credit card delinquencies and net charge-offs on credit card loans have increased since September 1995. The Bank's delinquency rate on its portfolio of credit cards loans at December 31, 1997 was 7.09% and its charge-off rate for the three months ended December 31, 1997 was 8.77% compared to a delinquency rate at September 30, 1997 of 6.18% and a charge-off rate of 9.02% for year ended September 30, 1997. Effective June 30, 1997, the Bank conformed its reporting practices for credit card loans to those of most credit card issuers and began to exclude credit card loans from non-accrual loans and non-performing assets. Credit card loans are not placed on non-accrual status, but continue to accrue interest until the loan is either paid off or charged-off. At December 31, 1997, the Bank had $71.7 million of credit card loans classified for regulatory purposes as substandard, of which $56.3 million related to loans 90 days or more past due. The remainder ($15.4 million) related to accounts for which the customers have agreed to modified payment terms, but which were 30-89 days past due.

  The Bank regularly reviews the reasons for delinquency and charge-off as compared to information available at the time an account was originated to determine if such information should have indicated the propensity for delinquency and/or loss. The results of these reviews are used to adjust the Bank's underwriting criteria, as necessary. Although the Bank believes it currently has in place appropriate underwriting criteria to mitigate the risks associated with its credit card accounts, there can be no assurance that charge-offs and delinquencies will not increase. The Bank establishes an allowance for loss on credit card loans based on a number of factors, including historical charge-off and repayment experience and the age of the portfolio. The Bank has developed a roll rate model to extrapolate its allowance needs based on an analysis of the characteristics of the portfolio and trends at any particular time. The Bank's actual charge-off experience for credit card loans may vary from the forecasted levels because credit card loans typically are more sensitive to general economic conditions than certain other types of loans. In addition, the Bank's credit card loans and allowance for losses are subject to review by the OTS and the FDIC upon examination. Based on such examinations, the Bank could be required to establish additional valuation allowances or incur additional charge-offs. The Bank increased its allowance for losses on credit card loans during the first three months of fiscal 1998 by $5.3 million to $94.8 million at December 31, 1997. An increase in credit card delinquencies and charge-offs also may affect the Bank's income from loan servicing fees by reducing the amount earned on securitized credit card receivables.

  Certain jurisdictions and their residents may attempt to require out-of-state credit card issuers such as the Bank to comply with the consumer protection laws of those jurisdictions (including laws limiting the charges imposed by such credit card issuers) in connection with their operations in such jurisdictions. For example, in recent years a number of lawsuits and administrative actions have been filed in several states against out-of-state credit card issuers (including both federally chartered and state chartered insured depository institutions) challenging various fees and charges (such as late fees, over-the-limit fees, returned check fees and annual membership fees) assessed against residents of the states in which such lawsuits were filed, based on restrictions or prohibitions under the laws of such states. The Supreme Court has ruled that national banks may export late fees on credit cards as interest regardless of states' usury laws, however the law is not settled with respect to all types of fees and charges. If it were determined that out-of-state credit card issuers must comply with a jurisdiction's laws limiting the charges imposed by credit card issuers, such an action could have an adverse impact on the Bank's credit card operations.

  The credit card industry is highly competitive and characterized by increased pricing competition in interest rates and annual membership fees, use of advertising, target marketing and other features (such as buyer protection plans), as both established and new card issuers seek to expand or to enter the market and to retain their existing customers. The Bank has issued credit cards to customers nationwide, and competes for those customers with certain money center banks and other large nationwide issuers, as well as with regional and local depository institutions and other issuers, many of whom have sizable branch systems or other customer relationships through which such issuers market their credit cards. The Bank anticipates that competitive pressures will require adjustments from time to time to the pricing of the Bank's credit card accounts.

RISKS RELATING TO NON-PERFORMING ASSETS

  Chevy Chase's non-performing assets have continued to decrease from their peak in February 1992. Chevy Chase's level of REO at December 31, 1997, net of valuation allowances on such assets of $143.7 million, totaled $85.3 million. The Bank reviews on a quarterly basis the carrying value of its REO in order to make any adjustments required to present such assets at fair value. Although the Bank believes it has a reasonable basis for estimating its allowance for losses, no assurance can be given that the Bank will not sustain losses in any particular period that exceed the amount of the allowance for losses at the beginning of that period, or that subsequent evaluations of the asset portfolio, in light of factors then prevailing (including economic conditions, the Bank's internal review process and the results of regulatory examinations), will not require significant increases in the allowance for losses.

  At December 31, 1997, approximately $67.3 million (or 78.9%), after all valuation allowances, of the Bank's aggregate book value of REO was attributable to its five planned unit developments (the "Communities"), four of which are under active development. The Bank obtains updated appraisals on its REO from time to time and, in the past, has been directed to do so by the OTS in connection with regulatory examinations. As a result of such updated appraisals, the Bank could be required to increase its allowance for losses.

  At December 31, 1997, the ratio of the Bank's allowance for losses to non-performing assets and credit card loans past due 90 days was 94.6%.

FLUCTUATION OF NON-INTEREST INCOME OF CHEVY CHASE

  In recent years, non-interest income has become an increasingly large component of the Bank's net income. The Bank has earned non-interest income primarily from loan servicing and deposit servicing fees, credit card fees and gains on sales of loans. In fiscal 1997, 1996 and 1995, the Bank recognized non-interest income of $413.0 million, $344.5 million and $232.6 million, respectively. Of those amounts, $227.8 million, $264.1 million and $184.3 million, respectively, of total operating income was income from loan servicing fees and $57.4 million, $30.8 million, and $9.9 million, respectively, of total operating income was income from credit card fees. During the three months ended December 31, 1997, the Bank recognized non-interest income of $129.4 million, of which $64.5 million was income from loan servicing fees and $13.8 million was income from credit card fees. The Bank's ability to realize non-interest income is dependent upon market interest rates, the demand for mortgage and credit card loans, conditions in the loan sale market, the level of securitized receivables and other factors. The level of such income, therefore, is subject to substantial fluctuations. An increase in credit card delinquencies and charge-offs may affect the Bank's income from loan servicing fees by reducing the amount earned on securitized credit card receivables. Such charge-offs have increased significantly during recent periods, although the Bank's income has not been significantly affected to date as a result of the counterbalancing effects of such items as the expiration of introductory rates, repricing of existing portfolios and new fee-based strategies.

  Of the $68.5 million increase in non-interest income from fiscal 1996 to fiscal 1997, $33.1 million was attributable to gains recognized in connection with the Bank's credit card securitization activity resulting from the implementation of SFAS 125. Because such gains will be amortized in the future, the Bank expects that the relative impact of such gains on the Bank will be less in fiscal 1998 and future years.

SECURITIZATION ACTIVITIES

  The Bank relies to a significant degree on the securitization and sale of credit card, home equity credit line, automobile and home loan receivables to provide the Bank with additional funding sources at competitive rates, to assist the Bank in maintaining compliance with regulatory capital requirements, and to limit its credit risk associated with the securitized assets while continuing to earn servicing fees and other income associated with those assets. In addition, the Bank has derived a significant portion of its income in recent periods from gains recorded in connection with such securitization activities. See "Risk Factors--Fluctuation of Non-Interest Income of Chevy Chase." Since 1988, the Bank has securitized approximately $11.6 billion of loan receivables. At December 31, 1997, the Bank serviced $4.1 billion, $405.0 million, $1.2 billion and $227.5 million of securitized credit card, home equity credit line, automobile and home loan receivables, respectively.

  The Bank's ability to continue to access the securitization markets on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of the Bank's loan portfolio or servicing responsibilities. Inability to access the securitization markets on favorable terms could have a material adverse effect on the Bank's operations, liquidity and its ability to maintain compliance with regulatory capital requirements.

  In connection with its securitization activities, the Bank records on its balance sheet the fair value of interest-only strips representing the Bank's right to receive certain excess cash flows associated with the securitized assets. The Bank calculates the fair value of those interest-only strips by first estimating the amount of cash flow expected to be generated over the life of the receivables sold based on the terms of the loans and various other factors, the most significant of which are estimated prepayment and default rates. This expected cash flow is then reduced by the amount of interest expected to be paid to the investors and any recurring fees and expenses, and this "expected cash flow" is then discounted using an appropriate market interest rate. As of December 31, 1997, the Bank's balance sheet reflected $139.4 million in interest-only strips.

  If actual prepayment or default rates significantly exceed the estimates used to calculate the carrying values of these interests, the actual amount of future cash flow could be less than the expected amount and the value of the interest-only strips, as well as the Bank's earnings, could be negatively impacted. No assurance can be given that the Bank's receivables will not experience significant increases in prepayment or default rates or that the Bank may not have to write down the value of its interest-only strips. In addition, if prevailing interest rates were to increase, the discount rate used to compute the value of the interest-only strips flows might also increase, resulting in a reduction of the recorded value of the interest-only strips. Finally, although certain institutions, including the Bank, have in the past been able to sell interest-only strips, no assurance can be given that these assets could be sold in the future or that such assets could be sold at prices at or near their carrying value on the balance sheet. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Banking" in the Trust's 10-K.

  In addition to the risk of loss associated with the interest-only strips, the Bank also retains a risk of loss relating to the securitized assets to the extent of any amounts on deposit in certain "spread accounts" owned by the Bank. These spread accounts provide credit support for the Bank's securitizations and are funded by certain deposits made by the Bank and by excess cash flow payments generated by the securitized assets. At December 31, 1997, of the $6.1 billion in securitized assets outstanding at such date, approximately $132.7 million represented amounts on deposit in such spread accounts subject to risk of loss if the cash flow generated by the securitized assets were insufficient to cover payments due in the securitization. Pursuant to OTS's capital requirements, the Bank maintains dollar-for-dollar capital against the securitized assets in an amount equal to (i) the amounts on deposit in such spread accounts, (ii) the amount of any interest-only strips relating to the securitized assets, and (iii) certain other items representing recourse for regulatory capital purposes, up to the otherwise applicable capital requirement on the underlying loans.

  In certain circumstances, an "early payout" event could occur, the immediate consequence of which is that investors would begin to receive payments of principal from the securitized assets earlier than originally scheduled. However, in the case of revolving credits such as credit card and home equity credit line loans, such an event also could adversely affect the Bank's regulatory capital ratios and liquidity by requiring capital support and funding for any future advances to customers that would have been transferred to the securitization entity if an early payout event had not occurred. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Banking--Liquidity" in the Trust 10-K.

  The Bank also retains risk through the Bank's interest in "seller certificates." Seller certificates share collections on the securitized assets on an unsubordinated basis with the investor certificates (unless and to the extent recourse is retained through an express subordination) and are on-balance sheet assets against which the Bank must maintain capital.

EFFECT OF AN INCREASE IN INTEREST RATES ON OPERATING RESULTS OF CHEVY CHASE

  The Bank's operating results depend to a large extent on its net interest income, which is the difference between the interest the Bank receives from its loans, securities and other assets and the interest the Bank pays on its deposits and other liabilities. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Conditions such as inflation, recession, unemployment, money supply, international disorders and other factors beyond the control of the Bank may affect interest rates. If generally prevailing interest rates increase, the "net interest spread" of the Bank, which is the difference between the rates of interest earned and the rates of interest paid by the Bank, is likely to contract, resulting in less net interest income.

  Although the Bank pursues an asset-liability management strategy designed to control its risk from changes in market interest rates, the Bank's liabilities have shorter terms and are more interest-sensitive than its assets. At December 31, 1997, the Bank's one-year interest-sensitivity "gap" (the sum of all interest earning assets to be re-priced within one year minus all interest-bearing liabilities to be re-priced within one year, as a percentage of total assets) adjusted for the effect of the Bank's interest rate caps was 1.3%. This gap position indicates that the Bank's net interest spread will narrow, and its operating results will be adversely affected, during periods of rising market interest rates if the Bank is unable to reduce its gap. There can be no assurance that the Bank will be able to adjust its gap sufficiently to offset any negative effect of changing market interest rates.

RISKS OF OTHER CONSUMER LENDING OF CHEVY CHASE

  Chevy Chase is actively diversifying its non-credit card consumer lending business, focusing on automobile and home improvement loans. While such loans generally have shorter terms to maturity and carry higher rates than residential mortgage loans, they generally entail greater risk than residential mortgage loans, particularly when secured by rapidly depreciable assets, such as automobiles. In such cases, any collateral repossessed for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability and, thus, are more likely to be affected by adverse personal circumstances.

  The Bank also makes automobile loans through one of its operating subsidiaries. The underwriting guidelines for this subsidiary apply to a category of lending in which loans may be made to applicants who have experienced certain adverse credit events (and, therefore, would not necessarily meet all of the Bank's guidelines for its traditional loan program), but who meet certain other creditworthiness tests. The Bank believes that non-prime lending to lower credit grade borrowers entails a higher risk of delinquency and higher losses than loans made to prime borrowers who have better credit histories. Virtually all of the Bank's non-prime loans are made to borrowers who do not qualify for loans from traditional prime lenders. No assurance can be given that the Bank's operating strategy, including its underwriting criteria and loan pricing, will afford adequate protection against the higher risks associated with loans made to lower credit grade borrowers.

ECONOMIC CONDITIONS; REGIONAL CONCENTRATION OF LOAN PORTFOLIO

  The Bank's principal real estate lending market is the metropolitan Washington, D.C. area. In addition, a significant portion of the Bank's consumer loan portfolio, including credit cards, was generated by customers residing in the metropolitan Washington, D.C. area. Service industries and federal, state and local governments employ a significant portion of the Washington, D.C. area labor force. Adverse changes in economic conditions generally, or in the Washington, D.C. area in particular, could have a direct impact on the timing and amount of payments by borrowers and, as a result negatively impact the Bank's financial performance.

COMPETITION IN THE BANKING INDUSTRY

  The Bank encounters strong competition both in attracting deposits and making real estate and other loans. Historically, the Bank's major competition has come from local depository institutions. However, deregulation of the financial services industry, the enactment of interstate banking laws, and changing market demand have eroded distinctions between providers of financial services and expanded the type of institutions with which the Bank now competes. As a result, the Bank's competitors now include regional financial institutions, large money center and regional banks that have acquired institutions in the Bank's markets, and other national providers of investment alternatives.

REGULATORY CAPITAL LEVELS OF CHEVY CHASE

  As a federal savings association, the Bank is subject to minimum capital requirements prescribed by federal statute and OTS regulations. At December 31, 1997, the Bank's tangible, core, tier 1 risk-based and total risk-based regulatory capital ratios were 6.65%, 6.65%, 6.81% and 13.01%, respectively. The Bank's capital ratios exceeded the requirements under FIRREA as well as the standards established for "well capitalized" institutions under the prompt corrective action regulations established pursuant to FDICIA.

  The OTS's prompt corrective action regulations establish five capital categories for thrift institutions: well capitalized, adequately capitalized, undercapitalized, severely undercapitalized and critically undercapitalized. The OTS has the discretion under the prompt corrective action regulations to reclassify an institution from one category to the next lower category, for example, from "well capitalized" to "adequately capitalized," if, after notice and an opportunity for a hearing, the OTS determines that the institution is in an unsafe or unsound condition or has received and has not corrected a less than satisfactory examination rating for asset quality, management, earnings or liquidity.

  OTS capital regulations provide a five-year holding period (or such longer period approved by the OTS) for REO to qualify for an exception from treatment as an equity investment. If an REO property is considered an equity investment, its then-current book value is deducted from total risk-based capital. Accordingly, if the Bank is unable to dispose of any REO property (through bulk sales or otherwise) prior to the end of its applicable five-year holding period and is unable to obtain an extension of such five-year holding period from the OTS, the Bank could be required to deduct the then-current book value of the REO from risk-based capital. In February 1998, the Bank received from the OTS a further extension through February 17, 1999 of the five-year holding period for certain of its REO properties acquired through foreclosure in fiscal 1990, 1991 and 1992. There can be no assurance that the Bank will be able to dispose of all of its REO properties within the applicable time period or obtain any necessary further extensions.

  In addition, as of December 31, 1997, the Bank had $0.5 million in non-mortgage servicing assets and $90.6 million in interest-only strips (i.e., amounts representing rights to future income from serviced assets in excess of contractually specified servicing fees) related to non-mortgage assets, net of any associated deferred tax liability. The OTS and the other federal bank regulatory agencies have proposed amendments to their regulatory capital requirements relating to servicing assets that (i) would require deduction from core capital of non-mortgage servicing assets, and (ii) request comment on whether to require a similar deduction for interest-only strips relating to non-mortgage assets. See "Business--General--Banking--Regulation--Regulatory Capital" in the Trust 10-K. Based on a further review of the proposal, the Bank believes that even if the agencies were ultimately to decide to require deduction of non-mortgage interest-only strips, such deduction would not apply to non-mortgage interest-only strips arising out of the Bank's securitization activities which are treated as recourse obligations under existing capital requirements. As of December 31, 1997, all of the Bank's non-mortgage interest-only strips were being treated as recourse obligations in connection with the Bank's securitization and sales activities. Accordingly, while the Bank is unable to predict at this time whether and in what form any final amendments will be adopted, the Bank does not believe adoption of the proposal would have a material adverse effect on its regulatory capital ratios.

  The Bank's ability to maintain or increase its capital levels in future periods will be subject to general economic conditions, particularly in the Bank's local markets. Adverse general economic conditions or a renewed downturn in local real estate markets could require further additions to the Bank's allowances for losses and further charge-offs. Any such developments would adversely affect the Bank's earnings and thus its regulatory capital levels.

  As a result of the foregoing factors, although the Bank's regulatory capital ratios at December 31, 1997 meet the ratios established for "well capitalized" institutions, there can be no assurance that the Bank will be able to maintain levels of capital sufficient to continue to meet the standards for classification as "well capitalized" under the prompt corrective action standards.

RISKS RELATING TO THRIFT CHARTER

  Legislation passed in 1996 requires the merger of the BIF and the SAIF into a single Deposit Insurance Fund on January 1, 1999, but only if the thrift charter is eliminated by that date. Congress is considering legislation in various forms that would require federal thrifts, like the Bank, to convert their charters to national or state bank charters. The House Banking Committee approved a version of such legislation on June 20, 1997 and the House Commerce Committee approved its version of the legislation on October 30, 1997. While the last session of Congress adjourned without further action on the bills, the House has resumed consideration of the legislation in this session. In the absence of appropriate "grandfather" provisions, such legislation could have an adverse effect on the Bank and the Trust because, among other things, the Trust engages in activities that are not permissible for bank holding companies and the regulatory capital and accounting treatment for banks and thrifts differs in certain significant respects. While the versions of the bill approved by the House Banking and Commerce Committees both contain grandfather provisions that address many of these issues, the Bank cannot determine at this time whether, or in what form, such legislation may eventually be enacted, and there can be no assurances that any such legislation that is enacted will contain adequate grandfather rights for the Bank or the Trust.

CAPITAL MAINTENANCE AGREEMENT BY THE TRUST

  The Trust has entered into an agreement with OTS's predecessor agency to maintain Chevy Chase's regulatory capital at the level prescribed by applicable regulatory requirements and, if necessary, to infuse additional capital to enable Chevy Chase to meet those requirements. If the Bank is unable to meet its capital requirements in the future, the OTS could seek to enforce the Trust's obligations under the agreement. To the extent additional capital infusions may be required pursuant to the Trust's capital maintenance agreement, the funds available to repay Notes would be reduced.

  In addition, if the Bank were to become "undercapitalized" under the prompt corrective action regulations, it would be required by statute to file a capital restoration plan with the OTS setting forth, among other things, the steps the Bank would take to become "adequately capitalized." The OTS could choose to not accept the plan unless the Trust guaranteed in writing the Bank's compliance with the plan. The aggregate liability of the Trust under such a commitment would be limited to the lesser of (i) an amount equal to 5.0% of the Bank's total assets at the time the Bank became "undercapitalized" and (ii) the amount necessary to bring the Bank into compliance with all applicable capital standards as of the time the Bank fails to comply with its capital plan. If the Trust refused to provide the guarantee, the Bank would be subject to the more restrictive supervisory actions applicable to "significantly undercapitalized" institutions.

YEAR 2000 CONSIDERATIONS

  Some of the Bank's computer systems are designed to process transactions using two digits to describe the year (e.g., "97" for 1997) rather than four digits, and therefore such systems may have difficulty accurately processing transactions and making calculations using dates later than December 31, 1999. Management has implemented a program to upgrade or replace its computer systems to address this problem and expects the upgrades and replacements, along with related testing, to be completed not later than December 1998. Management does not expect that the cost of converting such systems will be material to its financial condition or results of operations. Nevertheless, a failure on the part of the Bank to ensure that its computer systems are year 2000 compliant could have a material adverse effect on the Bank's operations. Moreover, if any of the Bank's significant customers or service providers do not successfully and timely achieve year 2000 compliance for their computer systems, the Bank also could be adversely affected.

RELIANCE ON B. FRANCIS SAUL II

  The success of the Trust is largely dependent upon the efforts and skills of
B. Francis Saul II, the Trust's Chairman and Chief Executive Officer. Mr. Saul and his family have played a prominent role in the development and management of real estate in the Washington, D.C. area for over 100 years. The loss of Mr. Saul's services could materially and adversely affect the Trust.

ABSENCE OF A PUBLIC MARKET FOR THE NOTES

  There has previously been no public market for the Notes. Although the Initial Purchasers have informed the Trust that they currently intend to make a market in the Old Notes and, if issued, the New Notes, they are not obligated to do so, and any such market-making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes. The Trust does not intend to apply for listing of the New Notes on any securities exchange or for quotation of the New Notes through any automated quotation system.

CONSEQUENCES OF FAILURE TO EXCHANGE

  Untendered Old Notes that are not exchanged for New Notes pursuant to the Exchange Offer will remain "restricted securities" within the meaning of Rule 144 under the Securities Act. Old Notes will continue to be subject to the following restrictions on transfer: (i) Old Notes may be resold only if registered pursuant to the Securities Act, or if an exemption from registration is available thereunder, and (ii) Old Notes will bear a legend restricting transfer in the absence of registration or an exemption therefrom.


                                USE OF PROCEEDS

ISSUANCE OF NEW NOTES

  The Trust will not receive any cash proceeds from the issuance of the New Notes offered hereby. In consideration for issuing the New Notes as contemplated in this Prospectus, the Trust will receive in exchange Old Notes in like principal amount, the terms of which are identical in all material respects to the terms of the New Notes, except that the New Notes will not bear legends restricting the transfer thereof or certain provisions with respect to increases in the interest rate. The Old Notes surrendered in exchange for New Notes will be retired and canceled and may not be reissued. Accordingly, issuance of the New Notes will not result in any increase in the indebtedness of the Trust.

SALE OF OLD NOTES

  The net proceeds to the Trust from the sale of the Old Notes were approximately $194 million after deduction of the Initial Purchasers' discount and estimated expenses payable by the Trust. The Trust deposited approximately $185 million of such proceeds for the principal repayment (including premium) of the Existing Notes. The Trust intends to use the remaining proceeds from the sale of the Old Notes for general corporate purposes.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Trust at December 31, 1997 and as adjusted to give effect to (i) the sale of the Old Notes and
(ii) the application of the net proceeds of the Offering to payment of the Existing Notes. See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus and in the attached documents.

                                                       ACTUAL    AS ADJUSTED
                                                     ----------  -----------
                                                         (IN THOUSANDS)
LIABILITIES:
Real Estate Liabilities
  9 3/4% Senior Secured Notes....................... $      --   $  200,000
  11 5/8% Senior Secured Notes......................    175,000         --
  Mortgage notes payable............................    206,969     206,969
  Notes payable--unsecured..........................     47,252      47,252
  Deferred gains--real estate.......................    112,883     112,883
  Accrued dividends payable--preferred shares of
   beneficial interest..............................     37,585      37,585
  Other liabilities.................................     31,648      31,648
                                                     ----------  ----------
    Total Real Estate Liabilities...................    611,337     636,337
                                                     ----------  ----------
Banking Liabilities
  Deposit accounts..................................  4,994,545   4,994,545
  Borrowings........................................     86,931      86,931
  Federal Home Loan Bank advances...................    139,939     139,939
  Other liabilities.................................    170,551     170,551
  Capital Note--9 1/4% Subordinated Debentures due
   2005.............................................    150,000     150,000
  Capital Note--9 1/4% Subordinated Debentures due
   2008.............................................    100,000     100,000
                                                     ----------  ----------
    Total Banking Liabilities.......................  5,641,966   5,641,966
                                                     ----------  ----------
MINORITY INTEREST...................................    272,041     272,041
                                                     ----------  ----------
SHAREHOLDERS' EQUITY (DEFICIT):
  Preferred shares of beneficial interest...........        516         516
  Common shares of beneficial interest..............      6,642       6,642
  Paid-in surplus...................................     92,943      92,943
  Deficit...........................................   (137,140)   (146,713)
  Net unrealized holding loss.......................        (97)        (97)
                                                     ----------  ----------
                                                        (37,136)    (46,709)
  Less cost of common shares of beneficial interest
   in treasury......................................    (41,848)    (41,848)
                                                     ----------  ----------
    Total Shareholders' Equity (Deficit)............    (78,984)    (88,557)(1)
                                                     ----------  ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
 (DEFICIT).......................................... $6,446,360  $6,461,787
                                                     ==========  ==========

--------
(1) Total shareholders' deficit will increase by $9.6 million as a result of the repayment of the 11 5/8% Senior Secured Notes as follows:

                                                                  (IN THOUSANDS)
   Prepayment costs..............................................    $ 9,975
   Write-off of unamortized debt issuance costs..................      4,529
                                                                     -------
     Subtotal....................................................     14,504
   Related income tax effect.....................................     (4,931)
                                                                     -------
                                                                     $ 9,573
                                                                     =======

                              THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

  On March 25, 1998, the date of original issuance of the Old Notes, the Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Friedman, Billings, Ramsey & Co., Inc., as the initial purchasers of the Old Notes (the "Initial Purchasers"), entered into an agreement governing registration rights with respect to the Old Notes (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Trust agreed to (i) file with the Commission the Registration Statement of which this Prospectus is a part with respect to the New Notes within 45 calendar days after the date of original issuance of the Old Notes, (ii) use its best efforts to cause the Registration Statement to become effective within 150 calendar days after the date of original issuance of the Old Notes and (iii) use its best efforts to cause the Exchange Offer to be consummated within 180 calendar days after the date of original issuance of the Old Notes. The Trust agreed in the Registration Rights Agreement that the interest rate borne by the Old Notes would increase by an additional one-half of one percent per annum upon each of the following events: (i) failure of the Registration Statement to be filed with the Commission on or prior to the 45th calendar day following the date of original issue of the Old Notes, (ii) failure of the Registration Statement to be declared effective on or prior to the 150th calendar day following the date of original issue of the Old Notes or (iii) failure of the Exchange Offer to be consummated or a Shelf Registration Statement with respect to the Old Notes to be declared effective on or prior to the 180th calendar day following the date of original issue of the Old Notes. The aggregate amount of any such increases from the original interest rate on the Old Notes may not exceed 1.0% per annum. The Trust further agreed that, upon (x) the filing of the Registration Statement in the case of clause (i) above, (y) the effectiveness of the Registration Statement in the case of clause (ii) above or (z) the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, as the case may be, in the case of clause (iii) above, the interest rate borne by the Old Notes from the date next succeeding the date of such filing, effectiveness or consummation, as the case may be, would be reduced in each case by one-half of one percent per annum (but, in any event, not below the original interest rate) and after the Exchange Offer is consummated or a Shelf Registration Statement is declared effective, the interest rate borne by the Old Notes would be reduced to the original interest rate. The Registration Statement was filed on April 10, 1998, within 45 calendar days following the date of original issue of the Old Notes, and was declared effective by the Commission on April 27, 1998, within 150 calendar days following the date of original issue of the Old Notes, and thus no increase in the interest rate borne by the Old Notes has been or will be made under clause (i) or clause (ii) above.

  Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Trust believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than (i) a broker-dealer who purchased such Old Notes directly from the Trust for resale pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" of the Trust within the meaning of Rule 405 under the Securities Act), except as described in the following paragraph, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the New Notes in its ordinary course of business, is not participating, does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of the New Notes. In the event that the Trust's belief is inaccurate, holders of New Notes that transfer New Notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration thereunder may incur liability under the Securities Act. The Trust does not assume or indemnify holders against such liability, although the Trust does not believe that any such liability should exist. If any holder does not satisfy the conditions set forth in the no-action letters referred to above, it may not rely on the Commission staff position enunciated in such no-action letters or interpretive letters to similar effect and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of New Notes.

  Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer in exchange for Old Notes that were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes.

The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of such New Notes. The Trust has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resales. See "Plan of Distribution."

  In the event the Exchange Offer is consummated, the Trust will not be required to file a Shelf Registration Statement to register any outstanding Old Notes, and the interest rate on such Old Notes will remain at its initial level of 9 3/4%. Holders of any Old Notes remaining outstanding after the Exchange Offer seeking liquidity in their investment would have to rely on exemptions to registration requirements under applicable securities laws, including the Securities Act, in connection with any proposed transfer of such Old Notes. See "Risk Factors and Other Considerations--Consequences of Failure to Exchange."

  This Exchange Offer is not being made to, nor will the Trust accept surrenders for exchange from, holders of Old Notes in any jurisdiction in which this Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Trust will accept any and all Old Notes that are validly tendered prior to the Expiration Date. The Trust will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer in denominations of $1,000 and integral multiples thereof. As of the date of this Prospectus, $200,000,000 aggregate principal amount of Old Notes is outstanding.

  The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes, except that the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof. In addition, the New Notes will not be subject to certain provisions regarding an increase in interest rate. The New Notes will evidence the same indebtedness as the Old Notes and will be issued under, and will be entitled to the benefits of, the Indenture.

  The term "Holder" with respect to the Exchange Offer means (i) any person in whose name Old Notes are registered on the Trust's books or any other person who has obtained a properly completed bond power from the registered Holder, or (ii) any participant in a Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Old Notes.

  The Trust will be deemed to have accepted validly tendered Old Notes when, as and if the Trust has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of receiving New Notes from the Trust and delivering New Notes to such Holders. See "--Exchange Agent and Information Agent" below.

  If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such Old Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

  Subject to the instructions in the Letter of Transmittal, Holders who tender in the Exchange Offer will not be required to pay transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Trust will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "--Fees and Expenses" below.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

  The term "Expiration Date" shall mean 5:00 p.m., New York City time, on Friday, May 29, 1998 unless and until the Trust, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" will mean the latest time and date to which the Exchange Offer is extended.

  The Trust reserves the absolute right in its sole discretion, at any time or from time to time, to extend the Expiration Date. In order to extend the Expiration Date, the Trust will notify the Exchange Agent of any extension by oral or written notice, and will issue a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Trust is extending the Exchange Offer for a specified period of time.

  The Trust reserves the absolute right in its sole discretion to amend the terms of the Exchange Offer in any manner by giving oral or written notice of such amendment to the Exchange Agent. Any such amendment will be followed as promptly as practicable by public announcement thereof. If the Exchange Offer is amended in a manner determined by the Trust to constitute a material change, the Trust will promptly disclose such amendment in a manner reasonably calculated to inform the Holders of such amendment.

  Without limiting the manner in which the Trust may choose to make public announcements of any extension or amendment of the Exchange Offer, or of any other matters relating to the Exchange Offer, the Trust shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE NEW NOTES

  Interest on the New Notes will accrue from March 25, 1998, payable semiannually on April 1 and October 1 of each year, commencing on October 1, 1998, at the rate of 9 3/4% per annum. Holders whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from March 25, 1998 until the date of the issuance of the New Notes. Consequently, Holders who exchange their Old Notes for New Notes will receive the same interest payment on October 1, 1998 (the first interest payment date with respect to the New Notes) that they would have received had they not accepted the Exchange Offer.

PROCEDURES FOR TENDERING

  Only a Holder may tender its Old Notes in the Exchange Offer. To tender in the Exchange Offer, a Holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the Exchange Agent at its address set forth herein and in the Letter of Transmittal prior to the Expiration Date.

  Any financial institution that is a participant in The Depository Trust Company, the Midwest Securities Trust Company or the Philadelphia Depository Trust Company (each a "Book-Entry Transfer Facility") may make book-entry delivery of Old Notes by causing the applicable Book-Entry Transfer Facility to transfer such Old Notes to the account maintained by the Exchange Agent at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at the applicable Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the Exchange Agent at its address set forth herein and in the Letter of Transmittal prior to the Expiration Date. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

  The tender of Old Notes by a Holder will constitute an agreement between such Holder and the Trust in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  THE METHOD OF DELIVERY OF TENDERED OLD NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDERS. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE TRUST.

  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If a beneficial owner wishes to tender on its own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering its Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered Holder. The transfer of record ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

  Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") unless the Old Notes tendered pursuant thereto are tendered (i) by a registered Holder (including any participant in a Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Old Notes) who has not completed the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal or (ii) for the account of an Eligible Institution.

  If the Letter of Transmittal is signed by a person other than the registered Holder listed therein, the applicable Old Notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the Old Notes on behalf of the registered Holder, in either case signed as the name of the registered Holder or Holders appears on the Old Notes.

  If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by the Trust, evidence satisfactory to the Trust of their authority so to act must be submitted with the Letter of Transmittal.

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of the tendered Old Notes pursuant to the procedures described herein and in the Letter of Transmittal will be determined in the sole discretion of the Trust, whose determination will be final and binding. The Trust reserves the absolute right in its sole discretion to reject any and all Old Notes not properly tendered or any Old Notes the Trust's acceptance of which would, in the opinion of counsel for the Trust, be unlawful. The Trust also reserves the absolute right in its sole discretion to waive any conditions of the Exchange Offer or any defect or irregularity in any tender with respect to particular Old Notes. The Trust's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Trust shall determine. None of the Trust, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities with respect to tenders of Old Notes, nor will any of them incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the Exchange Agent to the tendering Holder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

  The Trust reserves the absolute right in its sole discretion to (i) purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date, or, as set forth under "Termination," to terminate the Exchange Offer and (ii) to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchase or offers may differ from the terms of the Exchange Offer.

  By tendering, each Holder will represent to the Trust that, among other things, (i) the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the Holder, (ii) the person receiving the New Notes is not participating in and does not intend to participate in a distribution of the New Notes, (iii) neither the Holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes and (iv) neither the Holder nor any such other person is an "affiliate" of the Trust within the meaning of Rule 405 under the Securities Act.

GUARANTEED DELIVERY PROCEDURES

  Holders who wish to tender their Old Notes and (i) whose certificates representing such Old Notes are not immediately available, (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date or (iii) who cannot complete the procedures for book-entry transfer prior to the Expiration Date, may effect a tender if:

    (a) the tender is made by or through an Eligible Institution;

    (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number or numbers of such Holder's Old Notes, if applicable, and the principal amount of such Old Notes tendered, stating that the tender is being made thereby, and guaranteeing that, within five business days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing all tendered Old Notes in proper form for transfer (or a confirmation of book-entry delivery of Old Notes into the Exchange Agent's account at the applicable Book-Entry Transfer Facility) and all other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

    (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing all tendered Old Notes in proper form for transfer (or a confirmation of book-entry delivery of Old Notes into the Exchange Agent's account at the applicable Book-Entry Transfer Facility) and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within five business days after the Expiration Date.

WITHDRAWAL OF TENDERS

  Tenders of Old Notes in the Exchange Offer may be withdrawn at any time prior to the Expiration Date. No tenders of Old Notes may be withdrawn after the Expiration Date.

  To withdraw a tender of Old Notes, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to the Expiration Date. Any such notice of withdrawal must
(i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers, if applicable, and principal amount of such Old Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantee) or be accompanied by documents of transfer sufficient to permit the registrar and transfer agent with respect to the Old Notes to register the transfer of such Old Notes into the name of the Depositor withdrawing the tender, (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor, and (v) contain a statement that the Depositor is withdrawing the election to have the Old Notes exchanged. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the Expiration Date. Any Old Notes that have been tendered but are not accepted for exchange will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer.

  All questions as to the form and validity (including time of receipt) of withdrawal notices will be determined in the sole discretion of the Trust, whose determination will be final and binding. None of the Trust, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, nor will any of them incur any liability for failure to give such notification.

TERMINATION

  Notwithstanding any other term of the Exchange Offer, the Trust will not be required to accept for exchange, or exchange New Notes for, any Old Notes not theretofore accepted for exchange, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Notes, if it determines that (i) the Exchange Offer, or the making of any exchange, would violate any applicable law or any interpretation of applicable law by the staff of the Commission or (ii) the Trust's ability to proceed with the Exchange Offer could be materially impaired due to any pending or threatened legal or governmental action or proceeding or the enactment of any law, statute, rule or regulation. The Trust does not expect any of the foregoing conditions to occur, although there can be no assurances in this regard.

  If the Trust determines that it may terminate the Exchange Offer, as set forth above, the Trust may (i) delay acceptance of any Old Notes, (ii) refuse to accept any Old Notes and return to the Holders thereof any Old Notes that have been tendered, (iii) extend the Exchange Offer and retain all Old Notes tendered prior to the Expiration Date, subject to the rights of the Holders of tendered Old Notes to withdraw their tendered Old Notes prior to the Expiration Date, or (iv) waive the termination event with respect to the Exchange Offer and accept all properly tendered Old Notes that have not been withdrawn. If such waiver constitutes a material change in the Exchange Offer, the Trust will disclose such change by means of a supplement to this Prospectus that will be distributed to each Holder or by any other means permitted by law which is reasonably calculated to inform the Holders of such change, and if the Exchange Offer would otherwise expire during such period, the Trust will extend the Exchange Offer. The length of any such extension will depend upon the significance of the waiver and the manner in which the waiver is disclosed to the Holders.

EXCHANGE AGENT AND INFORMATION AGENT

  Norwest Bank Minnesota, National Association has been appointed as Exchange Agent and Information Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent and Information Agent addressed as follows:

                          For Information Telephone:

                                 612-667-9764


By Registered or          By Facsimile Transmission       By Hand or Overnight
 Certified Mail:                (for Eligible                   Delivery
                             Institutions only):

 Norwest Bank Minnesota,         612-667-4927            Norwest Bank Minnesota,
  National Association                                    National Association
    Corporate Trust                                         Corporate Trust
      Operations             Confirm by Telephone:            Operations
      P.O. Box 1517                                         Norwest Center
 Minneapolis, MN 55480-          612-667-9764             Sixth and Marquette
          1517                                          Minneapolis, MN 55479-
                                                                 0113

FEES AND EXPENSES

  The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Trust. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail. Additional solicitations may be made by officers and regular employees of the Trust and its affiliates in person, by telegraph, telephone or telecopier.

  The Trust has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Trust, however, will pay Norwest Bank Minnesota, National Association reasonable and customary fees for its services as Exchange Agent and Information Agent and will reimburse the Exchange Agent and Information Agent for its reasonable out-of-pocket expenses in connection therewith. The Trust also may pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letter of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

  The expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Information Agent and the Trustee and accounting and legal fees, will be paid by the Trust.

  The Trust will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered Holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

ACCOUNTING TREATMENT

  No gain or loss for accounting purposes will be recognized by the Trust upon the consummation of the Exchange Offer. The expenses of the Exchange Offer will be amortized by the Trust over the term of the New Notes under generally accepted accounting principles.

                           DESCRIPTION OF THE NOTES

  The Old Notes were issued, and the New Notes will be issued, under an indenture dated as of March 25, 1998 (the "Indenture") between the Trust, as issuer, and Norwest Bank Minnesota, National Association, as trustee (the "Trustee"), a copy of the form of which will be made available to prospective purchasers of the Notes upon request. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Indenture, including the definitions of certain terms contained therein. For definitions of certain capitalized terms used in the following summary, see "--Certain Definitions."

  As used in the "Description of the Notes," the term "Trust" refers to the B.F. Saul Real Estate Investment Trust.

GENERAL

  The Notes will mature on April 1, 2008, will be limited to $200 million aggregate principal amount and will be secured as described in the section "-- Security." Except with respect to the Collateral (as hereinafter defined), the Notes are nonrecourse to the Trust. See "--Nonrecourse." Each Note will bear interest at the rate set forth on the cover page hereof from March 25, 1998 or from the most recent interest payment date to which interest has been paid or duly provided for, payable in arrears on October 1, 1998 and semiannually thereafter on April 1 and October 1 in each year until the principal thereof is paid or duly provided for to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the March 15 or September 15 next preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

  Principal of, premium, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transferable (subject to compliance with transfer restrictions imposed by applicable securities laws with respect to any Old Notes remaining outstanding after the Exchange Offer), at the office or agency of the Trustee in The City of New York maintained for such purposes at Norwest Bank Minnesota, c/o The Depository Trust Company, 55 Water St., New York, New York 10041, unless the Trust shall designate and maintain some other office or agency for such purposes; provided, however, that, at the option of the Trust, interest may be paid by check mailed to the address of the Person entitled thereto as such address shall appear on the Security Register. The Notes will be issued only in registered form without coupons and only in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange or redemption of Notes, but the Trust may require payment in certain circumstances of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

  Old Notes, if any, that remain outstanding after the consummation of the Exchange Offer and New Notes will be treated as a single class of securities under the Indenture.

INTEREST AND PRINCIPAL PAYMENTS

  Interest on the Old Notes accepted for exchange pursuant to the Exchange Offer will cease to accrue upon issuance of the New Notes. Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from March 25, 1998 to the date of issuance of the New Notes. Consequently, holders who exchange their Old Notes for New Notes will receive the same interest payment on October 1, 1998 (the first interest payment date with respect to the New Notes) that they would have received had they not accepted the Exchange Offer.

  As described under "The Exchange Offer--Purpose and Effect of the Exchange Offer," the interest rate borne by the Old Notes will increase by an additional one-half of one percent per annum if the Exchange Offer is not consummated or a Shelf Registration Statement is not declared effective on or prior to the 180th calendar day following March 25, 1998, the date of original issue of the Old Notes. Upon the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, as the case may be, after such 180-day period, the interest rate borne by the Old Notes from the date next succeeding the date of such consummation or effectiveness, as the case may be, will be reduced to the original interest rate.

SECURITY

  The Old Notes are, and the New Notes will be, secured by a first priority perfected security interest in 80% (8,000 shares) of the common stock of the Bank issued and outstanding as of the date of issuance of the Notes (the "Pledged Bank Stock") and by certain dividends, cash, instruments and other property and proceeds from time to time distributed with respect to the Pledged Bank Stock. The ability of the Trustee to obtain and maintain a first priority perfected security interest in such distributions may be limited to the extent that the Trustee does not, or is not able to, cause the Pledged Bank Stock to be registered in its name. See "--Certain Regulatory Considerations" below.

  So long as no Default or Event of Default has occurred and is continuing, the Trust may require the Trustee to release Pledged Bank Stock from the Lien of the Indenture by depositing, in the form of cash or U.S. Government Securities, into a collateral account (the "Collateral Account") $28,000 for each share of Pledged Bank Stock (adjusted for stock splits and combinations) that is to be released from such Lien. Any stock so released will no longer be included in the definition of Pledged Bank Stock. The Trustee will have a first priority lien on and security interest in the collateral (together with the Pledged Bank Stock, the "Bank Collateral") deposited in the Collateral Account as security for the Notes. The Trust has covenanted, whether or not it obtains the release of any Pledged Bank Stock, that it will ensure that the Pledged Bank Stock at all times constitutes at least 66 2/3% of the issued and outstanding shares of common stock of the Bank and Voting Stock representing at least 66 2/3% of the voting power of the Voting Stock of the Bank.

  The Trust is entitled to receive all cash dividends, other distributions and interest in respect of the Bank Collateral so long as no Default or Event of Default has occurred and is continuing. Upon the occurrence and during the continuance of a Default or Event of Default, the Trustee is entitled to hold all such dividends, distributions and interest as additional Bank Collateral. Additionally, upon the occurrence and during the continuance of a Default or Event of Default, that portion of any Tax Sharing Payment made by the Bank and its subsidiaries to the Trust and its subsidiaries (other than the Bank and its subsidiaries), equal to the tax benefit to the Affiliated Group (as defined in the definition of Tax Sharing Agreement) of the interest expense on the Notes for the period to which such Tax Sharing Payment relates, will be deposited into an additional collateral account (the "Additional Collateral Account"). The Trustee will have a first priority lien on and security interest in such additional collateral and the Additional Collateral Account (together with the Bank Collateral, the "Collateral"). If no Default or Event of Default is continuing and such additional collateral has not been applied to the payment of the Notes pursuant to the Indenture, such additional collateral shall be released to the Trust.

  The Trust, subject to certain restrictions, may require that the Collateral (other than the Pledged Bank Stock) be invested in U.S. Government Securities or Certificates of Deposit. The Trust's rights to direct the sale and investment of Collateral will be suspended when a Default or an Event of Default has occurred and is continuing.

  So long as no Event of Default has occurred and is continuing, the Trust is entitled to exercise all voting rights with respect to the Pledged Bank Stock and other Collateral, provided that no vote is cast that is inconsistent with the provisions of the Indenture. While an Event of Default has occurred and is continuing, the Trustee may exercise all such rights with respect to Collateral other than Pledged Bank Stock and, on five days' notice to the Trust and subject to the satisfaction of any regulatory requirements, exercise all such rights with respect to Pledged Bank Stock.

  If an Event of Default shall have occurred and be continuing, the Trustee may exercise certain rights and remedies with respect to the Collateral, including those of a secured party under the Uniform Commercial Code and the right to sell some or all of the Collateral at a public or private sale as provided in the Indenture. The Trustee's exercise of remedies with respect to the Collateral will be subject to the satisfaction of any regulatory requirements, and will be limited by bankruptcy law in the event of a bankruptcy and pursuant to other applicable laws, including antitrust laws and securities laws.

  The Trust will enter into a registration rights agreement with the Trustee that will obligate the Trust to use its best efforts to cause the Bank to register the Pledged Bank Stock with the OTS or any other federal and state regulatory agencies as may be required by law if the Trustee shall so require in connection with any exercise of remedies with respect thereto, but no assurance can be given that such a registration will be practicable in the future.

  Under the Indenture and subject to certain limitations set forth therein, the Holders of not less than a majority in outstanding principal amount of the Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

  Proceeds from the exercise of remedies with respect to the Collateral shall be applied first to amounts due the Trustee under the Indenture and second to the payment of principal, premium, if any, and interest on the Notes, ratably, without preference or priority. Such proceeds may not be sufficient to satisfy all amounts owing with respect to the Notes.

  Upon satisfaction by the Trust of the conditions to its legal defeasance option or its covenant defeasance option or the discharge of the Indenture, the Lien of the Indenture on all the Collateral will terminate and all the Collateral will be released. Upon any partial redemption of the Notes, however, the Lien of the Indenture on the Collateral will not terminate.

  Certain Regulatory Considerations. Regulatory considerations may affect the ability of the Trustee to exercise certain remedies upon the occurrence of an Event of Default, including the registration of the Pledged Bank Stock in its name. OTS regulations require the Trust, to the extent it remains subject to the Capital Maintenance Agreement, to file a notice with the OTS prior to "divestiture" of the Bank so that the OTS may determine if there is any outstanding obligation under the Capital Maintenance Agreement. If the OTS were to determine that an outstanding obligation under the Capital Maintenance Agreement existed, holding a foreclosure sale or exercising voting rights with respect to the Pledged Bank Stock could be conditioned upon the satisfaction of such obligation. Under the terms of the Indenture, the Trustee may not take any action that would expose Holders of the Notes to liability under the Capital Maintenance Agreement. See "Risk Factors and Other Considerations-- Regulatory Considerations Affecting Enforcement of Remedies Following an Event of Default."

  Certain Bankruptcy Limitations. The right of the Trustee to foreclose on and dispose of the Collateral or to exercise voting rights with respect to the Pledged Bank Stock upon the occurrence of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Trust prior to the Trustee having foreclosed on and disposed of the Collateral. Under the Bankruptcy Code, a secured creditor such as the Trustee is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and use collateral (and the proceeds, products, offspring, rents or profits of such collateral) even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral and may include, if approved by the court, cash payments or the granting of additional security for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Trustee could repossess or dispose of the Collateral or whether or to what extent Holders of the Notes would be compensated for any delay in payment or loss of value of the Collateral through the requirement of "adequate protection."

NONRECOURSE

  The Old Notes are, and the New Notes will be, nonrecourse obligations of the Trust, and the sole recourse for collection of principal, premium, if any, and interest on the Notes will be against the Pledged Bank Stock and the other Collateral. The Trust's obligations under the Notes are not guaranteed directly or indirectly by the Trust or any of its subsidiaries (including the Bank and its subsidiaries), and the Trust shall not be liable in any respect (except to the extent of its interest in the Pledged Bank Stock and the other Collateral) for the payment of any obligation due under the Notes. See "Risk Factors and Other Considerations--Security for the Notes; Limited Recourse by Noteholders," "--Security--Certain Regulatory Considerations" and "-- Security--Certain Bankruptcy Limitations."

  A substantial portion of the business operations of the Trust is conducted through its subsidiaries (including the Bank and its subsidiaries), and the Trust is dependent on the cash flow of such subsidiaries to meet its obligations, including its obligations under the Notes. Accordingly, the Notes will be effectively subordinated to all existing and future liabilities of the Trust's subsidiaries, including indebtedness and trade payables of the Trust's subsidiaries and deposit liabilities of the Bank. The Trust is not liable in any respect (except to the extent of its interest in the Pledged Bank Stock and the other Collateral) for payment of any obligation due under the Notes. As of December 31, 1997 on a pro forma basis after giving effect to the Offering and the use of the proceeds therefrom, the outstanding indebtedness of the Trust would have been approximately $6.0 billion (including $200 million with respect to the Notes offered hereby), and the Trust's subsidiaries would have had outstanding liabilities of $5.8 billion (including $5.6 billion of liabilities of the Bank and its subsidiaries). Subject to certain limitations, the Trust and its subsidiaries may incur additional Indebtedness in the future.

SUBSTITUTION OF A NEW OBLIGOR UNDER THE INDENTURE

  Requirements of Substitution of Obligor. The Trust may at any time on or after January 1, 1999, so long as no Default or Event of Default has occurred and is continuing under the Indenture, without the consent of the Holders of the Notes and notwithstanding, except as set forth below, the other provisions of the Indenture, transfer the Capital Stock of the Bank and any other Collateral (in each case subject to the Lien of the Indenture) owned by the Trust, make the Bank Contribution and contribute capital in the form of Cash Equivalents, in each case to a corporation formed by the Trust (the "New Obligor") and substitute (the "Substitution") the New Obligor as the debtor in respect of all obligations arising from the Notes and the Indenture (as amended as described in "--Certain Covenants of New Obligor"), including the obligation to make a Change of Control Offer (as hereinafter defined) and to purchase the Notes in connection therewith, if (a) the New Obligor is a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and, at the time of the Substitution and immediately after giving effect thereto, the New Obligor has no assets, other than ownership of such Capital Stock, such Collateral, such Bank Contribution and such Cash Equivalents, no indebtedness other than the Notes, and no operations, (b) the New Obligor has obtained all necessary governmental approvals and authorizations for the Substitution, including with respect to the ownership of the common stock and the Voting Stock of the Bank, (c) if the Notes have been registered for resale with the Commission, such Notes will continue to be so registered after the Substitution, and if the Notes have not been so registered, the New Obligor will assume the obligations of the Trust under the Registration Rights Agreement, (d) no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is or, as a result of the Substitution, becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the New Obligor, (e) at the time of the Substitution, the New Obligor becomes the direct legal and beneficial owner of all outstanding common stock and Voting Stock of the Bank owned by the Trust immediately prior thereto, (f) the obligations of the New Obligor under the Indenture and the Notes are secured by a first priority perfected security interest in the Pledged Bank Stock and the other Collateral, if any,
(g) legal opinions, in form and substance satisfactory to the Trustee, shall have been delivered to the Trustee (from whom copies will be available) (in each case dated the date of the Substitution) from independent legal counsel selected by the Trust and reasonably satisfactory to the Trustee, confirming, as appropriate and with respect to applicable law, that upon the Substitution taking place (1) the requirements of the Indenture and the Notes as to the giving of notice to the Holders of the Notes have been met, (2) the Notes and the Indenture (as amended as described in "--Certain Covenants of New Obligor") and the Registration Rights Agreement are legal, valid and binding obligations of the New Obligor enforceable in accordance with their terms under the laws of the State of New York and the jurisdiction of organization of the New Obligor, (3) the Trustee, on behalf of the Holders of the Notes, has a valid perfected first priority security interest in the Collateral, (4) the New Obligor is not required to be registered as an investment company under the Investment Company Act of 1940, (5) the new Obligor has all necessary government authorizations and approvals with respect to the Substitution and no registration with respect to the transfer is required by any state or federal securities law that has not been obtained, (6) the Substitution and related transfers described above will not constitute a fraudulent conveyance, and (7) the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of the Substitution and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case had the Substitution not occurred, (h) immediately after giving effect to the Substitution on a pro forma basis, no Default or Event of Default under the Notes or the Indenture (as amended as described in "--Certain Covenants of New Obligor") will have occurred and be continuing, (i) immediately after giving effect to the Substitution on a pro forma basis, the Consolidated Net Worth of the Bank is equal to or greater than the Consolidated Net Worth of the Bank immediately prior to the Substitution and the Consolidated Net Worth of the New Obligor is positive (determined, in the case of the New Obligor, excluding the Bank and its subsidiaries and the Notes), and the Trustee, on behalf of the Holders of the Notes, will have received a solvency opinion from a nationally recognized expert as to the solvency of the New Obligor after giving effect to the Substitution, (j) the New

Obligor expressly assumes, by a supplemental indenture in form satisfactory to the Trustee, the Trust's obligation for the due and punctual payment of the principal of, premium, if any, and interest on all the Notes and the performance and observance of every covenant of the Indenture (as amended as described in "--Certain Covenants of New Obligor") on the part of the Trust to be performed or observed and (k) at the time of the Substitution the Trust will have delivered, or caused to be delivered, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that the Substitution, and the supplemental indenture required in connection therewith, comply with the requirements of the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

  Upon consummation of the Substitution in accordance with the terms of the Indenture, the New Obligor shall succeed to, and be substituted for, and may exercise every right and power of, the Trust under the Indenture (as amended as described in "--Certain Covenants of New Obligor") and the Notes, except as specifically provided in the Indenture. When the New Obligor assumes all the obligations of the Trust under the Indenture (as amended as described in "-- Certain Covenants of New Obligor"), the Notes and the Registration Rights Agreement, the Trust shall be released from those obligations.

  Nonrecourse. The Notes will be nonrecourse obligations of the New Obligor and the sole recourse for collection of principal, premium, if any, and interest on the Notes will be against the Pledged Bank Stock and the other Collateral. The New Obligor's obligations under the Notes will not be guaranteed directly or indirectly by the New Obligor or any of its subsidiaries (including the Bank and its subsidiaries) or by the Trust, and the New Obligor shall not be liable in any respect (except to the extent of its interest in the Pledged Bank Stock and the other Collateral) for the payment of any obligation due under the Notes. See "Risk Factors and Other Considerations--Security for the Notes; Limited Recourse by Noteholders," "-- Security--Certain Regulatory Considerations" and "--Security--Certain Bankruptcy Limitations."

  Revision of Covenants. Upon consummation of the Substitution, and pursuant to the supplemental indenture to be entered into by the New Obligor, the Trustee and the Trust in connection therewith, each reference in the Indenture and the Notes to the Trust will be amended to be a reference to the New Obligor. Additionally, certain covenants and definitions in the Indenture will be added, deleted or amended and restated in their entirety to read as set forth under "--Certain Covenants of New Obligor."

  Payment of Bank Contribution. On the Substitution Date and immediately prior to the Substitution, the Trust will, at its option, either (a) make a cash capital contribution to the Bank or (b) make a cash payment or contribution to the New Obligor that will be deposited into the Bank Contribution Collateral Account (the amount referred to in this clause (b) is the "Bank Contribution Collateral"), in either case in an amount equal to the Bank Contribution. The Trustee will have a first priority lien on and security interest in the Bank Contribution Collateral and the Bank Contribution Collateral Account. So long as no Event of Default has occurred and is continuing, the Bank Contribution Collateral may be used, at the written direction of the New Obligor, for the payment of interest on the Notes.

  Security Interest in Tax Sharing Payments. On and after the Substitution Date, the New Obligor will cause the B.F. Saul Real Estate Investment Trust to deposit, or cause to be deposited, in a collateral account in favor of the New Obligor (the "Tax Collateral Account"), that portion of any Tax Sharing Payment made by the Bank and its subsidiaries to the B.F. Saul Real Estate Trust and its subsidiaries (other than the Bank and its subsidiaries), in an amount equal to the benefit, if any, under the Tax Sharing Agreement, accruing to the New Obligor as a result of interest expense on the Notes. The New Obligor will have a first priority security interest in the Tax Collateral Account until the time such amounts are paid to the New Obligor. So long as no Event of Default has occurred and is continuing, the amount on deposit in the Tax Collateral Account may be used, at the direction of the New Obligor, for the payment of interest on the Notes.

REDEMPTION

  The Notes will be redeemable at the option of the Trust, as a whole or from time to time in part, at any time on or after April 1, 2003 at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest, if any, to but excluding the date of redemption, if redeemed during the 12-month period beginning on April 1 of the years indicated below (subject to the right of holders of record on relevant record dates to receive interest due on the related interest payment date):

                                                                      REDEMPTION
     YEAR                                                               PRICE
     ----                                                             ----------
     2003............................................................  104.875%
     2004............................................................  103.250%
     2005............................................................  101.625%
     2006 and thereafter.............................................  100.000%

  If less than all the Notes are to be redeemed, the particular Notes to be redeemed will be selected not more than 60 days prior to the redemption date by the Trustee by such method as the Trustee will deem fair and appropriate; provided, however, that no such partial redemption will reduce the principal amount of a Note not redeemed to less than $1,000. Notice of redemption will be mailed, first-class postage prepaid, at least 30 but not more than 60 days before the date of redemption to each holder of Notes to be redeemed at its registered address. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption and accepted for payment.

  In addition, at any time prior to April 1, 2003, the Notes will be redeemable at the option of the Trust, in whole or in part, on not less than 30 nor more than 60 days' prior written notice to each holder of Notes to be redeemed at a redemption price equal to the sum of (x) the principal amount thereof, plus (y) accrued and unpaid interest, if any, to the applicable date of redemption, plus (z) the Applicable Premium.

SINKING FUND

  The Notes will not be entitled to the benefit of any sinking fund.

CERTAIN COVENANTS

  The Indenture will contain, among others, the following covenants:

  Limitation on Indebtedness. (a) The Trust will not create, issue, assume, guarantee or otherwise in any other manner become directly or indirectly liable for the payment of, or otherwise incur (collectively, "incur") any Indebtedness (including any Acquired Indebtedness), other than Permitted Indebtedness, unless at the time of such incurrence the Trust's Operating Cash Flow Coverage Ratio for the four full fiscal quarters immediately preceding the incurrence of such Indebtedness, taken as one period and after giving pro forma effect to (i) the incurrence of such Indebtedness (and all other Indebtedness incurred since the end of the most recently completed fiscal quarter of the Trust preceding the date of determination) and (if applicable) the application of the net proceeds therefrom (and from any such other Indebtedness), including to refinance other Indebtedness, as if such Indebtedness (and any such other Indebtedness) had been incurred on the first day of such four-quarter period and (ii) the acquisition (whether by purchase, merger or otherwise) or disposition (whether by sale, merger or otherwise) of any company, entity or business acquired or disposed of by the Trust or its Restricted Subsidiaries, as the case may be, since the first day of such four quarter period, as if such acquisition or disposition occurred on the first day of such four quarter period, would have been greater than or equal to (x)
2.0 to 1.0 prior to April 1, 1999, (y) 2.25 to 1.0 on and after April 1, 1999 and prior to April 1, 2000 and (z) 2.50 to 1.0 thereafter.

  (b) The Trust will not permit any of its Restricted Subsidiaries (other than the Bank and its Subsidiaries) to incur any Indebtedness (including any Acquired Indebtedness), other than Permitted Subsidiary Indebtedness.

  Limitation on Restricted Payments. (a) The Trust will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, take any of the following actions:

    (i) declare or pay any dividend on, or make any distribution to holders of, any shares of the Capital Stock of the Trust (other than dividends or distributions payable solely in shares of the Qualified Capital Stock of the Trust or in options, warrants or other rights to acquire such shares of Qualified Capital Stock);

    (ii) purchase, redeem or otherwise acquire or retire for value, directly or indirectly, any Capital Stock of the Trust or any direct or indirect parent of the Trust or any options, warrants or other rights to acquire such Capital Stock;

    (iii) declare or pay any dividend on, or make any distribution to holders of, any Capital Stock of any Restricted Subsidiary (other than with respect to (A) any such Capital Stock held by the Trust or any of its Wholly Owned Restricted Subsidiaries, (B) any such Capital Stock of the Bank or any of its Subsidiaries or (C) to all holders of such Capital Stock of any Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary on a pro rata basis or, with respect to such dividend or distribution to the Trust or a Wholly Owned Restricted Subsidiary, on a more advantageous basis) or purchase, redeem or otherwise acquire or retire for value, any Capital Stock of any Subsidiary of the Trust (other than (A) any such Capital Stock of any Wholly Owned Restricted Subsidiary, (B) any Capital Stock held by the Bank or its Subsidiaries of any of their Subsidiaries or
  (C) any Capital Stock of any Securitization Entity that is a Subsidiary of the Bank);

    (iv) make any principal payment on or repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, scheduled sinking fund payment or maturity, any Subordinated Indebtedness;

    (v) incur, create or assume any guarantee of Indebtedness of any Affiliate of the Trust (other than with respect to (A) guarantees of Indebtedness of any Wholly Owned Restricted Subsidiaries of the Trust by the Trust or by any Restricted Subsidiary (other than the Bank or any of its Subsidiaries), (B) guarantees of Indebtedness of the Bank or any of its Subsidiaries by another Subsidiary of the Bank or any guarantee by the Bank of Indebtedness of its Subsidiaries), (C) guarantees of Indebtedness of the Trust by any Restricted Subsidiary (other than the Bank and its Subsidiaries) or (D) guarantees of Indebtedness of the Bank or its Subsidiaries by any Affiliate of the Trust); or

    (vi) make any Investment in any Person

(each of the foregoing actions described in (but not excluded from) clauses
(i) through (vi), other than any such action that is a Permitted Payment (as defined below), is referred to herein as a "Restricted Payment"), provided that such Restricted Payments may be made by the Trust or any Restricted Subsidiary (other than the Bank and its Subsidiaries) if, after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, as determined in good faith by the Board of Trustees of the Trust, whose determination shall be conclusive and evidenced by a Board Resolution), (1) no Default or Event of Default shall have occurred and be continuing and (2) the aggregate amount of all such Restricted Payments declared or made after the date of the Indenture shall not exceed the sum (without duplication) of:

    (A) 50% of the aggregate Consolidated Net Income (Loss) of the Trust accrued on a cumulative basis during the period beginning on October 1, 1997 and ending on the last day of the Trust's last fiscal quarter ending prior to the Interest Payment Date immediately preceding the date of such proposed Restricted Payment (or, if such Consolidated Net Income (Loss) shall be a loss, minus 100% of such loss);

    (B) the aggregate net cash proceeds received after the date of the Indenture by the Trust from the issuance or sale (other than to any of its Subsidiaries) of shares of Qualified Capital Stock of the Trust or warrants, options or rights to purchase such shares of Qualified Capital Stock of the Trust;

    (C) the aggregate net cash proceeds received after the date of the Indenture by the Trust as capital contributions;

    (D) the aggregate net cash proceeds received after the date of the Indenture by the Trust (other than from any of its Subsidiaries) upon the exercise of options, warrants or rights to purchase shares of Qualified Capital Stock of the Trust;

    (E) the aggregate net cash proceeds received after the date of the Indenture by the Trust from the issuance or sale (other than to any of its Subsidiaries) of debt securities that have been converted into or exchanged for Qualified Capital Stock of the Trust, together with the aggregate net cash proceeds received by the Trust at the time of such conversion or exchange; and

    (F) $20 million;

provided that the provisions of paragraph (a) will not restrict the payment of any dividend within 60 days after the date of declaration thereof if, at such date of declaration, such declaration and payment were permitted by the provisions of paragraph (a).

  (b) Notwithstanding paragraph (a) above, the Trust and its Restricted Subsidiaries may take the following actions (each a "Permitted Payment") so long as (other than with respect to (1) clause (v) below to the extent such exchange is required by the OTS and (2) clause (ix) below with respect to the Investment of funds by the Bank and its subsidiaries in the normal course of business) no Default or Event of Default shall have occurred and be continuing:

    (i) the purchase, redemption or other acquisition or retirement for value of any shares of Capital Stock of the Trust, in exchange for, or out of the net cash proceeds of, a substantially concurrent issuance and sale (other than to any of its Subsidiaries) of, shares of Qualified Capital Stock of the Trust;

    (ii) (A) the repurchase, redemption, defeasance or other acquisition or retirement for value by the Bank of the 13% Preferred Stock or the Series B Preferred Stock, in exchange for, or out of the net cash proceeds of, a substantially concurrent issuance and sale (other than to a Subsidiary of the Trust) of, shares of Qualified Capital Stock of the Bank or out of the net cash proceeds of a substantially concurrent incurrence (other than to a Subsidiary of the Trust) of new Indebtedness of the Bank which has no Stated Maturity of principal (or any required repurchase, redemption, defeasance or sinking fund payments, other than as a result of a change of control provision similar to the Notes) on or prior to the final Stated Maturity of principal of the Notes or (B) the acquisition by an Affiliate of the Bank of the 13% Preferred Stock or the Series B Preferred Stock (and the contribution thereof to the Bank for retirement and cancellation) with the proceeds of a cash distribution from the Bank out of the net cash proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary of the Trust) of shares of Qualified Capital Stock of the Bank or out of the net cash proceeds of a substantially concurrent incurrence (other than to a Subsidiary of the Trust) of new Indebtedness of the Bank which has no Stated Maturity of principal (or any required repurchase, redemption, defeasance or sinking fund payments, other than as a result of a change of control provision similar to the Notes) on or prior to the final Stated Maturity of principal of the Notes; provided that, after giving effect to such issuance and sale or such incurrence and such repurchase, redemption, defeasance or other acquisition or retirement, or such acquisition and contribution and distribution, the Bank has (i) a leverage (core) capital ratio equal to or in excess of 5.5%, (ii) a tier 1 risk-based capital ratio equal to or in excess of 6.5% and (iii) a total risk-based capital ratio equal to or in excess of 11%, as such ratios are calculated in accordance with 12 C.F.R. Section 567 or any successor law or regulation;

    (iii) the repurchase, redemption, defeasance or other acquisition or retirement for value by the Bank or any of its Subsidiaries of Preferred Stock of the Bank or its Subsidiaries (other than the 13% Preferred Stock and the Series B Preferred Stock); provided that, after giving effect to such repurchase, redemption, defeasance or other acquisition or retirement, the Bank has (i) a leverage (core) capital ratio equal to or in excess of 5.5%, (ii) a tier 1 risk-based capital ratio equal to or in excess of 6.5% and (iii) a total risk-based capital ratio equal to or in excess of 11%, as such ratios are calculated in accordance with 12 C.F.R. Section 567 or any successor law or regulation;

    (iv) the redemption by the Bank of any of the PIK Preferred Stock;

    (v) the exchange of the CCPCC Preferred Stock for the Series B Preferred Stock;

    (vi) the purchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness (other than Redeemable Capital Stock) in exchange for or out of the net cash proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary of the Trust) of shares of Qualified Capital Stock of the Trust;

    (vii) the repurchase of any Subordinated Indebtedness at a purchase price not greater than 101% of the principal amount of such Subordinated Indebtedness in the event of a Change of Control pursuant to a provision similar to the "Purchase of Notes upon a Change of Control" covenant; provided that prior to such repurchase the Trust has made the Change of Control Offer as provided in such covenant with respect to the Notes and has repurchased all Notes validly tendered for payment in connection with such Change of Control Offer;

    (viii) guarantees by the Trust or its Restricted Subsidiaries of Indebtedness pursuant to the Reimbursement Agreement in an aggregate amount not to exceed $150 million;

    (ix) Permitted Investments;

    (x) the purchase, redemption or other acquisition or retirement for value, directly or indirectly, of any shares of Qualified Capital Stock of the Bank (other than Preferred Stock) by the Bank; and

    (xi) the repurchase, redemption or other acquisition or retirement for value of Subordinated Indebtedness (other than Redeemable Capital Stock), in exchange for, or out of the net cash proceeds of a substantially concurrent issue and sale (other than to a Subsidiary of the Trust) of new Subordinated Indebtedness (such a transaction, a "refinancing"); provided that any such new Indebtedness of the Trust (A) shall be in a principal amount that does not exceed an amount equal to the sum of (1) 101% of an amount equal to the principal amount so refinanced less any discount from the face amount of the Indebtedness to be refinanced expected to be deducted from the amount payable to the holders of such Indebtedness in connection with such refinancing, (2) the amount of any premium expected to be paid in connection with such refinancing pursuant to the terms of the Subordinated Indebtedness refinanced or the amount of any premium reasonably determined by the Trust as necessary to accomplish such refinancing by means of a tender offer, privately negotiated repurchase or otherwise and (3) the amount of expenses of the Trust incurred in connection with such refinancing; provided further that for purposes of this clause (A), the principal amount of any Indebtedness shall be deemed to mean the principal amount thereof or, if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination; (B) (x) if such refinanced Subordinated Indebtedness has an Average Life to Stated Maturity shorter than that of the Notes or a final Stated Maturity earlier than the final Stated Maturity of the Notes, such new Indebtedness shall have an Average Life to Stated Maturity no shorter than the Average Life to Stated Maturity of such refinanced Indebtedness and a final Stated Maturity no earlier than the final stated Maturity of such refinanced Indebtedness or (y) in all other cases, each Stated Maturity of principal (or any required repurchase, redemption or sinking fund payments) of such new Indebtedness shall be on or after the final Stated Maturity of principal of the Notes; and (C) is (x) made expressly subordinate to the Notes to substantially the same extent as the Subordinated Indebtedness being refinanced or (y) expressly subordinated to such refinanced Subordinated Indebtedness.

The actions described in clauses (i), (vi) and (vii) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph (b) but shall reduce the amount that would otherwise be available for Restricted Payments under clause (2) of paragraph (a) above to the extent, in the case of clauses (i) and (vi), the Trust receives net cash proceeds and applies them as described in such clauses (i) and (vi), and the actions described in clauses (ii), (iii), (iv), (v), (viii), (ix), (x) and
(xi) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph (b) and shall not reduce the amount that would otherwise be available for Restricted Payments under clause (2) of paragraph (a).

  Limitation on Issuances and Sales of Capital Stock of Restricted Subsidiaries. The Trust (i) will not permit any of its Restricted Subsidiaries (other than the Bank and its Subsidiaries) to issue any Capital Stock (other than to the Trust or a Wholly Owned Restricted Subsidiary of the Trust) and
(ii) other than with respect to Capital Stock of the Bank and its Subsidiaries, will not permit any Person (other than the Trust, a Wholly Owned Restricted Subsidiary of the Trust or the Bank and its Subsidiaries) to own any Capital Stock of any of its Restricted Subsidiaries; provided, however, that this covenant shall not prohibit (1) the issuance and sale of all, but not less than all, of the issued and outstanding Capital Stock of any Restricted Subsidiary owned by the Trust or any of its Restricted Subsidiaries in compliance with the other provisions of the Indenture, (2) the ownership by directors of director's qualifying shares or the ownership by foreign nationals of Capital Stock of any Restricted Subsidiary, to the extent mandated by applicable law or (3) the ownership by any Person of any Capital Stock of any Restricted Subsidiary of the Trust that is not a Wholly Owned Restricted Subsidiary on the date of the Indenture; provided further, however, that the Bank will not, and will not permit any Subsidiary of the Bank to, create any class of common stock if such class of common stock provides for, or entitles any holder thereof to, the payment of dividends or distributions of any kind on any basis other than on a pro rata basis, consistent with the ownership interests of all the holders of the common stock of the Bank or such Subsidiary, to the holders of all classes of common stock of the Bank or such Subsidiary, as the case may be.

  Limitation on Dividends from the Bank and its Subsidiaries. Notwithstanding anything to the contrary contained herein, neither the Bank nor any of its Subsidiaries will make any distribution on or with respect to their respective shares of Capital Stock representing a return of capital to the holder thereof; provided, however, this provision shall not prohibit (1) any such distribution from a Wholly Owned Subsidiary of the Bank to the Bank or another Wholly Owned Subsidiary of the Bank or (2) any such distribution by the Bank or a Subsidiary of the Bank that is not a Wholly Owned Subsidiary of the Bank
(x) to a Person that is not an Affiliate of the Bank and (y) to a Person that is an Affiliate of the Bank on a pro rata basis or a less advantageous basis; provided that this clause (2) shall not prohibit a transaction otherwise permitted pursuant to clause (b)(x) of the "Limitation on Restricted Payments" covenant.

  Limitation on Transactions with Affiliates. (a) The Trust will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Trust (except that the Bank and any of its Subsidiaries may enter into any transaction or series of related transactions with any Subsidiary of the Bank, and the Trust and any Wholly Owned Restricted Subsidiary of the Trust may enter into any transaction or series of related transactions with any other Wholly Owned Restricted Subsidiary of the Trust without limitation under this covenant) unless (1) such transaction or series of related transactions is in writing on terms that are no less favorable to the Trust or such Restricted Subsidiary, as the case may be, than would be available in a comparable transaction in an arm's-length dealing with a Person that is not such an Affiliate or, in the absence of such a comparable transaction, on terms that in good faith would be offered to a Person that is not an Affiliate, (2) with respect to any transaction or series of related transactions in which the Trust and its Restricted Subsidiaries will receive or render value or incur obligations or make aggregate payments in excess of $5,000,000, the Trust delivers an Officers' Certificate to the Trustee certifying that such transaction or series of related transactions complies with clause (1) above and such transaction or series of related transactions has been approved by a majority of the Disinterested Trustees of the Board of Trustees of the Trust and (3) with respect to any transaction or series of related transactions in which the Trust and its Restricted Subsidiaries will receive or render value or incur obligations or make aggregate payments in excess of $20,000,000, or in the event no members of the Board of Trustees of the Trust are Disinterested Trustees with respect to any transaction or series of related transactions included in clause (2), the Trust delivers to the Trustee a written opinion of a nationally recognized expert with experience in appraising the terms and conditions of the type of transaction or series of transactions for which approval is required to the effect that the transaction or series of transactions are fair to the Trust and its Restricted Subsidiaries from a financial point of view; provided, however, that this covenant will not restrict (i) residential mortgage, credit card and other consumer loans to an Affiliate who is an officer, director or employee of the Trust or any of its Subsidiaries, (ii) any transaction or series of related transactions in which the total amount involved does not exceed $100,000, (iii) payment of legal expenses incurred on behalf of the Trust or its Subsidiaries; provided, however, that such expenses paid by the Bank and its Subsidiaries for or on behalf of the Trust or any other Restricted Subsidiary (other than a Subsidiary of the Bank) shall not exceed $500,000 in any fiscal year, (iv) payment of construction and development fees incurred on behalf of the Trust or its Restricted Subsidiaries in an aggregate amount not to exceed $1,000,000 in any fiscal year, after adjustment for annual increases in the consumer price index, as reported by the United States Department of Labor, Bureau of Labor Statistics, (v) payment of financing fees of up to 1% of the aggregate principal amount of Retail Notes issued and sold after the date of the Indenture, (vi) transactions permitted under the "Limitation on Restricted Payments" covenant, (vii) payment of up to $4,200,000 of Advisory Fees in any fiscal year, after adjustment for annual increases in the consumer price index, as reported by the United States Department of Labor, Bureau of Labor Statistics, (viii) transactions entered into pursuant to Management Agreements, (ix) checking or other deposit products and investment management and advisory services and insurance products, in each case that the Bank and its subsidiaries customarily offer to their respective customers in the ordinary course of business, (x) guarantees under the Reimbursement Agreement, (xi) payments pursuant to the Tax Sharing Agreement and (xii) payments by the Trust to the Bank pursuant to the Capital Maintenance Agreement; provided, however, that Advisory Fees may only be paid so long as (A) the Trust does not hire employees and (B) no Default or Event of Default shall have occurred and be continuing.

  (b) If the Bank shall fail to comply with any of its Regulatory Capital Requirements set forth in clauses (i) and (ii)(x) of the definition thereof, then the Trust shall not and shall not permit any of its Restricted Subsidiaries (other than the Bank or its Subsidiaries) to, directly or indirectly, make any payments pursuant to clauses (a)(iii), (iv) or (v) above, any Restricted Payments otherwise permitted by clause (a)(2) of the "Limitation on Restricted Payments" covenant, any Permitted Payments, other than actions permitted by clauses (iv), (v), (viii) and (xi) of paragraph (b) of the "Limitation on Restricted Payments" covenant, or any Investments in any Person (other than Permitted Investments permitted by clauses (i), (v), or
(vii) of the definition thereof) or otherwise engage in any activity (including purchases, acquisition by lease and other acquisitions of additional real property and buildings) other than operating its then existing businesses in the ordinary course until the Bank shall have complied with such Regulatory Capital Requirements.

  (c) The Trust will not, and will not permit any of its Restricted Subsidiaries, to amend, modify or in any way alter the terms of the Management Agreements, the Reimbursement Agreement or the Advisory Agreement in a manner adverse to the interests of the Holders of the Notes, except as otherwise permitted by the Indenture or to change the properties subject to the Management Agreements.

  Limitation on Liens. The Trust will not, and will not permit any Restricted Subsidiary to, directly or indirectly, for the benefit of any Affiliate of the Trust (other than the Trust or a Wholly Owned Restricted Subsidiary of the Trust) create, incur, assume or suffer to exist any Lien of any kind on or with respect to any of its or their property or assets, including any shares of stock or indebtedness of any Restricted Subsidiary, whether owned at the date of the Indenture or thereafter acquired or any income, profits or proceeds therefrom, or assign or otherwise convey any right to receive income thereon; provided, however, that the Bank may create, incur, assume or suffer to exist such Liens for the benefit of its Subsidiaries and Subsidiaries of the Bank may create, incur, assume or suffer to exist such Liens for the benefit of the Bank or any other Subsidiary of the Bank.

  Restriction on Transfer of Assets to Subsidiaries. The Trust will not sell, convey, transfer or otherwise dispose of its assets or property to any of its Subsidiaries except for (i) sales, conveyances, transfers or other dispositions of assets or property in an amount permitted by the "Limitation on Restricted Payments" covenant and (ii) sales, conveyances, transfers or other distributions of Real Estate Property to Single Asset Subsidiaries.

  Limitation on Sale of Assets. The Trust will not, and will not permit any of its Restricted Subsidiaries (other than the Bank and its Subsidiaries) to, engage in any Asset Sale unless (i) the consideration received by the Trust or such Restricted Subsidiary for such Asset Sale is not less than the fair market value of the Capital Stock or assets sold (as determined by the Board of Trustees of the Trust, whose determination shall be conclusive and evidenced by a Board Resolution) and (ii) the consideration received by the Trust or the relevant Restricted Subsidiary in respect of such Asset Sale consists of (a) at least 75% Cash Equivalents or (b) like-kind property to be used in the business of the Trust or such Restricted Subsidiary, as the case may be.

  Limitation on Restricted Subsidiaries. The Trust will not (i) permit any of its Single Asset Subsidiaries to acquire additional Real Estate Property or make Investments in any other Person other than the Trust, or (ii) create any new Restricted Subsidiaries other than Single Asset Subsidiaries and, to the extent permitted by clause (ii) of the definition of Permitted Investments, Wholly Owned Restricted Subsidiaries; provided, however, that such Single Asset Subsidiaries may (A) invest current working capital in Cash Equivalents under clauses (a), (b), (c) and (d) of the definition thereof and (B) to the extent required by third party lenders under any loan agreement with such Subsidiary, invest cash balances in investments other than Cash Equivalents under clause (a), (b), (c) and (d) of the definition thereof to the extent required by such loan agreement.

  Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The Trust will not, and will not permit any of its Restricted Subsidiaries (other than (i) the Bank and its Subsidiaries and (ii) any Restricted Subsidiary that was a subsidiary of the Trust on or before March 30, 1994 and has not received Real Estate Property from the Trust after such date) to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any such Restricted Subsidiary to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits, (b) pay any Indebtedness owed to the Trust or any other Restricted Subsidiary, (c) make loans or advances to the Trust or any other Restricted Subsidiary, (d) transfer any of its properties or assets to the Trust or any Restricted Subsidiary or (e) guarantee any Indebtedness of the Trust or any Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of (i) any agreement in effect on the date of the Indenture, (ii) applicable law, (iii) customary non-assignment provisions of any lease governing a leasehold interest or equipment of the Trust or any Restricted Subsidiary, (iv) customary due on sale and other restrictions on transfer contained in mortgages and deeds of trust, (v) any agreement entered into in connection with the acquisition, development, construction or improvement of real property so long as such agreement is required by a third party prior to extending credit, (vi) the Indenture and (vii) any agreement that extends, renews, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (i) and (v), provided that the terms and conditions of any such encumbrance or restriction are not materially less favorable to the Holders of the Notes than those under or pursuant to the agreement so extended, renewed, refinanced or replaced and, with respect to clause (v), such encumbrance or restriction is required as a condition of such third party extending credit pursuant to such extension, renewal, refinancing or replacement.

  Required Stock Ownership. (a) The Trust will at all times be the legal and beneficial owner of the Pledged Bank Stock and will not sell, transfer or otherwise dispose of any Capital Stock of the Bank regardless of when acquired. The Trust will at all times be the legal and beneficial owner in the aggregate of at least 66 2/3% of the issued and outstanding common stock of the Bank and Voting Stock representing at least 66 2/3% of the voting power of the Voting Stock of the Bank. All the Pledged Bank Stock and such shares of the common stock of the Bank and Voting Stock representing at least 66 2/3% of the voting power of the Voting Stock of the Bank as are necessary to ensure that the Trust beneficially and legally owns 66 2/3% of the issued and outstanding Voting Stock and common stock of the Bank will be referred to as "Restricted Shares."

  (b) The Trust will not create or permit to exist any Lien on any Restricted Shares directly owned by it, other than the Lien of the Indenture.

  (c) The Trust will not create or permit to exist any Lien on the Collateral other than the Lien of the Indenture.

  Purchase of Notes upon a Change of Control. If a Change of Control shall occur at any time, then each Holder of Notes will have the right to require that the Trust purchase such Holder's Notes, in whole or in part in integral multiples of $1,000, at a purchase price (the "Change of Control Purchase Price") in cash in an amount equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Purchase Date"), pursuant to the offer described below (the "Change of Control Offer") and the other procedures set forth in the Indenture.

  Within 30 days following any Change of Control, the Trust shall notify the Trustee thereof and give written notice of such Change of Control to each Holder of Notes by first-class mail, postage prepaid, at the address of such Holder appearing in the Security Register, stating, among other things, (i) the Change of Control Purchase Price and the Change of Control Purchase Date, which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act or any applicable securities laws or regulations; (ii) that any Note not tendered will continue to accrue interest; (iii) that, unless the Trust defaults in the payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Purchase Date; and (iv) certain other procedures that a holder of Notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

  If a Change of Control Offer is made, there can be no assurance that the Trust will have available funds sufficient to pay the Change of Control Purchase Price for all of the Notes that might be delivered by Holders of the Notes seeking to accept the Change of Control Offer. The failure of the Trust to make or consummate the Change of Control Offer or pay the Change of Control Purchase Price when due would result in an Event of Default and would give the Trustee and the Holders of the Notes the rights described under "--Events of Default."

  Neither the Trust's Board of Trustees nor the Trustee would have the authority to rescind or limit the application of this provision, including in connection with any transaction initiated or supported by the Trust, its management or any affiliate.

  One of the events which constitutes a Change of Control under the Indenture is under certain circumstances (other than in connection with the Substitution) the disposition of "all or substantially all" of the Trust's assets. This term has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event Holders of the Notes elect to require the Trust to purchase the Notes upon the occurrence of such a disposition and the Trust elects to contest such election, there can be no assurance as to how a court interpreting New York law would interpret this phrase.

  The Trust will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws and regulations in connection with a Change of Control Offer.

  See "Certain Definitions" for the definition of "Change of Control." A transaction involving the Trust's management or its affiliates, or a transaction involving a recapitalization of the Trust, will result in a Change of Control only if it is the type of transaction specified by such definition.

  Notwithstanding anything to the contrary contained herein, under the terms of the Indenture, the Substitution, made in compliance with the provisions of the Indenture, will not constitute a Change of Control.

  Reports. The Trust will file on a timely basis with the Commission, to the extent such filings are accepted by the Commission and whether or not the Trust has a class of securities registered under the Exchange Act, the annual reports, quarterly reports and other documents that the Trust would be required to file if it was subject to Section 13(a), 13(c) or 15(d) of the Exchange Act. The Trust will also be required (a) to file with the Trustee, and provide to each Holder of Notes upon request, without cost to such Holder, copies of such reports and documents within 15 days after the date on which the Trust files such reports and documents with the Commission or the date on which the Trust would be required to file such reports and documents if the Trust were so required, and (b) if filing such reports and documents with the Commission is not accepted by the Commission or is prohibited under the Exchange Act, to supply at the Trust's cost copies of such reports and documents to any prospective holder of Notes promptly upon written request. Additionally, upon the request of any Holder or prospective holder of the Notes, the Trust will provide consolidated financial statements of the Bank and its subsidiaries on an annual and quarterly basis.

  Additional Covenants. The Indenture will also contain covenants with respect to, among others, the following matters: (i) payment of principal, premium and interest; (ii) maintenance of an office or agency in The City of New York for payment or for registration of transfer or exchange of the Notes; (iii) arrangements regarding the handling of money held in trust; (iv) maintenance of corporate existence; (v) prohibitions on certain actions that would affect the ability of holders of the Bank's Capital Stock to effect certain corporate governance matters; (vi) payment of taxes and other claims; (vii) maintenance of properties; (viii) maintenance of insurance; (ix) limitation on disposal of, or liens on, the Collateral; (x) restriction on use of proceeds of the Offering to purchase securities; and (xi) the Trust's use of its best efforts to obtain a rating on the Notes by S&P and Moody's. The Indenture will also restrict payments by the Trust or any of its Restricted Subsidiaries for consent to amendments of any terms of the Indenture, unless such payments are made to all Holders that provide such consent.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  Except with respect to the Substitution as set forth under "--Substitution of New Obligor under the Indenture," the Trust will not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any other Person or Persons or permit any of its Restricted Subsidiaries to enter into any such transaction or series of related transactions if such transaction or series of related transactions, in the aggregate, would result in the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of the Trust and its Restricted Subsidiaries on a consolidated basis to any other Person or Persons, unless at the time and immediately after giving effect thereto (i) either (a) the Trust will be the continuing Person or (b) the Person (if other than the Trust) formed by such consolidation or into which the Trust or such Restricted Subsidiary is merged or the Person that acquires by sale, assignment, conveyance, transfer, lease or other disposition all or substantially all the properties and assets of the Trust and its Restricted Subsidiaries on a consolidated basis (the "Surviving Entity") (1) will be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and (2) will expressly assume, by a supplemental indenture in form satisfactory to the Trustee, the Trust's obligation for the due and punctual payment of the principal of, premium, if any, and interest on all the Notes and the performance and observance of every covenant of the Indenture on the part of the Trust to be performed or observed; (ii) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any obligation of the Trust or any Restricted Subsidiary incurred in connection with or as a result of such transaction or series of transactions as having been incurred at the time of such transaction), no Default or Event of Default will have occurred and be continuing; and (iii) immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any obligation of the Trust or any Restricted Subsidiary incurred in connection with or as a result of such transaction or series of transactions as having been incurred at the time of such transaction), the Consolidated Net Worth of the Trust (or of the Surviving Entity if the Trust is not a continuing obligor under the Indenture) is equal to or greater than the Consolidated Net Worth of the Trust immediately prior to such transaction or series of transactions less the aggregate amount of all reasonable transaction costs incurred in connection with such transaction or series of transactions. The Bank will not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the properties and assets of the Bank to any other Person or permit any of its Subsidiaries to enter into any such transaction or series of related transactions if such transaction or series of related transactions, in the aggregate, would result in the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of the Bank and its Subsidiaries on a consolidated basis to any other Person.

  In connection with any such consolidation, merger, sale, assignment, conveyance, transfer, lease or other disposition, the Trust or the Surviving Entity shall deliver to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, conveyance, transfer, lease or other disposition, and if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with the requirements of the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

  Upon any consolidation or merger, or any sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Trust in accordance with the immediately preceding paragraphs in which the Trust is not the continuing obligor under the Indenture, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Trust under the Indenture with the same effect as if such successor had been named as the Trust therein. When a successor assumes all the obligations of its predecessor under the Indenture and the Notes, the predecessor shall be released from those obligations; provided that in the case of a transfer by lease, the predecessor shall not be released from the payment of principal and interest on the Notes.

EVENTS OF DEFAULT

  The following will be "Events of Default" under the Indenture:

    (i) default in the payment of any interest on any Note when it becomes due and payable and continuance of such default for a period of 30 days;

    (ii) default in the payment of the principal of or premium, if any, on any Note at its Maturity (upon acceleration, optional redemption, required purchase or otherwise);

    (iii) failure to make or consummate a Change of Control Offer in accordance with the provisions of the "Purchase of Notes Upon a Change of Control" covenant;

    (iv) failure by the Trust to perform or observe any other term, covenant or agreement contained in the Notes or the Indenture (other than a default specified in clause (i), (ii) or (iii) above or clause (viii) below) for a period of 45 days after written notice of such failure requiring the Trust to remedy the same shall have been given (x) to the Trust by the Trustee or
  (y) to the Trust and the Trustee by the Holders of 25% in aggregate principal amount of the Notes then outstanding;

    (v) default (other than a default on Nonrecourse Indebtedness or on less than $10 million of Trust Nonrecourse Indebtedness at any one time) under any instrument or any other obligation (x) representing indebtedness for borrowed money of the Trust or any of its Restricted Subsidiaries, (y) representing indebtedness evidenced by bonds, notes, debentures or other similar instruments of the Trust or any of its Restricted Subsidiaries or
  (z) constituting a guarantee by the Trust or any of its Restricted Subsidiaries of Guaranteed Indebtedness of any other Person representing money borrowed or any obligation of such other Person evidenced by bonds, notes, debentures or other similar instruments, which default (a) consists of the failure to pay an amount aggregating in excess of $10,000,000 if such default continues for a period of 30 days after written notice of such failure requiring the Trust to remedy the same shall have been given (A) to the Trust by the Trustee or (B) to the Trust and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, or (b) results in the acceleration of such indebtedness or guarantee in an aggregate principal amount in excess of $10,000,000;

    (vi) failure by the Bank to comply with any of its Regulatory Capital Requirements set forth in clause (ii) of the definition thereof; provided that an Event of Default under this clause (vi) shall not have occurred until the expiration of a 90-day period commencing on the date of the initial submission of a capital plan to the OTS by the Bank (unless such capital plan is approved by the OTS on or prior to the expiration of such 90-day period or, if the OTS has notified the Bank that it needs additional time to determine whether to approve such capital plan, and such capital plan is approved by the OTS on or prior to the expiration of such extended period); provided further that if the Bank meets the minimum amount of capital required to meet each of the industry-wide regulatory capital requirements pursuant to 12 U.S.C. Section 1464(t) and 12 C.F.R. Section 567 (and any amendment to either thereof) or any successor law or regulation, notwithstanding the Bank's failure to meet an individual minimum capital requirement pursuant to 12 U.S.C. Section 1464(s) and 12 C.F.R. Section 567.3 (and any amendment to either thereof) or any successor law or regulation, no Event of Default shall have occurred pursuant to this clause (vi) unless written notice thereof shall have been given (x) to the Bank by the Trustee or (y) to the Bank and the Trustee by the Holders of 25% in aggregate principal amount of the Notes then outstanding;

    (vii) existence of one or more judgments against the Trust or any of its Subsidiaries for the payment of money in excess of $10 million, either individually or in the aggregate, which remain undischarged 60 days after all rights to review directly such judgment or judgments, whether by appeal or writ, have been exhausted or have expired;

    (viii) certain provisions of Article Twelve of the Indenture relating to the Collateral shall cease, for any reason, to be in full force and effect in any material respect, or the Trust shall so assert in writing; or the Trustee shall cease to have a first priority perfected security interest, for the benefit of the Trustee and the Holders, in the Collateral (other than by reason of the release of any such security interest in accordance with the Indenture); or the Trust shall default in the observance or performance of any of the covenants or agreements to be performed by it contained in Article Twelve beyond any applicable grace or cure period provided in the Indenture; and

    (ix) occurrence of certain events of bankruptcy, receivership, conservatorship, insolvency or reorganization with respect to the Trust or any Material Subsidiary.

  If an Event of Default (other than as specified in clause (ix) above) occurs and is continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare all the Notes to be immediately due and payable by notice to the Trust (and to the Trustee if given by the Holders). If an Event of Default specified in clause
(ix) above occurs and is continuing, then the principal of, premium, if any, and accrued interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of Notes.

  After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the Notes outstanding, by written notice to the Trust and the Trustee, may rescind and annul such declaration and its consequences if (a) the Trust has paid or deposited with the Trustee a sum sufficient to pay (i) all overdue interest on all outstanding Notes, (ii) all unpaid principal of (and premium, if any, on) any outstanding Notes which has become due otherwise than by such declaration of acceleration, and interest on such unpaid principal at the rate borne by the Notes, (iii) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes and (iv) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and (b) all Events of Default, other than the non-payment of amounts of principal of (or premium, if any, on) or interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived. No such rescission shall affect any subsequent default or impair any right consequent thereon.

  If a Default specified in clause (i), (ii), (iii) or (v), or with respect to certain events specified in clause (iv) or (viii), occurs and is continuing, or an Event of Default occurs and is continuing, the interest rate borne by the Notes will increase by 2% per annum until such time when such Defaults or Events of Default, as the case may be, have been cured or waived; provided, however, that if after such Default or Event of Default has been cured or waived a different Default specified in clause (i), (ii), (iii) or (v), or with respect to certain events specified in clause (iv) or (viii), occurs and is continuing, or an Event of Default occurs and is continuing, the interest rate may again be increased pursuant to the foregoing provision. Such interest will accrue from the date of such Default or Event of Default, as the case may be, and will be payable after the time the Trust has knowledge of such Default or Event of Default. If not paid on any Interest Payment Date, the Trust may elect to make payment of any such interest to the Persons in whose names the Notes (or their respective predecessor Notes) are registered at the close of business on a Special Record Date or in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes are listed.

  Notwithstanding the preceding paragraph, in the event of any Event of Default specified in clause (v) above, such Event of Default and all consequences thereof (including without limitation any acceleration or resulting payment default) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders of the Notes, if within 30 days after such Event of Default arose (x) the Indebtedness or guarantee that is the basis for such event of default has been discharged, or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default, or (z) the default that is the basis for such Event of Default has been cured.

  The Trustee will be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. The Trustee will not be required under the Indenture to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers thereunder if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

  The Trust will covenant in the Indenture to file quarterly with the Trustee a statement regarding compliance by the Trust with the terms of the Indenture and specifying any defaults of which the signer may have knowledge. The Trust is also required to notify the Trustee within five Business Days of the occurrence of any Default or Event of Default.

DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

  The Trust may, at its option and at any time, elect to have all of its obligations upon the outstanding Notes discharged ("defeasance"). Such defeasance means that the Trust will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes and to have satisfied all of its other obligations under such Notes and the Indenture insofar as such Notes are concerned, except for (i) the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Trust's obligations to issue temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes, maintain an office or agency for payments in respect of the Notes and segregate and hold such payments in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee and (iv) the defeasance provisions of the Indenture. In addition, the Trust may, at its option and at any time, elect to have all of the obligations of the Trust released with respect to certain covenants set forth in the Indenture, and any omission to comply with such obligations will not constitute a Default or an Event of Default with respect to the Notes ("covenant defeasance").

  In order to exercise either defeasance or covenant defeasance, (i) the Trust must irrevocably deposit or cause to be deposited with the Trustee, as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of the Notes, money in an amount, or U.S. Government Obligations which through the scheduled payment of principal and interest thereon will provide money in an amount, or a combination thereof, in sufficient amounts, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of, premium, if any, and interest on the outstanding Notes on the Stated Maturity (or upon redemption, if applicable) of such principal, premium, if any, or installment of interest; (ii) no Default or Event of Default will have occurred and be continuing on the date of such deposit or, insofar as an event of bankruptcy under clause (ix) of "Events of Default" above is concerned, at any time during the period ending on the 91st day after the date of such deposit; (iii) such defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, the Indenture or any material agreement or instrument to which the Trust is a party or by which it is bound; (iv) in the case of defeasance, the Trust shall have delivered to the Trustee an Opinion of Counsel stating that the Trust has received from, or there has been published by, the Internal Revenue Service a ruling, or since the date of the final Offering Memorandum there has been a change in applicable federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (v) in the case of covenant defeasance, the Trust shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Notes outstanding will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (vi) in the case of defeasance or covenant defeasance, the Trust shall have delivered to the Trustee an Opinion of Counsel to the effect that after the 91st day following the deposit or after the date such opinion is delivered, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Trust shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Trust with the intent of preferring the Holders of the Notes over the other creditors of the Trust with the intent of defeating, hindering, delaying or defrauding creditors of the Trust; (viii) no event or condition may exist that would prevent the Trust from making payments of principal of, and premium, if any, and interest on the Notes, on the date of such deposit; and (ix) the Trust shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with.

SATISFACTION AND DISCHARGE

  The Indenture will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) and the Collateral will be released and the Trustee, at the expense of the Trust, will execute proper instruments acknowledging satisfaction and discharge of the Indenture when (i) either (a) all the Notes theretofore authenticated and delivered (other than destroyed, lost or stolen Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust with the Trustee or any paying agent or segregated and held in trust by the Trust and thereafter repaid to the Trust or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at Stated Maturity within one year or
(z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Trust, and the Trust has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or redemption date, as the case may be;
(ii) the Trust has paid or caused to be paid all sums payable under the Indenture by the Trust; and (iii) the Trust has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

AMENDMENTS AND WAIVERS

  With certain exceptions, modifications and amendments of the Indenture may be made by a supplemental indenture entered into by the Trust and the Trustee with the consent of the Holders of a majority in aggregate outstanding principal amount of the Notes then outstanding; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby: (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, or reduce the principal amount thereof, or premium, if any, or the rate of interest thereon or change the coin or currency in which the principal of any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date); (ii) amend, change or modify the obligation of the Trust to make and consummate a Change of Control offer in the event of a Change of Control in accordance with the "Purchase of Notes Upon a Change of Control" covenant, including amending, changing or modifying any definition relating thereto, in a manner adverse to the Holders of the Notes; (iii) reduce the percentage in principal amount of outstanding Notes, the consent of whose Holders is required for any such amendment, modification or supplemental indenture or the consent of whose Holders is required for any waiver of compliance with certain provisions of the Indenture; (iv) modify any of the provisions relating to supplemental indentures requiring the consent of Holders or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding Notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each Note affected thereby; (v) except as otherwise permitted under "--Consolidation, Merger and Sale of Assets" and "-- Substitution of a New Obligor under the Indenture" consent to the assignment or transfer by the Trust of any of its rights or obligations under the Indenture; (vi) amend or modify any of the provisions of the Indenture relating to the Collateral in any manner adverse to the Holders of the Notes; or (vii) waive a default in payment with respect to any Note (other than a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes outstanding as provided in the Indenture and a waiver of the payment default that resulted from such acceleration); provided, however, that a majority in aggregate outstanding principal amount of the Notes may amend the provisions under "--Consolidation, Merger and Sale of Assets" to permit the Bank to merge or consolidate with another Person for the sole purpose of obtaining a charter as a commercial bank or a state chartered thrift, so long as such merger or consolidation does not adversely affect the rights of the Holders of the Notes.

  Notwithstanding the foregoing, without the consent of any holder of the Notes, the Trust and the Trustee may modify or amend the Indenture: (a) to evidence the succession of another Person to the Trust or any other obligor on the Notes, and the assumption by any such successor of the covenants of the Trust or such obligor in the Indenture and in the Notes in accordance with "-- Consolidation, Merger and Sale of Assets;" (b) to evidence the substitution of the New Obligor, and the assumption by the New Obligor of the covenants of the Trust in the Indenture and in the Notes in accordance with "--Substitution of a New Obligor under the Indenture;" (c) to add any Events of Default, to add to the covenants of the Trust or any other obligor upon the Notes for the benefit of the Holders of the Notes or to surrender any right or power conferred upon the Trust or any other obligor upon the Notes, as applicable, in the Indenture or in the Notes; (d) to cure any ambiguity, or to correct or supplement any provision in the Indenture or the Notes which may be defective or inconsistent with any other provision in the Indenture or the Notes or make any other provisions with respect to matters or questions arising under the Indenture or the Notes; provided that, in each case, such provisions shall not adversely affect in any material respect the interests of the Holders of the Notes; (e) to comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act or any similar federal law hereafter enacted; (f) to secure further the Notes or add a guarantor under the Indenture; (g) to evidence and provide the acceptance of the appointment of a successor Trustee under the Indenture; or (h) to mortgage, pledge, hypothecate or grant a security interest in favor of the Trustee for the benefit of the Holders of the Notes as additional security for the payment and performance of the Trust's obligations under the Indenture, in any property or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the Trustee, pursuant to the Indenture or otherwise.

  The Holders of a majority in aggregate principal amount of the Notes outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture.

THE TRUSTEE

  The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent Person would exercise under the circumstances in the conduct of such Person's own affairs.

  The Indenture and provisions of the Trust Indenture Act, incorporated by reference therein, contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Trust, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined) it must eliminate such conflict or resign.

  The Trustee also acts as trustee under various pooling and servicing agreements related to consumer loan receivables securitizations originated by the Bank, and as trustee for the Bank's 13% Preferred Stock and the CCPCC Preferred Stock.

GOVERNING LAW

  The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

CERTAIN DEFINITIONS

  "Accumulated Interest" means, as of any date of determination and without duplication, the aggregate amount of interest on the Notes paid or accrued since the date of the Indenture.

  "Acquired Indebtedness" means Indebtedness of a Person (a) existing at the time such Person becomes a Subsidiary of any other Person or (b) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Subsidiary of such other Person or such acquisition. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary of such other Person.

  "Advisory Fees" means fees pursuant to that certain Amended and Restated Advisory Contract, dated as of October 1, 1992, between B.F. Saul Company and the Trust, as most recently amended by Amendment No. 8 thereto dated as of October 1, 1993, as the same may be further amended or supplemented in accordance with the "Limitation on Transactions with Affiliates" covenant.

  "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person and any legal or beneficial owner, directly or indirectly, of 20% or more of the Voting Stock of such specified Person. Notwithstanding the foregoing, no Securitization Entity shall be deemed an Affiliate of the Bank or the Trust or any of their Subsidiaries. The fact that an Affiliate of any specified Person is a partner (or a shareholder, director or officer of a partner) of a law firm that renders services to such specified Person or its Affiliates does not mean that the law firm is an Affiliate of such specified Person. For the purposes of this definition, "control," when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

  "Applicable Premium" means, with respect to a Note, the greater of (i) 1.0% of the then outstanding principal amount of such Note and (ii) (a) the present value of all remaining required interest and principal payments due on such Note and all premium payments relating thereto assuming a redemption date of April 1, 2003, computed using a discount rate equal to the Treasury Rate plus 50 basis points minus (b) the then outstanding principal amount of such Notes minus (c) accrued and unpaid interest paid on the date of redemption.

  "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger, consolidation or sale and leaseback transaction) (collectively, a "transfer"), directly or indirectly, in one or a series of related transactions, of (a) any Capital Stock of any Restricted Subsidiary; (b) all or substantially all of the properties and assets of any division or line of business of the Trust or its Restricted Subsidiaries; or (c) any other properties or assets of the Trust or any Restricted Subsidiary other than in the ordinary course of business. For the purposes of this definition, the term "Asset Sale" shall not include any transfer of properties or assets or Capital Stock (i) that is governed by the provisions of the Indenture described under "--Consolidation, Merger and Sale of Assets," (ii) of the Trust or any of its Restricted Subsidiaries to the Trust or any Single Asset Subsidiary of the Trust, (iii) in compliance with the "Limitation on Restricted Payments" covenant or (iv) that is governed by the provisions of the Indenture described under "--Substitution of a New Obligor Under the Indenture."

  "Average Life to Stated Maturity" means, as of the date of determination with respect to any Indebtedness, the quotient obtained by dividing (a) the sum of the products of (i) the number of years from the date of determination to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund requirements) of such Indebtedness multiplied by (ii) the amount of each such principal payment by
(b) the sum of all such principal payments.

  "Bank" means Chevy Chase Bank, F.S.B.

  "Bank Contribution" means, as of any date of determination, the dollar amount, if any, by which (a) the aggregate amount of all dividends paid by the Bank to the Trust since October 1, 1997, exceeds (b) the sum of (i) Accumulated Interest, multiplied by (1 (one)--the Bank Tax Rate), plus (ii) 50% of the difference of (A) 80% of the cumulative Consolidated Bank Net Income (Loss) since October 1, 1997, minus (B) the amount determined pursuant to clause (b)(i) of this definition, minus (iii) the Bank Stock Purchase Amount; provided, however, that if at any time between October 1, 1997 and the date of determination of the Bank Contribution, the Trust shall own more or less than 80% of the outstanding common stock of the Bank, the Bank Contribution shall be calculated for each period of varying ownership as set forth in this definition by substituting the percentage ownership of common stock of the Bank for the 80% in clause (b)(ii)(A) of this definition; provided further that if the amount in clause (b) exceeds the amount in clause
(a), the absolute value of such excess shall be referred to herein as the "Available Amount."

  "Bank Stock Purchase Amount" means the aggregate amount paid by the Bank and its Subsidiaries since the date of the Indenture (other than in shares of Qualified Capital Stock of the Bank) to purchase, redeem or otherwise acquire or retire for value any shares of Qualified Capital Stock of the Bank pursuant to paragraph (b)(x) of the "Limitation on Restricted Payments" covenant.

  "Bank Tax Rate" means the weighted average combined effective state and federal tax rate for the Bank for the period from the date of the Indenture to the Substitution Date, determined as if the Bank were a stand alone taxpayer.

  "Capital Maintenance Agreement" means the May 17, 1988 Agreement between the B.F. Saul Real Estate Investment Trust, the Saul Company and the FDIC (as successor to the Federal Savings and Loan Insurance Corporation) under which the Saul Company and the Trust agreed to maintain the Bank's regulatory capital at the levels prescribed by applicable regulatory requirements or any similar agreement required by the FDIC (including in connection with the Substitution or the subsequent distribution of the Capital Stock of the New Obligor by the Trust or any owner of Capital Stock of the Trust) or any guarantee of a capital plan that is submitted by the Bank pursuant to applicable law.

  "Capital Stock" in any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents or interests in (however designated) capital stock in such Person, including, with respect to a corporation, common stock, Preferred Stock and other corporate stock, with respect to a trust, shares or other evidence of beneficial interests, and, with respect to a partnership, partnership interests, whether general or limited, and any rights (other than debt securities convertible into corporate stock, partnership interests or other capital stock), warrants or options exchangeable for or convertible into such corporate stock, partnership interests or other capital stock.

  "Capitalized Lease Obligation" means, with respect to any Person, any obligation of such Person under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purpose of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

  "Cash Equivalents" means (a) cash; (b) any evidence of Indebtedness with a maturity of 180 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (c) certificates of deposit, time deposits, deposits in money market accounts or any other deposit accounts or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System that issues (or the parent of which issues) commercial paper or certificates of deposit rated as described in clause (d) below and that has combined capital and surplus and undivided profits of not less than $500 million; (d) commercial paper with a maturity of 180 days or less issued by a corporation that is not an Affiliate of the Trust and is organized under the laws of any state of the United States or the District of Columbia and rated at least A-1 by S&P or at least P-l by Moody's; and (e) Partnership Units and Margin

Securities; provided that for purposes of the "Limitation on Sale of Assets" covenant, Cash Equivalents will also include (i) the assumption of Indebtedness of the Trust or any Restricted Subsidiary of the Trust by the purchaser of the assets sold and the release of the Trust or such Restricted Subsidiary from all liability on such Indebtedness in connection with the subject Asset Sale, (ii) securities received by the Trust or any Restricted Subsidiary from the transferee that can be promptly converted by the Trust or such Restricted Subsidiary into cash, (iii) limited partnership interests in real estate partnerships that can be converted promptly and at will by the holder of such interests into cash or Margin Securities and (iv) a promissory note from the purchaser of the asset sold, provided that such note is secured by a first priority perfected security interest in the asset sold and provided further that such note is converted into Cash Equivalents of a type referred to in clauses (a) through and including (e) of this definition within one year after the date of the Asset Sale giving rise thereto.

  "Cash Flow--Indenture" means with respect to the Trust, for any period, all as determined in accordance with GAAP and without duplication, the sum of the following items for such period: (a) real estate operating income (loss), plus
(b) depreciation and amortization expense, plus (c) interest expense, plus (d) equity in losses of partnership investments, less (e) equity in earnings of partnership investments, plus (f) losses on sales of property, less (g) gains on sales of property, plus (h) non-cash charges, less (i) non-cash gains, plus
(j) cash distributions received from partnership investments, plus (k) tax sharing payments paid by the Bank to the Trust, plus (l) dividends paid by the Bank to the Trust.

  "CCPCC" means Chevy Chase Preferred Capital Corporation, a Maryland corporation.

  "CCPCC Preferred Stock" means the 3,000,000 shares of 10 3/8% Noncumulative Exchangeable Preferred Stock, Series A of CCPCC.

  "Certificates of Deposit" means certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that (a) is a member of the Federal Reserve System; (b) has combined capital and surplus and undivided profits of not less than $500,000,000; (c) is not an Affiliate of the Trust; and (d) has (or the parent of which has) a short-term rating of at least A-1 by S&P and at least P-1 by Moody's.

  "Change of Control" means the occurrence of any of the following events: (a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of Voting Stock representing more than 50% of the voting power of the Voting Stock of the Trust; (b) the Trust consolidates with, or merges with or into, another Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Trust, in any such event pursuant to a transaction in which any Voting Stock of the Trust is reclassified or changed into or exchanged for cash, securities or other property, other than any such transaction where (i) any Voting Stock of the Trust is reclassified or changed into or exchanged for Voting Stock (other than Redeemable Capital Stock) of the surviving or transferee corporation and
(ii) immediately after such transaction no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Stock of the surviving or transferee corporation; (c) during any consecutive two-year period (or, in the case of the New Obligor, the period since the Substitution Date if shorter than two years), individuals who at the beginning of such period constituted the Board of Trustees of the Trust (together with any new trustees whose election by such Board of Trustees or whose nomination for election by the stockholders of the Trust was approved by a vote of 66 2/3% of the trustees then still in office who were either trustees at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Trustees of the Trust then in office; or (d) any final order, judgment or decree of a court of competent jurisdiction shall be entered against the Trust decreeing the dissolution or liquidation of the Trust.

  "Closing Date" means the date on which the Notes are originally issued under the Indenture.

  "Commission" means the U.S. Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties as such time.

  "Consolidated Bank Net Income (Loss)" means, for any period, the consolidated net income (or loss) of the Bank and its consolidated Subsidiaries for such period as determined in accordance with GAAP (net of cash and non-cash dividends due (whether or not declared) on outstanding (excluding treasury stock) Redeemable Capital Stock or outstanding (excluding treasury stock) Preferred Stock of the Bank), adjusted, to the extent included in calculating such net income (loss), by excluding, without duplication, (i) all extraordinary gains and losses (other than those relating to the use of net operating losses of the Bank carried forward), less all fees and expenses relating thereto, net of taxes, (ii) the portion of net income (or loss) of any Person (other than the Bank and any of its consolidated Subsidiaries) in which the Bank or any of its Subsidiaries has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Bank or its consolidated Subsidiaries in cash by such other Person during such period, (iii) net income (or loss) of any Person combined with the Bank or any of its Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination, (iv) any gain or loss, net of taxes, realized upon the termination of any employee pension benefit plan or
(v) the net income of any Subsidiary of the Bank to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Subsidiary or its shareholders; provided that, upon the termination or expiration of such dividend or distribution restrictions, the portion of net income (or loss) of such Subsidiary allocable to the Bank and previously excluded shall be added to the Consolidated Bank Net Income (Loss) of the Bank to the extent of the amount of dividends or other distribution actually paid to the Bank in cash by such Subsidiary.

  "Consolidated Net Income (Loss)" of the Trust means, for any period, the consolidated net income (or loss) of the Trust and its consolidated Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income (loss), by excluding, without duplication, (i) all extraordinary gains and losses (other than those relating to the use of net operating losses of the Trust carried forward), less all fees and expenses relating thereto, net of taxes, (ii) the portion of net income (or loss) of any Person (other than the Trust and any of its consolidated Restricted Subsidiaries) in which the Trust or any of its Restricted Subsidiaries has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Trust or its consolidated Restricted Subsidiaries in cash by such other Person during such period, (iii) net income (or loss) of any Person combined with the Trust or any of its Restricted Subsidiaries on a "pooling of interest" basis attributable to any period prior to the date of combination, (iv) any gain or loss, net of taxes, realized upon the termination of any employee pension benefit plan, (v) the net income of any Restricted Subsidiary of the Trust (other than the Bank and its Subsidiaries) to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgement, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary or its shareholders; provided that, upon the termination or expiration of such dividend or distribution restrictions, the portion of net income (or loss) of such Restricted Subsidiary allocable to the Trust and previously excluded shall be added to the Consolidated Net Income (Loss) of the Trust to the extent of the amount of dividends or other distributions actually paid to the Trust in cash by such Restricted Subsidiary and (vi) all gains resulting from the sale of credit card relationships.

  "Consolidated Interest Expense" means, with respect to the Trust, for any period, the amount, as determined in accordance with GAAP, of interest expense of the Trust and its Restricted Subsidiaries (excluding all amounts relating to interest expense of the Bank and its Subsidiaries).

  "Consolidated Net Worth" means, at any date and with respect to any Person, the consolidated shareholders' equity of such Person, less the amount of shareholders' equity attributable to (i) Redeemable Capital Stock or treasury stock of such Person and its Restricted Subsidiaries (or, in the case of the Bank, a Surviving Entity or the Pledged Subsidiary resulting from a merger, such Person and its Subsidiaries), determined on a consolidated basis in accordance with GAAP, and (ii) in the case of the Trust, extraordinary gains and any gains resulting from the sale, transfer or other disposition of Partnership Units, other than Partnership Units that are acquired after the date of the Indenture as a result of contributing real property to Saul Holdings Partnership.

  "Consolidated Tax Subsidiary" means any Subsidiary of any Person that joins with such Person in the filing of a consolidated federal income tax return.

  "Currency Agreements" means any spot or forward foreign exchange agreements and currency swap, currency option or other similar financial agreements or arrangements entered into by the Trust or any of its Restricted Subsidiaries and designed to protect against or manage exposure to fluctuations in foreign currency exchange rates.

  "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

  "Disinterested Trustee" means, with respect to any transaction or series of related transactions, a member of the Board of Trustees of the Trust or a member of the board of directors of any successor corporation who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "Exchange Notes" means the notes issued pursuant to the Exchange Offer.

  "Exchange Offer" means an offer by the Trust to exchange the Notes for notes registered under the Securities Act, with terms identical to the Notes (except such notes will not contain (i) transfer restrictions or (ii) certain provisions relating to the increase in the interest rate of such notes).

  "Fair Market Value" means the fair market value of property as determined in good faith by the Board of Trustees, whose determination shall be conclusive in all circumstances, net of attorney's fees, accountant's fees and brokerage, consulting, underwriting and other fees and expenses actually incurred in connection with a transaction and net of taxes paid or payable by the Trust as a result thereof.

  "Generally Accepted Accounting Principles" or "GAAP" means, generally accepted accounting principles in the United States, consistently applied.

  "Guaranteed Indebtedness" of any Person means, without duplication, all Indebtedness of any other Person guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (iii) to supply funds to, or in any other manner invest in, the debtor (including any agreement to pay for property or services without requiring that such property be received or such services be rendered), (iv) to maintain working capital or equity capital of the debtor, or otherwise to maintain the net worth, solvency or other financial condition of the debtor or
(v) otherwise to assure a creditor with respect to Indebtedness against loss; provided that the term "guarantee" shall not include endorsements for collection or deposit, in either case in the ordinary course of business.

  "Indebtedness" means, with respect to any Person, without duplication, (a) all liabilities of such Person for borrowed money (including overdrafts) or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities, and in connection with any agreement by such Person to make payment to purchase, redeem, exchange, convert or otherwise acquire for value any Capital Stock of such Person now or hereafter outstanding, (b) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, (c) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade payables arising in the ordinary course of business, (d) all Capitalized Lease Obligations of such Person, (e) all obligations of such Person under or in respect of Interest Rate Agreements or Currency Agreements, (f) all Indebtedness referred to in (but not excluded from) the preceding clauses (a) through (e) of other Persons and all dividends payable by other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or with respect to property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured), (g) all guarantees by such Person of Guaranteed Indebtedness, (h) all Redeemable Capital Stock of such Person valued at the greater of its book value and voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends, and (i) any amendment, supplement, modification, deferral, renewal, extension, refunding or refinancing of any liability of the types referred to in clauses (a) through (h) above. For purposes hereof, (x) the "maximum fixed repurchase price" of any Redeemable Capital Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which the amount of outstanding Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value shall be determined in good faith by the board of directors or similar governing body (or any duly authorized committee thereof) of the issuer of such Redeemable Capital Stock, and (y) Indebtedness is deemed to be incurred pursuant to a revolving credit facility or any other facility providing for partial advances each time an advance is made thereunder.

  "Interest Rate Agreements" means any interest rate protection agreements and other types of interest rate hedging agreements (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements) designed to protect against or manage exposure to fluctuations in interest rates.

  "Investment" means, with respect to any Person, any direct or indirect advance, loan, guarantee or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase, acquisition or ownership by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued or owned by, any other Person and all other items that would be classified as investments on a balance sheet prepared in accordance with GAAP. "Investments" shall exclude (i) extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and (ii) advances to customers in the ordinary course of business that are (x) recorded as accounts receivable on the balance sheet of the Trust or its Restricted Subsidiaries or (y) after the Substitution credit card receivables, home equity loan receivables, automobile loans, leases or installment sales contracts, other consumer receivables, mortgage loans or mortgage notes owned by a Restricted Subsidiary of the New Obligor.

  "Lien" means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired. A Person shall be deemed to own subject to a Lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

  "Management Agreements" means (a) the Amended and Restated Commercial Property Leasing and Management Agreement dated as of October 1, 1982, as amended, between the Trust and Franklin Property Company relating to the leasing and management of real property owned by the Trust and its subsidiaries (other than the Bank and its Subsidiaries) other than their hotel properties, and (b) any written hotel management agreement between a subsidiary of the Trust and Franklin Property Company relating to the management of such hotel properties entered into in the ordinary course of business and consistent with past practice, in each case as further amended or modified in accordance with the terms of the Indenture.

  "Margin Securities" means "margin stock" as defined in Regulation G (12 C.F.R. Section 207, as amended) of the Board of Governors of the Federal Reserve System prior to April 1, 1998 and, on and after April 1, 1998, means "Margin Stock" as defined in Regulation U (12 C.F.R. Section 221.2, as amended, or any successor provision); provided that the term "Margin Securities" shall not include the securities of an Affiliate of the Trust, other than common stock of Saul Centers, Inc. and the common stock of Persons less than 20% of the outstanding common stock of which is held by the Trust or its Affiliates.

  "Material Subsidiary" means, at any particular time, (i) any Restricted Subsidiary of the Trust that, together with the Restricted Subsidiaries of such Restricted Subsidiary, (a) accounted for more than 10% of the consolidated revenues or earnings of the Trust and its Restricted Subsidiaries for the most recently completed fiscal year of the Trust, (b) was the owner of more than 10% of the consolidated assets of the Trust and its Restricted Subsidiaries as of the end of such fiscal year (in the case of clause (a) or clause (b) as shown on the consolidated financial statements of the Trust and its Restricted Subsidiaries for such fiscal year) or (c) was organized or acquired since the end of such fiscal year and would have been a Material Subsidiary if it had been owned during such fiscal year, and (ii) the Bank.

  "Maturity" means, with respect to any Note, the date on which any principal of such Note becomes due and payable as therein or herein provided, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

  "Moody's" means Moody's Investors Service, Inc. and its successors.

  "Nonrecourse Indebtedness" means Indebtedness incurred by any Restricted Subsidiary of the Trust as to which, under the terms thereof (except with respect to fraud, willful misconduct, intentional misrepresentation, misapplication of funds, waste and undertakings with respect to environmental matters), (i) neither the Trust nor any other Restricted Subsidiary of the Trust provides credit support or is directly or indirectly liable for such Indebtedness, (ii) enforcement of obligations on such Indebtedness is limited only to recourse against interests in specified assets and properties owned by such Restricted Subsidiary (the "Subject Assets"), accounts, rents, revenues and proceeds arising therefrom, and rights under purchase agreements or other agreements relating to such Subject Assets and (iii) no default with respect to such Indebtedness would permit (upon notice, lapse of time or both) any holder of other Indebtedness of the Bank or its Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

  "Operating Cash Flow Coverage Ratio" means, with respect to the Trust, at any date of determination, the ratio of (i) Cash Flow--Indenture to (ii) Consolidated Interest Expense.

  "OTS" means the Office of Thrift Supervision or any successor thereto.

  "Partnership Units" means limited partnership interests in Saul Holdings Partnership.

  "Permitted Holders" means the descendants of Bernard Francis Saul, any of their spouses or any Person controlled, directly or indirectly, or beneficially owned by such descendants or spouses.

  "Permitted Indebtedness" means any of the following:
    (a) Indebtedness of the Trust pursuant to the Notes;
    (b) Indebtedness of the Trust outstanding on the date of the Indenture (other than the Existing Notes);
    (c) obligations of the Trust pursuant to Interest Rate Agreements designed to protect the Trust against fluctuations in interest rates in respect of Indebtedness of the Trust, which obligations do not exceed the aggregate principal amount of such Indebtedness;
    (d) Indebtedness of the Trust consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets;
    (e) Indebtedness of the Trust that, together with any other outstanding Indebtedness incurred pursuant to clause (d) of the definition of "Permitted Subsidiary Indebtedness," has an aggregate principal amount outstanding at any one time, without duplication, not in excess of the sum of $80,000,000 plus 50% of the increase in Consolidated Net Worth of the Trust from October 1, 1997;
    (f) Indebtedness of the Trust consisting of guarantees under the Reimbursement Agreement that, together with any other guarantees of Indebtedness incurred pursuant to clause (g) of the definition of "Permitted Subsidiary Indebtedness," do not exceed an aggregate amount (without duplication) of $150,000,000 outstanding at any one time;
    (g) Indebtedness of the Trust to any of its Wholly Owned Restricted Subsidiaries, except that any transfer of such Indebtedness by any such Subsidiary (other than to another such Subsidiary) will be deemed to be an incurrence of Indebtedness by the Trust; provided that such Indebtedness is subordinated in right of payment from and after such time as the Notes shall become due and payable (whether at Stated Maturity, acceleration or otherwise) to payment of the Notes;
    (h) obligations of the Trust under the Capital Maintenance Agreement; provided, however, that this clause (h) is not intended to include any Indebtedness incurred by the Trust in connection with complying with its obligations pursuant to such agreement; and
    (i) any renewals, extensions, substitutions, refinancings or replacements and any successive refinancings (each, for purposes of this clause (i), a "refinancing") by the Trust of any Indebtedness of the Trust referred to in clauses (b) or (e) of this definition and any Indebtedness of the Trust incurred in accordance with the "Limitation on Indebtedness" covenant (other than Permitted Indebtedness), so long as (i) any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced, plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness being so refinanced or the amount of any premium reasonably determined by the Trust as necessary to accomplish such refinancing through means of a tender offer or privately negotiated transaction (it being understood that any sales of the Retail Notes will be considered a refinancing thereof to the extent that the total principal amount of Retail Notes outstanding at any one time does not exceed the principal amount thereof outstanding on the date of the Indenture), (ii) in the case of any refinancing of Indebtedness that is Subordinated Indebtedness, (A) such new Indebtedness is made subordinate to the Notes at least to the same extent as the Subordinated Indebtedness being refinanced and (B) such new Indebtedness has an Average Life to Stated Maturity and final Stated Maturity of principal that exceeds the Average Life to Stated Maturity and final Stated Maturity of the Subordinated Indebtedness being refinanced); and (iii) in the case of any refinancing of Trust Nonrecourse Indebtedness, such new Indebtedness is made nonrecourse to the same extent as the Indebtedness refinanced; provided that for purposes of determining whether additional Indebtedness can be incurred pursuant to clause (e) above or clauses (d) and (e) of the definition of "Permitted Subsidiary Indebtedness," any refinancing of Indebtedness initially incurred pursuant to such clause (e) of this definition and refinanced under this clause (i), or any further refinancing thereof, will be considered to be outstanding under clause (e) of this definition of "Permitted Indebtedness."

  "Permitted Investment" means any Investment (i) in Cash Equivalents, (ii) of up to $10,000,000 in Wholly Owned Restricted Subsidiaries, (iii) of up to $50,000,000 in cash in Single Asset Subsidiaries, (iv) in consideration received, not constituting Cash Equivalents, pursuant to an Asset Sale made in compliance with the covenant described under the caption "Limitation on Sale of Assets" in an aggregate amount of up to 25% of the consideration received with respect to such Asset Sale, (v) in or by the Bank or its Subsidiaries,
(vi) permitted by the "Restriction on Transfer of Assets to Subsidiaries" covenant, (vii) constituting cash advances on an intercompany open account basis (A) from the Trust to its Restricted Subsidiaries required for working capital, the payment of interest and premium, if any, on and principal of any Indebtedness, expenditures for maintenance and capital improvements, and other operating expenses, to the extent Restricted Subsidiaries have advanced cash to the Trust or (B) from any Restricted Subsidiary to the Trust, of excess cash on hand from time to time, in each case made in the ordinary course of business and consistent with past practice or (viii) in any Wholly Owned Restricted Subsidiary of the Trust resulting from the acquisition of such Subsidiary for Qualified Capital Stock of the Trust, such Subsidiary at the time of such acquisition owning Qualified Capital Stock of the Bank and having no other assets in excess of $1 million and no operations.

  "Permitted Subsidiary Indebtedness" means any of the following:

    (a) Indebtedness of any Restricted Subsidiary outstanding on the date of the Indenture;

    (b) obligations of any Restricted Subsidiary pursuant to Interest Rate Agreements designed to protect such Restricted Subsidiary against fluctuations in interest rates in respect of Indebtedness of such Restricted Subsidiary, which obligations do not exceed the aggregate principal amount of such Indebtedness;

    (c) Indebtedness of any Restricted Subsidiary of the Trust consisting of guaranties, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets;

    (d) Indebtedness of any Restricted Subsidiary that, together with any other outstanding Indebtedness incurred pursuant to clause (e) of the definition of "Permitted Indebtedness," has an aggregate principal amount outstanding at any one time, without duplication, not in excess of the sum of $80,000,000 plus 50% of the increase in Consolidated Net Worth of the Trust from October 1, 1997;

    (e) Nonrecourse Indebtedness of any Restricted Subsidiary which, together with any other outstanding Indebtedness incurred pursuant to clause (d) above and clause (e) of the definition of "Permitted Indebtedness," has an aggregate principal amount outstanding at any one time not in excess of the sum of $225,000,000 plus 50% of the increase in Consolidated Net Worth of the Trust from October 1, 1997; provided, however, that notwithstanding the definition of Nonrecourse Indebtedness, an aggregate principal amount of Indebtedness permitted by this clause (e) of up to the sum of $100,000,000 plus 50% of the increase in Consolidated Net Worth of the Trust from October 1, 1997 may be incurred without regard to clause (ii) of the definition of Nonrecourse Indebtedness and without regard to any indirect credit support or direct or indirect liability of any Restricted Subsidiary by way of any cross-collateralization of assets;

    (f) Indebtedness of any Wholly Owned Restricted Subsidiary (other than the Bank and its Subsidiaries) to the Trust, to the extent permitted by the "Limitation on Restricted Payments" covenant, except that any transfer of any such Indebtedness by the Trust to any other Person shall be deemed to be an incurrence of Indebtedness by such Restricted Subsidiary;

    (g) Indebtedness of Restricted Subsidiaries consisting of guarantees under the Reimbursement Agreement that, together with any other guarantees of Indebtedness incurred pursuant to clause (f) of the definition of "Permitted Indebtedness," do not exceed an aggregate amount (without duplication) of $150,000,000 at any one time outstanding; and

    (h) any renewals, extensions, substitutions, refinancings or replacements and any successive refinancings (each, for purposes of this clause (h) a "refinancing") by any Restricted Subsidiary of any Indebtedness of such Restricted Subsidiary referred to in clauses (a), (d) and (e) of this definition, so long as (i) any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced, plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness being so refinanced or the amount of any premium reasonably determined by such Restricted Subsidiary as necessary to accomplish such refinancing through means of a tender offer or privately negotiated transaction (it being understood that any borrowings under lines of credit will be considered a refinancing thereof to the extent that the total principal amount outstanding thereunder at any one time does not exceed the principal amount thereof outstanding on the date of the Indenture), and (ii) in the case of any refinancing of Nonrecourse Indebtedness, such new Indebtedness is Nonrecourse Indebtedness; provided that for purposes of determining whether additional Indebtedness can be incurred pursuant to clauses (d) and (e) of this definition or clause (e) of the definition of "Permitted Indebtedness," any refinancing of Indebtedness initially incurred pursuant to such clauses (d) and (e) of this definition and refinanced under this clause (h), or any further refinancing thereof, will be considered to be outstanding under clause (d) or (e) of this definition, as the case may be.

  "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

  "PIK Preferred Stock" means any and all payment-in-kind Preferred Stock issued in lieu of cash dividends on the 13% Preferred Stock or in lieu of cash dividends on such payment-in-kind Preferred Stock.

  "Preferred Stock" means, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated) of such Person's preferred or preference stock or other equity interests having a preference as to dividends or other distributions or on liquidation, whether now outstanding or issued after the Closing Date, and including, without limitation, all classes and series of preferred or preference stock of such Person.

  "Qualified Capital Stock" of any Person means any and all Capital Stock of such Person other than Redeemable Capital Stock.

  "Real Estate Property" means (i) real property, (ii) a building or group of related buildings or (iii) real property upon which is located a building or group of related buildings.

  "Redeemable Capital Stock" means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to the final Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity at the option of the holder thereof.

  "Registration Rights Agreement" means the registration rights agreement between the Trust and the Initial Purchasers, dated as of March 25, 1998, between the Trust and the Initial Purchasers.

  "Regulatory Capital Requirements" means the minimum amount of capital required for the Bank (i) to meet each capital ratio necessary for the Bank to be classified as an "adequately capitalized" savings association pursuant to 12 U.S.C. Section 1831o and 12 C.F.R. Section 565 (and any amendment to either thereof) or any successor law or regulation and (ii) to meet (x) each of the industry-wide regulatory capital requirements applicable to the Bank pursuant to 12 U.S.C. Section 1464(t) and 12 C.F.R. Section 567 (and any amendment to either thereof) or any successor law or regulation, or (y) such higher amount of capital as the Bank, individually, is required to maintain in order to meet any individual minimum capital standard applicable to the Bank pursuant to 12 U.S.C. Section 1464(s) and 12 C.F.R. Section 567.3 (and any amendment to either such Section) or any successor law or regulation.

  "Reimbursement Agreement" means the Third Amended and Restated Reimbursement Agreement dated as of October 1, 1997 among Saul Holdings Partnership and its subsidiary partnerships, the Trust and certain of its Restricted Subsidiaries and affiliates, as such agreement may be further amended, restated or supplemented; provided that the aggregate amount of the contingent reimbursement obligations assumed by the Trust and its Restricted Subsidiaries outstanding at any time under this agreement shall not exceed the aggregate amount of $150,000,000.

  "Restricted Subsidiary" means the Bank and its Subsidiaries, the New Obligor and any other Subsidiary of the Trust that is not an Unrestricted Subsidiary.

  "Retail Notes" means the unsecured notes of the Trust sold from time to time at varying interest rates with maturities of one to ten years.

  "S&P" means Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. and its successors.

  "Saul Holdings Partnership" means Saul Holdings Limited Partnership, a Maryland limited partnership.

  "Securities Act" means the Securities Act of 1933, as amended.

  "Securitization Entity" means any pooling arrangement or entity (except for any entity in corporate or partnership form) formed or originated for the purpose of holding, and issuing securities representing interests in, one or more pools of mortgages, leases, credit card receivables, home equity loan receivables, automobile loans, leases or installment sales contracts, other consumer receivables or other financial assets of the Bank or any Subsidiary of the Bank, and shall include, without limitation, any grantor trust, owner trust or real estate mortgage investment conduit or Financial Asset Securitization Investment Trust ("FASIT").

  "Series B Preferred Stock" means the Bank's noncumulative Preferred Stock, Series B, issuable in exchange for the preferred stock of CCPCC outstanding on the date of the Indenture.

  "Single Asset Subsidiary" means any Wholly Owned Restricted Subsidiary of the Trust that owns no more than one Real Estate Property and owns no Investments other than those permitted to such Subsidiary by the "Limitation on Restricted Subsidiaries" covenant.

  "Stated Maturity" means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable, and, when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or any installment of interest thereon, is due and payable.

  "Subordinated Indebtedness" means Indebtedness of the Trust that is expressly, by the terms of the instrument creating or evidencing such Indebtedness, subordinated in right of payment to the Notes.

  "Subsidiary" with respect to any Person, means any other Person a majority of the equity ownership or majority of the Voting Stock of which is at the time owned, directly or indirectly, by such Person, or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person.

  "Substitution Date" means the date that the New Obligor assumes the obligations of the Trust under the Indenture and the Notes (as amended as described in "--Certain Covenants of New Obligor") and becomes the direct holder of the outstanding common stock and Voting Stock of the Bank owned by the Trust, all in accordance with the provisions of the Indenture.

  "Tax Sharing Agreement" means (i) the Tax Sharing Agreement dated June 28, 1990, as amended, between the Trust and other members of the affiliated group of corporations joining with the Trust in the filing of a consolidated federal income tax return (the "Affiliated Group"), as such Tax Sharing Agreement may be further amended or modified from time to time, provided that (A) such further amendments or modifications reflect only the addition or deletion of parties to such Tax Sharing Agreement, legislative, judicial or administrative changes in the provisions, rules, application or effect of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated under the Code (the "Regulations") or applicable state law, or amendments or modifications, requested, required or approved by the OTS and (B) any such further modification or amendment is approved by the OTS, to the extent such approval is required by the rules and regulations of the OTS, and (ii) any other tax sharing agreement to which the Trust or any Consolidated Tax Subsidiaries may become a party, provided that such other tax sharing agreement (A) consistently reflects the applicable tax liabilities of, and the benefit of the use of losses, deductions, credits and other tax attributes by, the Trust and the other members of the Affiliated Group pursuant to the Code, the Regulations and applicable state law (except as otherwise may be requested, required or approved by the OTS or required for compliance with any guidelines, orders or other authority issued by the OTS) and (B) is approved by the OTS, to the extent such approval is required by the rules and regulations of the OTS, and provided further that the Trust shall have received an opinion of independent counsel to the Trust or of a nationally recognized accounting firm to the effect that such other tax sharing agreement satisfies the condition in subclause (A) of the first proviso of this clause (ii) and that such other tax sharing agreement is not materially less beneficial to the Bank or the Trust, unless, with respect to the Trust, otherwise required by the OTS, than the tax sharing agreement described in clause (i).

  "Tax Sharing Payment" means any payment made pursuant to the Tax Sharing Agreement.

  "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the date fixed for repayment (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the then remaining term to April 1, 2003; provided, however, that if the then remaining term to April 1, 2003 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then remaining term to April 1, 2003 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

  "13% Preferred Stock" means the 3,000,000 shares of the 13% Noncumulative Perpetual Preferred Stock, Series A of the Bank.

  "Trust Nonrecourse Indebtedness" means Indebtedness of the Trust as to which, subject to exceptions for fraud and certain environmental violations,
(i) the sole recourse for collection of principal, interest and premium with respect to such Indebtedness is against the specific property or assets identified in the instruments evidencing or securing such Indebtedness, (ii) no other property or assets may be realized upon in collection of principal, interest or premium of such Indebtedness, (iii) other than as provided in clause (i) or (ii), the Trust does not provide credit support and is not directly or indirectly liable for such Indebtedness and (iv) no default with respect to such Indebtedness would permit (upon notice, lapse of time or both) any holder of other Indebtedness of the Trust or any Restricted Subsidiary of the Trust to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

  "Unrestricted Subsidiary" means (i) any Subsidiary of the Trust that at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Trustees as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Trustees may designate (a "Designation") any Subsidiary of the Trust (other than the Bank or any of its Subsidiaries, the New Obligor (prior to the Substitution) or a Subsidiary that owns any Capital Stock of, or owns, or holds any Lien on, any property of the Trust or any other Restricted Subsidiary of the Trust that is not a Subsidiary of the Subsidiary to be so designated) to be an Unrestricted Subsidiary if: (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation; and (b) the Trust could make an Investment in such Unrestricted Subsidiary at the time of such Designation (assuming the effectiveness thereof) in an amount (the "Designation Amount") equal to the Fair Market Value of the Capital Stock of such Subsidiary on such date. In the event of any such Designation, the Trust shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the "Limitation on Restricted Payments" covenant for all purposes of the Indenture in the Designation Amount. The Board of Directors may revoke (a "Revocation") any Designation of a Subsidiary as an Unrestricted Subsidiary if: (a) no Default or Event or Default shall have occurred and be continuing at the time of and after giving effect to such Revocation; and (b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred under the Indenture. Any Designation or Revocation must be evidenced by a Board Resolution certifying compliance with the foregoing provisions.

  "U.S. Government Obligations" means securities that are (x) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (y) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

  "U.S. Government Securities" means any evidence of Indebtedness with an initial maturity of 180 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof) and in which an interest may be acquired by book-entry pursuant to the regulations of the U.S. Department of the Treasury and the rules and procedures of the Federal Reserve System for U.S. Treasury Securities.

  "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have (i) in respect of a corporation, the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such corporation (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency) and
(ii) in respect of the Trust, the general voting power under ordinary circumstances to elect the Board of Trustees or other governing board of the Trust (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

  "Wholly Owned Restricted Subsidiary" means a Restricted Subsidiary of the Trust all the outstanding Capital Stock (other than directors' qualifying shares) of which is owned by the Trust, by one or more other Wholly Owned Restricted Subsidiaries, or by the Trust and one or more other Wholly Owned Restricted Subsidiaries.

  "Wholly Owned Subsidiary" means a Subsidiary of a Person all the outstanding Capital Stock (other than directors' qualifying shares) of which is owned by such Person, by one or more Wholly Owned Subsidiaries of such Person, or by such Person and one or more other Wholly Owned Subsidiaries of such Person.

CERTAIN COVENANTS OF NEW OBLIGOR

  Upon consummation of the Substitution and pursuant to the supplemental indenture to be entered into by the New Obligor, the Trustee and the Trust in connection therewith, all references in the Indenture and the Notes to the "Trust" will be read to be references to the "New Obligor." Additionally, the "Limitation on Restricted

Subsidiaries" covenant and the definitions of "Advisory Fees," "Disinterested Trustee," "Management Agreements," "Nonrecourse Indebtedness," "Permitted Subsidiary Indebtedness," "Real Estate Property," "Reimbursement Agreement," "Retail Notes" and "Single Asset Subsidiary" will be deleted in their entirety. Definitions of "Current Interest Loan," "Disinterested Director" and "Pledged Subsidiary" will be added and the "Limitation on Indebtedness," the "Limitation on Restricted Payments," the "Limitation on Issuances and Sales of Capital Stock of Restricted Subsidiaries," the "Limitation on Transactions with Affiliates," the "Restriction on Transfer of Assets to Subsidiaries," the "Limitation on Sale of Asset" and the "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenants and the definitions of "Asset Sale," "Cash Flow--Indenture," "Permitted Indebtedness," "Permitted Investment" and "Restricted Subsidiary" will be amended and restated in their entirety to read as follows:

  Limitation on Indebtedness. The New Obligor will not, and will not permit any Restricted Subsidiary (other than the Bank and its Subsidiaries) to, create, issue, assume, guarantee or otherwise in any other manner become directly or indirectly liable for the payment of, or otherwise incur (collectively, "incur"), any Indebtedness (including any Acquired Indebtedness), other than Permitted Indebtedness, unless at the time of such incurrence the New Obligor's Operating Cash Flow Coverage Ratio for the four full fiscal quarters immediately preceding the incurrence of such Indebtedness (or, if the period since the Substitution Date is less than four fiscal quarters, such shorter period on an annualized basis; provided that in no event will such shorter period be less than one fiscal quarter), taken as one period and after giving pro forma effect to (i) the incurrence of such Indebtedness (and all other Indebtedness incurred by the New Obligor and its Restricted Subsidiaries since the end of the most recently completed fiscal quarter of the New Obligor preceding the date of determination) and (if applicable) the application of the net proceeds therefrom (and from any such other Indebtedness), including to refinance other Indebtedness, as if such Indebtedness (and any such other Indebtedness) had been incurred on the first day of such four-quarter period (or, if the period since the Substitution Date is less than four fiscal quarters, the first day of such shorter period) and
(ii) the acquisition (whether by purchase, merger or otherwise) or disposition (whether by sale, merger or otherwise) of any company, entity or business acquired or disposed of by the New Obligor or its Restricted Subsidiaries, as the case may be, since the first day of such four quarter period (or, if the period since the Substitution Date is less than four fiscal quarters, the first day of such shorter period), as if such acquisition or disposition occurred on the first day of such four quarter period (or, if the period since the Substitution Date is less than four fiscal quarters, the first day of such shorter period), would have been greater than or equal to (x) 2.0 to 1.0 prior to April 1, 1999, (y) 2.25 to 1.0 on and after April 1, 1999 and prior to April 1, 2000 and (z) 2.50 to 1.0 thereafter.

  Limitation on Restricted Payments. (a) The New Obligor will not, and will not permit any Restricted Subsidiary to, directly or indirectly, take any of the following actions:

    (i) declare or pay any dividend on, or make any distribution to holders of, any shares of the Capital Stock of the New Obligor (other than dividends or distributions payable solely in shares of the Qualified Capital Stock of the New Obligor or in options, warrants or other rights to acquire such shares of Qualified Capital Stock);

    (ii) purchase, redeem or otherwise acquire or retire for value, directly or indirectly, any Capital Stock of the New Obligor or any direct or indirect parent of the New Obligor or any options, warrants or other rights to acquire such Capital Stock;

    (iii) declare or pay any dividend on, or make any distribution to holders of, any Capital Stock of any Restricted Subsidiary (other than with respect to (A) any such Capital Stock held by the New Obligor or any of its Wholly Owned Restricted Subsidiaries or (B) any such Capital Stock of the Bank or any of its Subsidiaries) or purchase, redeem or otherwise acquire or retire for value, any Capital Stock of any Subsidiary of the New Obligor (other than (A) any such Capital Stock of any Wholly Owned Restricted Subsidiary (other than the Bank and its Subsidiaries), (B) any Capital Stock held by the Bank or its Subsidiaries of any of their Subsidiaries or (C) any Capital Stock of any Securitization Entity that is a Subsidiary of the
  Bank);

    (iv) make any principal payment on or repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, scheduled sinking fund payment or maturity, any Subordinated Indebtedness;

    (v) incur, create or assume any guarantee of Indebtedness of any Affiliate of the New Obligor (other than with respect to (A) guarantees of Indebtedness of any Wholly Owned Restricted Subsidiaries of the New Obligor by the New Obligor or by any Restricted Subsidiary (other than by the Bank or any of its Subsidiaries), (B) guarantees of Indebtedness of the Bank or any of its Subsidiaries by another Subsidiary of the Bank or any guarantee by the Bank of Indebtedness of any of its Subsidiaries, (C) guarantees of Indebtedness of the New Obligor by any Restricted Subsidiary (other than the Bank and its Subsidiaries) or (D) guarantees of Indebtedness of the Bank or its Subsidiaries by any Affiliate of the New Obligor); or

    (vi) make any Investment in any Person

(each of the foregoing actions described in (but not excluded from) clauses
(i) through (vi), other than any such action that is a Permitted Payment (as defined below), is referred to herein as a "Restricted Payment"), provided that such Restricted Payments may be made by the New Obligor or any Restricted Subsidiary (other than the Bank and its Subsidiaries) if, after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, as determined in good faith by the Board of Directors of the New Obligor, whose determination shall be conclusive and evidenced by a Board Resolution), (1) no Default or Event of Default shall have occurred and be continuing and (2) the aggregate amount of all such Restricted Payments declared or made after the date of the Indenture shall not exceed the sum (without duplication) of:

    (A) 50% of the aggregate Consolidated Net Income (Loss) of the New Obligor accrued on a cumulative basis during the period beginning on the Substitution Date and ending on the last day of the New Obligor's last fiscal quarter ending prior to the Interest Payment Date immediately preceding the date of such proposed Restricted Payment (or, if such Consolidated Net Income (Loss) shall be a loss, minus 100% of such loss);

    (B) the aggregate net cash proceeds received after the Substitution Date by the New Obligor from the issuance or sale (other than to any of its Subsidiaries) of shares of Qualified Capital Stock of the New Obligor or warrants, options or rights to purchase shares of such Qualified Capital Stock of the New Obligor;

    (C) the aggregate net cash proceeds received after the Substitution Date by the New Obligor as capital contributions;

    (D) the aggregate net cash proceeds received after the Substitution Date by the New Obligor (other than from any of its Subsidiaries) upon the exercise of options, warrants or rights to purchase shares of Qualified Capital Stock of the New Obligor;

    (E) the aggregate net cash proceeds received after the Substitution Date by the New Obligor from the issuance or sale (other than to any of its Subsidiaries) of debt securities that have been converted into or exchanged for Qualified Capital Stock of the New Obligor, together with the aggregate net cash proceeds received by the New Obligor at the time of such conversion or exchange; and

    (F) the sum of (i) the Available Amount on the Substitution Date, if any, and (ii) $7.5 million;

provided that the provisions of paragraph (a) will not restrict the payment of any dividend within 60 days after the date of declaration thereof if, at such date of declaration, such declaration and payment were permitted by the provisions of paragraph (a).

  (b) Notwithstanding paragraph (a) above, the New Obligor and its Restricted Subsidiaries may take the following actions (each a "Permitted Payment") so long as (other than with respect to (1) clause (v) below to the extent such exchange is required by the OTS and (2) clause (viii) below with respect to the Investment of funds by the Bank and its Subsidiaries in the normal course of business) no Default or Event of Default shall have occurred and be continuing:

    (i) the purchase, redemption or other acquisition or retirement for value of any shares of Capital Stock of the New Obligor, in exchange for, or out of the net cash proceeds of, a substantially concurrent issuance and sale (other than to any of its Subsidiaries) of shares of Qualified Capital Stock of the New Obligor;

    (ii) (A) the repurchase, redemption, defeasance or other acquisition or retirement for value by the Bank of the 13% Preferred Stock or the Series B Preferred Stock, in exchange for, or out of the net cash proceeds of, a substantially concurrent issuance and sale (other than to a Subsidiary of the New Obligor) of, shares of Qualified Capital Stock of the Bank or out of the net cash proceeds of a substantially concurrent incurrence (other than to a Subsidiary of the New Obligor) of new Indebtedness of the Bank which has no Stated Maturity of principal (or any required repurchase, redemption, defeasance or sinking fund payments, other than as a result of a change of control provision similar to the Notes) on or prior to the final Stated Maturity of principal of the Notes or (B) the acquisition by an Affiliate of the Bank of the 13% Preferred Stock or the Series B Preferred Stock (and the contribution thereof to the Bank for retirement and cancellation) with the proceeds of a cash distribution from the Bank out of the net cash proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary of the New Obligor) of shares of Qualified Capital Stock of the Bank or out of the net cash proceeds of a substantially concurrent incurrence (other than to a Subsidiary of the New Obligor) of new Indebtedness of the Bank which has no Stated Maturity of principal (or any required repurchase, redemption, defeasance or sinking fund payments, other than as a result of a change of control provision similar to the Notes) on or prior to the final Stated Maturity of principal of the Notes; provided that, after giving effect to such issuance and sale or such incurrence and repurchase, redemption, defeasance or other acquisition or retirement, or such acquisition and contribution and distribution, the Bank has (i) a leverage (core) capital ratio equal to or in excess of 5.5%, (ii) a tier 1 risk-based capital ratio equal to or in excess of 6.5% and (iii) a total risk-based capital ratio equal to or in excess of 11%, as such ratios are calculated in accordance with 12 C.F.R.
  Section 567 or any successor law or regulation;

    (iii) the repurchase, redemption, defeasance or other acquisition or retirement for value by the Bank or any of its Subsidiaries of Preferred Stock of the Bank or its Subsidiaries (other than the 13% Preferred Stock and the Series B Preferred Stock); provided that, after giving effect to such repurchase, redemption, defeasance or other acquisition or retirement, the Bank has (i) a leverage (core) capital ratio equal to or in excess of 5.5%, (ii) a tier 1 risk-based capital ratio equal to or in excess of 6.5% and (iii) a total risk-based capital ratio equal to or in excess of 11%, as such ratios are calculated in accordance with 12 C.F.R. Section 567 or any successor law or regulation;

    (iv) the redemption by the Bank of any of the PIK Preferred Stock;

    (v) the exchange of the CCPCC Preferred Stock for the Series B Preferred Stock;

    (vi) the purchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness (other than Redeemable Capital Stock) in exchange for or out of the net cash proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary of the New Obligor) of shares of Qualified Capital Stock of the New Obligor;

    (vii) the repurchase of any Subordinated Indebtedness at a purchase price not greater than 101% of the principal amount of such Subordinated Indebtedness in the event of a Change of Control pursuant to a provision similar to the "Purchase of Notes upon a Change of Control" covenant; provided that prior to such repurchase the New Obligor has made the Change of Control Offer as provided in such covenant with respect to the Notes and has repurchased all Notes validly tendered for payment in connection with such Change of Control Offer;

    (viii) Permitted Investments;

    (ix) the transfer or distribution to the New Obligor or a Wholly Owned Restricted Subsidiary of the New Obligor (other than the Bank and its Subsidiaries) of all of the Capital Stock of one and only one Subsidiary of the Bank (such Subsidiary or, in the event such Subsidiary is merged with and into such Wholly Owned Restricted Subsidiary, such Wholly Owned Restricted Subsidiary, is referred to as the "Pledged Subsidiary"); provided that (1) the Fair Market Value of the equity of the Pledged Subsidiary is not in excess of 5% of the sum of (A) the Fair Market Value of the equity of such Subsidiary and (B) the Fair Market Value of the Qualified Capital Stock of the Bank owned by the New Obligor at the time of such transfer, (2) at the time of such distribution the Trustee receives a first priority lien on and security interest in the Capital Stock of the Pledged Subsidiary, (3) any Indebtedness incurred in connection with, or in contemplation of such transfer or distribution will not exceed the greater of (x) $10,000,000 or (y) 80% of the Fair Market Value of the equity of the Pledged Subsidiary, (4) the New Obligor will not, and will not permit the Pledged Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any kind of Lien on or with respect to the property or assets of such Pledged Subsidiary or any income, profits or proceeds therefrom other than a Lien in favor of the Bank or a Lien with respect to Indebtedness incurred pursuant to clauses (d) and (j) of the definition of Permitted Indebtedness (which Liens will be permitted notwithstanding the "Limitation on Liens" covenant), (5) the Pledged Subsidiary will not have at the time of such transfer or thereafter any Subsidiaries, and (6) the Pledged Subsidiary will not make loans to or Investments in any Affiliate of the New Obligor (other than the Bank and except as otherwise permitted by clause (a)(ii) of the "Transactions with Affiliates" covenant) or make any distributions on or with respect to, or redeem, its Capital Stock; provided that the merger permitted by this clause (ix) will not be a change in Collateral requiring an amendment or consent under the Indenture so long as the Consolidated Net Worth of the resulting entity is not less than that of the Subsidiary distributed by the Bank;

    (x) the purchase, redemption or other acquisition or retirement for value, directly or indirectly, of any shares of Qualified Capital Stock of the Bank (other than Preferred Stock) by the Bank;

    (xi) the making of a Current Interest Loan pursuant to clause (f) of the definition of Permitted Indebtedness and the repayment of any such Current Interest Loan so long as at the time of such repayment (a) the New Obligor has paid the interest on the Notes for the two consecutive Interest Payment Dates immediately preceding such repayment and (b) during such period the New Obligor has incurred no additional Indebtedness pursuant to clause (f) of the definition of Permitted Indebtedness; provided, further, that until such time as all Current Interest Loans have been repaid, the New Obligor will not be permitted to make any Restricted Payment in cash pursuant to clause (a)(i) of this "Limitation on Restricted Payments" covenant; provided that repayments of Current Interest Loans may only be made pursuant to the conditions in this clause (b)(xi);

    (xii) the making and repayment of any loan from the Pledged Subsidiary pursuant to clause (k) of the definition of "Permitted Indebtedness"; and

    (xiii) the repurchase, redemption or other acquisition or retirement for value of Subordinated Indebtedness (other than Redeemable Capital Stock), in exchange for, or out of the net cash proceeds of a substantially concurrent issue and sale (other than to a Subsidiary) of new Subordinated Indebtedness of the New Obligor (such a transaction, a "refinancing"); provided that any such new Indebtedness of the New Obligor (A) shall be in a principal amount that does not exceed an amount equal to the sum of (1) 101% of an amount equal to the principal amount so refinanced less any discount from the face amount of the Indebtedness to be refinanced expected to be deducted from the amount payable to the holders of such Indebtedness in connection with such refinancing, (2) the amount of any premium expected to be paid in connection with such refinancing pursuant to the terms of the Subordinated Indebtedness refinanced or the amount of any premium reasonably determined by the New Obligor as necessary to accomplish such refinancing by means of a tender offer, privately negotiated repurchase or otherwise and (3) the amount of expenses of the New Obligor incurred in connection with such refinancing; provided further that for purposes of this clause (A), the principal amount of any Indebtedness shall be deemed to mean the principal amount thereof or, if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination; (B) (x) if such refinanced Subordinated Indebtedness has an Average Life to Stated Maturity shorter than that of the Notes or a final Stated Maturity earlier than the final Stated Maturity of the Notes, such new Indebtedness shall have an Average Life to Stated Maturity no shorter than the Average Life to Stated Maturity of such refinanced Indebtedness and a final Stated Maturity no earlier than the final Stated Maturity of such refinanced Indebtedness or (y) in all other cases, each Stated Maturity of principal (or any required repurchase, redemption or sinking fund payments) of such new Indebtedness shall be on or after the final Stated Maturity of principal of the Notes; and (C) is (x) made expressly subordinate to the Notes to substantially the same extent as the Subordinated Indebtedness being refinanced or (y) expressly subordinated to such refinanced Subordinated Indebtedness.

The actions described in clauses (i), (vi) and (vii) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph (b) but shall reduce the amount that would otherwise be available for Restricted Payments under clause (2) of paragraph (a) above to the extent, in the case of clauses (i) and (vi), the New Obligor receives net cash proceeds and applies them as described in such clauses (i) and (vi), and the actions described in clauses (ii), (iii), (iv), (v), (viii), (ix), (x),
(xi), (xii) and (xiii) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph and shall not reduce the amount that would otherwise be available for Restricted Payments under clause (2) of paragraph (a).

  Limitation on Issuances and Sales of Capital Stock of Restricted Subsidiaries. The New Obligor (i) will not permit any of its Restricted Subsidiaries (other than the Bank and its Subsidiaries) to issue any Capital Stock (other than to the New Obligor or a Wholly Owned Restricted Subsidiary of the New Obligor) and (ii) other than with respect to Capital Stock of the Bank and its Subsidiaries, will not permit any Person (other than the New Obligor or a Wholly Owned Restricted Subsidiary) to own any Capital Stock of any of its Restricted Subsidiaries; provided, however, that this covenant shall not prohibit (A) the issuance and sale of all, but not less than all, of the issued and outstanding Capital Stock of any Restricted Subsidiary owned by the New Obligor or any of its Restricted Subsidiaries in compliance with the other provisions of the Indenture or (B) the ownership by directors of director's qualifying shares or the ownership by foreign nationals of Capital Stock of any Restricted Subsidiary, to the extent mandated by applicable law; provided further, however, that the Bank will not, and will not permit any Subsidiary of the Bank to, create any class of common stock if such class of common stock provides for, or entitles any holder thereof to, the payment of dividends or distributions of any kind on any basis other than on a pro rata basis, consistent with the ownership interests of all the holders of the common stock of the Bank or of such Subsidiary, as the case may be, to the holders of all classes of common stock of the Bank or such Subsidiary, as the case may be.

  Limitation on Transactions with Affiliates. (a) The New Obligor will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the New Obligor (except that the Bank and any of its Subsidiaries may enter into any transaction or series of related transactions with any Subsidiary of the Bank and the New Obligor and any Wholly Owned Restricted Subsidiary of the New Obligor (other than the Bank and its Subsidiaries) may enter into any transaction or series of related transactions with any other Wholly Owned Restricted Subsidiary without limitation under this covenant) unless (1) such transaction or series of related transactions is in writing on terms that are no less favorable to the New Obligor or such Restricted Subsidiary of the New Obligor, as the case may be, than would be available in a comparable transaction in an arm's-length dealing with a Person that is not such an Affiliate or, in the absence of such a comparable transaction, on terms that in good faith would be offered to a Person that is not an Affiliate, (2) with respect to any transaction or series of related transactions in which the New Obligor and its Restricted Subsidiaries will receive or render value or incur obligations or make aggregate payments in excess of $5,000,000, the New Obligor delivers an Officers' Certificate to the Trustee certifying that such transaction or series of related transactions complies with clause (1) above and such transaction or series of related transactions has been approved by a majority of the Disinterested Directors of the Board of Directors of the New Obligor and (3) with respect to any transaction or series of related transactions in which the New Obligor and its Restricted Subsidiaries will receive or render value or incur obligations or make aggregate payments in excess of $20,000,000, or in the event no members of the Board of Directors of the New Obligor are Disinterested Directors with respect to any transaction or series of related transactions included in clause (2), the New Obligor delivers to the Trustee a written opinion of a nationally recognized expert with experience in appraising the terms and conditions of the type of transaction or series of transactions for which approval is required to the effect that the transaction or series of transactions are fair to the New Obligor and such Restricted Subsidiary from a financial point of view; provided, however, that this covenant will not restrict (i) transactions entered into pursuant to any agreement in effect on the Substitution Date and not made in contemplation of the Substitution, (ii) residential mortgage, credit card and other consumer loans to an Affiliate who is an officer, director or employee of the New Obligor or any of its Subsidiaries, (iii) any transaction or series of related transactions in which the total amount involved does not exceed $100,000, (iv) payment of legal expenses incurred on behalf of the New Obligor or its Subsidiaries; provided, however, that such expenses paid by the Bank and its Subsidiaries for or on behalf of the New Obligor or any other Restricted Subsidiary (other than a Subsidiary of the Bank) shall not exceed $500,000 in any fiscal year, (v) transactions permitted under the "Limitation on Restricted Payments" covenant, (vi) checking or other deposit products and investment management and advisory services and insurance products, in each case that the Bank and its subsidiaries customarily offer to their respective customers in the ordinary course of business, (vii) payments pursuant to the Tax Sharing Agreement, (viii) payments by the New Obligor to the Bank pursuant to the Capital Maintenance Agreement, and (ix) the contribution of Cash Equivalents to the New Obligor or any Restricted Subsidiary (other than the Bank and its Subsidiaries) in return for Qualified Capital Stock of the New Obligor or such Restricted Subsidiary.

  (b) If the Bank shall fail to comply with any of its Regulatory Capital Requirements set forth in clauses (i) and (ii)(x) of the definition thereof, then the New Obligor shall not and shall not permit any of its Restricted Subsidiaries (other than the Bank or its Subsidiaries) to, directly or indirectly, make any payments pursuant to clause (a)(iv) above, any Restricted Payments otherwise permitted by clause (a)(2) of the "Limitation on Restricted Payments" covenant, any Permitted Payments, other than actions permitted by clauses (iv), (v) and (xiii) of paragraph (b) of the "Limitation on Restricted Payments" covenant, or any Investments in any Person (other than Permitted Investments permitted by clause (i), (ii), (iv) or (vi) of the definition thereof) or otherwise engage in any activity (including purchases, acquisition by lease and other acquisitions of additional real property and buildings) other than operating its then existing businesses in the ordinary course until the Bank shall have complied with such Regulatory Capital Requirements.

  Restriction on Transfer of Assets to Subsidiaries. The New Obligor will not sell, convey, transfer or otherwise dispose of its assets or property to any of its Subsidiaries except for sales, conveyances, transfers or other dispositions of assets or property in an amount permitted by the "Limitation on Restricted Payments" covenant.

  Limitation on Sale of Assets. The New Obligor will not, and will not permit any of its Restricted Subsidiaries (other than the Bank and its Subsidiaries) to, engage in any Asset Sale unless (i) the consideration received by the New Obligor or such Restricted Subsidiary for such Asset Sale is not less than the fair market value of the Capital Stock or assets sold (as determined by the Board of Directors of the New Obligor, whose determination shall be conclusive and evidenced by a Board Resolution) and (ii) the consideration received by the New Obligor or the relevant Restricted Subsidiary in respect of such Asset Sale consists of at least 75% Cash Equivalents.

  Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The New Obligor will not, and will not permit any of its Restricted Subsidiaries (other than the Bank and its Subsidiaries) to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any such Restricted Subsidiary to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits, (b) pay any Indebtedness owed to the New Obligor or any other Restricted Subsidiary, (c) make loans or advances to the New Obligor or any other Restricted Subsidiary, (d) transfer any of its properties or assets to the New Obligor or any Restricted Subsidiary or (e) guarantee any Indebtedness of the New Obligor or any Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of (i) applicable law, (ii) customary non-assignment provisions of any lease governing a leasehold interest or equipment of the New Obligor or any Restricted Subsidiary, (iii) customary due on sale and other restrictions on transfer contained in mortgages and deeds of trust, (iv) the Indenture and (v) any Indebtedness incurred by the Pledged Subsidiary pursuant to clause (d) of the definition of "Permitted Indebtedness."

  "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger, consolidation or sale and leaseback transaction) (collectively, a "transfer"), directly or indirectly, in one or a series of related transactions, of (a) any Capital Stock of any Restricted Subsidiary; (b) all or substantially all of the properties and assets of any division or line of business of the New Obligor or its Restricted Subsidiaries; or (c) any other properties or assets of the New Obligor or any Restricted

Subsidiary other than in the ordinary course of business. For the purposes of this definition, the term "Asset Sale" shall not include any transfer of properties or assets or Capital Stock (i) that is governed by the provisions of the Indenture described under "--Consolidation, Merger and Sale of Assets,"
(ii) in compliance with the "Limitation on Restricted Payments" covenant, or
(iii) of any Restricted Subsidiary (other than the Pledged Subsidiary) to the New Obligor or any other Restricted Subsidiary.

  "Cash Flow--Indenture" means with respect to the New Obligor, for any period, all as determined in accordance with GAAP on a consolidated basis for the New Obligor and its Restricted Subsidiaries (other than the Bank and its Subsidiaries) and without duplication, the sum of the following items for such period: (a) consolidated net income (or loss), plus (b) depreciation and amortization expense, plus (c) interest expense, plus (d) equity in losses of investments, less (e) equity in earnings of investments, plus (f) losses on sales of property, less (g) gains on sales of property, plus (h) non-cash charges, less (i) non-cash gains, plus (j) cash distributions received from investments, plus (k) the provision for federal, state, local and foreign income taxes, plus (l) tax sharing payments received by the New Obligor, plus
(m) dividends received by the New Obligor from the Bank or any Restricted Subsidiary.

  "Current Interest Loan" means unsecured Indebtedness of the New Obligor, the proceeds of which are used to pay interest on the Notes, made pursuant to a loan that (a) does not mature prior to 2 years after the final Stated Maturity of the Notes, (b) requires no payment of principal or interest (except as provided under clause (b)(xi) of the "Limitation on Restricted Payments" covenant) prior to the final Stated Maturity of the Notes, (c) will not permit acceleration or the occurrence of an event of default thereunder prior to the final Stated Maturity of the Notes and (d) requires the maker of such loan to agree not to join in any petition for the involuntary bankruptcy of the New Obligor.

  "Disinterested Director" means, with respect to any transaction or series of related transactions, a member of the Board of Directors of the New Obligor who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions.

  "Permitted Indebtedness" means any of the following:

    (a) Indebtedness of the New Obligor pursuant to the Notes;

    (b) obligations of the New Obligor or any Restricted Subsidiary pursuant to Interest Rate Agreements designed to protect the New Obligor or such Restricted Subsidiary, as the case may be, against fluctuations in interest rates in respect of Indebtedness of the New Obligor or such Restricted Subsidiary, as the case may be, which obligations do not exceed the aggregate principal amount of such Indebtedness;

    (c) Indebtedness of the New Obligor or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets;

    (d) Indebtedness of any Restricted Subsidiary under any warehouse lines of credit, repurchase agreements or similar facilities that (a) is incurred for the purpose of funding the origination or purchase of credit card receivables, home equity loan receivables, automobile loans, leases or installment sales contracts, other consumer receivables, mortgage loans or mortgage notes that are initially intended to be sold to investors and (b) is secured by credit card receivables, home equity loan receivables, automobile loans, leases or installment sales contracts, other consumer receivables, mortgage loans, mortgage notes, mortgage-backed securities or any combination thereof owned by such Restricted Subsidiary;

    (e) Indebtedness of the New Obligor or any Restricted Subsidiary in an aggregate principal amount outstanding at any one time (without duplication) not in excess of $20,000,000 plus 50% of the increase in Consolidated Net Worth of the New Obligor from the Substitution Date; provided, however, that such increase in Consolidated Net Worth of the New Obligor will exclude the effect of any change in the valuation of the initial investment in the Bank as recorded on the Substitution Date;

    (f) Indebtedness of the New Obligor (at such time as the New Obligor is not a Wholly Owned Subsidiary of the Trust) to any Person (other than the Bank or its Subsidiaries) under Current Interest Loans in an aggregate amount outstanding at any time to all such Persons not in excess of $40 million (plus any accrued and unpaid interest);

    (g) Indebtedness of any Wholly Owned Restricted Subsidiary (other than the Bank and its Subsidiaries and the Pledged Subsidiary) to the New Obligor, to the extent permitted by the "Limitation on Restricted Payments" covenant, except that any transfer of any such Indebtedness by the New Obligor to any other Person shall be deemed to be an incurrence of Indebtedness;

    (h) obligations of the New Obligor under the Capital Maintenance Agreement; provided, however, that this clause (h) is not intended to include any Indebtedness incurred by the New Obligor in connection with complying with its obligations pursuant to such agreement;

    (i) Indebtedness of the Pledged Subsidiary incurred pursuant to clause
  (b)(ix) of the "Limitation on Restricted Payments" covenant;

    (j) obligations of the Pledged Subsidiary pursuant to hedge transactions incurred in the ordinary course of business to protect such Restricted Subsidiary's loan portfolio against fluctuations in prices resulting from changes in interest rates;

    (k) Indebtedness of the New Obligor to the Pledged Subsidiary, the proceeds of which are used to pay interest on the Notes, except that any transfer of such Indebtedness by the Pledged Subsidiary will be deemed to be an incurrence of Indebtedness by the New Obligor; and

    (l) any renewals, extensions, substitutions, refinancings or replacements and any successive refinancings (each, for purposes of this clause (l), a "refinancing") by the New Obligor or any Restricted Subsidiary of any Indebtedness of the New Obligor or such Restricted Subsidiary referred to in clause (e) of this definition and any Indebtedness of the New Obligor or any Restricted Subsidiary incurred in accordance with the "Limitation on Indebtedness" covenant (other than Permitted Indebtedness), so long as (i) any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced, plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness being so refinanced or the amount of any premium reasonably determined by the New Obligor or such Restricted Subsidiary, as the case may be, as necessary to accomplish such refinancing through means of a tender offer or privately negotiated transaction and (ii) in the case of any refinancing of Indebtedness that is Subordinated Indebtedness, (A) such new Indebtedness is made subordinate to the Notes at least to the same extent as the Subordinated Indebtedness being refinanced and (B) such new Indebtedness has an Average Life to Stated Maturity and final Stated Maturity of principal that exceeds the Average Life to Stated Maturity and final Stated Maturity of the Subordinated Indebtedness being refinanced).

  "Permitted Investment" means any Investment (i) in cash, (ii) in Cash Equivalents, (iii) of up to $10,000,000 in Wholly Owned Restricted Subsidiaries, (iv) in or by the Bank or its Subsidiaries, (v) in consideration, not constituting Cash Equivalents, received pursuant to an Asset Sale made in compliance with the covenant described under the caption "Limitation on Sale of Assets" in an aggregate amount of up to 25% of the consideration received with respect to such Asset Sale, (vi) constituting cash advances on an intercompany open account basis (A) from the New Obligor to its Restricted Subsidiaries required for working capital, the payment of interest and premium, if any, on and principal of any Indebtedness, expenditures for maintenance and capital improvements, and other operating expenses, to the extent Restricted Subsidiaries have advanced cash to the New Obligor or (B) from any Restricted Subsidiary to the New Obligor, of excess cash on hand from time to time, in each case made in the ordinary course of business and consistent with past practice, or (vii) in any Wholly Owned Restricted Subsidiary of the New Obligor resulting from the acquisition of such Subsidiary for Qualified Capital Stock of the New Obligor or for Qualified Capital Stock of the Trust, such Subsidiary at the time of such acquisition owning Qualified Capital Stock of the Bank and having no other assets in excess of $1 million and no Indebtedness or operations.

  "Restricted Subsidiary" means the Bank and its Subsidiaries, the Pledged Subsidiary and any other Subsidiary of the New Obligor that is not an Unrestricted Subsidiary.

BOOK-ENTRY; DELIVERY AND FORM

  New Notes issued in exchange for the Old Notes currently represented by one or more fully registered global notes will be represented by one or more fully registered global notes (collectively, the "Global Securities"), and will be deposited upon issuance with The Depository Trust Company (the "Depository") or an agent of the Depository and registered in the name of Cede & Co. ("Cede"), as the Depository's nominee.

  New Notes issued in exchange for other Old Notes will be issued in fully registered, certificated form without interest coupons.

  Holders may hold their interests in any Global Securities directly through the Depository, or indirectly through organizations which are participants in the Depository ("Participants"). Transfers between Participants will be effected in accordance with the Depository's rules and will be settled in immediately available funds. Access to the Depository's system is also available to other entities such as banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly, and have indirect access to the Depository's system ("Indirect Participants"). Persons who are not Participants or Indirect Participants may beneficially own securities held by or on behalf of the Depository only through the Participants or the Indirect Participants. The ownership interests and transfer of ownership interests of such persons held by or on behalf of the Depository are recorded on the records of the Participants and Indirect Participants. So long as Cede, as the nominee of the Depository, is the registered owner of any Global Security, Cede for all purposes will be considered the sole holder of such Global Security. Except as provided below, owners of beneficial interest in a Global Security will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form and will not be considered the Holder thereof.

  The Depository has advised the Trust as follows: the Depository is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Depository was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among Participants in deposited securities through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Certain of such Participants (or their representatives), together with other entities, own the Depository. The rules applicable to the Depository and its Participants are on file with the Commission.

  The Depository has also advised the Trust that pursuant to procedures established by it, (i) upon deposit of the Global Securities, the Depository will credit the accounts of its Participants with portions of the principal amount of the Global Securities representing the New Notes issued in exchange for the Old Notes that each such Participant has instructed the Depository to surrender for exchange and (ii) ownership of such interests in the Global Securities will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depository (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Securities).

  Under the terms of the Indenture, the Trust and the Trustee will treat the persons in whose names the New Notes, including the Global Securities, are registered as the owners thereof for the purpose of receiving payments in respect of the principal of and premium, if any, and interest on any New Notes and for any and all other purposes whatsoever. Payments on any New Notes registered in the name of Cede will be payable by the

Trustee to Cede in its capacity as the registered holder under the Indenture. Consequently, none of the Trust, the Trustee or any agent of the Trust or the Trustee has or will have any responsibility or liability for (i) any aspect of the Depository's records or the records of any Participant or Indirect Participant relating to or payments made on account of beneficial ownership interests in the Global Securities, or for maintaining, supervising or reviewing any of the Depository's records or records of any Participant or Indirect Participant relating to the beneficial ownership interests in the Global Securities or (ii) any other matter relating to the actions and practices of the Depository or any of its Participants or Indirect Participants. The Depository has advised the Trust that its current practice, upon receipt of any payment in respect of securities such as the New Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of the Depository unless the Depository has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of New Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of the Depository, the Trustee or the Trust. Neither the Trust nor the Trustee will be liable for any delay by the Depository or any of its Participants or Indirect Participants in identifying the beneficial owners of the New Notes, and the Trust and the Trustee may conclusively rely on and will be protected in relying on instructions from Cede for all purposes.

  The Depository may discontinue providing its services as securities depositary with respect to the New Notes at any time by giving reasonable notice to the Trust. In the event that the Depository notifies the Trust that it is unwilling or unable to continue as depositary for any Global Security or if at any time the Depository ceases to be a clearing agency registered as such under the Exchange Act when the Depository is required to be so registered to act as such depository and no successor depositary shall have been appointed within 90 days of such notification or of the Trust's becoming aware of the Depository's ceasing to be so registered, as the case may be, certificates for the relevant New Notes will be printed and delivered in exchange for interests in such Global Security. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchanged for the relevant New Notes registered in such names as the Depository shall direct. It is expected that such instructions will be based upon directions received by the Depository from its Participants with respect to ownership of beneficial interests in such Global Security.

  The Trust may decide to discontinue use of the system of book-entry transfers through the Depository (or a successor securities depositary). In that event, certificates representing the New Notes will be printed and delivered.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following summary describes the material federal income tax consequences to holders of the Notes who hold the Notes as an investment and not for sale to customers in the ordinary course of a trade or business. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions now in effect, all of which are subject to change. The following does not discuss all aspects of federal income taxation that may be relevant to a particular investor in light of the investor's particular investment circumstances or to certain types of investors subject to special treatment under the federal income tax laws (for example, life insurance companies, tax-exempt organizations, broker-dealers and others who do not hold their Notes as "capital assets" within the meaning of Section 1221 of the Code, and non-U.S. taxpayers) and does not discuss any aspects of state, local or foreign tax laws or any estate or gift tax considerations. Prospective investors should consult their own tax advisers regarding the federal, state, local, and foreign income and other tax considerations of owning the New Notes or participating in the Exchange Offer.

EXCHANGE OFFER

  The Trust believes that, for federal income tax purposes, the exchange of New Notes for Old Notes pursuant to the Exchange Offer will be disregarded and each New Note will be treated as a continuation of the corresponding Old Note because the terms of the New Notes are not materially different from the terms of the Old Notes. Accordingly, holders of Old Notes will not realize gain or loss upon the exchange.

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

PAYMENT OF INTEREST ON THE NEW NOTES

  A holder of a New Note will be required to report as income for federal income tax purposes interest earned on the New Note in accordance with the holder's method of tax accounting. A holder of a New Note using the accrual method of accounting for tax purposes is required to include interest in ordinary income as such interest accrues, while a cash basis holder must include interest in income when payments are received (or made available for receipt) by such holder.

SALE, EXCHANGE OR RETIREMENT OF THE NEW NOTES

  A holder of a New Note will generally have a tax basis in the New Note equal to the price paid for the New Note or the Old Note exchanged therefor, increased by any market discount included in income and reduced by any amortized premium. A holder of a New Note generally will recognize gain or loss on the sale, exchange, redemption or retirement of the New Note, equal to the difference (if any) between the amount realized from such sale, exchange, redemption or retirement and the holder's basis in the New Note. The holding period of a New Note includes any holding period with respect to an Old Note exchanged therefor. The maximum capital gains tax rates for individual taxpayers are as follows: (a) 28% for gain on the disposition of assets held 18 months or less but more than one year; (b) 20% for gain on the disposition of assets held more than 18 months by taxpayers in the 28% or higher ordinary income tax brackets; and (c) 10% for gain on the disposition of assets held more than 18 months by taxpayers in the 15% ordinary income tax bracket. With respect to taxable years beginning after December 31, 2000, the maximum capital gains tax rates for individual taxpayers are as follows: (a) 28% for gain on the disposition of assets held 18 months or less but more than one year; (b) 20% for gain on the disposition of assets held more than 18 months by taxpayers in the 28% or higher ordinary income tax brackets; (c) 18% for gain on the disposition of assets held more than 5 years after December 31, 2000 by taxpayers in the 28% or higher ordinary income tax brackets; (d) 10% for gain on the disposition of assets held more than 18 months by taxpayers in the 15% ordinary income tax bracket; and (e) 8% for gain on the disposition of assets held more than 5 years by taxpayers in the 15% ordinary income tax bracket.

MARKET DISCOUNT

  A purchaser of either an Old Note subsequent to its initial issue or a New Note, in either case, at a price that is less than the stated redemption price of the Note at maturity generally will be subject to the market discount provisions of sections 1276 through 1278 of the Code. Market discount is generally equal to the excess of the stated redemption price of the Note at maturity over the holder's tax basis in such Note. Market discount will be considered to be zero if such market discount is less than 0.25% of the stated redemption price at maturity of the Note times the number of complete years to maturity that remain after the holder's acquisition of the Note.

  If a holder realizes a gain upon disposition of a New Note, the lesser of
(i) the excess of the amount received on such disposition over the holder's tax basis in the New Note or (ii) the portion of the market discount that accrued while the New Note was held by such holder (including any holding period with respect to an Old Note exchanged therefor) and that was not previously included in income generally will be treated as ordinary interest income at the time of disposition. If a holder disposes of a New Note in any transaction other than a sale, exchange or involuntary conversion (e.g., as a gift), that holder generally will be treated as having realized an amount equal to the fair market value of the New Note and will be required to recognize as ordinary income any gain on disposition to the extent of the accrued market discount. As a result, a holder could be required to recognize ordinary interest income, even though the disposition would not otherwise be taxable. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the New Note, unless the holder elects to accrue on the basis of semiannual compounding.

  A holder of a New Note generally will be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry such New Note until the maturity of the New Note or its earlier disposition in a taxable transaction.

  A holder may elect to include market discount in income currently as it accrues (on either a ratable or a semiannual compounding basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of New Notes and regarding the deferral of interest deductions will not apply.

AMORTIZABLE BOND PREMIUM

  If a holder's tax basis in a Note immediately after such holder acquires it exceeds the amount payable at maturity, such holder should consult a tax adviser to determine the availability of an election to deduct the excess as amortizable bond premium pursuant to section 171 of the Code. If a holder makes an election to amortize premium on a Note, such election will apply to all taxable debt instruments (including all REMIC regular interests and all pass-through certificates representing ownership interests in a trust holding debt obligations) held by the holder at the beginning of the taxable year in which the election is made, and to all taxable debt instruments acquired thereafter by such holder, and will be irrevocable without the consent of the Internal Revenue Service.

BACKUP WITHHOLDING

  A holder of a Note may be subject to backup withholding at the rate of 31% with respect to certain payments of principal, premium, if any, and interest, on the Notes, and to proceeds of the sale or redemption of the Notes, unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of a Note who does not provide the Trust with his correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the holder's income tax liability. Information reporting requirements and backup withholding will not apply to the exchange of Old Notes for New Notes pursuant to the Exchange Offer.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities. The Trust has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resales.

  The Trust will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensations under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  The Trust has agreed in the Registration Rights Agreement to pay all expenses incident to the Exchange Offer, other than certain applicable taxes, and to indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  Certain legal matters with respect to the legality of the issuance of the New Notes will be passed upon for the Trust by Shaw Pittman Potts & Trowbridge, Washington, D.C., a partnership including professional corporations. George M. Rogers, Jr., whose professional corporation is a member of that firm, is a trustee of the Trust and a director of the Saul Company and the Bank.

                                    EXPERTS

  The financial statements of B.F. Saul Real Estate Investment Trust and subsidiaries as of September 30, 1997 and 1996 and for each of the three years in the period ended September 30, 1997, included in the annual report on Form 10-K and included in this Prospectus and the financial statements of Chevy Chase Bank, F.S.B. and its subsidiaries as of September 30, 1997 and 1996 and for each of the three years in the period ended September 30, 1997 included in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports appearing herein.

                                                                    Attachment A


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                    FORM 10-K

    (Mark One)
 X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE --- ACT OF 1934

    For the fiscal year ended September 30, 1997

    TRANSITION REPORT PURSUANT FOR SECTION 13 OR 15(d) OF THE SECURITIES --- EXCHANGE ACT OF 1934

    For the transition period from                      to
                                   --------------------    ---------------------
                          Commission File number 1-7184

                      B. F. SAUL REAL ESTATE INVESTMENT TRUST
--------------------------------------------------------------------------------
                (Exact name of registrant as specified in its charter)

           Maryland                                          52-6053341
--------------------------------------------------------------------------------
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                          Identification No.)

   8401 Connecticut Avenue, Chevy Chase, Maryland            20815
--------------------------------------------------------------------------------
(Address of principal executive offices)                    (Zip Code)

Registrant's telephone number, including area code:  (301) 986-6000
                                                   -----------------------------
Securities registered pursuant to Section 12(b) of Act:

     Title of each class               Name of each exchange on which registered
     -------------------               -----------------------------------------

            N/A                                         N/A
-----------------------------        -------------------------------------------

Securities registered pursuant to Section 12(g) of the Act:

                                     N/A
--------------------------------------------------------------------------------
                              (Title of class)

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was requires to file such reports), and (2) has been subject to such filing
requirement for the past 90 days.   Yes X   No
                                       ---     ---

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendements to this Form 10-K. /x/

There were no Common Shares of Beneficial Interest held by non-affiliates of the registrant as of December 5, 1997.

The number of Common Shares of Beneficial Interest, $1 Par Value, outstanding as of December 5, 1997 was 4,826,910.

                                  TABLE OF CONTENTS


                                        PART I


ITEM 1.  BUSINESS

    General ...........................................................
         Real Estate ..................................................
         Banking ......................................................


ITEM 2.  PROPERTIES ...................................................

         Real Estate ..................................................
         Banking ......................................................

ITEM 3.  LEGAL PROCEEDINGS ............................................

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS ..........

                                       PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND
          RELATED STOCKHOLDER MATTERS .................................

ITEM 6.  SELECTED FINANCIAL DATA ......................................

ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS ...............

    Financial Condition ...............................................
         Real Estate ..................................................
         Banking ......................................................

    Liquidity and Capital Resources ...................................
         Real Estate ..................................................
         Banking ......................................................
              Liquidity ...............................................
              Capital .................................................

    Results of Operations .............................................
         Fiscal 1997 Compared to Fiscal 1996 ..........................
              Real Estate .............................................
              Banking .................................................

         Fiscal 1996 Compared to Fiscal 1995 ..........................
              Real Estate .............................................
              Banking .................................................

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA ..................

    Management's Statement on Responsibility ..........................

ITEM 9.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE .........................

                                       PART III

ITEM 10. TRUSTEES AND EXECUTIVES OFFICERS OF THE TRUST ................

     Executive Officers of the Trust Who Are Not Directors ............
     Committees of the Board of Trustees ..............................

ITEM 11. EXECUTIVE COMPENSATION .......................................

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
          OWNERS AND MANAGEMENT .......................................

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ...............

                                       PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES
          AND REPORTS ON FORM 8-K .....................................

                                    PART I

ITEM 1.  BUSINESS

GENERAL

B.F. Saul Real Estate Investment Trust (the "Trust") operates as a Maryland real estate investment trust. The Trust began its operations in 1964 as an unincorporated business trust organized under a Declaration of Trust governed by District of Columbia law. The Trust terminated its status as a qualified real estate investment trust for federal income tax purposes in 1978 and is now taxable as a corporation. On October 24, 1988, the Trust amended its Declaration of Trust to qualify the Trust as a statutory real estate investment trust under Maryland law.

The principal business activity of the Trust and its real estate subsidiaries is the ownership and development of income-producing properties. The Trust owns 80% of the outstanding common stock of Chevy Chase Bank, F.S.B. ("Chevy Chase" or the "Bank"), whose assets accounted for 95% of the Trust's consolidated assets at September 30, 1997. The Trust is a thrift holding company by virtue of its ownership of a majority interest in Chevy Chase. See "Real Estate - Holding Company Regulation."

The Trust recorded net income of $18.9 million in the fiscal year ended September 30, 1997, compared to a net loss of $78,000 in the fiscal year ended September 30, 1996 and net income of $10.9 million in the fiscal year ended September 30, 1995.

The Trust has prepared its financial statements and other disclosures on a fully consolidated basis. The Term "Trust" used in the text and the financial statements included herein refers to the combined entity, which includes B. F. Saul Real Estate Trust and its subsidiaries, including Chevy Chase and Chevy Chase's subsidiaries. "Real Estate Trust" refers to B. F. Saul Real Estate Investment Trust and its subsidiaries, excluding Chevy Chase and Chevy Chase's subsidiaries. The operations conducted by the Real Estate Trust are designated as "Real Estate," while the business conducted by Chevy Chase and its subsidiaries is identified by "Banking."

The principal offices of the Trust are located at 8401 Connecticut Avenue, Chevy Chase, Maryland 20815, and the Trust's telephone number is (301) 986-6000.

Real Estate. The Real Estate Trust's long-term objectives are to increase cash flow from operations and to maximize capital appreciation of its real estate. The properties owned by the Real Estate Trust are located predominantly in the Mid-Atlantic and Southeastern regions of the United States and consist principally of hotels, office and industrial projects, and undeveloped land parcels.

Banking. Chevy Chase is a federally chartered and federally insured stock savings bank which at September 30, 1997 was conducting business from 128 full-service offices and 614 automated teller machines ("ATMs") in Maryland, Virginia and the District of Columbia. The Bank has its home office in McLean, Virginia and its executive offices in Chevy Chase, Maryland, both suburban communities of Washington, D.C. The Bank also maintains 18 mortgage loan production offices in the mid-Atlantic region, 17 of which are operated by a wholly-owned mortgage banking subsidiary, and 18 consumer loan production offices, 10 of which are operated by a wholly-owned finance subsidiary of the Bank. At September 30, 1997, the Bank had total assets of $6.1 billion and total deposits of $4.9 billion. Based on total consolidated assets at September 30, 1997, Chevy Chase is the largest bank headquartered in the Washington, D.C. metropolitan area.

Chevy Chase is a consumer oriented, full service banking institution principally engaged in the business of attracting deposits from the public and using such deposits, together with borrowings and other funds, to make loans secured by real estate, primarily residential mortgage loans, and credit card and other types of consumer loans. The Bank also has an active commercial lending program. The Bank's principal deposit and lending markets are located in the Washington, D.C. metropolitan area. As a complement to its basic deposit and lending activities, the Bank provides a number of related financial services to its customers, including securities brokerage and insurance products offered through its subsidiaries. On November 12, 1997, the Bank acquired ASB Capital Management, Inc. ("ASB"), one of the largest SEC-registered investment managers headquartered in the Washington, D.C. metropolitan area, through which the Bank will provide a variety of investment products and fiduciary services to a primarily institutional customer base.

Chevy Chase recorded operating income of $80.2 million for the year ended September 30, 1997, compared to operating income of $46.1 million for the year ended September 30, 1996. At September 30, 1997, the Bank's tangible, core, tier 1 risk-based and total risk-based regulatory capital ratios were 6.96%, 6.96%, 7.24% and 13.50%, respectively. The Bank's capital ratios exceeded the requirements under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") as well as the standards established for "well capitalized" institutions under the prompt corrective action regulations established pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). In addition, the Bank's capital levels immediately following the acquisition of ASB discussed above, remained above the levels established for well-capitalized institutions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Financial Condition - Banking - Capital."

On December 3, 1996, the Bank sold $100.0 million of 9 1/4% Subordinated Debentures due 2008 (the "1996 Debentures"), the principal amount of which is includable in the Bank's supplementary capital. In addition, on December 3, 1996, a new real estate investment trust subsidiary of the Bank sold $150.0 million of its Noncumulative Exchangeable Preferred Stock, Series A (the "REIT Preferred Stock"), which is eligible for inclusion as core capital of the Bank in an amount up to 25% of the Bank's total core capital.

Chevy Chase is subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision (the "OTS") and, to a lesser extent, by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank's deposit accounts are fully insured up to $100,000 per insured depositor by the Savings Association Insurance Fund (the "SAIF"), which is administered by the FDIC.

                                  REAL ESTATE

REAL ESTATE INVESTMENTS

The following tables set forth, at and for the periods indicated, certain information regarding the properties in the Real Estate Trust's investment portfolio at September 30, 1997.

                                                     HOTELS

                                                            Average Occupancy (2)         Average Room Rate
                                                           ------------------------    ------------------------
                                                           Year Ended September 30,    Year Ended September 30,
                                                Available  ------------------------    ------------------------
  Location                 Name                  Rooms(1)  1997      1996      1995    1997    1996      1995
------------   -------------------------------- ---------- ------------------------   -------------------------
  COLORADO
   Pueblo           Holiday Inn - Pueblo            193    74%       75%       81%    $53.09   $54.84   $50.97

  MARYLAND
Gaithersburg      Holiday Inn - Gaithersburg        301    65%       61%       65%    $70.10   $68.93   $61.76

  MICHIGAN
Auburn Hills    Holiday Inn - Auburn Hills (3)      190    74%       75%       77%    $94.79   $86.52   $75.17

  NEW YORK
 Rochester      Holiday Inn - Rochester Airport     280    71%       68%       73%    $68.26   $66.51   $65.38

    OHIO
 Cincinnati        Holiday Inn - Cincinnati         273    58%       49%       52%    $63.21   $66.67   $62.37

  VIRGINIA
 Arlington    Howard Johnsons  - National Airport   279    66%       71%       66%    $67.99   $66.37   $66.08
  Herndon            Holiday Inn Express            115    74%       --        --     $64.70     --       --
   McLean         Holiday Inn - Tysons Corner       316    74%       73%       72%    $87.52   $78.98   $72.23
  Sterling     Hampton Inn - Dulles Airport (4)     127    77%       77%       75%    $71.70   $62.87   $58.06
  Sterling        Holiday Inn - Dulles Airport      296    75%       76%       71%    $72.18   $63.86   $59.53
                                                  -----    ---       ---       ---    ------   ------   ------
Totals                                            2,370    70%       68%       69%    $72.21   $68.79   $63.79

--------------------------------------------------------------------------------
(1)  Available rooms as of September 30, 1997.
(2) Average occupancy is calculated by dividing the rooms occupied by the rooms available.
(3)  Acquired November 30, 1994.
(4)  Acquired October 30, 1996.
(5)  A Real Estate Trust subsidiary owns a 99% interest in this hotel.

                                         OFFICE AND INDUSTRIAL

                                                                                       Expiring Leases (1)
                                                                                       -------------------
                                                               Leasing Percentages         Year Ending
                                                Gross       -------------------------  -------------------
                                                                   September 30,          September 30,
                                               Leasable     -------------------------  -------------------
   Location                  Name              Area (1)      1997      1996      1995    1998      1999
---------------   --------------------------   --------     -------------------------  -------------------


    FLORIDA
Fort Lauderdale   Commerce Center - Phase II    60,959       97%       92%       83%    26,295    11,261

    GEORGIA
    Atlanta          900 Circle 75 Parkway     345,502       98%       95%       94%   106,510    43,837
    Atlanta          100 Circle 75 Parkway      89,412       98%      100%      100%    10,084     9,426
    Atlanta         1100 Circle 75 Parkway     268,779       99%      100%      100%    39,716   118,520

   LOUISIANA
   Metairie             Metairie Tower          91,372       95%       99%       98%    34,052    10,658

   VIRGINIA
   Chantilly           Dulles South (2)         38,502      100%      100%       74%     6,743     9,433
    McLean           8201 Greensboro Drive     353,742       99%       85%       59%    36,573    32,778
   Sterling            Dulles North (3)         59,886      100%       81%      100%    16,943    42,943
                                             ---------      ----      ----      ----   -------   -------
                          Totals             1,308,154       99%       93%       85%   276,916   278,856
                                                                                        21.2%     21.3%

--------------------------------------------------------------------------------
(1)  Square feet
(2)  A Real Estate Trust subsidiary owns a 50% interest in this office building
(3)  A Real Estate Trust subsidiary owns a 99% interest in this office building


                                         LAND PARCELS

    Location                     Name                    Acres                Zoning
----------------    --------------------------------    --------    -----------------------------

    FLORIDA
  Boca Raton          Arvida Park of Commerce (1)             20            Mixed Use
Fort Lauderdale             Commerce Center                   14        Office & Warehouse

    GEORGIA
    Atlanta                  Circle 75 (2)                   133        Office & Industrial

    KANSAS
 Overland Park               Overland Park                   162    Residential, Office & Retail

   MARYLAND
 Gaithersburg            Avenel Business Park (3)              8            Commercial
  Rockville                 Flagship Centre                    8            Commercial

  MICHIGAN
Auburn Hills         Holiday Inn - Auburn Hills (4)            3            Commercial

   NEW YORK
  Rochester         Holiday Inn - Rochester Airport            3            Commercial

   VIRGINIA
Loudoun County                Church Road                     40        Office & Industrial
Loudoun County           Sterling Boulevard (5)               48            Industrial
                                                             ---
                                 Total                       439


------------------------------------------------------------------------------
(1) A Real Estate Trust subsidiary owns a 50% interest in 11 acres of this parcel.
(2)  Includes land parcel formerly identified as Perimeter Way.
(3) The Real Estate Trust is currently developing a 46,000 square foot office/ research development building on 3.2 acres of this parcel.
(4)  Acquired July 11, 1997.
(5)  A Real Estate Trust subsidiary owns a 99% interest in this parcel.

                            OTHER REAL ESTATE INVESTMENTS

                      Location                         Name
                   ---------------         ------------------------------
                             PURCHASE - LEASEBACK PROPERTIES (1)

                                      APARTMENTS
                                                                Number
                                                               of Units
                                                               --------
     LOUISIANA
      Metairie                       Chateau Dijon                336


     TENNESSEE
     Knoxville                       Country Club                 232
                                                                  ---
                                        Total                     568


                                   SHOPPING CENTERS


                                                                     Gross
                                                                    Leasable
                                                                    Area (2)
                                                                    --------
      GEORGIA
      Atlanta                         Old National                  160,000
  Warner Robbins                      Houston Mall                  264,000
                                                                    -------
                                        Total                       424,000


                                   APARTMENT PROJECT
                                                                      Number
                                                                    of Units
      TEXAS                                                         --------
      Dallas                          San Simeon                        124

                            MISCELLANEOUS PROPERTY (RETAIL)

                                                                      Gross
                                                                     Leasable
                                                                     Area (2)
                                                                     --------
     MARYLAND
     Oxon Hill                       Wheeler Road                     24,000

-----------------------------------------------------------------------------

(1) The Trust owns the ground under certain income-producing properties and receives fixed ground rent, which is subject to periodic escalation, from the owners of the improvements. In certain instances, the Real Estate Trust also receives percentage rent based upon the income generated by the properties.
(2)  Square feet.

The investment portfolio consists principally of seasoned operating properties. The Real Estate Trust expects to hold its properties as long-term investments and has no maximum period for retention of any investment. It may acquire additional income-producing properties, expand and improve its properties, or sell such properties, as and when circumstances warrant. The Real Estate Trust also may participate with other entities in property ownership, through joint ventures or other types of co-ownership.

INVESTMENT IN SAUL HOLDINGS LIMITED PARTNERSHIP

On August 26, 1993, the Real Estate Trust consummated a series of transactions (together with related transactions, the "Formation Transactions") in which it transferred its 22 shopping center properties and one of its office properties (the "Transferred Properties"), together with the debt associated with such properties, to a newly organized limited partnership, Saul Holdings Limited Partnership ("Saul Holdings Partnership"), and one of two newly organized subsidiary limited partnerships of Saul Holdings Partnership (the "Subsidiary Partnerships" and, collectively with Saul Holdings Partnership, the "Partnerships"). In exchange for the Transferred Properties, the Real Estate Trust received securities representing a 21.5% limited partnership interest in Saul Holdings Partnership. Entities under common control with the Trust (the "Trust Affiliates") received limited partnership interests collectively representing a 5.5% partnership interest in Saul Holdings Partnership in exchange for the transfer of property management functions (the "Management Functions") and certain other properties to the Partnerships. Saul Centers, Inc. ("Saul Centers"), a newly organized, publicly held real estate investment trust, received a 73.0% general partnership interest in Saul Holdings Partnership in exchange for the contribution of approximately $220.7 million to Saul Holdings Partnership. The Trust Affiliates received certain cash distributions from Saul Holdings Partnership and purchased 4.0% of the common stock of Saul Centers in a private offering consummated concurrently with the initial public offering of such common stock. B. Francis Saul II, the Chairman of the Board of Trustees and Chief Executive Officer of the Trust, also serves as Chairman of the Board of Directors and Chief Executive Officer of Saul Centers.

The Real Estate Trust and the Trust Affiliates own rights (the "Rights") enabling them to convert their limited partnership interests in Saul Holdings Partnership into shares of Saul Centers common stock on the basis of one share of Saul Centers common stock for each partnership unit provided that they do not own rights to the extent that they collectively would be treated as owning, directly or indirectly, more than 24.9% of the value of the outstanding equity securities of Saul Centers. The shares of Saul Centers common stock are listed on the New York Stock Exchange (trading symbol "BFS").

In July 1994, Saul Centers established Saul QRS, Inc. and SC Finance Corporation, as wholly owned subsidiaries of Saul Centers. Saul QRS, Inc. was established to succeed to the interest of Saul Centers as the sole general partner of one of the Subsidiary Partnerships, Saul Subsidiary I Limited Partnership, and SC Finance Corporation was established for the purpose of issuing $128 million of collateralized floating rate mortgage notes (the "Mortgage Notes"). In connection with these transactions, Saul Holdings Partnership transferred ten shopping centers previously owned by it to Saul Subsidiary I Limited Partnership as a capital contribution and the second Subsidiary Partnership, Saul Subsidiary II Limited Partnership, transferred one shopping center previously owned by it to Saul Subsidiary I Limited Partnership as a capital contribution in return for a limited partnership interest in Saul Subsidiary I Limited Partnership. As a consequence of these transfers, Saul Subsidiary I Limited Partnership owned a total of 17 shopping centers (the "Mortgaged Properties"). The Mortgaged Properties, which continued to be managed by Saul Holdings Partnership, secured the mortgage purchased with the proceeds of issuance of the Mortgage Notes.

On October 1, 1997 Saul Centers closed a $147 million mortgage loan secured on nine of the company's retail properties. The loan term is 15 years and requires payments based on a fixed rate of 7.67% and 25 year principal amortization. At the same time Saul Centers closed a new three-year $60 million unsecured revolving credit line which replaced a secured credit line. Proceeds from the new loans were used to repay the $128 million of collateralized floating rate debt mentioned above and the outstanding balance of other floating rate debt. Saul Centers currently has fixed interest rates on approximately 95% of its total outstanding debt which has a weighted remaining term of approximately 14 years.

As a consequence of the Formation Transactions and the later transactions described above undertaken in connection with financings, Saul Centers serves as the sole general partner of Saul Subsidiary II Limited Partnership, and Saul QRS, Inc. serves as the sole general partner of Saul Subsidiary I Limited Partnership. Each such general partner holds a 1% general partnership interest in the applicable Subsidiary Partnership. The remaining 99% interests in Saul Subsidiary I Limited Partnership and Saul Subsidiary II Limited Partnership are held by Saul Holdings Partnership as the sole limited partner.

At September 30, 1997, Saul Holdings Partnership owned, directly or indirectly through the Subsidiary Partnerships, 30 community and neighborhood shopping centers (including the 22 shopping centers transferred by the Real Estate Trust) located in seven states and the District of Columbia, one office property and one office/retail property located in the District of Columbia and one research park located in a Maryland suburb of Washington, D.C.(collectively, the "Portfolio Properties).

Saul Centers. Saul Centers made an election to be treated as a real estate investment trust ("REIT") for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code commencing with the year ended December 31, 1993. Under the Internal Revenue Code, REITs are subject to numerous organizational and operational requirements. If Saul Centers continues to qualify, it generally will not be subject to federal income tax, provided it makes certain distributions to its stockholders and meets certain organizational and other requirements. Saul Centers has announced that it intends to make regular quarterly dividend distributions to its stockholders.

Management of the Properties. The Partnerships manage the Portfolio Properties and any subsequently acquired properties through the Management Functions, which include personnel and such functions as property management, leasing, design, renovation, development and accounting. The Management Functions provide the Partnerships with a fully integrated property management capability through approximately 150 professionals and staff personnel and with an extensive and mature network of relationships with tenants and potential tenants as well as with members of the brokerage and property owners' communities.

Saul Centers shares with the Trust Affiliates certain ancillary functions at cost, such as computer and payroll services, benefit administration and in-house legal services, and shares insurance expense on a pro rata basis. The Trust Affiliates sublease office space to Saul Centers at their cost. The terms of all sharing arrangements, including payments related thereto, are reviewed periodically by the independent directors of Saul Centers, who constitute five of the nine members of the board of directors.

Exclusivity Agreement and Right of First Refusal. The Real Estate Trust has entered into an Exclusivity Agreement (the "Exclusivity Agreement") with, and has granted a right of first refusal (the "Right of First Refusal") to, Saul Centers and the Partnerships (collectively, the "Company"). The purpose of these agreements is to minimize potential conflicts of interest between the Real Estate Trust and the Company. The Exclusivity Agreement and Right of First Refusal generally require the Real Estate Trust to conduct its shopping center business exclusively through the Company and to grant the Company a right of first refusal to purchase commercial properties and development sites that become available to the Real Estate Trust in the District of Columbia or adjacent suburban Maryland. Subject to the Exclusivity Agreement and Right of First Refusal, the Real Estate Trust will continue to develop, acquire, own and manage commercial properties and own land suitable for development as, among other things, shopping centers and other commercial properties.

Allocations and Distributions of Saul Holdings Partnership. The net income or net loss of Saul Holdings Partnership for tax purposes generally will be allocated to Saul Centers and the limited partners in accordance with their percentage interests, subject to compliance with the applicable provisions of the Internal Revenue Code and the regulations promulgated thereunder. Net cash flow after reserves of Saul Holdings Partnership and after reimbursement of specified expenses will be distributed quarterly to the partners in proportion to their respective partnership interests.

Reimbursement Agreement. Pursuant to a reimbursement agreement among the partners of the Partnerships, the Real Estate Trust and two of its subsidiaries that are partners in the Partnerships have agreed to reimburse Saul Centers and the other partners in the event the Partnerships fail to make payments with respect to certain portions of the Partnerships' debt obligations and Saul Centers or any such other partners personally make payments with respect to such debt obligations. The maximum potential obligations of the Real Estate Trust and its subsidiaries under this agreement total $115.5 million. See Note 2 to the Consolidated Financial Statements in this report. The Real Estate Trust believes that the Partnerships will be able to make all payments due with respect to their debt obligations.

Tax Conflicts. The fair market value of each of the properties contributed to the Partnerships by the Real Estate Trust and its subsidiaries at the date of the Formation Transactions (the "FMV" of each such property) exceeded the tax basis of such property (with respect to each property, such excess is referred to as the "FMV-Tax Difference"). In the event Saul Centers or Saul QRS, Inc., acting as general partner of a Partnership, causes such Partnership to dispose of, or there is an involuntary disposition of, one or more of such properties, a disproportionately large share of the total gain for federal income tax purposes would be allocated to the Real Estate Trust or its subsidiaries as a result of the property disposition. In general, if the gain recognized by the Partnership on such a property disposition is less than or equal to the FMV-Tax Difference for such property (as previously reduced by the amounts of special tax allocations of depreciation deductions to the partners), all such gain will be allocated to the Real Estate Trust or its subsidiaries. To the extent the gain recognized by the Partnerships on the property disposition exceeds the FMV-Tax Difference (as adjusted), such excess generally will be allocated among all partners in Saul Holdings based on their relative percentage interests. In general, the amount of federal income tax liability in respect of gain allocated to the Real Estate Trust or its subsidiaries in the event of such a property disposition is likely to exceed, perhaps substantially, the amount of cash, if any, distributable to the Real Estate Trust or its subsidiaries as a result of the property disposition. In addition, future reductions in the level of the Partnerships' debt, any release of the guarantees of such debt by the Real Estate Trust or its subsidiaries (described above under "Reimbursement Agreement") or any refinancings in which the Real Estate Trust or its subsidiaries do not assume a comparable obligation to that contained in the Reimbursement Agreement could cause the Real Estate Trust or its subsidiaries to have taxable constructive distributions without the receipt of any corresponding amounts of cash. See Note 2 to the Consolidated Financial Statements in this report.

Registration Rights. Saul Centers has granted the Real Estate Trust and the Trust Affiliates certain "demand" and "piggyback" registration rights (collectively, the "Registration Rights") with respect to the shares of Saul Centers common stock acquired in connection with the Formation Transactions or as a consequence of exercise of the Rights (the "Registration Shares"). Subject to certain limitations, the Registration Rights grant the holders of Registration Shares the opportunity to cause Saul Centers to register all or any portion of their respective Registration Shares once in each calendar year and to have such Shares registered incidentally to any registration, by Saul Centers, of shares of common stock or other securities substantially similar to common stock. Except with respect to the Registration Rights incident to a pledge of Registration Shares or Saul Holdings Partnership interests, the demand Registration Rights may be exercised only prior to such time, if any, as the holder is permitted to sell the Registration Shares pursuant to Rule 144 (k) under the Securities Act of 1933. Saul Centers will bear expenses incident to its registration obligations upon exercise of the Registration Rights, except that it will not bear any underwriting discounts or commissions, Securities and Exchange Commission or state Blue Sky registration fees, or transfer taxes relating to registration of Registration Shares.

COMPETITION

As an owner of, or investor in, commercial real estate properties, the Real Estate Trust is subject to competition from a variety of other owners of similar properties in connection with their sale, lease or other disposition and use. Management believes that success in such competition is dependent upon the geographic location of the property, the performance of property managers, the amount of new construction in the area and the maintenance and appearance of the property. Additional competitive factors with respect to commercial and industrial properties are the ease of access to the property, the adequacy of related facilities such as parking, and the ability to provide rent concessions and additional tenant improvements without increasing rent. Management believes that general economic circumstances and trends and new properties in the vicinity of each of the Real Estate Trust's properties also will be competitive factors.

ENVIRONMENTAL MATTERS

The Real Estate Trust's properties are subject to various laws and regulations relating to environmental and pollution controls. The Real Estate Trust requires an environmental study to be performed with respect to a property that may be subject to possible environmental hazards prior to its acquisition to ascertain that there are no material environmental hazards associated with such property. Although the effect upon the Real Estate Trust of the application of environmental and pollution laws and regulations cannot be predicted with certainty, management believes that their application either prospectively or retrospectively will not have a material adverse effect on the Real Estate Trust's property operations.

RELATIONSHIPS WITH THE B. F. SAUL COMPANY

The Real Estate Trust has significant relationships with B. F. Saul Company (the "Saul Company") and two of the Saul Company's wholly owned subsidiaries, B. F. Saul Advisory Company (the "Advisor") and Franklin Property Company ("Franklin"). The Saul Company, founded in 1892, specializes in real estate investment services, including acquisitions, financing, management and leasing, and insurance. B. Francis Saul II, Chairman of the Board of Trustees and Chief Executive Officer of the Trust, is Chairman of thr Board and President of the Saul Company and the Advisor.

The Advisor acts as the Real Estate Trust's investment advisor and manages the day-to-day financial, accounting, legal and administrative affairs of the Real Estate Trust. Franklin acts as leasing and management agent for most of the income-producing properties owned by the Real Estate Trust, and plans and oversees the development of new properties and the expansion and renovation of existing properties.

The Trustees, including the two independent Trustees, review the fees and compensation arrangements between the Real Estate Trust and the Saul Company and its related entities and affiliates and believe that such fees and compensation arrangements are as favorable to the Real Estate Trust as would be obtainable from unaffiliated sources. See "Certain Relationships and Related Transactions."

HOLDING COMPANY REGULATION

The Trust and the Saul Company, by virtue of their direct and indirect control of the Bank, and Chevy Chase Property Company ("CCPC") and CCPC's wholly-owned subsidiary, Westminster Investing Corporation ("Westminster"), by virture of Westminster's direct and indirect ownership of 24.9% of the common stock of the Trust (collectively the "Holding Companies"), are "savings and loan holding companies" subject to regulation, examination and supervision by the OTS. The Bank is prohibited from making or guaranteeing loans or advances to or for the benefit of the Holding Companies or other affiliates engaged in activities beyond those permissible for bank holding companies and from investing in the securities of the Holding Companies or other affiliates. Further, transactions between the Bank and the Holding Companies must be on terms substantially the same, or at least as favorable to the Bank, as those that would be available to non-affiliates.

The Holding Companies must obtain the prior approval of the OTS before acquiring by merger, consolidation or purchase of assets any federally insured savings institution or any savings and loan holding company. As unitary savings and loan holding companies, the Holding Companies are virtually unrestricted in the types of business activities in which they may engage, provided the Bank continues to meet the qualified thrift lender test. See "Banking - Regulation - Qualified Thrift Lender ("QTL") Test." If the Holding Companies were to acquire one or more federally insured institutions and operate them as separate subsidiaries rather than merging them into the Bank, the Holding Companies would become "multiple" savings and loan holding companies. As multiple savings and loan holding companies, the Holding Companies would be subject to limitations on the types of business activities in which they would be permitted to engage, unless the additional thrifts were troubled institutions acquired pursuant to certain emergency acquisition provisions and all subsidiary thrifts met the QTL test. The Holding Companies may acquire and operate additional savings institution subsidiaries outside of Maryland and Virginia only if the laws of the target institution's state specifically permit such acquisitions or if the acquisitions are made pursuant to emergency acquisition provisions.

The Trust and the Saul Company entered into an agreement with OTS's predecessor, the Federal Savings and Loan Insurance Corporation, to maintain the Bank's regulatory capital at the required levels, and, if necessary, to infuse additional capital to enable the Bank to meet those requirements. Since the execution of this agreement, the OTS has changed its policy and now accepts more limited agreements from those acquiring thrift institutions. In addition, the regulatory capital requirements applicable to the Bank have changed significantly as a result of FIRREA. The OTS has stated that capital maintenance agreements entered into prior to such modification of OTS policy and the enactment of FIRREA were not affected by such changes. The Trust and the Saul Company have not sought to modify the existing agreement. To the extent the Bank is unable to meet regulatory capital requirements in the future, the OTS could seek to enforce the obligations of the Trust and the Saul Company under the agreement. The Bank's business plan does not contemplate any future capital contributions from the Trust or the Saul Company.

If the Bank were to become "undercapitalized" under the prompt corrective action regulations, it would be required to file a capital restoration plan with the OTS setting forth, among other things, the steps the Bank would take to become "adequately capitalized." The OTS could not accept the plan unless the Holding Companies guaranteed in writing the Bank's compliance with that plan. The aggregate liability of the Holding Companies under such a commitment would be limited to the lesser of (i) an amount equal to 5.0% of the Bank's total assets at the time the Bank became "undercapitalized" and (ii) the amount necessary to bring the Bank into compliance with all applicable capital standards as of the time the Bank fails to comply with its capital plan. If the holding companies refused to provide the guarantee, the Bank would be subject to the more restrictive supervisory actions applicable to "significantly undercapitalized" institutions.

FEDERAL TAXATION

The Trust terminated its status as a real estate investment trust for federal income tax purposes in 1978 and is now taxable as a corporation. The Trust's real estate operations have generated sizable depreciation, interest and other deductions in excess of its total income and, as a result, the Trust has had substantial net operating loss carryovers for federal income tax purposes ("NOLs"). The Trust and its subsidiaries join in the filing of a consolidated federal income tax return using the accrual method of accounting on the basis of a fiscal year ending September 30.

Since June 28, 1990 the Bank and its subsidiaries have joined in the consolidated federal income tax returns filed by the Trust on a fiscal year basis. Prior to June 28, 1990, the Bank and its subsidiaries filed a consolidated federal income tax return on a calendar-year basis.

Savings institutions such as the Bank generally are taxed in the same manner as other corporations. There are, however, several special rules that apply principally to savings institutions (and, in some cases, other financial institutions). Certain significant aspects of the federal income taxation of the Bank are discussed below.

The Internal Revenue Service ("IRS") has concluded the audits of the federal income tax returns of the Trust for the taxable years ended September 30, 1992 and September 30, 1993. The IRS audit adjustments did not have a significant adverse effect on the Trust's reported earnings under Gaap.

Bad Debt Reserve. Savings institutions that satisfy certain requirements (so-called "qualifying institutions" as defined by the Internal Revenue Code) are permitted to establish reserves for bad debts and to deduct each year reasonable additions to those reserves in lieu of taking a deduction for bad debts actually sustained during the taxable year. To qualify for this treatment, at least 60% of a savings institution's assets must be "qualifying assets," including cash, certain U.S. and state government securities, obligations of certain deposit insurance corporations, loans secured by interests in residential real property and loans made for the improvement of residential real property.

The Bank has calculated the bad debt deduction for tax purposes under the experience method since calendar year 1988. The experience method is based on the institution's actual loan loss experience over a prescribed period. If the Bank were not treated as a qualifying institution for any taxable year, it would be required to recapture its bad debt reserve (for 1997, approximately $111.8 million) into taxable income. In addition, the Bank would be allowed to deduct only those bad debts that actually were sustained during the taxable year. If the Bank were no longer permitted to use the reserve method, the change would not have a significant adverse effect on the Bank's reported earnings under generally accepted accounting principles.

Provisions that repealed the thrift bad debt provisions of the Internal Revenue Code were included in the Small Business Act of 1996 and are effective for tax years beginning after December 31, 1995. As a result, the Bank is no longer able to use the "reserve method" for computing its bad debt deduction and is allowed to deduct only those bad debts actually incurred during the taxable year. The bad debt provisions of this legislation also require thrifts to recapture and pay tax on bad debt reserves accumulated since 1987 over a six year period, beginning with a thrift's taxable year starting after December 31, 1995 (or, if the thrift meets a loan origination test, beginning up to two years later). Bad debt reserves accumulated prior to 1988 do not have to be recaptured under this legislation. The tax liability related to the recapture of the bad debt reserves accumulated since 1987 has been reflected in the Bank's financial statements as of September 30, 1997.

Consolidated Tax Returns; Tax Sharing Payments. In recent years, the operations of the Trust have generated significant NOL's. The Bank's taxable income in the current year was sufficient to fully utilize all NOL carryforwards and the current year tax loss of the Trust. Under the terms of a tax sharing agreement dated June 28, 1990 (the "Tax Sharing Agreement"), Chevy Chase is obligated to make payments to the Trust based on its taxable income, as explained more fully below. Under the terms of the Bank's board resolution, the Bank is permitted to make tax sharing payments to the Trust of up to $15.0 million relating to any fiscal year without OTS approval.

The Tax Sharing Agreement generally provides that each member of the Trust's affiliated group is required to pay the Trust an amount equal to 100% of the tax liability that the member would have been required to pay to the IRS if the member had filed on a separate return basis. These amounts generally must be paid even if the affiliated group has no tax liability or the group's tax liability is less than the sum of such amounts. Under the Tax Sharing Agreement, the Trust, in turn, is obligated to pay to the applicable tax authorities the overall tax liability, if any, of the group. In addition, to the extent the net operating losses or tax credits of a particular member reduce the overall tax liability of the group, the Trust is required to reimburse such member on a dollar-for-dollar basis, thereby compensating the member for the group's use of its net operating losses or tax credits.

The Bank made a tax sharing payment of $20.6 million in fiscal 1990, tax sharing payments totaling $29.6 million in fiscal 1991 and a tax sharing payment of $5.0 million in fiscal 1993. OTS approval of the $5.0 million payment made in 1993 was conditioned on a pledge by the Trust of certain Trust assets to secure certain of its obligations under the Tax Sharing Agreement. Following execution of such a pledge, the OTS approved, and the Bank made during fiscal 1994, 1995, 1996, and 1997 additional tax sharing payments of $9.6, $20.5, $25.0, and $9.8 million, respectively, to the Trust. At September 30, 1997, no tax sharing payments were due from the Bank to the Trust. It is expected that the Bank will have taxable income in future years and additional operating losses will be utilized to reduce the overall tax liability of the group which would otherwise arise from such taxable income of the Bank (or from the taxable income of other members of the Trust's affiliated group).

In general, if the Bank has net operating losses or unused tax credits in any taxable year, under the Tax Sharing Agreement the Trust is obligated to reimburse the Bank in an amount generally equal to (i) the tax benefit to the group of using such tax losses or unused tax credits in the group's consolidated federal income tax return for such year, plus (ii) to the extent such losses or credits are not used by the group in such year, the amount of the tax refunds which the Bank would otherwise have been able to claim if it were not being included in the consolidated federal income tax return of the group (but not in excess of the net amount paid by the Bank to the Trust pursuant to the Tax Sharing Agreement). There is no assurance that the Trust would be able to fulfill this obligation. If the Trust did not make the reimbursement, the OTS could attempt to characterize such nonpayment as an unsecured extension of credit by the Bank to the Trust which, as described above under "Regulation Holding Company Regulation," is prohibited under current law. The Tax Sharing Agreement itself does not provide for any remedies upon a breach by any party of its obligations under the Agreement. As noted above, at September 30, 1997, no tax sharing payments were due from the Bank to the Trust.

STATE TAXATION

Maryland law does not allow the filing of consolidated income tax returns, and thus the Trust and its subsidiaries, which includes the Bank, subject to Maryland income tax are required to file separately in Maryland. The Trust and its subsidiaries are also subject to income taxes in other states, some of which allow or require combined or consolidated filing. The Commonwealth of Virginia is currently conducting audits of the consolidated state income tax returns of the Trust for the taxable years ended September 30, 1991, September 30, 1992 and September 30, 1993.

                                    BANKING

REGULATION

Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank (the "FHLB") of Atlanta. The 12 FHLBs are administered by the Federal Housing Finance Board, an independent agency within the executive branch of the federal government. The FHLBs serve as a central credit facility for their members. Their primary credit mission is to enhance the availability of residential mortgages. From time to time, the Bank obtains advances from the FHLB. At September 30, 1997, the Bank had outstanding $188.5 million of advances from the FHLB of Atlanta. See Note 19 to the Consolidated Financial Statements in this report and "Deposits and Other Sources of Funds - Borrowings."

As a member of the FHLB of Atlanta, the Bank is required to acquire and hold shares of capital stock in that bank in an amount equal to the greater of: (i) 1.0% of mortgage-related assets (i.e., home mortgage loans, home-purchase contracts and similar obligations); (ii) 0.3% of total assets; (iii) $500; or
(iv) 5.0% of outstanding advances. Pursuant to this requirement, the Bank had an investment of $33.2 million in FHLB stock at September 30, 1997. The Bank earned dividends of $2.0 million and $2.3 million during the years ended September 30, 1997 and 1996, respectively.

Liquidity Requirements. The Bank is required to maintain a daily average balance of liquid assets (including cash, federal funds, certain time deposits, certain bankers' acceptances, certain corporate debt securities and commercial paper, securities of certain mutual funds and specified U.S. Government, state government and federal agency obligations) equal to a specified percentage of its average daily balance of deposits (based upon the preceding month's average balances), plus borrowings (or portions thereof) payable in one year or less. Prior to November 24, 1997, this liquidity requirement was 5.0%. Federal regulations also required that each institution maintain an average daily balance of short-term liquid assets equal to at least 1.0% of its average daily balance of deposits, plus borrowings payable in one year or less. If an institution's liquid assets or short-term liquid assets at any time do not at least equal (on an average daily basis for the month) the amount required by the OTS, the institution could be subject to various monetary penalties imposed by the OTS. At September 30, 1997, the Bank was in compliance with both requirements, with both a liquid assets ratio and a short-term liquid assets ratio of 11.1%.

Effective November 24, 1997, the OTS reduced the liquidity requirement from 5% to 4% and eliminated the 1% short-term liquid asset requirement. In addition, the OTS added flexibility in calculating the liquidity base, permitting an institution to use either: (i) its liquidity base at the end of the preceding quarter or (ii) the average daily balance of its liquidity base during the preceding quarter. Finally, the OTS expanded the assets that qualify as liquid assets to include long-term obligations of the United States government and federal agencies, certain mortgage-related securities, and certain mortgage loans.

Deposit Insurance Premiums. Under FDIC insurance regulations, the Bank is required to pay premiums to the Savings Association Insurance Fund (the "SAIF") for insurance of its accounts. The FDIC utilizes a risk-based premium system in which an institution pays premiums for deposit insurance on its SAIF-insured deposits based on supervisory evaluations and on the institution's capital category under the OTS's prompt corrective action regulations. See "Prompt Corrective Action."

Although the FDIC insures commercial banks as well as thrifts, the insurance reserve funds for commercial banks and thrifts have been segregated into the Bank Insurance Fund (the "BIF") and the SAIF, respectively. The FDIC is required to maintain the reserve levels of both the BIF and the SAIF at 1.25% of insured deposits, which the BIF reached during fiscal 1995. Legislation was enacted on September 30, 1996 that, among other things, imposed on thrift institutions a one-time assessment of 65.7 cents for every $100 of SAIF-insured deposits to recapitalize the SAIF to the 1.25% level. Pursuant to this legislation, effective January 1, 1997, the FDIC lowered the risk-based schedule for SAIF assessment rates so that the rates for SAIF members are identical to the rates for BIF members. Beginning in 1997, commercial banks are required to share in the payment of interest due on Financing Corporation ("FICO") bonds used to provide liquidity to the savings and loan industry in the 1980s. Annualized FICO assessments which were added to deposit insurance premiums equaled 6.49 basis points for SAIF members and 1.298 basis points for BIF members for the first semi-annual period of 1997 and 6.31 basis points for SAIF members and 1.262 basis points for BIF members for the second semi-annual period of 1997. This differential is expected to remain in effect through December 31, 1999, after which BIF and SAIF members will pay identical FICO assessments, which are expected to be approximately 2.4 basis points. Thus, the Bank and other institutions with SAIF-assessable deposits will continue to pay somewhat higher deposit insurance premiums than institutions with BIF-assessable deposits, which could lead to a competitive disadvantage in the pricing of loans and deposits.

SAIF insurance may be terminated by the FDIC, after notice and a 30-day corrective period, upon a finding by the FDIC that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The 30-day period may be eliminated by the FDIC with the approval of the OTS.

Regulatory Capital. Under OTS regulations implementing the capital requirements imposed by FIRREA, savings institutions, such as the Bank, are subject to a minimum tangible capital requirement, a minimum core (or leverage) capital requirement, and a minimum total risk-based capital requirement. Each of these requirements generally must be no less stringent than the capital standards for national banks. At September 30, 1997, the Bank's tangible, core and total risk-based regulatory capital ratios were 6.96%, 6.96% and 13.50%, respectively, compared to the minimum requirements under FIRREA of 1.50%, 3.00% and 8.00%, respectively, in effect at that date.

Under FIRREA's minimum leverage ratio, Chevy Chase must maintain a ratio of "core capital" to tangible assets of not less than 3.0%. However, under the OTS "prompt corrective action" regulations, an institution that is not in the highest supervisory category must maintain a minimum leverage ratio of 4.0% to be considered an "adequately capitalized" institution. See "Prompt Corrective Action." In October 1997, the OTS proposed amendments to its capital regulations that would establish a minimum leverage ratio of 4.0% for institutions not in the highest supervisory category. "Core capital" generally includes common shareholders' equity, noncumulative perpetual preferred stock and minority interests in consolidated subsidiaries, less investments in certain subsidiaries and certain intangible assets, except that under interim guidance issued by the OTS, servicing assets (both mortgage and non-mortgage) and purchased credit card relationships ("PCCRs") may be included up to an aggregate amount of 50% of core capital. PCCRs and non-mortgage servicing assets are also subject to a sublimit of 25% of core capital. For these purposes, servicing assets and PCCRs are valued at the lesser of 90% of fair market value or 100% of the current unamortized book value. At September 30, 1997, the Bank had qualifying servicing assets of $41.4 million, which constituted 9.8% of core capital at that date, and had no PCCRs.

In August 1997, the OTS and the other federal bank regulatory agencies proposed amendments to their regulatory capital requirements relating to servicing assets. Under the proposal, the limitation on the amount of mortgage servicing assets that can be included in Tier 1 capital would be increased from 50% to 100%. However, all non-mortgage servicing assets would be fully deducted from core capital. The agencies also requested comment on whether to require deduction from regulatory capital of amounts representing rights to future interest income from serviced assets in excess of contractually specified servicing fees ("interest-only strips") and whether the deduction for servicing assets should be net of any associated deferred tax liability. The Bank is unable to predict at this time whether and in what form any amendments will be adopted. As of September 30, 1997, the Bank had $0.6 million in non-mortgage servicing assets and $68.8 million in interest-only strips, net of any associated deferred tax liability that, if the OTS ultimately requires deduction of all non-mortgage servicing assets and interest-only strips and no grandfathering is provided for existing transactions, would be required to be deducted from core capital.

Deductions from capital apply for investments in, and loans to, subsidiaries engaged in activities not permissible for national banks, for equity investments that are not permissible for national banks and for the portion of land loans and non-residential construction loans in excess of an 80% loan-to-value ratio.

The tangible capital requirement adopted by the OTS requires a savings institution to maintain "tangible capital" in an amount not less than 1.5% of tangible assets, which is the minimum ratio required by FIRREA. "Tangible capital" is defined as core capital less investments in certain subsidiaries and any intangible assets (including supervisory goodwill), plus qualifying servicing assets valued at the amount includable in core capital.

The risk-based capital requirements issued by the OTS provide that the capital ratio applicable to an asset is adjusted to reflect the degree of credit risk associated with that asset and that the asset base for computing a savings institution's capital requirement includes off-balance-sheet assets. Capital must be maintained against assets sold with recourse despite the fact that the assets are accounted for as having been sold. However, the amount of capital required need not exceed the amount of recourse retained. The amount of recourse retained in connection with the Bank's securitization activities typically includes the full amount of any spread account or other asset posted as collateral and interest-only strips recorded by the Bank.

On November 5, 1997, the OTS and the other federal bank regulatory agencies proposed revisions to their risk-based capital regulations to address the regulatory capital treatment of recourse obligations and direct credit substitutes involving exposure to credit risk. The proposal (i) would define recourse to include, among other things, providing credit enhancement beyond any contractual obligation to support assets sold and providing representations and warranties other than those that relate to an existing state of facts that the seller can either control or verify with reasonable due diligence at the time the assets are sold; (ii) would treat direct credit substitutes and recourse obligations consistently; and (iii) would use credit ratings and possibly certain other alternative approaches to match the risk-based capital assessment more closely to an institution's relative risk of loss in asset securitizations. The agencies intend that any final rules adopted in connection with the proposal that result in increased risk-based capital requirements for an institution will apply only to transactions consummated after the effective date of any final rules.

There are currently four categories of risk-weightings: 0% for cash and similar assets, 20% for qualifying mortgage-backed securities, 50% for qualifying residential permanent real estate loans and 100% for other assets, including credit card loans, commercial real estate loans and loans more than 90 days past due and for real estate acquired in settlement of loans. Savings institutions generally are required to maintain risk-based capital equal to 8.0% of risk-weighted assets, with at least half of that amount in the form of core capital.

A savings institution's supplementary capital may be used to satisfy the risk-based capital requirement only to the extent of the institution's core capital. Supplementary capital includes cumulative perpetual preferred stock, qualifying non-perpetual preferred stock, qualifying subordinated debt, nonwithdrawable accounts and pledged deposits, and allowances for loan and lease losses (up to a maximum of 1.25% of risk-weighted assets). At September 30, 1997, the Bank had $93.0 million in allowances for loan and lease losses, of which $73.0 million was includable as supplementary capital.

Subordinated debt may be included in supplementary capital with OTS approval subject to a phase-out based on its remaining term to maturity. The phase-out established for such maturing capital instruments by the OTS permits an institution to include such instruments in supplementary capital under one of two phase-out options: (i) at the beginning of each of the last five years prior to the maturity date of the instrument, the institution may reduce the amount eligible to be included by 20% of the original amount or (ii) the institution may include only the aggregate amount of maturing capital instruments that mature in any one year during the seven years immediately prior to an instrument's maturity that does not exceed 20% of the institution's capital. Once an institution selects either the first or second option, it must continue to select the same option for all subsequent issuances of maturing capital instruments as long as there is any outstanding balance of such instruments for which an option has been selected. At September 30, 1997, the Bank had $250.0 million in maturing subordinated capital instruments, all of which was includable as supplementary capital. Of that amount, $150.0 million matures in 2005 and $100.0 million matures in 2008. See "Deposits and Other Sources of Funds - Borrowings."

The OTS has indefinitely delayed implementation of an interest-rate risk component of its risk-based capital regulation pending the testing of an OTS appeals process. Under that component, an institution that would experience a change in "portfolio equity" in an amount in excess of 2.0% of the institution's assets as a result of a 200 basis point increase or decrease in the general level of interest rates would be required to maintain additional amounts of risk-based capital based on the lowest interest rate exposure at the end of the three previous quarters. At September 30, 1997, the Bank would not have been required to maintain additional amounts of risk-based capital had the interest-rate risk component of the capital regulations been in effect.

The OTS also considers concentration of credit risk and risks arising from non-traditional activities, as well as a thrift's ability to manage these risks, in evaluating whether the thrift should be subject to an individual minimum capital requirement.

OTS regulations contain special rules affecting savings institutions with certain kinds of subsidiaries. For purposes of determining compliance with each of the capital standards, a savings institution's investments in, and extensions of credit to, subsidiaries engaged in activities not permissible for a national bank ("non-includable subsidiaries") are, with certain exceptions, deducted from the savings institution's capital. At September 30, 1997, investments in non-includable subsidiaries were fully deducted from all three FIRREA capital requirements. All or a portion of the assets of each of a savings institution's subsidiaries are generally consolidated with the assets of the savings institution for regulatory capital purposes unless all of the savings institution's investments in, and extensions of credit to, such subsidiary are deducted from capital. Chevy Chase's real estate development subsidiaries are its only subsidiaries engaged in activities not permissible for a national bank. At September 30, 1997, the Bank's investments in, and extensions of credit to, its non-includable subsidiaries totaled approximately $4.0 million, of which $3.8 million constituted a deduction from tangible capital.

OTS capital regulations also require the 100% deduction from total capital of all equity investments that are not permissible for national banks and the portion of land loans and non-residential construction loans in excess of an 80% loan-to-value ratio. The Bank's equity investments at September 30, 1997 were certain properties classified as real estate held for sale which the Bank has agreed to treat as equity investments for regulatory capital purposes. At September 30, 1997, the book value of these properties after subsequent valuation allowances, was $15.3 million, of which $14.5 million was required to be deducted from total capital. The Bank had no land loans or non-residential construction loans with loan-to-value ratios greater than 80% at September 30, 1997. The Bank has $1.0 million of general valuation allowances maintained against its non-includable subsidiaries and equity investments which, pursuant to OTS guidelines, are available as a "credit" against the deductions from capital otherwise required.

OTS capital regulations provide a five-year holding period (or such longer period as may be approved by the OTS) for real estate acquired in settlement of loans ("REO" or "real estate held for sale") to qualify for an exception from treatment as an equity investment. If an REO property is considered an equity investment, its then-current book value is deducted from total risk-based capital. Accordingly, if the Bank is unable to dispose of any REO property (through bulk sales or otherwise) prior to the end of its applicable five-year holding period and is unable to obtain an extension of such five-year holding period from the OTS, the Bank could be required to deduct the then-current book value of such REO property from risk-based capital. In November 1996, the Bank received from the OTS extensions through November 12, 1997 of the holding periods for certain of its REO properties acquired through foreclosure in fiscal 1990, 1991 and 1992. The Bank has submitted to the OTS a request for a further extension of the holding periods through fiscal 1998 for certain of its REO properties. Based on its capital ratios at September 30, 1997, the Bank's capital ratios would have remained above the levels required for well-capitalized institutions even if the book value of REO properties for which an extension has not yet been received had been deducted from total risk-based capital as of that date. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Capital - Board Resolution and Regulatory Requirements."

The Bank's ability to maintain capital compliance is dependent on a number of factors, including, for example, general economic conditions and the condition of local real estate markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Capital - Board Resolution and Regulatory Requirements."

The OTS has the authority to require an institution to maintain capital at levels above the minimum levels generally required, but has not taken any such action with respect to the Bank.

Prompt Corrective Action. Pursuant to FDICIA, the OTS and the other federal agencies regulating financial institutions have adopted regulations which apply to every FDIC-insured commercial bank and thrift institution a system of mandatory and discretionary supervisory actions which generally become more severe as the capital levels of an individual institution decline. The regulations establish five capital categories to which institutions are assigned for purposes of determining their treatment under these prompt corrective action provisions. An institution is categorized as "well capitalized" under the regulations if (i) it has a leverage ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10.0%, and (ii) is not subject to any written agreement, order, capital directive or prompt corrective action directive issued by the OTS to meet and maintain a specific capital level. An institution is considered "adequately capitalized" if such capital ratios are at least 4.0% (3.0% if rated in the highest supervisory category), 4.0% and 8.0%, respectively. An institution with a leverage ratio below 4.0% (3.0% if rated in the highest supervisory category), a tier 1 risk-based capital ratio below 4.0% or a total risk-based capital ratio below 8.0% is considered "undercapitalized" and an institution with ratios under 3.0%, 3.0% or 6.0%, respectively, is considered "significantly undercapitalized." Finally, an institution is considered "critically undercapitalized," and subject to provisions mandating appointment of a conservator or receiver, if its ratio of "tangible equity" (generally defined by the OTS as core capital plus cumulative perpetual preferred stock) to total assets is 2.0% or less. An institution's classification category could be downgraded if, after notice and an opportunity for a hearing, the OTS determined that the institution is in an unsafe or unsound condition or has received and has not corrected a less than satisfactory examination rating for asset quality, management, earnings or liquidity.

At September 30, 1997, the Bank's leverage, tier 1 risk-based and total risk-based regulatory capital ratios were 6.96%, 7.24% and 13.50%, respectively, which exceeded the minimum ratios established for "well capitalized" institutions.

Board Resolution. At the request of the OTS, the Board of Directors of the Bank adopted a resolution in March 1996 which, among other things, permits the Bank:
(i) to make tax sharing payments without OTS approval to the Trust, which owns 80% of the Bank's Common Stock, of up to $15.0 million relating to any single fiscal year; and (ii) to declare dividends on its stock in any quarterly period up to the lesser of (A) 50% of its after tax net income for the immediately preceding quarter or (B) 50% of the average quarterly after tax net income for the immediately preceding four quarter period, minus (in either case) dividends declared on the Bank's preferred stock during that quarterly period. The resolution also provides that the Bank will present a plan annually to the OTS detailing anticipated consumer loan securitization activity.

Qualified Thrift Lender ("QTL") Test. Insured savings institutions like the Bank must meet a QTL test to avoid imposition of certain restrictions. The QTL test requires thrifts to maintain a "thrift investment percentage" equal to a minimum of 65%. The numerator of such percentage is the thrift's "qualified thrift investments" and the denominator is the thrift's "portfolio assets." "Portfolio assets" is defined as total assets minus (i) the thrift's premises and equipment used to conduct its business, (ii) liquid assets, as defined up to 20 percent of total assets, and (iii) intangible assets, including goodwill. The QTL test must be met on a monthly average basis in nine out of every 12 months.

The Bank had 86.8% of its assets invested in qualified thrift investments at September 30, 1997, and met the QTL test in each of the previous 12 months.

A thrift's "qualified thrift investments" consist of residential housing loans (including home equity loans and manufactured housing loans), mortgage-backed securities, FHLB and Federal National Mortgage Association stock, small business loans, credit card and educational loans. Portions of other assets are also includable, provided that the total of these assets does not exceed 20% of portfolio assets. Assets in this category include consumer loans (other than credit card and educational loans), 50% of residential housing loans originated and sold within 90 days, investments in real estate-oriented service corporations, 200% of mortgage loans for residences, churches, schools, nursing homes and small businesses in areas with unmet credit needs (low or moderate income areas where credit demand exceeds supply). Intangible assets, including goodwill, are specifically excluded from qualified thrift investments.

An institution that fails to meet the QTL test is subject to significant penalties. Immediately after an institution ceases to meet the QTL test, it (i) may not make any new investment or engage directly or indirectly in any other new activity unless the investment or activity would be permissible for a national bank, (ii) may not establish any new branch office at any location at which a national bank could not establish a branch office, (iii) may not obtain new advances from the applicable FHLB and (iv) may not pay dividends beyond the amounts permissible if it were a national bank. One year following an institution's failure to meet the test, the institution's holding company parent must register and be subject to supervision as a bank holding company. Three years after failure to meet the QTL test, an institution may not retain any investments or engage in any activities that would be impermissible for a national bank, and must repay any outstanding FHLB advances as promptly as possible consistent with the safe and sound operation of the institution. Failure to meet the QTL test also could limit the Bank's ability to establish and maintain branches outside of its home state of Virginia.

Because Chevy Chase is engaged in activities that are not currently permissible for national banks, such as investing in subsidiaries that engage in real estate development activities, failure to satisfy the QTL test would require Chevy Chase to terminate these activities and divest itself of any prohibited assets held at such time. Based on a review of the Bank's current activities, management of the Bank believes that compliance with these restrictions would not have a significant adverse effect on the Bank. In addition, because the Trust is engaged in real estate ownership and development, which are activities that are currently prohibited for bank holding companies, failure by Chevy Chase to meet the QTL test, in the absence of a significant restructuring of the Trust's operations, would, in effect, require the Trust to reduce its ownership of Chevy Chase to a level at which it no longer would be deemed to control the Bank.

The Bank has taken, and will continue to take, steps to meet the QTL test by structuring its balance sheet to include the required percentage of qualified thrift investments.

Dividends and Other Capital Distributions. Under OTS regulations, the ability of thrift institutions such as the Bank to make "capital distributions" (defined to include payment of dividends, stock repurchases, cash-out mergers and other distributions charged against the capital accounts of an institution) varies depending primarily on the institution's earnings and regulatory capital levels. The regulations do not apply to interest or principal payments on debt, including interest or principal payments on the Bank's outstanding subordinated debentures.

Institutions are divided into two tiers for purposes of these regulations. Tier 1 institutions are those in compliance with their capital requirements and which have not been notified by the OTS that they are "in need of more than normal supervision." Tier 1 institutions may make capital distributions without regulatory approval in amounts up to the greater of (i) 100% of net income for the calendar year to date, plus up to one-half of the institution's surplus capital (i.e., the excess of capital over the fully phased-in requirements) at the beginning of the calendar year in which the distribution is made or (ii) 75% of net income for the most recent four quarters. Tier 1 institutions that make capital distributions under the foregoing rules must continue to meet the applicable capital requirements on a pro forma basis after giving effect to such distributions. Tier 1 institutions may seek OTS approval to pay dividends beyond these amounts.

The definition of Tier 2 institutions is no longer applicable because all deductions from capital requirements have been fully phased-in as of July 1, 1996. All institutions are classified as either Tier 1 or Tier 3 institutions since that date.

Tier 3 institutions have capital levels below their current required minimum levels and may not make any capital distributions without the prior written approval of the OTS.

At September 30, 1997, the Bank had sufficient levels of capital to be a Tier 1 institution for purposes of the capital distribution regulation. However, the OTS retains discretion under its capital distribution regulation to treat an institution that is in need of more than normal supervision (after written notice) as a Tier 2 or Tier 3 institution.

In December 1994, the OTS proposed to amend its capital distribution regulation to simplify it and to conform it to the system of "prompt corrective action" established by FDICIA. The proposal would replace the current "tiered" approach with one that, in accordance with the OTS's "prompt corrective action" rule, would allow associations to make only those capital distributions that would not cause capital to drop below the level required to remain adequately capitalized. The proposal would delete from the OTS regulations the current numerical restrictions on the amount of permissible capital distributions, but the OTS indicated that it would continue to use them as general guidelines. The OTS has since indicated that it intends to issue a revised proposal that would differ from the previous proposal.

The OTS retains general discretion to prohibit any otherwise permitted capital distributions on general safety and soundness grounds and must be given 30 days advance notice of all capital distributions. The OTS has approved the payment of dividends on the Bank's outstanding 13% Noncumulative Perpetual Preferred Stock, Series A (the "13% Preferred Stock"), provided that (i) immediately after giving effect to the dividend payment, the Bank's core and risk-based regulatory capital ratios would not be less than 4.0% and 8.0%, respectively; (ii) dividends are earned and payable in accordance with the OTS capital distribution regulation; and (iii) the Bank continues to make progress in the disposition and reduction of its non-performing loans and real estate owned.

Although the Bank believes that dividends paid on the REIT Preferred Stock issued by Chevy Chase Preferred Capital Corporation (the "REIT Subsidiary") should not be considered "capital distributions" for this purpose, there can be no assurances that the OTS would agree with this position. Without addressing the issue of whether dividends on the REIT Preferred Stock are "capital distributions" subject to the regulations, the OTS has indicated that it would not object to the REIT Subsidiary's payment of quarterly dividends on the REIT Preferred Stock in an amount up to the amount of the REIT Subsidiary's net income for that quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Capital - Board Resolution and Regulatory Requirements." The REIT Subsidiary currently expects that its net income will be in excess of amounts needed to pay dividends on the REIT Preferred Stock. However, dividends paid on the REIT Preferred Stock in excess of the REIT Subsidiary's net income could be treated as "capital distributions" by the OTS, in which case the REIT Subsidiary's payment of such dividends would be subject to restrictions under the OTS capital distribution regulations. Moreover, if dividends on the REIT Preferred Stock were treated as "capital distributions," they would be included, together with dividends paid on the 13% Preferred Stock and the common stock of the Bank, in calculating the amount of "capital distributions" that could be paid by the Bank without obtaining OTS approval.

In May 1988, in connection with the merger of a Virginia thrift into the Bank, the B.F. Saul Company (the "Saul Company") and the Trust entered into a capital maintenance agreement in which they agreed not to cause the Bank without prior written approval of its federal regulator to pay "dividends" in any fiscal year in excess of 50% of the Bank's net income for that fiscal year, provided that any dividends permitted under such limitation could be deferred and paid in a subsequent year. However, under both the current and the proposed OTS capital distribution rule, with the approval of the OTS, the Bank could substitute the requirements of the OTS capital distribution rule for any more stringent requirements imposed on it by a previous written agreement.

The Bank is subject to other limitations on its ability to pay dividends. The indenture pursuant to which $150 million principal amount of the Bank's 9 1/4% Subordinated Debentures due 2005 was issued in 1993 (the "1993 Indenture") provides that the Bank may not pay dividends on its capital stock unless, after giving effect to the dividend, no event of a continuing default shall have occurred and the Bank is in compliance with its regulatory capital requirements. In addition, the amount of the proposed dividend may not exceed the sum of (i) $15 million, (ii) 66 2/3% of the Bank's consolidated net income (as defined) accrued on a cumulative basis commencing on October 1, 1993 and (iii) the aggregate net cash proceeds received by the Bank after October 1, 1993 from the sale of qualified capital stock or certain debt securities, minus the aggregate amount of any restricted payments made by the Bank. Notwithstanding these restrictions on dividends, provided no event of default has occurred or is continuing under the 1993 Indenture, the 1993 Indenture does not restrict the payment of dividends on the 13% Preferred Stock or any payment-in-kind preferred stock issued in lieu of cash dividends on the 13% Preferred Stock or the redemption of any such payment-in-kind preferred stock. The indenture pursuant to which $100 million principal amount of the Bank's 1996 Debentures was issued provides that the proposed dividend may not exceed the sum of the restrictions discussed above for the 1993 Indenture and the aggregate liquidation preference of the Chevy Chase Bank, F.S.B. 10 3/8% Noncumulative Preferred Stock, Series B (the "Series B Preferred Stock"), if issued in exchange for the outstanding REIT Preferred Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Capital - Board Resolution and Regulatory Requirements" and "Security Ownership of Certain Beneficial Owners and Management."

At the request of the OTS, the Board of Directors of the Bank adopted a resolution which permits the Bank to declare dividends on its stock in any quarterly period up to the lesser of (i) 50% of its after tax net income for the immediately preceding quarter or (ii) 50% of the average quarterly after tax net income for the immediately preceding four quarter period, minus (in either case) dividends declared on the Bank's 13% Preferred Stock during that quarterly period. In connection with the Bank's payment of common dividends, the OTS advised the Bank that the dividends paid on the REIT Preferred Stock issued by the new real estate investment trust subsidiary of the Bank also must be deducted from net income for purposes of calculating the 50% limits under this board resolution. The Bank disagrees with the OTS's position regarding the REIT Preferred Stock and intends to seek clarification of this issue from the OTS.

The payment of any dividends on the Bank's common stock and preferred stock will be determined by the Board of Directors based on the Bank's liquidity, asset quality profile, capital adequacy and recent earnings history, as well as economic conditions and other factors deemed relevant by the Board of Directors, including applicable government regulations and policies. See "Deposits and Other Sources of Funds - Borrowings."

Lending Limits. With certain exceptions, the Bank is prohibited from lending to one borrower (including certain related entities of the borrower) amounts in excess of 15% of the institution's unimpaired capital and unimpaired surplus, plus an additional 10% for loans fully secured by readily marketable collateral. The Bank's loans-to-one-borrower limit was approximately $115.2 million at September 30, 1997, and no group relationships exceeded this limit at that date.

Safety and Soundness Standards. The federal financial institution regulators have developed standards to evaluate the operations of depository institutions, as well as standards relating to asset quality, earnings and compensation. The operational standards cover internal controls and audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and employee compensation. An institution that fails to meet a standard that is imposed through regulation may be required to submit a plan for corrective action within 30 days. If a savings association fails to submit or implement an acceptable plan, the OTS must order it to correct the deficiency, and may restrict its rate of asset growth, prohibit asset growth entirely, require the institution to increase its ratio of tangible equity to assets, restrict the interest rate paid on deposits to the prevailing rates of interest on deposits of comparable amounts and maturities, or require the institution to take any other action the OTS determines will better carry out the purpose of prompt corrective action. Imposition of these sanctions is within the discretion of the OTS in most cases, but is mandatory if the savings institution commenced operations or experienced a change in control during the 24 months preceding the institution's failure to meet these standards, or underwent extraordinary growth during the preceding 18 months.

The asset quality standards require that an insured depository institution establish and maintain a system to identify problem assets and prevent deterioration in those assets. The earnings standards require that an insured depository institution establish and maintain a system to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves.

Regulatory Assessments. The OTS imposes the following fees to fund its operations: (i) asset-based assessments for all savings institutions, (ii) examination fees for certain affiliates of savings associations, (iii) application fees, (iv) securities filing fees and (v) publication fees. Of these fees, the semi-annual asset-based assessments (which for the Bank totaled $431,000 for the six-month period ending December 31, 1997) are the most significant.

Other Regulations and Legislation. Chevy Chase must obtain prior approval of the OTS before merging with another institution or before increasing its insured accounts through merger, consolidation, purchase of assets or assumption of liabilities. Also, as a SAIF-insured institution, the Bank is subject to limitations on its ability to buy or sell deposits from or to, or to combine with, a BIF-insured institution. Despite these restrictions, SAIF-insured thrifts may be acquired by banks or by bank holding companies under certain circumstances.

The federal agencies regulating financial institutions possess broad enforcement authority over the institutions they regulate, including the authority to impose civil money penalties of up to $1 million per day for violations of laws and regulations.

Federally chartered thrifts like Chevy Chase generally are permitted to establish new branches anywhere in the United States, provided that they meet the QTL test and their regulatory capital requirements and have at least a satisfactory rating under the Community Reinvestment Act ("CRA").

Amounts realized by the FDIC from the liquidation or other resolution of any insured depository institution must be distributed to pay claims (other than secured claims to the extent of any such security) in the following order of priority: (i) administrative expenses of the receiver, (ii) any deposit liability of the institution, (iii) any other general or senior liability of the institution (which is not an obligation described in clause (iv) or (v)), (iv) any obligation subordinated to depositors or general creditors (which is not an obligation described in clause (v)) and (v) any obligation to stockholders arising as a result of their status as stockholders.

The OTS and the other federal bank regulatory agencies have requested comment on possible changes to the existing regulatory classification policies for retail credit. Among the changes being considered are adoption of: (i) a uniform charge-off policy for open-end and closed-end credit; (ii) a classification policy for loans affected by bankruptcy, fraudulent activity, and/or death of a borrower; (iii) a policy for treatment of partial payments; (iv) a prudent reaging policy for past due accounts; and (v) a classification policy for delinquent residential mortgage and home equity loans. After reviewing the comments received, the agencies plan to issue a revised detailed policy statement for further comment. The Bank is unable to predict at this time what, if any, changes will be made to the existing policies.

PENDING LEGISLATION

Thrift Charter Legislation. Legislation passed in 1996 requires the merger of the BIF and the SAIF into a single Deposit Insurance Fund on January 1, 1999, but only if the thrift charter is eliminated by that date. Congress is considering legislation in various forms that would require federal thrifts, like the Bank, to convert their charters to national or state bank charters. The House Banking Committee approved a version of such legislation on June 20, 1997 and the House Commerce Committee approved its version of the legislation on October 30, 1997. The current session of Congress adjourned without further action on the bills and leadership of the House has announced its intention to resume consideration of the legislation when Congress returns for the second session in January 1998. In the absence of appropriate "grandfather" provisions, such legislation could have an adverse effect on the Bank and the Trust because, among other things, the Trust engages in activities that are not permissible for bank holding companies and the regulatory capital and accounting treatment for banks and thrifts differs in certain significant respects. While the versions of the bill approved by the House Banking and Commerce Committees both contain grandfather provisions that address many of these issues, the Bank cannot determine at this time whether, or in what form, such legislation may eventually be enacted, and there can be no assurances that any such legislation that is enacted will contain adequate grandfather rights for the Bank or the Trust.

FEDERAL RESERVE SYSTEM

The Federal Reserve Board (the "FRB") requires depository institutions, including federal savings banks, to maintain reserves against their transaction accounts and certain non-personal deposit accounts. Because reserves generally must be maintained in cash or non-interest-bearing accounts, the effect of the reserve requirement is to decrease the Bank's earning asset base. FRB regulations generally require that reserves be maintained against net transaction accounts. Prior to December 30, 1997, the first $4.4 million of a depository institution's transaction accounts were subject to a 0% reserve requirement. The next $44.9 million in net transaction accounts were subject to a 3.0% reserve requirement and any net transaction accounts over $49.3 million were subject to a 10.0% reserve requirement. Effective December 30, 1997, the FRB increased the amount of transaction accounts subject to a 0% reserve requirement from $4.4 million to $4.7 million and decreased the "low reserve tranche" from $44.9 million to $43.1 million. The Bank met its reserve requirements for each period during the year ended September 30, 1997. The balances maintained to meet the reserve requirements imposed by the FRB also may be used to satisfy liquidity requirements which are imposed by the OTS.

Savings institutions may borrow from the FRB "discount window," although FRB regulations require these institutions to exhaust all reasonable alternate sources of funds, including FHLB sources, before borrowing from the FRB. FDICIA imposes additional limitations on the ability of the FRB to lend to undercapitalized institutions through the discount window.

COMMUNITY REINVESTMENT ACT

Under the CRA and the OTS's regulations, a savings association has a continuing and affirmative obligation to help meet the credit needs of its local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. In connection with its examination of a savings association, the OTS is required to assess the institution's record in satisfying the intent of the CRA. In addition, the OTS is required to take into account the institution's record of meeting the credit needs of its community in determining whether to grant approval for certain types of applications.

The Bank is committed to fulfilling its CRA obligation by providing access to a full range of credit-related products and services to all segments of its community. Based on an OTS examination covering the period from January 1994 through June 1997, the Bank received an "outstanding" CRA rating, the highest rating given by the OTS.

Recent amendments to the CRA regulations, effective July 1, 1997, are designed to focus the CRA examination process more on an institution's actual performance in meeting the credit needs of low- and moderate-income neighborhoods and to minimize consideration of its CRA related procedures. Institutions like the Bank, with more than $250 million in assets, are evaluated primarily on the basis of their lending and investment in, and provision of services, to low- and moderate-income areas unless they request designation and receive approval as wholesale or limited purpose institutions or have been approved for evaluation under a strategic plan. Additionally, large retail banks, such as the Bank, are required to collect and to report additional data concerning small business loans.

In August 1994, Chevy Chase and its subsidiary, B. F. Saul Mortgage Company (together, the "Companies"), entered into an agreement with the United States Department of Justice (the "Department") which committed them to continue the types of lending practices, branching strategies and promotional programs that are designed to increase the level of banking services available to traditionally underserved areas of the Washington, D.C. metropolitan area. Specifically, the Companies agreed to invest $11.0 million in the African-American community of the Washington, D.C. metropolitan area over a five-year period. This commitment obligated the Companies to (i) provide $7.0 million over the five-year period in subsidies for below-market mortgage loans to residents of designated majority African-American neighborhoods in Washington, D.C. and Prince George's County, Maryland; (ii) open two additional mortgage offices in majority African-American neighborhoods in the metropolitan Washington, D.C. area; and (iii) open one new deposit branch in the Anacostia area of Washington, D.C. The Companies also agreed over the same five-year period, among other things, to continue efforts to increase their promotional efforts targeted to residents of African-American neighborhoods, to continue efforts to recruit African-Americans for loan production positions, and to continue various employee training programs. The Companies view these efforts as continuations of their existing programs.

OTHER ASPECTS OF FEDERAL LAW

The Bank is also subject to federal statutory provisions covering other items, including security procedures, currency transactions reporting, insider and affiliated party transactions, management interlocks, truth-in-lending, electronic funds transfers, funds availability and equal credit opportunity.

YEAR 2000 CONSIDERATIONS

Some of the Bank's computer systems are designed to process transactions using two digits to describe the year (e.g., "97" for 1997) rather than four digits and therefore such systems may have difficulty accurately processing transactions and making calculations using dates later than December 31, 1999. Management has implemented a program to upgrade or replace its computer systems to address this problem and expects the upgrades and replacements, along with related testing to be completed not later than December 1998. Management does not expect that the cost of converting such systems will be material to its financial condition or results of operations. Nevertheless, a failure on the part of the Bank to ensure that its computer systems are year 2000 compliant could have a material adverse affect on the Bank's operations. Moreover, if any of the Bank's significant customers or service providers do not successfully and timely achieve year 2000 compliance as to their computer systems, the Bank also could be adversely affected.

RECENT ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards ("SFAS") No. 129, "Disclosure of Information about Capital Structure" ("SFAS 129") establishes standards for disclosing information about an entity's capital structure. SFAS 129 supersedes capital structure disclosure requirements found in previous accounting pronouncements and consolidates them into one statement for ease of retrieval and greater visibility for non-public entities. SFAS 129 is effective for financial statements for periods ending after December 15, 1997. Because SFAS 129 addresses only disclosure related issues, its adoption will not have an impact on the Bank's financial condition or its results of operations.

SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130") was issued in June 1997 and establishes accounting standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 also requires an enterprise to classify items of other comprehensive income by their nature in a financial statement and to display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for fiscal years beginning after December 15, 1997.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), was also issued in June 1997. SFAS 131 establishes accounting standards for the way business enterprises report information about operating segments in annual and interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 requires that a business enterprise report financial and descriptive information, including profit or loss, certain specific revenue and expense items, and segment assets, about its reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance.

SFAS 131 is effective for financial statements for periods beginning after December 15, 1997. Because SFAS 131 addresses only disclosure related issues, its adoption will not have an impact on the Bank's financial condition or its results of operations.

MARKET AREA

The Bank's principal deposit and lending markets are located in the Washington, D.C. metropolitan area. Service industries and federal, state and local governments employ a significant portion of the Washington, D.C. area labor force, while a substantial number of the nation's 500 largest corporations have some presence in the area. The Washington, D.C. area's seasonally unadjusted unemployment rate is generally below the national rate and was 3.5% in September 1997, compared to the national rate of 4.7%.

Chevy Chase historically has relied on retail deposits originated in its branch network as its primary funding source. See "Deposits and Other Sources of Funds." Chevy Chase's principal market for deposits consists of Montgomery and Prince George's Counties in Maryland and Fairfax County in Virginia. Approximately 19.4% of the Bank's deposits at September 30, 1997 were obtained from depositors residing outside of Maryland and Northern Virginia. Chevy Chase had the largest market share of deposits in Montgomery County and ranked third in market share of deposits in Prince George's County at June 30, 1996, according to the most recently published industry statistics. The per capita income of each of Montgomery and Fairfax Counties ranks among the highest of counties and equivalent jurisdictions nationally. These two counties are also the Washington, D.C. area's largest suburban employment centers, with a substantial portion of their labor force consisting of federal, state and local government employees. Private employment is concentrated in services and retail trade centers. Unemployment in Montgomery and Fairfax Counties in September 1997 (2.4% and 2.5%, respectively) was below the national rate (4.7%) and state rates (4.7% for Maryland and 4.1% for Virginia) for the same month.

The Bank historically has concentrated its lending activities in the Washington, D.C. metropolitan area. See "Lending Activities."

INVESTMENT AND OTHER SECURITIES

The Bank is required by OTS regulations to maintain a specific minimum amount of liquid assets and short-term liquid assets invested in certain qualifying types of investments. See "Regulation - Liquidity Requirements." To meet these requirements, the Bank maintains a portfolio of cash, federal funds and mortgage-backed securities with final maturities of five years or less. The balance of investments in excess of regulatory requirements reflects management's objective of maintaining liquidity at a level sufficient to assure adequate funds to meet expected and unexpected balance sheet fluctuations.

The Bank classifies its investment and mortgage-backed securities as either "held-to-maturity", "available-for-sale" or "trading" at the time such securities are acquired. At September 30, 1997 and 1996, all such securities are classified as held-to-maturity.

Prior to fiscal 1995, the Bank classified all of its investment and mortgage-backed securities as available-for-sale. During fiscal 1995, the Bank transferred at fair value all of such securities to held-to-maturity. Net unrealized holding losses, net of the related income tax effect, continue to be reported as a separate component of stockholders' equity and are being amortized to income over the remaining lives of the securities.

OTS guidelines require that investments in securities be accounted for in accordance with generally accepted accounting principles ("GAAP"), summarize the applicable accounting principles and provide guidance regarding the application of GAAP in determining whether securities are properly classified as held-to-maturity, available-for-sale or trading.

As part of its mortgage banking activities, the Bank exchanges loans held for sale for mortgage-backed securities and then sells the mortgage- backed securities, which are classified as trading securities, to third party investors in the month of issuance. There were no mortgage securities classified as trading securities at September 30, 1997.

At September 30, 1997, the Bank held one automobile loan-backed security which was classified as trading. The security was issued in conjunction with an automobile loan securitization transaction and represents a separate class of certificates, all of which was retained by the Bank. See "Consumer Lending."

LENDING ACTIVITIES

Loan Portfolio Composition. At September 30, 1997, the Bank's loan portfolio totaled $2.5 billion, which represented 41.6% of its total assets. (All references in this report to the Bank's loan portfolio refer to loans, whether they are held for sale and/or securitization or for investment, and exclude mortgage-backed securities.) Loans collateralized by single-family residences constituted 37.2% of the loan portfolio at that date.

The following table sets forth information concerning the Bank's loan portfolio (net of unfunded commitments) for the periods indicated.

LOAN PORTFOLIO
(Dollars in thousands)

                                                                     September 30,
                          -----------------------------------------------------------------------------------------------------
                                  1997                1996                1995                 1994                1993
                          ------------------- ------------------- ------------------- -------------------- --------------------
                                       % of                % of                % of                % of                  % of
                             Balance   Total     Balance   Total     Balance   Total     Balance   Total      Balance   Total
                          ------------ ------ ------------ ------ ------------ ------ ------------ ------- ------------ -------
Single family
    residential (1)       $   849,955   33.5% $ 1,601,483   47.4% $ 1,391,694   47.3% $ 1,369,571   53.7%  $ 1,287,333    53.6%

Home equity (1)                94,088    3.7       32,052    0.9       29,024    1.0       34,708    1.4        60,549     2.5

Commercial real estate
    and multifamily            53,551    2.1       78,866    2.3       85,781    2.9       84,210    3.3        94,079     3.9

Real estate construction
    and ground                 54,998    2.2       63,907    1.9       32,652    1.1       52,350    2.1        62,637     2.6

Commercial                     98,346    3.9       57,023    1.7       13,986    0.5        3,950    0.2         4,116     0.2

Credit card (1)             1,077,149   42.6    1,118,271   33.1    1,012,548   34.4      650,199   25.5       754,520    31.4

Automobile (1)                217,111    8.6      297,560    8.8      239,217    8.1      289,346   11.4       106,725     4.4

Home improvement and
    related loans (1)          49,551    2.0       94,316    2.8      112,705    3.8       37,526    1.5         8,255     0.3

Overdraft lines of
    credit and other
    consumer                   36,029    1.4       37,954    1.1       26,206    0.9       25,375    0.9        25,677     1.1

                          ------------ ------ ------------ ------ ------------ ------ ------------ ------- ------------ -------
                            2,530,778  100.0%   3,381,432  100.0%   2,943,813  100.0%   2,547,235  100.0%    2,403,891   100.0%
                          ------------ ====== ------------ ====== ------------ ====== ------------ ======= ------------ =======
Less:
  Unearned premiums
    and discounts                 449                 836               1,103               1,438                1,543

  Deferred loan
    origination fees
    (costs)                    (2,339)            (13,958)            (13,687)            (10,604)              (3,472)

  Allowance for loan
    losses                    105,679              95,523              60,496              50,205               68,040
                          ------------        ------------        ------------        ------------         ------------
                              103,789              82,401              47,912              41,039               66,111
                          ------------        ------------        ------------        ------------         ------------
      Total loans
        receivable        $ 2,426,989         $ 3,299,031         $ 2,895,901         $ 2,506,196          $ 2,337,780
                          ============        ============        ============        ============         ============
-------------------------------------------------------------------------------------------------------------------------------
(1) Includes loans held for sale and/or securitization, if any.

The Bank adjusts the composition of its loan portfolio in response to a variety of factors, including regulatory requirements and asset and liability management objectives. See "Regulation - Regulatory Capital," "- Qualified Thrift Lender ("QTL") Test" and "Federal Taxation - Bad Debt Reserve" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Asset and Liability Management."

Contractual Principal Repayments of Loans. The following table shows the scheduled contractual principal repayments of the Bank's loans at September 30, 1997. The entire balance of loans held for sale and/or securitization is shown in the year ending September 30, 1998, because such loans are expected to be sold in less than one year.

CONTRACTUAL PRINCIPAL REPAYMENTS
(In thousands)
------------------------------------------------------------------------------------------------------------------------------------


                                Principal
                                 Balance                                    Approximate Principal Repayments
                              Outstanding                                  Due in Years Ending September 30,
                                   at        ---------------------------------------------------------------------------------------
                              September 30,                                                                               2013 and
                                1997 (1)        1998        1999         2000      2001-2002     2003-2007   2008-2012   Thereafter
                              ------------- ----------- ----------- ------------ ------------ ------------ ----------- ------------
Single family residential     $     747,070 $    13,703 $    14,429 $     18,431 $     33,682 $     76,366 $   117,795 $    472,664
Home equity                          44,088          --          --           --        3,028        2,289       8,633       30,138
Commercial real estate and
  multifamily                        53,551       4,493          --       10,790       30,018        6,309       1,941           --
Real estate construction
  and ground                         54,998      15,594      10,641        1,296        6,640       20,827          --           --
Commercial                           98,346      39,416       9,045        3,108       21,565       24,632         310          270
Credit card (2)                     987,149      41,431      39,692       38,026       71,331      153,726     124,062      518,881
Automobile                          137,111      22,039      25,465       29,493       60,114           --          --           --
Home improvement and related
  loans                              49,551       2,460       2,782        3,145        7,579       29,511       4,074           --
Overdraft lines of credit and
  other consumer                     36,029       2,840       3,318        3,887        9,944       16,040          --           --
Loans held for sale                 102,885     102,885          --           --           --           --          --           --
Loans held for securitization
  and sale                          220,000     220,000          --           --           --           --          --           --
                              ------------- ----------- ----------- ------------ ------------ ------------ ----------- ------------
  Total loans receivable (3)  $   2,530,778 $   464,861 $   105,372 $    108,176 $    243,901 $    329,700 $   256,815 $  1,021,953
                              ============= =========== =========== ============ ============ ============ =========== ============


Fixed-rate loans              $     336,185 $    36,766 $    44,578 $     47,578 $    108,119 $     72,152 $    16,848 $     10,144
Adjustable-rate loans             1,871,708     105,210      60,794       60,598      135,782      257,548     239,967    1,011,809
Loans held for sale                 102,885     102,885          --           --           --           --          --           --
Loans held for securitization
  andd sale                         220,000     220,000          --           --           --           --          --           --
                              ------------- ----------- ----------- ------------ ------------ ------------ ----------- ------------
  Total loans receivable (3)  $   2,530,778 $   464,861 $   105,372 $    108,176 $    243,901 $    329,700 $   256,815 $  1,021,953
                              ============= =========== =========== ============ ============ ============ =========== ============

-----------------------------------------------------------------------------------------------------------------------------------
(1) Of the total amount of loans outstanding at September 30, 1997 which were due after one year, an aggregate principal balance of approximately $299.4 million had fixed interest rates and an aggregate principal balance of approximately $1.7 billion had adjustable interest rates.
(2) Estimated repayments of credit card loans reflect the required minimum payments.
(3) Before deduction of allowance for loan losses, unearned discounts and deferred loan origination fees (costs).

Actual payments may not reflect scheduled contractual principal repayments due to the effect of loan refinancings, prepayments and enforcement of due-on-sale clauses, which give the Bank the right to declare a "conventional loan" -- one that is neither insured by the Federal Housing Administration ("FHA") nor partially guaranteed by the Veterans' Administration ("VA") -- immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. Although the Bank's single-family residential loans historically have had stated maturities of generally 30 years, such loans normally have remained outstanding for substantially shorter periods because of these factors. At September 30, 1997, principal repayments of $142.0 million are contractually due within the next year. Of this amount, $36.8 million is contractually due on fixed-rate loans and $105.2 million is contractually due on adjustable-rate loans.

Origination, Purchase and Sale of Real Estate Loans. As a federally chartered savings institution, the Bank has general authority to make loans secured by real estate located throughout the United States. The following table shows changes in the composition of the Bank's real estate loan portfolio and the net change in mortgage-backed securities.

ORIGINATION, PURCHASE AND SALE OF REAL ESTATE LOANS
(In thousands)

                                                               For the Year Ended September 30,
                                                   ----------------------------------------------------------
                                                        1997                  1996                 1995
                                                   ---------------       ---------------      ---------------
Real estate loan originations and purchases: (1)


Single family residential                          $    1,392,341        $    1,098,099       $      522,846
Home equity                                               365,076               223,852              219,714
Commercial real estate and multifamily                         29                   345                4,023
Real estate construction and ground                        64,430                72,655               37,510
                                                   ---------------       ---------------      ---------------

Total originations and purchases                        1,821,876             1,394,951              784,093
                                                   ---------------       ---------------      ---------------

Principal repayments                                     (444,375)             (381,365)            (245,376)
Sales (2)                                                (529,545)             (407,200)            (374,414)
Loans transferred to real estate acquired
  in settlement of loans                                   (4,706)               (5,972)              (9,822)
                                                   ---------------       ---------------      ---------------
                                                         (978,626)             (794,537)            (629,612)

Transfers to mortgage-backed securities (3)            (1,566,966)             (363,257)            (156,169)
                                                   ---------------       ---------------      ---------------


Increase (decrease) in real estate loans           $     (723,716)       $      237,157       $       (1,688)
                                                   ===============       ===============      ===============


(1)  Excludes unfunded commitments.
(2)  Includes securitization and sale of home equity credit line receivables of $286.4 million, $96.5 million and  $150.5 million for the years ended September 30, 1997, 1996 and 1995, respectively.
(3)  Represents  real  estate  loans which were  pooled and  exchanged for Credit Suisse, First Boston, FHLMC and FNMA mortgage-backed securities.

Single-Family Residential Real Estate Lending. The Bank originates a variety of loans secured by single-family residential structures. At September 30, 1997, $0.9 billion (or 37.2%) of the Bank's loan portfolio consisted of loans secured by first or second mortgages on such properties, including $13.4 million of FHA-insured or VA-guaranteed loans. Approximately 77.0% of the Bank's single-family residential real estate loans at September 30, 1997 by principal balance were secured by properties located in Maryland, Virginia or the District of Columbia.

The Bank originates VA, FHA and a wide variety of conventional residential mortgage loans through its wholly-owned mortgage banking subsidiary, B.F. Saul Mortgage Company, and through Chevy Chase Mortgage, a division of the Bank. Chevy Chase currently offers fixed-rate loans with maturities of 15 to 30 years and adjustable-rate residential mortgage loans ("ARMs"), principally with maturities of 30 years.

The Bank maintains a wholesale network of correspondents, including loan brokers and financial institutions, in order to supplement its direct origination of single-family residential mortgage loans. The Bank determines the specific loan products and rates under which the correspondents originate the loans, and subjects the loans to the Bank's underwriting criteria and review. During the year ended September 30, 1997, approximately $754.5 million of loans settled under the correspondent program.

At September 30, 1997, 79.8% of the Bank's residential mortgage loans consisted of ARMs scheduled to have interest rate adjustments within five years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Asset and Liability Management." Interest rates on the majority of the Bank's ARMs are adjusted based on changes in yields on U.S. Treasury securities of varying maturities. The interest rate adjustment provisions of the Bank's ARMs contain limitations on the frequency and maximum amount of interest rate adjustments, although such limitations are not required by law. These limitations are determined by a variety of factors, including mortgage loan competition in the Bank's markets. The ARMs currently offered by the Bank are generally subject to a limitation on the annual increase in the interest rate of 2.0% and a limitation on the increase in the interest rate over the term of the loan ranging from 6.0% to 9.0%.

During the current fiscal year, the Bank continued to fulfill its $1.0 billion five-year mortgage loan commitment made in 1994 to meet the credit needs of low- and moderate-income borrowers in the various communities which it serves. As part of this commitment, the Community Development Fund is providing $140.0 million of mortgage financing over a five-year period, with $7.0 million in subsidies for below-market mortgage loans, to families in minority neighborhoods in the District of Columbia and Prince George's County, Maryland.

Loan sales provide the Bank with liquidity and additional funds for lending, enabling the Bank to increase the volume of loans originated and thereby increase loan interest and fee income, and in recent periods have produced additional non-interest income in the form of gains on sales of loans. In fiscal 1997, sales of mortgage loans originated or purchased for sale by the Bank totaled $243.1 million. The marketability of loans, loan participations and mortgage-backed securities depends on purchasers' investment limitations, general market and competitive conditions, mortgage loan demand and other factors. The Bank originates fixed-rate, single-family loans on terms which conform to Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National Mortgage Association ("FNMA") guidelines in order to ensure the salability of the loan in the public secondary mortgage market. In order to manage its interest-rate exposure, the Bank hedges its fixed-rate mortgage loan pipeline by entering into whole loan and mortgage-backed security forward sale commitments. Sales of residential mortgage loans are generally made without recourse to the Bank. At September 30, 1997, the Bank had $102.7 million of single-family residential loans held for sale to investors.

From time to time, as part of its capital and liquidity management plans, the Bank may consider exchanging loans held in its portfolio for lower risk-weighted mortgage-backed securities and retaining those securities in its portfolio rather than selling them in the secondary mortgage market. In September 1997, the Bank exchanged $1.1 billion of single-family residential loans held in its portfolio for mortgage-backed securities which the Bank retained for its own portfolio.

When the Bank sells a residential whole loan or loan participation and retains servicing, or purchases mortgage servicing assets from third parties, it continues to collect and remit loan payments, inspect the properties, make certain insurance and tax payments on behalf of borrowers and otherwise service the loans. The servicing fee, generally ranging from 0.25% to 0.50% of the outstanding loan principal amount per annum, is recognized as income over the life of the loans. The Bank also typically derives income from temporary investment for its own account of loan collections pending remittance to the participation or whole loan purchaser. At September 30, 1997, the Bank was servicing residential permanent loans totaling $3.9 billion for other investors. See "Loan Servicing."

Sales of Mortgage-Backed Securities. A significant portion of the Bank's sales of mortgage-backed securities involve sales pursuant to the Bank's normal mortgage banking operations. Generally, the Bank's policy is to sell its fixed-rate mortgage production which, in the case of most conforming fixed-rate loans, is accomplished by first pooling such loans into mortgage-backed securities. The mortgage-backed securities sold as part of the Bank's mortgage banking operations are generally issued in the same month as the sale of such securities. The securities are formed from conforming fixed-rate loans originated for sale or from conforming fixed-rate loans resulting from the borrower's election to convert from a variable-rate loan to a fixed-rate loan. Mortgage-backed securities held for sale in conjunction with mortgage banking activities are classified as trading securities. As a result of the sale of trading securities in the month such securities are formed, the Consolidated Statements of Cash Flows in this report reflect significant proceeds from the sales of trading securities, even though there are no balances of such securities at September 30, 1997. Fixed-rate loans are designated as held for sale in the Consolidated Balance Sheets in this report.

Home Equity Lending. The Bank's home equity credit line loan provides revolving credit secured principally by a second mortgage on the borrower's home. Such loans are originated directly by the Bank. Home equity credit line loans bear interest at a variable rate that adjusts monthly based on changes in the applicable interest rate index and generally are subject to a maximum annual interest rate of between 18.0% and 24.0%. Except for any amortization of principal that may occur as a result of monthly payments, there are no required payments of principal until maturity. In order to promote its home equity credit line loan program, the Bank currently offers prospective borrowers a below-market interest rate for an introductory period and settlement without closing costs.

In December 1996, the Bank purchased $119.2 million of home equity credit line loans at a premium. The Bank may make additional purchases of such loans in the future as a way to supplement its direct origination of such loans.

Securitizations of home equity credit line receivables have been an important element of the Bank's strategies to enhance liquidity and to maintain compliance with regulatory capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition." The Bank transferred $286.4 million, $96.5 million and $150.5 million of home equity credit line receivables in fiscal 1997, fiscal 1996 and fiscal 1995, respectively, to trusts for securitization and sale to investors. Gains of $11.7 million, $4.7 million and $7.6 million were recognized by the Bank as a result of these transactions. The Bank continues to service the underlying accounts.

Commercial Real Estate and Construction Lending. Commercial, real estate construction and ground loans are originated directly by the Bank. Aggregate balances of residential construction, commercial construction, ground and commercial real estate and multifamily loans decreased 24.0% in fiscal 1997 to $108.5 million at September 30, 1997, from $142.8 million at September 30, 1996. The Bank provides financing, generally at market rates, to certain purchasers of its REO. Additionally, the Bank finances the construction of residential real estate, principally single-family detached homes and townhouses, but generally only when a home is under contract for sale by the builder to a consumer.

Commercial Lending. In July 1994, the Bank began developing an active commercial lending program. Commercial loans are defined as any loans made to a business entity for commercial purposes. Such purposes may include the financing of working capital, the acquisition of machinery and equipment or other assets, and the financing of cash flow needs. Loans for acquisition, construction or permanent financing of real estate used in the borrower's business are considered commercial loans. All commercial loans are underwritten, originated and managed by the Bank's Business Banking Group. A wide variety of products is offered, including revolving lines of credit for working capital or seasonal needs; term loans for the financing of fixed assets; letters of credit; corporate credit cards; cash management services; and other deposit and investment products. Business development efforts have been concentrated in the major industry groups in the metropolitan Washington, D.C. area, as well as a broad base of small businesses and community service organizations. Commercial loans increased $41.3 million during fiscal 1997 to $98.3 million at September 30, 1997 and are expected to continue to grow as the Bank continues to expand this aspect of its business. The recent acquisition of ASB Capital Management, Inc., should enhance the operations of the Business Banking Group by allowing the Bank to offer a broader variety of investment products and fiduciary services to institutional customers.

Under legislation signed into law on September 30, 1996, the authority of federal thrifts, like Chevy Chase, to make commercial loans was increased from 10% to 20% of assets, provided that the additional 10% consists of small business loans.

Credit Card Lending. Chevy Chase provides consumer credit through its credit card program, which offers VISA(R) and MasterCard(R) credit cards and includes Platinum, Gold and Classic cards. Chevy Chase issues the credit cards and receives interest income on credit extended, a fee based on a percentage of credit sales paid by merchants accepting card purchases, and generally, an annual membership fee for use of the cards, as well as certain other fees. Chevy Chase's credit card loan portfolio accounted for 42.6% of Chevy Chase's total loans at September 30, 1997. According to statistics published in the American Banker, Chevy Chase is the third largest issuer of credit cards among thrift institutions, based on managed credit card loans outstanding at June 30, 1997. At September 30, 1997, credit card loans outstanding totaled $1.1 billion and managed credit card receivables, including receivables owned by the Bank and receivables securitized, sold and serviced by the Bank, totaled $5.1 billion.

The Bank emphasizes credit card lending because the shorter term and normally higher interest rates on such loans help it maintain a profitable spread between the average loan yield and the cost of funds. In addition, credit card accounts typically may be sold at a premium over their receivables balances, thus further enhancing their potential value to the Bank. Chevy Chase also believes its credit card program contributes to market share growth in its local markets by attracting new depositors, promoting a high degree of customer loyalty and providing opportunities to cross-market other products of the Bank.

Chevy Chase's internal data processing systems are capable of handling a broad range of credit card program operations, including processing of credit applications and collection functions. Certain data processing and administrative functions associated with the servicing of the credit card accounts are performed on behalf of the Bank by First Data Resources Incorporated from its facilities in Omaha, Nebraska.

Changes in credit card use and payment patterns by cardholders, including increased defaults, may result from a variety of social, legal and economic factors. Chevy Chase currently offers introductory and promotional periodic interest rates, which are generally fixed for varying initial and promotional periods and, which at the conclusion of such periods, revert to a variable interest rate. If account holders choose to utilize competing sources of credit, the rate at which new receivables are generated may be reduced and certain purchase and payment patterns with respect to the receivables may be affected. Economic factors affecting credit card use include the rate of inflation and relative interest rates offered for various types of loans. Adverse changes in economic conditions could have a direct impact on the timing and amount of payments by borrowers. During times of economic recession, default rates on credit card loans generally may be expected to exceed default rates on residential mortgage loans. During 1996 and 1997, the Bank, as well as other credit card issuers, experienced an increase in the level of individuals declaring bankruptcy. Although the Bank cannot predict with certainty the level of bankruptcies that may occur among cardholders, management has implemented more stringent underwriting and other lending policies and has become more proactive in managing its accounts and in monitoring its portfolio in an attempt to mitigate losses incurred as a result of a cardholder declaring bankruptcy. The Bank can make no assurances as to the level of bankruptcies that may occur among cardholders in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Asset Quality - Delinquent Loans" and "- Allowances for Losses."

Certain issuers of credit cards have adjusted their pricing to provide for the different credit risks among customers based upon card usage, repayment habits and other criteria. The Bank has implemented such risk-based pricing by increasing the interest rates charged to high-risk customers and by continuing to allow low-risk customers a more favorable rate. Periodically, the Bank offers promotional discounts to certain customers to encourage increased usage of the Bank's credit cards.

Certain jurisdictions and their residents may attempt to require out-of-state credit card issuers to comply with such jurisdictions' consumer protection laws that impose requirements on the making, enforcement and collection of consumer loans. For example, in recent years, a number of lawsuits and administrative actions have been filed in several states against out-of-state credit card issuers (including both federally and state chartered insured institutions) challenging various fees and charges (such as late fees, over-the-limit fees, returned check fees and annual membership fees) assessed against residents of the states in which such lawsuits were filed, based on restrictions or prohibitions under the laws of such states. The Supreme Court recently ruled that national banks may export late fees on credit cards as interest regardless of states' usury laws, however the law is not settled with respect to all types of fees and charges. If it were determined that out-of-state credit card issuers must comply with a jurisdiction's laws limiting the charges imposed by credit card issuers, such action could have an adverse impact on the Bank's credit card results.

Securitizations of credit card receivables has been an integral element of the Bank's strategy to enhance liquidity, to further asset and liability management objectives and to maintain compliance with regulatory capital requirements. The Bank transferred $1.1 billion, $919.0 million, $1.6 billion, $1.4 billion and $350.0 million of credit card receivables in fiscal 1997, fiscal 1996, fiscal 1995, fiscal 1994 and fiscal 1993, respectively, to trusts for securitization and sale to investors. Prior to January 1, 1997, no gain or loss was recognized by the Bank as a result of these transactions as retained cash flows were recognized over the lives of the transactions when earned. Subsequent to January 1, 1997, as a result of the adoption of SFAS 125, the Bank recognized gains of $33.1 million. The Bank continues to service the underlying loans in each of trusts. See Note C to the Consolidated Financial Statements in this report.

Chevy Chase plans to securitize an additional $615.0 million of credit card receivables during the first and second quarters of fiscal 1998. Certain of these receivables at September 30, 1997 were classified as loans held for securitization and sale in the Consolidated Balance Sheets in this report.

Credit card loans are not subject to those provisions of federal laws and regulations that limit to 35% of an institution's total assets the amount of consumer loans that a federally chartered savings institution may make.

Other Consumer Lending. Chevy Chase currently offers a variety of consumer loans other than credit card loans, including automobile loans, overdraft lines of credit, home improvement loans and other unsecured loans for traditional consumer purchases and needs. In addition, through a wholly-owned subsidiary, the Bank offers "non-prime" automobile loans. "Non-prime" refers to a category of loans made to applicants who have experienced certain adverse credit events, but who meet certain other creditworthiness tests. See "Other Consumer Loan Underwriting." The Bank's portfolio of automobile loans, home improvement and related loans and other consumer loans totaled $217.1 million, $49.6 million and $36.0 million, respectively, at September 30, 1997, which accounted for a combined 12.0% of total loans at that date. The largest areas of recent growth have been in automobile loans and home improvement loans. During fiscal 1997, the Bank purchased or originated $890.0 million and $138.5 million of automobile loans and home improvement loans, respectively, which was more than offset by the transfers of $938.9 million and $224.0 million, respectively, of receivables to trusts for securitization and sale to investors.

Federal laws and regulations permit a federally chartered savings institution to make secured and unsecured consumer loans up to 35% of the institution's total assets. In addition, a federally chartered savings institution has lending authority above the 35% limit for certain consumer loans which include, in addition to credit card loans, home improvement, secured deposit account and educational loans.

Real Estate Loan Underwriting. In the loan approval process, Chevy Chase assesses both the borrower's ability to repay the loan and, in appropriate cases, the adequacy of the proposed security. Credit approval is vested with the Board of Directors and delegated to the Executive Loan Committee and certain senior officers in accordance with the credit authorizations approved by the Board of Directors. Generally, all construction and commercial real estate loans are reviewed and approved by the Executive Loan Committee. Any significant loan not conforming to the Bank's approved policies must be approved by the Executive Loan Committee or the Chief Executive Officer. All loans of $15 million or more are presented to the Board of Directors for final approval.

The approval process for all types of real estate loans includes appraisals or evaluations of the properties securing such loans and a review of the applicant's financial statements and credit, payment and banking history, financial statements of any guarantors, and tax returns of guarantors of construction and commercial real estate loans.

In an effort to minimize the increased risk of loss associated with construction and development loans, Chevy Chase considers the reputation of the borrower and the contractor, reviews pre-construction sale and leasing information, and requires an independent inspecting engineer or architect to review the progress of multifamily and commercial real estate projects. In addition, the Bank generally requires personal guarantees of developers for all development loans and, if a general contractor is used by the developer, may require the posting of a performance bond.

The Bank generally lends up to 95% of the appraised value of single-family residential dwellings to be owner-occupied. The Bank also lends up to 85% of the appraised value of the completed project to finance the construction of such dwellings, and, on a case-by-case basis, the Bank occasionally may lend up to 90% of such appraised value when such financing is limited to pre-sold units. The loan-to-value ratio generally applied by the Bank to commercial real estate loans and multifamily residential loans has been 80% of the appraised value of the completed project. Currently, the Bank generally does not originate a second mortgage loan (excluding home equity credit line loans) if the aggregate loan-to-value ratio of the second loan and the related first mortgage loan exceeds 80% of the appraised value of the property. In some circumstances, the Bank originates a first and second mortgage loan simultaneously where the total loan value does not exceed 90% of the appraised value of the property. Currently, the Bank offers home equity credit line loans up to a 125% maximum loan-to-value ratio. Private mortgage insurance is generally obtained for the amount over 80% of the value of the underlying property. Loan-to-value ratios are determined at the time a loan is originated. Consequently, subsequent declines in the value of the loans' collateral could expose the Bank to losses.

OTS regulations require institutions to adopt internal real estate lending policies, including loan-to-value limitations conforming to specific guidelines established by the OTS. The Bank's current lending policies conform to these regulations.

On all loans secured by real estate (other than certain home equity credit line loans), Chevy Chase requires title insurance policies protecting the priority of the Bank's liens. The Bank requires fire and casualty insurance for permanent loans (including home equity credit line loans) and fire, casualty and builders' risk insurance for construction loans. The borrower selects the insurance carrier, subject to Chevy Chase's approval. Generally, for any residential loan (including home equity credit line loans) in an amount exceeding 80% of the appraised value of the security property, Chevy Chase currently requires mortgage insurance from an independent mortgage insurance company. The majority of the Bank's mortgage insurance is placed with four carriers.

Substantially all fixed-rate mortgage loans originated by the Bank contain a "due on sale" clause providing that the Bank may declare a loan immediately due and payable in the event, among other things, that the borrower sells the property securing the loan without the consent of the Bank. The Bank's ARMs generally are assumable.

Commercial Loan Underwriting. All commercial loan requests are underwritten and approved under authorities granted to specified committees and individuals as outlined in the Bank's credit policies. The scope and depth of the underwriting for a particular request are generally dictated by the size of the proposed transaction. All commercial loans greater than $100,000 are assigned a risk rating at inception, utilizing a risk-rating system as defined in the Bank's credit policies.

Credit Card Loan Underwriting. The Bank generates new credit card accounts through various methods, including telemarketing, direct mail and other distribution channels. The Bank identifies potential cardholders for solicitation by supplying a list of credit criteria to a credit bureau, which generates a list of individuals who meet such criteria. An individual receiving a solicitation provides all the necessary application information to the Bank which then obtains a credit report (on such individual) from an independent credit reporting agency. The credit limit and terms of the account are subject to certain post-screening underwriting reviews performed by the Bank.

The Bank's underwriting approach to account approval supplements a computerized credit scoring system with an individual evaluation of each complete application for creditworthiness. Cardholder credit limits are adjusted from time to time based on the Bank's continuing evaluation of the cardholder's repayment ability as evidenced by the cardholder's payment history and other factors. The Bank also may increase the credit limit at the cardholder's request after completion of an evaluation comparable to that performed during the initial underwriting.

Management reviews credit losses on a monthly basis and adjusts the Bank's underwriting standards as appropriate.

Other Consumer Loan Underwriting. Other consumer loans (which include automobile loans and home improvement loans) are originated or purchased by the Bank after a review by the Bank in accordance with its established underwriting procedures.

The underwriting procedures are designed to provide a basis for assessing the borrower's ability and willingness to repay the loan. In conducting this assessment, the Bank considers the borrower's ratio of debt to income and evaluates the borrower's credit history through a review of a written credit report compiled by a recognized consumer credit reporting bureau. The borrower's equity in the collateral and the terms of the loan are also considered. The Bank's guidelines are intended only to provide a basis for lending decisions, and exceptions to such guidelines may, within certain limits, be made based upon the credit judgment of the Bank's lending officer. The Bank periodically conducts quality audits to ensure compliance with its established policies and procedures.

The Bank also makes automobile loans through one of its operating subsidiaries. The underwriting guidelines for this subsidiary apply to a category of lending in which loans may be made to applicants who have experienced certain adverse credit events (and therefore would not necessarily meet all of the Bank's guidelines for its traditional loan program), but who meet certain other creditworthiness tests. Such loans may experience higher rates of delinquencies, repossessions and losses, especially under adverse economic conditions, compared with loans originated pursuant to the Bank's traditional lending program. See "Subsidiaries - Operating Subsidiaries."

Loan Servicing. In addition to interest earned on loans, the Bank receives income through servicing of loans and fees in connection with loan origination, loan modification, late payments, changes of property ownership and miscellaneous services related to its loans. Loan servicing income, principally servicing income earned on single-family residential mortgage loans owned by third parties and the Bank's securitized credit card, home equity credit line, automobile and home loan receivables portfolios, has been a source of substantial earnings for the Bank in recent periods. Income from these activities varies with the volume and type of loans originated and sold.

The following table sets forth certain information relating to the Bank's servicing income as of or for the years indicated.


                                    As of or For the Year Ended September 30,
                                   -------------------------------------------
                                       1997            1996            1995
                                   -----------     -----------     -----------
                                                  (In thousands)
      Residential                  $ 3,930,371     $ 3,045,650     $ 1,350,423
      Credit Card                    4,015,172       3,889,704       3,226,316
      Home Equity                      459,130         416,365         455,791
      Automobile                     1,083,026         505,638         218,287
      Home Loans                       244,140         141,106            --
                                   -----------     -----------     -----------
         Total amount of loans
         serviced for others (1)   $ 9,731,839     $ 7,998,463     $ 5,250,817
                                   ===========     ===========     ===========

      Loan servicing fee
         income (2)                $   227,817     $   264,139     $   184,275
                                   ===========     ===========     ===========

---------------------
      (1) The Bank's basis in its servicing assets and interest-only strips at September 30, 1997, 1996 and 1995 was $147.4 million, $75.4 million and $54.2 million, respectively.

      (2) In each of the years ended September 30, 1997, 1996 and 1995, loan servicing fee income as a percentage of net interest income before provision for loan losses was 108.2%, 132.9% and 104.6%, respectively.


The Bank earns fees in connection with the servicing of home equity credit line loans, credit card loans, home loans, automobile loans and single-family residential mortgage loans. The Bank's level of servicing fee income varies based in large part on the amount of the Bank's securitization activities with respect to these loan types. As the Bank securitizes and sells assets, acquires servicing assets either through purchase or origination, or sells mortgage loans and retains the servicing rights on those loans, the level of servicing fee income generally increases. During fiscal 1997, the Bank securitized and sold $1.1 billion of credit card receivables, $286.4 million of home equity credit line receivables, $938.9 million of automobile loan receivables and $224.0 million of home loan receivables. Although the Bank's securitization activity increased during fiscal 1997, loan servicing fee income decreased from the level achieved in fiscal 1996 principally because of an increase in charge-offs on securitized credit card receivables. See "Management's Discussion and Analysis - Financial Condition - Allowance for Losses." The Bank's level of servicing fee income also declines upon repayment of assets previously securitized and sold and repayment of mortgage loans serviced for others.

The Bank's investment in loan servicing assets (including servicing assets and interest-only strips), and the amortization of such assets, are periodically evaluated for impairment. Interest-only strips are evaluated quarterly based on the discounted value of estimated future net cash flows to be generated by the underlying loans. The difference between the book value of these assets and the discounted value is recorded as a valuation adjustment and recognized as an unrealized gain or loss in the period in which the change occurs. Several estimates are used when determining the discounted value, the most significant of which is the estimated rate of repayment of the underlying loans. The Bank evaluates its servicing assets for impairment based on fair value. To measure fair value of its servicing assets, the Bank uses either quoted market prices or discounted cash flow analyses using appropriate assumptions for servicing fee income, servicing costs, prepayment rates and discount rates. Additionally, the Bank stratifies its capitalized servicing assets for purposes of evaluating impairment by taking into consideration relevant risk characteristics, including loan type, note rate and date of acquisition. See Note C to the Consolidated Financial Statements in this report.

The Bank prices its single-family mortgage loans to achieve a competitive yield. Loan origination and commitment fees, and the related costs associated with making the loans, are deferred. For fully amortizing loans originated for the Bank's portfolio, the net deferred fees are accreted to interest income over the estimated life of the loans using the level-yield method. Fees deferred on revolving credit lines or loans which have no scheduled amortization originated for the Bank's portfolio are accreted to income over the estimated lives of the underlying loans using the straight-line method. Fees deferred on loans originated and held for sale are not accreted to income but instead are used in determining the gain or loss on the sale of the loans.

DELINQUENCIES, FORECLOSURES AND ALLOWANCES FOR LOSSES

Delinquencies and Foreclosures. When a borrower fails to make a required payment on a mortgage loan, the loan is considered delinquent and, after expiration of the applicable cure period, the borrower is charged a late fee. The Bank follows practices customary in the banking industry in attempting to cure delinquencies and in pursuing remedies upon default. Generally, if the borrower does not cure the delinquency within 90 days, the Bank initiates foreclosure action. If the loan is not reinstated, paid in full or refinanced, the security property is sold. In some instances, the Bank may be the purchaser. Thereafter, such acquired property is listed in the Bank's account for real estate acquired in settlement of loans until the property is sold. Deficiency judgments generally may be enforced against borrowers in Maryland, Virginia and the District of Columbia, but may not be available or may be subject to limitations in other jurisdictions in which loans are originated by the Bank.

The total outstanding balance of a credit card loan (the largest category of the Bank's consumer loans) is considered contractually delinquent if the minimum payment indicated on the cardholder's statement is not received by the due date indicated on such statement. Efforts to collect contractually delinquent credit card receivables currently are made by the Bank's service center personnel or the Bank's designees. Collection activities include statement messages, formal collection letters and telephone calls. The Bank may, at its option, enter into arrangements with cardholders to extend or otherwise change payment schedules. Delinquency levels are monitored by collection managers, and information is reported regularly to senior management. Accounts are charged off when they become 180 days contractually delinquent, although the Bank continues to attempt to collect balances due and, in some cases, may refer the accounts to outside collection agencies.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Asset Quality - Delinquent Loans" for a discussion of the Bank's delinquent loan portfolio at September 30, 1997.

Allowances for Losses. It is the Bank's policy to maintain adequate allowances for estimated losses on loans and real estate. Generally, the allowances are based on, among other things, historical loan loss experience, evaluation of economic conditions in general and in various sectors of the Bank's customer base, and periodic reviews of loan portfolio quality by Bank personnel. Allowances for losses on loans and real estate are based on current events or facts that may ultimately lead to future losses. The Bank's actual losses may vary from management's current estimates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition
- Asset Quality - Allowances for Losses."

The Bank's specific methods for establishing the appropriate levels of allowances vary depending upon the assets involved. The Bank's allowance on credit card loans is based on a number of factors, including historical charge-off and repayment experience and the age of the portfolio. The Bank has developed a roll rate model to extrapolate its allowance needs based on an analysis of the characteristics of the portfolio and trends at any particular time. In this regard, the Bank considers various historical information relative to origination date, borrower profiles, age of accounts, geographic concentration, creditworthiness of recent applicants, delinquencies, bankruptcies and other factors. Although industry standards are considered, they are given comparatively less weight due to management's belief that comparisons among different institutions' portfolios are potentially misleading because of significant differences in underwriting standards, curing and re-aging procedures and charge-off policies. Chevy Chase's policy is to charge off credit card receivables at the earlier of when they become 180 days contractually delinquent or during the month following receipt of notice of the death or bankruptcy filing of the borrower. The Bank's actual charge-off experience for credit card loans may vary from the levels forecasted by the Bank's roll rate model because credit card loans typically are more sensitive to general economic conditions than certain other types of loans. For example, an unforeseen decline in economic activity may result in increased bankruptcy losses which the model is unable to forecast. Nevertheless, because the Bank's model utilities a rolling 6-month and 12-month base, such unforeseen losses are incorporated into the model as they occur and allowances are adjusted accordingly. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Asset Quality - Allowances for Losses."

The Bank's methods for determining the allowance on loans secured by real estate vary depending on whether the loans are secured by residential homes or by other real estate. For residential mortgage loans, management computes the allowance by stratifying residential permanent loans on a state by state and ownership (i.e., investor or homeowner) basis. After the residential permanent portfolio has been stratified by state, historical loss ratios (as adjusted for predictable or quantifiable trends, if known) for the specific states are applied to delinquent loans. The sum of these calculations is the component assigned to residential permanent loans. In the Bank's experience, this approach has resulted in timely recognition of necessary allowances, which has been generally supported by the Bank's favorable results on the ultimate disposition of the underlying collateral.

The Bank assesses the adequacy of its general valuation allowances on non-residential (i.e., other than single-family residential) mortgage loans, REO and real estate held for investment based primarily on an ongoing evaluation of individual assets. This evaluation takes into consideration a variety of factors, including cash flow analyses, independent appraisals, market studies, economic trends and management's knowledge of the market and experience with particular borrowers. The Bank obtains current appraisals when properties are classified as REO. The Bank periodically reviews appraisals and orders new appraisals as appropriate based on a number of factors, including the date of the previous appraisal, changes in market conditions and regulatory requirements.

The Bank regularly reviews its overall loan portfolio consisting of performing non-classified assets and, based on such review, establishes additional allowances for losses.

In addition to the general valuation allowances described above, valuation allowances are provided for individual loans where the ultimate collection is considered questionable by management after reviewing the current status of loans which are contractually past due and considering the net realizable value of the collateral or guarantees, if applicable.

Beginning October 1, 1994, the Bank has been providing additional general valuation allowances, which are equal to, or exceed, the net earnings generated by the development and sale of land in the Communities. See "Managements' Discussion and Analyses of Financial Condition and Results of Operations - Financial Condition - Asset Quality - Allowances for Losses."

REO is carried at the lower of cost or fair value, less selling costs. To date, sales of REO, non-residential mortgage loans and loans classified as investments in real estate have resulted in no material additional aggregate loss to the Bank above the amounts already reserved. However, these results do not necessarily assure that the Bank will not suffer losses in the future beyond its level of allowances.

The Bank's individualized asset review takes place within its Asset Review Committee and the Asset Classification Committee (the "Committee"). The Asset Review Committee accumulates and analyzes data relating to classified and potential problem assets of $5.0 million or more and makes appropriate recommendations regarding asset classifications to the Committee. The Committee meets on a regular basis to discuss classifications of such assets and to review the allowances for losses. The Committee generally reviews the status of various projects, including, for example, data on recent lot sales for residential development projects. Actual progress is compared to projections made when the related loan was underwritten. Local economic conditions and known trends are also reviewed. The Committee also considers steps being taken by borrowers to address problems, and reviews financial information relating to borrowers and guarantors as well as reports by loan officers who are responsible for continually evaluating the projects. The actions of the Committee are reported to the Board of Directors.

The Federal Financial Institution Examination Council, which is composed of the OTS and the other federal banking agencies, has issued guidelines regarding the appropriate levels of general valuation allowances that should be maintained by insured institutions. The Bank believes that its levels of general valuation allowances at September 30, 1997 comply with the guidelines.

The Bank's assets are subject to review and classification by the OTS and the FDIC upon examination. Based on such examinations, the Bank could be required to establish additional valuation allowances or incur additional charge-offs.

DEPOSITS AND OTHER SOURCES OF FUNDS

General. Deposits are the primary source of the Bank's funds for use in lending and for other general business purposes. In addition to deposits, Chevy Chase receives funds from loan repayments and loan sales. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are influenced by general interest rates and money-market conditions. Borrowings may be used to compensate for reductions in normal sources of funds, such as deposit inflows at less than projected levels or deposit outflows, or to support the Bank's operating or investing activities.

Deposits. Chevy Chase currently offers a variety of deposit accounts with a range of interest rates and maturities designed to attract both long-term and short-term deposits. Deposit programs include Super Statement Savings, Super NOW, Insured Money Fund, Checking, Simple Statement Savings, Young Savers, Certificate, and special programs for Individual Retirement and Keogh self-employed retirement accounts. All jumbo certificates of deposit are sold directly by the Bank to depositors, either through its branches or through its money desk operation.

Chevy Chase attracts deposits through its branch network and advertisements, and offers depositors access to their accounts through 614 ATMs, including 189 ATMs located in grocery stores. The Bank also has the right to install ATMs in certain additional grocery stores in the greater Washington, D.C./Baltimore/Richmond area which do not currently have ATM service. These ATMs and installation rights significantly enhance the Bank's position as a leading provider of convenient ATM service in its primary market area. The Bank is a member of the regional "HONOR"(R) ATM network which offers over 250,000 locations worldwide. The Bank is also a member of the "PLUS"(R) ATM network, which offers over 368,000 locations worldwide.

The Bank obtains deposits primarily from customers residing in Montgomery and Prince George's Counties in Maryland and Northern Virginia. Approximately 33.9% of the Bank's deposits at September 30, 1997 were obtained from depositors residing outside of Maryland, with approximately 14.5% of the Bank's deposits being obtained from depositors residing in Northern Virginia.

The following table shows the amounts of Chevy Chase's deposits by type of account at the dates indicated.

DEPOSIT ANALYSIS
(Dollars in thousands)

                                                                    September 30,
                     ------------------------------------------------------------------------------------------------------------
                             1997                  1996                  1995                  1994                  1993
                     --------------------  --------------------  --------------------  --------------------  --------------------

                                    % of                  % of                  % of                  % of                  % of
                        Balance     Total     Balance     Total     Balance     Total     Balance     Total     Balance     Total
---------------------------------------------------------------------------------------------------------------------------------
Demand and NOW
     accounts        $  1,120,375   22.9%  $  1,007,902   24.2%  $    950,118   22.8%  $    918,227   22.9%  $    835,084   21.6%

Money market deposit
     accounts             983,016   20.1      1,002,688   24.1        984,257   23.7      1,104,730   27.6      1,196,690   30.9

Statement savings
     accounts             907,141   18.5        881,285   21.2        872,366   21.0      1,201,141   30.0        941,289   24.3

Jumbo certificate
     accounts             358,737    7.3        125,847    3.0        219,304    5.3         85,110    2.1         56,218    1.5

Other certificate
     accounts           1,445,416   29.6      1,077,828   25.9      1,072,196   25.8        641,857   16.0        790,465   20.4

Other deposit
     accounts              79,071    1.6         68,487    1.6         61,011    1.4         57,696    1.4         50,277    1.3
                     ------------- ------  ------------- ------  ------------- ------  ------------- ------  --------------------

   Total deposits    $  4,893,756  100.0%  $  4,164,037  100.0%  $  4,159,252  100.0%  $  4,008,761  100.0%  $  3,870,023  100.0%
                     ============= ======  ============= ======  ============= ======  ============= ======  ============= ======

----------------------------------------------------------------------------------------------------------------------------------


AVERAGE COST OF DEPOSITS


                                         Year Ended September 30,
                     ----------------------------------------------------------------
                             1997                  1996                  1995
                     --------------------  --------------------  --------------------
Demand and NOW
  accounts                   2.47%                 2.73%                 2.86%
Money market accounts        3.90%                 3.87%                 3.96%
Statement savings and
   other deposit
   accounts                  3.39%                 3.38%                 3.35%
Certificate accounts         5.29%                 5.48%                 5.17%


Total deposit accounts       3.95%                 4.02%                 3.88%
                           ========              ========              ========

The range of deposit account products offered by the Bank through its extensive branch and ATM network allows the Bank to be competitive in obtaining funds from its local retail deposit market. At the same time, however, as customers have become increasingly responsive to changes in interest rates, the Bank has experienced some fluctuations in deposit flows. Chevy Chase's ability to attract and maintain deposits and its cost of funds will continue to be significantly affected by market conditions and its pricing strategy. At September 30, 1997, the Bank had $378.8 million in brokered deposits which the Bank began accepting in fiscal 1997 as a way to diversify the Bank's funding sources. However, the Bank does not currently anticipate significant reliance on brokered deposits as a key source of funding. Under FDIC regulations, the Bank is permitted to accept brokered deposits as long as it meets the capital standards established for "well-capitalized" institutions or with a waiver from the FDIC, "adequately-capitalized" institutions, under the prompt corrective action regulations.

The following table sets forth Chevy Chase's deposit flows during the periods indicated.


                                                   Deposit Flows
                                              Year Ended September 30,
                                ----------------------------------------------
                                                 (In thousands)
                                    1997              1996            1995
                                ------------      ------------    ------------
      Deposits                  $ 18,915,801      $ 15,312,125    $ 14,086,575
      Withdrawals from accounts  (18,348,494)      (15,475,215)    (14,089,444)
                                ------------      ------------    ------------
      Net cash to (from)
        accounts                     567,307          (163,090)         (2,869)

      Interest credited to
        accounts                     162,412           167,875         153,360
                                ------------      ------------    ------------
      Net increase in
        deposit balances        $    729,719      $      4,785    $    150,491
                                ============      ============    ============


Deposit growth may be moderated by the Bank from time to time either to take advantage of lower cost funding alternatives or in response to more modest expectations for loan and other asset growth.

The following table sets forth, by weighted average interest rates, the types and amounts of deposits as of September 30, 1997 which will mature during the fiscal years indicated.

WEIGHTED AVERAGE INTEREST RATES OF DEPOSITS
As of September 30, 1997
(Dollars in thousands)


                   Demand, NOW
                 and Money Market          Statement          Passbook and Other       Certificate
                 Deposit Accounts       Savings Accounts        Core Accounts            Accounts                Total
               ---------------------  ---------------------  --------------------- ---------------------  ---------------------

Maturing During            Weighted               Weighted               Weighted               Weighted               Weighted
 Year Ending               Average                Average                Average                Average                Average
September 30,     Amount    Rate        Amount    Rate         Amount    Rate         Amount    Rate         Amount    Rate
-------------- ----------- ---------  ----------- ---------  ----------- --------- ------------ --------  -----------  --------
    1998       $ 2,103,391    2.90%   $  907,141     3.48%   $   79,071     2.97%  $ 1,514,252    5.53%   $ 4,603,855     3.88%

    1999              -       -             -        -             -        -          139,458     5.28       139,458     5.28

    2000              -       -             -        -             -        -          104,298     6.51       104,298     6.51

    2001              -       -             -        -             -        -           19,459     5.52        19,459     5.52

    2002              -       -             -        -             -        -           26,686     5.81        26,686     5.81


               -----------            -----------            -----------           ------------           -----------

    Total      $ 2,103,391    2.90%   $ 907,141      3.48%   $  79,071      2.97%  $ 1,804,153     5.57%  $ 4,893,756     3.99%
               ===========            ===========            ===========           ============           ===========

The following table summarizes maturities of certificate accounts in amounts of $100,000 or greater as of September 30, 1997.


 Year Ending                                              Weighted
September 30,                         Amount            Average Rate
--------------                      -----------         ------------
      1998                          $   620,291            5.88%
      1999                                9,676            5.57%
      2000                               12,984            6.72%
      2001                                1,573            5.50%
      2002                                2,905            5.70%
                                    -----------
     Total                          $   647,429            5.69%
                                    ===========            =====

The following table represents the amounts of deposits by various interest rate categories as of September 30, 1997 maturing during the fiscal years indicated.

MATURITIES OF DEPOSITS BY INTEREST RATES
As of September 30, 1997
(In thousands)


                                                   Accounts Maturing During Year Ending September 30,
                       -----------------------------------------------------------------------------------------------------------

    Interest Rate            1998              1999              2000              2001              2002               Total
--------------------   ---------------   ---------------    --------------    --------------    --------------     ---------------
Demand deposits (0%)   $      215,678    $        -         $       -         $       -         $       -          $      215,678

0.01% to 1.99%                    260             -                 -                 -                 -                     260

2.00% to 2.99%                936,652             -                 -                 -                 -                 936,652

3.00% to 3.99%              1,242,652             -                 -                 -                 -               1,242,652

4.00% to 4.99%                839,225            21,385             1,250               429             -                 862,289

5.00% to 5.99%              1,076,537           109,836            16,753            19,006            12,644           1,234,776

6.00% to 7.99%                292,817             8,237            86,295                24            14,042             401,415

8.00% to 9.99%                     34                               -                 -                 -                      34
                       ---------------   ---------------    --------------    --------------    --------------     ---------------

     Total             $    4,603,855    $      139,458     $     104,298     $      19,459     $      26,686      $    4,893,756
                       ===============   ===============    ==============    ==============    ==============     ===============

Borrowings. The FHLB system functions as a central reserve bank providing credit for member institutions. As a member of the FHLB of Atlanta, Chevy Chase is required to own capital stock in the FHLB of Atlanta and is authorized to apply for advances on the security of such stock and certain of its mortgages and other assets (principally securities which are obligations of, or guaranteed by, the United States or its agencies), provided certain standards related to creditworthiness have been met.

Under the credit policies of the FHLB of Atlanta, credit may be extended to creditworthy institutions based upon the financial condition, and the adequacy of collateral pledged to secure the extension of credit. Such extensions of credit or borrowings may be obtained pursuant to several different credit programs, each of which has its own rate and range of maturities. Advances from the FHLB of Atlanta must be secured by certain types of collateral with a value, as determined by the FHLB of Atlanta, at least equal to 100% of the borrower's outstanding advances. The Bank had outstanding FHLB advances of $188.5 million at September 30, 1997.

From time to time, the Bank enters into repurchase agreements, which are treated as financings. The Bank sells securities (usually mortgage-backed securities) to a dealer and agrees to buy back the same securities at a specified time (generally within seven to 90 days). The Bank pays a stated interest rate for the use of the funds for the specified time period to the dealer. The obligation to repurchase the securities sold is reflected as a liability and the securities underlying the agreements are included in assets in the Consolidated Balance Sheets in this report. These arrangements are, in effect, borrowings by the Bank secured by the securities sold. The Bank had outstanding repurchase agreements of $2.6 million at September 30, 1997.

The following table sets forth a summary of the repurchase agreements of the Bank as of the dates and for the years indicated.



                                                        September 30,
                                                ---------------------------
                                                  1997               1996
                                                --------           --------
                                                   (Dollars in thousands)
Securities sold under repurchase agreements:
   Balance at year-end                          $  2,606           $576,823


   Average amount outstanding at any
   month-end                                     483,076             59,687


   Maximum amount outstanding at any
   month-end                                     946,090             576,823


   Weighted average interest rate during
   the year                                         5.48%               5.50%


   Weighted average interest rate on
   year-end balances                               5.35%               5.41%

In December 1986, the Bank issued an unsecured ten-year subordinated capital note in the original principal amount of $10.0 million to BACOB Bank, s.c., a foreign private savings bank. On November 15, 1996, the Bank redeemed this note at par.

On November 23, 1993, the Bank sold $150 million principal amount of its 9 1/4% Subordinated Debentures due 2005 (the "1993 Debentures"). Interest on the 1993 Debentures is payable semiannually on December 1 and June 1 of each year. The OTS approved the inclusion of the principal amount of the 1993 Debentures in the Bank's supplementary capital for regulatory capital purposes. On or after December 1, 1998, the 1993 Debentures will be redeemable, in whole or in part, at any time at the option of the Bank.

On December 3, 1996, the Bank sold $100 million principal amount of its 9 1/4% Subordinated Debentures due 2008. Interest on the 1996 Debentures is payable semiannually on December 1 and June 1 of each year. The OTS approved the inclusion of the principal amount of the 1996 Debentures in the Bank's supplementary capital for regulatory capital purposes. On or after December 1, 2001, the 1996 Debentures will be redeemable, in whole or in part, at any time at the option of the Bank.

Under the OTS capital regulations, redemption of the 1993 Debentures or the 1996 Debentures prior to their stated maturity would be subject to prior approval of the OTS unless the debentures are redeemed with the proceeds of, or replaced by, a like amount of "a similar or higher quality" capital instrument.

SUBSIDIARIES

OTS regulations generally permit the Bank to make investments in service corporation subsidiaries in an amount not to exceed 3.0% of the Bank's assets, provided that any investment in excess of 2.0% of assets serves primarily community, inner city or community development purposes. Such regulations also permit the Bank to make "conforming loans" to such subsidiaries and joint ventures in an amount not to exceed 50% of the Bank's regulatory capital. At September 30, 1997, 2.0% and 3.0% of the Bank's assets was equal to $121.9 million and $182.9 million, respectively, and the Bank had $9.3 million invested in its service corporation subsidiaries, $5.0 million of which was in the form of conforming loans.

The Bank is required to provide 30 days advance notice to the OTS and to the FDIC before establishing a new subsidiary or conducting a new activity in an existing subsidiary. With prior written approval from the OTS, the Bank may also establish operating subsidiaries to engage in any activities in which the Bank may engage directly. The Bank engages in a variety of other activities through its subsidiaries, including those described below.

Real Estate Development Activities. Manor Investment Company ("Manor") was engaged in certain real estate development activities commenced prior to the enactment of FIRREA and continues to manage the two remaining properties it holds. As a result of the stringent capital requirements that FIRREA applies to investments in subsidiaries, such as Manor, that engage in activities impermissible for national banks, Manor has not entered, and does not intend to enter, into any new real estate development arrangements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Financial Condition - Asset Quality."

Securities Brokerage Services. Chevy Chase Securities, Inc., is a subsidiary of Chevy Chase Financial Services Corporation ("CCFS"), a wholly-owned subsidiary of Chevy Chase. Chevy Chase Securities, Inc. is a licensed broker-dealer, selling securities on a retail basis to the general public, including customers and depositors of the Bank.

Insurance Services. Chevy Chase Insurance Agency, Inc., a subsidiary of CCFS, is a licensed insurance broker offering a variety of "personal line" insurance programs in the property and casualty field (primarily homeowner and automobile insurance) and in the life insurance field (primarily mortgage and credit card life and disability programs).

Special Purpose Subsidiaries. At September 30, 1997, Chevy Chase Real Estate Corporation ("CCRC"), a subsidiary of Chevy Chase, held 100% of the common stock of 25 subsidiaries (14 of which are active) that were formed for the sole purpose of acquiring title to various real estate projects pursuant to foreclosure or deed-in-lieu of foreclosure. The Bank's investment in the subsidiaries was $131.8 million at September 30, 1997. The Bank's investment in CCRC is not subject to the 3.0% service corporation investment limit discussed above.

Operating Subsidiaries. Chevy Chase engages in significant mortgage lending activities through B.F. Saul Mortgage Company ("BFSMC"). See "Lending Activities". CCB Holding Corporation ("CCBH") is a Delaware corporation created by the Bank as an operating subsidiary in September 1994 in connection with its asset securitization activities. CCBH owns certain certificates issued by two credit card trusts formed by the Bank and certain other related assets. Consumer Finance Corporation was formed as an operating subsidiary in December 1994 to engage in automobile lending. Chevy Chase Preferred Capital Corporation was formed as an operating subsidiary to issue the REIT Preferred Stock.

On November 12, 1997, a newly formed operating subsidiary of the Bank acquired ASB Capital Management, Inc. through which the Bank will offer investment, management and fiduciary services to primarily institutional customers.

EMPLOYEES

The Bank and its subsidiaries had 3,424 full-time and 776 part-time employees at September 30, 1997. The Bank provides its employees with a comprehensive range of employee benefit programs, including group health benefits, life insurance, disability insurance, paid sick leave and an employee loan program. The Bank offers home mortgage and credit card loans to employees at prevailing market rates, but waives up to one point of any loan origination fees on home mortgage loans and the annual fee on credit card loans, and provides a yearly rebate equal to 0.5% of the outstanding loan balance of home mortgage loans at calendar year-end. The Bank also offers employees a one percent discount on the interest rate on overdraft lines of credit. See "Executive Compensation" for a discussion of certain compensation programs available to the Bank's executive officers. None of the Bank's employees is represented by a collective bargaining agent. The Bank believes that its employee relations are good.

COMPETITION

Chevy Chase encounters strong competition both in attracting deposits and making real estate and other loans in its markets. The Bank's most direct competition for deposits has come from other thrift institutions, commercial banks and credit unions, as well as from money market funds and corporate and government securities. In addition to offering competitive interest rates, Chevy Chase offers a variety of services, convenient ATM locations and convenient office locations and hours to attract deposits. Competition for real estate and other loans comes principally from other thrifts, banks, mortgage banking companies, insurance companies and other institutional lenders. Chevy Chase competes for loans through interest rates, loan fees and the variety and quality of services provided to borrowers and brokers.

The Bank's major competition historically has come from local depository institutions, but deregulation of the financial services industry and changing market demands in recent years have eroded distinctions between providers of financial services. In addition, both depository and non-depository institutions have greater nationwide access to attractive markets, such as the Washington, D.C. area, than they have had in past years. Chevy Chase now competes with regional financial institutions and national providers of investment alternatives, as well as with a number of large money center and regional banks that have acquired institutions in the area.

The Bank estimates that it competes principally with approximately eight depository institutions in its deposit-taking activities in the Washington, DC metropolitan area. The Bank also competes with such institutions in the origination of single-family residential mortgage loans and home equity credit line loans. According to the most recently published industry statistics, Chevy Chase had the largest market share (approximately 20.9%) of deposits in Montgomery County, Maryland, and ranked third in market share of deposits in Prince George's County, Maryland at June 30, 1996. Based on publicly available information, Chevy Chase estimates that, in the Washington, DC metropolitan area, it maintains the leading market share of single-family residential mortgage and home equity credit line loans.

The credit card industry is highly competitive and characterized by increasing use of advertising, target marketing, pricing competition in interest rates and annual membership fees, and other features (such as buyer protection plans), as both established and new credit card issuers seek to expand or to enter the market. Management anticipates that competitive pressures will continue to require adjustments, from time to time, to the pricing of the Bank's credit card products.

Interstate banking laws enacted by Congress and various states have intensified the competition faced by the Bank in attracting deposits and making loans. A number of large out-of-state financial institutions have established or acquired banking operations in Maryland, Virginia and the District of Columbia pursuant to these provisions.

ITEM 2.  PROPERTIES

REAL ESTATE

A list of the investment properties of the Real Estate Trust is set forth under "Business - Real- Estate - Real Estate Investments."

The Trust conducts its principal business from its executive offices at 8401 Connecticut Avenue, Chevy Chase, Maryland. The Trust sells its unsecured notes due one year to ten years from date of issue from a sales office located at 7200 Wisconsin Avenue, Suite 903, Bethesda, Maryland. The Saul Company leases both office facilities on behalf of the Trust.

BANKING

At September 30, 1997, the Bank conducted its business from its home office at 7926 Jones Branch Drive, McLean, Virginia and its executive offices at 8401 Connecticut Avenue, Chevy Chase, Maryland; its operations centers at 6151 and 6200 Chevy Chase Drive, Laurel, Maryland, and 5202 President's Court, Frederick, Maryland; its office facilities at 7700 Old Georgetown Road, Bethesda, Maryland; and 128 full-service offices located in Maryland, Virginia and the District of Columbia. On that date, the Bank owned the building and land for 24 of its branch offices and leased its remaining 104 branch offices. Chevy Chase leases the office facilities at 8401 Connecticut Avenue, 6200 Chevy Chase Drive and the land at 7700 Old Georgetown Road. Chevy Chase owns the building at 7700 Old Georgetown Road. In addition, the Bank leases office space in which its subsidiaries are housed. The office facility leases have various terms expiring from 1998 to 2019 and the ground leases have terms expiring from 2029 to 2080. See Note 16 to the Consolidated Financial Statements in this report for lease expense and commitments. As of November, 1997, the Bank has received OTS approval to open four branches and is awaiting OTS approval to open another two branches. The branches, two in Virginia, two in Maryland and two in the District of Columbia, are scheduled to open during fiscal 1998.

As of November 1997, the Bank has received OTS approval to open four branches and is awaiting OTS approval to open another two branches. The branches, two in Virginia, two in Maryland and two in the District of Columbia, are scheduled to open during fiscal 1998.

The following table sets forth the location of the Bank's 128 full-service offices at September 30, 1997.

        1 Catoctin Circle                 14245-R Centreville Square
        Leesburg, VA  22075               Centreville, VA  20121

        8201 Greensboro Drive             1100 W. Broad Street
        McLean, VA  22102                 Falls Church, VA  22046

        234 Maple Avenue East             3941 Pickett Road
        McLean, VA  22180                 Fairfax, VA  22031

        8436 Old Keene Mill Road          1439 Chain Bridge Road
        Springfield, VA  22152            McLean, VA  22101

        75 West Lee Highway               8120 Sudley Road
        Warrenton, VA  22186              Manassas, VA  22110

        6367 Seven Corners Center         1100 S. Hayes Street
        Falls Church, VA  22044           Arlington, VA  22202

        11800 Sunrise Valley              13344-A Franklin Farms
        Drive                             Road
        Reston, VA  22091                 Herndon, VA  22071

        2952-H Chain Bridge Road          20970 Southbanks Street
        Oakton, VA  22124                 Sterling, VA  20165

        6756 Richmond Highway             21800 Towncenter Plaza
        Alexandria, VA  22306             Sterling, VA  20164

        5613 Stone Road                   7030 Little River Turnpike
        Centreville, VA  22020            Annandale, VA 22003

        44151 Ashburn Village Way         3095 Nutley Street
        Ashburn, VA 22011                 Fairfax, VA  22031

        3690-A King Street                4700 Lee Highway
        Alexandria, VA  22302             Arlington, VA  22207

        6609 Springfield Mall             5851 Crossroads Center Way
        Springfield, VA  22150            Falls Church, VA  22041

        500 South Washington
        Street                            7340 Westlake Terrace
        Alexandria, VA  22314             Bethesda, MD  20817

        3499 S. Jefferson Street          11261 New Hampshire Avenue
        Baileys Crossroads, VA            Silver Spring, MD  20904
        22041

        6025-A Burke Town Center
        Parkway                           1327 Lamberton Drive
        Burke, VA  22015                  Silver Spring, MD  20902

        3046 Gatehouse Plaza              1609-B Rockville Pike
        Falls Church, VA  22042           Rockville, MD  20852

        7935 L Tysons Corner
        Center                            2215 Bel Pre Road
        McLean, VA  22102                 Wheaton, MD  20906

        1621 B Crystal Square             2807 University Boulevard
        Arcade                            West
        Arlington, VA  22202              Kensington, MD  20895

        1100 Wilson Boulevard             11301 Rockville Pike
        Arlington, VA  22209              Kensington, MD 20895

        5230-A Port Royal Road            7500 Old Georgetown Road
        Springfield, VA  22151            Bethesda, MD  20814

        4299 Merchant Plaza               26001 Ridge Road
        Woodbridge, VA  22192             Damascus, MD 20872

        8628 Richmond Highway             5370 Westbard Avenue
        Alexandria, VA  22309             Bethesda, MD 20816

        11874 Spectrum Center             3601 St. Barnabas Road
        Reston, VA  20190                 Silver Hill, MD 20746

        46160 Potomac Run Plaza           17831 Georgia Avenue
        Sterling, VA  20164               Olney, MD  20832

        8401 Connecticut Avenue           6107 Greenbelt Road
        Chevy Chase, MD  20815            Berwyn Heights, MD  20740

        5424 Western Avenue               4 Bureau Drive
        Chevy Chase, MD  20815            Gaithersburg, MD  20878

        13641 Connecticut Avenue          19610 Club House Road
        Wheaton, MD  20906                Gaithersburg, MD  20879

        8315 Georgia Avenue               812 Muddy Branch Road
        Silver Spring, MD  20910          Gaithersburg, MD  20878

        4701 Sangamore Road               10211 River Road
        Bethesda, MD  20816               Potomac, MD  20854

        Landover Mall                     12331-C Georgia Avenue
        Landover, MD  20785               Wheaton, MD 20906

        11325 Seven Locks Road            14113 Baltimore Avenue
        Potomac, MD  20854                Laurel, MD  20707

        6200 Annapolis Road               7290-A Cradlerock Way
        Landover Hills, MD  20784         Columbia, MD  21045

        33 West Franklin Street           1151 Maryland Route 3 North
        Hagerstown, MD  21740             Gambrills, MD  21054

        6400 Belcrest Road                12228 Viers Mill Road
        Hyattsville, MD  20782            Silver Spring, MD  20906

        8740 Arliss Street                317 Kentlands Boulevard
        Silver Spring, MD  20901          Gaithersburg, MD  20878

        2409 Wootton Parkway              215 N. Washington Street
        Rockville, MD  20850              Rockville, MD  20850

        8889 Woodyard Road                1336 Crain Highway South
        Clinton, MD  20735                Mitchellville, MD  20716

        1181 University Boulevard         543 Ritchie Highway
        Langley Park, MD  20783           Severna Park, MD  21146

        12921 Wisteria Drive              4745 Dorsey Hall Drive
        Germantown, MD  20874             Ellicott City, MD  21042

        1009 West Patrick Street          1130 Smallwood Drive
        Frederick, MD  21701              Waldorf, MD  20603

        7937 Ritchie Highway              10800 Baltimore Avenue
        Glen Burnie, MD  21061            Beltsville, MD  20705

        19781-83 Frederick Road           1040 Largo Center Drive
        Germantown, MD  20876             Landover, MD  20785

        16827 Crabbs Branch Way           6335 Marlboro Pike
        Rockville, MD  20855              District Heights, MD  20747

        2331-A Forest Drive               7530 Annapolis Road
        Annapolis, MD 21401               Lanham, MD  20784

        15460 Annapolis Road              11241 Georgia Avenue
        Bowie, MD  20715                  Wheaton, MD  20902

        20000 Goshen Road                 13484 New Hampshire Avenue
        Gaithersburg, MD  20879           Silver Spring, MD  20904

        12097 Rockville Pike              2401 Cleanleigh Drive
        Rockville, MD  20852              Baltimore, MD  21234

        10159 New Hampshire
        Avenue                            7101 Democracy Boulevard
        Hillandale, MD  20903             Bethesda, MD  20814

        6264 Central Avenue               4825 Cordell Avenue
        Seat Pleasant, MD 20743           Bethesda, MD  20814

        7700 Old Georgetown Road          7515 Greenbelt Road
        Bethesda, MD  20814               Greenbelt, MD  20770

        15777 Columbia Pike               2722 N. Salisbury Boulevard
        Burtonsville, MD  20866           Salisbury, MD  21801

        18104 Town Center Drive           509 N. Frederick Avenue
        Olney, MD  20832                  Gaithersburg, MD  20877

        6197 Oxon Hill Road               504 Ridgeville Boulevard
        Oxon Hill, MD  20745              Mt. Airy, MD  21771

        10821 Connecticut Avenue          5823 Eastern Avenue
        Kensington, MD  20895             Chillum, MD  20782

        18006 Mateny Road                 3355 Corridor Market Place
        Germantown, MD  20874             Laurel, MD  20724

        7406 Baltimore Avenue             4860 Massachusetts Avenue, NW
        College Park, MD  20740           Washington, DC  20016

        10400 Old Georgetown Road         4000 Wisconsin Avenue, NW
        Bethesda, MD  20814               Washington, DC  20016

        980 E. Swan Creek Road            210 Michigan Avenue, NE
        Fort Washington, MD  20744        Washington, DC  20017

        115 University Boulevard West     4455 Connecticut Avenue, NW
        Silver Spring, MD  20901          Washington, DC  20008

        3828 International Drive          2831 Alabama Avenue, SE
        Silver Spring, MD  20906          Washington, DC  20020

        9707 Old Georgetown Road          1800 M Street, NW
        Bethesda, MD  20814               Washington, DC  20036

        3400 Crain Highway                1545 Wisconsin Avenue, NW
        Bowie, MD  20716                  Washington, DC  20007

        5714 Connecticut Avenue, NW       1717 Pennsylvania Avenue, NW
        Washington, DC  20015             Washington, DC  20006

At September 30, 1997, the net book value of the Bank's office facilities (including leasehold improvements) was $193.9 million. See Note 15 to the Consolidated Financial Statements in this report.

During fiscal 1997, the Bank completed the construction of a facility in Frederick, Maryland and consolidated the Bank's employees and operations in that area. At September 30, 1997, the Bank had invested $4.0 million in the land and $27.4 million for capital expenditures relating to this facility.

During fiscal 1995, the Bank transferred an office building, which was previously classified as real estate held for investment, to property and equipment and the Bank began to occupy a portion of the building during fiscal 1996 in order to satisfy its need for additional office space.

In fiscal 1991, the Bank purchased an office building and the underlying land in downtown Washington, D.C. with plans to establish a deposit branch office and a trust office in the building. Although the Bank has no current plans to establish a trust office there, it is currently seeking OTS approval to establish a branch in the building during fiscal 1998.

The Bank owns additional assets, including furniture and data processing equipment. At September 30, 1997, these other assets had a net book value of $79.6 million. The Bank also has operating leases, primarily for certain data processing equipment and software. Such leases have month-to-month or year-to-year terms.

ITEM 3.  LEGAL PROCEEDINGS

In the normal course of business, the Trust is involved in certain litigation, including litigation arising out of the collection of loans, the enforcement or defense of the priority of its security interests, the continued development and marketing of certain of its real estate properties, and certain employment claims. In the opinion of management, litigation which is currently pending will not have a material adverse impact on the financial condition or future operations of the Trust.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended September 30, 1997.

                                    PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED
           STOCKHOLDER MATTERS

There currently is no established public trading market for the Trust's Common Shares of Beneficial Interest (the "Common Shares"). At December 5, 1997, there were nine corporate or individual holders of record of Common Shares. All holders of Common Shares at such date were affiliated with the Trust. See "Security Ownership of Certain Beneficial Owners and Management."

ITEM 6.  SELECTED FINANCIAL DATA

The selected financial data of the Trust herein have been derived from the Consolidated Financial Statements of the Trust. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere in this report.

                             SELECTED FINANCIAL DATA

===================================================================================================================================

                                                                                   Year Ended September 30
                                                           ------------------------------------------------------------------------

(In thousands, except  per share amounts and other data)       1997           1996          1995           1994          1993
-----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:

Real Estate:
Revenues                                                        $ 84,569       $ 76,839      $ 77,285       $ 66,044      $ 93,245
Operating expenses                                               108,601        104,321       109,971        102,087       137,256
Equity in earnings (losses) of partnership investments             4,150          3,374         3,681          1,738          (668)
Gain (loss) on sales of property                                     895            (68)        1,664             --           184
                                                           ------------------------------------------------------------------------
Real estate operating loss                                       (18,987)       (24,176)      (27,341)       (34,305)      (44,495)
                                                           ------------------------------------------------------------------------

Banking:
Interest income                                                  450,480        387,511       365,315        334,464       348,814
Interest expense                                                 239,815        188,836       189,114        165,544       167,518
                                                           ------------------------------------------------------------------------
Net interest income                                              210,665        198,675       176,201        168,920       181,296
Provision for loan losses                                       (125,115)      (115,740)      (54,979)       (29,222)      (60,372)
                                                           ------------------------------------------------------------------------
Net interest income after provision for loan losses               85,550         82,935       121,222        139,698       120,924
                                                           ------------------------------------------------------------------------
Other income:
    Credit card, loan servicing and deposit service fees         327,091        324,804       218,572        111,279        91,216
    Earnings (loss) on real estate held for investment or
     sale, net                                                   (18,688)       (24,413)       (5,549)           835       (12,722)
    Gain on sales of assets                                       75,025         24,400        12,282         32,217        40,270
    Net unrealized gain on valuation of interest-only
     strips                                                        6,976             --            --             --            --
    Other                                                         22,573         19,713         7,320         15,718        11,989
                                                           ------------------------------------------------------------------------
Total other income                                               412,977        344,504       232,625        160,049       130,753
                                                           ------------------------------------------------------------------------
Operating expenses                                               418,346        381,328       298,164        246,560       187,828
                                                           ------------------------------------------------------------------------
Banking operating income                                          80,181         46,111        55,683         53,187        63,849
                                                           ------------------------------------------------------------------------

Total Company:
Operating income before income taxes,                             61,194         21,935        28,342         18,882        19,354
    extraordinary items, cumulative effect of change in
    accounting principle, and minority interest
Provision for income taxes                                        12,810          8,301         2,021          7,025        11,703
                                                           ------------------------------------------------------------------------
Income before extraordinary items, cumulative
    effect of change in accounting principle and
    minority interest                                             48,384         13,634        26,321         11,857         7,651
Extraordinary items:
    Adjustment for tax benefit of operating loss
        carryovers                                                    --             --            --             --         7,738
    Loss on early extinguishment of debt, net of taxes                --             --            --        (11,315)           --
                                                           ------------------------------------------------------------------------
Income before cumulative effect of change in
    accounting principle and minority interest                    48,384         13,634        26,321            542        15,389
Cumulative effect of change in accounting principle                   --             --            --         36,260            --
                                                           ------------------------------------------------------------------------
Income before minority interest                                   48,384         13,634        26,321         36,802        15,389
Minority interest held by affiliates                              (6,848)        (3,962)       (5,721)        (3,963)       (6,582)
Minority interest -- other                                       (22,676)        (9,750)       (9,750)        (9,750)       (4,334)
                                                           ------------------------------------------------------------------------
Total company net income (loss)                                 $ 18,860          $ (78)     $ 10,850       $ 23,089       $ 4,473
                                                           ========================================================================

Net income (loss) available to common shareholders              $ 13,442       $ (5,498)      $ 5,430       $ 17,669        $ (947)

Net income (loss) per common share:
Income before extraordinary items, cumulative
    effect of change in accounting principle and
    minority interest                                            $  8.90         $ 1.70        $ 4.33         $ 1.33        $ 0.46
Extraordinary items:
    Adjustment for tax benefit of operating loss
        carryovers                                                 --             --            --             --             1.60
    Loss on early extinguishment of debt, net of taxes             --             --            --             (2.34)        --
                                                           ------------------------------------------------------------------------
Income (loss) before cumulative effect of change in
    accounting principle and minority interest                      8.90           1.70          4.33          (1.01)         2.06
Cumulative effect of change in accounting principle                --             --            --              7.51         --
                                                           ------------------------------------------------------------------------
Income before minority interest                                    10.03           1.70          4.33           6.50          2.06
Minority interest held by affiliates                               (1.42)         (0.82)        (1.19)         (0.82)        (1.36)
Minority interest -- other                                         (4.70)         (2.02)        (2.02)         (2.02)        (0.90)
                                                           ------------------------------------------------------------------------
Total company net income (loss)                                   $ 2.78        $ (1.14)       $ 1.12         $ 3.66       $ (0.20)
                                                           ========================================================================

-----------------------------------------------------------------------------------------------------------------------------------
Continued on following page.


                             SELECTED FINANCIAL DATA
                                   (Continued)
==================================================================================================================================

                                                                                  Year Ended September 30
                                                          ------------------------------------------------------------------------

(In thousands, except  per share amounts and other data)      1997           1996          1995           1994          1993
----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:

Assets:
Real estate assets                                            $ 300,573      $ 294,503     $ 313,412      $ 327,739     $ 220,556
    Income-producing properties, net                            156,535        156,115       163,787        159,529       162,356
    Land parcels                                                 42,160         41,580        38,458         38,455        38,411
Banking assets                                                6,057,413      5,693,074     4,911,536      4,666,298     4,872,771
Total company assets                                          6,357,986      5,987,577     5,224,948      4,994,037     5,093,327

Liabilities:
Real estate liabilities                                         590,910        578,092       555,814        558,109       450,153
    Mortgage notes payable                                      180,204        173,345       184,502        185,730       264,776
    Notes payable - secured                                     175,000        177,500       175,500        175,000            --
    Notes payable - unsecured                                    46,633         42,367        41,057         40,288        38,661
Banking liabilities                                           5,582,167      5,388,444     4,619,451      4,413,832     4,634,001
Minority interest held by affiliates                             51,388         46,065        43,556         35,632        34,495
Minority interest - other                                       218,306         74,307        74,307         74,307        74,307
Total company liabilities                                     6,442,771      6,086,908     5,293,128      5,081,880     5,192,956

Shareholders' deficit                                           (84,785)       (99,331)      (68,180)       (87,843)      (99,629)
----------------------------------------------------------------------------------------------------------------------------------

CASH FLOW DATA:

Net cash flows provided by (used in) operating activities:
    Real estate                                                 $ 6,911        $ 9,032       $ 4,324      $ (10,859)     $ (3,149)
    Banking                                                   2,358,691      1,739,505     2,088,022      2,218,262     1,137,686
                                                          ------------------------------------------------------------------------
Total Company                                                 2,365,602      1,748,537     2,092,346      2,207,403     1,134,537
                                                          ------------------------------------------------------------------------

Net cash flows provided by (used in) investing activities:
    Real estate                                                 (11,664)        (4,907)      (17,143)       (29,118)       (2,999)
    Banking                                                  (2,266,569)    (2,559,381)   (2,261,803)    (1,777,281)     (879,178)
                                                          ------------------------------------------------------------------------
Total Company                                                (2,278,233)    (2,564,288)   (2,278,946)    (1,806,399)     (882,177)
                                                          ------------------------------------------------------------------------

Net cash flows provided by (used in) financing activities:
    Real estate                                                   7,485         (5,964)         (271)        75,723         3,230
    Banking                                                     293,344        727,019       160,966       (260,094)     (190,850)
                                                          ------------------------------------------------------------------------
Total Company                                                   300,829        721,055       160,695       (184,371)     (187,620)
                                                          ------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents            388,198        (94,696)      (25,905)       216,633        64,740
----------------------------------------------------------------------------------------------------------------------------------

OTHER DATA:

Hotels:
    Number of hotels                                                 10              9            10              9             9
    Number of guest rooms                                         2,370          2,261         2,608          2,415         2,356
    Average occupancy                                                70%            68%           67%            62%           68%
    Average room rate                                             $72.21         $68.79        $60.82         $57.57        $54.02
Shopping centers:
    Number of properties                                            N/A            N/A           N/A            N/A            23
    Leasable area (square feet)                                     N/A            N/A           N/A            N/A     4,408,000
    Average occupancy                                               N/A            N/A           N/A            N/A            95%
Office properties:
    Number of properties (1)                                          8              8             9              9            10
    Leasable area (square feet) (1)                           1,308,000      1,308,000     1,368,000      1,363,000     1,537,000
    Leasing percentages (1)                                          99%            93%           84%            93%           85%
Land parcels:
    Number of parcels                                                10              9            10             10            12
    Total acreage                                                   439            446           433            433         1,496

(1) Includes Dulles South Office Building which is owned
    by a subsidiary in which the Trust has a 50% interest.
----------------------------------------------------------------------------------------------------------------------------------

ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
           CONDITION AND RESULTS OF OPERATIONS

The Trust has prepared its financial statements and other disclosures on a fully consolidated basis. The term "Trust" used in the text and the financial statements included herein refers to the combined entity, which includes B. F. Saul Real Estate Investment Trust and its subsidiaries, including Chevy Chase and Chevy Chase's subsidiaries. "Real Estate Trust" refers to B. F. Saul Real Investment Trust and its subsidiaries, excluding Chevy Chase and Chevy Chase's subsidiaries. The operations conducted by the Real Estate Trust are designated as "Real Estate," while the business conducted by the Bank and its subsidiaries is identified by the term "Banking."

FINANCIAL CONDITION

REAL ESTATE

The Real Estate Trust's investment portfolio at September 30, 1997 consisted primarily of hotels, office and industrial projects, and land parcels. See "Business - Real Estate - Real Estate Investments." In the first quarter of fiscal 1997, the Real Estate Trust purchased a 115-room Holiday Inn Express in Herndon, Virginia. In the last quarter of fiscal 1997, the Real Estate Trust sold its purchase-leaseback property in Casper, Wyoming.

Office space in the Real Estate Trust's office property portfolio was 99% leased at September 30, 1997, compared to a leasing rate of 93% at September 30, 1996. At September 30, 1997, the Real Estate Trust's office property portfolio had a total gross leasable area of approximately 1.3 million square feet, of which 277,000 square feet (21.2%) and 279,000 square feet (21.3%) are subject to leases whose terms expire in fiscal 1998 and fiscal 1999, respectively.

Overall, the hotel portfolio experienced an average occupancy rate of 70% and average room rate of $72.21 during the year ended September 30, 1997. For the eight hotels owned by the Real Estate Trust throughout fiscal 1997 and fiscal 1996, the average occupancy rates were 69% and 68%, respectively, and the average room rates were $70.41 and $66.98, respectively. Five of these hotels registered improved occupancies and six registered higher average room rates in the current fiscal year.

BANKING

General. The Bank recorded operating income of $80.2 million during fiscal 1997, compared to operating income of $46.1 million in fiscal 1996. The increase in income for fiscal 1997 was primarily attributable to a $68.5 million increase in other (non-interest) income and an $11.9 million increase in net interest income before provision for loan losses, the effect of which was partially offset by a $9.4 million increase in the provision for loan losses and a $37.0 million increase in operating (non-interest) expense. See "Results of Operations."

Gain on sales of loans of $73.8 million, which increased 217.6% over fiscal 1996, was a large component of the Bank's non-interest income during the current year and resulted primarily from the Bank's securitization activity. During fiscal 1997, the Bank securitized and sold $2.4 billion of receivables, of which $1.1 billion, $286.4 million, $938.9 million and $224.1 million, related to securitizations and sales of credit card, home equity, automobile and home loan receivables, respectively, and recognized gains of $33.1 million, $11.8 million, $26.9 million and $10.0 million, respectively. In addition, the Bank securitized and sold $144.2 million of amounts on deposit in certain spread accounts established in connection with certain of the Bank's outstanding credit card securitizations. See Note C and Note 14 to the Consolidated Financial Statements in this report. See "Liquidity."

Real estate owned, net of valuation allowances, declined 24.4% during fiscal 1997 to $90.7 million at September 30, 1997, from $119.9 million at September 30, 1996. This reduction was primarily due to sales in the Communities and other residential properties and additional valuation allowances. See "REO."

During fiscal 1997, the Bank experienced a decline in the performance of its credit card portfolio which resulted in increased delinquent amounts and net charge-offs recorded for the year and reflects the trends that are affecting the credit card industry as a whole. See "Business - Lending Activities - Credit Card Lending" and "Asset Quality - Allowances for Losses."

At September 30, 1997, the Bank's tangible, core, tier 1 risk-based and total risk-based regulatory capital ratios were 6.96%, 6.96%, 7.24% and 13.50%, respectively. The Bank's capital ratios exceeded the requirements under FIRREA as well as the standards established for "well-capitalized" institutions under the prompt corrective action regulations issued pursuant to FDICIA. See "Capital."

On December 3, 1996, the Bank sold $100 million principal amount of its 9 1/4% Subordinated Debentures due 2008, the principal amount of which is includable in the Bank's supplementary capital. In addition, on December 3, 1996, the REIT Subsidiary sold $150 million of REIT Preferred Stock, which is eligible for inclusion as core capital of the Bank in an amount up to 25% of the Bank's total core capital. Minority interest in the amount of $12.9 million was recorded during fiscal 1997 as a reduction to net income.

On November 12, 1997 the Bank purchased ASB Capital Management, Inc. ("ASB"), a wholly-owned subsidiary of NationsBank Corporation and one of the largest SEC-registered investment managers headquartered in the Washington, D.C. metropolitan area, through which the Bank will provide a variety of investment products and fiduciary services to a primarily institutional customer base. The Bank anticipates that the acquisition will provide an additional source of fee-based revenues. Although the acquisition generated additional goodwill which reduced the Bank's regulatory capital levels, the Bank's capital levels immediately following the acquisition remained above the levels established for well-capitalized institutions.

During fiscal 1997, the Bank declared and paid, out of the retained earnings of the Bank, cash dividends on its Common Stock in the amount of $900 per share.

The Bank's assets are subject to review and classification by the OTS upon examination. The OTS concluded its most recent annual examination of the Bank in June 1997.

Asset Quality. Non-Performing Assets. The Bank's level of non-performing assets continued to decline during fiscal 1997. The following table sets forth information concerning the Bank's non-performing assets at the dates indicated. The figures shown are after charge-offs and, in the case of real estate acquired in settlement of loans, after all valuation allowances.

NON-PERFORMING ASSETS AND PAST DUE CREDIT CARD LOANS
(Dollars in thousands)

                                                                                           September 30,
                                                                -------------------------------------------------------------------
                                                                    1997          1996          1995         1994          1993
                                                                ------------  ------------ ------------- ------------  ------------

Non-performing assets:
  Non-accrual loans:
    Residential                                                 $     9,617   $     8,200  $      8,593  $     8,306   $     9,108
    Commercial real estate and multifamily                               --            --           194           --            --
                                                                ------------  ------------ ------------- ------------  ------------
      Total non-accrual real estate loans                             9,617         8,200         8,787        8,306         9,108
    Credit card  (1)                                                     --        25,350        18,569       16,229        20,557
    Consumer and other                                                4,226         1,239           595          498           314
                                                                ------------  ------------ ------------- ------------  ------------
      Total non-accrual loans (2)                                    13,843        34,789        27,951       25,033        29,979
                                                                ------------  ------------ ------------- ------------  ------------

  Non-accrual real estate held for investment (2)                        --            --            --        8,915         8,898
                                                                ------------  ------------ ------------- ------------  ------------

  Real estate acquired in settlement of loans                       231,407       246,380       354,277      387,024       434,616
  Allowance for losses on real estate acquired in
     settlement of loans                                           (140,738)     (126,519)     (135,043)    (109,074)     (101,462)
                                                                ------------  ------------ ------------- ------------  ------------
    Real estate acquired in settlement of loans, net                 90,669       119,861       219,234      277,950       333,154
                                                                ------------  ------------ ------------- ------------  ------------

      Total non-performing assets                               $   104,512   $   154,650  $    247,185  $   311,898   $   372,031
                                                                ============  ============ ============= ============  ============

  Accruing credit card loans past due 90 days (3)               $    25,700            --            --           --            --

                                                                ============  ============ ============= ============  ============
Total non-performing assets and accruing credit card
     loans past due 90 days                                     $   130,212   $   154,650  $    247,185  $   311,898   $   372,031
                                                                ============  ============ ============= ============  ============

Allowance for losses on loans                                   $   105,679   $    95,523  $     60,496  $    50,205   $    68,040
Allowance for losses on real estate held for investment                 198           191           193        9,899        10,182
Allowance for losses on real estate acquired in settlement
     of loans                                                       140,738       126,519       135,043      109,074       101,462
                                                                ------------  ------------ ------------- ------------  ------------

  Total allowances for losses                                   $   246,615   $   222,233  $    195,732  $   169,178   $   179,684
                                                                ============  ============ ============= ============  ============

-----------------------------------------------------------------------------------------------------------------------------------
(1)  Effective June 30, 1997, the Bank no longer places credit card loans on non-accrual status.
(2)  Before deduction of allowances for losses.
(3)  Loans which are both past due 90 days or more and not deemed nonaccrual due to an assessment of collectibility are specifically excluded from the definition of non-performing.

NON-PERFORMING ASSETS AND PAST DUE CREDIT CARD LOANS (CONTINUED)

                                                                                         September 30,
                                                               -------------------------------------------------------------------
                                                                   1997          1996          1995         1994          1993
                                                               ------------  ------------ ------------- ------------  ------------

Ratios:

Non-performing assets and credit card loans past due 90 days,
  net to total assets (1) (2)                                          0.40%         1.04%         3.80%        5.40%         5.97%

Allowance for losses on real estate loans to non-accrual
  real estate loans (3)                                              103.60%       134.44%       123.82%      169.58%       219.29%

Allowance for losses on consumer and other loans to
  non-accrual consumer and other loans (3)                           148.37%       388.86%       553.11%      319.28%       376.11%

Allowance for losses on loans to non-accrual loans (1) (3)           763.41%       274.58%       216.44%      200.56%       226.96%

Allowance for losses on loans to total loans receivable (4)            4.17%         2.81%         2.05%        1.97%         2.83%

-----------------------------------------------------------------------------------------------------------------------------------
(1) Prior to 1997, non-performing asset ratios do not include loans more than 90 days past due and still accruing.
(2) Non-performing assets is presented after all allowances for losses on loans and real estate held for investment or sale.
(3) Before deduction of allowances for losses.
(4) Includes loans receivable and loans held for sale and/or securitization, before deduction of allowance for losses.

Non-performing assets include non-accrual loans (loans contractually past due 90 days or more or with respect to which other factors indicate that full payment of principal and interest is unlikely), non-accrual real estate held for investment ("non-accrual REI"), and REO, acquired either through foreclosure or deed-in-lieu of foreclosure, or pursuant to in-substance foreclosure (prior to the adoption of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," in fiscal 1994).

Effective June 30, 1997, the Bank conformed its reporting practices for credit card loans to that of most credit card issuers and excluded credit card loans from non-accrual loans and non-performing assets. Credit card loans are not placed on non-accrual status, but continue to accrue interest until the loan is either paid-off or charged-off.

Non-performing assets totaled $104.5 million, after valuation allowances on REO of $140.7 million, at September 30, 1997, compared to $154.7 million, after valuation allowances on REO of $126.5 million, at September 30, 1996. In addition to the valuation allowances on REO, the Bank maintained $1.4 million and $26.1 million of valuation allowances on its non-accrual loans at September 30, 1997, and September 30, 1996, respectively. The $50.2 million decrease in non-performing assets was comprised of a net decrease in REO of $29.2 million and a decrease in non-accrual loans of $21.0 million resulting from the change in the Bank's reporting practices.

Non-accrual Loans. The Bank's non-accrual loans totaled $13.8 million at September 30, 1997, compared to $34.8 million at September 30, 1996. At September 30, 1997, non-accrual loans consisted primarily of $9.6 million of non-accrual real estate loans and $4.2 million of non-accrual consumer and other loans. The $21.0 million decrease in non-accrual loans, from fiscal 1996 was primarily due to the change in reporting practices for credit card loans discussed above. Non-accrual credit card loans were $25.4 million at September 30, 1996.

At September 30, 1997, the Bank had $61.3 million of credit card loans classified for regulatory purposes as substandard, of which $47.8 million related to loans 90 days or more past due. The remainder ($13.5 million) related to accounts for which the customers have agreed to modified payment terms, but which were 30-89 days past due. All delinquent amounts are included in the table of delinquent loans under "Delinquent Loans."

REO. At September 30, 1997, the Bank's REO totaled $90.7 million, after valuation allowances on such assets of $140.7 million as set forth in the following table.

                                   Balance                   Balance
                       Number       Before        All         After      Percent
                         of        Valuation    Valuation    Valuation     of
                     Properties   Allowances   Allowances   Allowances   Total
                     ----------   ----------   ----------   ----------   ------
                                        (Dollars in thousands)
  Communities                5    $200,505     $132,907      $ 67,598     74.5%

  Residential ground         3       6,993        1,039         5,954      6.6%

  Commercial ground          7      20,999        6,792        14,207     15.7%

  Single-family
  residential
  properties                19       2,910         --           2,910      3.2%
                            --    --------     --------      --------    ------
    Total REO               34    $231,407     $140,738      $ 90,669    100.0%
                            ==    ========     ========      ========    ======

During fiscal 1997, REO decreased $29.2 million, which was attributable to $15.0 million of sales in the Communities and other residential properties, partially offset by additional capitalized costs, and $14.2 million of additional valuation allowances.

During fiscal 1997, the Bank received revenues of $36.3 million from dispositions of 245 residential lots or units in the Communities ($14.6 million), approximately 38 acres of commercial land in two of the Communities and one residential ground property ($15.5 million), a portion of commercial and residential ground properties ($0.6 million) and various single-family residential properties ($5.6 million).

At September 30, 1997, the Bank had executed contracts to sell two of the commercial ground properties and one of the residential ground properties at their aggregate book value of $6.1 million at that date.

The Bank's objective with respect to its REO is to sell such properties as expeditiously as possible and in a manner which will best preserve the value of the Bank's assets. In accordance with this objective, management of the Bank continues to pursue several strategies. First, the Bank has focused its efforts on marketing residential building lots directly to homebuilders, and is proceeding with lot development to meet the requirements of existing and new contracts with builders. Second, the Bank continues to seek and negotiate with potential purchasers of remaining retail and commercial ground. Third, the Bank continues to seek potential investors concerning the possibility of larger scale or bulk purchases of remaining ground at the Communities. The Bank's ability to achieve this objective will depend on a number of factors, some of which are beyond its control, such as the general economic conditions in the Washington, D.C. metropolitan area.

The principal component of REO consists of the five Communities, four of which are under active development. At September 30, 1997, two of the active Communities had 2,330 remaining residential lots, of which 438 lots (18.8%) were under contract and pending settlement. Four of the active Communities had approximately 259 remaining acres of land designated for commercial use, of which 27.4 acres (10.6%) were under contract and pending settlement. In addition, at September 30, 1997, the Bank was engaged in discussions with potential purchasers regarding the sale of additional residential units and retail land.

In addition to the four active Communities, REO includes a fifth Community, consisting of approximately 2,400 acres, in Loudoun County, Virginia, which is in the pre-development stage and was to be developed into approximately 6,200 residential units. At September 30, 1997, this property had a book value of $12.0 million, after valuation allowances.

The Bank has continued to make financing available to homebuilders, purchasers of retail ground and home purchasers in an attempt to facilitate sales of lots in the Communities. The following table presents, at the periods indicated, the outstanding balances of loans provided by the Bank (subsequent to its acquisition of title to the properties) to facilitate sales of lots in such Communities.


                                                Year Ended September 30,
                                         ------------------------------------
                                             1997         1996         1995
                                         -----------   ----------   ---------
                                                     (In thousands)

      Construction loans                   $ 36,504      $ 49,623     $12,615

      Single-family permanent loans (1)      20,598        43,297      50,096
                                         -----------   ----------   ---------
        Total                              $ 57,102      $ 92,920     $62,711
                                         ===========   ==========   =========
--------------------------
(1) Includes $4.0 million, $1.2 million and $2.3 million of loans classified as held for sale at September 30, 1997, September 30, 1996 and September 30, 1995, respectively.

The Bank anticipates that it will provide construction financing for a portion of the remaining unsold lot inventory in the Communities. The Bank also expects that it will provide permanent financing for a portion of the homes to be sold in the Communities. The Bank's current policy is to sell all such single-family loans for which it provides permanent financing. At September 30, 1997, $4.0 million of such loans are classified as held for sale and generally are expected to be sold in the first quarter of fiscal 1998.

In furtherance of its objective of facilitating sales, the Bank has continued development efforts in the Communities. The following table presents the net decrease in the balances of the five Communities for the periods indicated.

                                                Year Ended September 30,
                                        -------------------------------------
                                           1997          1996         1995
                                        -----------   ----------   ----------
                                                    (In thousands)

  Sales proceeds                           $ 34,318     $ 71,023     $ 65,211
  Development costs                          23,462       17,931       32,626
                                         ----------   ----------    ---------
    Net cash flow                            10,856       53,092       32,585

  Increase in reserves and
  other non-cash items
                                             16,656       13,870       16,884
                                         ----------   ----------    ---------
  Net decrease in balances of the
  Communities                              $ 27,512     $ 66,962     $ 49,469
                                         ==========   ==========    =========

The Bank currently anticipates that sales proceeds will continue to exceed development costs in future periods. In the event development costs exceed sales proceeds in future periods, the Bank believes that adequate funds will be available from its primary liquidity sources to fund such costs. See "Liquidity."

The Bank capitalizes costs relating to development and improvement of REO. Interest costs are capitalized on real estate properties under development. During fiscal 1997, the Bank capitalized interest in the amount of $2.2 million relating to its four active Communities.

In accordance with the OTS extensions of the holding periods for certain of its REO, the Bank is required to submit a quarterly status report on its large REO properties. See "Capital - Regulatory Action and Requirements."

The Bank will continue to monitor closely its major non-performing and potential problem assets in light of current and anticipated market conditions. The Bank's asset workout group focuses its efforts in resolving these problem assets as expeditiously as possible. The Bank does not anticipate any significant increases in non-performing and potential problem assets.

Potential Problem Assets. Although not considered non-performing assets, primarily because the loans are not 90 or more days past due and the borrowers have not abandoned control of the properties, potential problem assets are experiencing problems sufficient to cause management to have serious doubts as to the ability of the borrowers to comply with present repayment terms.

At September 30, 1997, none of the Bank's assets were deemed by management to be potential problem assets. At September 30, 1996, potential problem assets totaled $5.9 million, before valuation allowances of $1.1 million. The decline in potential problem assets was primarily attributable to the improved status of one residential construction loan with a principal balance of $2.3 million following lot sales which reduced the principal balance of the loan.

Delinquent Loans. At September 30, 1997, delinquent loans totaled $84.6 million (or 3.5% of loans) compared to $51.6 million (or 1.6% of loans) at September 30, 1996. The following table sets forth information regarding the Bank's delinquent loans at September 30, 1997.


                                       Principal Balance              Total
                            ------------------------------------       as a
                                              Non-                  Percentage
                            Mortgage        Mortgage                     of
                             Loans           Loans        Total       Loans(1)
                            -------         -------      -------    ----------
                                    (Dollars in thousands)

      Loans delinquent for:
      30-59 days            $ 6,095         $32,288      $38,383        1.6%
      60-89 days              2,378          18,091       20,469        0.8%
      90 days or more and
        still accruing         --            25,700       25,700        1.1%
                            -------         -------      -------        ----
        Total               $ 8,473         $76,079      $84,552        3.5%
                            =======         =======      =======        ====
------------------------
(1) Includes loans held for sale and/or securitization, before deduction of valuation allowances.

Mortgage loans classified as delinquent 30-89 days consists entirely of single-family permanent residential mortgage loans and home equity credit line loans. Total delinquent mortgage loans increased to $8.5 million at September 30, 1997, from $5.9 million at September 30, 1996.

Non-mortgage loans (principally credit card loans) delinquent 30-89 days increased to $50.4 million at September 30, 1997 from $45.7 million at September 30, 1996, and increased as a percentage of total non-mortgage loans outstanding to 3.6% at September 30, 1997 from 2.9% at September 30, 1996. The increased percentage of delinquent non-mortgage loans to total non-mortgage loans outstanding resulted primarily from the increase in delinquent credit card loans, which reflects the industry-wide decline in the performance of such loans in recent periods.

Non-mortgage loans delinquent 90 days or more and still accruing consists entirely of credit card loans. Effective June 30, 1997, the Bank conformed its reporting practices for credit card loans to that of most credit card issuers and continues to accrue interest until the loan is either paid or charged-off.

Troubled Debt Restructurings. A troubled debt restructuring occurs when the Bank agrees to modify significant terms of a loan in favor of the borrower when the borrower is experiencing financial difficulties. In aggregate, troubled debt restructurings were $11.9 million and $13.6 million at September 30, 1997 and 1996, respectively.

At September 30, 1997, loans accounted for as troubled debt restructurings included one commercial permanent loan with a principal balance of $11.7 million and one commercial collateralized loan with a principal balance of $0.2 million. The $1.8 million decrease in loans accounted for as troubled debt restructurings from September 30, 1996, was a result of net principal reductions. At September 30, 1997, the Bank had commitments to lend $0.1 million of additional funds on loans that have been restructured.

Real Estate Held for Investment. At September 30, 1997 and 1996, real estate held for investment consisted of two properties with an aggregate book value of $3.6 million, net of valuation allowances of $0.2 million.

Allowances for Losses. The following tables show loss experience by asset type and the components of the allowance for losses on loans and the allowance for losses on real estate held for investment or sale. These tables reflect charge-offs taken against assets during the years indicated and may include charge-offs taken against assets which the Bank disposed of during such years.

ANALYSIS OF ALLOWANCE FOR AND CHARGE-OFFS OF LOANS
(Dollars in thousands)

                                                                            Year Ended September 30,
                                                      ---------------------------------------------------------------------
                                                          1997          1996          1995          1994           1993
                                                      ------------  ------------  -------------  ------------  ------------
Balance at beginning of year                          $    95,523   $    60,496   $     50,205   $    68,040   $    78,818
                                                      ------------  ------------  -------------  ------------  ------------

Provision for loan losses                                 125,115       115,740         54,979        29,222        60,372
                                                      ------------  ------------  -------------  ------------  ------------

Increase due to acquisition of loans                          118            --             --            --            --
                                                      ------------  ------------  -------------  ------------  ------------

Charge-offs:
  Residential                                               1,014           867          1,174         1,641            45
  Commercial real estate and multifamily                       --            --             --           112           766
  Real estate construction and ground                          --            --          1,768         2,474         4,274
  Credit card                                             115,835        84,805         50,172        55,754        76,141
  Consumer and other                                        9,657         6,375          3,463         1,058         3,664
                                                      ------------  ------------  -------------  ------------  ------------
      Total charge-offs                                   126,506        92,047         56,577        61,039        84,890
                                                      ------------  ------------  -------------  ------------  ------------

Recoveries:
  Residential                                                  34            32             20            --            --
  Credit card                                              10,365        10,720         11,219        13,525        13,438
  Consumer and other                                        1,030           582            650           457           302
                                                      ------------  ------------  -------------  ------------  ------------
      Total recoveries                                     11,429        11,334         11,889        13,982        13,740
                                                      ------------  ------------  -------------  ------------  ------------

Charge-offs,  net of recoveries                           115,077        80,713         44,688        47,057        71,150
                                                      ------------  ------------  -------------  ------------  ------------

Balance at end of year                                $   105,679   $    95,523   $     60,496   $    50,205   $    68,040
                                                      ============  ============  =============  ============  ============

Provision for loan losses to average loans  (1)              3.50%         3.94%          1.85%         1.08%         2.83%
Net loan charge-offs to average loans (1)                    3.22%         2.75%          1.51%         1.74%         3.33%
Ending allowance for losses on loans to total
     loans (1) (2)                                           4.17%         2.81%          2.05%         1.97%         2.83%



---------------------------------------------------------------------------------------------------------------------------

(1) Includes loans held for sale and/or securitization.
(2) Before deduction of allowances.

COMPONENTS OF ALLOWANCE FOR LOSSES ON LOANS BY TYPE
(Dollars in thousands)

                                                                        September 30,
                           ------------------------------------------------------------------------------------------------------
                                  1997                  1996                  1995               1994                1993
                           -------------------- --------------------- ------------------ -------------------- -------------------
                                        Percent              Percent             Percent             Percent              Percent
                                          of                   of                  of                  of                   of
                                         Loans                Loans               Loans               Loans                Loans
                                          to                   to                  to                  to                   to
                                         Total                Total               Total               Total                Total
                             Amount      Loans    Amount      Loans    Amount     Loans   Amount      Loans    Amount      Loans
                           ------------ ------- ------------ ------- ----------- ------ ------------ ------- ------------ ------
Balance at end of year
     allocated to:

Single family residential  $       661    33.5% $       925   47.4%  $      929   47.3% $     1,384    53.7% $     4,235   53.6%

Home equity                        683     3.7          446    0.9          164    1.0          133     1.4          250    2.5

Commercial real estate
     and multifamily             7,705     2.1        8,398    2.3        8,523    2.9        8,506     3.3        9,606    3.9

Real estate construction
     and ground                    550     2.2        1,255    1.9        1,264    1.1        4,062     2.1        5,882    2.6

Commercial                         364     3.9          223    1.7           65    0.5          505     0.2                 0.2

Credit card                     89,446    42.6       79,681   33.1       46,325   34.4       34,530    25.5       46,886   31.4

Automobile                       3,080     8.6        3,965    8.8        3,226    8.1        1,085    11.4        1,181    4.4

Home improvement and
     related loans               2,415     2.0          229    2.8           --    3.8           --     1.5           --    0.3

Overdraft lines of credit
     and other consumer            775     1.4          401    1.1           --    0.9           --     0.9           --    1.1
                           ------------         ------------         -----------        ------------         ------------

    Total                  $   105,679          $    95,523          $   60,496         $    50,205          $    68,040
                           ============         ============         ===========        ============         ============

ANALYSIS OF ALLOWANCE FOR AND CHARGE-OFFS OF
REAL ESTATE HELD FOR INVESTMENT OR SALE
(In thousands)

                                                                    Year ended September 30,
                                            --------------------------------------------------------------------------
                                                1997           1996            1995           1994            1993
                                            ------------   ------------    ------------   ------------    ------------
Balance at beginning of year:
  Real estate held for investment           $       191    $       193     $     9,899    $    10,182     $    14,919
  Real estate held for sale                     126,519        135,043         109,074        101,462          94,125
                                            ------------   ------------    ------------   ------------    ------------
    Total                                       126,710        135,236         118,973        111,644         109,044
                                            ------------   ------------    ------------   ------------    ------------

Provision for real estate losses:
  Real estate held for investment                     7             (2)         (6,974)          (283)          1,470
  Real estate held for sale                      19,616         26,343          33,295         14,335          28,945
                                            ------------   ------------    ------------   ------------    ------------
    Total                                        19,623         26,341          26,321         14,052          30,415
                                            ------------   ------------    ------------   ------------    ------------

Charge-offs:
  Real estate held for investment:
    Commercial ground                                --             --           2,732             --              --
    Commercial construction                          --             --              --             --           6,207
                                            ------------   ------------    ------------   ------------    ------------
      Total                                          --             --           2,732             --           6,207
                                            ------------   ------------    ------------   ------------    ------------

  Real estate held for sale:
    Residential construction                         --             --           1,924            911              79
    Residential ground                            5,397         34,867             103             --             259
    Commercial ground                                --             --           2,827             --           1,353
    Commercial permanent                             --             --              --          5,812             761
    Commercial construction                          --             --           2,472             --          19,156
                                            ------------   ------------    ------------   ------------    ------------
      Total                                       5,397         34,867           7,326          6,723          21,608
                                            ------------   ------------    ------------   ------------    ------------

    Total charge-offs on real estate
       held for investment or sale                5,397         34,867          10,058          6,723          27,815
                                            ------------   ------------    ------------   ------------    ------------

Balance at end of year:
  Real estate held for investment                   198            191             193          9,899          10,182
  Real estate held for sale                     140,738        126,519         135,043        109,074         101,462
                                            ------------   ------------    ------------   ------------    ------------
    Total                                   $   140,936    $   126,710     $   135,236    $   118,973     $   111,644
                                            ============   ============    ============   ============    ============

COMPONENTS OF ALLOWANCE FOR LOSSES
ON REAL ESTATE HELD FOR INVESTMENT OR SALE
(In thousands)

                                                                          September 30,
                                            --------------------------------------------------------------------------
                                                1997           1996            1995           1994            1993
                                            ------------   ------------    ------------   ------------    ------------
Allowance for losses on real estate
     held for investment:
  Commercial real estate and multifamily    $        --    $        --     $        --    $     7,793     $     7,945
  Ground                                             --             --              --          1,975           1,972
  Other                                             198            191             193            131             265
                                            ------------   ------------    ------------   ------------    ------------
     Total                                          198            191             193          9,899          10,182
                                            ------------   ------------    ------------   ------------    ------------


Allowance for losses on real estate
     held for sale:
  Single family residential                          --            112             184             66             102
  Home equity                                        --              8               2              4              53
  Commercial real estate and multifamily             --             --              --            142           4,678
  Residential construction                           --             --              --          1,942           2,924
  Commercial construction                            --             --              --          1,216           1,387
  Ground                                        140,738        126,399         134,857        105,704          92,318
                                            ------------   ------------    ------------   ------------    ------------
     Total                                      140,738        126,519         135,043        109,074         101,462
                                            ------------   ------------    ------------   ------------    ------------

     Total allowance for losses on real
       estate held for investment or sale   $   140,936    $   126,710     $   135,236    $   118,973     $   111,644
                                            ============   ============    ============   ============    ============

The Bank maintains valuation allowances for estimated losses on loans and real estate. The Bank's total valuation allowances for losses on loans and real estate held for investment or sale increased by $24.4 million from the level at September 30, 1996, to $246.6 million at September 30, 1997. The $24.4 million increase was primarily attributable to increased valuation allowances on credit card loans and the Communities.

The following table shows valuation allowances for losses on performing and non-performing assets at the dates indicated.


                                                September 30, 1997
                                ---------------------------------------------
                                 Performing     Non-performing      Total
                                ------------   ---------------    -----------
                                                (In thousands)
Allowances for losses on:
 Loans:
    Real estate                 $     8,626    $          972     $    9,599
    Credit card                      89,446               --          89,446
    Consumer and other                6,212               423          6,634
                                ------------   ---------------    -----------
    Total allowance for losses
    and loans                       104,284             1,395        105,679
                                ------------   ---------------    -----------

    Real estate held for
    investment                          198               --             198

    Real estate held for sale           --            140,738        140,738
                                ------------   ---------------    -----------

    Total allowance for losses
    on real estate held for
    investment for sale
                                        198           140,738        140,936
                                ------------   ---------------    -----------

    Total allowance for losses  $   104,482    $      142,133     $  246,615
                                ============   ===============    ===========

                                                    September 30, 1996
                                      -----------------------------------------
                                      Performing    Non-performing     Total
                                      -----------   --------------   ----------
                                                    (In thousands)
Allowances for losses on:
 Loans:
    Real estate                       $    10,293   $          731   $   11,024
    Credit card                            54,331           25,350       79,681
    Consumer and other                      4,802               16        4,818
                                      -----------   --------------   ----------
    Total allowance for losses and
    loans
                                           69,426           26,097       95,523
                                      -----------   --------------   ----------

    Real estate held for investment           191             --            191

    Real estate held for sale                 --           126,519      126,519
                                      -----------   --------------   ----------

    Total allowance for losses on
    real estate held for investment
    for sale                                  191          126,519      126,710
                                      -----------   --------------   ----------

    Total allowance for losses        $    69,617   $      152,616   $  222,233
                                      ===========   ==============   ==========

The allowance for losses on loans secured by real estate and real estate held for investment or sale totaled $150.5 million at September 30, 1997, which constituted 62.5% of total non-performing real estate assets, before valuation allowances. This amount represented a $12.8 million increase from the September 30, 1996 level of $137.7 million, or 54.1% of total non-performing real estate assets, before valuation allowances at that date.

During fiscal 1997, the Bank provided an additional $3.1 million of general valuation allowances pursuant to its policy of providing additional general valuation allowances which are equal to, or exceed, the amount of the net earnings generated by the development and sale of land in the Communities.

When real estate collateral securing an extension of credit is initially recorded as REO, it is recorded at the lower of cost or fair value, less estimated selling costs, on the basis of an appraisal. As circumstances change, it may be necessary to provide additional valuation allowances based on new information. The allowance for losses on real estate held for sale at September 30, 1997 is in addition to approximately $50.5 million of cumulative charge-offs previously taken against assets remaining in the Bank's portfolio at September 30, 1997.

The Bank from time to time obtains updated appraisals on its real estate acquired in settlement of loans. As a result of such updated appraisals, the Bank could be required to increase its valuation allowances.

Net charge-offs of credit card loans for fiscal 1997 were $105.5 million, compared to $74.1 million for fiscal 1996. The increase in net charge-offs generally reflects the trends that are affecting the credit card industry as a whole. Management has implemented more stringent underwriting and other lending policies designed to reduce such losses in future periods. The allowance at any balance sheet date relates only to receivable balances that exist as of that date. Because of the nature of a revolving credit card account, the cardholder may enter into transactions (such as retail purchases and cash advances) subsequent to a balance sheet date which increase the outstanding balance of the account. Accordingly, charge-offs in any fiscal period relate both to balances and conditions or events that existed at the beginning of the period and to balances created during the period, and may therefore exceed the levels of valuation allowances established at the beginning of the fiscal period.

The allowance for losses on credit card loans increased to $89.4 million at September 30, 1997 from $79.7 million at September 30, 1996, primarily because of a $7.8 million increase in the provision for losses on such loans. The increase in the provision was primarily attributable to an unallocated allowance established by the Bank due to general uncertainties about future bankruptcies. Also contributing to the increase was the reclassification of allowances maintained for delinquent interest that were previously presented net of the credit card loan balance in the accompanying Consolidated Statement of Financial Condition, substantially all of which related to prior periods. The ratio of the allowance for such losses to outstanding credit card loans increased to 8.3%, at September 30, 1997, from 7.1% at September 30, 1996.

The allowance for losses on consumer and other loans (automobile, home improvement, overdraft lines of credit and other consumer loans) increased to $6.3 million at September 30, 1997 from $4.6 million at September 30, 1996, primarily because of the increased volume of consumer and other loans. The ratios of the allowances for losses on consumer and other loans to non-performing consumer and other loans and to outstanding consumer and other loans were 157.0% and 1.7%, respectively, at September 30, 1997 compared to 388.9% and 1.0%, respectively, at September 30, 1996.

Asset and Liability Management. A key element of banking is the monitoring and management of liquidity risk and interest-rate risk. The process of planning and controlling asset and liability mix, volume and maturity to stabilize the net interest spread is referred to as asset and liability management. The objective of asset and liability management is to maximize the net interest yield within the constraints imposed by prudent lending and investing practices, liquidity needs and capital planning.

The Bank's assets and liabilities are inherently sensitive to changes in interest rates. These movements can result in variations to the overall level of income and market value of equity. Based on the characteristics of a specific asset or liability (including maturity, repricing frequency and interest caps) a change in interest rates can significantly affect the contribution to net income and market value for the instrument. If, in the aggregate, the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank is termed "asset sensitive" and will tend to experience increased income and market value during periods of rising interest rates and declining income and value during periods of falling interest rates. Conversely, if the Bank's liabilities mature or reprice more quickly or to a greater extent than its assets, the Bank is termed "liability sensitive" and will tend to experience decreased income and market value during periods of rising interest rates and increased income and value during periods of falling interest rates.

The Bank is pursuing an asset-liability management strategy to control risk from changes in market interest rates principally by originating interest-sensitive loans for its portfolio. In furtherance of this strategy, the Bank emphasizes the origination and retention of ARMs, adjustable-rate home equity credit line loans and adjustable-rate credit card loans. At September 30, 1997, adjustable-rate loans accounted for 79.5% of total loans, of which 75.7% will adjust in one year or less.

In recent periods, the Bank's policy has generally been to sell all of its long-term fixed-rate mortgage production, thereby reducing its exposure to market interest rate fluctuations typically associated with long-term fixed-rate lending.

A traditional measure of interest-rate risk within the banking industry is the interest sensitivity "gap," which is the sum of all interest-earning assets minus all interest-bearing liabilities subject to repricing within the same period. Gap analysis is a tool used by management to evaluate interest-rate risk which results from the difference between repricing and maturity characteristics of the Bank's assets and those of the liabilities that fund them. By analyzing these differences, management can attempt to estimate how changes in interest rates affect the Bank's future net interest income.

The Bank views control over interest rate sensitivity as a key element in its financial planning process and monitors interest rate sensitivity through its forecasting system. The Bank manages interest rate exposure and will narrow or widen its gap, depending on its perception of interest rate movements and the composition of its balance sheet. For the reasons discussed above, the Bank might take action to narrow its gap if it believes that market interest rates will experience a significant prolonged increase, and might widen its gap if it believes that market interest rates will decline or remain relatively stable.

A number of asset and liability management strategies are available to the Bank in structuring its balance sheet. These include selling or retaining certain portions of the Bank's current residential mortgage loan production; altering the Bank's pricing on certain deposit products to emphasize or de-emphasize particular maturity categories; altering the type and maturity of securities acquired for the Bank's investment portfolio when replacing securities following normal portfolio maturation and turnover; lengthening or shortening the maturity or repricing terms for any current period asset securitizations; and altering the maturity or interest rate reset profile of borrowed funds, if any, including funds borrowed from the FHLB of Atlanta.

The following table presents the interest rate sensitivity of the Bank's interest-earning assets and interest-bearing liabilities at September 30, 1997, which reflects management's estimate of mortgage loan prepayments and amortization and provisions for adjustable interest rates. Adjustable and floating rate loans are included in the period in which their interest rates are next scheduled to adjust, and prepayment rates are assumed for the Bank's loans based on recent actual experience. Statement savings and passbook accounts with balances under $20,000 are classified based upon management's assumed attrition rate of 17.5%, and those with balances of $20,000 or more, as well as all NOW accounts, are assumed to be subject to repricing within six months or less.

INTEREST RATE SENSITIVITY TABLE (GAP)
(Dollars in thousands)

                                                            More than      More than       More than
                                                            Six Months      One Year      Three Years
                                              Six Months     through        through        through       More than
                                               or Less       One Year      Three Years    Five Years     Five Years      Total
                                            ------------   ------------  -------------  ------------   ------------  -------------
As of September 30, 1997 Real estate loans:
  Adjustable-rate                           $   356,409    $   344,822   $     83,716   $     1,614    $       156   $    786,717
  Fixed-rate                                      8,307          2,843         15,354        16,875         12,452         55,831
  Loans held for sale                           102,749             --             --            --             --        102,749
  Home equity credit lines and second
     mortgages                                   52,688            801          2,787         2,222          8,190         66,688
Credit card and other                         1,087,804         35,795         93,842        60,085         23,157      1,300,683
Loans held for securitization and sale          220,000             --             --            --             --        220,000
Mortgage-backed securities                      745,171        689,014        223,036       124,444        204,042      1,985,707
Trading securities                                7,899             --             --            --             --          7,899
Other investments                               573,498             --          4,998            --             --        578,496
                                            ------------   ------------  -------------  ------------   ------------  -------------

  Total interest-earning assets               3,154,525      1,073,275        423,733       205,240        247,997      5,104,770
Total non-interest earning assets                    --             --             --            --        952,643        952,643
                                            ------------   ------------  -------------  ------------   ------------  -------------

  Total assets                              $ 3,154,525    $ 1,073,275   $    423,733   $   205,240    $ 1,200,640   $  6,057,413
                                            ============   ============  =============  ============   ============  =============

Deposits:
  Fixed maturity deposits                   $ 1,098,963    $   415,345   $    243,699   $    46,145    $        --   $  1,804,152
  NOW, statement and passbook accounts        1,408,525         42,209        140,581        95,683        203,911      1,890,909
  Money market deposit accounts                 983,016             --             --            --             --        983,016
Borrowings:
  Capital notes - subordinated                       --             --             --            --        250,000        250,000
  Other                                         227,493          1,476          4,357        21,274         15,751        270,351
                                            ------------   ------------  -------------  ------------   ------------  -------------
  Total interest-bearing liabilities          3,717,997        459,030        388,637       163,102        469,662      5,198,428
Total non-interest bearing liabilities               --             --             --            --        527,739        527,739
Stockholders' equity                                 --             --             --            --        331,246        331,246
                                            ------------   ------------  -------------  ------------   ------------  -------------
  Total liabilities & stockholders' equity  $ 3,717,997    $   459,030   $    388,637   $   163,102    $ 1,328,647   $  6,057,413
                                            ============   ============  =============  ============   ============  =============

Gap                                         $  (563,472)   $   614,245   $     35,096   $    42,138    $  (221,665)
Cumulative gap                              $  (563,472)   $    50,773   $     85,869   $   128,007    $   (93,658)
Adjustment for interest rate caps (1)       $   327,778    $   219,444   $     75,000   $        --    $        --
Adjusted cumulative gap                     $  (235,694)   $   270,217   $    160,869   $   128,007    $   (93,658)
Adjusted cumulative gap as a percentage
  of total assets                                 (3.9%)          4.5%           2.7%          2.1%          (1.5)%



(1) At September 30, 1997, the Bank had $372,222 notional amount of interest rate caps. The adjustments reflect the average notional amount outstanding for each period until the last cap expires June 30, 1999.

The one-year gap, adjusted for the effect of the Bank's interest rate caps, as a percentage of total assets, was 4.5% at September 30, 1997, compared to a negative 4.8% at September 30, 1996. The improvement in the Bank's one-year gap was primarily attributable to an increase in short-term assets at September 30, 1997 resulting from the scheduled maturity of mortgage-backed balloon securities as well as an increase in one year ARM mortgage-backed securities.

During fiscal 1995, the Bank purchased a series of interest rate caps which management believes will significantly limit its exposure to rising short-term interest rates during a four-year period which began July 1, 1995 and will end June 30, 1999. The Bank's Interest Rate Sensitivity Table reflects the reduction in risk provided by these caps. The initial level of the protection was a notional principal amount of $600 million, and such protection declined to $300 million at September 30, 1997, and will decline to $200 million by March 31, 1998. The remaining $200 million of protection will expire on June 30, 1999. In the event that the one-month London Inter-Bank Offered Rate ("LIBOR") exceeds 7.00% on certain predetermined dates, the Bank is entitled to receive compensatory payments from the cap provider, which is a counterparty receiving the highest investment rating from Standard & Poor's Corporation. Such payments would be equal to the product of (a) the amount by which one-month LIBOR exceeds 7.00% and (b) the then outstanding notional principal amount for a predetermined period of time. The Bank has no obligation to make payments to the provider of the cap or any other party.

During fiscal 1997, an additional interest rate cap agreement with a notional amount of $72.2 million at September 30, 1997, was transferred and assigned to the Bank at the termination of one of the Bank's credit card securitization transactions. This interest rate cap agreement has a termination date of October 15, 1998 and entitles the Bank to receive compensatory payment from the cap provider, which is a AA-rated (for long term debt as rated by Standard & Poor's) counterparty, equal to the product of (a) the amount by which the one-month LIBOR exceeds 9.00% and (b) the then outstanding notional principal amount for the predetermined period of time.

In addition to gap measurements, the Bank measures and manages interest-rate risk with the extensive use of computer simulation. This simulation includes calculations of Market Value of Portfolio Equity and Net Interest Margin as promulgated by the OTS's Thrift Bulletin 13 ("TB 13"). Under this regulation, institutions are required to establish limits on the sensitivity of their net interest income and net portfolio value ("NPV") to parallel changes in interest rates. Such changes in interest rates are defined as instantaneous and sustained movements to rates in 100 basis point increments. The following table shows the estimated impact of parallel shifts in interest rates at September 30, 1997, calculated in a manner consistent with the requirements of TB 13.

                                               Change In
                                 ------------------------------------
         Change in Interest             Net                Net
                Rates                Interest           Portofolio
           (Basis Points)           Income(1)           Value(2)
                                 ----------------   -----------------
                                   %    $ Amount      %     $ Amount
-------------------------------  -----  ---------   -----   ---------
               + 200             (4.0)  (28,837)    (0.4)    (3,510)

               + 100             (1.6)  (11,287)    (0.3)    (2,452)

               - 100              9.1    66,557      2.0     17,507

               - 200             17.3   125,818      1.9     16,882
---------------------------------------------------------------------

(1)Represents the difference between net interest income for 12 months in a stable interest rate environment and the various interest rate scenarios.

(2)Represents the difference between net portfolio value (NPV) of the Bank's equity in a stable interest rate environment and the NPV in the various rate scenarios. The OTS defines NPV as the present value of expected net cash flows from existing assets minus the present value of expected net cash flows from existing liabilities plus the present value of expected net cash flows from existing off-balance sheet contracts.

While the Bank cannot predict future interest rates or their effects on NPV or net interest income, the analysis under TB 13 indicates that a change in interest rates of plus or minus 200 basis points is unlikely to have a material adverse effect on the Bank's NPV or net interest income in future periods. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain limitations are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgage loans, generally have features which restrict changes in their interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, loan prepayments and early deposit withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, credit risk may increase if an interest rate increase adversely affects the ability of many borrowers to service their debt.

At September 30, 1997, the Bank would not have been required to maintain additional amounts of risk-based capital had the interest-rate risk component of the OTS capital regulations been in effect. See "Business - Regulation - Regulatory Capital."

Inflation. The impact of inflation on the Bank is different from the impact on an industrial company, because substantially all of the assets and liabilities of the Bank are monetary in nature. The most direct impact of an extended period of inflation would be to increase interest rates, and to place upward pressure on the operating expenses of the Bank. However, the actual effect of inflation on the net interest income of the Bank would depend on the extent to which the Bank was able to maintain a spread between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, which would depend to a significant extent on its asset-liability sensitivity. The effect of inflation on the Bank's results of operations for the past three fiscal years has been minimal.

Deferred Tax Asset. At September 30, 1997, the Bank recorded a net deferred tax asset of $26.0 million, which generally represents the cumulative excess of the Bank's actual income tax liability over its income tax expense for financial reporting purposes.

Tax Sharing Payments. During fiscal 1997, after receiving OTS approval, the Bank made tax sharing payments totaling $9.8 million to the Trust. See Note 25 to the Consolidated Financial Statements in this report.

Capital. At September 30, 1997, the Bank was in compliance with all of its regulatory capital requirements under FIRREA, and its capital ratios exceeded the ratios established for "well capitalized" institutions under OTS prompt corrective action regulations.

The following table shows the Bank's regulatory capital levels at September 30, 1997, in relation to the regulatory requirements in effect at that date. The information below is based upon the Bank's understanding of the regulations and interpretations currently in effect and may be subject to change.

REGULATORY CAPITAL
(Dollars in thousands)

                                                                                   Minimum                   Excess
                                                        Actual               Capital Requirement            Capital
                                              --------------------------  ------------------------ -------------------------
                                                               As a %                    As a %                    As a %
                                                 Amount       of Assets       Amount    of Assets      Amount     of Assets
                                              ------------    ----------  ------------- ---------- -------------  ----------
Stockholders' equity per financial statements $   363,246
  Minority interest in REIT Subsidiary (1)        144,000
  Net unrealized holding losses (2)                   493
                                              ------------
                                                  507,739

Adjustments for tangible and core capital:
  Intangible assets                               (44,251)
  Non-allowable minority interest in
    REIT Subsidiary (1)                           (38,758)
  Non-includable subsidiaries  (3)                 (3,762)
                                              ------------
     Total tangible capital                       420,968         6.96%   $     90,715      1.50%  $    330,253       5.46%
                                              ------------    ==========  ============= ========== =============  ==========

     Total core capital (4)                       420,968         6.96%   $    241,907      4.00%  $    179,061       2.96%
                                              ------------    ==========  ============= ========== =============  ==========

     Tier 1 risk-based capital (4)                420,968         7.24%   $    232,713      4.00%  $    188,255       3.24%
                                              ------------    ==========  ============= ========== =============  ==========

Adjustments for total risk-based capital:
  Subordinated capital debentures                 250,000
  Allowance for general loan losses                92,962
                                              ------------
     Total supplementary capital                  342,962
  Excess allowance for loan losses                (19,989)
                                              ------------
  Adjusted supplementary capital                  322,973
                                                       --
                                                ----------
     Total available capital                      743,941
  Equity investments (3)                          (14,556)
                                              ------------
     Total risk-based capital (4)             $   729,385        13.50%   $    465,426      8.00%  $    263,959       5.50%
                                              ============    ==========  ============= ========== =============  ==========


(1) Eligible for inclusion in core capital in an amount up to 25% of the Bank's core capital pursuant to authorization from the OTS.
(2) Pursuant to OTS policy, net unrealized holding gains (losses) are excluded from regulatory capital.
(3) Reflects an aggregate offset of $1.0 million representing the allowance for general loan losses maintained against the Bank's equity investments and non-includable subsidiaries which, pursuant to OTS guidelines, is available as a "credit" against the deductions from capital otherwise required for such investments.
(4) Under the OTS "prompt corrective action" regulations, the standards for classification as "well capitalized" are a leverage (or "core capital") ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least
     6.0% and a total risk-based capital ratio of at least 10.0%.

Board Resolution and Regulatory Requirements. At the request of the OTS, the Board of Directors of the Bank adopted a resolution in March 1996 which, among other things, permits the Bank: (i) to make tax sharing payments without OTS approval to the Trust of up to $15.0 million relating to any single fiscal year; and (ii) to declare dividends on its stock in any quarterly period up to the lesser of (A) 50% of its after tax net income for the immediately preceding quarter or (B) 50% of the average quarterly after tax net income for the immediately preceding four quarter period, minus (in either case) dividends declared on the Bank's preferred stock during that quarterly period. The resolution also provides that the Bank will present a plan annually to the OTS detailing anticipated consumer loan securitization activity.

The Bank has been able to maintain capital compliance in recent periods despite the deduction of various assets from regulatory capital. As of September 30, 1997, the Bank had $36.2 million in supervisory goodwill, all of which was excluded from core capital, $15.3 million in equity investments, after subsequent valuation allowances, all of which were fully deducted from total risk-based capital, and $4.0 million, after subsequent valuation allowances, of extensions of credit to, and investments in, non-includable subsidiaries, all of which were fully deducted from all three FIRREA capital requirements. Pursuant to OTS guidelines, $1.0 million of general valuation allowances maintained against the Bank's non-includable subsidiaries and equity investments are available as a "credit" against the deduction from capital otherwise required for such investments.

OTS capital regulations provide a five-year holding period (or such longer period as may be approved by the OTS) for REO to qualify for an exception from treatment as an equity investment. If an REO property is considered an equity investment, its then-current book value is deducted from total risk-based capital. Accordingly, if the Bank is unable to dispose of any REO property (through bulk sales or otherwise) prior to the end of its applicable five-year holding period and is unable to obtain an extension of such five-year holding period from the OTS, the Bank could be required to deduct the then-current book value of such REO property from total risk-based capital. In November 1996, the Bank received from the OTS an extension of the holding periods for certain of its REO properties through November 12, 1997. In addition, the Bank has submitted to the OTS a request for a further extension of the holding periods through fiscal 1998 for certain of its REO properties. Based on its capital ratios at September 30, 1997, the Bank's capital ratios would have remained above the levels required for well-capitalized institutions even if the book value of REO properties for which an extension has not yet been received had been deducted from total risk-based capital as of that date. The following table sets forth the Bank's REO at September 30, 1997, after valuation allowances of $140.7 million, by the fiscal year in which the property was acquired through foreclosure.

               Fiscal Year                  (In thousands)
               -----------                  --------------
               1990                         $      22,667 (1)(2)
               1991                                47,724 (2)
               1992                                 3,280 (2)
               1993                                 4,050
               1994                                 2,002
               1995                                 8,036
               1996                                    --
               1997                                 2,910
                                            --------------
                 Total REO                  $      90,669
                                            ==============
-------------------------

(1) Includes REO with an aggregate net book value of $14.6 million, which the Bank treats as equity investments for regulatory capital purposes.

(2)Includes REO, with an aggregate net book value of $59.1 million, for which the Bank received an extension of the holding periods through November 12, 1997.

Under the OTS prompt corrective action regulations, an institution is categorized as "well capitalized" if it has a leverage (or core capital) ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0%, a total risk-based capital ratio of at least 10.0% and is not subject to any written agreement, order, capital directive or prompt corrective action directive to meet and maintain a specific capital level. At September 30, 1997, the Bank's leverage, tier 1 risk-based and total risk-based capital ratios were 6.96%, 7.24% and 13.50%, respectively, which exceeded the ratios established for "well capitalized" institutions. The OTS has the discretion to reclassify an institution from one category to the next lower category, for example from "well capitalized" to "adequately capitalized," if, after notice and an opportunity for a hearing, the OTS determines that the institution is in an unsafe or unsound condition or has received and has not corrected a less than satisfactory examination rating for asset quality, management, earnings or liquidity.

On December 3, 1996, the Bank sold $100.0 million principal amount of its 9 1/4% Subordinated Debentures due 2008. The Bank received net proceeds of $96.1 million from the sale of the 1996 Debentures which were used for general corporate purposes. The OTS approved inclusion of the principal amount of the 1996 Debentures in the Bank's supplementary capital for regulatory capital purposes.

In addition, on December 3, 1996, the REIT Subsidiary sold $150.0 million of its REIT Preferred Stock and received net cash proceeds of $144.0 million. Cash dividends on the REIT Preferred Stock are payable quarterly in arrears at an annual rate of 10 3/8%. The REIT Preferred Stock is automatically exchangeable for a new series of preferred stock of the Bank upon the occurrence of certain events (specifically, if the appropriate federal regulatory agency directs in writing an exchange of the REIT Preferred Stock for Series B Preferred Stock because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations established pursuant to FDICIA, (ii) the Bank is placed into conservatorship or receivership, or (iii) the appropriate federal regulatory agency, in its sole discretion and even if the Bank is not "undercapitalized", anticipates the Bank becoming "undercapitalized" in the near term). The OTS approved inclusion of the proceeds received from the sale of the REIT Preferred Stock in the core capital of the Bank for regulatory capital purposes in an amount up to 25% of the Bank's core capital. The REIT Preferred Stock is not redeemable prior to January 15, 2007, and is redeemable thereafter at the option of the REIT Subsidiary.

The Bank's acquisition of ASB Capital Management in November 1997 reduced the Bank's regulatory capital ratios below the levels existing at September 30, 1997. See "Financial Condition - General." Failure to obtain the REO extensions discussed above also could adversely affect those ratios. In addition, depending on the outcome of a pending regulatory proposal relating to the regulatory capital treatment of non-mortgage servicing assets and associated interest-only strips, the Bank could be required to deduct additional amounts from its regulatory capital. See "Business -- Regulation -- Regulatory Capital."

The Bank's ability to maintain or increase its capital levels in future periods also will be subject to general economic conditions, particularly in the Bank's local markets. Adverse general economic conditions or a renewed downturn in local real estate markets could require further additions to the Bank's allowances for losses and further charge-offs. Any such developments would adversely affect the Bank's earnings and thus its regulatory capital levels.

LIQUIDITY AND CAPITAL RESOURCES

REAL ESTATE

General. The Real Estate Trust's primary cash requirements fall into four categories: operating expenses (exclusive of interest on outstanding debt), capital improvements, interest on outstanding debt and repayment of outstanding debt.

Historically, the Real Estate Trust's total cash requirements have exceeded the cash generated by its operations. This condition is currently the case and is expected to continue to be so for the foreseeable future. The Real Estate Trust's internal sources of funds, primarily cash flow generated by its income-producing properties, generally have been sufficient to meet its cash needs other than the repayment of principal on outstanding debt, including outstanding unsecured notes ("Unsecured Notes") sold to the public, the payment of interest on its Senior Secured Notes, and the payment of capital improvement costs. In the past, the Real Estate Trust funded such shortfalls through a combination of external funding sources, primarily new financings (including the sale of Unsecured Notes), refinancings of maturing mortgage debt, asset sales and tax sharing payments from the Bank. See the Consolidated Statements of Cash Flows included in the Consolidated Financial Statements in this report.

Liquidity. The Real Estate Trust's ability to meet its liquidity needs, including debt service payments in fiscal 1998 and subsequent years, will depend in significant part on its receipt of dividends from the Bank and tax sharing payments from the Bank pursuant to the tax sharing agreement among the Trust, the Bank, and their subsidiaries. The availability and amount of tax sharing payments and dividends in future periods is dependent upon, among other things, the Bank's operating performance and income, regulatory restrictions on such payments, including availability of Trust collateral to support such payments, and (in the case of tax sharing payments) the continued consolidation of the Bank and the Bank's subsidiaries with the Trust for federal income tax purposes. See also the discussion of potential limitations on the payment of dividends by the Bank contained in "Business - Banking - Regulation - Dividends and Other Capital Distributions."

The Real Estate Trust believes that the financial condition and operating results of the Bank in recent periods, as well as the Bank's board resolution adopted in connection with the release of its written agreement with the OTS (see "Banking Regulation - Regulatory Capital") should enhance prospects for the Real Estate Trust to receive tax sharing payments and dividends from the Bank. During fiscal 1997, the Bank made tax sharing payments totalling $9.8 million and dividend payments totalling $7.2 million to the Real Estate Trust.

In recent years, the operations of the Trust have generated net operating losses while the Bank has reported net income. It is anticipated that the Trust's consolidation of the Bank's operations into the Trust's federal income tax return will result in the use of the Trust's net operating losses to reduce the federal income taxes the Bank would otherwise owe. If in any future year, the Bank has taxable losses or unused credits, the Trust would be obligated to reimburse the Bank for the greater of (i) the tax benefit to the group using such tax losses or unused tax credits in the group's consolidated federal income tax returns or (ii) the amount of tax refund which the Bank would otherwise have been able to claim if it were not being included in the consolidated federal income tax return of the group.

The Real Estate Trust is currently selling Unsecured Notes, with a maturity ranging from one to ten years, primarily to provide funds to repay maturing Unsecured Notes. To the degree that the Real Estate Trust does not sell new Unsecured Notes in an amount sufficient to finance completely the scheduled repayment of outstanding Unsecured Notes as they mature, it will finance such repayments from other sources of funds.

In fiscal 1994, the Real Estate Trust refinanced a significant portion of its outstanding secured indebtedness with the proceeds of the issuance of $175.0 million aggregate principal amount of 11 5/8% Senior Secured Notes due 2002 (the "Senior Secured Notes"). See Note 4 to the Consolidated Financial Statements in this report. The Indenture pursuant to which the Senior Secured Notes were issued contains convenants that, among other things, restrict the ability of the Trust and/or its subsidiaries (excluding, in most cases, the Bank and the Bank's subsidiaries) to incur additional indebtedness, make investments, sell assets or pay dividends and make other distributions to holders of the Trust's capital stock.

Through September 30, 1997, the Trust has purchased either in the open market or through dividend reinvestment 1,810,104 shares of common stock of Saul Centers (representing 14.7% of such company's outstanding common stock). Most of these shares have been deposited with the Trustee for the Senior Secured Notes to satisfy in part the collateral requirements for those securities, thereby permitting release to the Trust of a portion of the cash on deposit with the Trustee.

In fiscal 1995, the Real Estate Trust established a $15.0 million secured revolving credit line with an unrelated bank. This facility was for an inital two-year period subject to extension for one or more additional one-year terms. In fiscal 1997, the facility was increased to $20.0 million and was renewed for an additional two-year period. Interest is computed by reference to a floating rate index. At September 30, 1997, there were no borrowings under the facility and unrestricted availability was $10.0 million.

In fiscal 1996, the Real Estate Trust established an $8.0 million secured revolving credit line with an unrelated bank. This facility was for a one-year term, after which any outstanding loan amount would amortize over a two-year period. During fiscal 1997, the line of credit was increased to $10.0 million and was extended for an additional year. Interest is computed by reference to a floating rate index. At September 30, 1997, there were no borrowings under the facility and unrestricted availability was $4.8 million.

During fiscal 1997, the Real Estate Trust refinanced two hotel and three office properties with five-year floating rate debt. After payment of all financing costs, the Real Estate Trust received net proceeds of approximately $11.0 million.

The maturity schedule for the Real Estate Trust's outstanding debt at September 30, 1997 for fiscal years commencing October 1, 1997 is set forth in the following table:

                             Debt Maturity Schedule
                                 (In thousands)
-------------------------------------------------------------------------------
                                   Notes             Notes
                Mortgage          Payable-          Payable-
Fiscal Year       Notes           Secured          Unsecured          Total
------------    ---------       -----------       -----------      ------------
    1998         $ 11,092        $       --         $   7,610       $    18,702
    1999            9,736                --            16,079            25,815
    2000           20,095                --             8,804            28,899
    2001            9,790                --             4,165            13,955
    2002           11,343           175,000             5,081           191,424
 Thereafter       118,148                --             4,894           123,042
                ---------       -----------       -----------      ------------
   Total         $180,204        $  175,000         $  46,633       $   401,837
                =========       ===========       ===========      ============
-------------------------------------------------------------------------------

Of the $180.2 million of mortgage debt outstanding at September 30, 1997, $137.1 million was nonrecourse to the Real Estate Trust.

As the owner, directly and through two wholly-owned subsidiaries, of a limited partnership interest in Saul Holdings Partnership, the Real Estate Trust shares in cash distributions from operations and from capital transactions involving the sale of properties. The partnership agreement of Saul Holdings Partnership provides for quarterly cash distributions to the partners out of net cash flow. See "Business - Real Estate Investment in Saul Holdings Limited Partnership." In fiscal 1997, the Real Estate Trust received total cash distributions $5.5 million from Saul Holdings Partnership.

Development and Capital Expenditures

During the third quarter of fiscal 1997, the Real Estate Trust commenced development of a 46,000 square foot single-story office research and development building on 3.2 acres of its Avenel Business Park land parcel located in Gaithersburg, Maryland. The project is 100% pre-leased. The Real Estate Trust has obtained a construction/permanent loan which is expected to cover all costs except for the land and fees to related parties.

In September 1997, the Real Estate Trust commenced development of a 95-unit extended stay lodging facility located on a 2.7 acre parcel adjacent to its Hampton Inn and Holiday Inn in Sterling, Virginia. The new facility will be franchised as a TownePlace Suites by Marriott and is expected to be completed by July 1998. The Real Estate Trust has obtained a construction loan which is expected to cover all costs except for the land, fees to related parties, taxes and insurance.

On December 10, 1997, the Real Estate Trust purchased a 308-room Holiday Inn located in Arlington, Virginia, near Washington National Airport and the Real Estate Trust's Howard Johnsons Hotel. The purchase price was $25.8 million. Also on December 10, 1997, the Real Estate Trust refinanced five other hotels in its portfolio. Funds for the two transactions were provided by a lender in the amount of $53.0 million. The new loans will have a 15 year term, a fixed interest rate of 7.57%, and amortization based on a 25 year schedule.

The Real Estate Trust believes that its capital improvement costs in the next several fiscal years will be in range of $6.0 to $7.0 million per year.

BANKING

Liquidity. The standard measure of liquidity in the savings industry is the ratio of cash and short-term U.S. Government and other specified securities to net withdrawable accounts and borrowings payable in one year or less.

The OTS has established a minimum liquidity requirement, which may vary from time to time depending upon economic conditions and deposit flows. The required liquidity level under OTS regulations in effect until November 24, 1997 was 5.0%. The Bank's average liquidity ratio for the month ended September 30, 1997 was 11.1%, compared to 13.1% for the month ended September 30, 1996. The Bank met the liquidity level requirements for each month of fiscal 1997. The OTS reduced the liquidity requirements effective November 24, 1997. See "Business -- Regulation -- Liquidity Requirements."

The Bank's primary sources of funds historically have consisted of (i) principal and interest payments on loans and mortgage-backed securities, (ii) savings deposits, (iii) sales of loans and trading securities (iv) securitizations and sales of loans and (v) borrowed funds (including funds borrowed from the FHLB of Atlanta). The Bank's holdings of readily marketable securities constitute another important source of liquidity. At September 30, 1997, the Bank's portfolio included mortgage loans, U.S. Government securities and mortgage-backed securities with outstanding principal balances of $188.6 million, $5.0 million and $2.0 billion, respectively. The estimated borrowing capacity against mortgage loans, U.S. Government securities and mortgage-backed securities that are available to be pledged to the FHLB of Atlanta and various security dealers totaled $2.0 billion at September 30, 1997, after market-value and other adjustments.

Chevy Chase has accessed the capital markets as an additional means of funding its operations and managing its capital ratios and asset growth. Specifically, the Bank has securitized financial assets, including credit card, home equity credit line, home loan and automobile loan receivables, as well as single-family residential loans, because such securitizations provide the Bank with a source of financing at competitive rates and assist the Bank in maintaining compliance with regulatory capital requirements. Additionally, the securitizations have permitted the Bank to limit the credit risk associated with these assets while continuing to earn servicing fees and other income associated with the securitized assets.

Since 1988, the Bank has securitized approximately $10.6 billion of credit card, home equity credit line, automobile and home loan receivables. These transactions depend on sophisticated back-office systems to service complex securitization structures and on personnel with the experience to design, install and manage those systems. At September 30, 1997, the Bank serviced $4.0 billion, $459.1 million, $1.1 billion and $244.1 million of securitized credit card, home equity credit line, automobile and home loan receivables, respectively. Chevy Chase derives fee-based income from servicing these securitized portfolios. However, such fee-based income has been adversely affected in recent periods by increases in delinquencies and charge-offs related to the receivables placed in these securitized pools.

The Bank's securitization transactions transfer the risk of repayment on securitized assets to a trust which holds the receivables and issues the asset-backed certificates and ultimately the risk of repayment is transferred to the holders of those certificates. The Bank retains risk with respect to the assets transferred to the trust only to the extent that it retains recourse based on the performance of the assets or holds certificates issued by the trust (such as a "seller certificate"). In its securitizations, the Bank typically retains a limited amount of recourse through one or more means. Most often, limited recourse is retained through the establishment of "spread accounts." Occasionally other structures, such as overcollateralization, are used. Spread accounts are funded by initial deposits, if required, and by amounts generated by the securitized assets over and above the amount required to pay interest, defaults and other charges and fees on the investors' interest in the securitization transaction. Because amounts on deposit in the spread accounts are at risk depending upon performance of the securitized receivables, those amounts represent recourse to the Bank.

Pursuant to OTS's "low level recourse rule" (which sets capital requirements for assets sold with recourse at the lower of the applicable capital requirement or the amount of recourse retained), the Bank maintains dollar-for-dollar capital against the securitized assets in the amount of the recourse retained up to the otherwise applicable capital requirement. Even if defaults on outstanding receivables significantly exceed projected and historical levels so that a "pay out event" is triggered, the immediate consequence is that investors will begin receiving payments of principal from the securitized assets earlier than originally scheduled. Even if payments are insufficient to repay investors in full, the Bank's assets are not exposed to risk of loss beyond the relevant amount of recourse retained (including amounts outstanding in the spread accounts and the amount of any subordinated interest), which, as noted above, constitute a dollar-for-dollar capital requirement for the Bank. The Bank also retains risk through the Bank's interest in any seller certificate. Seller certificates share collections on the securitized assets on an unsubordinated basis with the investor certificates (unless and to the extent recourse is retained through an express subordination) and are on-balance sheet assets against which the Bank must maintain capital.

In recent periods, the proceeds from the securitization and sale of credit card, home equity credit line, automobile and home loan receivables have been significant sources of liquidity for the Bank. The Bank securitized and sold $1.1 billion of credit card receivables, $938.9 million of automobile loan receivables, $139.8 million of home equity credit line receivables, $154.4 million of home loan receivables and $216.3 million of mortgage loan receivables, consisting of home equity credit line and home loan receivables, during fiscal 1997. Additionally, during fiscal 1997, the Bank securitized and sold $144.2 million of amounts on deposit in certain spread accounts established in connection with certain of the Bank's outstanding credit card securitizations. At September 30, 1997, the Bank was considering the securitization and sale of (i) approximately $615.0 million of credit card receivables, including $90.0 million of receivables outstanding at September 30, 1997 and $525.0 million of receivables which the Bank expects to become available, either through additional fundings or amortization of existing trusts, during the six months ending March 31, 1997; (ii) approximately $450.0 million of automobile loan receivables, including $80.0 million of receivables outstanding at September 30, 1997 and $370.0 million of receivables which the Bank expects to become available through additional fundings during the six months ending March 31, 1997; and (iii) approximately $185.0 million of home equity credit line receivables; including $50.0 million of receivables outstanding at September 30, 1997 and $135.0 million of receivables which the Bank expects to become available through additional fundings during the six months ending March 31, 1997.

As part of its operating strategy, the Bank will continue to explore opportunities to sell assets and to securitize and sell credit card, home equity credit line, automobile and home loan receivables to meet liquidity and other balance sheet objectives.

The Bank uses its liquidity primarily to meet its commitments to fund maturing savings certificates and deposit withdrawals, fund existing and continuing loan commitments, repay borrowings and meet operating expenses. For fiscal 1997, the Bank used the cash provided by operating, investing and financing activities primarily to meet its commitments to fund maturing savings certificates and deposit withdrawals of $18.2 billion, repay borrowings of $9.0 billion, fund existing and continuing loan commitments (including real estate held for investment or sale) of $3.0 billion, purchase investments and loans of $1.1 billion and meet operating expenses, before depreciation and amortization, of $454.6 million. These commitments were funded primarily through proceeds from customer deposits and sales of certificates of deposit of $18.9 billion, proceeds from borrowings of $8.4 billion, proceeds from sales of loans, trading securities and real estate of $3.1 billion, and principal and interest collected on investments, loans, and securities of $1.6 billion.

The Bank is obligated under various recourse provisions related to the securitization and sale of credit card, home equity credit line, automobile and home loan receivables and amounts on deposit in certain spread accounts through the asset-backed securitizations. Of the $6.0 billion of outstanding trust certificate balances at September 30, 1997, the primary recourse to the Bank was approximately $142.0 million.

The Bank also is obligated under various recourse provisions related to the swap of single-family residential loans for participation certificates issued to the Bank by FHLMC. At September 30, 1997, recourse to the Bank under these arrangements was approximately $1.0 million.

The Bank's commitments at September 30, 1997 are set forth in the following table:

                                                             (In thousands)

             Commitments to originate loans                  $    74,999
                                                             ------------

             Loans in process (collateralized loans):
               Home equity                                       564,785
               Real estate construction                           51,815
               Commercial and multifamily                            265
                                                             ------------
                                                                 616,865
                                                             ------------

             Loans in process (unsecured loans):
               Credit cards                                   16,556,107
               Overdraft lines                                    77,770
               Commercial                                         54,137
                                                             ------------
                                                              16,688,014
                                                             ------------

               Total commitments to extend credit             17,379,878

             Letters of credit                                    29,186

         Recourse arrangements on asset-backed
         securitizations                                         141,992

         Recourse arrangements on mortgage-backed
         securities                                                  989
                                                             ------------
             Total commitments                               $17,552,045
                                                             ============


Based on historical experience, the Bank expects to fund substantially less than the total amount of its outstanding credit card and home equity credit line commitments, which together accounted for 97.5% of commitments at September 30, 1997.

At September 30, 1997, repayments of borrowed money scheduled to occur during the next 12 months were $227.2 million. Certificates of deposit maturing during the next 12 months amounted to $1.2 billion, of which a substantial portion is expected to remain with the Bank.

There were no material commitments for capital expenditures at September 30, 1997.

The Bank's liquidity requirements in years subsequent to fiscal 1997 will continue to be affected both by the asset size of the Bank, the growth of which may be constrained by capital requirements, and the composition of the asset portfolio. Management believes that the Bank's primary sources of funds, described above, will be sufficient to meet the Bank's foreseeable long-term liquidity needs. The mix of funding sources utilized from time to time will be determined by a number of factors, including capital planning objectives, lending and investment strategies and market conditions.

RESULTS OF OPERATIONS

The Real Estate Trust's ability to generate revenues from property ownership and development is significantly influenced by a number of factors, including national and local economic conditions, the level of mortgage interest rates, governmental actions (such as changes in real estate tax rates) and the type, location, size and stage of development of the Real Estate Trust's properties. Debt service payments and most of the operating expenses associated with income-producing properties are not decreased by reductions in occupancy or rental income. Therefore, the ability of the Real Estate Trust to produce net income in any year from its income-producing properties is highly dependent on the Real Estate Trust's ability to maintain or increase the properties' levels of gross income. The relative illiquidity of real estate investments tends to limit the ability of the Real Estate Trust to vary its portfolio promptly in response to changes in economic, demographic, social, financial and investment conditions.

The Bank's operating results historically have depended primarily on its "net interest spread," which is the difference between the rates of interest earned on its loans and securities investments and the rates of interest paid on its deposits and borrowings. In the last three fiscal years, non-interest income from securitizations of credit card and home equity credit line receivables and income from gains on sales of credit card accounts (or "relationships"), loans and mortgage-backed securities have had a significant effect on net income. In addition to interest paid on its interest-bearing liabilities, the Bank's principal expenses are operating expenses.

FISCAL 1997 COMPARED TO FISCAL 1996

REAL ESTATE

The Real Estate Trust recorded a loss before depreciation and amortization of debt expense of $7.8 million and an operating loss of $19.0 million for fiscal 1997, compared to a loss before depreciation and amortization of debt expense of $13.5 million and an operating loss of $24.2 million for fiscal 1996. The improvement was largely attributable to higher income after direct operating expenses for hotels and office and industrial properties, increased income from Saul Holdings Partnership and other partnership investments, and recognition of gains on sales of properties.

Income after direct operating expenses from hotel properties increased $2,771,000 (15.3%) in fiscal 1997 over the level achieved in fiscal 1996. In the current period, room sales increased $4,542,000 (11.7%), while food and beverage sales increased $565,000 (4.6%). The increase in total revenue of $5,219,000 (9.6%) exceeded the increase of $2,448,000 (6.8%) in direct operating expenses. The revenue increases were due to improved market conditions, which permitted management to raise average room rates while maintaining or increasing occupancy at several of the hotels. The Real Estate Trust also acquired a new hotel in the current period.

Income after direct operating expenses from commercial properties, which consists of office and industrial properties, increased $2,992,000 (28.9%) in fiscal 1997 compared to such income in fiscal 1996. Gross income increased $3,507,000 (19.9%) in fiscal 1997, while expenses increased $515,000 (7.1%). The improvement was the direct result of a higher leasing rate in the most recent year. Expenses in fiscal 1997 were above the prior year's principally due to higher property taxes and higher operating expenses.

Other income, which includes interest income, income from other real estate properties and miscellaneous receipts, declined by $996,000 (19.9%) in the current fiscal year primarily due to lower cash balances on which interest was earned. Other income in fiscal 1996 also included $695,000 received as refunds of transfer taxes paid in a preceding year.

Land parcels and other expense increased $46,000 (2.8%) in fiscal 1997 as the result of higher real estate taxes.

Interest expense increased $315,000 (0.8%) in fiscal 1997, primarily because of the higher level of borrowings in the current period. The average balance of outstanding borrowings increased to $400.3 million for fiscal 1997 from $395.6 million for the prior year. The change in average borrowings occurred as a result of mortgage loan refinancings and unsecured note sales. The average cost of borrowings was 10.30% in fiscal 1997 and 10.31% in fiscal 1996.

Depreciation increased $523,000 (5.2%) in fiscal 1997 as a result of new tenant improvements, capital replacements, and the addition of a new income-producing property.

Advisory, management and leasing fees paid to related parties increased $572,000 (7.7%) in fiscal 1997. The advisory fee in fiscal 1997 was $311,000 per month, compared to $301,000 per month for the first six months of fiscal 1996 and $306,000 per month for the second six months of fiscal 1996, which resulted in an aggregate increase of $93,000 (2.6%). Management and leasing fees were higher by $479,000 (12.7%) in the current fiscal year as a result of increased gross income on which fees are based.

General and administrative expense decreased $129,000 (9.2%) in fiscal 1997, as a result of lower administrative costs.

Equity in earnings of unconsolidated entities represents the Real Estate Trust's share of earnings in its partnership investments. For fiscal 1997, the Real Estate Trust recorded earnings of $4,150,000 from such investments compared to earnings of $3,374,000 in the prior year.

Gain on sale of property in fiscal 1997 represents the gain on the sale of a purchase-leaseback investment located in Casper, Wyoming and the gain on the condemnation of a portion of a land parcel located in Atlanta, Georgia.

BANKING

Overview. The Bank recorded operating income of $80.2 million for the year ended September 30, 1997 ("fiscal 1997"), compared to operating income of $46.1 million for the year ended September 30, 1996 ("fiscal 1996"). The increase in income for fiscal 1997 was primarily attributable to a $68.5 million increase in other (non-interest) income and an $11.9 million increase in net interest income before provision for loan losses, the effect of which was partially offset by a $9.4 million increase in the provision for loan losses and a $37.0 million increase in operating (non-interest) expense reflecting in part additional expenses associated with steps taken by management to improve credit quality and expand the Bank's core businesses, including the consumer loan program and deposit franchise.

Net Interest Income. Net interest income, before the provision for loan losses, increased $11.9 million (or 6.0%) in fiscal 1997. The Bank would have recorded additional interest income of $6.9 million in fiscal 1997 if the Bank's nonaccrual assets and restructured loans had been current in accordance with their original terms. Interest income of $0.7 million was actually recorded on non-accrual assets and restructured loans during the fiscal year. The Bank's net interest income in future periods will continue to be adversely affected by the Bank's non-performing assets. See "Financial Condition - Asset Quality - Non-Performing Assets."

The following table sets forth, for the periods indicated, information regarding the total amount of income from interest-earning assets and the resulting yields, the interest expense associated with interest-bearing liabilities, expressed in dollars and rates, and the net interest spread and net yield on interest-earning assets.

NET INTEREST MARGIN ANALYSIS
(Dollars in thousands)

                                                                         Year Ended September 30,
                                             --------------------------------------------------------------------------------
                                                        1997                       1996                       1995
                               September 30, -------------------------- -------------------------- --------------------------
                                   1997        Average           Yield/   Average           Yield/   Average           Yield/
                                Yield/Rate    Balances  Interest  Rate   Balances  Interest  Rate   Balances  Interest  Rate
                               ------------- ---------- -------- ------ ---------- -------- ------ ---------- -------- ------
Assets:
 Interest-earning assets:
  Loans receivable, net (1)          12.83%  $3,578,639 $360,842 10.08% $2,940,242 $317,847 10.81% $2,968,376 $294,554  9.92%
  Mortgage-backed securities          5.41    1,204,839   72,209  5.99     834,198   50,955  6.11     981,253   60,623  6.18
  Federal funds sold and
    securities purchased
    under agreements to resell        5.97      128,268    7,066  5.51     185,794   10,195  5.49      65,865    3,756  5.70
  Trading securities                  9.00       15,436    1,530  9.91      13,477      953  7.07       4,843      373  7.70
  Investment securities               6.07        8,346      481  5.76       6,033      315  5.22       4,405      194  4.40
  Other interest-earning assets       5.56      196,444    8,352  4.25     164,783    7,246  4.40     126,792    5,815  4.59
                                             ---------- --------        ---------- --------        ---------- --------
    Total                             9.12    5,131,972  450,480  8.78   4,144,527  387,511  9.35   4,151,534   365,315 8.80
                               -------------            -------- ------            -------- ------            --------- ------

 Non-interest earning assets:
  Cash                                          191,626                    161,925                    131,345
  Real estate held for
    investment or sale                          115,948                    161,092                    287,564
  Property and equipment, net                   249,104                    197,351                    161,109
  Cost in excess of net assets
    acquired, net                                 1,728                      3,289                      5,470
  Other assets                                  399,365                    248,870                    156,172
                                             ----------                 ----------                 ----------
    Total assets                             $6,089,743                 $4,917,054                 $4,893,194
                                             ==========                 ==========                 ==========

Liabilities and stockholders'
    equity:
 Interest-bearing liabilities:
  Deposit accounts:
    Demand deposits                   2.42   $  890,204   21,977  2.47  $  846,796   23,137  2.73  $  829,255    23,721   2.71
    Savings deposits                  3.44      975,264   33,106  3.39     944,211   31,936  3.38   1,048,783    35,125   3.35
    Time deposits                     5.57    1,420,613   75,180  5.29   1,261,685   69,179  5.48   1,025,111    53,033   5.17
    Money market deposits             3.97      992,066   38,644  3.90     990,392   38,317  3.87   1,070,531    42,420   3.96
                                             ---------- --------        ---------- --------        ---------- --------
    Total deposits                    4.18    4,278,147  168,907  3.95   4,043,084  162,569  4.02   3,973,680   154,299   3.84
  Borrowings                          7.43    1,134,754   70,908  6.25     369,831   26,267  7.10     496,938    34,815   7.01
                                             ---------- --------        ---------- --------        ---------- --------
    Total liabilities                 4.50    5,412,901  239,815  4.43   4,412,915  188,836  4.28   4,470,618   189,114  4.19
                               -------------            -------- ------            -------- ------            --------- ------
 Non interest-bearing items:
  Non-interest bearing deposits                 196,620                    149,158                    116,030
  Other liabilities                              53,037                     51,338                     48,702
  Minority interest                             119,376                          0                          0
  Stockholders' equity                          307,809                    303,643                    257,844
                                             ----------                 ----------                 ----------
    Total liabilities and
     stockholders' equity                    $6,089,743                 $4,917,054                 $4,893,194
                                             ==========                 ==========                 ==========

Net interest income                                     $210,665                   $198,675                   $176,201
                                                        ========                   ========                   ========
Net interest spread (2)                                           4.35%                      5.07%                       4.61%
                                                                 ======                     ======                      ======
Net yield on interest-earning
     assets (3)                                                   4.10%                      4.79%                       4.24%
                                                                 ======                     ======                      ======
Interest-earning assets to
     interest-bearing
     liabilities                                                 94.81%                     93.92%                      91.91%
                                                                 ======                     ======                      ======



(1) Includes loans held for sale and/or securitization. Interest on non-accruing loans has been included only to the extent reflected in the consolidated statements of operations; however, the loan balance is included in the average amount outstanding until transferred to real estate acquired in settlement of loans. Includes ($9,659), ($7,980), and ($10,062) of amortized loan fees, premiums and discounts in interest income for the years ended September 30, 1997, 1996 and 1995.
(2) Equals weighted average yield on total interest-earning assets less weighted average rate on total interest-bearing liabilities.
(3) Equals net interest income divided by the average balances of total interest-earning assets.

The following table presents certain information regarding changes in interest income and interest expense of the Bank during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities information is provided on changes attributable to changes in volume (change in volume multiplied by old rate); changes in rate (change in rate multiplied by old volume); and changes in rate and volume.

VOLUME AND RATE CHANGES IN NET INTEREST INCOME
(In thousands)

                                               Year Ended September 30, 1997                      Year Ended September 30, 1996
                                                        Compared to                                        Compared to
                                               Year Ended September 30, 1996                      Year Ended September 30, 1995
                                                    Increase (Decrease)                                Increase (Decrease)
                                                   Due to Change in (1)                               Due to Change in (1)
                                     ---------------------------------------------- -----------------------------------------------
                                                                         Total                                           Total
                                          Volume          Rate           Change          Volume           Rate           Change
                                     --------------- -------------- --------------- --------------- --------------- ---------------
Interest income:
  Loans (2)                          $       65,539  $     (22,544) $       42,995  $       (2,823) $       26,116  $       23,293
  Mortgage-backed securities                 22,272         (1,018)         21,254          (8,989)           (679)         (9,668)
  Federal funds sold and securities
    purchased under agreements
    to resell                                (3,166)            37          (3,129)          6,582            (143)          6,439
  Trading securities                            153            424             577             613             (33)            580
  Investment securities                         131             35             166              80              41             121
  Other interest-earning assets               1,359           (253)          1,106           1,681            (250)          1,431
                                     --------------- -------------- --------------- --------------- --------------- ---------------
      Total interest income                  86,288        (23,319)         62,969          (2,856)         25,052          22,196
                                     --------------- -------------- --------------- --------------- --------------- ---------------


Interest expense:
  Deposit accounts                            9,233         (2,895)          6,338           2,697           5,573           8,270
  Borrowings                                 48,142         (3,501)         44,641          (8,991)            443          (8,548)
                                     --------------- -------------- --------------- --------------- --------------- ---------------
      Total interest expense                 57,375         (6,396)         50,979          (6,294)          6,016            (278)
                                     --------------- -------------- --------------- --------------- --------------- ---------------



Increase in net interest income      $       28,913  $     (16,923) $       11,990  $        3,438  $       19,036  $       22,474
                                     =============== ============== =============== =============== =============== ===============






-----------------------------------------------------------------------------------------------------------------------------------
(1)  The net change attributable to the combined impact of volume and rate has been allocated in proportion to the absolute value of the change due to volume and the change due to rate.
(2)  Includes loans held for sale and/or securitization.

Interest income in fiscal 1997 increased $62.9 million from the level in fiscal 1996, primarily as a result of higher average balances of loans receivable and, to a lesser extent, mortgage-backed securities. The effect on interest income of higher average balances was offset in part by lower average yields earned by the Bank on its loan portfolio.

The Bank's net yield on interest-earning assets decreased to 4.10% in fiscal 1997 from 4.80% in fiscal 1996. The decrease in the net yield primarily reflected lower yields earned on certain of the Bank's interest-earning assets resulting from a decline in market rates as well as lower introductory and promotional rates on certain products which the Bank has offered to new and existing customers in an effort to stimulate usage.

Interest income on loans, the largest category of interest-earning assets, increased by $42.9 million (or 13.5%) from fiscal 1996 primarily because of higher average balances, which were partially offset by lower average yields on the loan portfolio.

Higher average balances on credit card loans, which increased $159.5 million (15.8%). The increase was primarily responsible for a $3.4 million (or 2.2%) increase in interest income from credit card loans. Higher average balances of automobile loans, which increased $64.2 million (or 35.1%), resulted primarily from the higher origination volume of such loans, and was largely responsible for a $16.2 million (or 75.3%) increase in interest income on automobile loans. Interest income on the Bank's single-family residential loans increased by $15.8 million (or 15.6%) primarily because of increased originations, which resulted in an increase of $355.8 million (or 25.2%) in the average balances of such loans. Average balances of home equity credit line loans increased by $60.0 million (or 74.8%) primarily because of the $119.2 million purchase of such loans in December 1996. Interest income on home equity credit line loans increased by $5.7 million (or 124.4%) in the current year.

The average yield on the loan portfolio in fiscal 1997 decreased by 73 basis points (to 10.08% from 10.81%) from the average yield in fiscal 1996. The lower net yield was primarily due to a 182 basis point decrease in the average net yield on credit card loans from 15.50% to 13.68%, the effect of which partially offset the positive effect that the higher average balances had on income. The decline in the net yield was primarily a result of marketing strategies to introduce lower introductory rates to new customers, as well as a new program offering reduced interest rates to previously risk-repriced accounts in an attempt to encourage payments from delinquent customers. Also contributing to the decreased average yield on the loan portfolio was a decrease in the average yield on single-family residential loans from 7.21% to 6.65%. An increase in the average yield on automobile loans from 11.75% to 15.24%, primarily due to higher yields earned on loans originated by one of the Bank's operating subsidiaries, partially offset the negative effect of the lower average yields discussed above.

Interest income on mortgage-backed securities increased $21.3 million (or 41.7%) primarily because of higher average balances. The increased mortgage-backed securities balances in fiscal 1997 reflected the purchase of $649.7 million of mortgage-backed securities near the end of fiscal year 1996 and the $1.1 billion securitization of single-family residential loans in September 1997. The positive effect of the higher average balances was partially offset by a decrease in the average interest rates on these securities from 6.11% to 5.99%.

Interest expense increased $51.0 million (or 27.0%) for fiscal 1997 primarily because of an increase of $764.9 million (or 206.8%) in the average balances of the Bank's borrowings. The increase in the average balances of borrowings resulted in an increase of $44.6 million in interest expense for fiscal 1997 for such liabilities. The increase in interest expense on borrowings is primarily due to a $22.8 million, a $13.7 million and a $6.9 million increase in interest expense on securities sold under repurchase agreements, Federal Home Loan Bank advances and subordinated debentures, respectively, resulting primarily from higher average balances of such borrowings. See "Financial Condition - Capital." The negative effect of the higher average balances was partially offset by a decrease in the average borrowing rate (to 6.25% from 7.10%), which reflected an increase in lower-yielding FHLB advances and securities sold under repurchase agreements.

An increase of $6.3 million in interest expense on deposits, the largest category of interest-bearing liabilities, also contributed to the increased interest expense. Interest expense on deposits increased primarily because of a $160.2 million increase in the average balances.

Provision for Loan Losses. The Bank's provision for loan losses increased to $125.1 million in fiscal 1997 from $115.7 million in fiscal 1996. The $9.4 million increase over the prior year was primarily attributable to a $7.8 million increase in the provision for losses on credit card loans. See "Financial Condition - Asset Quality - Allowances for Losses."

Other Income. The $68.5 million (or 19.9%) increase in other (non-interest) income to $413.0 million in fiscal 1997 from $344.5 million in fiscal 1996 was primarily attributable to increases in gain on sales of loans, credit card fees, deposit servicing fees and a decrease in loss on real estate held for investment or sale. In addition, the Bank recognized a net unrealized gain on the valuation of interest-only strips during fiscal 1997 resulting from the implementation of SFAS 125, as discussed below. The positive effect of these items on other income was partially offset by a decrease in loan servicing fees. Management expects that the relative impact of gains recognized under SFAS 125 on the Bank's earnings will diminish as the gains associated with these and other transactions are amortized.

Gain on sales of loans increased by $50.6 million (or 217.6%) primarily because of additional gains recognized on the securitization and sales of automobile, home equity credit line and home loan receivables during fiscal 1997. In addition, in accordance with the adoption of SFAS 125, the Bank also recognized gains on the securitization and sales of credit card loan receivables during the current year. See Notes to the Consolidated Financial Statements.

Credit card fees, consisting of membership fees, late charges, over-the-limit fees, interchange fees and cash advance charges, increased $26.6 million (or 86.5%) in fiscal 1997 from the level in fiscal 1996. The increase was primarily attributable to the impact of changes in the fee structure for the Bank's credit card programs which were implemented in fiscal 1996 and 1997.

The $12.0 million (or 40.1%) increase in deposit servicing fees resulted primarily from the additional fees generated through the Bank's ATM network, and, to a lesser extent, an increase in the number of deposit accounts outstanding during fiscal 1997.

The $5.7 million (or 23.5%) decrease in loss on real estate held for investment or sale was primarily attributable to a decrease of $6.7 million in the provision for losses on such assets, which was partially offset by a decrease of $1.1 million in the gain recorded on sales of the Bank's real estate held for investment or sale.

In accordance with SFAS 125, the Bank recognized a $7.0 million net unrealized gain on the valuation of its interest-only strips. This gain represents the September 30, 1997 market-value adjustment on the interest-only strips related to the credit card securitized assets. See Notes to the Consolidated Financial Statements.

The decrease of $36.3 million (or 13.8%) in loan servicing fees was primarily due to a decrease of $49.0 million in excess spread income earned by the Bank for servicing its portfolios of securitized credit card loans. The decrease in such excess spread income for fiscal 1997 resulted primarily from an increase in charge-offs on securitized credit card loans which is consistent with management's expectations and generally reflects the trends that are affecting the credit card industry as a whole. See "Financial Condition - Asset Quality - Allowance for Losses."

Operating Expenses. Operating expenses for fiscal 1997 increased $37.0 million (9.7%) from the level in fiscal 1996. The main components of the higher operating expenses were increases in salaries and employee benefits, marketing and data processing. The $33.6 million increase in salaries and employee benefits resulted primarily from the addition of staff to the Bank's credit card, consumer lending, branch and systems operations. The $20.8 million increase in marketing expenses was primarily attributable to a $14.4 million increase in marketing expenses associated with the credit card program as the Bank continues to focus on increased originations of such loans, as well as a $5.3 million increase in marketing expenses associated with the Bank's deposit base. The $6.9 million increase in data processing expenses was principally attributable to an increase in the number of credit card accounts outstanding and the activity generated by such accounts during fiscal 1997. The $32.3 million decrease in deposit insurance premiums, which partially offset the expense increases discussed above, was primarily because of the one-time SAIF assessment recorded by the Bank in fiscal 1996. See "Business - Regulation Deposit Insurance Premiums."

FISCAL 1996 COMPARED TO FISCAL 1995

REAL ESTATE

The Real Estate Trust recorded a loss before depreciation and amortization of debt expense of $13.5 million and an operating loss of $24.2 million for fiscal 1996, compared to a loss before depreciation and amortization of debt expense of $17.2 million and an operating loss of $27.3 million for fiscal 1995. Of the $3.1 million positive variance in the operating loss, approximately $2.1 million was due to improved results from operations in fiscal 1996, and $1.0 million reflected the net change from fiscal 1995 results which included a $2.7 million writedown of real estate to net realizable value and a $1.7 gain on sale of property.

Income after direct operating expenses from hotel properties increased $2,104,000 (13.1%) from such income in fiscal 1995. Room sales increased by $948,000 (2.5%) as a result of higher room rates. Food, beverage, and miscellaneous sales were down by a total of $807,000 and payroll expense was lower by $1,547,000, largely due to the sale of the Norfolk hotel early in October 1995. Other operating expenses reflected decreases of $416,000, also due to the sale.

Income after direct operating expenses from commercial properties decreased $1,064,000 (9.9%) in fiscal 1996. Gross income declined $1,222,000 (6.8%)
largely due to vacancies at 8201 Greensboro Drive. Partially offsetting this reduction in income was a decline in operating expenses of $158,000 (2.2%). The leasing percentage of 8201 Greensboro Drive at September 30, 1996, was 85%.

Other income, which includes interest income, income from other real estate properties, and miscellaneous receipts increased $635,000 (14.5%), primarily due to $695,000 received as refunds of transfer taxes paid in a preceding year.

Land parcels and other expense increased $289,000 (21.4%) in fiscal 1996 as a result of higher real estate taxes.

Interest expense decreased $724,000 (1.8%) in fiscal 1996 as a result of lower average borrowings, which were $395.6 million in fiscal 1996 as compared to the prior year's average borrowings of $403.7 million. The average cost of borrowings increased slightly to 10.31% in fiscal 1996 from 10.25% during the prior year.

Amortization of debt expense increased $198,000 (41.6%) due to the expense of a new $8.0 million line of credit which was obtained in fiscal 1996 and the first full year of expense for the $15.0 million line of credit which had been obtained during fiscal 1995.

Depreciation increased $306,000 (3.2%) in fiscal 1996 as a result of new tenant improvements and property renovations in excess of the reduction in depreciation caused by the sale of a hotel.

Advisory, management and leasing fees paid to related parties increased $47,000 (0.6%) in fiscal 1996. The monthly advisory fee in fiscal 1996 was $301,000 for the period October 1995 through March 1996 and $306,000 for the period April 1996 through September 1996 as compared to $292,000 throughout fiscal 1995, which represented an aggregate increase of $141,000 (4.0%). Management and leasing fees were lower in the current year by $94,000 (2.4%) as a result of lower gross income on which fees are based.

General and administrative expense decreased $918,000 (39.6%) in fiscal 1996, principally as a result of high legal costs incurred in fiscal 1995 in litigation with a tenant.

The fiscal 1995 write-down of real estate to net realizable value reflected as $1.2 million reduction in the carrying value of a hotel property and a $1.5 million write-off of restaurant assets. The Real Estate Trust sold the hotel property on October 6, 1995. There were no comparable write-downs or write-offs during fiscal 1996.

Equity in earnings of unconsolidated entities represents the Real Estate Trust's share of earnings in its partnership investments. For fiscal 1996, the Real Estate Trust recorded earnings of $3,374,000 from such investments compared to earnings of $3,681,000 in the prior year.

The loss on sale of property of $68,000 in fiscal 1996 represented additional costs incurred on the sale of a hotel in Norfolk, Virginia. The gain on sale of property of $1,664,000 in fiscal 1995 represented the gain on the condemnation of a portion of a land parcel an Atlanta, Georgia.

BANKING

Overview. The Bank recorded operating income of $46.1 million for the year ended September 30, 1996 ("fiscal 1996"), compared to operating income of $55.7 million for the year ended September 30, 1995 ("fiscal 1995"). The decrease in operating income for fiscal 1996 was primarily attributable to a $60.8 million increase in the provision for loan losses and an $83.1 million increase in non-interest expenses (which included the $26.5 million SAIF assessment discussed previously - see "Business Regulation - Deposit Insurance Premiums"), the effect of which was partially offset by a $111.5 million increase in non-interest income and a $22.5 million increase in net interest income.

Net Interest Income. Net interest income, before the provision for loan losses, increased $22.5 million (or 12.8%) in fiscal 1996. The Bank would have recorded additional interest income of $9.1 million in fiscal 1996 if the Bank's non-accrual assets and restructured loans had been current in accordance with their original terms. Interest income of $1.3 million was actually recorded on non-accrual assets and restructured loans during the fiscal year. The Bank's net interest income in future periods will continue to be adversely affected by the Bank's non-performing assets. See "Financial Condition - Asset Quality - Non-Performing Assets."

Interest income in fiscal 1996 increased $22.2 million from the level in fiscal 1995, primarily as a result of higher average yields earned by the Bank on its loan portfolio. Higher average balances of federal funds sold and securities purchased under agreements to resell and other interest-earning assets also contributed to the increase in interest income. The effect on interest income of higher average yields on the loan portfolio and higher average balances was offset in part by lower average balances of mortgage-backed securities and loans receivable.

The Bank's net yield on interest-earning assets increased to 4.79% in fiscal 1996 from 4.24% in fiscal 1995. The increase primarily reflected the upward adjustment of interest rates on certain of the Bank's adjustable rate products and higher yields on other consumer loans. The positive effect of the increase on the Bank's net yield was offset in part by increased interest rates on the Bank's interest-bearing liabilities.

Interest income on loans, the largest category of interest-earning assets, increased by $23.3 million (or 7.9%) from fiscal 1995 primarily because of higher average yields on the loan portfolio, which were partially offset by lower average balances. The average yield on the loan portfolio in fiscal 1996 increased by 89 basis points (to 10.81% from 9.92%) from the average yield in fiscal 1995. The higher yields were primarily due to increases in the average net yield on credit card loans from 13.94% to 15.50% and on automobile loans from 8.84% to 11.75%. The increase in the net yield on credit card loans was primarily a result of risk management strategies that have repriced upward the yield on higher risk credit card accounts and the expiration of promotional introductory rates. The increase was primarily responsible for a $17.0 million (or 12.2%) increase in interest income from credit card loans. The increase in the net yield on automobile loans was primarily due to higher yields earned on loans originated by one of the Bank's operating subsidiaries. Higher average balances of consumer loans other than automobile loans, which increased $61.3 million (or 50.9%), also contributed to the increase in interest income on loans. The increased average balances of other consumer loans resulted primarily from the higher origination volume of home improvement and commercial loans during fiscal 1996, and was largely responsible for an $11.2 million (or 102.5%) increase in interest income on other consumer loans. The effect on interest income of higher average net yields and higher average balances of certain consumer loans was offset in part by an $84.3 million decrease in the average balances of automobile loan receivables due to the securitization and sale of $475.3 million of such receivables during fiscal 1996.

Interest income on mortgage-backed securities decreased $9.7 million (or 15.9%) primarily because of lower average balances. The reduced mortgage-backed securities balances in fiscal 1996 reflected the effects of scheduled principal paydowns and unscheduled principal prepayments. The negative effect of the lower average balances was compounded by a decrease in the average interest rates on these securities from 6.18% to 6.11%.

Other interest income increased $7.9 million (or 82.2%) in fiscal 1996 primarily as a result of higher average balances on federal funds sold and securities purchased under agreements to resell which increased by $119.9 million (or 182.1%) and, to a lesser extent, higher average balances on other interest-earning assets.

Interest expense decreased $0.3 million in fiscal 1996 primarily because of a decrease of $127.1 million (or 25.6%) in the average balances of the Bank's borrowings, which resulted in an $8.5 million decrease in interest expense during fiscal 1996 for such liabilities. The decrease in interest expense on borrowings is primarily due to a $6.2 million, a $1.3 million and a $0.7 million decrease in interest expense on securities sold under repurchase agreements, bonds payable and FHLB advances, respectively, resulting from lower average balances. The decrease in interest expense on securities sold under repurchase agreements was primarily a result of a $101.9 million decrease in the average balances of such liabilities as the Bank's deposit base has increased in recent periods. The decrease in interest expense on bonds payable was due to the assumption of bonds payable in April 1995 by the purchaser of two residential apartment buildings that were securing the bonds. A $6.6 million decline in the average balances of FHLB advances contributed to the $0.7 million decrease in the interest expense on such liabilities. The positive effect of such lower average balances was offset in part by an increase in the average borrowing rate (to 7.10% from 7.01%).

The decrease in interest on borrowings was partially offset by an $8.3 million increase in interest expense on deposits, the largest category of interest-bearing liabilities. Interest expense on deposits increased primarily as a result of an increase in average rates (to 4.02% from 3.88%), which reflected a shift in the composition of the Bank's deposits to higher yielding certificates of deposit and, to a lesser extent, an increase in average deposit balances of $69.4 million.

Provision for Loan Losses. The Bank's provision for loan losses increased to $115.7 million in fiscal 1996 from $55.0 million in fiscal 1995. The $60.8 million increase over the prior year was primarily attributable to a $56.7 million increase in the provision for losses on credit card loans primarily because of increased charge-offs of such loans, reflecting an industry-wide decline in the performance of credit card loans. See "Financial Condition - Asset Quality - Allowances for Losses."

Other Income. The increase in other (non-interest) income to $344.5 million in fiscal 1996 from $232.6 million in fiscal 1995 was primarily attributable to increases in loan servicing fees, credit card fees and gain on sales of loans. The positive effect of these items on other income was partially offset by an increase in loss on real estate held for investment or sale.

An increase of $49.0 million in excess spread income and $20.8 million of servicing fees earned by the Bank for servicing its portfolios of securitized credit card loans contributed to an increase of $79.8 million (or 43.3%) in loan servicing fees. Such excess spread income and servicing fees have increased in recent periods as a result of greater securitization activity by the Bank.

Credit card fees, consisting of membership fees, late charges, over-the-limit fees, interchange fees and cash advance charges, increased $20.9 million (or 212.2%) in fiscal 1996 from the level in fiscal 1995. The increase was primarily attributable to changes in the fee structure for the Bank's credit card programs during fiscal 1996.

Gain on sales of loans increased by $10.4 million (or 80.4%) primarily because of additional gains recognized on the securitization and sales of automobile, home equity credit line and home loan receivables during fiscal 1996.

The $19.2 million increase in loss on real estate held for investment or sale was primarily attributable to a decrease of $4.5 million in the equity earnings in partnership income and a decrease of $12.5 million in the gain recorded on sales of the Bank's real estate held for investment or sale.

Operating Expenses. Operating expenses for fiscal 1996 increased $83.1 million (27.9%) from the level in fiscal 1995. The primary reason for the increase was the $26.5 million SAIF assessment included in deposit insurance premiums. Other expense categories with increases include salaries and employee benefits, loan and data processing. The $19.2 million increase in salaries and employee benefits resulted primarily from the addition of staff to the Bank's credit card, consumer lending and branch operations. The $12.5 million increase in loan expenses was primarily attributable to an increase in the amortization of capitalized mortgage servicing rights, which resulted from acquisitions of single-family residential mortgage servicing rights in recent periods, and a $3.1 million valuation allowance against mortgage servicing rights. The $7.0 million increase in data processing expenses was principally attributable to an increase in the number of credit card accounts outstanding and the activity generated by such accounts during fiscal 1996.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements of the Trust and its consolidated subsidiaries are included in this report on the pages indicated and are incorporated herein by reference:


    (a)  Report of Independent Public Accountants.

    (b)  Consolidated Balance Sheets - As of September 30,
         1997 and 1996.

    (c) Consolidated Statements of Operations - For the years ended September 30, 1997, 1996 and 1995.

    (d) Consolidated Statements of Shareholders' Deficit - For the years ended September 30, 1997, 1996 and 1995.

    (e) Consolidated Statements of Cash Flows - For the years ended September 30, 1997, 1996 and 1995.

    (f)  Notes to Consolidated Financial Statements.

The selected quarterly financial data included in Note 33 of Notes to the Consolidated Financial Statements referred to above are incorporated herein by reference.

Summary financial information with respect to the Bank is also included in Part I, Item 1.

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustees and Shareholders of
   B.F. Saul Real Estate Investment Trust


We have audited the accompanying consolidated balance sheets of B.F. Saul Real Estate Investment Trust (the "Trust") and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' deficit, and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B.F. Saul Real Estate Investment Trust and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.




Arthur Andersen LLP



Washington, D.C.
December 9, 1997

Consolidated Balance Sheets
B. F. SAUL REAL ESTATE INVESTMENT TRUST
===================================================================================================================================
                                                                                                             September 30
                                                                                                     ------------------------------
(In thousands)                                                                                           1997            1996
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Real Estate
Income-producing properties
    Hotel                                                                                            $     128,557   $     121,417
    Office and industrial                                                                                  109,628         106,496
    Other                                                                                                    4,265           4,715
                                                                                                     --------------  --------------
                                                                                                           242,450         232,628
    Accumulated depreciation                                                                               (85,915)        (76,513)
                                                                                                     --------------  --------------
                                                                                                           156,535         156,115
Land parcels                                                                                                42,160          41,580
Construction in progress                                                                                     2,480              --
Cash and cash equivalents                                                                                   18,248          15,516
Other assets                                                                                                81,150          81,292
                                                                                                     --------------  --------------
                    Total real estate assets                                                               300,573         294,503
-----------------------------------------------------------------------------------------------------------------------------------
Banking
Cash and due from banks                                                                                    238,169         213,394
Interest-bearing deposits                                                                                   48,722          53,031
Federal funds sold and securities purchased under agreements to resell                                     365,000              --
Loans held for sale                                                                                        102,749          76,064
Loans held for securitization and sale                                                                     220,000         450,000
Investment securities (market value $5,012 and $9,820, respectively)                                         4,998           9,818
Trading securities                                                                                           7,899              --
Mortgage-backed securities (market value $1,984,667 and $1,307,838, respectively)                        1,985,707       1,306,417
Loans receivable (net of allowance for losses of $105,679 and $95,523, respectively)                     2,104,240       2,772,967
Federal Home Loan Bank stock                                                                                33,170          31,940
Real estate held for investment or sale (net of allowance for losses of $140,936 and $126,710,
  respectively)                                                                                             94,290         123,489
Property and equipment, net                                                                                273,562         225,135
Goodwill and other intangible assets, net                                                                    8,846           2,399
Interest only strips, net                                                                                  105,812              --
Excess-spread assets, net                                                                                       --          42,602
Servicing assets, net                                                                                       41,579          32,790
Other assets                                                                                               422,670         353,028
                                                                                                     --------------  --------------
                    Total banking assets                                                                 6,057,413       5,693,074
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                           $ 6,357,986     $ 5,987,577
-----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Real Estate
Mortgage notes payable                                                                               $     180,204   $     173,345
Notes payable - secured                                                                                    175,000         177,500
Notes payable - unsecured                                                                                   46,633          42,367
Deferred gains - real estate                                                                               112,883         112,883
Accrued dividends payable - preferred shares of beneficial interest                                         36,231          31,563
Other liabilities and accrued expenses                                                                      39,959          40,434
                                                                                                     --------------  --------------
                    Total real estate liabilities                                                          590,910         578,092
-----------------------------------------------------------------------------------------------------------------------------------
Banking
Deposit accounts                                                                                         4,893,756       4,164,037
Securities sold under repurchase agreements and other short-term borrowings                                 74,821         637,141
Notes payable                                                                                                7,019           7,277
Federal Home Loan Bank advances                                                                            188,511         269,065
Custodial accounts                                                                                           2,809           7,415
Amounts due to banks                                                                                        44,835          44,423
Other liabilities and accrued expenses                                                                     120,416          99,086
Capital notes -- subordinated                                                                              250,000         160,000
                                                                                                     --------------  --------------
                    Total banking liabilities                                                            5,582,167       5,388,444
-----------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies
Minority interest held by affiliates                                                                        51,388          46,065
Minority interest -- other                                                                                 218,306          74,307
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                                        6,442,771       6,086,908
-----------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' DEFICIT
Preferred shares of beneficial interest, $10.50 cumulative, $1 par value, 90 million shares
    authorized, 516,000 shares issued and outstanding, liquidation value $51.6 million                         516             516
Common shares of beneficial interest, $1 par value, 10 million shares authorized,
    6,641,598 shares issued                                                                                  6,642           6,642
Paid-in surplus                                                                                             92,943          92,943
Deficit                                                                                                   (142,642)       (156,084)
Net unrealized holding loss                                                                                   (396)         (1,500)
                                                                                                     --------------  --------------
                                                                                                           (42,937)        (57,483)
Less cost of 1,814,688 common shares of beneficial interest in treasury                                    (41,848)        (41,848)
                                                                                                     --------------  --------------
TOTAL SHAREHOLDERS' DEFICIT                                                                                (84,785)        (99,331)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                                            $ 6,357,986     $ 5,987,577
-----------------------------------------------------------------------------------------------------------------------------------
The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Operations
B. F. SAUL REAL ESTATE INVESTMENT TRUST
===================================================================================================================================

                                                                                            For the Year Ended September 30
                                                                                     ----------------------------------------------
(In thousands, except per share amounts)                                                 1997            1996            1995
-----------------------------------------------------------------------------------------------------------------------------------
REAL ESTATE
Income
Hotels                                                                               $      59,464   $      54,245   $      54,104
Office and industrial properties                                                            21,097          17,590          18,812
Other                                                                                        4,008           5,004           4,369
                                                                                     --------------  --------------  --------------
Total income                                                                                84,569          76,839          77,285
-----------------------------------------------------------------------------------------------------------------------------------
Expenses
Direct operating expenses:
    Hotels                                                                                  38,523          36,075          38,038
    Office and industrial properties                                                         7,766           7,251           7,409
    Land parcels and other                                                                   1,683           1,637           1,348
Interest expense                                                                            40,155          39,840          40,564
Amortization of debt expense                                                                   664             674             476
Depreciation                                                                                10,543          10,020           9,714
Advisory, management and leasing fees - related parties                                      7,995           7,423           7,376
General and administrative                                                                   1,272           1,401           2,319
Write-down of real estate to net realizable value                                               --              --           2,727
                                                                                     --------------  --------------  --------------
Total expenses                                                                             108,601         104,321         109,971
-----------------------------------------------------------------------------------------------------------------------------------
Equity in earnings of unconsolidated entities                                                4,150           3,374           3,681
Gain (loss) on sale of property                                                                895             (68)          1,664
-----------------------------------------------------------------------------------------------------------------------------------
REAL ESTATE OPERATING LOSS                                                           $     (18,987)  $     (24,176)  $     (27,341)
-----------------------------------------------------------------------------------------------------------------------------------
BANKING
Interest income
Loans                                                                                $     360,842   $     317,847   $     294,554
Mortgage-backed securities                                                                  72,209          50,955          60,623
Trading securities                                                                           1,530             953             373
Investment securities                                                                          481             315             194
Other                                                                                       15,418          17,441           9,571
                                                                                     --------------  --------------  --------------
Total interest income                                                                      450,480         387,511         365,315
-----------------------------------------------------------------------------------------------------------------------------------
Interest expense
Deposit accounts                                                                           168,907         162,569         154,299
Short-term borrowings                                                                       47,378          10,407          18,094
Long-term borrowings                                                                        23,530          15,860          16,721
                                                                                     --------------  --------------  --------------
Total interest expense                                                                     239,815         188,836         189,114
                                                                                     --------------  --------------  --------------
Net interest income                                                                        210,665         198,675         176,201
Provision for loan losses                                                                 (125,115)       (115,740)        (54,979)
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                                         85,550          82,935         121,222
-----------------------------------------------------------------------------------------------------------------------------------
Other income
Loan servicing fees                                                                        227,817         264,139         184,275
Credit card fees                                                                            57,381          30,765           9,855
Deposit servicing fees                                                                      41,893          29,900          24,442
Gain (loss) on sales of trading securities, net                                              1,203           1,158            (600)
Loss on real estate held for investment or sale, net                                       (18,688)        (24,413)         (5,549)
Gain on sales of loans, net                                                                 73,822          23,242          12,882
Net unrealized gain on valuation of interest-only strips                                     6,976              --              --
Other                                                                                       22,573          19,713           7,320
                                                                                     --------------  --------------  --------------
Total other income                                                                         412,977         344,504         232,625
-----------------------------------------------------------------------------------------------------------------------------------
Continued on following page.

Consolidated Statements of Operations (Continued)
B. F. SAUL REAL ESTATE INVESTMENT TRUST
===================================================================================================================================

                                                                                            For the Year Ended September 30
                                                                                     ----------------------------------------------
(In thousands, except per share amounts)                                                 1997            1996            1995
-----------------------------------------------------------------------------------------------------------------------------------
BANKING (Continued)
Operating expenses
Salaries and employee benefits                                                       $     160,949   $     127,370   $     108,218
Loan                                                                                        29,943          28,284          15,745
Property and equipment                                                                      24,626          20,930          16,512
Marketing                                                                                   74,504          53,705          46,117
Data processing                                                                             48,138          41,270          34,310
Depreciation and amortization                                                               28,479          24,410          21,461
Deposit insurance premiums                                                                   5,033          37,362          10,749
Amortization of goodwill and other intangible assets                                         2,615           1,775           2,411
Other                                                                                       44,059          46,222          42,641
                                                                                     --------------  --------------  --------------
Total operating expenses                                                                   418,346         381,328         298,164
-----------------------------------------------------------------------------------------------------------------------------------
BANKING OPERATING INCOME                                                             $      80,181   $      46,111   $      55,683
-----------------------------------------------------------------------------------------------------------------------------------

TOTAL COMPANY
Operating income                                                                     $      61,194   $      21,935   $      28,342
Income tax provision                                                                        12,810           8,301           2,021
                                                                                     --------------  --------------  --------------
Income before minority interest                                                             48,384          13,634          26,321
Minority interest held by affiliates                                                        (6,848)         (3,962)         (5,721)
Minority interest -- other                                                                 (22,676)         (9,750)         (9,750)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL COMPANY NET INCOME (LOSS)                                                      $      18,860   $         (78)  $      10,850
-----------------------------------------------------------------------------------------------------------------------------------


NET INCOME (LOSS) AVAILABLE TO COMMON
    SHAREHOLDERS                                                                     $      13,442   $      (5,498)  $       5,430

NET INCOME (LOSS) PER COMMON SHARE
Income before minority interest                                                      $        8.90   $        1.70   $        4.33
Minority interest held by affiliates                                                         (1.42)          (0.82)          (1.19)
Minority interest -- other                                                                   (4.70)          (2.02)          (2.02)
-----------------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS) PER COMMON SHARE                                                   $        2.78   $       (1.14)  $        1.12
-----------------------------------------------------------------------------------------------------------------------------------

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders' Deficit
B. F. SAUL REAL ESTATE INVESTMENT TRUST
===================================================================================================================================


                                                                                             For the Year Ended September 30
                                                                                     ----------------------------------------------
(Dollars in thousands, except per share amounts)                                         1997            1996            1995
-----------------------------------------------------------------------------------------------------------------------------------
PREFERRED SHARES OF BENEFICIAL INTEREST
Beginning and end of year (516,000 shares)                                           $         516   $         516   $         516
                                                                                     --------------  --------------  --------------


COMMON SHARES OF BENEFICIAL INTEREST
Beginning and end of year (6,641,598 shares)                                                 6,642           6,642           6,642
                                                                                     --------------  --------------  --------------


PAID-IN SURPLUS
Beginning and end of year                                                                   92,943          92,943          92,943
                                                                                     --------------  --------------  --------------


DEFICIT
Beginning of year                                                                         (156,084)       (123,943)       (134,793)

Net income (loss)                                                                           18,860             (78)         10,850

Dividends:
    Real Estate Trust preferred shares of beneficial interest:
        Distributions ($0.97 per share in 1996)                                                 --            (500)             --
        Distributions payable ($10.50 and $61.17 per share in 1997 and 1996,
          respectively)                                                                     (5,418)        (31,563)             --

                                                                                     --------------  --------------  --------------
End of year                                                                               (142,642)       (156,084)       (123,943)
                                                                                     --------------  --------------  --------------


Net unrealized holding losses                                                                 (396)         (1,500)         (2,490)
                                                                                     --------------  --------------  --------------


TREASURY SHARES
Beginning and end of year (1,814,688 shares)                                               (41,848)        (41,848)        (41,848)
-----------------------------------------------------------------------------------------------------------------------------------

TOTAL SHAREHOLDERS' DEFICIT                                                          $     (84,785)  $     (99,331)  $     (68,180)
-----------------------------------------------------------------------------------------------------------------------------------

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows
B. F. SAUL REAL ESTATE INVESTMENT TRUST
===================================================================================================================================

                                                                                            For the Year Ended September 30
                                                                                     ----------------------------------------------
(In thousands)                                                                           1997            1996            1995
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Real Estate
Net loss                                                                             $      (8,531)  $     (15,924)  $     (12,032)
Adjustments to reconcile net loss to net cash provided by
  operating activities:
    Depreciation                                                                            10,543          10,020           9,714
    (Gain) loss on sale of property                                                           (895)             68          (1,654)
    Write-down of real estate to net realizable value                                           --              --           2,727
    (Increase) decrease in accounts receivable and accrued income                               17          (4,869)           (224)
    (Increase) decrease in deferred tax asset                                               (3,252)          1,881          10,836
    Increase in accounts payable and accrued expenses                                        1,058             430             317
    (Increase) decrease in tax sharing receivable                                            2,492          14,533          (5,685)
    Amortization of debt expense                                                               664             674             476
    Equity in earnings of unconsolidated entities                                           (4,150)         (3,374)         (3,681)
    Other                                                                                    8,965           5,593           3,530
                                                                                     --------------  --------------  --------------
                                                                                             6,911           9,032           4,324
                                                                                     --------------  --------------  --------------
Banking
Net income                                                                                  27,391          15,846          28,603
Adjustments to reconcile net income to net cash provided by
    operating activities:
    Amortization (accretion) of premiums, discounts and net deferred loan fees               7,130            (163)           (435)
    Depreciation and amortization                                                           28,708          24,635          21,690
    Amortization of goodwill and other intangible assets                                     2,633           1,795           2,436
    Provision for loan losses                                                              125,115         115,740          54,979
    Capitalized interest on real estate held for investment or sale                         (2,212)         (3,462)         (4,512)
    Purchases of trading securities                                                         (7,899)             --              --
    Proceeds from sales of trading securities                                              430,938         363,364         239,147
    Net fundings of loans held for sale                                                   (697,593)       (690,589)       (390,634)
    Proceeds from sales of loans held for sale and/or securitization                     2,599,860       1,984,484       2,188,531
    Proceeds from sales of spread accounts                                                 144,200          42,140          59,200
    Earnings on real estate                                                                 (1,156)         (2,278)        (18,882)
    Provision for losses on real estate held for investment or sale                         19,623          26,341          26,321
    (Gain) loss on sales of trading securities, net                                         (1,203)         (1,158)            600
    Gain on sales of loans, net                                                            (73,822)        (23,242)        (12,882)
    Unrealized gain on valuation of interest-only strips                                    (6,976)             --              --
    Increase in interest-only strips                                                      (105,812)             --              --
    (Increase) decrease in excess spread assets                                             42,602         (16,962)           (442)
    Increase in servicing assets                                                            (8,806)         (4,238)        (13,294)
    Increase in other assets                                                              (207,883)       (103,211)       (145,918)
    Increase in other liabilities and accrued expenses                                      21,741          23,724          34,903
    Increase (decrease) in tax sharing payable                                              (2,492)        (14,533)          5,685
    Minority interest held by affiliates                                                     6,848           3,962              --
    Minority interest - other                                                                9,750           9,750           9,750
    Other                                                                                    8,006         (12,440)          3,176
                                                                                     --------------  --------------  --------------
                                                                                         2,358,691       1,739,505       2,088,022
                                                                                     --------------  --------------  --------------
Net cash provided by operating activities                                                2,365,602       1,748,537       2,092,346
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Real Estate
Capital expenditures - properties                                                          (10,120)         (7,408)         (6,270)
Property acquisitions                                                                       (4,709)             --         (10,193)
Property sales                                                                               1,399           1,812              --
Equity investment in unconsolidated entities                                                 1,723             639            (733)
Other                                                                                           43              50              53
                                                                                     --------------  --------------  --------------
                                                                                           (11,664)         (4,907)        (17,143)
                                                                                     --------------  --------------  --------------
Banking
Net proceeds from maturities of investment securities                                        5,000           4,410             100
Net proceeds from redemption of Federal Home Loan Bank stock                                 9,482              --              --
Net proceeds from sales of real estate                                                      23,624          58,874         133,300
Net fundings of loans receivable                                                        (1,898,904)     (1,702,926)     (2,295,069)
Principal collected on mortgage-backed securities                                          771,095         221,698         183,166
Purchases of Federal Home Loan Bank stock                                                  (10,712)             --              --
Purchases of investment securities                                                              --          (9,725)             --
Purchases of mortgage-backed securities                                                   (311,554)       (649,688)       (107,127)
Purchases of loans receivable                                                             (754,515)       (391,878)        (88,518)
Purchases of property and equipment                                                        (77,859)        (69,749)        (55,924)
Acquisition of other intangible assets                                                      (9,063)             --              --
Disbursements for real estate held for investment or sale                                  (14,199)        (14,447)        (32,834)
Other                                                                                        1,036          (5,950)          1,103
                                                                                     --------------  --------------  --------------
                                                                                        (2,266,569)     (2,559,381)     (2,261,803)
                                                                                     --------------  --------------  --------------
Net cash used in investing activities                                                   (2,278,233)     (2,564,288)     (2,278,946)
-----------------------------------------------------------------------------------------------------------------------------------
Continued on following page.

Consolidated Statements of Cash Flows (Continued)
B. F. SAUL REAL ESTATE INVESTMENT TRUST
===================================================================================================================================

                                                                                            For the Year Ended September 30
                                                                                     ----------------------------------------------
(In thousands)                                                                           1997            1996            1995
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Real Estate
Proceeds from mortgage financing                                                     $      27,072  $          --   $       11,400
Principal curtailments and repayments of mortgages                                         (19,977)         (8,573)        (12,424)
Proceeds from secured note financing                                                            --           2,500             500
Repayments of secured notes                                                                 (2,500)           (500)             --
Proceeds from sales of unsecured notes                                                       5,822           3,708           4,428
Repayments of unsecured notes                                                               (1,556)         (2,398)         (3,659)
Costs of obtaining financings                                                                 (626)           (201)           (516)
Dividends paid - preferred shares of beneficial interest                                      (750)           (500)             --
                                                                                     --------------  --------------  --------------
                                                                                             7,485          (5,964)           (271)
                                                                                     --------------  --------------  --------------
Banking
Proceeds from customer deposits and sales of certificates of deposit                    18,915,801      15,312,125      14,086,575
Customer withdrawals of deposits and payments for maturing certificates of deposit     (18,186,082)    (15,307,340)    (13,936,084)
Net increase (decrease) in securities sold under repurchase agreements                    (574,217)        574,400             777
Advances from the Federal Home Loan Bank                                                   877,483         429,459         992,073
Repayments of advances from the Federal Home Loan Bank                                    (958,037)       (315,446)       (937,021)
Proceeds from other borrowings                                                           6,271,193       2,469,675         793,261
Repayments of other borrowings                                                          (6,259,554)     (2,417,606)       (816,755)
Cash dividends paid on preferred stock                                                      (9,750)         (9,750)         (9,750)
Cash dividends paid on common stock                                                         (9,000)         (8,500)             --
Repayment of capital notes - subordinated                                                  (10,000)             --              --
Net proceeds received from capital notes - subordinated                                     96,112              --              --
Net proceeds from issuance of preferred stock                                              144,000              --              --
Other                                                                                       (4,605)              2         (12,110)
                                                                                     --------------  --------------  --------------
                                                                                           293,344         727,019         160,966
                                                                                     --------------  --------------  --------------
Net cash provided by financing activities                                                  300,829         721,055         160,695
-----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                                       388,198         (94,696)        (25,905)
Cash and cash equivalents at beginning of period                                           281,941         376,637         402,542
                                                                                     --------------  --------------  --------------
Cash and cash equivalents at end of period                                           $     670,139   $     281,941   $     376,637
-----------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information: Cash paid during the year for:
        Interest (net of amount capitalized)                                         $     267,758   $     237,568   $     217,186
        Income taxes paid (refunded)                                                        (2,552)          4,356          (1,327)
        Shares of Saul Centers, Inc. common stock                                            6,111           4,864           7,757
    Cash received during the year from:
        Dividends on shares of Saul Centers, Inc. common stock                               2,539           1,952           1,380
        Distributions from Saul Holdings Limited Partnership                                 5,453           5,453           5,453

Supplemental disclosures of noncash activities:
    Rollovers of notes payable - unsecured                                                   4,195           3,725           3,588
    Loans held for sale exchanged for trading securities                                   430,786         363,257         133,014
    Mortgage-backed securities available-for-sale transferred to mortgage-backed
        securities held-to-maturity                                                             --              --         942,085
    Investment securities available-for-sale transferred to investment securities
        held-to-maturity                                                                        --              --           4,354
    Real estate held for investment transferred to real estate held for sale                    --              --           9,273
    Loans receivable transferred to loans held for sale and/or securitization            2,026,478       1,594,262       2,387,690
    Loans made in connection with the sale of real estate                                    7,769          46,537          10,826
    Loans receivable transferred to real estate acquired in settlement of loans              4,706           5,972           9,822
    Loans receivable exchanged for mortgage-backed securities held-to-maturity           1,136,180              --          23,155
    Loans held for sale and/or securitization transferred to loans receivable                   --              --          50,000
    Loans held for sale transferred to loans receivable                                         --           3,146              --


-----------------------------------------------------------------------------------------------------------------------------------
The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

B.F. Saul Real Estate Investment Trust and its wholly owned subsidiaries (collectively, the "Real Estate Trust") operate as a Maryland real estate investment trust. The principal business activity of the Real Estate Trust is the ownership and development of income-producing properties. The properties owned by the Real Estate Trust are located predominantly in the Mid-Atlantic and Southeastern regions of the United States and consist principally of hotels, office projects, and various undeveloped land parcels.

B.F. Saul Real Estate Investment Trust also owns 80% of the outstanding common stock of Chevy Chase Bank, F.S.B. and its subsidiaries (collectively the "Bank" or the "Corporations"), whose assets accounted for approximately 95% of the consolidated assets of the B.F. Saul Real Estate Investment Trust and its consolidated subsidiaries (the "Trust") at September 30, 1997. The Bank is a federally chartered and federally insured stock savings bank. The B. F. Saul Real Estate Investment Trust is a thrift holding company by virtue of its ownership of a majority interest in the Bank and is subject to regulation by the Office of Thrift Supervision ("OTS"). The accounting and reporting practices of the Trust conform to generally accepted accounting principles and, as appropriate, predominant practices within the real estate and banking industries.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Real Estate Trust and its subsidiaries. Accordingly, the accompanying financial statements reflect the assets, liabilities, operating results, and cash flows for two business segments: Real Estate and Banking. Entities in which the Trust holds a non-controlling interest (generally 50% or less) are accounted for on the equity method. See Note 2.

USE OF ESTIMATES

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the balance sheet and revenues and expenses for the reporting period. Actual results could differ from those estimates.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Trust recognizes an impairment loss. Measurement of an impairment loss for long-lived assets and identifiable intangibles that the Trust expects to hold and use is based on the fair value of the asset. Long-lived assets and certain identifiable intangibles to be disposed of are generally reported at the lower of carrying amount or fair value less the cost to sell.

INCOME TAXES

The Trust files a consolidated federal income tax return which includes operations of all 80% or more owned subsidiaries. It voluntarily terminated its qualification as a real estate investment trust under the Internal Revenue Code during fiscal 1978.

The Trust uses an asset and liability approach in accounting for income taxes. Deferred income taxes are recorded using currently enacted tax laws and rates. To the extent that realization of deferred tax assets is more likely than not, such assets are recognized.


NET INCOME (LOSS) PER COMMON SHARE

Net income (loss) per common share is determined by dividing net income (loss), after deducting preferred share dividend requirements, by the weighted average number of common shares outstanding during the year. For fiscal years 1997, 1996 and 1995, the weighted average number of shares used in the calculation was 4,826,910.

RECLASSIFICATIONS

Certain reclassifications have been made to the consolidated financial statements for the years ended September 30, 1996 and 1995 to conform with the presentation used for the year ended September 30, 1997.

ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED

SFAS No. 129, "Disclosure of Information about Capital Structure" ("SFAS 129") establishes standards for disclosing information about an entity's capital structure. SFAS 129 supersedes capital structure disclosure requirements found in previous accounting pronouncements and consolidates them into one statement for ease of retrieval and greater visibility for non-public entities. SFAS 129 is effective for financial statements for periods ending after December 15, 1997. Because SFAS 129 addresses only disclosure related issues, its adoption will not have an impact on the Trust's financial condition or its results of operations.

SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130") was issued in June 1997 and establishes accounting standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 also requires an enterprise to classify items of other comprehensive income by their nature in a financial statement and to display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS 130 will not have an impact on the Trust's financial condition or its results of operations.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), was also issued in June 1997. SFAS 131 establishes accounting standards for the way business enterprises report information about operating segments in annual and interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 requires that a business enterprise report financial and descriptive information, including profit or loss, certain specific revenue and expense items, and segment assets, about its reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997. Because SFAS 131 addresses only disclosure related issues, its adoption will not have an impact on the Trust's financial condition or its results of operations.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - REAL ESTATE TRUST

CASH EQUIVALENTS

The Real Estate Trust considers all highly liquid, temporary investments with an original maturity of three months or less to be cash equivalents.

PROPERTIES

Income-producing properties are stated at the lower of depreciated cost (except those which were acquired through foreclosure or equivalent proceedings, the carrying amounts of which are based on the lower of cost or fair value at the time of acquisition) or net realizable value.

Interest, real estate taxes and other carrying costs are capitalized on projects under construction. Once construction is completed and the assets are placed in service, rental income, direct operating expenses, and depreciation associated with such properties are included in current operations. The Real Estate Trust considers a project to be substantially complete and held available for occupancy upon completion of tenant improvements, but no later than one year from the cessation of major construction activity. Substantially completed portions of a project are accounted for as separate projects. Expenditures for repairs and maintenance are charged to operations as incurred.

Depreciation is calculated using the straight-line method and estimated useful lives of 31.5 to 47 years for buildings and up to 20 years for certain other improvements. Tenant improvements are amortized over the lives of the related leases using the straight-line method.

INCOME RECOGNITION

The Real Estate Trust derives room and other revenues from the operations of its hotel properties. The Real Estate Trust derives rental income under noncancelable long-term leases from tenants at its commercial properties.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents

The carrying amount approximates fair value because of the short-term maturity of these instruments.

Liabilities

The carrying amount of mortgage notes payable and notes payable - secured approximates their fair value since most of the debt has been financed in recent periods at prevailing market interest rates. The fair value of Notes payable - unsecured is based on the rates currently offered by the Real Estate Trust for similar notes. At September 30, 1997 and 1996 the fair value of Notes payable - unsecured was $47.9 and $43.8 million, respectively.

C. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - THE BANK

The Bank is a federally chartered and federally insured stock savings bank and, as such, is subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision ("OTS") and by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is principally engaged in the business of attracting deposits from the public and using such deposits, together with borrowings and other funds, to make loans secured by real estate, primarily residential mortgage loans, and various types of consumer loans, primarily credit card and automobile loans. The Bank's principal deposit market is the Washington, D.C. metropolitan area.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest - bearing deposits, federal funds sold and securities purchased under agreements to resell.

Regulation D of the Federal Reserve Act requires the Bank to maintain reserves in the form of cash and deposits at the Federal Reserve Bank. The total average reserve balances maintained by the Bank, which consisted primarily of cash, were $114.6, $105.2, and $87.8 million during the years ended September 30, 1997, 1996, and 1995, respectively.

LOANS HELD FOR SALE

The Bank engages in mortgage banking activities. At September 30, 1997 and 1996, loans held for sale are composed of single-family residential loans originated or purchased for sale in the secondary market and are carried at aggregate cost which is lower than aggregate market value. Single-family residential loans held for sale will either be sold or will be exchanged for mortgage-backed securities and then sold. Gains and losses on sales of whole loans held for sale are determined using the specific identification method. See "Trading Securities."

LOANS HELD FOR SECURITIZATION AND SALE

The Bank periodically securitizes and sells certain pools of loan receivables in the public and private markets. These securitizations are recorded as sales. Gains on the sale of loans are limited to amounts related to loans existing at the date of sale and do not include amounts related to loans expected to be sold during any future reinvestment period.

Loans held for securitization and sale are the lesser of loans eligible for securitization or loans that management contemplates to securitize within six months. Such loans held for securitization and sale are reported at the lower of aggregate cost or aggregate market value for each asset type.

INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

The Bank classifies its investment and mortgage-backed securities as either "held-to-maturity," "available-for-sale" or "trading" at the time such securities are acquired. Prior to fiscal 1995, the Bank classified all of its investment and mortgage-backed securities as available-for-sale.

During fiscal 1995, the Bank transferred all of its investment securities and mortgage-backed securities previously classified as available-for-sale to held-to-maturity. These securities were transferred at their fair value. Net unrealized holding losses, net of the related income tax effect, amounting to $3.5 million as of the date of the transfer, and $493,000 as of September 30, 1997, continue to be reported as a separate component of stockholders' equity and are being amortized to income over the remaining lives of the securities using the level-yield method. All investment securities and mortgage-backed securities are classified as held-to-maturity at September 30, 1997 and 1996.

Premiums and discounts on investment securities and mortgage-backed securities are amortized or accreted using the level-yield method. Realized gains and losses are determined using the specific identification method.

TRADING SECURITIES

As part of its mortgage banking activities, the Bank exchanges loans held for sale for mortgage-backed securities and then sells the mortgage-backed securities, which are classified as trading securities, to third party investors in the month of issuance. Proceeds from sales of trading securities were $430.9, $363.4 and $239.1 million during the years ended September 30, 1997, 1996 and 1995, respectively. The Bank realized net gains of $1.2 and $1.2 million on the sales of trading securities for the years ended September 30, 1997 and 1996, respectively. The Bank realized net losses of $600,000 on the sales of trading securities for the year ended September 30, 1995. Gains and losses on sales of trading securities are determined using the specific identification method. There were no mortgage securities classified as trading securities at September 30, 1997 and 1996.

At September 30, 1997, the Bank held one automobile loan-backed security in the amount of $7.9 million, which was classified as trading. Such security was established in conjunction with an automobile loan securitization transaction and represents a separate class of certificates, all of which was retained by the Bank. See Note 14.

LOAN ORIGINATION AND COMMITMENT FEES

Nonrefundable loan fees, such as origination and commitment fees, and incremental loan origination costs relating to loans originated or purchased are deferred. Net deferred fees (costs) related to loans held for investment are amortized over the life of the loan using the level-yield or straight-line method. Net fees (costs) related to loans held for sale are deferred until such time as the loan is sold, at which time the net deferred fees (costs) become a component of the gain or loss on sale.

CREDIT CARD FEES AND COSTS

Credit card membership fees are deferred and recognized as income on a straight-line basis over the period the fee entitles the cardholder to use the card, which is one year. Credit card origination costs are deferred and recognized as a reduction of income on a straight-line basis over the privilege period which is generally one year.

IMPAIRED LOANS

A loan is considered impaired when, based on all current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the agreement, including all scheduled principal and interest payments. Such impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate or, as a practical expedient, impairment may be measured based on the loan's observable market price, or, if the loan is collateral-dependent, the fair value of the collateral. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Loans for which foreclosure is probable continue to be accounted for as loans. Certain credit card loans for which customers have agreed to modified payment terms are also classified as impaired loans.

Each impaired real estate loan is evaluated individually to determine the income recognition policy. Generally, payments received are applied in accordance with the contractual terms of the note or as a reduction of principal. Interest income on impaired credit card loans is recognized using the current interest rate of the loan and the accrual method. Interest income continues to accrue on delinquent credit card loans until such loan is either paid or charged off.

At September 30, 1997 and 1996, the Bank had two impaired real estate loans with aggregate book values of $1.0 and $1.3 million, respectively, before the related allowance for losses of $545,000 and $364,000, respectively. At September 30, 1997, the Bank had impaired credit card loans with a carrying value of $116.9 million, before the related allowance for losses of $18.9 million. At September 30, 1996, the Bank had impaired credit card loans with a carrying value of $55.9 million, before the related allowance for losses of $4.0 million. The average recorded investment in impaired credit card and real estate loans for the years ended September 30, 1997, 1996 and 1995 was $99.0, $49.8, and $33.5 million, respectively. The Bank recognized interest income of $13.1, $7.3, and $5.3 million on its impaired loans for the years ended September 30, 1997, 1996 and 1995, respectively.

TROUBLED DEBT RESTRUCTURINGS

At September 30, 1997 and 1996, the Bank had $11.9 and $13.6 million, respectively, of loans accounted for as troubled debt restructurings, all of which were performing loans. At September 30, 1997, the Bank had commitments to lend $85,000 of additional funds on loans which have been restructured.

ALLOWANCES FOR LOSSES

Management reviews the loan, real estate held for investment and real estate held for sale portfolios to establish allowances for estimated losses. The allowances for losses are reviewed periodically, and allowances are provided after consideration of the borrower's financial condition and/or the estimated value of collateral or real estate, including estimated selling and holding costs. Allowances are also provided by management after considering such factors as the economy in lending areas, delinquency statistics, past loss experience and estimated future losses.

The allowances for losses are based on estimates, and ultimate losses may vary from current estimates. As adjustments to the allowances become necessary, provisions for losses are reported in operations in the periods they are determined to be necessary.

ACCRUED INTEREST RECEIVABLE ON LOANS

Loans, other than credit card loans, are reviewed on a monthly basis and are placed on non-accrual status when, in the opinion of management, the full collection of principal or interest has become unlikely. Uncollectible accrued interest receivable on non-accrual loans is charged against current period interest income.

Effective June 30, 1997, the Bank conformed its reporting practices for credit card loans to that of most credit card issuers and has excluded credit card loans from non-performing assets. Credit card loans are not placed on non-accrual status, but continue to accrue interest until the loan is either paid or charged-off.

REAL ESTATE HELD FOR INVESTMENT OR SALE

Real Estate Held for Investment

At September 30, 1997 and 1996, real estate held for investment consists of developed land owned by one the Bank's subsidiaries. Real estate held for investment is carried at the lower of aggregate cost or net realizable value. See Note 12.

Real Estate Held for Sale

Real estate held for sale consists of real estate acquired in settlement of loans ("REO") and is carried at the lower of cost or fair value. Costs relating to the development and improvement of property, including interest, are capitalized, whereas costs relating to the holding of property are expensed. Capitalized interest amounted to $2.2, $3.5 and $4.5 million for the years ended September 30, 1997, 1996 and 1995, respectively.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method which allocates the cost of the applicable assets over their estimated useful lives. Major improvements and alterations to office premises and leaseholds are capitalized. Leasehold improvements are amortized over the shorter of the terms of the respective leases (including renewal options that are expected to be exercised) or 20 years. Maintenance and repairs are charged to operating expenses as incurred.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is stated net of accumulated amortization and is being amortized using the straight-line method generally over a period of 15 years. At September 30, 1997 and 1996, goodwill totaled $1.1 and $2.4 million, respectively. During fiscal 1997, the Bank purchased approximately $138.0 million of home equity loans. The amount of the premium attributable to the value of the home equity relationships has been included in goodwill and other intangible assets in the Consolidated Balance Sheets. This premium is being amortized over the estimated lives of the underlying loans. Other intangible assets totaled $7.7 million at September 30, 1997. Accumulated amortization of goodwill and other intangible assets was $37.8 and $35.1 million at September 30, 1997 and 1996, respectively.

SERVICING ASSETS

Effective January 1, 1997, the Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 125 ("SFAS 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," (described below under the caption "Adoption of Recently Issued Accounting Standards") which supersedes, but generally retains, the requirements of SFAS No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122"). Both statements require that entities that acquire servicing assets through either purchase or origination of loans and sell or securitize those loans with servicing assets retained must allocate the total cost of the loans to the servicing assets and the loans (without the servicing assets) based on their relative fair values.

Servicing assets, which are stated net of accumulated amortization, are amortized in proportion to the remaining net servicing revenues estimated to be generated by the underlying loans. Amortization of these assets amounted to $9.0, $7.8 and $2.2 million for the years ended September 30, 1997, 1996 and 1995, respectively. Accumulated amortization was $56.7 and $47.7 million at September 30, 1997 and 1996, respectively. During fiscal 1997, 1996 and 1995, the Bank recorded $15.8, $16.1 and $16.3 million respectively, of servicing assets related to the sale and/or securitization of loans.

The Bank periodically evaluates its servicing assets for impairment based upon fair value. For purposes of evaluating impairment, the Bank stratifies its servicing assets taking into consideration relevant risk characteristics including loan type, note rate and date of acquisition. To the extent the carrying value of servicing assets exceeds the fair value of such assets, a valuation allowance is recorded. The aggregate fair value of servicing assets at September 30, 1997 was $46.0 million.

Activity in the valuation allowance for servicing assets is summarized as follows. No valuation allowances were recorded during fiscal 1995.


                                               Year Ended
                                              September 30,
                                   -----------------------------------
(In thousands)                           1997                1996
--------------------------------   ---------------     ---------------
Balance at beginning of year       $        3,142      $          -
Additions charged / (reductions)
    credited to loan expenses              (2,013)              3,142
                                   ---------------     ---------------
Balance at end of year             $        1,129      $        3,142
                                   ===============     ===============

During fiscal 1996, the Bank sold $947,000 of rights to service mortgage loans with principal balances of $59.7 million, which were originated by the Bank in connection with its mortgage banking activities. In fiscal 1995, the Bank sold the rights to service mortgage loans with principal balances of $148.1 million, which were originated by the Bank in connection with its mortgage banking activities, and recognized a gain of $1.4 million. There were no sales of rights to service mortgage loans during fiscal 1997.

INTEREST-ONLY STRIPS

Upon the Bank's adoption of SFAS 125, effective January 1, 1997, previously recognized excess spread assets were reclassified as interest-only strips. Interest-only strips represent rights to certain future net cash flows from securitized assets that are available after all expenses of the transaction have been paid ("residual cash flow"). Interest-only strips are amortized using the effective yield method over the estimated lives of the underlying loans. Amortization of these assets amounted to $26.1 million for the nine months ended September 30, 1997. Accumulated amortization was $129.2 million at September 30, 1997. Interest-only strips capitalized in the nine months ended September 30, 1997 of $80.1 million were related to the securitization and sale of credit card, home equity, automobile and home loan receivables. See Note 14.

Prior to January 1, 1997, when loans (other than credit card) were sold with the residual cash flow retained by the Bank, the net present value of such residual cash flow was recorded as an adjustment to the sales price of the loans. See "Accounting Standards Issued but not yet Adopted." Estimated future losses were deducted in the computation of such residual cash flows. The resulting excess spread assets were amortized using the level-yield ("interest") method over the estimated lives of the underlying loans. Amortization of these assets amounted to $4.9, $17.8 and $14.5 million for the three months ended December 31, 1996 and for the years ended September 30, 1996 and 1995, respectively. Accumulated amortization was $103.2 and $98.3 million at December 31, 1996 and September 30, 1996, respectively. Excess spread assets capitalized in the three months ended December 31, 1996 and in fiscal 1996 and 1995 of $14.0, $34.7 and $15.0 million, respectively, were the result of the residual cash flow retained upon the securitization and sale of home equity credit line, automobile and home loan receivables.

SFAS 125 requires a periodic assessment of the carrying value of interest-only strips. Because these assets can be contractually prepaid or otherwise settled such that the Bank would not recover substantially all of its recorded investment, the assets are being measured like available-for-sale securities or trading securities, under SFAS No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities." At September 30, 1997, the Bank accounted for its interest-only strips as trading securities, and accordingly carries them at fair value.

The Bank estimates the fair value of the interest-only strips on a discounted cashflow basis using appropriate discount rates. Adjustments to the fair market value are recognized as unrealized gains or losses. Unrealized gains in the aggregate amount of $7.0 million, are included in the Consolidated Statements of Operations and represent the September 30, 1997 adjustment on the interest-only strips related to the credit card securitized assets.

DERIVATIVE FINANCIAL INSTRUMENTS

The Bank uses various strategies to minimize interest-rate risk, including interest-rate cap agreements and forward sale or purchase commitments. Premiums paid for interest-rate cap agreements are included in other assets in the Consolidated Balance Sheets and are amortized to expense over the terms of the interest-rate caps on a straight-line basis. Funds payable to the Bank are recognized as income in the month such funds are earned. At September 30, 1997 and 1996, unamortized premiums amounted to $3.1 and $6.2 million, respectively. Gains and losses on forward sale or purchase commitments are deferred and recorded as a component of the gain on sales of loans at the time the forward sale or purchase commitment matures. See Note 26. The Bank does not hold any derivative financial instruments for trading purposes.

ADOPTION OF RECENTLY ISSUED ACCOUNTING STANDARDS

Effective January 1, 1997, the Bank adopted SFAS 125. Among other things, SFAS 125 requires that, upon the transfer of assets, an entity recognize the financial and servicing assets it controls and the liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. Under SFAS 125, a transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. SFAS 125 requires that liabilities and derivatives incurred or obtained by transferors as part of a transfer of financial assets be initially measured at fair value, if practicable. It also requires that servicing assets and other retained interests in the transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interests, if any, based on their relative fair values at the date of the transfer. As a result of the adoption of SFAS 125, the Bank recognized gains of $33.1 million during fiscal 1997 (of which a portion represents the unrealized gains recognized), upon the securitization and sale of credit card receivables based upon the estimated fair value of the expected cash flows to be generated by the underlying receivables.

Under SFAS 125, the Bank records a gain on the securitization and sale of credit card receivables based on the estimated fair value of assets obtained and liabilities incurred in the sale. The gain recognized at the time of the sale principally represents the estimated fair value of the interest-only strip retained reduced by the estimated fair value of future losses. During the revolving period of each transaction, gains are recorded on the sale of new receivables to the trusts to replenish the investors' interest in trust receivables. See Note 14.

Prior to January 1, 1997, no gain or loss was recorded on the securitization and sale of credit card receivables; rather, loan servicing fees were recognized over the life of the transaction when earned.

SFAS 125 amends and extends to all servicing assets and liabilities the accounting standards for mortgage servicing rights now in SFAS 65, and supersedes, but generally retains, the requirements of SFAS 122. Except for the effects on the Bank's credit card securitization program, the impacts of SFAS 125 are not material to the Bank's other lending and servicing activities.

1.  LIQUIDITY AND CAPITAL RESOURCES - REAL ESTATE TRUST

Historically, the Real Estate Trust's total cash requirements have exceeded the cash generated by its operations. As described below, this condition persisted in 1997 and is expected to continue for the foreseeable future. The Real Estate Trust's internal sources of funds, primarily cash flow generated by its income-producing properties, generally have been sufficient to meet its cash needs other than the repayment of principal on outstanding debt, including outstanding Unsecured Notes sold to the public, the payment of interest on the Senior Secured Notes (as defined below), and the payment of capital improvement costs. In the past, the Real Estate Trust funded such shortfalls through a combination of external funding sources, primarily new financings (including the sale of Unsecured Notes), refinancings of maturing mortgage debt, asset sales and tax sharing and dividend payments from the Bank.

The Real Estate Trust's ability to meet its liquidity needs, including debt service payments in fiscal 1998 and subsequent years, will depend in significant part on its receipts of tax sharing payments and dividends from the Bank. The availability and amount of dividends and tax sharing payments in future periods, is dependent upon, among other things, the Bank's operating performance and income, regulatory restrictions on such payments and (in the case of tax sharing payments) the continued consolidation of the Bank and the Trust for federal income tax purposes.

The Real Estate Trust believes that the financial condition and operating results of the Bank in recent periods, as well as the Bank's board resolution adopted in connection with the release of its written agreement with the OTS should enhance prospects for the Real Estate Trust to receive tax sharing payments and dividends from the Bank. During fiscal 1997, the Bank made tax sharing payments totalling $9.8 million and dividend payments totalling $7.2 million to the Real Estate Trust. During fiscal 1996 and fiscal 1995, the Bank made tax sharing payments of $25.0 and $20.5 million, respectively, to the Real Estate Trust. During fiscal 1996, the Bank made dividend payments of $6.8 million to the Real Estate Trust. No dividends were paid in fiscal 1995.

In recent years, the operations of the Trust have generated net operating losses while the Bank has reported net income. It is anticipated that the Trust's consolidation of the Bank's operations into the Trust's federal income tax return will result in the use of the Trust's net operating losses to reduce the federal income taxes the Bank would otherwise owe. If in any future year, the Bank has taxable losses or unused credits, the Trust would be obligated to reimburse the Bank for the greater of (i) the tax benefit to the group using such tax losses or unused tax credits in the group's consolidated federal income tax returns or (ii) the amount of tax refund which the Bank would otherwise have been able to claim if it were not being included in the consolidated federal income tax return of the group.

The Real Estate Trust is currently selling Unsecured Notes, with maturities ranging from one to ten years, primarily to provide funds to repay maturing Unsecured Notes. To the degree that the Real Estate Trust does not sell new Unsecured Notes in an amount sufficient to finance completely the scheduled repayment of outstanding Unsecured Notes as they mature, it will finance such repayments from other sources of funds.

In fiscal 1994, the Real Estate Trust refinanced a significant portion of its outstanding secured indebtedness with the proceeds of the issuance of $175.0 million aggregate principal amount of 11 5/8% Senior Secured Notes due 2002 (the "Senior Secured Notes"). See Note 4. The Indenture pursuant to which the Senior Secured Notes were issued contains convenants that, among other things, restrict the ability of the Trust and/or its subsidiaries (excluding, in most cases, the Bank and the Bank's subsidiaries) to incur additional indebtedness, make investments, sell assets or pay dividends and make other distributions to holders of the Trust's capital stock.

Through September 30, 1997, the Trust purchased either in the open market or through dividend reinvestment 1,810,104 shares of common stock of Saul Centers, Inc. (representing 14.7% of such company's outstanding common stock). Most of these shares have been deposited with the Trustee for the Senior Secured Notes to satisfy in part the collateral requirements for those securities, thereby permitting release to the Trust of a portion of the cash on deposit with the Trustee.

In fiscal 1995, the Real Estate Trust established a $15.0 million secured revolving credit line with an unrelated bank. This facility is for a two-year period and may be extended for additional one-year terms. Interest is computed by reference to a floating rate index. At September 30, 1997, the Trust had pledged as collateral for this credit line approximately 30.5% of its investment in Saul Holdings. At that date there were no borrowings under the facility and based on the collateral pledged, unrestricted availability was $10.0 million.

In fiscal 1996, the Real Estate Trust established an $8.0 million secured revolving credit line with an unrelated bank. This facility is for a one-year term, after which any outstanding loan amount amortizes over a two-year period. Interest is computed by reference to a floating rate index. During fiscal 1997, the line of credit was increased to $10.0 million. At September 30, 1997, the Trust had pledged as collateral for this credit line approximately 14.5% of its investment in Saul Holdings. At that date there were no borrowings under the facility and based on the collateral pledged, unrestricted availability was $4.8 million.

During fiscal 1997, the Real Estate Trust refinanced two hotel and three office properties with five-year floating rate debt. After payment of all financing costs, the Real Estate Trust received net proceeds of approximately $11.0 million.

As the owner, directly and through a wholly owned subsidiary, of a 21.5% limited partnership interest in Saul Holdings Limited Partnership, the Real Estate Trust shares in cash distributions from operations and from capital transactions involving the sale of properties. See Note 2. The partnership agreement provides for quarterly cash distributions to the partners out of net cash flow. During each of the fiscal years 1995 - 1997, the Real Estate Trust received distributions in the amount of $5.5 million from Saul Holdings Limited Partnership.

During the third quarter of fiscal 1997, the Real Estate Trust commenced development of a 46,000 square foot single-story office research and development building on 3.2 acres of its Avenel Business Park land parcel located in Gaithersburg, Maryland. The project is 50% pre-leased. Construction is expected to be completed by December 1997 and leasing by mid-year 1998. The Real Estate Trust has obtained a construction/permanent loan which is expected to cover all costs except for the land and fees to related parties. See Note 7.

In September 1997, the Real Estate Trust commenced development of a 95-unit extended stay lodging facility located on a 2.7 acre parcel adjacent to its Hampton Inn and Holiday Inn in Sterling, Virginia. The new facility will be franchised as a TownePlace Suites by Marriott and is expected to be completed by July 1998. The Real Estate Trust has obtained a construction loan which is expected to cover all costs except for the land, fees to related parties, taxes and insurance. See Note 7.

In September 1997, the Real Estate Trust entered into a contract to purchase a 308-room Holiday Inn located in Arlington, Virginia, near Washington National Airport and the Real Estate Trust's Howard Johnson Hotel. The purchase price is $25.8 million and settlement is projected for December 1997. The Real Estate Trust has obtained a lenders' commitment in the amount of $53 million which will provide funds for the new acquisition and the refinancing of five other hotels in the Real Estate Trust's portfolio. The six new loans will have a 15 year term, a fixed interest rate of 7.9%, and amortization based on a 25 year schedule.

While the Real Estate Trust's ability to satisfy its liquidity requirements is contingent on future events, which include the sale of new Unsecured Notes in amounts sufficient to finance most of the scheduled maturities of outstanding Unsecured Notes and the Bank's ability to pay tax sharing payments and dividends, the Real Estate Trust believes it will be able to consummate the transactions described above as well as explore other financing opportunities in order to raise sufficient proceeds to fund its liquidity requirements.

2.  SAUL HOLDINGS LIMITED PARTNERSHIP - REAL ESTATE TRUST

In fiscal 1993, the Real Estate Trust entered into a series of transactions undertaken in connection with an initial public offering of common stock of a newly organized corporation, Saul Centers, Inc. ("Saul Centers"). The Real Estate Trust transferred its 22 shopping centers and one of its office properties together with the debt associated with such properties to a newly formed partnership, Saul Holdings Limited Partnership ("Saul Holdings"), in which the Real Estate Trust owns (directly or through one of its wholly owned subsidiaries) a 21.5% interest, other entities affiliated with the Real Estate Trust own a 5.5% interest, and Saul Centers owns a 73.0% interest. B. Francis Saul II, Chairman of the Board of Trustees of the Trust, is also Chairman of the Board of Directors and Chief Executive Officer of Saul Centers, which is the sole general partner of Saul Holdings. As of September 30, 1997, the Real Estate Trust had pledged 36% of its interest in Saul Holdings to the Bank related to payments under the Tax Sharing Agreement.

In connection with the transfer of its properties to Saul Holdings, the Real Estate Trust was relieved of approximately $196 million in mortgage debt and deferred interest. Pursuant to a reimbursement agreement among the partners of Saul Holdings and its subsidiary limited partnerships (collectively, the "Partnerships"), the Real Estate Trust and its subsidiaries that are partners in the Partnerships have agreed to reimburse Saul Centers and the other partners in the event the Partnerships fail to make payments with respect to certain portions of the Partnerships' debt obligations and Saul Centers or any such other partners personally make payments with respect to such debt obligations. At September 30, 1997, the maximum potential obligations of the Real Estate Trust and its subsidiaries under this agreement totaled approximately $115.5 million.

The fair market value of each of the properties contributed to the Partnerships by the Real Estate Trust at the date of transfer (the FMV of each such property) exceeded the tax basis of such property (with respect to each property, such excess is referred to as the FMV-Tax Difference). In the event Saul Centers, as general partner of the Partnerships, causes the Partnerships to dispose of one or more of such properties, a disproportionately large share of the total gain for federal income tax purposes would be allocated to the Real Estate Trust or its subsidiaries. In general, if the gain recognized by the Partnerships on a property disposition is less than or equal to the FMV-Tax Difference for such property (as previously reduced by the amounts of special tax allocations of depreciation deductions to the partners), a gain equal to the FMV-Tax Difference (as adjusted) will be allocated to the Real Estate Trust. To the extent the gain recognized by the Partnerships on the property disposition exceeds the FMV-Tax Difference (as adjusted), such excess generally will be allocated among all the partners in Saul Holdings based on their relative percentage interests. In general, the amount of gain allocated to the Real Estate Trust in the event of such a property disposition is likely to exceed, perhaps substantially, the amount of cash, if any, distributable to the Real Estate Trust as a result of the property disposition. In addition, future reductions in the level of the Partnerships' debt, or any release of the guarantees of such debt by the Real Estate Trust, could cause the Real Estate Trust to have taxable constructive distributions without the receipt of any corresponding amounts of cash. Currently, management does not intend to seek a release of or a reduction in the guarantees or to convert its limited partner units in Saul Holdings into shares of Saul Centers common stock.

At the date of transfer of the Real Estate Trust properties to Saul Holdings, liabilities exceeded assets transferred by approximately $104.3 million on an historical cost basis. The assets and liabilities were recorded by Saul Holdings and Saul Centers at their historical cost rather than market value because of affiliated ownership and common management and because the assets and liabilities were the subject of the business combination between Saul Centers and Saul Holdings, newly formed entities with no prior operations.

Immediately subsequent to the business combination and initial public offering of common stock by Saul Centers, Saul Centers had total owners' equity of approximately $16.4 million of which approximately $3.5 million related to the Real Estate Trust's 21.5% ownership interest. Recognition by the Real Estate Trust of the change in its investment in the properties of approximately $107.8 million has been deferred due to the Real Estate Trust's guarantee of $115.5 million under the Saul Centers reimbursement agreement. The deferred gain of $107.8 million is included in "Deferred gains - real estate" in the financial statements. The gain will be recognized in future periods to the extent the Real Estate Trust's obligations are terminated under the reimbursement agreement.

The management of Saul Centers has adopted a strategy of maintaining a ratio of total debt to total asset value, as estimated by management, of fifty percent or less. The management of Saul Centers has concluded at September 30, 1997 that the total debt of Saul Centers remains below fifty percent of total asset value. As a result, the management of the Real Estate Trust has concluded that fundings under the reimbursement agreement are remote.

In addition to the deferred gains, as of September 30, 1997, the Real Estate Trust's investment in the consolidated entities of Saul Centers, which is accounted for under the equity method, consisted of the following.

(In thousands)
------------------------------------------------------------------------------


Saul Holdings:
  Distributions in excess of allocated net income                    $ (6,656)

Saul Centers:
  Acquisition of common shares                                         29,030
  Distributions in excess of allocated net income                      (3,731)
                                                                   -----------

Total                                                                $ 18,643
                                                                   ===========

The $18.6 million balance is included in "Other assets" in the financial statements.

As of September 30, 1997, the Real Estate Trust, through its partnership interest in Saul Holdings and its ownership of common shares of Saul
Centers, effectively owns 31.8% of the consolidated entities of Saul Centers. Most of these shares and/or units have been deposited as collateral for the Senior Secured Notes and the Trust's revolving lines of credit. See Note 4.

The Condensed Consolidated Balance Sheet at September 30, 1997 and 1996, and the Condensed Consolidated Statements of Operations for the twelve-month periods ended September 30, 1997, 1996 and 1995 of Saul Centers follow.

Saul Centers, Inc.
Condensed Consolidated Balance Sheets (Unaudited)

                                                            September 30,
                                                     -------------------------
(In thousands)                                            1997         1996
                                                     ------------ ------------
Assets
    Real estate investments                            $ 346,253    $ 335,137
    Accumulated depreciation                            (102,186)     (99,349)
    Other assets                                          25,182       33,986
                                                     ------------ ------------
Total assets                                           $ 269,249    $ 269,774
                                                     ============ ============

Liabilities and stockholders' equity (deficit)
    Notes payable                                      $ 283,370    $ 276,981
    Other liabilities                                     16,184       15,583
                                                     ------------ ------------
    Total liabilities                                    299,554      292,564
    Total stockholders' equity (deficit)                 (30,305)     (22,790)
                                                     ------------ ------------
Total Liabilities and stockholders' equity (deficit)   $ 269,249    $ 269,774
                                                     ============ ============

Saul Centers, Inc.
Condensed Consolidated Statements of Operations (Unaudited)

                                       For the Twelve Months Ended September 30
                                         --------------------------------------
(In thousands)                               1997         1996         1995
                                         ------------ ------------ ------------
Revenue
    Base rent                               $ 51,157     $ 49,646     $ 46,606
    Other revenue                             15,613       13,727       14,173
                                         ------------ ------------ ------------
Total revenue                                 66,770       63,373       60,779
                                         ------------ ------------ ------------

Expenses
    Operating expenses                        14,624       14,407       13,703
    Interest expense                          19,404       18,200       17,271
    Amortization of deferred debt expense      2,286        2,921        2,254
    Depreciation and amortization             10,839       10,978        9,996
    General and administrative                 3,250        3,071        2,967
                                         ------------ ------------ ------------
Total expenses                                50,403       49,577       46,191
                                         ------------ ------------ ------------
Operating income                              16,367       13,796       14,588
Non-operating item
    Sales of interest rate protection
        agreements                              (972)          --           --
                                         ------------ ------------ ------------
Net income before extraordinary
    item and minority interest                15,395       13,796       14,588
Extraordinary item - loss on early
    extinguishment of debt                      (956)        (998)          --
                                         ------------ ------------ ------------
Net income before minority interest           14,439       12,798       14,588
Minority interest                             (6,854)      (6,852)      (6,855)
                                         ------------ ------------ ------------
Net income                                   $ 7,585      $ 5,946      $ 7,733
                                         ============ ============ ============

3.  INVESTMENT PROPERTIES - REAL ESTATE TRUST

The following table summarizes the cost basis of income-producing properties and land parcels together with their related debt.

                                      Buildings
                                         and        Leasehold          Related
(Dollars in thousands) No.  Land     Improvements   Interests  Total     Debt
---------------------- --- ------- ---------------- --------- -------- --------
September 30, 1997:
Income-producing
  properties
    Hotels             10  $10,843 $        117,714 $      -- $128,557 $ 82,914
    Commercial          7    4,469          105,159        --  109,628   79,597
    Other               6    3,075            1,041       149    4,265       --
                       --- ------- ---------------- --------- -------- --------
                       23  $18,387 $        223,914 $     149 $242,450 $162,511
                       === ======= ================ ========= ======== ========

Land Parcels           10  $42,160 $             -- $      -- $ 42,160 $ 19,201
                       === ======= ================ ========= ======== ========

September 30, 1996:
Income-producing
  properties
    Hotels              9  $  9,662 $       111,755 $      -- $121,417 $ 75,654
    Commercial          7     4,469         102,027        --  106,496   77,888
    Other               7     3,575             991       149    4,715       --
                       --- -------- --------------- --------- -------- --------
                       23  $ 17,706 $       214,773 $     149 $232,628 $153,542
                       === ======== =============== ========= ======== ========

Land Parcels            9  $ 41,580 $            -- $      -- $ 41,580 $ 23,662
                       === ======== =============== ========= ======== ========

4.  DEBT - REAL ESTATE TRUST

Mortgage notes payable are secured by various income-producing properties and land parcels. Almost all mortgage notes are payable in monthly installments, have maturity dates ranging to 2009 and accrue interest at annual rates from 6.3% to 10.0%. Certain mortgages contain a number of restrictions, including cross default provisions.

Notes payable - unsecured includes notes which have been sold by the Real Estate Trust directly to investors at varying interest rates with maturities of one to ten years. These notes do not contain any provisions for conversion, sinking fund or amortization, but are subject to a provision permitting the Real Estate Trust to call them prior to maturity. The weighted average interest rates at September 30, 1997 and 1996 were 10.4%. During fiscal 1997 and 1996, the Real Estate Trust sold notes amounting to approximately $10.0 and $7.4 million, respectively.

On March 30, 1994, the Real Estate Trust issued $175.0 million aggregate principal amount of its Senior Secured Notes. The Senior Secured Notes are general obligations of the Real Estate Trust ranking pari passu with all other unsubordinated obligations of the Trust and are secured by a first priority perfected security interest in 80% (8,000 shares) of the issued and outstanding common stock of the Bank and by certain other assets of the Trust as described herein. After paying offering expenses of $8.9 million, third-party mortgage indebtedness of $74.1 million, and affiliate indebtedness of $8.9 million, the Real Estate Trust retained $83.1 million of the net proceeds of the offering for application to general corporate purposes, including a loan to an affiliate of $15.0 million. Of the remaining amount, approximately $25.8 million was deposited with the Trustee for the Senior Secured Notes to satisfy one of the initial collateral requirements with respect to such securities. This collateral requirement, which will remain in effect as long as any Senior Secured Notes are outstanding, is recalculated each calendar quarter based on the estimated amount of one year's interest payments on then outstanding Senior Secured Notes and Unsecured Notes and may be satisfied through deposits of cash or marketable securities. Concurrently with the application of the net proceeds of the offering to repay third-party mortgage indebtedness, the terms of certain of the mortgage loans repaid in part were modified to waive deferred interest, reduce interest rates and extend maturities. After the application of such net proceeds and the modification of such loans, the final maturity of loans with total balances of $111.1 million was 12 years and the final maturity of a loan with a balance of $15.1 million was 15 years. As of September 30, 1997, the Real Estate Trust was required to maintain deposits of $25.2 million and had deposited 1,535,104 shares of common stock of Saul Centers (See Note 1) with the Trustee for the Senior Secured Notes to satisfy in part the collateral requirements for those deposits. The common stock of Saul Centers is reflected in other assets in the accompanying balance sheets. The Senior Secured Notes may be redeemed in whole or in part at any time on or after April 1, 1998, subject to, among other things, prepayment premiums.

In fiscal 1995, the Real Estate Trust established a $15.0 million secured revolving credit line with an unrelated bank. This facility is for a two-year period and may be extended for one or more additional one-year terms. Interest is computed by reference to a floating rate index. At September 30, 1997, the Trust had pledged as collateral for this credit line approximately 30.5% of its investment in Saul Holdings. At that date there were no borrowings under the facility and based on the collateral pledged, unrestricted availability was $10.0 million.

In fiscal 1996, the Real Estate Trust established an $8.0 million secured revolving credit line with an unrelated bank. This facility is for a one-year term, after which any outstanding loan amount would amortize over a two-year period. Interest is computed by reference to a floating rate index. During fiscal 1997, the line of credit was increased to $10.0 million. At September 30, 1997, the Trust had pledged as collateral for this credit line approximately 14.5% of its investment in Saul Holdings. At that date there were no borrowings under the facility and based on the collateral pledged, unrestricted availability was $4.8 million.

The maturity schedule for the Real Estate Trust's outstanding debt at September 30, 1997 for the fiscal years commencing October 1, 1997 is set forth in the following table.

                            Debt Maturity Schedule
                                (In thousands)
-------------------------------------------------------------------------------
                                           Notes         Notes
  Fiscal                   Mortgage      Payable -     Payable -
   Year                      Notes        Secured      Unsecured      Total
------------              ------------  ------------  ------------  -----------
   1998                      $ 11,092       $    --       $ 7,610     $ 18,702
   1999                         9,736            --        16,079       25,815
   2000                        20,095            --         8,804       28,899
   2001                         9,790            --         4,165       13,955
   2002                        11,343       175,000         5,081      191,424
Thereafter                    118,148            --         4,894      123,042
                          ------------  ------------  ------------  -----------
   Total                    $ 180,204     $ 175,000      $ 46,633    $ 401,837
-------------------------------------------------------------------------------

Of the $180.2 million of mortgage debt outstanding at September 30, 1997, $137.1 million was nonrecourse to the Real Estate Trust.

5.  LONG-TERM LEASE OBLIGATIONS - REAL ESTATE TRUST

The Real Estate Trust has one noncancelable long-term lease which provides for periodic adjustments of the basic annual rent. This lease will expire in 2061. The minimum future rental commitments under this lease amount to $101,000 per year for the next five fiscal years; thereafter, the total commitment is $5.8 million.

The Real Estate Trust paid minimum ground rent expense of $101,000 each year in fiscal 1997, 1996 and 1995. In addition to the minimum ground rent payments, real estate taxes on the land are an obligation of the Real Estate Trust.

6.  INCOME FROM COMMERCIAL PROPERTIES - REAL ESTATE TRUST

Income from commercial properties consists of minimum rent arising from noncancelable commercial leases. Minimum rent for fiscal years 1997, 1996, and 1995 amounted to $19.7, $16.8 and $17.9 million, respectively. Future minimum rentals as of September 30, 1997 under noncancelable leases are as follows:

        Fiscal
         Year                                                (In thousands)
      ---------------------------------------------------------------------
         1998                                                   $ 18,817
         1999                                                     15,962
         2000                                                     12,247
         2001                                                      9,130
         2002                                                      6,184
      Thereafter                                                  12,281
      -------------------------------------------------------------------

7.  TRANSACTIONS WITH RELATED PARTIES - REAL ESTATE TRUST

TRANSACTIONS WITH B. F. SAUL COMPANY AND ITS SUBSIDIARIES

The Real Estate Trust is managed by B. F. Saul Advisory Company (the Advisor), a wholly-owned subsidiary of B. F. Saul Company ("Saul Co."). All of the Real Estate Trust officers and three Trustees of the Trust are also officers and/or directors of Saul Co. The Advisor is paid a fixed monthly fee which is subject to annual review by the Trustees. The monthly fee was $292,000 during the period October 1994 through September 1995, $301,000 during the period October 1995 through March 1996, $306,000 during the period April 1996 through September 1996, and $311,000 during the period October 1996 through September 1997. The advisory contract has been extended until September 30, 1998, and will continue thereafter unless canceled by either party at the end of any contract year. Certain loan agreements prohibit termination of this contract.

Saul Co. and Franklin Property Company ("Franklin"), a wholly-owned subsidiary of Saul Co., provide services to the Real Estate Trust through commercial property management and leasing, hotel management, development and construction management, and acquisitions, sales and financings of real property. Fees paid to Saul Co. and Franklin amounted to $5.1, $4.8 and $4.8 million in fiscal 1997, 1996 and 1995, respectively.

The Real Estate Trust reimburses the Advisor and Franklin for costs and expenses incurred on behalf of the Real Estate Trust, in-house legal expenses, and for all travel expenses incurred in connection with the affairs of the Real Estate Trust.

The Real Estate Trust pays the Advisor fees equal to 1% of the principal amount of the unsecured notes as they are issued to offset its costs of administering the program. These payments amounted to $102,000, $74,000 and $80,000 in fiscal 1997, 1996 and 1995, respectively.

A subsidiary of Saul Co. is a general insurance agency which receives commissions and countersignature fees in connection with the Real Estate Trust's insurance program. Such commissions and fees amounted to approximately $158,000, $152,000 and $158,000 in fiscal 1997, 1996 and 1995, respectively.

In April 1994 the Real Estate Trust made an unsecured loan to the Saul Company of $15.0 million bearing interest at 1/2 percent over prime and due on demand. In fiscal 1995 the loan balance was reduced to $12.7 million. In fiscal 1996 the Real Estate Trust made new loans aggregating $3.5 million to the Saul Company. During fiscal 1997 a curtail of $750,000 was paid by the Saul Company. At September 30, 1997 the total due the Real Estate Trust was $15.4 million. Interest accrued on these loans amounted to $1.4, $1.4 and $1.2 million during fiscal 1997, 1996 and 1995, respectively.

REMUNERATION OF TRUSTEES AND OFFICERS

For fiscal years 1997, 1996, and 1995, the Real Estate Trust paid the Trustees $89,000, $79,000 and $81,000, respectively, for their services. No compensation was paid to the officers of the Real Estate Trust for acting as such; however, one Trustee was paid by the Bank for his services as Chairman and Chief Executive Officer of the Bank, and four received payments for their services as directors of the Bank. Four of the Trustees and all of the officers of the Real Estate Trust receive compensation from Saul Co. as directors and/or officers.

LEGAL SERVICES

The law firm in which one of the Trustees is a partner received $0.3, $0.1 and $0.8 million, excluding expense reimbursements, during fiscal 1997, 1996, and 1995, respectively, for legal services to the Real Estate Trust and its wholly-owned subsidiaries.


SAUL HOLDINGS LIMITED PARTNERSHIP

The Real Estate Trust accounts for this investment under the equity method. The Real Estate Trust's share of earnings for fiscal 1997, 1996 and 1995 were $3.0, $2.7 and $3.1 million, respectively. See Note 2.

OTHER TRANSACTIONS

The Real Estate Trust leases space to the Bank and Franklin at two of its income-producing properties. Minimum rents and recoveries paid by these affiliates amounted to approximately $239,000, $143,000 and $55,000, in fiscal 1997, 1996 and 1995, respectively.

8. LOANS HELD FOR SECURITIZATION AND SALE - THE BANK

Loans held for securitization and sale are composed of the following:

                                                       September 30,
(In thousands)                                      1997          1996
---------------------------------------------  ------------  ------------
   Credit card                                 $     90,000  $    225,000
   Automobile                                        80,000       225,000
   Home equity                                       50,000            -
                                               ------------  ------------

   Total                                       $    220,000  $    450,000
                                               ============  ============
9. INVESTMENT SECURITIES - THE BANK

At September 30, 1997 and 1996, all investment securities are classified as held-to-maturity. Gross unrealized holding gains and losses on the Bank's investment securities at September 30, 1997 and 1996 are as follows:

                                           Gross       Gross
                                        Unrealized   Unrealized   Aggregate
                            Amortized     Holding      Holding      Fair
(In thousands)                Cost         Gains       Losses       Value
--------------------------- ---------   ----------   ----------   ---------
September 30, 1997
U.S. Government securities:
  Maturing within one year  $  4,998    $      14    $       -    $  5,012
                            =========   ==========   ==========   =========


                                           Gross       Gross
                                        Unrealized   Unrealized   Aggregate
                            Amortized     Holding      Holding      Fair
(In thousands)                Cost         Gains       Losses       Value
--------------------------- ---------   ----------   ----------   ---------
September 30, 1996
U.S. Government securities:
  Maturing within one year  $  4,822    $       3    $       -    $  4,825
  Maturing after one year,
   but within five years       4,996            -           (1)      4,995
                            ---------   ----------   ----------   ---------
Total U.S. Government
 securities                 $  9,818    $       3    $      (1)   $  9,820
                            =========   ==========   ==========   =========


There were no sales of investment securities during the years ended September 30, 1997, 1996 and 1995.

 10. MORTGAGE-BACKED SECURITIES - THE BANK

At September 30, 1997 and 1996, all mortgage-backed securities are classified as held-to-maturity. Gross unrealized holding gains and losses on the Bank's mortgage-backed securities at September 30, 1997 and 1996 are as follows:

                                 Gross       Gross
                               Unrealized  Unrealized  Aggregate
                               Amortized    Holding     Holding        Fair
(In thousands)                   Cost        Gains      Losses        Value
----------------------------- ----------- ----------- ----------- ------------
September 30, 1997
   FNMA                       $   333,563 $     1,425 $   (1,948) $   333,040
   FHLMC                          856,522       6,480     (2,835)     860,167
   Private label, AAA-rated       734,632           -     (4,828)     729,804
   Private label, AA-rated         60,990         666          -       61,656
                              ----------- ----------- ----------- ------------
     Total                    $ 1,985,707 $     8,571 $   (9,611) $ 1,984,667
                              =========== =========== =========== ============

                                 Gross       Gross
                               Unrealized  Unrealized  Aggregate
                               Amortized    Holding     Holding        Fair
(In thousands)                   Cost        Gains      Losses        Value
----------------------------- ----------- ----------- ----------- ------------
September 30, 1996
   FNMA                       $   432,527 $     2,253 $     (162) $   434,618
   FHLMC                          792,752       1,266     (2,802)     791,216
   Private label, AA-rated         81,138         866          -       82,004
                              ----------- ----------- ----------- ------------
      Total                   $ 1,306,417 $     4,385 $   (2,964) $ 1,307,838
                              =========== =========== =========== ============

There were no sales of mortgage-backed securities from the available-for-sale or the held-to-maturity portfolios during the years ended September 30, 1997, 1996 and 1995. See Summary of Significant Accounting Policies - The Bank - "Trading Securities."

Accrued interest receivable on mortgage-backed securities totaled $11.9 and $8.1 million at September 30, 1997 and 1996, respectively, and is included in other assets in the Consolidated Balance Sheets.

At September 30, 1997, certain mortgage-backed securities were pledged as collateral for Federal Home Loan Bank of Atlanta advances, other short-term borrowings and other recourse arrangements. See Notes 18, 19 and 26. Other mortgage-backed securities with a book value of $24.7 million were pledged as collateral primarily for credit card settlement obligations.

11. LOANS RECEIVABLE - THE BANK

Loans receivable is composed of the following:

                                                      September 30,
(In thousands)                                     1997           1996
---------------------------------------       -------------   ------------
Single-family residential                     $    747,070    $ 1,525,322
Home equity                                         44,088         32,052
Commercial real estate and multifamily              53,816         78,951
Real estate construction                            77,221         41,561
Ground                                              29,592         44,723
Commercial                                         152,483         85,372
Credit card                                        987,149        893,271
Automobile                                         137,111         72,560
Home improvement and related loans                  49,551         94,316
Overdraft lines of credit and
   other consumer                                   36,029         37,954
                                              -------------   ------------
                                                 2,314,110      2,906,082
                                              -------------   ------------

Less:
 Undisbursed portion of loans                      106,217         50,811
 Unearned discounts                                    449            836
 Net deferred loan origination costs                (2,475)       (14,055)
 Allowance for losses on loans                     105,679         95,523
                                              -------------   ------------
                                                   209,870        133,115
                                              -------------   ------------
   Total                                      $  2,104,240    $ 2,772,967
                                              =============   ============

The Bank serviced loans owned by others amounting to $9,731.8 and $7,998.5 million at September 30, 1997 and 1996, respectively.

Accrued interest receivable on loans totaled $19.0 and $33.2 million at September 30, 1997 and 1996, respectively, and is included in other assets in the Consolidated Balance Sheets.

12. REAL ESTATE HELD FOR INVESTMENT OR SALE - THE BANK

Real estate held for investment or sale is composed of the following:

                                                           September 30,
(In thousands)                                          1997           1996
-------------------------------------------------- -------------- -------------

Real estate held for investment                    $        3,819 $       3,819
                                                   -------------- -------------
Real estate held for sale                                 231,407       246,380
                                                   -------------- -------------
Less:
 Allowance for losses on real estate held
    for investment                                            198           191
 Allowance for losses on real estate held for sale        140,738       126,519
                                                    ------------- -------------
                                                          140,936       126,710
Total real estate held for investment or sale       $      94,290 $     123,489
                                                    ============= =============

Loss on real estate held for investment or sale is composed of the following:

                                                      September 30,
(In thousands)                                 1997       1996       1995
------------------------------------------- ---------- ---------- ----------
Provision for losses                        $ (19,623) $ (26,341) $ (26,321)
Net income (loss) from operating properties      (221)      (350)     1,890
Equity earnings from investments in
   limited partnerships                             -          -      4,470
Net gain on sales                               1,156      2,278     14,412
                                            ---------- ---------- ----------
 Total                                      $ (18,688) $ (24,413) $  (5,549)
                                            ========== ========== ==========

13. ALLOWANCES FOR LOSSES - THE BANK

Activity in the allowances for losses on loans receivable and real estate held for investment or sale is summarized as follows:

                                                           Real Estate
                                                             Held for
                                                Loans      Investment
(In thousands)                                Receivable     or Sale
-----------------------------------------    ------------  -----------
Balance, September 30, 1994                  $    50,205   $  118,973
  Provision for losses                            54,979       26,321
  Charge-offs                                    (56,577)     (10,058)
  Recoveries                                      11,889           -
                                             ------------  -----------
Balance, September 30, 1995                       60,496      135,236
  Provision for losses                           115,740       26,341
  Charge-offs                                    (92,047)     (34,867)
  Recoveries                                      11,334           -
                                             ------------  -----------
Balance, September 30, 1996                       95,523      126,710
  Provision for losses                           125,115       19,623
  Increase due to acquisition of loans               118           -
  Charge-offs                                   (126,506)      (5,397)
  Recoveries                                      11,429           -
                                             ------------  -----------
Balance, September 30, 1997                  $   105,679   $  140,936
                                             ============  ===========

The allowances for losses at September 30, 1997 are based on management's estimates of the amount of allowances required to reflect the losses incurred in the loan and real estate portfolios based on circumstances and conditions known at the time. As adjustments to the allowances become necessary, provisions for losses are reported in operations in the periods they are determined to be necessary.

14. ASSET-BACKED TRANSACTIONS - THE BANK

The Bank periodically sells various receivables through asset-backed securitizations, in which receivables are transferred to trusts, and certificates are sold to investors.

The Bank sold credit card receivables and received gross proceeds of $1,084.5, $919.0 and $1,550.0 million during the years ended September 30, 1997, 1996 and 1995, respectively. During fiscal 1997, the Bank recognized gains of $33.1 million on credit card transactions. Of the $33.1 million gain, $26.2 million represents gains recognized on 1997 securitizations and sales of additional receivables for previous transactions, and the remainder represents gains recognized to adjust the interest-only strips to fair market value. See Summary of Significant Accounting Policies - The Bank. Outstanding trust certificate balances related to these and previous securitizations were $4,015.2 and $3,889.7 million at September 30, 1997 and 1996, respectively. The related receivable balances contained in the trusts were $4,659.7 and $4,587.1 million at September 30, 1997 and 1996, respectively. The Bank continues to service the underlying loans and is contingently liable under various credit enhancement facilities related to these transactions. See Note 26.

The Bank sold amounts on deposit in certain spread accounts associated with certain outstanding credit card securitizations and received gross proceeds of $144.2, $42.1 and $59.2 million during fiscal 1997, 1996 and 1995, respectively. A loss of $7.2 million was recognized on the 1997 transaction and is included in gain on sales of loans, net, in the Consolidated Statements of Operations. No gains or losses were recorded on the transactions during fiscal 1996 and 1995. Outstanding trust certificate balances related to these securitizations were $225.9 and $91.8 million at September 30, 1997 and 1996, respectively.

The Bank sold automobile loan receivables and received gross proceeds of $938.9, $475.3 and $252.2 million during fiscal 1997, 1996 and 1995, respectively. Gains recognized on these transactions were $26.9, $7.3 and $4.0 million, respectively. The outstanding trust certificate balances and the related receivable balances contained in the trusts were $1,083.0 and $505.6 million at September 30, 1997 and 1996, respectively, $7.9 million of which represents a separate class of certificates retained by the Bank in conjunction with one 1997 transaction. These certificates were classified as trading securities at September 30, 1997. The Bank continues to service the underlying loans and is contingently liable under various credit enhancement facilities related to these transactions. See Note 26.

The Bank sold home equity credit line receivables and received gross proceeds of $139.8, $96.5 and $150.5 million, during the years ended September 30, 1997, 1996 and 1995, respectively. Gains recognized on these transactions were $3.4, $4.7 and $7.6 million, during the years ended September 30, 1997, 1996 and 1995, respectively. The $3.4 million amount recognized in income for fiscal 1997 represents gains recognized on the sale of new receivables into existing trusts. The outstanding trust certificate balances and the related receivable balances contained in the trusts were $325.8 and $459.1 million, respectively, at September 30, 1997, and $416.4 and $440.4 million, respectively, at September 30, 1996. The Bank continues to service the underlying loans and is contingently liable under various credit enhancement facilities related to these transactions. See Note 26.

During the year ended September 30, 1997, the Bank sold home loan and home equity receivables in an asset-backed transaction to investors representing interests in the trust. The gross proceeds received on this sale were $216.3 million. The gain recognized on this transaction was $11.2 million. Pursuant to a subsequent competitive auction, the Bank purchased the receivables related to the home loan portion of the trust. At September 30, 1997, the outstanding trust certificate balances and the related receivable balances (consisting solely of home equity receivables at September 30, 1997) contained in the trust were $133.3 million. The Bank continues to service the underlying loans and is contingently liable under a credit enhancement facility related to this transaction. See Note 26.

The Bank sold home loan receivables and received gross proceeds of $154.4 and $153.5 million for the years ended September 30, 1997 and 1996, respectively. Gains recognized on these transactions were $7.2 and $9.5 million, respectively. The outstanding trust certificate balances and the related receivable balances contained in the trusts were $246.8 and $244.1 million, respectively, at September 30, 1997, and $153.5 and 141.1 million, respectively, at September 30, 1996. The Bank continues to service the underlying loans and is contingently liable under credit enhancement facilities related to these transactions. See
Note 26.

15. PROPERTY AND EQUIPMENT - THE BANK

Property and equipment is composed of the following:


                             Estimated
                               Useful               September 30,
(Dollars in thousands)          Lives             1997        1996
-------------------------- ----------------   ------------ -----------
Land                               -          $    49,925  $   45,211
Construction in progress           -                1,950      18,596
Buildings and improvements    10-45 years         122,326      88,362
Leasehold improvements        5-20 years           83,526      65,467
Furniture and equipment       5-10 years          182,044     149,470
Automobiles                    3-5 years            2,303       1,964
                                              ------------ -----------
                                                  442,074     369,070
Less:
   Accumulated depreciation
     and amortization                             168,512     143,935
                                              ------------ ----------
      Total                                   $   273,562  $  225,135
                                              ============ ==========


Depreciation and amortization expense amounted to $28.5, $24.4 and $21.5 million for the years ended September 30, 1997, 1996 and 1995, respectively.

16. LEASES - THE BANK

The Bank has noncancelable, long-term leases for office premises and retail space, which have a variety of terms expiring from 1998 to 2019 and ground leases which have terms expiring from 2029 to 2080. These leases are accounted for as operating leases. Some of the leases are subject to rent adjustments in the future based upon changes in the Consumer Price Index and some also contain renewal options. The following is a schedule by years of future minimum lease payments required at September 30, 1997:


                Year Ending
               September 30,   (In thousands)
               -------------   --------------
                1998            $   13,700
                1999                11,696
                2000                10,862
                2001                 9,474
                2002                10,620
                Thereafter          73,448
                               --------------
                   Total        $  129,800
                               ==============

Future minimum sublease rental income at September 30, 1997 totaled $226,000. Rent expense totaled $16.1, $13.5 and $11.2 million for the years ended September 30, 1997, 1996 and 1995, respectively.

17. DEPOSIT ACCOUNTS - THE BANK

An analysis of deposit accounts and the related weighted average effective interest rates at year-end are as follows:

                                                    September 30,
                                               1997                1996
                                       -------------------- -------------------
                                                   Weighted            Weighted
                                                    Average             Average
(Dollars in thousands)                   Amount      Rate    Amount      Rate
-------------------------------------- -----------   ------ -----------  -------
Demand accounts                        $   215,678      -   $   156,517     -
NOW accounts                               904,697    2.42%     851,385   2.42%
Money market deposit accounts              983,016    3.97%   1,002,688   3.88%
Statement savings accounts                 907,141    3.48%     881,285   3.47%
Other deposit accounts                      79,071    2.99%      68,487   2.98%
Certificate accounts, less than $100     1,156,724    5.50%   1,030,401   5.30%
Certificate accounts, $100 or more         647,429    5.69%     173,274   5.41%
                                       -----------          -----------
    Total                              $ 4,893,756    3.99% $ 4,164,037   3.75%
                                       ===========          ===========

Interest expense on deposit accounts is composed of the following:

                                       Year Ended September 30,
(In thousands)                       1997        1996        1995
-------------------------------   ----------- ----------- -----------
NOW accounts                      $    21,882 $    23,044 $    23,692
Money market deposit accounts          38,644      38,317      42,420
Statement savings accounts             30,927      30,034      33,394
Certificate accounts                   75,180      69,180      53,033
Other deposit accounts                  2,274       1,994       1,760
                                  ----------- ----------- -----------
    Total                         $   168,907 $   162,569 $   154,299
                                  =========== =========== ===========


Outstanding certificate accounts at September 30, 1997 mature in the years indicated as follows:


          Year Ending
          September 30,            (In thousands)
          -------------            --------------
              1998                  $  1,514,252
              1999                       139,458
              2000                       104,298
              2001                        19,459
              2002                        26,686
                                   --------------
                       Total        $  1,804,153
                                   ==============

At September 30, 1997, certificate accounts of $100,000 or more have contractual maturities as indicated below:


                                              (In thousands)
                                              --------------
      Three months or less                    $     294,151
       Over three months through six months         154,288
       Over six months through 12 months            171,852
       Over 12 months                                27,138
                                              -------------
          Total                                $    647,429
                                              =============

18. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND OTHER
               SHORT-TERM BORROWINGS - THE BANK

Short-term borrowings are summarized as follows:

                                                        September 30,
(Dollars in thousands)                            1997      1996      1995
----------------------------------------------- --------  --------  --------
Securities sold under repurchase agreements:
  Balance at year-end                           $  2,606  $576,823  $  2,424
  Average amount outstanding during the year     483,076    59,687   161,599
  Maximum amount outstanding at any month-end    946,090   576,823   355,991
  Amount maturing within 30 days                   2,606   576,576     2,424
  Weighted average interest rate during the year   5.48%     5.50%     6.01%
  Weighted average interest rate on year-end
    balances                                       5.35%     5.41%     5.45%

Other short-term borrowings:
  Balance at year-end                            $72,215   $60,318   $ 8,011
  Average amount outstanding during the year      39,126    13,641    17,896
  Maximum amount outstanding at any month-end     72,241    60,318    50,842
  Amount maturing within 30 days                  72,215    60,318     8,011
  Weighted average interest rate during the year   5.11%     5.04%     5.58%
  Weighted average interest rate on year-end
    balances                                       5.34%     5.63%     5.77%


The investment and mortgage-backed securities underlying the repurchase agreements were delivered to the dealers who arranged the transactions. The dealers may have loaned such securities to other parties in the normal course of their operations and agreed to resell to the Bank the identical securities at the maturities of the agreements.

At September 30, 1997, the Bank had pledged mortgage-backed securities with a book value of $100.1 million to secure certain other short-term borrowings.

19. FEDERAL HOME LOAN BANK ADVANCES - THE BANK

At September 30, 1997, advances from the Federal Home Loan Bank of Atlanta ("FHLB") totaled $188.5 million. Of the total advances at September 30, 1997, $150.0 million have a weighted average interest rate of 5.63%, adjust quarterly based on the three-month London Interbank Offered Rate ("LIBOR") and mature over varying periods between November 1997 and March 1998. The weighted average interest rate on the remaining $38.5 million is 6.62% which is fixed for the term of the advances which mature over varying periods between December 1997 and September 2007.

Under a Specific Collateral Agreement with the FHLB, advances are secured by all of the Bank's FHLB stock and mortgage-backed securities with a book value of $257.3 million. The FHLB requires that members maintain qualifying collateral at least equal to 100% of the member's outstanding advances at all times. The collateral held by the FHLB in excess of the September 30, 1997 advances is available to secure additional advances from the FHLB, subject to its collateralization guidelines.

20. CAPITAL NOTES - SUBORDINATED - THE BANK

Capital notes, which are subordinated to the interest of deposit account holders, are composed of the following:

                                            September 30,           Interest
(Dollars in thousands)                   1997         1996            Rate
-----------------------------------  ------------ ------------    -------------
Private placement:
   BACOB Bank, s.c.,
        due December 1996            $        -   $     10,000     LIBOR + 3.0%

Public placement:
   Subordinated debentures due 2005       150,000      150,000        9 1/4%
   Subordinated debentures due 2008       100,000          -          9 1/4%
                                     ------------ ------------
        Total                        $    250,000 $    160,000
                                     ============ ============

On December 3, 1996, the Bank sold $100.0 million of its 9 1/4% Subordinated Debentures due 2008 (the "1996 Debentures"). The Bank received net proceeds of $96.1 million from the sale of the 1996 Debentures which were used for general corporate purposes. The Bank received OTS approval to include the principal amount of the 1996 Debentures in the Bank's supplementary capital for regulatory capital purposes.

On November 23, 1993, the Bank sold $150.0 million of its 9 1/4% Subordinated Debentures due 2005 (the "1993 Debentures"). The Bank received net proceeds of $143.6 million from the sale of the 1993 Debentures, of which approximately $134.2 million was used to redeem $78.5 million of debentures due in 2002 and $50.0 million of debentures due in 2003 on December 23, 1993 and December 24, 1993, respectively. The remaining net proceeds were used for general corporate purposes. The Bank incurred a loss of $6.3 million, after related income taxes, in connection with the redemption of these debentures. The OTS approved the inclusion of the principal amount of the 1993 Debentures in the Bank's supplementary capital for regulatory capital purposes.

The indenture pursuant to which the 1993 Debentures were sold (the "Indenture") provides that the Bank may not pay dividends on its capital stock unless, after giving effect to the dividend, no event of default shall have occurred and be continuing and the Bank is in compliance with its regulatory capital requirements. In addition, the amount of the proposed dividend may not exceed the sum of (i) $15.0 million, (ii) 66 2/3% of the Bank's consolidated net income (as defined in the Indenture) accrued on a cumulative basis commencing on October 1, 1993 and (iii) the aggregate net cash proceeds received by the Bank after October 1, 1993 from the sale of qualified capital stock or certain debt securities, minus the aggregate amount of any restricted payments made by the Bank. Notwithstanding the above restrictions on dividends, provided no event of default has occurred or is continuing, the Indenture does not restrict the payment of dividends on the 13% Preferred Stock (as defined below) or any payment-in-kind preferred stock issued in lieu of cash dividends on the Preferred Stock or the redemption of any such payment-in-kind preferred stock. The indenture pursuant to which the 1996 Debentures were sold provides that the proposed dividend may not exceed the sum of the restrictions discussed above for the 1993 Indenture and the aggregate liquidation preference of the new series of preferred stock of the Bank, if issued in exchange for the outstanding REIT Preferred Stock (as defined below). See Note 21.

Deferred debt issuance costs, net of accumulated amortization, amounted to $9.4 and $5.6 million at September 30, 1997 and 1996, respectively, and are included in other assets in the Consolidated Balance Sheets.

On November 15, 1996, the Bank redeemed the $10.0 million private placement note.

21. REAL ESTATE INVESTMENT TRUST SUBSIDIARY - THE BANK

On December 3, 1996, a new real estate investment trust subsidiary of the Bank (the "REIT Subsidiary") sold $150.0 million of its Noncumulative Exchangeable Preferred Stock, Series A (the "REIT Preferred Stock"), and received net cash proceeds of $144.0 million. Cash dividends on the REIT Preferred Stock are payable quarterly in arrears at an annual rate of 10 3/8%. The REIT Preferred Stock is automatically exchangeable for a new series of Preferred Stock of the Bank upon the occurrence of certain events. The Bank received OTS approval to include the proceeds from the sale of the REIT Preferred Stock in the core capital of the Bank for regulatory capital purposes in an amount up to 25% of the Bank's core capital. The REIT Preferred Stock is not redeemable until January 15, 2007, and is redeemable thereafter at the option of the REIT Subsidiary. The net cash proceeds from the sale of the REIT Preferred Stock is reflected in minority interest -- other in the Trust's Consolidated Balance Sheets. Dividends on the REIT Preferred Stock are presented as a reduction of net income in the Consolidated Statements of Operations.

22. PREFERRED STOCK - THE BANK

In April 1993, the Bank sold $75.0 million of its Noncumulative Perpetual Preferred Stock, Series A ("Preferred Stock") in a private offering. Cash dividends on the Preferred Stock are payable quarterly in arrears at an annual rate of 13%. If the Board of Directors does not declare the full amount of the noncumulative cash dividend accrued in respect of any quarterly dividend period, in lieu thereof the Board of Directors will be required to declare (subject to regulatory and other restrictions) a stock dividend in the form of a new series of payment-in-kind preferred stock of the Bank.

The OTS has approved the inclusion of the Preferred Stock as tier 1 or core capital and has approved the payment of dividends on the Preferred Stock, provided certain conditions are met. The Preferred Stock is not redeemable until May 1, 2003 and is redeemable thereafter at the option of the Bank. The holders of the Preferred Stock have no voting rights, except in certain limited circumstances.

Holders of the Preferred Stock will be entitled to receive a liquidating distribution in the amount of $25 per share, plus accrued and unpaid dividends for the then-current dividend period in the event of any voluntary liquidation of the Bank, after payment of the deposit accounts and other liabilities of the Bank, and out of the assets available for distribution to shareholders. The Preferred Stock ranks superior and prior to the issued and outstanding common stock of the Bank with respect to dividend and liquidation rights.

23. RETIREMENT PLAN - THE BANK

The Bank participates in a defined contribution profit sharing retirement plan (the "Plan") which covers those full-time employees who meet the requirements as specified in the Plan. The Plan, which can be modified or discontinued at any time, requires participating employees to contribute 2.0% of their compensation. Corporate contributions, at the discretionary amount of three times the employee contribution, were $5.6, $4.7 and $3.9 million for the years ended September 30, 1997, 1996 and 1995, respectively. There are no past service costs associated with the Plan and the Bank has no liability under the Plan other than its current contributions. The Plan owns 4.0% of the Bank's common stock.

24. REGULATORY MATTERS - THE BANK

Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), the Bank's regulatory capital requirements at September 30, 1997 were a 1.5% tangible capital requirement, a 3.0% core capital requirement and an 8.0% total risk-based capital requirement. Under the OTS "prompt corrective action" regulations, the Bank must maintain minimum leverage, tier 1 risk-based and total risk-based capital ratios of 4.0%, 4.0% and 8.0%, respectively, to meet the ratios established for "adequately capitalized" institutions. At September 30, 1997, the Bank was in compliance with its tangible, core and total risk-based regulatory capital requirements and exceeded the capital standards established for "well capitalized" institutions under the "prompt corrective action" regulations. The information below is based upon the Bank's understanding of the applicable FIRREA and "prompt corrective action" regulations and related interpretations.


                                                                       SEPTEMBER 30, 1997
                                    ---------------------------------------------------------------------------------------------
                                                                             MINIMUM                        EXCESS
                                               ACTUAL                   CAPITAL REQUIREMENT                 CAPITAL
                                    ----------------------------- ------------------------------ --------------------------------
                                                    As a % of                      As a % of                         As a % of
(Dollars in thousands)                 Amount       Assets(4)         Amount         Assets          Amount           Assets
----------------------------------- ------------ ---------------- ------------- ---------------- --------------- ----------------
Capital per financial statements    $   363,246
   Minority interest in REIT
    Subsidiary(1)                       144,000
  Net unrealized holding losses(2)          493
                                    ============
Adjusted capital                        507,739

Adjustments for tangible and
  core capital:
  Intangible assets                     (44,251)
   Non-allowable minority interest
    in REIT Subsidiary(1)               (38,758)
  Non-includable subsidiaries(3)         (3,762)
                                    ------------
Total tangible capital                  420,968            6.96%  $     90,715            1.50%  $      330,253           5.46%
                                    ------------ ================ ============= ================ =============== ================
Total core capital(4)                   420,968            6.96%  $    241,907            4.00%  $      179,061           2.96%
                                    ------------ ================ ============= ================ =============== ================
Tier 1 risk-based capital(4)            420,968            7.24%  $    232,713            4.00%  $      188,255           3.24%
                                    ============ ================ ============= ================ =============== ================

Adjustments for total risk-based
  capital:
  Subordinated capital debentures       250,000
  Allowance for general loan losses      92,962
                                    ------------
    Total supplementary capital         342,962
  Excess allowance for loan losses      (19,989)
                                    ------------
  Adjusted supplementary capital        322,973
                                    ------------
    Total available capital             743,941
  Equity investments(3)                 (14,556)
                                    ------------
Total risk-based capital(4)         $   729,385           13.50%  $    465,426            8.00%  $      263,959           5.50%
                                    ============ ================ ============= ================ =============== ================
---------------------------------------------------------------------------------------------------------------------------------

(1) Eligible for inclusion in core capital in an amount up to 25% of the Bank's core capital pursuant to authorization from the OTS.
(2) Pursuant to OTS policy, net unrealized holding gains (losses) are excluded from regulatory capital.
(3) Reflects an aggregate offset of $964 representing the allowance for general loan losses maintained against the Bank's equity investments and non-includable subsidiaries which, pursuant to OTS guidelines, is available as a "credit" against the deductions from capital otherwise required for such investments.
(4) Under the OTS "prompt corrective action" regulations, the standards for classification as "well capitalized" are a leverage (or "core capital") ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10.0%.

At September 30, 1996, the Bank was in compliance with its tangible, core and total risk-based regulatory capital requirements and exceeded the capital standards established for "adequately capitalized" institutions under the "prompt corrective action" regulations. The information below is based upon the Bank's understanding of the applicable FIRREA and "prompt corrective action" regulations and related interpretations.

                                                                       SEPTEMBER 30, 1996
                                    ---------------------------------------------------------------------------------------------
                                                                             MINIMUM                        EXCESS
                                               ACTUAL                   CAPITAL REQUIREMENT                 CAPITAL
                                    ----------------------------- ------------------------------ --------------------------------
                                                    As a % of                      As a % of                         As a % of
(Dollars in thousands)                 Amount       Assets(4)         Amount         Assets          Amount           Assets
----------------------------------- ------------ ---------------- ------------- ---------------- --------------- ----------------
Capital per financial statements    $   339,160
  Net unrealized holding losses(1)        1,875
                                    ============
Adjusted capital                        341,035

Adjustments for tangible and
  core capital:
  Intangible assets                     (41,051)
  Non-includable subsidiaries(2)(4)      (3,622)
                                    ------------
Total tangible capital                  296,362            5.21%  $     85,255            1.50%  $      211,107           3.71%
                                    ------------ ================ ============= ================ =============== ================

Total core capital(3)                   296,362            5.21%  $    227,346            4.00%  $       69,016           1.21%
                                    ------------ ================ ============= ================ =============== ================

Tier 1 risk-based capital(3)            296,362            5.80%  $    204,519            4.00%  $       91,843           1.80%
                                    ============ ================ ============= ================ =============== ================

Adjustments for total risk-based
 capital:
  Subordinated capital debentures       150,000
  Allowance for general loan losses      87,953
                                    ------------
    Total supplementary capital         237,953
  Excess allowance for loan losses      (23,744)
                                    ------------
  Adjusted supplementary capital        214,209
                                    ------------
    Total available capital             510,571
  Equity investments(2)                 (19,657)
                                    ------------
Total risk-based capital(3)         $   490,914           10.14%  $    409,038            8.00%  $       81,876           2.14%
                                    ============ ================ ============= ================ =============== ================
---------------------------------------------------------------------------------------------------------------------------------

(1) Pursuant to OTS policy, net unrealized holding gains (losses) are excluded from regulatory capital.
(2) Reflects an aggregate offset of $1.2 million representing the allowance for general loan losses maintained against theBank's equity investments and non-includable subsidiaries which, pursuant to OTS guidelines, is available as a "credit" against the deductions from capital otherwise required for such investments.
(3) Under the OTS "prompt corrective action" regulations, the standards for classification as "well capitalized" are a leverage (or "core capital") ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10.0%.
(4) Effective July 1, 1996, the percentage of non-includable subsidiaries phased-out from core capital increased from 60% to 100%.

At September 30, 1997 and 1996, the Bank had $4.0 and $3.8 million, respectively, in loans to and investments in subsidiaries engaged in activities impermissible for national banks ("non-includable subsidiaries") which were fully deducted from all three capital requirements. At September 30, 1997 and 1996, the Bank also had two equity investments with an aggregate balance, after subsequent valuation allowances, of $15.3 and $20.7 million, respectively, which were fully deducted from total risk-based capital.

As of September 30, 1997 and 1996, the Bank had $36.2 and $40.2 million, respectively, in supervisory goodwill, all of which was excluded from core capital pursuant to statutory provisions.

OTS capital regulations provide a five-year holding period (or such longer period as may be approved by the OTS) for REO to qualify for an exception from treatment as an equity investment. If an REO property is considered an equity investment, its then-current book value is deducted from total risk-based capital. Accordingly, if the Bank is unable to dispose of any REO property (through bulk sales or otherwise) prior to the end of its applicable five-year holding period and is unable to obtain an extension of such five-year holding period from the OTS, the Bank could be required to deduct the then-current book value of such REO property from total risk-based capital. In November 1996, the Bank received from the OTS an extension of the holding periods for certain of its REO properties through November 12, 1997. In addition, the Bank has submitted to the OTS a request for a further extension of the holding periods through fiscal 1998 for certain of its REO properties. Based on its capital ratios at September 30, 1997, the Bank's capital raios would have remained above the levels required for well-capitalized institutions even if the book value of REO properties for which an extension has not yet been received had been deducted from total risk-based capital as of that date. The following table sets forth the Bank's REO at September 30, 1997, after valuation allowances of $140.7 million, by the fiscal year in which the property was acquired through foreclosure.

                Fiscal Year           (In thousands)
                -----------         -----------------
                   1990             $    22,667(1)(2)
                   1991                  47,724(2)
                   1992                   3,280(2)
                   1993                   4,050
                   1994                   2,002
                   1995                   8,036
                   1996                       -
                   1997                   2,910
                                    ------------
                      Total REO     $    90,669
                                    ============
--------------------------------------------------------------------------------


(1) Includes REO with an aggregate net book value of $14.6 million, which the Bank treats as equity investments for regulatory capital purposes. (2) Includes REO, with an aggregate net book value of $59.1 million, for which the Bank received an extension of the holding periods through November 12, 1997.

At the request of the OTS, the Board of Directors of the Bank adopted a resolution in March 1996 which, among other things, permits the Bank: (i) to make tax sharing payments without OTS approval to the Trust of up to $15.0 million relating to any single fiscal year; and (ii) to declare dividends on its common stock in any quarterly period up to the lesser of (a) 50% of its after tax net income for the immediately preceding quarter or (b) 50% of the average quarterly after tax net income for the immediately preceding four quarter period, minus (in either case) dividends declared on the Bank's preferred stock during that quarterly period. The resolution also provides that the Bank will present a plan annually to the OTS detailing anticipated consumer loan securitization activity.

Legislation was enacted on September 30, 1996 that, among other things, imposed on thrift institutions a one-time assessment of 65.7 basis points on their SAIF-insured deposits to capitalize the SAIF. The one-time SAIF assessment of $26.4 million, which was accrued during fiscal 1996 and is included in deposit insurance premiums in the Consolidated Statements of Operations, was paid during fiscal 1997.

25. TRANSACTIONS WITH RELATED PARTIES - THE BANK

Loans Receivable

From time to time, in the normal course of business, the Bank may make loans to executive officers and directors, their immediate family members or companies with which they are affiliated. These loans are on substantially the same terms as similar loans with unrelated parties. An analysis of activity with respect to these loans for the year ended September 30, 1997 is as follows:

                                   (In thousands)
                                   ---------------
    Balance, September 30, 1996    $        2,737
      Additions                               451
      Reductions                             (756)
                                   ---------------
    Balance, September 30, 1997    $        2,432
                                   ===============

Services

B. F. Saul Company, which is a shareholder of the Trust, and its subsidiaries provide certain services to the Bank. These services include property management, cafeteria management (discontinued during fiscal 1997), insurance brokerage and leasing. Fees for these services were $42,000, $366,000 and $460,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

The law firm in which one director of the Bank is a partner received $4.9, $3.2 and $2.8 million for legal services rendered to the Bank during the years ended September 30, 1997, 1996 and 1995 respectively.

For the years ended September 30, 1997, 1996 and 1995, one of the directors of the Bank was paid $50,000, $37,000 and $30,000, respectively, for consulting services rendered to the Bank. Another director of the Bank was paid total fees of $100,000, $100,000 and $75,000 for the years ended September 30, 1997, 1996 and 1995, respectively, for consulting services. Another director of the Bank was paid $17,000 for consulting services rendered to the Bank during fiscal year 1997.

Tax Sharing Agreement

The Bank and the other companies in the Trust's affiliated group are parties to a tax sharing agreement dated June 28, 1990 (the "Tax Sharing Agreement"). The Tax Sharing Agreement provides for payments to be made by members of the Trust's affiliated group to the Trust based on their separate company tax liabilities. The Tax Sharing Agreement also provides that, to the extent net operating losses or tax credits of a particular member are used to reduce the overall tax liability of the Trust's affiliated group, such member will be reimbursed by the other members of the affiliated group that have taxable income in an amount equal to such tax reduction. The Bank paid $9.8, $25.0 and $20.5 million to the Trust during fiscal 1997, 1996 and 1995, respectively, under the Tax Sharing Agreement. OTS approval of the tax sharing payments during fiscal 1997, 1996 and 1995 was conditioned on a pledge by the Trust of certain assets to secure certain of its obligations under the Tax Sharing Agreement. Under the terms of the Bank's board resolution, the Bank is permitted to make tax sharing payments to the Trust of up to $15.0 million relating to any fiscal year without OTS approval. See Note 24. There was no tax sharing payment payable to the Trust by the Bank at September 30, 1997 and 1996.

Other

The Bank paid $4.8, $4.5 and $4.2 million for office space leased from or managed by companies affiliated with the Bank or its directors during the years ended September 30, 1997, 1996 and 1995, respectively.

The Trust, the B. F. Saul Company, Chevy Chase Lake Corporation ("Lake") and Van Ness Square Corporation, affiliates of the Bank, from time to time maintain interest-bearing deposit accounts with the Bank. Those accounts totaled $26.5 million at September 30, 1997. The Bank paid interest on the accounts amounting to $599,000 in fiscal 1997.

During fiscal 1995, the Bank purchased land and building plans from Lake for $1.3 million. During fiscal 1996, construction was completed and the Bank began occupying the building.

26. FINANCIAL INSTRUMENTS - THE BANK

The Bank, in the normal course of business, is a party to financial instruments with off-balance-sheet risk and other derivative financial instruments to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit at both fixed and variable rates, letters of credit, interest-rate cap agreements and assets sold with limited recourse. All such financial instruments are held or issued for purposes other than trading.

These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

The contract or notional amount of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. For interest-rate cap agreements, assets sold with limited recourse and forward purchase and sale commitments, the contract or notional amounts do not represent exposure to credit loss in the event of nonperformance by the other party. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Bank is also a party to derivative financial instruments that do not have off-balance-sheet risk (e.g. interest-rate cap agreements).

Commitments to Extend Credit

The Bank had approximately $17 billion of commitments to extend credit at September 30, 1997. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. These commitments are subject to the Bank's normal underwriting and credit evaluation policies and procedures.

Loans approved but not closed are commitments for fixed or adjustable-rate residential loans which are secured by real estate. The Bank currently requires borrowers to obtain private mortgage insurance on all loans where the loan-to-value ratio exceeds 80%.

Standby Letters of Credit

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. At September 30, 1997, the Bank had written standby letters of credit in the amount of $29.2 million, which were issued to guarantee the performance of and irrevocably assure payment by customers under construction projects.

Of the total, $19.2 million will expire in fiscal 1998 and the remainder will expire over time through fiscal 2001. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan commitments to customers. Mortgage-backed securities with a book value of $2.3 million were pledged as collateral for certain of these letters of credit at September 30, 1997.

Recourse Arrangements

The Bank is obligated under various recourse provisions (primarily related to credit losses) related to the securitization and sale of credit card receivables, home equity credit line receivables, automobile loan receivables, home loan receivables and amounts on deposit in certain spread accounts through the asset-backed securitizations described in Note 14. At September 30, 1997 and 1996, the primary recourse to the Bank was $142.0 and $128.0 million, respectively. As a result of these recourse provisions, the Bank maintained restricted cash accounts amounting to $145.8 and $128.2 million, at September 30, 1997 and 1996, respectively, which are included in other assets in the Consolidated Balance Sheets.

The Bank is obligated under various recourse provisions related to the swap of single-family residential loans for participation certificates and mortgage-backed securities issued to the Bank by FHLMC and FNMA. At September 30, 1997, recourse to the Bank under these arrangements was $989,000. As security for the payment of funds due under certain of the FHLMC recourse obligations, the Bank is required to post collateral. At September 30, 1997, mortgage-backed securities pledged as collateral under these obligations had a book value of $2.4 million. In addition, the Bank maintained a restricted cash account amounting to $325,000 at September 30, 1997 and 1996, which is included in other assets in the Consolidated Balance Sheets.

Derivative Financial Instruments

Interest-rate cap agreements are used to limit the Bank's exposure to rising short-term interest rates related to the retained portion of certain of its asset-backed securitizations. At September 30, 1997, the Bank was a party to four interest-rate cap agreements with an aggregate notional amount of $372.2 million with maturity dates ranging from December 31, 1997 through June 30, 1999. Three of the interest-rate cap agreements with an aggregate notional amount of $300.0 million entitle the Bank to receive compensatory payments from the cap provider, which is a AAA-rated (by Standard & Poor's) counterparty, equal to the product of (a) the amount by which the one-month LIBOR exceeds 7.00% and (b) the then outstanding notional principal amount for a predetermined period of time. The fourth interest-rate cap agreement with a notional amount of $72.2 million entitles the Bank to receive compensatory payments from the cap provider, which is a AA-rated (for long term debt as rated by Standard & Poor's) counterparty, equal to the product of (a) the amount by which the one-month LIBOR exceeds 9.00% and (b) the then outstanding notional principal amount for the predetermined period of time. The Bank has no obligation to make payments to the provider of the cap or any other party. The Bank is exposed to credit losses in the event of nonperformance by the counterparty, but does not expect the counterparty to fail to meet its obligation given its credit rating.

To manage the potentially adverse impact of interest rate movements on the fixed-rate mortgage loan pipeline, the Bank hedges its pipeline by entering into whole loan and mortgage-backed security forward sale commitments and mortgage-backed security forward purchase commitments. Forward sale commitments are used to sell specific financial instruments (whole loans or mortgage-backed securities) at a future date for a specified price. Forward sale commitments generally settle within 90 days. Gains and losses are deferred and recorded as a component of the gain on sales of loans at the time the forward sale commitment matures. At September 30, 1997, the Bank had whole loan and mortgage-backed security forward sale commitments of $0.3 and $149.1 million, respectively. In addition, at September 30, 1997, the Bank had $19.8 million in mortgage-backed security forward purchase commitments related to its hedging activities. Forward purchase commitments generally settle within 90 days. Gains and losses are deferred and recorded as a component of the gain on sales of loans at the time the forward purchase commitment matures.

Concentrations of Credit

The Bank's principal real estate lending market is the metropolitan Washington, D.C. area. In addition, a significant portion of the Bank's consumer loan portfolio, including credit cards, was generated by customers residing in the metropolitan Washington, D.C. area. Service industries and federal, state and local governments employ a significant portion of the Washington, D.C. area labor force. Adverse changes in economic conditions could have a direct impact on the timing and amount of payments by borrowers.

27. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - THE BANK

The majority of the Bank's assets and liabilities are financial instruments; however, certain of these financial instruments lack an available trading market. Significant estimates, assumptions and present value calculations were therefore used for the purposes of the following disclosure, resulting in a great degree of subjectivity inherent in the indicated fair value amounts. Because the fair value is estimated as of the balance sheet date, the amount which will actually be realized or paid upon settlement or maturity could be significantly different. Comparability among financial institutions may be difficult due to the wide range of permitted valuation techniques and the numerous estimates and assumptions which must be made. The estimated fair values of the Bank's financial instruments at September 30, 1997 and 1996 are as follows:

                                                  September 30,
                                   ---------------------------------------------
                                           1997                    1996
                                   ---------------------   ---------------------
                                    Carrying     Fair       Carrying     Fair
(In thousands)                       Amount     Value        Amount     Value
---------------------------------- ---------- ----------   ---------- ----------
Financial assets:
   Cash, due from banks,
      interest-bearing deposits,
      federal funds sold and
      securities purchased under
      agreements to resell         $  651,891 $  651,891   $  266,425 $  266,425
   Loans held for sale                102,749    103,819       76,064     76,064
   Loans held for securitization
    and sale                          220,000    220,000      450,000    450,000
   Trading securities                   7,899      7,899         -          -
   Investment securities                4,998      5,012        9,818      9,820
   Mortgage-backed securities       1,985,707  1,984,667    1,306,417  1,307,838
   Loans receivable, net            2,104,240  2,207,229    2,772,967  2,834,726
   Interest-rate cap agreements         3,114        169        6,179      1,832
   Other financial assets             513,735    515,218      392,265    393,748

Financial liabilities:
   Deposit accounts with
     no stated maturities           3,089,603  3,089,603    2,960,362  2,960,362
   Deposit accounts with
     stated maturities              1,804,153  1,810,245    1,203,675  1,210,497
   Securities sold under
     repurchase agreements and
     other short-term borrowings,
     notes payable and Federal
     Home Loan Bank advances          270,351    270,920      913,483    914,418
   Capital notes-subordinated         240,618(1) 256,875      154,383(1) 161,875
   Other financial liabilities        108,684    108,684       80,760     80,760

--------------------------------------------------------------------------------


(1) Net of deferred debt issuance costs which are included in other assets in the Consolidated Balance Sheets.

The following methods and assumptions were used to estimate the fair value amounts at September 30, 1997 and 1996:

Cash, due from banks, interest-bearing deposits, federal funds sold and securities purchased under agreements to resell: Carrying amount approximates fair value.

Loans held for sale: Fair value is determined using quoted prices for loans, or securities backed by loans with similar characteristics, or outstanding commitment prices from investors.

Loans held for securitization and sale: The carrying value of loans held for securitization and sale approximates fair value because such receivables are sold at face value.

Trading securities: Fair value is equal to carrying value.

Investment securities: Fair value is based on quoted market prices.

Mortgage-backed securities: Fair value is based on quoted market prices, dealer quotes or estimates using dealer quoted market prices for similar securities.

Loans receivable, net: Fair value of certain homogeneous groups of loans (e.g. single-family residential, automobile loans, home improvement loans and fixed-rate commercial and multifamily loans) is estimated using discounted cash flow analyses based on contractual repayment schedules. The discount rates used in these analyses are based on either the interest rates paid on U.S. Treasury securities of comparable maturities adjusted for credit risk and non-interest operating costs, or the interest rates currently offered by the Bank for loans with similar terms to borrowers of similar credit quality. For loans which reprice frequently at market rates (e.g. home equity, variable-rate commercial and multifamily, real estate construction and ground loans), the carrying amount approximates fair value. Because credit card receivables are generally sold at face value through the Bank's securitization program, such face value is used as the estimated fair value of these receivables. The fair value of the Bank's loan portfolio as presented above does not include the value of established credit card and home equity credit line customer relationships, or the value relating to estimated cash flows from future receivables and the associated fees generated from existing customers.

Interest-rate cap agreements: Fair value is based on dealer quotes.

Other financial assets: The carrying amount of Federal Home Loan Bank stock, accrued interest receivable, interest-bearing deposits maintained pursuant to various asset securitizations and other short-term receivables approximates fair value. Interest-only strips are carried at fair value. The fair value of one of the Bank's investments is based on quoted market prices.

Deposit accounts with no stated maturities: Deposit liabilities payable on demand, consisting of NOW accounts, money market deposits, statement savings and other deposit accounts, are assumed to have an estimated fair value equal to carrying value. The indicated fair value does not consider the value of the Bank's established deposit customer relationships.

Deposit accounts with stated maturities: Fair value of fixed-rate certificates of deposit is estimated based on discounted cash flow analyses using the remaining maturity of the underlying accounts and interest rates currently offered on certificates of deposit with similar maturities.

Borrowings: These instruments consist of securities sold under repurchase agreements and other short-term borrowings, notes payable and Federal Home Loan Bank advances. For borrowings which either reprice frequently to market interest rates or are short-term in duration, the carrying amount approximates fair value. Fair value of the remaining amounts borrowed is estimated based on discounted cash flow analyses using interest rates currently charged by the lender for comparable borrowings with similar remaining maturities.

Capital notes-subordinated: Fair value of the 1993 Debentures and the 1996 Debentures is based on quoted market prices. The carrying amount of the $10.0 million private placement capital note approximated fair value at September 30, 1996.

Other financial liabilities: The carrying amount of custodial accounts, amounts due to banks, accrued interest payable and other short-term payables approximates fair value.

Off-balance sheet instruments: The difference between the original fees charged by the Bank for commitments to extend credit and letters of credit and the current fees charged to enter into similar agreements is immaterial. Fair value of forward commitments is based on the estimated amount that the Bank would pay to terminate the arrangements at the reporting date, taking into account the remaining terms of the arrangements and the counterparties' credit standing, where applicable, which is immaterial.

28. LITIGATION - THE BANK

During the normal course of business, the Bank is involved in certain litigation, including litigation arising out of the collection of loans, the enforcement or defense of the priority of its security interests, the continued development and marketing of certain of its real estate properties and certain employment claims. Although the amounts claimed in some of these suits in which the Bank is a defendant are material, the Bank denies liability and, in the opinion of management, litigation which is currently pending will not have a material impact on the financial condition or future operations of the Bank.

29. SUBSEQUENT EVENT - THE BANK

On November 12, 1997 the Bank purchased ASB Capital Management, Inc. ("ASB"), a wholly-owned subsidiary of NationsBank Corporation and one of the largest SEC-registered investment managers headquartered in the Washington, D.C. metropolitan area. ASB provides a variety of investment products, including equity and fixed income securities, money market investments, and real estate investments, to a primarily institutional client base and has approximately $3.0 billion of assets under management. The Bank anticipates that the acquisition will provide an additional source of fee-based revenues. The Bank has obtained regulatory approval from the OTS to obtain trust powers through a new operating subsidiary which acquired ASB. Although the acquisition generated additional goodwill which reduced the Bank's regulatory capital levels, the Bank's capital levels immediately following the acquisition remained above the levels established for well-capitalized institutions.

30. COMMITMENTS AND CONTINGENCIES - THE TRUST

The Trust is involved in a number of lawsuits arising from the normal course of its business. On the basis of consultations with counsel, management does not believe that any material loss will result.

31. INCOME TAXES - THE TRUST

The Trust voluntarily terminated its qualification as a real estate investment trust under the Internal Revenue Code during fiscal 1978.

The provisions for income taxes for the years ended September 30, 1997, 1996 and 1995, consist of the following:

                                               Year Ended September 30,
                                        ---------------------------------------
(In thousands)                             1997          1996          1995
--------------------------------------  ------------  ------------  -----------
Current provision (benefit):
  Federal                                   $(1,800)      $ 5,628        $ (37)
  State                                       1,658         2,799       (4,186)
                                        ------------  ------------  -----------
                                               (142)        8,427       (4,223)
                                        ------------  ------------  -----------

Deferred provision (benefit):
  Federal                                    16,113          (513)       5,964
  State                                      (3,159)          386          280
                                        ------------  ------------  -----------
                                             12,954          (127)       6,244
                                        ------------  ------------  -----------

Subtotal                                     12,812         8,300        2,021

Tax effect of other items:
  Tax effect of net unrealized
    holding gains (losses) reported
    in stockholders' equity                     904           809        7,207
                                        ------------  ------------  -----------

Total                                       $13,716       $ 9,109      $ 9,228
                                        ============  ============  ===========

The Trust's effective income tax rate varies from the statutory Federal income tax rate as a result of the following factors:

                                             Year Ended September 30,
                                      ---------------------------------------
(In thousands)                           1997          1996          1995
------------------------------------  ------------  ------------  -----------
Computed tax at statutory Federal
    income tax rate                       $21,418       $ 7,003      $ 9,920
Increase (reduction) in taxes
    resulting from:
 Minority interest                         (4,524)           --           --
 Goodwill and other purchase
    accounting adjustments                    699         1,626        1,164
 Change in valuation allowance
    for deferred tax asset
    allocated to income tax expense         7,066         8,883           --
 State income taxes                        (7,953)      (12,277)      (3,540)
 Other                                     (3,894)        3,066       (5,523)
                                      ------------  ------------  -----------
                                          $12,812       $ 8,301      $ 2,021
                                      ============  ============  ===========

The components of the net deferred tax asset were as follows:

                                                           September 30,
                                                      -------------------------
(In thousands)                                           1997          1996
----------------------------------------------------  ------------  -----------
Deferred tax assets:
  Provision for losses in excess of deductions          $ 44,571      $ 51,166
  Deferred BIF/SAIF assessment                                --        11,151
  Unrealized losses on real estate owned                   4,198         3,545
  Property                                                 7,211         7,211
  State net operating losses                              21,351        12,224
  Partnership investments                                  2,384         2,288
  Forgiveness of debt                                      3,928         4,375
  Depreciation                                             2,307         1,973
  Other                                                    5,268         3,856
                                                      ------------  -----------
  Gross deferred tax assets                               91,218        97,789
                                                      ------------  -----------

Deferred tax liabilities:
  Net unrealized holding gains on
    securities available-for-sale                         (3,342)       (5,806)
  Deferred loan fees                                        (541)      (5,764)
  Asset securitizations                                  (16,565)       (3,125)
  Saul Holdings                                           (4,509)       (7,682)
  Depreciation                                            (4,096)       (5,750)
  FHLB stock dividends                                    (3,525)       (5,375)
  Other                                                   (3,879)       (2,804)
                                                      ------------  -----------
  Gross deferred tax liabilities                         (36,457)      (36,306)
                                                      ------------  -----------
Valuation allowance                                      (19,349)      (12,283)
                                                      ------------  -----------
Net deferred tax asset                                  $ 35,412      $ 49,200
                                                      ============  ===========

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. As of September 30, 1997, management has maintained a valuation allowance in part to reduce the net deferred tax asset for net operating loss carryforwards related to state taxes. Historically, the Bank has generated taxable income while the Real Estate Trust has generated taxable losses. The net operating loss carryforwards are not expected to be realizable for state tax purposes. For federal tax purposes, there are no net operating loss carryforwards.

Management believes the existing net deductible temporary differences will reverse during periods in which the Bank generates taxable income in excess of Real Estate Trust taxable losses. Management believes that the positive consolidated earnings will continue as a result of the Bank's earnings.

TAX SHARING AGREEMENT

The Trust's affiliated group, including the Bank, entered into a tax sharing agreement dated June 28, 1990. This agreement provides that payments be made by members of the affiliated group to the Trust based on their respective allocable shares of the overall federal income tax liability of the affiliated group for taxable years and partial taxable years beginning on or after that date. Allocable shares of the overall tax liability are prorated among the members with taxable income calculated on a separate return basis. The agreement also provides that, to the extent net operating losses or tax credits of a particular member are used to reduce overall tax liability of the Trust's affiliated group, such member will be reimbursed on a dollar-for-dollar basis by the other members of the affiliated group that have taxable income in an amount equal to such tax reduction. Under the tax sharing agreement, the Bank paid $9.8, $25.0 and $20.5 million, respectively, to the Trust during fiscal 1997, 1996 and 1995.

In recent years, the operations of the Trust have generated net operating losses while the Bank has reported net income. It is anticipated that the Trust's consolidation of the Bank's operations into the Trust's federal income tax return will result in the use of the Trust's net operating losses to reduce the federal income taxes the Bank would otherwise owe. If in any future year, the Bank has taxable losses or unused credits, the Trust would be obligated to reimburse the Bank for the greater of (i) the tax benefit to the group using such tax losses or unused tax credits in the group's consolidated Federal income tax returns or (ii) the amount of tax refund which the Bank would otherwise have been able to claim if it were not being included in the consolidated Federal income tax return of the group.

As of September 30, 1997, the alternative minimum tax carryforward was $3.1 million.

32.  SHAREHOLDERS' EQUITY - THE TRUST

In June 1990, the Trust acquired from affiliated companies an additional equity interest in the Bank, which raised the Trust's ownership share of the Bank to 80%. In exchange for the interest acquired, the Trust issued 450,000 shares of a new class of $10.50 cumulative preferred shares of beneficial interest with a par value of $1 ("preferred shares"). The transaction has been accounted for at historical cost in a manner similar to the pooling of interests method because the entities are considered to be under common control. In addition, the Trust acquired two real estate properties from an affiliate in exchange for 66,000 preferred shares.

At September 30, 1997, 1996, and 1995, the amount of dividends in arrears on the preferred shares was $36.2 million ($70.21 per share), $31.6 million ($61.17 per share) and $26.6 million ($51.64 per share), respectively. Based on the dividends paid on the preferred shares during fiscal 1996, the Trust recorded a liability at September 30, 1996, equal to the total dividends in arrears on that date. The Trust paid preferred dividends of $750,000 and $500,000 in fiscal 1997 and 1996, respectively.

33. QUARTERLY FINANCIAL DATA (UNAUDITED) - THE TRUST

                                      Year Ended September 30, 1997
(In thousands, except      ----------------------------------------------------
    per share amounts)       December       March         June       September
-------------------------  ------------  -----------  -----------  ------------
Real Estate Trust:
 Total income               $   19,020   $   18,653   $   23,448   $    23,448
 Operating loss                 (7,092)      (6,762)      (2,167)       (2,966)
The Bank:
 Interest income               115,271      123,286      120,748        91,175
 Interest expense               57,544       61,911       61,246        59,114
 Provision for loan
    losses                     (26,840)     (26,922)     (36,129)      (35,224)
 Other income                   87,611       88,096       90,158       147,112
 Operating income (loss)        19,958       20,126       10,672        29,425
Total Company:
Operating income                12,866       13,364        8,505        26,459
Income (loss) before
    minority interest            7,735       10,333        3,444        26,872
Net income (loss)                2,303        2,743       (3,079)       16,893
Net income (loss) per
    common share                  0.20         0.29        (0.91)         3.20

-------------------------------------------------------------------------------

                                      Year Ended September 30, 1996
(In thousands, except      ----------------------------------------------------
    per share amounts)       December       March         June       September
-------------------------  ------------  -----------  -----------  ------------
Real Estate Trust:
 Total income                 $ 18,159     $ 17,206     $ 20,696      $ 20,778
 Operating loss                 (7,032)      (7,430)      (4,564)       (5,150)
The Bank:
 Interest income                93,589       91,230       99,254       103,438
 Interest expense               48,269       46,800       45,401        48,366
 Provision for loan
    losses                     (11,913)     (28,850)     (30,062)      (44,915)
 Other income                   66,212       89,324       96,935        91,990
 Operating income (loss)        15,984       21,341       31,617       (22,831)
Total Company:
Operating income (loss)          8,952       13,911       27,053       (27,981)
Income (loss) before
    minority interest            5,199        7,842       15,621       (15,028)
Net income (loss)                1,294        3,225       10,054       (14,651)
Net income (loss) per
    common share                 (0.01)        0.39         1.80         (3.32)

-------------------------------------------------------------------------------

34. INDUSTRY SEGMENT INFORMATION - TRUST

Industry segment information with regard to the Real Estate Trust is presented below. For information regarding the Bank, please refer to the "Banking" sections of the accompanying financial statements.

                                              Year Ended September 30
                                       ---------------------------------------
(In thousands)                            1997          1996         1995
-------------------------------------  ------------  -----------  ------------
INCOME
Hotels                                   $ 59,464      $ 54,245      $ 54,104
Commercial properties                      21,097        17,590        18,812
Other                                       4,008         5,004         4,369
                                       ------------  -----------  ------------
                                         $ 84,569      $ 76,839      $ 77,285
                                       ============  ===========  ============

OPERATING PROFIT (LOSS)
Hotels                                   $ 14,755      $ 12,635      $ 10,836
Commercial properties                       9,020         5,893         6,951
Other                                       6,429         6,702         6,670
                                       ------------  -----------  ------------
                                           30,204        25,230        24,457
Gain (loss) on sales of property              895           (68)        1,664
Interest and debt expense                 (40,819)      (40,514)      (41,040)
Advisory fee, management and leasing
    fees - related parties                 (7,995)       (7,423)       (7,376)
General and administrative                 (1,272)       (1,401)       (2,319)
Write-down of assets to net
    realizable value                           --            --        (2,727)
                                       ------------  -----------  ------------
Operating loss                          $ (18,987)    $ (24,176)    $ (27,341)
                                       ============  ===========  ============

IDENTIFIABLE ASSETS (AT YEAR END)
Hotels                                  $  86,815      $ 84,255      $ 87,143
Commercial properties                      78,063        78,388        81,821
Other                                     135,695       129,923       144,448
                                       ------------  -----------  ------------
                                        $ 300,573     $ 292,566     $ 313,412
                                       ============  ===========  ============

DEPRECIATION
Hotels                                  $   6,186       $ 5,535       $ 5,230
Commercial properties                       4,311         4,446         4,452
Other                                          46            39            32
                                       ------------  -----------  ------------
                                        $  10,543      $ 10,020       $ 9,714
                                       ============  ===========  ============

CAPITAL EXPENDITURES
Hotels                                  $   8,462       $ 4,769      $ 13,815
Commercial properties                       5,288         2,444         2,544
Other                                       1,079           195           103
                                       ------------  -----------  ------------
                                        $  14,829       $ 7,408      $ 16,462
                                       ============  ===========  ============

35. CONDENSED FINANCIAL STATEMENTS - THE TRUST

These condensed financial statements reflect the Real Estate Trust and all its consolidated subsidiaries except for the Bank which has been reflected on the equity method.

CONDENSED BALANCE SHEETS

                                                       September 30
                                            -----------------------------------
(In thousands)                                    1997              1996
------------------------------------------- ----------------- -----------------
ASSETS
Income-producing properties                        $ 242,450         $ 232,628
Accumulated depreciation                             (85,915)          (76,513)
                                            ----------------- -----------------
                                                     156,535           156,115
Land parcels                                          42,160            41,580
Construction in progress                               2,480                --
Equity investment in bank                            205,552           184,258
Cash and cash equivalents                             18,248            15,516
Other assets                                          81,150            81,292
                                            ----------------- -----------------
    TOTAL ASSETS                                   $ 506,125         $ 478,761
                                            ================= =================

LIABILITIES
Mortgage notes payable                             $ 180,204         $ 173,345
Notes payable - secured                              175,000           177,500
Notes payable - unsecured                             46,633            42,367
Deferred gains - real estate                         112,883           112,883
Accrued dividends payable - preferred
  shares of beneficial interest                       36,231            31,563
Other liabilities and accrued expenses                39,959            40,434
                                            ----------------- -----------------
    Total liabilities                                590,910           578,092
                                            ----------------- -----------------
TOTAL SHAREHOLDERS' DEFICIT*                         (84,785)          (99,331)
                                            ----------------- -----------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT        $ 506,125         $ 478,761
                                            ================= =================

* See Consolidated Statements of
    Shareholders' Deficit

CONDENSED STATEMENTS OF OPERATIONS

                                                 For the Year Ended September 30
                                                 -------------------------------
(In thousands)                                       1997     1996      1995
----------------------------------------------    --------- --------- ---------
Total income                                      $ 84,569  $ 76,839  $ 77,285
Total expenses                                    (108,601) (104,321) (109,971)
Equity in earnings of partnership investments        4,150     3,374     3,681
Gain (loss) on sales of property                       895       (68)    1,664
                                                  --------- --------- ---------
Real estate operating loss                         (18,987)  (24,176)  (27,341)
Equity in earnings of bank                          27,391    15,846    22,882
                                                  --------- --------- ---------
Total company operating income (loss)                8,404    (8,330)   (4,459)
Income tax benefit                                 (10,456)   (8,252)  (15,309)
                                                  --------- --------- ---------

TOTAL COMPANY NET INCOME (LOSS)                   $ 18,860  $    (78) $ 10,850
                                                  ========= ========= =========

CONDENSED STATEMENTS OF CASH FLOWS

                                                 For the Year Ended September 30
                                                 -------------------------------
(In thousands)                                      1997      1996      1995
------------------------------------------------- --------- --------- ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                 $ 18,860     $ (78) $ 10,850
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities:
  Depreciation                                      10,543    10,020     9,714
  Write-down of real estate to net realizable
   value                                                --        --     2,727
  (Gain) loss on sales of property                    (895)       68    (1,654)
  Equity in earnings of bank                       (27,391)  (15,846)  (22,882)
  (Increase) decrease in deferred tax asset         (3,252)     (192)   10,836
  (Increase) decrease in tax sharing receivable      2,492    16,606    (5,685)
  (Increase) decrease in accounts receivable and
        accrued income                                  17    (4,869)     (224)
  Increase in accounts payable and
        accrued expenses                             1,058       430       317
  Other                                              5,479     2,893       325
                                                  --------- --------- ---------
Net cash provided by operating activities            6,911     9,032     4,324
                                                  --------- --------- ---------

CASH FLOW FROM INVESTING ACTIVITIES
Capital expenditures - properties                  (10,120)   (7,408)   (6,270)
Property acquisitions                               (4,709)       --   (10,193)
Property sales                                       1,399     1,812        --
Equity investment in unconsolidated entities         1,723       639      (733)
Other investing activities                              43        50        53
                                                  --------- --------- ---------
Net cash used in investing activities              (11,664)   (4,907)  (17,143)
                                                  --------- --------- ---------

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from long-term debt                        32,894     6,208    16,328
Repayments of long-term debt                       (24,033)  (11,471)  (16,083)
Costs of obtaining financings                         (626)     (201)     (516)
Dividends paid                                        (750)     (500)       --
                                                  --------- --------- ---------
Net cash provided by (used in) financing
 activities                                          7,485    (4,907)     (271)
                                                  --------- --------- ---------
Net increase (decrease) in cash and cash
 equivalents                                         2,732    (1,839)  (13,090)
Cash and cash equivalents at beginning of year      15,516    17,355    30,445
                                                  --------- --------- ---------
Cash and cash equivalents at end of year          $ 18,248  $ 15,516  $ 17,355
                                                  ========= ========= =========

MANAGEMENT'S STATEMENT ON RESPONSIBILITY

The Consolidated Financial Statements and related financial information in this report have been prepared by the Advisor (management) in accordance with generally accepted accounting principles appropriate in the circumstances, based on best estimates and judgments, with consideration given to materiality.

The Trust maintains a system of internal accounting control supported by documentation to provide reasonable assurance that the books and records reflect authorized transactions of the Trust, and that the assets of the Trust are safeguarded.

The Board of Trustees exercises its responsibility for the Trust's financial statements through its Audit Committee, which is composed of two outside Trustees who meet periodically with the Trust's independent accountants and management. The Committee considers the audit scope, discusses financial and reporting subjects, and reviews management actions on these matters. The independent accountants have full access to the Audit Committee.

The independent accountants are recommended by the Audit Committee and confirmed by the Board of Trustees. They provide an objective assessment of the fairness and accuracy of the financial statements, consider the adequacy of the system of internal accounting controls, and perform such tests and other procedures as they deem necessary to express an opinion on the fairness of the financial statements. Management believes that the policies and procedures it has established provide reasonable assurance that its operations are conducted in conformity with law and a high standard of business conduct.

ITEM 9.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
   ACCOUNTING AND FINANCIAL DISCLOSURE


                                  Not applicable.

                                     PART III

ITEM 10.  TRUSTEES AND EXECUTIVE OFFICERS OF THE TRUST

The Declaration of Trust provides that there shall be no fewer than three nor more than twelve Trustees, as determined from time to time by the Trustees in office. The Board of Trustees has fixed its permanent membership at six Trustees divided into three classes with overlapping three-year terms. The term of each class expires at the Annual Meeting of Shareholders, which is usually held on the last Friday of January.

The following list sets forth the name, age, position with the Trust, present principal occupation or employment and material occupations, positions, offices or employments during the past five years of each Trustee and executive officer of the Trust. Unless otherwise indicated, each individual has held an office with the Trust for at least the past five years.

Class Two Trustees --Terms End at 1998 Annual Meeting

George M. Rogers, Jr., age 64, has served as a Trustee since 1969. His professional corporation is a partner in the law firm of Shaw, Pittman, Potts & Trowbridge, Washington, D.C., which serves as counsel to the Trust and the Bank. Mr. Rogers serves as a Director of the Bank, B. F. Saul Company, Chevy Chase Property Company, Westminster Investing Corporation, and Chevy Chase Lake Corporation.

B. Francis Saul III, age 35, was elected a Trustee and Vice President of the Trust in 1997. He also serves as a Director and/or Officer of the Bank, B. F. Saul Company, B. F. Saul Advisory Company, Franklin Property Company, Chevy Chase Property Company, Westminster Investing Corporation, and Saul Centers, Inc. He is also a Director of the Greater Washington Boys and Girls Club and The Heights School.

Class Three Trustees --Terms End at 1999 Annual Meeting

Garland J. Bloom, Jr., age 66, has served as a Trustee since 1964. He is currently a real estate consultant. He was formerly Executive Vice President and Principal of GMB Associates, Inc. (a real state finance and management firm) from 1988 to 1990 and Vice Chairman and Chief Operating Officer of Smithy-Braedon Company (a real estate finance and management firm) from 1985 to 1987.

John R. Whitmore, age 64, has served as a Trustee since 1984. He also serves as Director, President and Chief Executive Officer of The Bessemer Group, Incorporated (a financial management and banking firm) and its Bessemer Trust Company subsidiaries with which he has been an associated since 1975, and as a Director of Bessemer Securities Corporation, Chevy Chase Property Company, B. F. Saul Company and Saul Centers, Inc.

Class One Trustees --Terms End at 2000 Annual Meeting

Gilbert M. Grosvenor, age 66, has served as a Trustee since 1971. He also serves as Chairman of the Board of Trustees of the National Geographic Society and as a Director of the Bank, Saul Centers, Inc., Marriott International Corp., and Ethyl Corporation.

B. Francis Saul II, age 65, has served as Chairman and Chief Executive Officer of the Trust since 1969 and as a Trustee since 1964. He also serves as President and Chairman of the Board of Directors of B. F. Saul Company, B. F. Saul Advisory Company, Chevy Chase Property Company, Westminster Investing Corporation, and Chevy Chase Lake Corporation, as Chairman of the Board of the Bank, as Chairman of the Board and Chief Executive Officer of Saul Centers, Inc., and as a Trustee of the National Geographic Society and the Brookings Institute.

EXECUTIVE OFFICERS OF THE TRUST WHO ARE NOT DIRECTORS

Philip D. Caraci, age 59, serves as Senior Vice President and Secretary of the Trust, Executive Vice President of B.F. Saul Company, Senior Vice President of
B. F. Saul Advisory Company, President of Franklin Property Company and a Director and President of Saul Centers, Inc.

Stephen R. Halpin, Jr., age 42, serves as Vice President and Chief Financial Officer of the Trust. He also serves as Executive Vice President and Chief Financial Officer of the Bank.

Ross E. Heasley, age 58, serves as Vice President of the Trust, B. F. Saul Company, B. F. Saul Advisory Company, Franklin Property Company and Saul Centers, Inc.

Henry Ravenel, Jr., age 63, serves as Vice President of the Trust, B. F. Saul Company, B. F. Saul Advisory Company and Saul Centers, Inc.

William K. Albright, age 66, serves as Vice President and Treasurer of the Trust, B. F. Saul Company, Franklin Property Company and B. F. Saul Advisory Company, and as Vice President of Saul Centers, Inc.

COMMITTEES OF THE BOARD OF TRUSTEES

The Board of Trustees met four times during fiscal 1997. Each member of the Board attended at least 75% of the aggregate number of meetings of the Board and of the Committees of the Board on which he served.

The Board of Trustees has three standing committees: the Audit Committee, the Executive Committee and the Nominating Committee.

The Audit Committee is composed of Messrs. Bloom and Grosvenor. Its duties include nominating the Trust's independent auditors, discussing with them the scope of their examination of the Trust, reviewing with them the Trust's financial statements and accompanying report, and reviewing their recommendations regarding internal controls and related matters. This Committee met four times during fiscal 1997.

The Executive Committee is composed of Messrs. Rogers, Saul II and Whitmore. It is empowered to oversee day-to-day actions of the Advisor and Franklin in connection with the operations of the Trust, including the acquisition, administration, sale or disposition of investments. This Committee did not meet during fiscal 1997.

The Nominating Committee is composed of Messrs. Rogers and Whitmore. Its function is to screen and make recommendations to the Board of Trustees regarding potential candidates for membership on the Board and to perform such other duties as may be assigned to it from time to time. This Committee did not meet during fiscal 1997.

Trustees of the Trust are currently paid an annual retainer of $12,500 and a fee of $600 for each Board or committee meeting attended. Trustees from outside the Washington, D.C. area are also reimbursed for out-of-pocket expenses in connection with their attendance at meetings. Mr. Saul II is not paid for attending Executive Committee meetings. For the fiscal year ended September 30, 1997, the Real Estate Trust paid total fees of $89,400 to the Trustees, including $14,900 to Mr. Saul II.

ITEM 11.  EXECUTIVE COMPENSATION

The Trust pays no compensation to its executive officers for their services in such capacity. Mr. Saul II receives compensation from the Bank for his services as the Bank's Chairman of the Board of Directors and Chief Executive Officer, and Mr. Halpin, receives compensation from the the Bank for his services as Executive Vice President and Chief Financial Officer. No other executive officers of the Trust received any compensation from the Trust or its subsidiaries with respect to any of the fiscal years ended September 30, 1997, 1996 or 1995.

The following table set forth the cash compensation paid by the Bank to Mr. Saul and Mr. Halpin for or with respect to the fiscal years ended September 30, 1997, 1996 and 1995 for all capacities in which they served during such fiscal years.

                           Summary Compensation Table
                               Annual Compensation

Name and Principal                                  Other Annual    All Other
  Position            Fiscal    Salary      Bonus   Compensation  Compensation
--------------------- ------ ------------ --------- ------------  ------------

B. Francis Saul II     1997   $1,230,440  $600,000     $   --     $292,807 (1)
  Chairman and Chief   1996    1,015,054   500,000         --      214,426 (2)
  Executive Officer    1995      830,441   400,000         --      228,138 (3)


Stephen R. Halpin, Jr. 1997     $375,402   $54,000     $   --      $69,167 (1)
  Vice President and   1996      332,320    58,000         --       50,295 (2)
  Chief Financial      1995      304,627    44,250         --       51,830 (3)
  Officer
---------------------

(1) The total amounts shown in the "All Other Compensation" column for fiscal 1997 consist of the following: (i) contributions made by the Bank to the Bank's Supplemental Executive Retirement Plan on behalf of Mr. Saul ($109,616) and Mr. Halpin ($16,164); (ii) the taxable benefit of premiums paid by the Bank for group term insurance on behalf of Mr. Halpin ($2,325); (iii) contributions to the B.F. Saul Company Employees Profit Sharing Retirement Plan (the "Retirement Plan"), a defined contribution plan, on behalf of Mr. Halpin ($9,600); and (iv) accrued earnings on awards previously made under the Bank's Deferred Compensation Plan on behalf of Mr. Saul ($183,191) and Mr. Halpin ($41,078).

(2) The total amounts shown in the "All Other Compensation" column for fiscal 1996 consist of the following: (i) contributions made by the Bank to the Bank's Supplemental Executive Retirement Plan on behalf of Mr. Saul ($90,693) and Mr. Halpin ($14,373); (ii) the taxable benefit of premiums paid by the Bank for group term insurance on behalf of Mr. Halpin ($2,102); (iii) contributions total the B. F. Saul Company Employees Profit Sharing Retirement Plan (the "Retirement Plan"), a defined contribution plan, on behalf of Mr. Halpin ($9,000); and (iv) accrued earnings on awards previously made under the Bank's Deferred Compensation Plan on behalf of Mr. Saul ($123,733) and Mr. Halpin ($24,820).

(3) The total amounts shown in the "All Other Compensation" column for fiscal 1995 consist of the following: (i) contributions made by the Bank to the Bank's Supplemental Executive Retirement Plan on behalf of Mr. Saul ($73,847) and Mr. Halpin $5,193); (ii) the taxable benefit of premiums paid by the Bank for group term insurance on behalf of Mr. Halpin ($1,450); (iii) contributions to the B.
F. Saul Company Employees Profit Sharing Retirement Plan (the "Retirement Plan"), a defined contribution plan, on behalf of Mr. Halpin ($15,763); and (iv) accrued earnings on awards previously made under the Bank's Deferred Compensation Plan on behalf of Mr. Saul ($154,291) and Mr. Halpin ($29,424).

Long-Term Incentive Plan Awards. The following table sets forth certain information concerning the principal contributions (the "Principal Contributions") credited by the Bank to the accounts (the "Accounts") of the executive officers of the Bank named above for fiscal 1997 under the Bank's Deferred Compensation Plan (the "Plan").

            Long-Term Incentive Program - Awards in Last Fiscal Year


                          Number   Performance
                         of Shares   Or Other    Estimated Future Payouts Under
                           Units   Period Until   Non-Stock Price-Based Plans
Name and Principal       Or Other  Maturation   -------------------------------
  Position               Rights(1)  Or Payout   Threshold  Target(2)  Maximum
------------------------ --------- ------------ ---------  --------- ----------
B. Francis Saul II(3)(4)    N/A        2002     $500,000   $895,424  $3,095,868
  Chairman and Chief
  Executive Officer


Stephen R. Halpin, Jr.(4)   N/A        2007     $110,000   $196,993    $681,091
  Vice President and
  Chief Financial
  Officer

------------------------

(1) The estimated future payouts shown in the table are based on assumed performance rates for the Bank during each year in the ten-year performance period. The actual payouts under the Plan may vary substantially from the payouts shown in the table, depending upon the Bank's actual rate of return on average assets for each fiscal year in the ten-year performance period ending September 30, 2007.

(2) The Plan does not establish any target performance levels. The payout amounts shown in this column have been calculated assuming that the Bank's rate of return on average assets during each of the years in the performance period are the same as the Bank's rate of return during the fiscal year ended September 30, 1997.

(3) The payout amount shown for Mr. Saul is the estimated amount that would be payable to Mr. Saul if his employment continued with the Bank for the entire ten-year performance period of the Plan. Mr. Saul will attain the age of 70 in 2002 at which time he will become fully vested in the account maintained for his benefit under the plan. Under the Plan, if Mr. Saul were to retire after that date, he could elect to have the Bank pay out the Net Contribution (as defined ) in his account prior to the year 2007. Certain of the awards credited by the Bank to the Account maintained for the benefit of Mr. Saul under the Plan vested at the time Mr. Saul attained age 60 in 1992. Certain other awards credited by the Bank to the Account maintained for the benefit of Mr. Saul will vest up on the earlier of (i) five years after the date of the award, (ii) his attainment of the age 70 in 2002, (iii) his death, (iv) his total or permanent disability, or a change in control of the Bank (as defined in the Plan). Accordingly, as of September 30, 1997, Mr. Saul was partially vested in the Account maintained for his benefit under the Plan. As of that date, the vested Account balance maintained for Mr. Saul's benefit under the plan was $866,474.

(4) As of September 30, 1996 the following individuals have vested Accounts that are payable within 120 days after September 30, 1997; Mr. Saul ($216,936); and Mr. Halpin ($36,156).

The Plan provides that, as of the end of each fiscal year in the ten-year period ending September 30, 2007 (or the executive officer's earlier termination of employment with the Bank), the Bank will add to or deduct from each executive officer's Account a contribution or deduction, as the case may be, which represents, the hypothetical interest (which may be positive or negative) earned on the Principal Contribution, based on the Bank's rate of return on average assets (as computed under the Plan) for the fiscal year then ended. (The Principal Contribution, plus or minus any interest credited or deducted, is referred to as the "Net Contribution").

Executive officers are entitled to receive the Net Contribution in their respective Account only upon full or partial vesting. Plan participants become fully vested in their Account under the Plan, provided that they remain continuously employed by the Bank during the vesting period, upon the earliest to occur of any of the following: (i) September 30, 2007; (ii) attainment of age 60; (iii) death; (iv) total and permanent disability; or (v) a change in control of the Bank (as defined in the Plan). Plan participants become partially vested to the extent of 50% of the Net Contribution in the Account, upon the termination of their employment by the Bank without cause (as defined in the Plan) after September 30, 2002.

Payouts are made under the Plan without 120 days after September 30, 2007, or the earlier termination of the executive officer's employment with the Bank, provided that vesting or partial vesting has occurred under the Plan.


ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                  AND MANAGEMENT

The following table sets forth certain information, as of December 5, 1997, concerning beneficial ownership of Common Shares and Preferred Shares of Beneficial Interest ("Preferred Shares") by (i) each person known by the Trust to be the beneficial owner of more than 5% of the Common Shares and the Preferred Shares, (ii) each member of the Board of Trustees, (iii) each executive officer of the Trust named in the Summary Compensation Table under "Executive Compensation" and (iv) all Trustees and executive officers of the Trust as a group.


                        Aggregate Number of          Percent
       Name of               Shares                     of
   Beneficial Owner     Beneficially Owned (1)        Class (1)
----------------------- ---------------------- ------------------
B. Francis Saul II           Preferred:
                             516,000 (2)               100.00%
                             Common:
                             4,807,510 (3)              99.60%

Philip D. Caraci             Common:
                             19,400 (4)                  0.40%

All Trustees and             Preferred:
executive officers           516,000 (2)               100.00%
as a group (10 persons)      Common:
                             4,826,910                 100.00%

-----------------------

(1) Beneficial owner and percent of class are calculated pursuant to rule 13d-3 under the Securities Exchange Act of 1934.

(2) Consists of Preferred Shares owned of record by B. F. Saul Company and other companies of which Mr. Saul is an officer, director and/or more than 10% shareholder (comprising 270,000 Preferred Shares owned by B. F. Saul Company, 90,000 Preferred Shares owned by Franklin Development Company, Inc., 90,000 Preferred Shares owned by The Klingle Corporation, and 66,000 Preferred Shares owned by Westminster Investing Corporation). The address of each person listed in this footnote is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815. Pursuant to Rule 13d-3, the Preferred Shares described above are considered to be beneficially owned by Mr. Saul because he has or may be deemed to have sole or shared voting and/or investment power in respect thereof.

(3) Consists of Common Shares owned of record by B. F. Saul Company and other companies of which Mr. Saul is an officer and director and/or more than 10% shareholder (comprising 1,125,739 Common Shares owned by Westminster Investing Corporation, 43,673 Common Shares owned by Derwood Investment Corporation (a subsidiary of Westminster Investing Corporation), 34,400 Common Shares owned by Somerset Investment Company, Inc. (a subsidiary of Westminster Investing Corporation), 2,545,362 Common Shares owned by B. F. Saul Company, 206,300 Common Shares owned by Columbia Credit Company (a subsidiary of B. F. Saul Company), 283,400 Common Shares owned by Columbia Securities Company of Washington, D. C., 172,918 Common Shares owned by Franklin Development Company, Inc., and 395,718 Common Shares owned by The Klingle Corporation). The address of each person listed in this footnote is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815. Pursuant to Rule 13d-3, the Common Shares described above are considered to be beneficially owned by Mr. Saul because he has or may be deemed to have sole or shared voting and/or investment power in respect thereof.

(4) Mr. Caraci has entered into an agreement with the Trust under which he is required to sell all Common Shares he then owns to the Trust when his employment by B. F. Saul Company and any of its affiliates ceases for any reason, including retirement, termination, death or disability. The price Mr. Caraci will receive for his Common Shares will be the greater of $28.00 per Share or the price the Trust determines at the time is the fair market value thereof.

The Preferred Shares were issued in June 1990 in connection with the transaction in which the Trust increased its equity interest in the Bank from 60% to 80%. The dividend rate on the Preferred Shares is $10.50 per share per annum. Dividends are cumulative and are payable annually or at such other times as the Trustees may determine, as and when declared by the Trustees out of any assets legally available therefor. The Preferred Shares have a liquidation preference of $100 per share. Subject to limits in certain of the Trust's loan agreements, the Preferred Shares are subject to redemption at the option of the Trust at a redemption price equal to their liquidation preference. Except as otherwise required by applicable law, the holders of Preferred Shares are entitled to vote only in certain limited situations, such as the merger of the Trust or a sale of all or substantially all of the assets of the Trust.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with B. F. Saul Company and its Subsidiaries. The Real Estate Trust is managed by the Advisor, a wholly owned subsidiary of the Saul Company. All of the officers of the Trust and B. Francis Saul II, George M. Rogers, Jr., B. Francis Saul III and John R. Whitmore, each of whom is a Trustee of the Trust, are also officers and/or directors of the Saul Company and/or its subsidiary corporations. The Advisor is paid a fixed monthly fee subject to annual review by the Trustees. The monthly fee was $292,000 for the period October 1994 through September 1995, $301,000 for the period October 1995 through March 1996, $306,000 for the period April 1996 through September 1996, and $311,000 for the period October 1996 through September 1997. The advisory contract has been extended until September 30, 1998, and will continue thereafter unless cancelled by either party at the end of any contract year. Certain loan agreements prohibit termination of this contract.

The Saul Company and Franklin, a wholly owned subsidiary of the Saul Company, provide services to the Real Estate Trust in the areas of commercial property management and leasing, hotel management, development and construction management, and acquisitions, sales and financings of real property. The fee schedules of the Saul Company and Franklin are reviewed and approved by the Trustees. Fees to the Saul Company and Franklin amounted to $5.1 million in fiscal 1997.

The Real Estate Trust reimburses the Advisor and Franklin for costs and expenses incurred in connection with the acquisition and development of real property on behalf of the Real Estate Trust, in-house legal expenses, and all travel expenses incurred in connection with the affairs of the Real Estate Trust.

The Real Estate Trust pays the Advisor fees equal to 1% of the principal amount of publicly offered Unsecured Notes as they are issued to offset the Advisor's costs of administering the program. The Advisor received $100,000 in such fees in fiscal 1997.

B. F. Saul Insurance Agency of Maryland, Inc., a subsidiary of the Saul Company, is a general insurance agency that receives commissions and counter-signature fees in connection with the Real Estate Trust's insurance program. Such commissions and fees amounted to $158,000 in fiscal 1997.

In fiscal 1994 the Real Estate Trust made an unsecured loan to the Saul Company of $15.0 million bearing interest at 1/2 percent over prime and due on demand. In fiscal 1995 the loan balance was reduced to $12.7 million. In fiscal 1996 the Real Estate Trust made loans aggregating $3.5 million to the Saul Company. During fiscal 1997 a curtail of $750,000 was paid by the Saul Company. At September 30, 1997 the total due the Real Estate Trust was $15.4 million. Interest accrued on these loans amounted to $1.4 million, $1.4 million and $1.2 million during fiscal 1997, 1996 and 1995 respectively.

Remuneration of Trustees and Officers. For fiscal 1997, the Real Estate Trust paid the Trustees $89,400 in fees for their services. See "Trustees and Executive Officers of the Trust." No compensation was paid to the officers of the Real Estate Trust for acting as such; however, Mr. Saul II was paid by the Bank for his services as the Bank's Chairman and Chief Executive Officer and Mr. Halpin was paid by the Bank for his services as Executive Vice President and Chief Financial Officer of the Bank. See "Executive Compensation." Messrs. Grosvenor, Rogers, Saul II and Saul III receive compensation for their services as directors of the Bank and Messrs. Rogers, Saul II , Saul III and Whitmore and all of the officers of the Real Estate Trust receive compensation from the Saul Company and/or its affiliated corporations as directors or officers thereof.

Legal Services. For legal services to the Real Estate Trust and its wholly-owned subsidiaries, the law firm in which the professional corporation of George M. Rogers, Jr., a Trustee of the Trust, is a partner received $293,000 in fiscal 1997, excluding expense reimbursements.

Other Transactions. The Real Estate Trust leases space to the Bank and Franklin at one of its income-producing properties. Amounts paid under these leases amounted to $239,000 in fiscal 1997.

                                      PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) The following documents are filed as part of this report:


      1.   Financial Statements

     The following consolidated Financial Statements of the Trust are incorporated by reference in Part II, Item 8.

           (a) Report of Independent Public Accountant.

           (b) Consolidated Balance Sheets - As of  September 30, 1997 and 1996.

           (c) Consolidated Statements of Operations - For the years ended
                      September 30, 1997, 1996 and 1995.

           (d) Consolidated Statements of Shareholders' Deficit - For the years ended September 30, 1997, 1996 and 1995.

           (e) Consolidated Statements of Cash Flows - For the years ended
                      September 30, 1997, 1996 and 1995.

           (f) Notes to Consolidated Financial Statements.

      2.   Financial Statement Schedules and Supplementary Data

           (a) Selected Quarterly Financial Data for the Real Estate Trust
                      are incorporated by reference in Part II, Item 8.

           (b) Report of Independent Public Accountant.

           (c) Schedules of the Real Estate Trust:

               Schedule I - Condensed Financial Information - For the years ended September 30, 1997, 1996 and 1995.

               Schedule III - Consolidated Schedule of Investment Properties
                      As of September 30, 1997.

EXHIBITS      DESCRIPTION
--------      -----------------------------------------------------------------
  3.         ORGANIZATIONAL DOCUMENTS

      (a) Amended and Restated Declaration of Trust filed with the Maryland State Department of Assessments and Taxation on June 22, 1990 as filed as Exhibit 3(a) to Registration Statement No. 33-34930 is hereby incorporated by reference.

      (b) Amendment to Amended and Restated Declaration of Trust reflected in Secretary Certificate filed with the Maryland State Department of Assessments and Taxation on June 26, 1990 as filed as Exhibit 3(b) to Registration Statement No. 33-34930 is hereby incorporated by reference.

      (c) Amended and Restated By-Laws of the Trust dated as of February 28, 1991 as filed as Exhibit T3B to the Trust's Form T-3 Application for Qualification of Indentures under the Trust Indenture Act of 1939 (File No. 22-20838) is hereby incorporated by reference.

  4.          INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING
              INDENTURES

      (a) Indenture dated as of March 30, 1994 between the Trust and Norwest Bank Minnesota, National Association, as Trustee, with respect to the Trust's 115/8% Series B Senior Secured Notes due 2002, as filed as Exhibit 4(a) to Registration Statement 33-52995 is hereby incorporated by reference.

      (b) Indenture with respect to the Trust's Senior Notes Due from One Year to Ten Years from Date of Issue as filed as Exhibit 4(a) to Registration No. 33-19909 is hereby incorporated by reference.

      (c) First Supplemental Indenture with respect to the Trust's Senior Notes due from One Year to Ten Years from Date of Issue as filed as Exhibit T-3C to the Trust's Form T-3 Application for Qualification of Indentures under the Trust Indenture Act of 1939 (File No. 22-20838) is hereby incorporated by reference.

      (d) Indenture with respect to the Trust's Senior Notes due from One Year to Ten Years from Date of Issue as filed as Exhibit 4(a) to Registration Statement No. 33-9336 is hereby incorporated by reference.

      (e) Fourth Supplemental Indenture with respect to the Trust's Senior Notes due from One Year to Ten Years from Date of Issue as filed as Exhibit 4(a) to Registration Statement No. 2-95506 is hereby incorporated by reference.

      (f) Third Supplemental Indenture with respect to the Trust's Senior Notes due from One Year to Ten Years from Date of Issue as filed as Exhibit 4(a) to Registration Statement No. 2-91126 is hereby incorporated by reference.

      (g) Second Supplemental Indenture with respect to the Trust's Senior Notes due from One Year to Ten Years from Date of Issue as filed as Exhibit 4(a) to Registration Statement No. 2-80831 is hereby incorporated by reference.

      (h) Supplemental Indenture with respect to the Trust's Senior Notes due from One Year to Ten Years from Date of Issue as filed as
              Exhibit 4(a) to Registration Statement No. 2-68652 is hereby incorporated by reference.

      (i) Indenture with respect to the Trust's Senior Notes due from One Year to Five Years from Date of Issue as filed as Exhibit T-3C to the Trust's Form T-3 Application for Qualification of Indentures under

EXHIBITS       DESCRIPTION
--------      -----------------------------------------------------------------

              the Trust Indenture Act of 1939 (file No. 22-10206) is hereby incorporated by reference

      (j) Indenture dated as of September 1, 1992 with respect to the Trust's Notes due from One to Ten Years form Date of Issue filed as Exhibit 4(a) to Registration Statement No. 33-34930 is hereby incorporated by reference.

  10.         MATERIAL CONTRACTS

      (a) Advisory Contract with B.F. Saul Advisory Company effective October 1, 1982 filed as Exhibit 10(a) to Registration Statement No. 2-80831 is hereby incorporated by reference.

      (b) Commercial Property Leasing and Management Agreement effective October 1, 1982 between the Trust and Franklin Property Company filed as Exhibit 10(b) to Registration Statement No. 2-80831 is hereby incorporated by reference.

      (c) Tax sharing Agreement dated June 28,1990 among the Trust, Chevy Chase Savings Bank F.S.B. and certain of their subsidiaries filed as Exhibit 10(c) to Registration Statement No. 33-34930 is hereby incorporated by reference.

      (d) Agreement dated June 28, 1990 among the Trust B.F. Saul Company, Franklin Development Co., Inc., The Klingle Corporation and Westminster Investing Corporation relating to the transfer of certain shares of Chevy Chase Savings Bank, F.S.B. and certain real property to the Trust in exchange for preferred shares of beneficial interest of the Trust filed as Exhibit 10(d) to Registration Statement No. 33-34930 is hereby incorporated by reference.

      (e) Regulatory Capital Maintenance/Dividend Agreement dated May 17, 1988 among B.F. Saul Company, the Trust and the Federal Savings and Loan Insurance Corporation filed as Exhibit 10(e) to the Trust's Annual Report on Form 10-K (File No. 1-7184) for the fiscal year ended September 30, 1991 is hereby incorporated by reference.

      (f) Written Agreement dated September 30, 1991 between the Office of Thrift Supervision and Chevy Chase Savings Bank, F.S.B. filed as
              Exhibit 10(f) to Registration Statement No. 33-34930 is hereby incorporated by reference.

      (g) Amendments to Commercial Property Leasing and Management Agreement between the Trust and Franklin Property Company dated as of December 31, 1992 (Amendment No. 5), July 1, 1989 (Amendment No. 4), October 1, 1986 (Amendment No. 3), January 1, 1985 (Amendment No. 2) and July 1, 1984 (Amendment No. 1) filed as Exhibit 10(o) to Registration Statement No. 33-34930 is hereby incorporated by reference.

      (h) Advisory Contract between B.F. Saul Advisory Company and Dearborn Corporation dated as of December 31, 1992 filed as Exhibit 10(p) to Registration Statement No. 33-34930 is hereby incorporated by reference.

      (i) Commercial Property Leasing and Management Agreement between Dearborn Corporation and Franklin Property Company dated as of December 31, 1992 filed as Exhibit 10(q) to Registration Statement No. 33-34930 is hereby incorporated by reference.

EXHIBITS      DESCRIPTION
--------      -----------------------------------------------------------------

      (j) Registration Rights and Lock-Up Agreement dated August 26, 1993 by and among Saul Centers, Inc. and the Trust, Westminster Investing Corporation, Van Ness Square Corporation, Dearborn Corporation, Franklin Property Company and Avenel Executive Park Phase II, Inc. as filed as Exhibit 10.6 to Registration Statement No. 33-64562 is hereby incorporated by reference.

      (k) Exclusivity and Right of First Refusal Agreement dated August 26, 1993 among Saul Centers, Inc., the Trust, B. F. Saul Company, Westminster Investing Corporation, Franklin Property Company, Van Ness Square Corporation, and Chevy Chase Savings Bank, F.S.B. as filed as Exhibit 10.7 to Registration Statement No. 33-64562 is hereby incorporated by reference.

      (l) First Amended and Restated Reimbursement Agreement dated as of August 1, 1994 by and among Saul Centers, Inc., Saul Holdings Limited Partnership, Saul Subsidiary I limited Partnership, Saul Subsidiary II Limited Partnership, Avenel Executive Park Phase II, Inc., Franklin Property Company, Westminster Investing Corporation, Van Ness Square Corporation, Dearborn Corporation and the Trust filed as Exhibit 10(l) to the Trust's Annual Report on Form 10-K (File No. 1-7184) for the fiscal year ended September 30, 1995 is hereby incorporated by reference.

      (m) Amendment to Written Agreement dated October 29, 1993 between the Office of Thrift Supervision and Chevy Chase Savings Bank, F.S.B. filed as Exhibit 10(u) to Registration Statement No. 33-34930 is hereby incorporated by reference.

      (n) Registration Rights Agreement dated as of March 30, 1994 among the Trust, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Friedman, Billings, Ramsey & Co., Inc. as filed as Exhibit 4(c) to Registration Statement No. 33-52995 is hereby incorporated by reference.

      (o) Bank Stock Registration Rights Agreement dated as of March 30, 1994 between the Trust and Norwest Bank Minnesota, National Association, as Trustee, as filed as Exhibit 4(d) to Registration Statement No. 33-52995 is hereby incorporated by reference.

*21.          List of Subsidiaries of the Trust.

*27.          Financial Data Schedule.



---------------------
*  Filed herewith.

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                           ON FINANCIAL STATEMENT SCHEDULES


To the Trusees and Shareholders of
  B.F. Saul Real Estate Investment Trust




We have audited the consolidated financial statements of B.F. Saul Real Estate Investment Trust (the "Trust") as of September 30, 1997 and 1996 and for the years then ended in accordance with generally accepted auditing standards, and have issued our report thereon dated December 9, 1997. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in Item 14 are the responsibility of the Trust's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects as to the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP


Washington, D.C.
December 9, 1997

B.F. SAUL REAL ESTATE INVESTMENT TRUST
CONDENSED FINANCIAL INFORMATION                              SCHEDULE I


(a) Required consensed financial information on the Trust is disclosed in the audited consolidated financial statements included herewith.

(b) Amounts of cash dividends paid to the Trust by consolidated subsidiaries were as follows:



                                     Year Ended September 30
                           ---------------------------------------
                              1997             1996           1995

                           $7,200,000    $6,800,000           None


Consolidated Schedule of Investment Properties - Real Estate Trust                                                   Schedule III
September 30, 1997
(Dollars in Thousands)

                                                            Costs
                                                         Capitalized                   Basis at Close of Period
                                                                       ----------------------------------------------------------
                                             Initial     Subsequent                   Buildings
                                             Basis to        to                          and          Leasehold
Hotels                                        Trust      Acquisition      Land       Improvements     Interests        Total
------------------------------------------ ------------- ------------- ----------- ------------------ ------------- -------------
Hampton Inn-Dulles, Sterling VA                    $ --       $ 6,085       $ 290           $ 5,795           $ --       $ 6,085
Holiday Inn, Auburn Hills MI                     10,450           876       1,031            10,295             --        11,326
Holiday Inn, Cincinnati OH                        6,859         2,428         245             9,042             --         9,287
Holiday Inn, Sterling VA                          6,950        20,023         862            26,111             --        26,973
Holiday Inn, Gaithersburg MD                      3,849        14,780       1,781            16,848             --        18,629
Holiday Inn, Herndon VA                           5,259            --       1,178             4,081             --         5,259
Holiday Inn, Pueblo CO                            3,458         2,270         561             5,167             --         5,728
Holiday Inn, Rochester NY                         3,340         9,359         605            12,094             --        12,699
Holiday Inn, Tysons Corner VA                     6,976        12,593       3,107            16,462             --        19,569
Howard Johnsons, Arlington VA                    10,187         2,815       1,183            11,819             --        13,002
                                           ------------- ------------- ----------- ------------------ ------------- -------------
Subtotal - Hotels                              $ 57,328      $ 71,229    $ 10,843         $ 117,714           $ --     $ 128,557
                                           ------------- ------------- ----------- ------------------ ------------- -------------

Commercial
------------------------------------------
900 Circle 75, Atlanta GA                      $ 33,434       $ 1,134       $ 563          $ 34,005           $ --      $ 34,568
1000 Circle 75, Atlanta GA                        2,820         1,057         248             3,629             --         3,877
1100 Circle 75, Atlanta GA                       22,746         2,003         419            24,330             --        24,749
8201 Greensboro, Tysons Corner VA                28,890         3,700       1,633            30,957             --        32,590
Commerce Ctr-Ph II, Ft Lauderdale FL              4,266           719         782             4,203             --         4,985
Dulles North, Loudoun County VA                      --         5,552         421             5,131             --         5,552
Metairie Tower, Metairie LA                       2,729           578         403             2,904             --         3,307
                                           ------------- ------------- ----------- ------------------ ------------- -------------
Subtotal - Commercial                          $ 94,885      $ 14,743     $ 4,469         $ 105,159           $ --     $ 109,628
                                           ------------- ------------- ----------- ------------------ ------------- -------------


Consolidated Schedule of Investment Properties - Real Estate Trust                                       Schedule III (Continued)
September 30, 1997
(Dollars in Thousands)
                                                            Costs
                                                         Capitalized                   Basis at Close of Period
                                                                       ----------------------------------------------------------
                                             Initial     Subsequent                   Buildings
                                             Basis to        to                          and          Leasehold
Purchase-Leasebacks                           Trust      Acquisition      Land       Improvements     Interests        Total
------------------------------------------ ------------- ------------- ----------- ------------------ ------------- -------------
Chateau di Jon, Metairie, LA                    $ 1,125          $ --     $ 1,125              $ --           $ --       $ 1,125
Country Club, Knoxville, TN                         500            --         500                --             --           500
Houston Mall, Warner Robbins, GA                    650            --         650                --             --           650
Old National, Atlanta, GA                           550            --         550                --             --           550
                                           ------------- ------------- ----------- ------------------ ------------- -------------
Subtotal - Purchase-Leasebacks                  $ 2,825          $ --     $ 2,825              $ --           $ --       $ 2,825
                                           ------------- ------------- ----------- ------------------ ------------- -------------

Miscellaneous investments                         $ 633         $ 807       $ 250           $ 1,041          $ 149       $ 1,440
                                           ------------- ------------- ----------- ------------------ ------------- -------------

Total Income-Producing Properties             $ 155,671      $ 86,779    $ 18,387         $ 223,914          $ 149     $ 242,450
                                           ------------- ------------- ----------- ------------------ ------------- -------------

Land Parcels
------------------------------------------
Arvida Park of Commerce,
    Boca Raton, FL                              $ 7,378           143     $ 7,521              $ --           $ --       $ 7,521
Avenel, Gaithersburg, MD                            361           (82)        279                --             --           279
Church Road, Loudoun Co., VA                      2,586         2,272       4,858                --             --         4,858
Circle 75, Atlanta, GA                           12,927         4,276      17,203                --             --        17,203
Flagship Centre, Rockville, MD                    1,729            39       1,768                --             --         1,768
Holiday Inn - Auburn Hills, Auburn Hills MI                       656         656                --             --           656
Holiday Inn - Rochester, Roch., NY                   68            --          68                --             --            68
Overland Park, Overland Park, KA                  3,771           398       4,169                --             --         4,169
Prospect Indust. Pk, Ft. Laud., FL                2,203            10       2,213                --             --         2,213
Sterling Blvd., Loudoun Co., VA                      --         3,425       3,425                --             --         3,425
                                           ------------- ------------- ----------- ------------------ ------------- -------------
Subtotal                                       $ 31,023      $ 11,137    $ 42,160              $ --           $ --      $ 42,160
                                           ------------- ------------- ----------- ------------------ ------------- -------------

Total Investment Properties                   $ 186,694      $ 97,916    $ 60,547         $ 223,914          $ 149     $ 284,610
                                           ============= ============= =========== ================== ============= =============


Consolidated Schedule of Investment Properties - Real Estate Trust                                       Schedule III (Continued)
September 30, 1997
(Dollars in Thousands)

                                                                                                                     Buildings
                                                                                                                        and

                                                                                                                   Improvements
                                               Accumulated           Related          Date of          Date         Depreciable
Hotels                                         Depreciation           Debt         Construction      Acquired      Lives (Years)
------------------------------------------  ------------------- ------------------ -------------- --------------- ----------------
Hampton Inn-Dulles, Sterling VA                        $ 2,263            $ 6,017      1987            4/87            31.5
Holiday Inn, Auburn Hills MI                             1,084              7,254      1989           11/94            31.5
Holiday Inn, Cincinnati OH                               4,723              5,738      1975            2/76             40
Holiday Inn, Dulles VA                                  11,227             12,133      1971           11/84             28
Holiday Inn, Gaithersburg MD                             6,965              6,926      1972            6/75             45
Holiday Inn, Herndon VA                                    133              3,364      1987           10/96             40
Holiday Inn, Pueblo CO                                   2,582              3,604      1973            3/76             40
Holiday Inn, Rochester NY                                5,710             13,256      1975            3/76             40
Holiday Inn, Tysons Corner VA                            7,225             15,608      1971            6/75             47
Howard Johnsons, Arlington VA                            5,358              9,014      1973           11/83             30
                                            ------------------- ------------------
Subtotal - Hotels                                     $ 47,270           $ 82,914
                                            ------------------- ------------------

Commercial
------------------------------------------
900 Circle 75, Atlanta GA                             $ 12,226           $ 20,924      1985           12/85             35
1000 Circle 75, Atlanta GA                               1,956              3,460      1974            4/76             40
1100 Circle 75, Atlanta GA                              10,640             14,332      1982            9/82             40
8201 Greensboro, Tysons Corner VA                        9,444             34,681      1985            4/86             35
Commerce Ctr-Ph II, Ft Lauderdale FL                     1,428              3,028      1986            1/87             35
Dulles North, Loudoun County VA                          1,093              3,172      1990           10/90            31.5
Metairie Tower, Metairie LA                              1,544                 --      1974           11/76             40
                                            ------------------- ------------------
Subtotal - Commercial                                 $ 38,331           $ 79,597
                                            ------------------- ------------------


Consolidated Schedule of Investment Properties - Real Estate Trust                                       Schedule III (Continued)
September 30, 1997
(Dollars in Thousands)
                                                                                                                     Buildings
                                                                                                                        and
                                                                                                                   Improvements
                                               Accumulated           Related          Date of          Date         Depreciable
Purchase-Leasebacks                            Depreciation           Debt         Construction      Acquired      Lives (Years)
------------------------------------------  ------------------- ------------------ -------------- --------------- ----------------
Chateau di Jon, Metairie, LA                              $ --               $ --                     11/73
Country Club, Knoxville, TN                                 --                 --                      5/76
Houston Mall, Warner Robbins, GA                            --                 --                      2/72
Old National, Atlanta, GA                                   --                 --                      8/71
                                            ------------------- ------------------
Subtotal - Purchase-Leasebacks                            $ --               $ --
                                            ------------------- ------------------

Miscellaneous investments                                $ 314               $ --
                                            ------------------- ------------------

Total Income-Producing Properties                     $ 85,915          $ 162,511
                                            ------------------- ------------------

Land Parcels
------------------------------------------
Arvida Park of Commerce,
    Boca Raton, FL                                        $ --           $ 16,390                  12/84 & 5/85
Avenel, Gaithersburg, MD                                    --                 --                     12/76
Church Road, Loudoun Co., VA                                --                 --                  9/84 & 4/85
Circle 75, Atlanta, GA                                      --              2,312                  2/77 & 1/84
Flagship Centre, Rockville, MD                              --                 --                      8/85
Holiday Inn - Auburn Hills, Auburn Hills MI                 --                499                      7/97
Holiday Inn - Rochester, Roch., NY                          --                 --                      9/86
Overland Park, Overland Park, KA                            --                 --                  1/77 & 2/85
Prospect Indust. Pk, Ft. Laud., FL                          --                 --                  10/83 & 8/84
Sterling Blvd., Loudoun Co., VA                             --                 --                      4/84
                                            ------------------- ------------------
Subtotal                                                  $ --           $ 19,201
                                            ------------------- ------------------

Total Investment Properties                           $ 85,915          $ 181,712
                                            =================== ==================

CONSOLIDATED SCHEDULE OF INVESTMENT PROPERTIES - REAL ESTATE TRUST

NOTES:

(1) See Summary of Significant Accounting Policies for basis of recording investment properties and computing depreciation. Investment properties are discussed in Note 3 to Consolidated Financial Statements.
(2) A reconciliation of the basis of investment properties and accumulated depreciation follows.


BASIS OF INVESTMENT PROPERTIES AND ACCUMULATED DEPRECIATION
(In thousands)

                                                                     For The Year Ended September 30
                                                  -----------------------------------------------------------------------
                                                           1997                    1996                    1995
                                                  ----------------------- ----------------------- -----------------------

Basis of investment properties
-------------------------------------------------

Balance at beginning of period                                 $ 274,208               $ 277,385               $ 266,095
Additions (reductions) during the period:
    Capital expenditures                                          12,069                   7,408                  16,462
    Sales - nonaffiliates                                           (525)                 (5,382)                     --
    Write-down of assets to net realizable value                      --                      --                  (2,727)
    Other                                                         (1,142)                 (5,203)                 (2,445)
                                                  ----------------------- ----------------------- -----------------------
Balance at end of period                                       $ 284,610               $ 274,208               $ 277,385
                                                  ======================= ======================= =======================


Accumulated depreciation
-------------------------------------------------

Balance at beginning of period                                  $ 76,513                $ 75,140                $ 68,111
Additions (reductions) during the period:
    Depreciation expense                                          10,543                  10,020                   9,714
    Sales - nonaffiliates                                             --                  (3,441)                     --
    Other                                                         (1,141)                 (5,206)                 (2,685)
                                                  ----------------------- ----------------------- -----------------------
Balance at end of period                                        $ 85,915                $ 76,513                $ 75,140
                                                  ======================= ======================= =======================

                                      SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Trust has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                 B.F. Saul Real Estate Investment Trust

December 29, 1997                B. Francis Saul II
                                 ---------------------------------------------
                                 B. Francis Saul II
                                 Chairman of the Board


    Pursuant to the requirements of the Securities Exchanges Act of 1934. this report had been signed below by the following persons on behalf of the registrant and in the capacities indicated on the dates shown.

         Signature                      Title                        Date
         ---------                      -----                        ----

   B. Francis Saul II
--------------------------  Trustee, Chairman of the Board
   B. Francis Saul II       (Principal Executive Officer)     December 29, 1997


   Stephen R. Halpin, Jr.                                     December 29, 1997
--------------------------   Vice President and Chief
   Stephen R. Halpin, Jr.    Financial Officer (Principal
                             Financial Officer)


   Ross E. Heasley                                            December 29, 1997
--------------------------   Vice President (Principal
   Ross E. Heasley           Accounting Officer)


   Garland J. Bloom, Jr.                                      December 29, 1997
--------------------------   Trustee
   Garland J. Bloom, Jr.


   Gilbert M. Grosvenor                                       December 29, 1997
--------------------------   Trustee
   Gilbert M. Grosvenor


   George M. Rogers, Jr.                                      December 29, 1997
--------------------------   Trustee
   George M. Rogers, Jr.


   John R. Whitmore                                           December 29, 1997
--------------------------   Trustee
   John R. Whitmore


                                                                     EXHIBIT 21
B. F. SAUL REAL ESTATE INVESTMENT TRUST
LIST OF SUBSIDIARIES

                                                                   Current
                                      Site of        Date of       Principal
                                      Incorporation  Acquisition/  Business
                                                     Formation     Activity
-------------------------------------------------------------------------------
100% OWNED SUBSIDIARIES
Arlington Hospitality Corp.           Virginia        1997         Hotel Owner
Auburn Hills Hotel Corporation        Maryland        1994         Hotel Owner
Auburn Hills Land Corp.               Maryland        1997         Land Owner
Avenel Executive Park Phase II, Inc.  Maryland        1987         Real Estate
                                                                    Investor
Commerce Center Development Corp.     Florida         1980         Office Park
                                                                    Owner
Crystal City Hospitality Corp.        Virginia        1989         Hotel Owner
Dallas San Simeon Incorporated        Texas           1993         Apartment
                                                                    Project
                                                                    Owner
Dearborn Corporation                  Delaware        1992         Land Owner
Dulles Airport Hotel Corporation      Virginia        1989         Inactive
Dulles Hospitality Corp.              Virginia        1997         Hotel Owner
Flagship Centre Corporation           Maryland        1985         Land Owner
Herndon Hotel Corporation             Virginia        1996         Hotel Owner
MHC Airport Inn. Inc. (a)             New York        1980/1976    Hotel
                                                                    Operator
MHC Corporation                       Maryland        1980/1974    Hotel
                                                                    Operator
Metairie Office Towers, Inc. (b)      Louisiana       1995         Office Bldg
                                                                    Owner
NVA Development Corporation           Virginia        1984         Gen'l Part/
                                                                    Real Est.
                                                                    P/ship
Peachtree / Northeast Corp.           Georgia         1979         Land Owner
Pueblo Hotel Corp.                    Colorado        1985         Hotel Owner
Rochester Airport Hotel Corporation   New York        1986         Inactive
Scope Hospitality Corp.               Virginia        1989         Inactive
Sharonville Hotel Corporation         Ohio            1986         Inactive
Sterling Hotel Corporation            Virginia        1997         Hotel Owner
Tysons Corner Hospitality Corp.       Virginia        1989         Inactive
Wheeler Road, Inc.                    Maryland        1992         Inactive
900 Corporation                       Georgia         1981         Office Bldg
                                                                    Owner
1100 Corporation                      Georgia         1979         Office Bldg
                                                                    Owner
1113 Corporation                      Florida         1984         Gen'l Part/
                                                                    Real Est.
                                                                    P/ship

---------------------------------------
(a) Subsidiary of MHC Corporation
(b) Subsidiary of Dearborn Corporation

B. F. SAUL REAL ESTATE INVESTMENT TRUST
LIST OF SUBSIDIARIES (Continued)


                                                                                    Date of               Current
                                                                    Site of        Acquistion        Principal Business
                                                   Note           Corporation      Formation/             Activity
--------------------------------------------------------------------------------------------------------------------------------
 80% OWNED SUBSIDIARIES
 Ashburn Village Development Corporation            (A)             Maryland         1991         Real Estate Owned (REO)
 Bailey's Corporation (sold property 11/95)         (A)             Maryland         1993                 Inactive
 Balmoral Golf Corporation                          (B)             Maryland         1992                 Inactive
 B. F. Saul Mortgage Company                        (C)             Maryland         1984       Residential Loan Origination
 Bondy Way Development Corporation                  (A)             Maryland         1990                    REO
 Brambleton Land Corporation                        (A)             Maryland         1977                    REO
 Brooke Manor Land Corporation (sold
    property 8/96)                                  (A)             Maryland         1990                 Inactive
 CCB Holding Corporation                            (C)             Delaware         1994                Investments
 CCRE, Inc.                                         (D)             Maryland         1984                 Inactive
 Cherrytree Corporation                             (A)             Maryland         1993                    REO
 Chevy Chase Bank, F.S.B.                                        United States       1969               Savings Bank
 Chevy Chase Financial Services Corporation         (C)             Virginia         1996     Stock Ownership of CCIA and CCS
 Chevy Chase Insurance Agency, Inc. ("CCIA")        (E)             Maryland       1985/1971          Insurance Agency
 Chevy Chase Mortgage Company                       (F)             Maryland         1972                 Inactive
 Chevy Chase Mortgage Company of Virginia           (C)             Virginia         1996                 Inactive
 Chevy Chase Preferred Capital Corporation          (C)             Maryland         1996    Real Estate Investment Trust (REIT)
 Chevy Chase Real Estate Corporation                (C)             Virginia         1996              Holding Company
 Chevy Chase Securities, Inc. ("CCS")               (E)             Maryland         1984                Securities
 Consumer Finance Corporation                       (C)             Virginia         1994         Consumer Loan Origination
 Duvall Village Corporation                         (A)             Maryland         1992                    REO
 First Balmoral Corporation                         (A)             Maryland         1991                    REO
 Great Seneca Development Corporation               (A)             Maryland         1991                    REO
 Hamlets at Brambleton, Inc.                        (A)             Virginia         1997                    REO
 Inglewood Corporation (sold property 11/95)        (A)             Maryland         1990                 Inactive
 Manor Holding Corporation                          (C)             Virginia         1996                 Inactive
 Manor Investment Company                           (G)             Maryland         1971     Real Estate Ownership / Development
 Marbury I Corporation                              (A)             Maryland         1991                    REO
 Marbury II Corporation                             (A)             Maryland         1991                    REO
 NML Corporation                                    (A)             Maryland         1992                    REO
 North Ode Street Development Corporation           (D)             Maryland         1981      Real Estate Finance / Development
 Oak Den, Inc. (sold remaining lots 10/94)          (A)             Maryland         1991                 Inactive
 Old Chapel Corporation                             (A)             Maryland         1992                    REO
 Presley Corporation                                (C)             Maryland         1993            Real Estate Ownership
 Primrose Development Corporation                   (A)             Maryland         1990                    REO
 Ridgeview Centre Corp.                             (A)             Maryland         1992                    REO
 Ronam Corporation, Inc.                            (C)             Maryland         1986       Real Estate Finance/Development
 Sully Park Corporation (sold property 6/96)        (A)             Maryland         1990                 Inactive
 Sully Station Corporation (sold property 9/97)     (A)             Maryland         1990                 Inactive
 Sycolin - Leesburg Corporation                     (A)             Maryland         1992                    REO
 Terminal Drive Properties Corporation              (A)             Maryland         1991                    REO

-------------------------------------------
(A)   Subsidiary of Chevy Chase Real Estate Corporation
(B)   Subsidiary of First Balmoral Corporation
(C)   Subsidiary of Chevy Chase Bank, F.S.B.
(D)   Subsidiary of Manor Investment Company
(E)   Subsidiary of Chevy Chase Financial Services Corporation
(F)   Subsidiary of Chevy Chase Mortgage Company of Virginia
(G)   Subsidiary of Manor Holding Company

                                                                    Attachment B


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20579

                                    FORM 10-Q


  X      QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
-----    SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended                  December 31, 1997
                                -----------------------------------------------

                                       OR

----- TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to
                               ---------------------     ----------------------

Commission file number: 1-7184


                     B. F. SAUL REAL ESTATE INVESTMENT TRUST
-------------------------------------------------------------------------------
             (Exact name of registrant as specified in the charter)


         Maryland                                        52-6053341
-------------------------------------------------------------------------------
(State or other jurisdiction of                       (I.R.S. Employer
 incorporation or organization)                      Identification No.)


   8401 Connecticut Avenue,
   Chevy Chase, Maryland                                       20815
-------------------------------------------------------------------------------
(Address of principal executive office)                     (Zip Code)

                                 (301) 986-6000
-------------------------------------------------------------------------------
              (Registrant's telephone number, including area code)


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes X No
                                             ---    ---

         The number of Common Shares of Beneficial Interest, $1 Par Value, outstanding as of February 9, 1998, was 4,826,910.

PART I.           FINANCIAL INFORMATION


Item 1.           Financial Statements:

                  (a) Consolidated Balance Sheets at December 31, 1997 and
                         September 30, 1997

                  (b) Consolidated Statements of Operations for the
                         three-month periods ended December 31, 1997 and 1996

                  (c) Consolidated Statements of Cash Flows for the
                         three-month periods ended December 31, 1997 and 1996

                  (d) Notes to Consolidated Financial Statements


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations:

                  (a) Financial Condition
                            Real Estate
                            Banking

                  (b) Liquidity and Capital Resources
                            Real Estate
                            Banking

                  (c) Results of Operations
                            Three months ended December 31, 1997 compared
                              to three months ended December 31, 1996

PART II.          OTHER INFORMATION

Item 6.           Exhibits:

                  Exhibit 27

Consolidated Balance Sheets
B. F. SAUL REAL ESTATE INVESTMENT TRUST (Unaudited)
==============================================================================================================================
                                                                                                  December 31   September 30
                                                                                                 -------------- --------------
(In thousands)                                                                                       1997           1997
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Real Estate
Income-producing properties
    Hotel                                                                                          $   155,325    $   128,557
    Office and industrial                                                                              109,443        109,628
    Other                                                                                                4,275          4,265
                                                                                                   ------------   ------------
                                                                                                       269,043        242,450
    Accumulated depreciation                                                                           (88,574)       (85,915)
                                                                                                   ------------   ------------
                                                                                                       180,469        156,535
Land parcels                                                                                            42,279         42,160
Construction in progress                                                                                 4,298          2,480
Cash and cash equivalents                                                                                8,628         18,248
Other assets                                                                                            81,745         81,150
                                                                                                   ------------   ------------
                    Total real estate assets                                                           317,419        300,573
------------------------------------------------------------------------------------------------------------------------------
Banking
Cash and other deposits                                                                                376,751        286,891
Federal funds sold and securities purchased under agreements to resell                                 300,000        365,000
Loans held for sale                                                                                    108,441        102,749
Loans held for securitization and sale                                                                 180,000        220,000
Trading securities                                                                                      16,744          7,899
Investment securities (market value $38,977 and $5,012, respectively)                                   39,008          4,998
Mortgage-backed securities (market value $1,746,589 and $1,984,667, respectively)                    1,752,149      1,985,707
Loans receivable (net of allowance for losses of $113,131 and $105,679, respectively)                2,327,325      2,104,240
Federal Home Loan Bank stock                                                                            33,170         33,170
Real estate held for investment or sale (net of allowance for losses of $143,872 and $140,936,
   respectively                                                                                         88,932         94,290
Property and equipment, net                                                                            278,832        273,562
Goodwill and other intangible assets, net                                                               31,680          8,846
Interest-only strips, net                                                                              139,365        105,812
Other assets                                                                                           456,544        464,249
                                                                                                   ------------   ------------
                    Total banking assets                                                             6,128,941      6,057,413
------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                       $ 6,446,360    $ 6,357,986
------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Real Estate
Mortgage notes payable                                                                             $   206,969    $   180,204
Notes payable - secured                                                                                175,000        175,000
Notes payable - unsecured                                                                               47,252         46,633
Deferred gains - real estate                                                                           112,883        112,883
Accrued dividends payable - preferred shares of beneficial interest                                     37,585         36,231
Other liabilities and accrued expenses                                                                  31,648         39,959
                                                                                                   ------------   ------------
                    Total real estate liabilities                                                      611,337        590,910
------------------------------------------------------------------------------------------------------------------------------
Banking
Deposit accounts                                                                                     4,994,545      4,893,756
Borrowings                                                                                              86,931         81,840
Federal Home Loan Bank advances                                                                        139,939        188,511
Other liabilities and accrued expenses                                                                 170,551        168,060
Capital notes -- subordinated                                                                          250,000        250,000
                                                                                                   ------------   ------------
                    Total banking liabilities                                                        5,641,966      5,582,167
------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies
Minority interest held by affiliates                                                                    53,734         51,388
Minority interest -- other                                                                             218,307        218,306
------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                                    6,525,344      6,442,771
------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' DEFICIT
Preferred shares of beneficial interest, $10.50 cumulative, $1 par value, 90 million shares
    authorized, 516,000 shares issued and outstanding, liquidation value $51.6 million                     516            516
Common shares of beneficial interest, $1 par value, 10 million shares authorized,
    6,641,598 shares issued                                                                              6,642          6,642
Paid-in surplus                                                                                         92,943         92,943
Deficit                                                                                               (137,140)      (142,642)
Net unrealized holding loss                                                                                (97)          (396)
                                                                                                   ------------   ------------
                                                                                                       (37,136)       (42,937)
Less cost of 1,814,688 common shares of beneficial interest in treasury                                (41,848)       (41,848)
                                                                                                   ------------   ------------
TOTAL SHAREHOLDERS' DEFICIT                                                                            (78,984)       (84,785)
------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                                        $ 6,446,360    $ 6,357,986
------------------------------------------------------------------------------------------------------------------------------
The Notes to Consolidated Financial Statements are an integral part of these statements.


Consolidated Statements of Operations
B. F. SAUL REAL ESTATE INVESTMENT TRUST (Unaudited)
===================================================================================================================================
                                                                                                         For the Three Months
                                                                                                           Ended December 31
                                                                                                     ------------------------------
(In thousands, except per share amounts)                                                                 1997            1996
-----------------------------------------------------------------------------------------------------------------------------------
REAL ESTATE
Income
Hotels                                                                                               $      15,206   $      13,209
Office and industrial properties                                                                             5,518           4,833
Other                                                                                                        1,025             978
                                                                                                     --------------  --------------
Total income                                                                                                21,749          19,020
-----------------------------------------------------------------------------------------------------------------------------------
Expenses
Direct operating expenses:
    Hotels                                                                                                  10,222           9,061
    Office and industrial properties                                                                         1,911           1,840
    Land parcels and other                                                                                     399             469
Interest expense                                                                                            10,082           9,971
Amortization of debt expense                                                                                   140             174
Depreciation                                                                                                 2,659           2,649
Advisory, management and leasing fees - related parties                                                      2,043           1,912
General and administrative                                                                                     384             480
                                                                                                     --------------  --------------
Total expenses                                                                                              27,840          26,556
-----------------------------------------------------------------------------------------------------------------------------------
Equity in earnings (losses) of unconsolidated entities                                                      (1,339)            444
-----------------------------------------------------------------------------------------------------------------------------------
REAL ESTATE OPERATING LOSS                                                                           $      (7,430)  $      (7,092)
-----------------------------------------------------------------------------------------------------------------------------------
BANKING
Interest income
Loans                                                                                                $      74,495   $      93,240
Mortgage-backed securities                                                                                  26,607          18,914
Trading securities                                                                                             472             244
Investment securities                                                                                          402             144
Other                                                                                                        4,419           2,729
                                                                                                     --------------  --------------
Total interest income                                                                                      106,395         115,271
-----------------------------------------------------------------------------------------------------------------------------------
Interest expense
Deposit accounts                                                                                            48,779          38,326
Borrowings                                                                                                   9,513          19,218
                                                                                                     --------------  --------------
Total interest expense                                                                                      58,292          57,544
                                                                                                     --------------  --------------
Net interest income                                                                                         48,103          57,727
Provision for loan losses                                                                                  (35,062)        (26,840)
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                                                         13,041          30,887
-----------------------------------------------------------------------------------------------------------------------------------
Other income
Loan and deposit servicing fees                                                                             76,228          63,285
Credit card fees                                                                                            13,758          14,532
Gain (loss) on sales of trading securities, net                                                                557             (51)
Loss on real estate held for investment or sale, net                                                        (4,914)         (4,374)
Gain on sales of loans, net                                                                                 33,172           7,901
Net unrealized gain on interest-only strips                                                                  3,824              --
Other                                                                                                        6,744           6,318
                                                                                                     --------------  --------------
Total other income                                                                                         129,369          87,611
-----------------------------------------------------------------------------------------------------------------------------------
Continued on following page.


Consolidated Statements of Operations (Continued)
B. F. SAUL REAL ESTATE INVESTMENT TRUST (Unaudited)
===================================================================================================================================
                                                                                                         For the Three Months
                                                                                                           Ended December 31
                                                                                                     ------------------------------
(In thousands, except per share amounts)                                                                 1997            1996
-----------------------------------------------------------------------------------------------------------------------------------
BANKING (Continued)
Operating expenses
Salaries and employee benefits                                                                       $      44,845   $      36,604
Loan                                                                                                         9,762           4,320
Property and equipment                                                                                       6,680           5,665
Marketing                                                                                                   20,315          20,077
Data processing                                                                                             10,549          11,845
Depreciation and amortization                                                                                7,830           6,543
Deposit insurance premiums                                                                                   1,466           2,066
Amortization of goodwill and other intangible assets                                                           798             368
Other                                                                                                       10,732          11,052
                                                                                                     --------------  --------------
Total operating expenses                                                                                   112,977          98,540
-----------------------------------------------------------------------------------------------------------------------------------
BANKING OPERATING INCOME                                                                             $      29,433   $      19,958
-----------------------------------------------------------------------------------------------------------------------------------

TOTAL COMPANY
Operating income                                                                                     $      22,003   $      12,866
Income tax provision                                                                                         5,581           5,131
                                                                                                     --------------  --------------
Income before extraordinary item and minority interest                                                      16,422           7,735
Extraordinary item:
    Loss on early extinguishment of debt, net of taxes                                                        (266)             --
                                                                                                     --------------  --------------
Income before minority interest                                                                             16,156           7,735
Minority interest held by affiliates                                                                        (2,971)         (1,740)
Minority interest -- other                                                                                  (6,329)         (3,692)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL COMPANY NET INCOME                                                                                     6,856           2,303

DEFICIT
Beginning of period                                                                                       (142,642)       (156,084)
Dividends
    Preferred shares of beneficial interest                                                                  1,354           1,354
-----------------------------------------------------------------------------------------------------------------------------------
End of period                                                                                        $    (137,140)  $    (155,135)
-----------------------------------------------------------------------------------------------------------------------------------


NET INCOME AVAILABLE TO COMMON
    SHAREHOLDERS                                                                                     $       5,502   $         949

NET INCOME PER COMMON SHARE
Income before extraordinary item and minority interest                                               $        3.13   $        1.32
Extraordinary item:
    Loss on early extinguishment of debt, net of taxes                                                       (0.06)           --
                                                                                                     --------------  --------------
Income before minority interest                                                                               3.07            1.32
Minority interest held by affiliates                                                                         (0.62)          (0.36)
Minority interest -- other                                                                                   (1.31)          (0.76)
-----------------------------------------------------------------------------------------------------------------------------------

NET INCOME PER COMMON SHARE                                                                          $        1.14   $        0.20
-----------------------------------------------------------------------------------------------------------------------------------

The Notes to Consolidated Financial Statements are an integral part of these statements.


Consolidated Statements of Cash Flows
B. F. SAUL REAL ESTATE INVESTMENT TRUST (Unaudited)
===================================================================================================================================
                                                                                                         For the Three Months
                                                                                                           Ended December 31
                                                                                                     ------------------------------
(In thousands)                                                                                           1997            1996
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Real Estate
Net loss                                                                                             $      (5,027)  $      (4,658)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
    Depreciation                                                                                             2,659           2,649
    Early extiguishment of debt                                                                                266              --
    Decrease (increase) in accounts receivable and accrued income                                           (1,397)           (855)
    Decrease (increase) in deferred tax asset                                                               (2,691)         (2,517)
    Increase in accounts payable and accrued expenses                                                       (7,209)         (5,772)
    Amortization of debt expense                                                                               140             174
    Equity in (earnings) losses of unconsolidated entities                                                   1,339            (444)
    Other                                                                                                    2,632           2,653
                                                                                                     --------------  --------------
                                                                                                            (9,288)         (8,770)
                                                                                                     --------------  --------------
Banking
Net income                                                                                                  11,883           6,961
Adjustments to reconcile net income to net cash provided by (used in)
    operating activities:
    Amortization (accretion) of premiums, discounts and net deferred loan fees                               7,998          (1,172)
    Depreciation and amortization                                                                            7,889           6,656
    Amortization of goodwill and other intangible assets                                                       802           2,418
    Provision for loan losses                                                                               35,062          26,840
    Capitalized interest on real estate held for investment or sale                                           (499)           (559)
    Net purchases of trading securities                                                                     (8,845)             --
    Proceeds from sales of trading securities                                                              137,539          91,926
    Net fundings of loans held for sale and/or securitization                                             (197,425)       (191,348)
    Proceeds from sales of loans held for sale and/or securitization                                       829,487         755,197
    Earnings on real estate                                                                                   (332)           (424)
    Provision for losses on real estate held for investment or sale                                          5,307           4,697
    (Gain) loss on sales of trading securities, net                                                           (557)             51
    Gain on sales of loans, net                                                                            (33,172)         (7,901)
    Unrealized gain on interest-only strips                                                                 (3,824)             --
    Increase in interest-only strips                                                                       (33,553)             --
    Increase in excess servicing assets                                                                         --          (9,117)
    Decrease (increase) in servicing assets                                                                  6,930          (1,519)
    Increase in goodwill and other intangible assets                                                       (23,870)             --
    Decrease (increase) in other assets                                                                        557         (64,169)
    Increase (decrease )in other liabilities and accrued expenses                                            1,455         (16,475)
    Minority interest held by affiliates                                                                     2,971           1,740
    Minority interest - other                                                                                2,438           2,438
    Other                                                                                                    3,940          (2,136)
                                                                                                     --------------  --------------
                                                                                                           752,181         604,104
                                                                                                     --------------  --------------
Net cash provided by operating activities                                                                  742,893         595,334
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Real Estate
Capital expenditures - properties                                                                           (2,086)         (1,497)
Property acquisitions                                                                                      (26,124)         (4,709)
Equity investment in unconsolidated entities                                                                 1,327           1,097
                                                                                                     --------------  --------------
                                                                                                           (26,883)         (5,109)
                                                                                                     --------------  --------------
Banking
Net proceeds from redemption of Federal Home Loan Bank stock                                                    --           9,482
Net proceeds from sales of real estate                                                                       3,566           7,327
Net fundings of loans receivable                                                                          (691,629)       (725,811)
Principal collected on mortgage-backed securities                                                          233,730         103,667
Purchases of investment securities                                                                         (34,010)             --
Purchases of mortgage-backed securities                                                                         --        (168,941)
Purchases of loans receivable                                                                             (272,979)       (195,186)
Purchases of property and equipment                                                                        (13,253)        (17,295)
Disbursements for real estate held for investment or sale                                                   (3,325)         (5,952)
Other                                                                                                       (1,830)            233
                                                                                                     --------------  --------------
                                                                                                          (779,730)       (992,476)
                                                                                                     --------------  --------------
Net cash used in investing activities                                                                     (806,613)       (997,585)
-----------------------------------------------------------------------------------------------------------------------------------
Continued on following page.


Consolidated Statements of Cash Flows (Continued)
B. F. SAUL REAL ESTATE INVESTMENT TRUST (Unaudited)
===================================================================================================================================
                                                                                                         For the Three Months
                                                                                                           Ended December 31
                                                                                                     ------------------------------
(In thousands)                                                                                           1997            1996
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Real Estate
Proceeds from mortgage financing                                                                     $      54,278   $      19,500
Principal curtailments and repayments of mortgages                                                         (27,448)         (9,750)
Repayments of secured notes                                                                                     --          (2,500)
Proceeds from sales of unsecured notes                                                                       2,587           1,881
Repayments of unsecured notes                                                                               (1,968)           (351)
Costs of obtaining financings                                                                                 (818)           (236)
Loan prepayment fees                                                                                           (80)             --
Dividends paid - preferred shares of beneficial interest                                                        --            (750)
                                                                                                     --------------  --------------
                                                                                                            26,551           7,794
                                                                                                     --------------  --------------
Banking
Proceeds from customer deposits and sales of certificates of deposit                                     6,181,097       4,221,190
Customer withdrawals of deposits and payments for maturing certificates of deposit                      (6,080,308)     (4,179,256)
Net increase in securities sold under repurchase agreements                                                  8,768          55,755
Advances from the Federal Home Loan Bank                                                                   106,602         393,216
Repayments of advances from the Federal Home Loan Bank                                                    (155,174)       (243,616)
Proceeds from other borrowings                                                                           2,385,502       1,004,944
Repayments of other borrowings                                                                          (2,389,177)     (1,026,649)
Cash dividends paid on preferred stock                                                                      (2,438)         (2,438)
Cash dividends paid on common stock                                                                         (3,500)         (3,000)
Repayment of capital notes - subordinated                                                                       --         (10,000)
Net proceeds received from capital notes - subordinated                                                         --          96,112
Net proceeds from issuance of preferred stock                                                                   --         144,000
Other                                                                                                        1,037            (133)
                                                                                                     --------------  --------------
                                                                                                            52,409         450,125
                                                                                                     --------------  --------------
Net cash provided by financing activities                                                                   78,960         457,919
-----------------------------------------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                                                                   15,240          55,668
Cash and cash equivalents at beginning of period                                                           670,139         281,941
                                                                                                     --------------  --------------
Cash and cash equivalents at end of period                                                           $     685,379   $     337,609
-----------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
    Cash paid during the period for:
        Interest (net of amount capitalized)                                                         $      76,216   $      72,718
        Income taxes paid                                                                                    1,826             290
        Shares of Saul Centers, Inc. common stock                                                              706             844
    Cash received during the period from:
        Dividends on shares of Saul Centers, Inc. common stock                                                 706             565
        Distributions from Saul Holdings Limited Partnership                                                 1,363           1,363

Supplemental disclosures of noncash activities:
    Rollovers of notes payable - unsecured                                                                   1,204           1,514
    Loans held for sale exchanged for trading securities                                                   137,414          92,072
    Loans receivable transferred to loans held for sale and/or securitization                              697,547         576,582
    Loans made in connection with the sale of real estate                                                    3,624             467
    Loans receivable transferred to real estate acquired in settlement of loans                              1,222           1,148
    Loans receivable exchanged for mortgage-backed securities held-to-maturity                               2,786              --


-----------------------------------------------------------------------------------------------------------------------------------
The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. In the opinion of management, the consolidated financial statements reflect all adjustments necessary for a fair presentation of the Trust's financial position and results of operations. All such adjustments are of a normal recurring nature. These financial statements and the accompanying notes should be read in conjunction with the Trust's audited consolidated financial statements included in its Form 10-K for the fiscal year ended September 30, 1997. The results of operations for interim periods are not necessarily indicative of results to be expected for the year.

2. The accompanying financial statements include the accounts of B. F. Saul Real Estate Investment Trust and its wholly owned subsidiaries (the "Real Estate Trust"), which are involved in the ownership and development of income-producing properties. The accounts of the Trust's 80%-owned banking subsidiary, Chevy Chase Bank, F.S.B., and its subsidiaries ("Chevy Chase" or the "Bank") have also been consolidated. Accordingly, the accompanying financial statements reflect the assets, liabilities, operating results and cash flows for two business segments: Real Estate and Banking. All significant intercompany balances and transactions have been eliminated.

3. The Trust voluntarily terminated its qualification as a real estate investment trust under the Internal Revenue Code during fiscal 1978. As a result of the Trust's acquisition of an additional 20% equity interest in the Bank in June 1990, the Bank became a member of the Trust's affiliated group filing consolidated federal income tax returns. The current effect of the Trust's consolidation of the Bank's operations into its federal income tax return results in the use of the Trust's net operating losses and net operating loss carryforwards to reduce the federal income taxes the Bank would otherwise owe.

4.   BANKING:

LOANS HELD FOR SALE:

Loans held for sale are composed of the following:

                                      December 31,             September 30,
                                           1997                    1997
                                      ------------              -----------
(In thousands)

Single-family residential               $  97,616                $ 102,749
Home improvement and related loans         10,825                     -
                                      ------------              -----------
                                        $ 108,441                $ 102,749
                                      ============              ===========

LOANS HELD FOR SECURITIZATION AND SALE:

Loans held for securitization and sale are composed of the following:

                               December 31,               September 30,
                                  1997                         1997
                               ----------                  ----------
(In thousands)

Credit card                     $  60,000                  $   90,000
Automobile                         60,000                      80,000
Home equity credit line            60,000                      50,000
                               ----------                  ----------
  Total                        $  180,000                  $  220,000
                               ==========                  ==========

LOANS RECEIVABLE:

                                        December 31,      September 30,
                                            1997               1997
                                       --------------     -------------
(In thousands)

Single-family residential              $     993,291      $     747,070
Home equity credit line                       81,101             44,088
Commercial real estate and multifamily        73,270             53,816
Real estate construction                     118,330             77,221
Ground                                        29,446             29,592
Commercial                                   183,439            152,483
Credit card                                  949,173            987,149
Automobile                                    88,563            137,111
Home improvement and related loans            57,003             49,551
Overdraft lines of credit and
   other consumer                             35,578             36,029
                                       --------------     -------------
                                           2,609,194          2,314,110
                                       --------------     -------------
Less:
  Undisbursed portion of loans               171,462            106,217
  Unearned discounts                             420                449
  Net deferred loan origination
    costs                                     (3,144)            (2,475)
  Allowance for loan losses                  113,131            105,679
                                       --------------     -------------
                                             281,869            209,870
                                       --------------     -------------
  Total                                $   2,327,325      $   2,104,240
                                       ==============     =============

REAL ESTATE HELD FOR INVESTMENT OR SALE:

The Bank's real estate held for investment is carried at the lower of aggregate cost or net realizable value. The Bank's real estate acquired in settlement of loans is considered to be held for sale and is carried at the lower of cost or fair value (less estimated selling costs).

Real estate held for investment or sale is composed of the following:

                                           December 31,       September 30,
                                               1997                1997
                                           -----------         -----------
(In thousands)

Real estate held for investment            $    3,819          $    3,819
                                           -----------         -----------

Real estate held for sale                     228,985             231,407
                                           -----------         -----------

Less:
 Allowance for losses on real estate
  held for investment                             198                 198
 Allowance for losses on real estate
  held for sale                               143,674             140,738
                                           -----------         -----------

                                              143,872             140,936
                                           -----------         -----------

  Total real estate held for
   investment or sale                      $   88,932          $   94,290
                                           ===========         ===========

Item 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS

The principal business conducted by the Trust and its wholly-owned subsidiaries is the ownership and development of income-producing properties. The Trust owns 80% of the outstanding common stock of Chevy Chase Bank, F.S.B. ("Chevy Chase" or the "Bank"). At December 31, 1997, the Bank's assets accounted for approximately 95% of the Trust's consolidated assets. The Trust recorded net income of $6.9 million for the three-month period ended December 31, 1997, compared to net income of $2.3 million for the three-month period ended December 31, 1996.

The Trust has prepared its financial statements and other disclosures on a fully consolidated basis. The term "Trust" used in the text and the financial statements included herein refers to the combined entity, which includes B. F. Saul Real Estate Investment and its subsidiaries, including Chevy Chase and Chevy Chase's subsidiaries. "Real Estate Trust" refers to B.F. Saul Real Estate Investment Trust and its subsidiaries, excluding Chevy Chase and Chevy Chase's subsidiaries. The operations conducted by the Real Estate Trust are designated as "Real Estate," while the business conducted by the Bank and its subsidiaries is identified by the term "Banking."

FINANCIAL CONDITION

REAL ESTATE

The number of properties in the Real Estate Trust's investment portfolio at December 31, 1997, which consisted primarily of hotels, office and industrial projects, and land parcels, was increased by one property from the number at September 30, 1997. In the first quarter of fiscal 1998, the Real Estate Trust purchased a 308-room Holiday Inn in Arlington, Virginia.

Space in the Real Estate Trust's commercial property portfolio was 99% leased at December 31, 1997, compared to leasing rates of 99% and 95% at September 30, 1997 and December 31, 1996, respectively. At December 31, 1997, the Real Estate Trust's commercial property portfolio had a total gross leasable area of 1.3 million square feet, of which 217,000 square feet (16.6%) and 258,000 square feet (19.7%) are subject to leases whose terms expire in the balance of fiscal 1998 and in fiscal 1999, respectively.

The nine hotel properties owned by the Real Estate Trust throughout the first fiscal quarters of 1998 and 1997 experienced average occupancy rates of 64% and 61%, respectively, and average room rates of $75.91 and $69.96, respectively. Five of these hotels registered improved occupancy rates and seven registered higher average room rates in the current period. Overall, the hotel portfolio experienced an average occupancy rate of 63% and an average room rate of $75.84 during the quarter ended December 31, 1997. On December 10, 1997, the Real Estate Trust purchased a 308-room Holiday Inn hotel located in Arlington, Virginia, near Washington National Airport and the Real Estate Trust's Howard Johnsons hotel. The purchase price was $25.8 million. The Real Estate Trust obtained 15 - year fixed rate financing on the hotel in the amount of $17.7 million.

BANKING

General. The Bank recorded operating income of $29.4 million during the December 1997 quarter, compared to operating income of $20.0 million in the prior corresponding period. The increase in operating income for the current quarter was primarily a result of a $41.8 million increase in the Bank's other (non-interest) income, which was primarily due to increased gains on sales of loans and loan and deposit servicing fees. Partially offsetting these increases were a decrease in interest income, an increase in the provision for loan losses and an increase in operating expenses. See "Results of Operations."

Gains on sales of loans of $33.2 million continued to be a large component of the Bank's non-interest income during the current quarter and resulted primarily from the Bank's securitization activity. During the December 1997 quarter, the Bank securitized and sold $335.0 million of credit card receivables, $220.9 million of automobile loan receivables and $161.7 million of home equity credit line receivables, and recognized gains of $4.5 million, $9.0 million and $4.1 million, respectively, in connection with these sales. See "Liquidity." Gains of $17.6 million were also recognized during the quarter on sales of loans that were transferred to existing trusts. Amortization of the interest-only strips related to prior gains on sales of loans, in the amount of $8.6 million is included in loan and deposit servicing fees.

At December 31, 1997, the Bank's tangible, core, tier 1 risk-based and total risk-based regulatory capital ratios were 6.65%, 6.65%, 6.81% and 13.01%, respectively. The Bank's capital ratios exceeded the requirements under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") as well as the standards established for "well-capitalized" institutions under the prompt corrective action regulations issued pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). See "Capital."

During the quarter, the Bank declared and paid, out of the retained earnings of the Bank, a cash dividend on its Common Stock in the amount of $350 per share.

On November 12, 1997, the Bank purchased ASB Capital Management, Inc. ("ASB"), formerly a wholly-owned subsidiary of NationsBank Corporation and one of the largest SEC-registered investment managers headquartered in the Washington, D.C. metropolitan area. ASB provides a variety of investment products, including equity and fixed income securities, money market investments, and real estate investments, to a primarily institutional client base and has approximately $3.0 billion of assets under management. The Bank anticipates that the acquisition will provide an additional source of fee-based revenues. Although the acquisition generated additional goodwill which reduced the Bank's regulatory capital levels, the Bank's capital levels remained above the levels established for well-capitalized institutions.

Asset Quality. Non-Performing Assets. The following table sets forth information concerning the Bank's non-performing assets at the dates indicated. The figures shown are after charge-offs and, in the case of real estate acquired in settlement of loans, after all valuation allowances.

Non-Performing Assets and Past Due Credit Card Loans
(Dollars in thousands)

                                                                     December 31,         September 30,        December 31,
                                                                         1997                 1997                 1996
                                                                   ------------------   ------------------   -----------------
Non-performing assets:
  Non-accrual loans:
    Residential                                                    $          10,379    $           9,617    $          9,082
    Credit card (1)                                                               --                   --              31,414
    Consumer and other                                                         5,875                4,226               2,720
                                                                   ------------------   ------------------   -----------------
      Total non-accrual loans (2)                                             16,254               13,843              43,216
                                                                   ------------------   ------------------   -----------------

  Real estate acquired in settlement of loans                                228,985              231,407             246,477
  Allowance for losses on real estate acquired in
    settlement of loans                                                     (143,674)            (140,738)           (131,216)
                                                                   ------------------   ------------------   -----------------
    Real estate acquired in settlement of loans, net                          85,311               90,669             115,261
                                                                   ------------------   ------------------   -----------------

      Total non-performing assets                                            101,565              104,512             158,477

  Accruing credit card loans past due 90 days (1)                             26,357               25,700                  --
                                                                   ------------------   ------------------   -----------------
Total non-performing assets and accruing credit card
  loans past due 90 days                                           $         127,922    $         130,212    $        158,477
                                                                   ==================   ==================   =================

Allowance for losses on loans                                      $         113,131    $         105,679    $         95,485
Allowance for losses on real estate held for investment                          198                  198                 191
Allowance for losses on real estate acquired in settlement
  of loans                                                                   143,674              140,738             131,216
                                                                   ------------------   ------------------   -----------------

  Total allowances for losses                                      $         257,003    $         246,615    $        226,892
                                                                   ==================   ==================   =================




Ratios:

  Non-performing assets and credit card loans past due
    90 days, net to total assets (3)                                            0.24%                0.40%               1.02%

  Allowance for losses on real estate loans to non-accrual
    real estate loans (2)                                                      95.41%               99.80%             115.68%

  Allowance for losses on consumer and other loans to
    non-accrual consumer and other loans (2)                                  136.94%              148.37%             187.02%

  Allowance for losses on loans to non-accrual loans (2)                      696.02%              763.41%             220.95%

  Allowance for losses on loans to total loans receivable (4)                   4.15%                4.17%               2.62%




(1) Effective June 30, 1997, the Bank no longer places credit card loans on non-accrual status.
(2) Before deduction of allowances for losses.
(3) Non-performing assets and credit card loans past due 90 days are presented after all allowances for losses on loans and real estate held for investment or sale.
(4) Includes loans receivable and loans held for sale and/or securitization, before deduction of allowance for losses.

Non-performing assets include non-accrual loans (loans, other than credit card loans, which are contractually past due 90 days or more or with respect to which other factors indicate that full payment of principal and interest is unlikely) and real estate acquired in settlement of loans, either through foreclosure or deed-in-lieu of foreclosure. Credit card loans are not placed on non-accrual status, but continue to accrue interest until the loan is either paid or charged-off.

Non-performing assets totaled $101.6 million, after valuation allowances on real estate held for sale or real estate owned ("REO") of $143.7 million, at December 31, 1997, compared to $104.5 million, after valuation allowances on REO of $140.7 million, at September 30, 1997. In addition to the valuation allowances on REO, the Bank maintained $3.8 million of valuation allowances on its non-accrual loans at December 31, 1997. The $2.9 million decrease in non-performing assets for the current quarter was primarily attributable to a net decrease in REO of $5.4 million, which was partially offset by an increase in non-accrual loans of $2.5 million. See "Non-accrual Loans" and "REO."

Non-accrual Loans. The Bank's non-accrual loans totaled $16.3 million at December 31, 1997, as compared to $13.8 million at September 30, 1997. At December 31, 1997, non-accrual loans consisted of $10.4 million of real estate loans and $5.9 million of other consumer loans.

REO. At December 31, 1997, the Bank's REO totaled $85.3 million, after valuation allowances on such assets of $143.7 million as set forth in the following table. The principal component of REO consists of five planned unit developments (the "Communities"), four of which are under active development. Only commercial ground remains in two of the four active Communities. The fifth Community, consisting of approximately 2,400 acres in Loudoun County, Virginia, is in the predevelopment stage.

                                     Balance                 Balance
                                     Before         All       After
                         Number of  Valuation    Valuation   Valuation   Percent
                        Properties Allowances   Allowances  Allowances  of Total
                        ---------- ------------ ----------- ----------- --------
(Dollars in thousands)

Communities                    5     $ 205,332    $ 138,013    $ 67,319    78.9%
Residential ground             3         6,844        1,097       5,747     6.7%
Commercial ground              4        14,217        4,564       9,653    11.3%
Single-family
 residential properties       22         2,592          -         2,592     3.1%
                              --     ---------    ---------    --------  -------
   Total REO                  34     $ 228,985    $ 143,674    $ 85,311   100.0%
                              ==     =========    =========    ========  =======

During the three months ended December 31, 1997, REO decreased $5.4 million, which was primarily attributable to additional sales in the Communities and other properties, partially offset by additional capitalized costs, and additional valuation allowances of $2.9 million.

During the three months ended December 31, 1997, the Bank received revenues of $9.2 million from the disposition of REO, which consisted of 36 residential lots or units in the Communities ($2.5 million), 65.4 acres of commercial land ($5.3 million) and various single-family residential properties ($1.4 million).

At December 31, 1997, the Bank had executed contracts to sell one residential ground property and one commercial ground property at their aggregate book value of $2.4 million at that date.

Delinquent Loans. At December 31, 1997, delinquent loans totaled $81.8 million (or 3.0% of loans) compared to $84.6 million (or 3.3% of loans) at September 30, 1997. The following table sets forth information regarding the Bank's delinquent loans at December 31, 1997.

                                    Principal Balance
                       -----------------------------------------   Total as a
                         Mortgage      Non-Mortgage                Percentage
                          Loans          Loans           Total     of Loans (1)
                       -----------  ---------------  -----------  ------------
(Dollars in thousands)
Loans delinquent for:

30-59 days ............$     5,142      $    29,793  $    34,935        1.3%
60-89 days ............      1,609           18,923       20,532        0.7%
90 days or more and
  still accruing.......      -               26,357       26,357        1.0%
                       -----------     ------------  -----------       -----
 Total ................$     6,751     $     75,073  $    81,824        3.0%
                       ===========     ============  ===========       =====

----------------
(1) Includes loans held for sale and/or securitization, before deduction of reserves.

Mortgage loans classified as delinquent 30-89 days consists entirely of single-family permanent residential mortgage loans and home equity credit line loans. Total delinquent mortgage loans decreased from $8.5 million at September 30, 1997 to $6.8 million at December 31, 1997.

Non-mortgage loans (principally credit card loans) delinquent 30-89 days decreased to $48.7 million at December 31, 1997 from $50.4 million at September 30, 1997, primarily due to a decline in delinquent credit card loans.

Non-mortgage loans delinquent 90 days or more and still accruing, which consists entirely of credit card loans, increased slightly from $25.7 million at September 30, 1997.

Troubled Debt Restructurings. At December 31, 1997 and September 30, 1997, loans accounted for as troubled debt restructurings totaled $11.9 million, and included one commercial permanent loan with a principal balance of $11.7 million and one commercial collateralized loan with a principal balance of $0.2 million. At December 31, 1997, the Bank had commitments to lend $0.1 million of additional funds on loans that have been restructured.

Real Estate Held for Investment. At December 31, 1997 and September 30, 1997, real estate held for investment consisted of two properties with an aggregate book value of $3.6 million, net of valuation allowances of $0.2 million.

Allowances for Losses. The following tables show loss experience by asset type and the components of the allowance for losses on loans and the allowance for losses on real estate held for investment or sale. These tables reflect charge-offs taken against assets during the periods indicated and may include charge-offs taken against assets which the Bank disposed of during such periods.

Analysis of Allowance for and Charge-offs of Loans
(Dollars in thousands)

                                                                     Three Months Ended                      Year Ended
                                                                        December 31,                       September 30,
                                                              ----------------------------------
                                                                    1997                1996                    1997
                                                              --------------      --------------       --------------------
Balance at beginning of period                                $     105,679       $      95,523        $            95,523
                                                              --------------      --------------       --------------------

Provision for loan losses                                            35,062              26,840                    125,115
                                                              --------------      --------------       --------------------

Increase due to acquisition of loans                                     --                 118                        118
                                                              --------------      --------------       --------------------

Charge-offs:
  Single-family residential                                             274                 332                      1,014
  Credit card                                                        26,442              27,236                    115,835
  Other                                                               3,972               1,902                      9,657
                                                              --------------      --------------       --------------------
      Total charge-offs                                              30,688              29,470                    126,506
                                                              --------------      --------------       --------------------

Recoveries:
  Single-family residential                                              --                   9                         34
  Credit card                                                         2,842               2,225                     10,365
  Other                                                                 236                 240                      1,030
                                                              --------------      --------------       --------------------
      Total recoveries                                                3,078               2,474                     11,429
                                                              --------------      --------------       --------------------

Charge-offs,  net of recoveries                                      27,610              26,996                    115,077
                                                              --------------      --------------       --------------------

Balance at end of period                                      $     113,131       $      95,485        $           105,679
                                                              ==============      ==============       ====================




Provision for loan losses to average loans  (1) (2)                  5.45%               3.12%                      3.50%
Net loan charge-offs to average loans (1) (2)                        4.29%               3.14%                      3.22%
Ending allowance for losses on loans to total
  loans (2) (3)                                                      4.15%               2.62%                      4.17%



(1) Annualized.
(2) Includes loans held for sale and/or securitization.
(3) Before deduction of allowance for losses.

Components of Allowance for Losses on Loans by Type
(Dollars in thousands)

                                                                  December 31,
                                       --------------------------------------------------------------           September 30,
                                                      1997                            1996                           1997
                                       ------------------------------- ------------------------------ ------------------------------

                                                        Percent of                      Percent of                     Percent of
                                                         Loans to                        Loans to                       Loans to
                                          Amount        Total Loans       Amount       Total Loans       Amount        Total Loans
                                       -------------- ---------------- -------------- --------------- -------------- ---------------


Balance at end of period allocated to:


Single-family residential              $         784           40.1%   $       1,025          48.0%    $        661           33.5%

Home equity credit line                          757            5.2              608           5.6              683            3.7

Commercial real estate and multifamily         7,781            2.2            7,924           2.1            7,705            2.1

Real estate construction and ground              581            2.1              949           1.6              550            2.2

Commercial                                       425            4.2              211           1.8              364            3.9

Credit card                                   94,758           37.0           79,681          31.9           89,446           42.6

Automobile                                     3,820            5.4            1,800           4.4            3,080            8.6

Home improvement and related loans             3,450            2.5            1,750           3.5            2,415            2.0

Overdraft lines of credit and
    other consumer                               775            1.3            1,537           1.1              775            1.4
                                       --------------                  --------------                 --------------

    Total                              $     113,131                   $      95,485                  $     105,679
                                       ==============                  ==============                 ==============


Analysis of Allowance for and Charge-offs of Real Estate Held for Investment or Sale
(Dollars in thousands)

                                                         Three Months Ended                  Year Ended
                                                            December 31,                    September 30,
                                                 ------------------------------------
                                                      1997                 1996                 1997
                                                 ---------------      ---------------      ---------------

Balance at beginning of period:
  Real estate held for investment                $          198       $          191       $          191
  Real estate held for sale                             140,738              126,519              126,519
                                                 ---------------      ---------------      ---------------
    Total                                               140,936              126,710              126,710
                                                 ---------------      ---------------      ---------------

Provision for real estate losses:
  Real estate held for investment                            --                   --                    7
  Real estate held for sale                               5,307                4,697               19,616
                                                 ---------------      ---------------      ---------------
    Total                                                 5,307                4,697               19,623
                                                 ---------------      ---------------      ---------------

Charge-offs:
  Real estate held for sale:
     Ground                                               2,371                   --                5,397
                                                 ---------------      ---------------      ---------------

    Total charge-offs on real estate
       held for investment or sale                        2,371                   --                5,397
                                                 ---------------      ---------------      ---------------



Balance at end of period:
  Real estate held for investment                           198                  191                  198
  Real estate held for sale                             143,674              131,216              140,738
                                                 ---------------      ---------------      ---------------
    Total                                        $      143,872       $      131,407       $      140,936
                                                 ===============      ===============      ===============

Components of Allowance for Losses
on Real Estate Held for Investment or Sale
(Dollars in thousands)

                                                                  December 31,                   September 30,
                                                       -----------------------------------
                                                            1997                1996                  1997
                                                       ---------------      --------------      -----------------

Allowance for losses on real estate
  held for investment                                  $          198       $         191       $            198
                                                       ---------------      --------------      -----------------

Allowance for losses on real estate held for sale:
  Single-family residential                                        --                  83                     --
  Home equity credit line                                          --                   1                     --
  Ground                                                      143,674             131,132                140,738
                                                       ---------------      --------------      -----------------
     Total                                                    143,674             131,216                140,738
                                                       ---------------      --------------      -----------------

     Total allowance for losses on real
       estate held for investment or sale              $      143,872       $     131,407       $        140,936
                                                       ===============      ==============      =================

The Bank maintains valuation allowances for estimated losses on loans and real estate. The Bank's total valuation allowances for losses on loans and real estate held for investment or sale increased by $10.4 million from the level at September 30, 1997 to $257.0 million at December 31, 1997. The $10.4 million increase was primarily attributable to increased valuation allowances on credit card loans and the Communities.

The allowance for losses on loans secured by real estate and real estate held for investment or sale totaled $153.7 million at December 31, 1997, which constituted 64.2% of total non-performing real estate assets, before valuation allowances. This amount represented a $3.2 million increase from the September 30, 1997 level of $150.5 million, or 62.5% of total non-performing real estate assets, before valuation allowances at that date.

During the three months ended December 31, 1997, the Bank provided an additional $5.9 million of valuation allowances on loans secured by real estate and real estate held for investment or sale and recorded net charge-offs of $2.6 million on these assets. The allowance for losses on real estate held for sale at December 31, 1997 is in addition to approximately $48.7 million of cumulative charge-offs previously taken against assets remaining in the Bank's portfolio at December 31, 1997.

During the three months ended December 31, 1997, the Bank provided an additional $0.9 million of general valuation allowances against the Communities pursuant to its policy of providing additional general valuation allowances equal to, or in excess of, the amount of the net earnings generated by the development and sale of land in the Communities.

Net charge-offs of credit card loans for the three months ended December 31, 1997 were $23.6 million, compared to $25.0 million for the three months ended December 31, 1996. The Bank believes that the decrease in net charge-offs over the prior three-month period partially reflects the impact of more stringent underwriting and other lending policies which the Bank implemented in recent periods. The allowance for losses on credit card loans increased to $94.8 million at December 31, 1997 from $89.4 million at September 30, 1997, primarily because of an increase in the provision for losses on such loans. The increase in the provision was primarily attributable to an unallocated allowance established by the Bank due to bankruptcies. The ratio of the allowance for such losses to outstanding credit card loans was 9.4% at December 31, 1997 compared to 8.3% at September 30, 1997.

The combined allowance for losses on consumer and other loans (automobile, home improvement, overdraft lines of credit and other consumer loans) increased to $8.0 million at December 31, 1997 from $6.3 million at September 30, 1997, primarily because of the increased volume of consumer and other loans. The ratios of the allowances for losses on consumer and other loans to non-performing consumer and other loans and to outstanding consumer and other loans were 136.9% and 3.2%, respectively, at December 31, 1997 compared to 148.4% and 2.1%, respectively, at September 30, 1997.

Asset and Liability Management. A key element of banking is the monitoring and management of liquidity risk and interest-rate risk. The process of planning and controlling asset and liability mixes, volumes and maturities to stabilize the net interest spread is referred to as asset and liability management. The objective of asset and liability management is to maximize the net interest yield within the constraints imposed by prudent lending and investing practices, liquidity needs and capital planning.

The following table presents the interest rate sensitivity of the Bank's interest-earning assets and interest-bearing liabilities at December 31, 1997, which reflects management's estimate of mortgage loan prepayments and amortization and provisions for adjustable interest rates. Adjustable and floating rate loans are included in the period in which their interest rates are next scheduled to adjust, and prepayment rates are assumed for the Bank's loans based on recent actual experience. Statement savings and passbook accounts with balances under $20,000 are classified based upon management's assumed attrition rate of 17.5%, and those with balances of $20,000 or more, as well as all NOW accounts, are assumed to be subject to repricing within six months or less.

Interest Rate Sensitivity Table (Gap)
(Dollars in thousands)

                                                        More than      More than       More than
                                                        Six Months      One Year      Three Years
                                          Six Months     through        through        through        More than
                                           or Less      One Year       Three Years    Five Years      Five Years      Total
                                       -------------  ------------   -------------  -------------   -----------   ------------
As of December 31, 1997 Real estate
 loans:
  Adjustable-rate                      $    317,888   $   597,111    $    113,273   $      1,718    $      568    $ 1,030,558
  Fixed-rate                                  7,918         3,269          18,974         21,567        13,876         65,604
  Loans held for sale                       108,441            --              --             --            --        108,441
  Home equity credit lines and second
   mortgages                                 90,899         1,053           3,672          2,940        11,022        109,586
Credit card and other                     1,055,434        30,325          75,244         49,453        24,252      1,234,708
Loans held for securitization and sale      180,000            --              --             --            --        180,000
Mortgage-backed securities                  741,993       437,852         435,600        109,734        26,970      1,752,149
Trading securities                               --            --          16,744             --            --         16,744
Other investments                           497,233            --          34,009             --            --        531,242
                                       -------------  ------------   -------------  -------------   -----------   ------------

  Total interest-earning assets           2,999,806     1,069,610         697,516        185,412        76,688      5,029,032
Total non-interest earning assets                --            --              --             --     1,099,909      1,099,909
                                       -------------  ------------   -------------  -------------   -----------   ------------

  Total assets                         $  2,999,806   $ 1,069,610    $    697,516   $    185,412    $1,176,597    $ 6,128,941
                                       =============  ============   =============  =============   ===========   ============

Deposits:
  Fixed maturity deposits              $  1,222,251   $   238,263    $    243,300   $     49,278    $       --    $ 1,753,092
  NOW, statement and passbook accounts    1,528,868        42,688         142,178         96,770       206,227      2,016,731
  Money market deposit accounts             976,555            --              --             --            --        976,555
Borrowings:
  Capital notes - subordinated                   --            --              --             --       250,000        250,000
  Other                                     183,754           373           6,444         19,256        17,043        226,870
                                       -------------  ------------   -------------  -------------   -----------   ------------
  Total interest-bearing liabilities      3,911,428       281,324         391,922        165,304       473,270      5,223,248
Total non-interest bearing liabilities           --            --              --             --       562,718        562,718
Stockholders' equity                             --            --              --             --       342,975        342,975
                                       -------------  ------------   -------------  -------------   -----------   ------------
  Total liabilities & stockholders'
    equity                             $  3,911,428   $   281,324    $    391,922   $    165,304    $1,378,963    $ 6,128,941
                                       =============  ============   =============  =============   ===========   ============

Gap                                    $   (911,622)  $   788,286    $    305,594   $     20,108    $ (396,582)
Cumulative gap                         $   (911,622)  $  (123,336)   $    182,258   $    202,366    $ (194,216)
Adjustment for interest rate caps (1)  $    261,111   $   205,556    $     50,000   $         --    $       --
Adjusted cumulative gap                $   (650,511)  $    82,220    $    232,258   $    202,366    $ (194,216)
Adjusted cumulative gap as a
  percentage of total assets                 (10.6%)         1.3%            3.8%           3.3%         (3.2%)



(1) At December 31, 1997, the Bank had $305,556 notional amount of interest rate caps. The adjustments reflect the average notional amount outstanding for each period until the last cap expires June 30, 1999.

The interest sensitivity "gap" shown in the table represents the sum of all interest-earning assets minus all interest-bearing liabilities subject to repricing within the same period. The one-year gap, adjusted for the effect of the Bank's interest rate caps, as a percentage of total assets, was 1.2% at December 31, 1997.

Capital. At December 31, 1997, the Bank was in compliance with all of its regulatory capital requirements under FIRREA, and its capital ratios exceeded the ratios established for "well-capitalized" institutions under OTS prompt corrective action regulations.

The following table shows the Bank's regulatory capital levels at December 31, 1997 in relation to the regulatory requirements in effect at that date. The information below is based upon the Bank's under standing of the regulations and interpretations currently in effect and may be subject to change.

Regulatory Capital
(Dollars in thousands)

                                                                                   Minimum                    Excess
                                                       Actual                Capital Requirement             Capital
                                            ---------------------------   ------------------------  -------------------------
                                                              As a %                     As a %                     As a %
                                                Amount      of Assets        Amount     of Assets      Amount      of Assets
                                            ------------    -----------   ------------  ----------  ------------   ----------

Stockholders' equity per financial
 statements                                 $   374,290
  Minority interest in REIT Subsidiary (1)      144,000
  Net unrealized holding losses (2)                 116
                                            ------------
                                                518,406

Adjustments for tangible and core capital:
  Intangible assets                             (66,312)
  Non-allowable minority interest in
    REIT Subsidiary (1)                         (42,582)
  Non-includable subsidiaries  (3)               (3,762)
  Non-qualifying purchased/originated
    loan servicing                                  (82)

                                            ------------
     Total tangible capital                     405,668          6.65%    $    91,441       1.50%   $   314,227        5.15%
                                            ------------    ===========   ============  ==========  ============   ==========

     Total core capital (4)                     405,668          6.65%    $   243,844       4.00%   $   161,824        2.65%
                                            ------------    ===========   ============  ==========  ============   ==========

     Tier 1 risk-based capital (4)              405,668          6.81%    $   238,317       4.00%   $   167,351        2.81%
                                            ------------    ===========   ============  ==========  ============   ==========

Adjustments for total risk-based capital:
  Subordinated capital debentures               250,000
  Allowance for general loan losses             101,997
                                            ------------
     Total supplementary capital                351,997
  Excess allowance for loan losses              (27,183)
                                            ------------
  Adjusted supplementary capital                324,814
                                            ------------
     Total available capital                    730,482
  Equity investments (3)                        (15,233)
                                            ------------
     Total risk-based capital (4)           $   715,249          3.01%    $   476,634       8.00%   $   238,615        5.01%
                                            ============    ===========   ============  ==========  ============   ==========


(1) Eligible for inclusion in core capital in an amount up to 25% of the Bank's core capital pursuant to authorization from the OTS.
(2) Pursuant to OTS policy, net unrealized holding gains (losses) are excluded from regulatory capital.
(3) Reflects an aggregate offset of $1.0 million representing the allowance for general loan losses maintained against the Bank's equity investments and non-includable subsidiaries which, pursuant to OTS guidelines, is available as a "credit" against the deductions from capital otherwise required for such investments.
(4) Under the OTS "prompt corrective action" regulations, the standards for classification as "well capitalized" are a leverage (or "core capital") ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10.0%.

OTS capital regulations provide a five-year holding period (or such longer period as may be approved by the OTS) for REO to qualify for an exception from treatment as an equity investment. If an REO property is considered an equity investment, its then-current book value is deducted from total risk-based capital. In February 1998, the Bank received from the OTS an extension of the holding periods for certain of its REO properties through February 17, 1999.
The following table sets forth the Bank's REO at December 31, 1997, after valuation allowances of $143.7 million, by the fiscal year in which the property was acquired through foreclosure.

         Fiscal Year                          (In thousands)
         ---------------------                --------------
         1990 (1) (2).........                   $    23,395
         1991 (2).............                        46,599
         1992 (2).............                         2,903
         1993 ................                          -
         1994 ................                         1,776
         1995 ................                         8,047
         1996 ................                          -
         1997 ................                         2,591
                                              --------------
            Total REO ......                     $    85,311
                                              ==============

-----------------------
(1) Includes REO with an aggregate net book value of $15.2 million, which the Bank treats as equity investments for regulatory capital purposes.
(2) Includes REO, with an aggregate net book value of $57.7 million, for which the Bank received an extension of the holding periods through February 17, 1999.

LIQUIDITY AND CAPITAL RESOURCES

REAL ESTATE

General. The Real Estate Trust's primary cash requirements fall into four categories: operating expenses (exclusive of interest on outstanding debt), capital improvements, interest on outstanding debt and repayment of outstanding debt.

Historically, the Real Estate Trust's total cash requirements have exceeded the cash generated by its operations. This condition is currently the case and is expected to continue for the foreseeable future. The Real Estate Trust's internal sources of funds, primarily cash flow generated by its income-producing properties, generally have been sufficient to meet its cash needs other than the repayment of principal on outstanding debt, including outstanding unsecured notes ("Unsecured Notes") sold to the public, the payment of interest on its Senior Secured Notes ("Secured Notes"), and the payment of capital improvement costs. In the past, the Real Estate Trust funded such shortfalls through a combination of external funding sources, primarily new financings (including the sale of Unsecured Notes), refinancings of maturing mortgage debt, asset sales and tax sharing payments from the Bank. See the Consolidated Statements of Cash Flows included in the Consolidated Financial Statements in this report.

Liquidity. The Real Estate Trust's ability to meet its liquidity needs, including debt service payments in the balance of fiscal 1998 and subsequent years, will depend in significant part on its receipt of dividends from the Bank and tax sharing payments from the Bank pursuant to the tax sharing agreement among the Trust, the Bank, and their subsidiaries. The availability and amount of tax sharing payments and dividends in future periods is dependent upon, among other things, the Bank's operating performance and income, regulatory restrictions and restrictions imposed by various agreements on such payments, and (in the case of tax sharing payments), the continued consolidation of the Bank and the Bank's subsidiaries with the Trust for federal income tax purposes and the availability of Trust collateral to support such payments.

The Real Estate Trust believes that the financial condition and operating results of the Bank in recent periods, as well as the Bank's board resolution adopted in connection with the release of its written agreement with the OTS should enhance prospects for the Real Estate Trust to receive tax sharing payments and dividends from the Bank. In the first quarter of fiscal 1998, the Bank made no tax sharing payments, but did make a dividend payment of $2.8 million to the Real Estate Trust. In recent years, the operations of the Trust have generated net operating losses while the Bank has reported net income. It is anticipated that the Trust's consolidation of the Bank's operations into the Trust's federal income tax return will continue to result in the use of the Trust's net operating losses to reduce the federal income taxes the Bank would otherwise owe, resulting in the Real Estate Trust receiving tax sharing payments. If in any future year, the Bank has taxable losses or unused credits, the Trust would be obligated to reimburse the Bank for the greater of (i) the tax benefit to the group using such tax losses or unused tax credits in the group's consolidated federal income tax returns or (ii) the amount of the refund which the Bank would otherwise have been able to claim if it were not being included in the consolidated federal income tax return of the group.

The Real Estate Trust is currently selling Unsecured Notes, with a maturity ranging from one to ten years, primarily to provide funds to repay maturing Unsecured Notes. To the degree that the Real Estate Trust does not sell new Unsecured Notes in an amount sufficient to finance completely the scheduled repayment of outstanding Unsecured Notes as they mature, it will finance such repayments from other sources of funds.

In fiscal 1994, the Real Estate refinanced a significant portion of its outstanding secured indebtedness with the proceeds of the issuance of $175.0 million aggregate principal amount of 11 5/8% Senior Secured Notes due 2002 (the "Senior Secured Notes"). The Indenture pursuant to which the Senior Secured Notes were issued contains covenants that, among other things, restrict the ability of the Trust and/or its subsidiaries (excluding, in most cases, the Bank and the Bank's subsidiaries) to incur additional indebtedness, make investments, sell assets or pay dividends and make other distributions to holders of the Trust's capital stock.

Through February 12, 1998, the Trust has purchased either in the open market or through dividend reinvestment approximately 2.0 million shares of common stock of Saul Centers (representing 15.6% of such company's outstanding common stock). Most of these shares have been deposited with the Trustee for the Senior Secured Notes to satisfy in part the collateral requirements for those securities, thereby permitting release to the Trust of a portion of the cash on deposit with the Trustee.

In fiscal 1995, the Real Estate Trust established a $15.0 million secured revolving credit line with an unrelated bank. This facility was for an initial two-year period subject to extension for one or more additional one-year terms. In fiscal 1997, the facility was increased to $20.0 million and was renewed for an additional two-year period. Interest is computed by reference to a floating rate index. At December 31, 1996, there were no borrowings under the facility and unrestricted availability on that date was $9.2 million.

In fiscal 1996, the Real Estate Trust established an $8.0 million secured revolving credit line with an unrelated bank. This facility was for a one-year term, after which any outstanding loan amount would amortize over a two-year period. In fiscal 1997, the line of credit was increased to $10.0 million and was extended for an additional year. Interest in computed by reference to the floating rate index. At December 31, 1997, there were no borrowings under the facility and unrestricted availability was $4.6 million.

On December 10, 1997, the Real Estate Trust purchased a 308-room Holiday Inn located in the Crystal City neighborhood in Arlington, Virginia. The purchase price was $25.8 million. Also on December 10, 1997, the Real Estate Trust refinanced five other hotels in its portfolio. Funds for the two transactions were provided by a lender in the amount of $53.0 million. The new loans have a 15-year term, a fixed interest rate of 7.57% and amortization based on a 25-year schedule.

The maturity schedule for the Real Estate Trust's outstanding debt at December 31, 1997 for the balance of fiscal 1998 and subsequent years is set forth in the following table:

                             Debt Maturity Schedule
                                 (In thousands)
-------------------------------------------------------------------------------
                                Notes Payable-    Notes Payable-
Fiscal Year   Mortgage Notes       Secured          Unsecured          Total
-----------   --------------    --------------    --------------    -----------
1998 (1)        $   8,489        $      --           $  5,642         $ 14,131
1999                9,987               --             16,079           26,066
2000               12,928               --              8,834           21,762
2001               10,579               --              4,589           15,168
2002               12,018           175,000             5,164          192,182
Thereafter        152,968               --              6,944          159,912
              --------------    --------------    --------------    -----------
Total            $206,969          $175,000           $47,252         $429,221
              ==============    ===============    =============    ===========

(1)  January 1, 1998 - September 30, 1998

Of the $207.0 million of mortgage debt outstanding at December 31, 1997, $173.4 million was nonrecourse to Real Estate Trust.

As the owner, directly and through two wholly-owned subsidiaries, of a limited partnership interest in Saul Holdings Limited Partnership ("Saul Holdings Partnership"), the Real Estate Trust shares in cash distributions from operations and from capital transactions involving the sale of properties. The partnership agreement of Saul Holdings Partnership provides for quarterly cash distributions to the partners out of net cash flow. During the three-month period ended December 31, 1997, the Real Estate Trust received a cash distribution of $1.4 million from Saul Holdings Partnership.

Development and Capital Expenditures. During the third quarter of fiscal 1997, the Real Estate Trust commenced development of a 46,000 square foot single-story office research and development building on 3.2 acres of its Avenel Business Park land parcel located in Gaithersburg, Maryland. The project is 100% pre-leased. The Real Estate Trust financed the project with a construction/permanent loan which is expected to cover all costs except for the land and fees to related parties. The project was substantially completed on January 31, 1998.

In September 1997, the Real Estate Trust commenced development of a 95-unit extended stay hotel on a 2.7 acre parcel located adjacent to its Hampton Inn and Holiday Inn in Sterling, Virginia. The new hotel will be franchised as a TownePlace Suites by Marriott and is expected to be completed in July 1998. The Real Estate Trust has obtained a construction loan which is expected to cover all costs except for the land, fees to related parties, taxes and insurance.

The Real Estate Trust believes that its capital improvement costs in the next several fiscal years will be in the range of $6.0 to $7.0 million per year.

BANKING

Liquidity. The OTS has established a minimum liquidity requirement, which may vary from time to time depending upon economic conditions and deposit flows. The required liquidity level under OTS regulations at December 31, 1997 was 4.0%. The Bank's average liquidity ratio for the month ended December 31, 1997 was 17.1%, compared to 11.1% for the month ended September 30, 1997. Additionally, the Bank met the liquidity requirements imposed by the OTS for each month of the first three months of fiscal 1998.

In recent periods, the proceeds from the securitization and sale of credit card, home equity credit line, automobile and home loan receivables have been significant sources of liquidity for the Bank. The Bank securitized and sold $335.0 million of credit card receivables, $220.9 million of automobile loan receivables and $161.7 million of home equity credit line receivables, during the December 1997 quarter. At December 31, 1997, the Bank was considering the securitization and sale of the following receivables: (i) approximately $570.0 million of credit card receivables, including $60.0 million of receivables outstanding at December 31, 1997 and $510.0 million of receivables which the Bank expects to become available through additional fundings or amortization of existing trusts, during the six months ending June 30, 1998; (ii) approximately $465.0 million of automobile loan receivables, including $60.0 million of receivables outstanding at December 31, 1997 and $405.0 million of receivables which the Bank expects to become available through additional fundings during the six months ending June 30, 1998 and (iii) approximately $60.0 million of home equity credit line receivables. As part of its operating strategy, the Bank will continue to explore opportunities to sell assets and to securitize and sell credit card, home equity credit line, automobile and home loan receivables to meet liquidity and other balance sheet objectives. See Note 4 to the Consolidated Financial Statements.

The Bank is obligated under various recourse provisions related to the securitization and sale of receivables. Of the $6.1 billion of outstanding trust certificate balances at December 31, 1997, the primary recourse to the Bank was approximately $137.4 million. The Bank is also obligated under various recourse provisions related to the swap of single-family residential loans for participation certificates issued to the Bank by the Federal Home Loan Mortgage Corporation. At December 31, 1997, recourse to the Bank under these arrangements was approximately $1.0 million.

There were no material commitments for capital expenditures at December 31, 1997.

The Bank's liquidity requirements in fiscal 1998 and for years subsequent to fiscal 1998 will continue to be affected both by the asset size of the Bank, the growth of which will be constrained by capital requirements, and the composition of the asset portfolio. Management believes that the Bank's primary sources of funds, described above, will be sufficient to meet the Bank's foreseeable long-term liquidity needs. The mix of funding sources utilized from time to time will be determined by a number of factors, including capital planning objectives, lending and investment strategies and market conditions.

Year 2000 Considerations. Some of the Bank's computer systems are designed to process transactions using two digits to describe the year (e.g., "97" for 1997) rather than four digits and therefore such systems may have difficulty accurately processing transactions and making calculations using dates later than December 31, 1999. Management has implemented a program to upgrade or replace its computer systems to address this problem and expects the upgrades and replacements, along with related testing to be substantially completed not later than December 1998. Management does not expect that the cost of converting such systems will be material to its financial condition or results of operations. Nevertheless, a failure on the part of the Bank to ensure that its computer systems are year 2000 compliant could have a material adverse affect on the Bank's operations. Moreover, if any of the Bank's significant customers or service providers do not successfully and timely achieve year 2000 compliance for their computer systems, the Bank also could be adversely affected.

RESULTS OF OPERATIONS

THREE MONTHS ENDED DECEMBER 31, 1997 COMPARED TO
     THREE MONTHS ENDED DECEMBER 31, 1996

REAL ESTATE

The Real Estate Trust recorded a loss before depreciation and amortization of $4.6 million and an operating loss of $7.4 million in the three-month period ended December 31, 1997 (the "1998 quarter") compared to a loss before depreciation and amortization of $4.3 million and an operating loss of $7.1 million in the three-month period ended December 31, 1996, (the "1997 quarter"). The changes reflect improved results from properties reduced by a loss in equity results from unconsolidated entities.

Income after direct operating expenses from hotels increased $836,000 (20.2%) in the 1998 quarter over the level achieved in the 1997 quarter. $717,000 (17.7%) of this increase reflected improved results from the nine hotels owned throughout both quarters and $119,000 reflected results from acquisition properties. The increase in total revenue of $1,997,000 (15.1%) exceeded the increase of $ 1,161,000 (12.8%) in direct operating expenses. For the nine hotels owned throughout both periods, the increase in total revenue was $1,507,000 (11.6%) and the increase in direct operating expenses was $790,000 (8.9%). The revenue increase was attributable to improved market conditions which permitted the Real Estate Trust to raise average room rates and occupancy levels.

Income after direct operating expenses from office and industrial properties increased $614,000 (20.5%) in the 1998 quarter over the 1997 quarter. The increase in gross income, which totaled $685,000 (14.2%), exceeded the increase in expenses of $71,000 (3.9%). The improvement was due to additional space leased in the current period and higher turnover rents.

Interest expense increased $111,000 (1.1%) in the 1998 quarter, because of higher average borrowings. Average balances of the Real Estate Trust's outstanding borrowings increased to $404.0 million for the 1998 quarter from $396.4 million for the 1997 quarter. The average interest rate in the 1998 and 1997 quarters was 10.22% and 10.28%, respectively.

Amortization of debt expense decreased $34,000 (19.5%) in the 1998 quarter, primarily due to lower costs experienced in the renewal of lines of credit.

Depreciation increased $10,000 (0.4%) in the 1998 quarter as a result of new assets placed in service and the change in the hotel portfolio described above.

Advisory, management and leasing fees paid to related parties increased $131,000 (6.9%) in the 1998 quarter from their level in the 1997 quarter. The monthly advisory fees were $317,000 in the 1998 quarter, compared to $311,000 in the 1997 quarter, an increase aggregating $19,000 (2.0%). Management and leasing fees increased $112,000 (11.4%) in the current quarter, reflecting both higher hotel sales and office rents on which the fees are based.

General and administrative expense decreased $96,000 (20.0%) in the 1998 quarter, primarily due to lower legal expense ($84,000).

Equity in earnings (losses) of unconsolidated entities reflected a loss of $1,339,000 in the 1998 quarter and earnings of $444,000 in the 1997 quarter. The loss was attributable to nonrecurring charges for losses on sales of interest rate protection agreements and losses on early extinguishment of debt.

BANKING

Overview. The Bank recorded operating income of $29.4 million for the three months ended December 31, 1997 (the "1997 quarter"), compared to operating of $20.0 million for the three months ended December 31, 1996 (the "1996 quarter"). The increase in operating income for the 1997 quarter was primarily attributable to a $41.8 million increase in other (non-interest) income resulting primarily from increased gains on sales of loans and loan and deposit servicing fee income. Partially offsetting the positive effect such increases had on income were a decrease in interest income, an increase in the provision for loan losses and an increase in operating expenses.

Net Interest Income. Net interest income, before the provision for loan losses, decreased $9.6 million (or 16.7%) in the 1997 quarter. The Bank would have recorded additional interest income of $0.5 million for the 1997 quarter if the Bank's non-accrual assets and restructured loans had been current in accordance with their original terms. The Bank's net interest income in future periods will continue to be adversely affected by the Bank's non-performing assets. See "Financial Condition - Asset Quality - Non-Performing Assets."

The following table sets forth, for the periods indicated, information regarding the total amount of income from interest-earning assets and the resulting yields, the interest expense associated with interest-bearing liabilities, expressed in dollars and rates, and the net interest spread and net yield on interest-earning assets.

Net Interest Margin Analysis
(Dollars in thousands)

                                                                         Three Months Ended December 31,
                                                    -----------------------------------------------------------------------------
                                                                      1997                                       1996
                                                    -------------------------------------  --------------------------------------
                                                       Average                  Yield/         Average                  Yield/
                                                       Balances     Interest     Rate          Balances     Interest     Rate
                                                    ------------- ------------ ----------  -------------- ------------ ----------
Assets:
  Interest-earning assets:
    Loans receivable, net (1)                       $  2,574,477  $    74,495      11.57%  $   3,439,724  $    93,240      10.84%
    Mortgage-backed securities                         1,892,345       26,607       5.62       1,277,901       18,914       5.92
    Federal funds sold and securities
      purchased under agreements to resell               213,924        3,027       5.66          78,391        1,055       5.38
    Trading securities                                    27,597          472       6.84          13,325          244       7.32
    Investment securities                                 27,804          402       5.78           9,850          144       5.85
    Other interest-earning assets                        168,592        1,392       3.30         158,765        1,674       4.22
                                                    ------------- ------------             -------------- ------------
      Total                                            4,904,739      106,395       8.68       4,977,956      115,271       9.26
                                                                  ============ ==========                 ============ ==========

  Noninterest-earning assets:
    Cash                                                 206,274                                 185,194
    Real estate held for investment or sale               94,013                                 123,451
    Property and equipment,  net                         274,908                                 229,447
    Goodwill and other intangible assets, net             13,863                                   2,255
    Other assets                                         482,025                                 322,118
                                                    -------------                          --------------
      Total assets                                  $  5,975,822                           $   5,840,421
                                                    =============                          ==============

Liabilities and stockholders' equity:
  Interest-bearing liabilities:
    Deposit accounts:
      Demand deposits                               $    929,530        5,828       2.51   $     854,263        5,296       2.48
      Savings deposits                                   992,692        8,531       3.44         953,087        8,133       3.41
      Time deposits                                    1,791,592       24,775       5.53       1,183,496       15,290       5.17
      Money market deposits                              970,999        9,645       3.97         993,038        9,607       3.87
                                                    -------------   ----------             --------------   ----------
      Total deposits                                   4,684,813       48,779       4.16       3,983,884       38,326       3.85
    Borrowings                                           507,732        9,513       7.49       1,281,952       19,218       6.00
                                                    ------------- ------------             -------------- ------------
      Total liabilities                                5,192,545       58,292       4.49       5,265,836       57,544       4.37
                                                                  ------------ ----------                 ------------ ----------
  Noninterest-bearing items:
    Noninterest-bearing deposits                         231,583                                 168,639
    Other liabilities                                     80,218                                  48,732
    Minority interest                                    144,000                                  45,016
    Stockholders' equity                                 327,476                                 312,198
                                                    -------------                          --------------
      Total liabilities and stockholders' equity    $  5,975,822                           $   5,840,421
                                                    =============                          ==============

Net interest income                                               $    48,103                             $    57,727
                                                                  ============                            ============
Net interest spread (2)                                                             4.19%                                   4.89%
                                                                               ==========                              ==========
Net yield on interest-earning assets (3)                                            3.92%                                   4.64%
                                                                               ==========                              ==========
Interest-earning assets to interest-bearing liabilities                            94.46%                                  94.53%
                                                                               ==========                              ==========

---------------------------------------------------------------------------------------------------------------------------------
(1) Includes loans held for sale and/or securitization. Interest on non-accruing loans has been included only to the extent reflected in the
    Consolidated Statements of Operations; however, the loan balance is included in the average amount outstanding until transferred to real estate acquired in settlement of loans.
(2) Equals weighted average yield on total interest-earning assets less weighted average rate on total interest-bearing liabilities.
(3) Equals annualized net interest income divided by the average balances of total interest-earning assets.

The following table presents certain information regarding changes in interest income and interest expense of the Bank during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to changes in volume (change in volume multiplied by old rate); changes in rate (change in rate multiplied by old volume); and changes in rate and volume.

Volume and Rate Changes in Net Interest Income
(Dollars in thousands)

                                                       Three Months Ended December 31, 1997
                                                                    Compared to
                                                       Three Months Ended December 31, 1996
                                                                Increase (Decrease)
                                                               Due to Change in (1)
                                                     ------------------------------------------
                                                                                       Total
                                                        Volume          Rate           Change
                                                     -----------    -----------    ------------
Interest income:

  Loans (2)                                          $  (54,401)    $   35,656     $   (18,745)
  Mortgage-backed securities                             13,896         (6,203)          7,693
  Federal funds sold and securities
    purchased under agreements  to resell                 1,914             58             228
  Trading securities                                        335           (107)          1,972
  Investment securities                                     270            (12)            258
  Other interest-earning assets                             584           (866)           (282)
                                                     -----------    -----------    ------------
      Total interest income                             (37,402)        28,526          (8,876)
                                                     -----------    -----------    ------------


Interest expense:
  Deposit accounts                                        7,171          3,282          10,453
  Borrowings                                            (33,948)        24,243          (9,705)
                                                     -----------    -----------    ------------
      Total interest expense                            (26,777)        27,525             748
                                                     -----------    -----------    ------------



Increase in net interest income                      $  (10,625)    $    1,001     $    (9,624)
                                                     ===========    ===========    ============


-----------------------------------------------------------------------------------------------
(1)    The net change attributable to the combined impact of volume and rate has been allocated in proportion to the absolute value of the change due to volume and the change due to rate.
(2)    Includes loans held for sale and/or securitization.

Interest income in the 1997 quarter decreased $8.9 million (or 7.7%) from the level in the 1996 quarter as a result of lower average balances of loans receivable, and, to a lesser extent, lower average yields on mortgage-backed securities. Higher average yields on loans receivable and higher average balances of mortgage-backed securities partially offset the negative effect on interest income of the lower average loan balances and yields on mortgage-backed securities.

The Bank's net yield on interest-earning assets decreased to 3.92% in the 1997 quarter from 4.64% in the 1996 quarter. The decrease in the net yield primarily reflected lower yields earned on certain of the Bank's interest-earning assets resulting from a decline in market rates, as well as higher average rates on deposits, reflecting a shift in the composition of the Bank's deposits to higher yielding certificates of deposit, primarily due to brokered deposits accepted in fiscal 1997. The Bank does not currently anticipate significant reliance on brokered deposits as a key source of funding in the future.

Interest income on loans, the largest category of interest-earning assets, decreased by $18.8 million (or 20.1%) from the 1996 quarter primarily because of lower average balances. Higher average yields earned on the loan portfolio partially offset the negative effect of the lower average balances.

Lower average balances of the Bank's single-family residential loans, which decreased $694.2 million (or 42.3%), resulted primarily from the $1.1 billion exchange of single-family residential loans held in its portfolio for mortgage-backed securities (which the Bank retained for its own portfolio) in September 1997. The decrease was primarily responsible for an $11.3 million (or 38.7%) decrease in interest income from single-family residential loans. Average balances of credit card loans and home improvement and related loans decreased $95.4 million and $62.1 million, respectively, largely because of additional securitization activity during fiscal 1997, which, in addition to the decline in net yields on credit card loans discussed below, resulted in a $7.3 million and $2.2 million decline in interest income from such loans, respectively. An increase in the securitization of automobile loans was the primary reason for the $81.9 million decline (or 26.2%) in average balances of automobile loans. An increase in the average balances of home equity credit line loans of $58.4 million (or 90.3%) partially offset the decreases discussed above, and was primarily a result of the $119.2 million purchase of such loans in December 1996. Interest income on home equity credit line loans increased by $1.6 million (or 170.9%) in the current quarter.

The average yield on the loan portfolio in the 1997 quarter increased 73 basis points (to 11.57% from 10.84%) from the average yield in the 1996 quarter. Contributing to the higher net yield was an increase in the average yield on automobile loans (from 11.95% to 15.86%), resulting from higher yields earned on loans originated by one of the Bank's operating subsidiaries. In addition, an increase in the average yield on single-family residential loans (from 7.14% to 7.59%) resulted from the September 1997 $1.1 billion exchange of single-family residential loans for mortgage-backed securities. These loans had a weighted average interest rate of 6.89% at the date of exchange.

Interest income on mortgage-backed securities increased $7.7 million (or 40.7%) primarily because of higher average balances. The increased mortgage-backed securities balances in the 1997 quarter reflected the $1.1 billion securitization of single-family residential loans in September 1997. The positive effect of the higher average balances was partially offset by a decrease in the average interest rates on these securities from 5.92% to 5.62%.

Interest expense increased $0.7 million (or 1.3%) for the 1997 quarter primarily because of an increase of $10.5 million (or 27.3%) in interest expense on deposits, the largest category of interest-bearing liabilities. Interest expense on deposits increased as a result of an increase in average deposit balances of $700.9 million (or 17.6%), and, to a lesser extent, an increase in the average rates on deposits (to 4.16% from 3.85%), which reflected the shift in the composition of the Bank's deposits to higher yielding certificates of deposit.

The increase in interest expense on deposits was partially offset by a $9.7 million (or 50.5%) decrease in interest expense on borrowings. The decrease in interest paid on borrowings was primarily attributable to a $9.1 million and a $2.3 million decrease in interest expense on repurchase agreement transactions and Federal Home Loan Bank advances, respectively, largely because of a $675.2 million and a $177.1 million decline in the average balances of such borrowings, respectively. Excess funds generated from securitization activity during fiscal 1997 and additional deposits facilitated the paydown of such borrowings.

Provision for Loan Losses. The Bank's provision for loan losses increased to $35.1 million in the 1997 quarter from $26.8 million in the 1996 quarter. The $8.2 million increase was primarily due to a $3.9 million and a $3.4 million increase in the provision for losses on credit card and other consumer loans, respectively. See "Financial Condition - Asset Quality - Allowances for Losses."

Other Income. Other (non-interest) income increased to $129.4 million in the 1997 quarter from $87.6 million in the 1996 quarter. The $41.8 million increase in such income was primarily attributable to increases in gain on sales of loans and loan and deposit servicing fees.

Gain on sales of loans increased by $25.3 million to $33.2 million from $7.9 million, primarily because of $16.3 million of gains recognized on the securitization and sale of credit card loan receivables. Additional gains recognized on the securitization and sale of home equity credit line and automobile loans in the amount of $7.2 million and $1.8 million, respectively, also contributed to the $25.1 million increase during the current quarter. Amortization of prior gains on sales of loans in the amount of $8.6 million is included in loan and deposit servicing fees.

The Bank recognized a $3.8 million net unrealized gain on its interest-only strips reflecting the December 31, 1997 market-value adjustment on the interest-only strips related to the credit card securitized assets.

The increase of $12.9 million (or 20.5%) in loan and deposit servicing fees was primarily due to an increase of $11.2 million in income earned by the Bank on interest-only strips for servicing its portfolio of securitized credit card loans. Fees recognized for servicing deposit accounts also increased by $1.8 million and resulted primarily from the additional fees generated through the Bank's ATM network.

Operating Expenses. Operating expenses for the 1997 quarter increased $14.4 million (or 14.7%) from the level in the 1996 quarter. The primary component of the higher operating expenses was an increase in salaries and employee benefits. The $8.2 million increase in salaries and employee benefits resulted primarily from the addition of staff to the Bank's credit card, consumer lending and branch operations.

                                   SIGNATURES


     Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                B. F. SAUL REAL ESTATE INVESTMENT TRUST
                                -----------------------------------------------
                                (Registrant)



Date: February 12, 1998         Stephen R. Halpin, Jr.
      -----------------         -----------------------------------------------
                                Vice President and Chief Financial Officer


Date: February 12, 1998         Ross E. Heasley
      -----------------         -----------------------------------------------
                                Vice President and Principal Accounting Officer

                                                                    ATTACHMENT C





                            CHEVY CHASE BANK, F.S.B.
                            ------------------------
                       CONSOLIDATED FINANCIAL STATEMENTS
                       AS OF SEPTEMBER 30, 1997 AND 1996,
                         TOGETHER WITH AUDITORS' REPORT

                            CHEVY CHASE BANK, F.S.B.
                            ------------------------
                                    CONTENTS
                                    --------

                                              Page
                                              ----

Report of Independent Public Accountants         1

Consolidated Financial Statements:

   Statements of Financial Condition             2

   Statements of Operations                      3

   Statements of Stockholders' Equity            5

   Statements of Cash Flows                      6

Notes to Consolidated Financial Statements       9


                              ARTHUR ANDERSEN LLP

               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of Chevy Chase Bank, F.S.B.:

We have audited the accompanying consolidated statements of financial condition of Chevy Chase Bank, F.S.B. and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chevy Chase Bank, F.S.B. and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997 in conformity with generally accepted accounting principles.

As explained in Note 1 to the financial statements, effective January 1, 1997, the Bank changed its method of accounting for servicing assets and interest-only strips.


                                                         /s/ Arthur Andersen LLP


Washington, D.C.
October 22, 1997 (except with respect
to the matter discussed in Note 24, as to which the date is November 12, 1997).

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                CONSOLIDATED  STATEMENTS OF FINANCIAL CONDITION
                -----------------------------------------------
                                (IN  THOUSANDS)

----------------------------------------------------------------------------------------------
                                                                        September 30,
                                                              --------------------------------
                                                                 1997                  1996
                                                              ----------            ----------
                                    ASSETS
Cash and due from banks                                       $  238,169            $  213,394
Interest-bearing deposits                                         48,722                53,031
Federal funds sold and securities purchased
  under agreements to resell                                     365,000                     0
Loans held for sale                                              102,749                76,064
Loans held for securitization and sale                           220,000               450,000
Trading securities                                                 7,899                     0
Investment securities (market value of $5,012 and
  $9,820, respectively)                                            4,998                 9,818
Mortgage-backed securities (market value of
  $1,984,667 and $1,307,838, respectively)                     1,985,707             1,306,417
Loans receivable (net of allowance for losses of
  $105,679 and $95,523, respectively)                          2,104,140             2,773,024
Federal Home Loan Bank stock                                      33,170                31,940
Real estate held for investment or sale (net of allowance
  for losses of $140,936 and $126,710, respectively)              94,290               123,489
Property and equipment, net                                      268,540               219,740
Goodwill and other intangible assets, net                         44,251                40,523
Interest-only strips, net                                        105,812                     0
Excess spread assets, net                                              0                42,602
Servicing assets, net                                             41,413                32,607
Other assets                                                     424,553               354,955
                                                              ----------            ----------
  Total assets                                                $6,089,413            $5,727,604
                                                              ==========            ==========

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposit accounts                                              $4,893,756            $4,164,037
Securities sold under repurchase agreements
  and other short-term borrowings                                 74,821               637,141
Notes payable                                                      7,019                 7,277
Federal Home Loan Bank advances                                  188,511               269,065
Custodial accounts                                                 2,809                 7,415
Amounts due to banks                                              44,835                44,423
Other liabilities                                                120,416                99,086
                                                              ----------            ----------
                                                               5,332,167             5,228,444
Capital notes-subordinated                                       250,000               160,000
                                                              ----------            ----------
  Total liabilities                                            5,582,167             5,388,444
                                                              ----------            ----------
Minority interest                                                144,000                     0

Stockholders' equity:
13% Noncumulative Perpetual Preferred Stock, Series A,
  $0.01 par value, 3,000,000 shares authorized, issued
  and outstanding                                                     30                    30
Common Stock, $1 par value, 10,000,000 shares
  authorized, 510,000 shares issued, 10,000 shares
  outstanding                                                         10                    10
Capital contributed in excess of par                             165,704               165,704
Retained earnings                                                197,995               175,291
Net unrealized holding gains (losses)                               (493)               (1,875)
                                                              ----------            ----------
  Total stockholders' equity                                     363,246               339,160
                                                              ----------            ----------
  Total liabilities and stockholders' equity                  $6,089,413            $5,727,604
                                                              ==========            ==========
----------------------------------------------------------------------------------------------

The Notes to Consolidated Financial Statements are an integral part of these statements.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                    CONSOLIDATED  STATEMENTS OF OPERATIONS
                    --------------------------------------
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

----------------------------------------------------------------------------------------------------
                                                                 Year Ended September 30,
                                                      ----------------------------------------------
                                                        1997               1996               1995
                                                      --------           --------           --------
INTEREST INCOME
  Loans                                               $360,780           $317,902           $294,575
  Mortgage-backed securities                            72,209             50,955             60,623
  Trading securities                                     1,530                953                373
  Investment securities                                    481                315                194
  Other                                                 15,418             17,441              9,571
                                                      --------           --------           --------
    Total interest income                              450,418            387,566            365,336
                                                      --------           --------           --------
INTEREST EXPENSE
  Deposit accounts                                     168,907            162,569            154,299
  Short-term borrowings                                 47,378             10,407             18,094
  Long-term borrowings                                  23,530             15,860             16,721
                                                      --------           --------           --------
    Total interest expense                             239,815            188,836            189,114
                                                      --------           --------           --------
      NET INTEREST INCOME                              210,603            198,730            176,222
Provision for loan losses                              125,115            115,740             54,979
                                                      --------           --------           --------
      NET INTEREST INCOME AFTER PROVISION
        FOR LOAN LOSSES                                 85,488             82,990            121,243
                                                      --------           --------           --------
OTHER INCOME
  Loan servicing fees                                  227,817            264,139            184,275
  Credit card fees                                      57,381             30,765              9,855
  Deposit servicing fees                                41,893             29,900             24,442
  Gain (loss) on sales of trading securities, net        1,203              1,158               (600)
  Loss on real estate held for investment
    or sale, net                                       (18,688)           (24,413)            (5,164)
  Gain on sales of loans, net                           73,822             23,242             12,882
    interest-only strips                                 6,976                  0                  0
  Other                                                 22,573             19,713              7,320
                                                      --------           --------           --------
    Total other income                                 412,977            344,504            233,010
                                                      --------           --------           --------
OPERATING EXPENSES
  Salaries and employee benefits                       160,949            127,370            108,218
  Loan                                                  29,925             28,263             15,720
  Property and equipment                                24,397             20,705             16,283
  Marketing                                             74,504             53,705             46,117
  Data processing                                       48,138             41,270             34,310
  Depreciation and amortization                         28,479             24,410             21,461
  Deposit insurance premiums                             5,033             37,362             10,749
  Amortization of goodwill and other
    intangible assets                                    5,335              4,005              4,110
  Other                                                 44,059             46,222             42,633
                                                      --------           --------           --------
    Total operating expenses                           420,819            383,312            299,601
                                                      --------           --------           --------
----------------------------------------------------------------------------------------------------

Continued on the following page.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
              CONSOLIDATED  STATEMENTS OF OPERATIONS (CONTINUED)
              --------------------------------------------------
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                               Year Ended September 30,
                                                     -----------------------------------------------
                                                        1997               1996              1995
                                                     ---------          ---------          ---------
Income before income taxes and minority interest        77,646             44,182             54,652

Provision for income taxes                              23,266             16,553             17,330
                                                     ---------          ---------          ---------

Income before minority interest                         54,380             27,629             37,322

Minority interest                                      (12,926)                 0                  0
                                                     ---------          ---------          ---------

NET INCOME                                           $  41,454          $  27,629          $  37,322
                                                     =========          =========          =========

PREFERRED STOCK DIVIDENDS                                9,750              9,750              9,750
                                                     ---------          ---------          ---------

EARNINGS AVAILABLE TO COMMON
  STOCKHOLDERS                                       $  31,704          $  17,879          $  27,572
                                                     =========          =========          =========

EARNINGS PER COMMON SHARE:                           $3,170.40          $1,787.90          $2,757.20
                                                     =========          =========          =========


The Notes to Consolidated Financial Statements are an integral part of these statements.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                -----------------------------------------------
                                (IN THOUSANDS)





                                                                                        Net
                                                            Capital                  Unrealized
                                                          Contributed                 Holding         Total
                                     Preferred   Common    in Excess     Retained     Gains      Stockholders'
                                       Stock     Stock      of Par       Earnings    (Losses)       Equity
                                     ---------  -------   -----------   ----------  ----------   ------------
Balance, September 30, 1994          $      30  $    10   $   165,704   $  138,340  $  (14,128)  $    289,956
  Net income                                 -        -             -       37,322           -         37,322
  Cash dividends on 13%
    Noncumulative Perpetual
    Preferred Stock, Series A                -        -             -       (9,750)          -         (9,750)
  Increase in net unrealized
    holding gains (losses)                   -        -             -            -      11,016         11,016
                                     ---------  -------   -----------   ----------  ----------   ------------

Balance, September 30, 1995                 30       10       165,704      165,912      (3,112)       328,544
  Net income                                 -        -             -       27,629           -         27,629
  Cash dividends on 13%
    Noncumulative Perpetual
    Preferred Stock, Series A                -        -             -       (9,750)          -         (9,750)
  Cash dividends on
    Common Stock                             -        -             -       (8,500)          -         (8,500)
  Increase in net unrealized
    holding gains (losses)                   -        -             -            -       1,237          1,237
                                     ---------  -------   -----------   ----------  ----------   ------------

Balance, September 30, 1996                 30       10       165,704      175,291      (1,875)       339,160
  Net income                                 -        -             -       41,454           -         41,454
  Cash dividends on 13%
    Noncumulative Perpetual
    Preferred Stock, Series A                -        -             -       (9,750)          -         (9,750)
  Cash dividends on
    Common Stock                             -        -             -       (9,000)          -         (9,000)
  Increase in net unrealized
    holding gains (losses)                   -        -             -            -       1,382          1,382
                                     ---------  -------   -----------   ----------  ----------   ------------

Balance, September 30, 1997          $      30  $    10  $    165,704  $   197,995  $     (493) $     363,246
                                     =========  =======  ============  ===========  ==========  =============

The Notes to Consolidated Financial Statements are an integral part of these statements.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------
               INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                (IN THOUSANDS)



                                                                                      Year Ended September 30,
                                                                         -----------------------------------------------------
                                                                            1997                1996                 1995
                                                                         -----------         -----------           -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                              $    41,454         $    27,629           $    37,322
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Amortization (accretion) of premiums, discounts and
      net deferred loan fees                                                   7,192                (219)                 (457)
  Depreciation and amortization                                               28,479              24,410                21,461
  Amortization of goodwill and other intangible assets                         5,335               4,005                 4,110
  Provision for loan losses                                                  125,115             115,740                54,979
  Capitalized interest on real estate held for investment or sale             (2,212)             (3,462)               (4,512)
  Purchases of trading securities                                             (7,899)                  0                     0
  Proceeds from sales of trading securities                                  430,938             363,364               239,147
  Net fundings of loans held for sale                                       (697,593)           (690,589)             (390,634)
  Proceeds from sales of loans held for sale and/or
               securitization                                              2,599,860           1,984,484             2,188,531
  Proceeds from sales of spread accounts                                     144,200              42,140                59,200
  Earnings on real estate                                                     (1,156)             (2,278)              (19,267)
  Provision for losses on real estate held for investment or sale             19,623              26,341                26,321
  (Gain) loss on sales of trading securities, net                             (1,203)             (1,158)                  600
  Gain on sales of loans, net                                                (73,822)            (23,242)              (12,882)
  Unrealized gain on valuation of interest-only strips                        (6,976)                  0                     0
  Increase in interest-only strips                                          (105,812)                  0                     0
  Decrease (increase) in excess spread assets                                 42,602             (16,962)                 (442)
  Increase in servicing assets                                                (8,806)             (4,238)              (13,294)
  Increase in other assets                                                  (210,375)           (117,744)             (140,240)
  Increase in other liabilities                                               21,741              23,724                34,903
  Other                                                                        8,006             (12,440)                3,176
                                                                         -----------         -----------           -----------

 NET CASH PROVIDED BY OPERATING ACTIVITIES                                 2,358,691           1,739,505             2,088,022
                                                                         -----------         -----------           -----------


CASH FLOWS FROM INVESTING ACTIVITIES:
  Net proceeds from maturities of investment securities                        5,000               4,410                   100
  Net proceeds from redemption of Federal Home Loan Bank stock                 9,482                   0                     0
  Net proceeds from sales of real estate                                      23,624              58,874               133,300
  Net fundings of loans receivable                                        (1,898,904)         (1,702,926)           (2,295,069)
  Principal collected on mortgage-backed securities                          771,095             221,698               183,166
  Purchases of Federal Home Loan Bank stock                                  (10,712)                  0                     0
  Purchases of investment securities                                               0              (9,725)                    0
  Purchases of mortgage-backed securities                                   (311,554)           (649,688)             (107,127)
  Purchases of loans receivable                                             (754,515)           (391,878)              (88,518)
  Purchases of property and equipment                                        (77,859)            (69,749)              (55,924)
  Acquisition of other intangible assets                                      (9,063)                  0                     0
  Disbursements for real estate held for investment or sale                  (14,199)            (14,447)              (32,834)
  Other                                                                        1,036              (5,950)                1,103
                                                                         -----------         -----------           -----------
 NET CASH USED IN INVESTING ACTIVITIES                                    (2,266,569)         (2,559,381)           (2,261,803)
                                                                         -----------         -----------           -----------


Continued on the following page.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
               -------------------------------------------------
               INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                (IN THOUSANDS)

                                                                                  Year Ended September 30,
                                                                    -----------------------------------------------------
                                                                       1997                1996                  1995
                                                                    -----------         -----------           -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from customer deposits and sales of
     certificates of deposit                                         18,915,801          15,312,125            14,086,575
  Customer withdrawals of deposits and payments
   for maturing certificates of deposit                             (18,186,082)        (15,307,340)          (13,936,084)
  Net (decrease) increase in securities sold under
     repurchase agreements                                             (574,217)            574,400                   777
  Advances from the Federal Home Loan Bank                              877,483             429,459               992,073
  Repayments of advances from the Federal Home Loan Bank               (958,037)           (315,446)             (937,021)
  Proceeds from other borrowings                                      6,271,193           2,469,675               793,261
  Repayments of other borrowings                                     (6,259,554)         (2,417,606)             (816,755)
  Cash dividends paid on preferred stock                                 (9,750)             (9,750)               (9,750)
  Cash dividends paid on common stock                                    (9,000)             (8,500)                    -
  Repayment of capital notes - subordinated                             (10,000)                  -                     -
  Net proceeds received from capital notes - subordinated                96,112                   -                     -
  Net proceeds from issuance of preferred stock                         144,000                   -                     -
  Other                                                                  (4,605)                  2               (12,110)
                                                                    -----------         -----------           ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                               293,344             727,019               160,966
                                                                    -----------         -----------           ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    385,466             (92,857)              (12,815)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                          266,425             359,282               372,097
                                                                    -----------         -----------           -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                            $   651,891         $   266,425           $   359,282
                                                                    ===========         ===========           ===========


Continued on the following page.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
               -------------------------------------------------
               INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                (IN THOUSANDS)


                                                                                   Year Ended September 30,
                                                                       ----------------------------------------------------
                                                                          1997                1996                  1995
                                                                       ----------          ----------            ----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid during the year for:
   Interest (net of amount capitalized)                                $  232,748          $  203,241            $  189,717
   Income taxes                                                        $    7,348          $   37,196            $   19,133

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND
 FINANCING ACTIVITIES:
  Loans held for sale exchanged for trading securities                 $  430,786          $  363,257            $  133,014
  Mortgage-backed securities available-for-sale transferred to
    mortgage-backed securities held-to-maturity                        $        -          $        -            $  942,085
  Investment securities available-for-sale transferred to
    investment securities held-to-maturity                             $        -          $        -            $    4,354
  Real estate held for investment transferred to real
    estate held for sale                                               $        -          $        -            $    9,273
  Loans receivable transferred to loans held for sale and/or
               securitization                                          $2,026,478          $1,594,262            $2,387,690
  Loans made in connection with the sale of real estate                $    7,769          $   46,537            $   10,826
  Loans receivable transferred to real estate acquired in
    settlement of loans                                                $    4,706          $    5,972            $    9,822
  Loans receivable exchanged for mortgage-backed securities
    held-to-maturity                                                   $1,136,180          $        -            $   23,155
  Loans held for sale and/or securitization transferred to
    to loans receivable                                                $        -          $        -            $   50,000
  Loans held for sale transferred to loans receivable                  $        -          $    3,146            $        -

The Notes to Consolidated Financial Statements are an integral part of these statements.

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

Chevy Chase Bank, F.S.B. is a federally chartered and federally insured stock savings bank and, as such, is subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision ("OTS") and by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is principally engaged in the business of attracting deposits from the public and using such deposits, together with borrowings and other funds, to make loans secured by real estate, primarily residential mortgage loans, and various types of consumer loans, primarily credit card and automobile loans. The Bank's principal deposit market is the Washington, D.C. metropolitan area.

A summary of significant accounting policies of Chevy Chase Bank, F.S.B. and subsidiaries (collectively the "Bank") is as follows:

  AFFILIATION OF CORPORATIONS AND BASIS OF PRESENTATION:

  All of the outstanding common stock of the Bank is owned by affiliated entities, with the majority (80%) owned by B. F. Saul Real Estate Investment Trust (the "Trust").

  The accompanying consolidated financial statements include the accounts of the Bank and all subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  USE OF ESTIMATES:

  The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the balance sheet and revenues and expenses for the reporting period. The most critical estimates relate to impairment of loans and other assets and the fair values of loan interests sold and retained. Actual results could differ from those estimates.

  CASH AND CASH EQUIVALENTS:

  For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest - bearing deposits, federal funds sold and securities purchased under agreements to resell.

  Regulation D of the Federal Reserve Act requires the Bank to maintain reserves in the form of cash and deposits at the Federal Reserve Bank. The total average reserve balances maintained by the Bank, which consisted primarily of cash, were $114,632, $105,170, and $87,803 during the years ended September 30, 1997, 1996, and 1995, respectively.

  LOANS HELD FOR SALE:

  The Bank engages in mortgage banking activities. At September 30, 1997 and 1996, loans held for sale are composed of single-family residential loans originated or purchased for sale in the secondary market

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

  LOANS HELD FOR SALE (CONTINUED):

  and are carried at aggregate cost which is lower than aggregate market value. Single-family residential loans held for sale will either be sold or will be exchanged for mortgage-backed securities and then sold. Gains and losses on sales of whole loans held for sale are determined using the specific identification method. See "Trading Securities."

  LOANS HELD FOR SECURITIZATION AND SALE:

  The Bank periodically securitizes and sells certain pools of loan receivables in the public and private markets. These securitizations are recorded as sales. Gains on the sale of loans are limited to amounts related to loans existing at the date of sale and do not include amounts related to loans expected to be sold during any future reinvestment period.

  Loans held for securitization and sale are the lesser of loans eligible for securitization or loans that management contemplates to securitize within six months. Such loans held for securitization and sale are reported at the lower of aggregate cost or aggregate market value for each asset type.

  INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES:

  The Bank classifies its investment and mortgage-backed securities as either "held-to-maturity," "available-for-sale" or "trading" at the time such securities are acquired. Prior to fiscal 1995, the Bank classified all of its investment and mortgage-backed securities as available-for-sale.

  During fiscal 1995, the Bank transferred all of its investment securities and mortgage-backed securities previously classified as available-for-sale to held-to-maturity. These securities were transferred at their fair value. Net unrealized holding losses, net of the related income tax effect, amounting to $3,476 as of the date of the transfer, and $493 as of September 30, 1997, continue to be reported as a separate component of stockholders' equity and are being amortized to income over the remaining lives of the securities using the level-yield method. All investment securities and mortgage-backed securities are classified as held-to-maturity at September 30, 1997 and 1996.

  Premiums and discounts on investment securities and mortgage-backed securities are amortized or accreted using the level-yield method. Realized gains and losses are determined using the specific identification method.

  TRADING SECURITIES:

  As part of its mortgage banking activities, the Bank exchanges loans held for sale for mortgage-backed securities and then sells the mortgage-backed securities, which are classified as trading securities, to third party investors in the month of issuance. Proceeds from sales of trading securities were $430,938, $363,364 and $239,147 during the years ended September 30, 1997, 1996 and 1995, respectively. The

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

  TRADING SECURITIES (CONTINUED):

  Bank realized net gains of $1,203 and $1,158 on the sales of trading securities for the years ended September 30, 1997 and 1996, respectively. The Bank realized net losses of $600 on the sales of trading securities for the year ended September 30, 1995. Gains and losses on sales of trading securities are determined using the specific identification method. There were no mortgage securities classified as trading securities at September 30, 1997 and 1996.

  At September 30, 1997, the Bank held one automobile loan-backed security in the amount of $7,899, which was classified as trading. Such security was established in conjunction with an automobile loan securitization transaction and represents a separate class of certificates, all of which was retained by the Bank. See Note 8.

  LOAN ORIGINATION AND COMMITMENT FEES:

  Nonrefundable loan fees, such as origination and commitment fees, and incremental loan origination costs relating to loans originated or purchased are deferred. Net deferred fees (costs) related to loans held for investment are amortized over the life of the loan using the level-yield or straight-line method. Net fees (costs) related to loans held for sale are deferred until such time as the loan is sold, at which time the net deferred fees (costs) become a component of the gain or loss on sale.

  CREDIT CARD FEES AND COSTS:

  Credit card membership fees are deferred and recognized as income on a straight-line basis over the period the fee entitles the cardholder to use the card, which is one year. Credit card origination costs are deferred and recognized as a reduction of income on a straight-line basis over the privilege period which is generally one year.

  IMPAIRED LOANS:

  A loan is considered impaired when, based on all current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the agreement, including all scheduled principal and interest payments. Such impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate or, as a practical expedient, impairment may be measured based on the loan's observable market price, or, if the loan is collateral-dependent, the fair value of the collateral. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Loans for which foreclosure is probable continue to be accounted for as loans. Certain credit card loans for which customers have agreed to modified payment terms are also classified as impaired loans.

  Each impaired real estate loan is evaluated individually to determine the income recognition policy. Generally, payments received are applied in accordance with the contractual terms of the note or as a

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

  IMPAIRED LOANS (CONTINUED):

  reduction of principal. Interest income on impaired credit card loans is recognized using the current interest rate of the loan and the accrual method. Interest income continues to accrue on delinquent credit card loans until such loan is either paid or charged off.

  At September 30, 1997 and 1996, the Bank had two impaired real estate loans with aggregate book values of $1,027 and $1,268, respectively, before the related allowance for losses of $545 and $364, respectively. At September 30, 1997, the Bank had impaired credit card loans with a carrying value of $116,871, before the related allowance for losses of $18,892. At September 30, 1996, the Bank had impaired credit card loans with a carrying value of $55,918, before the related allowance for losses of $3,987. The average recorded investment in impaired credit card and real estate loans for the years ended September 30, 1997, 1996 and 1995 was $99,034, $49,783, and
  $33,525, respectively. The Bank recognized interest income of $13,123, $7,339, and $5,261 on its impaired loans for the years ended September 30, 1997, 1996 and 1995, respectively.

  TROUBLED DEBT RESTRUCTURINGS:

  At September 30, 1997 and 1996, the Bank had $11,861 and $13,618, respectively, of loans accounted for as troubled debt restructurings, all of which were performing loans. At September 30, 1997, the Bank had commitments to lend $85 of additional funds on loans which have been restructured.

  ALLOWANCES FOR LOSSES:

  Management reviews the loan, real estate held for investment and real estate held for sale portfolios to establish allowances for estimated losses. The allowances for losses are reviewed periodically, and allowances are provided after consideration of the borrower's financial condition and/or the estimated value of collateral or real estate, including estimated selling and holding costs. Allowances are also provided by management after considering such factors as the economy in lending areas, delinquency statistics, past loss experience and estimated future losses.

  The allowances for losses are based on estimates, and ultimate losses may vary from current estimates. As adjustments to the allowances become necessary, provisions for losses are reported in operations in the periods they are determined to be necessary.

  ACCRUED INTEREST RECEIVABLE ON LOANS:

  Loans, other than credit card loans, are reviewed on a monthly basis and are placed on non-accrual status when, in the opinion of management, the full collection of principal or interest has become unlikely. Uncollectible accrued interest receivable on non-accrual loans is charged against current period interest income.

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

 ACCRUED INTEREST RECEIVABLE ON LOANS (CONTINUED):

  Effective June 30, 1997, the Bank conformed its reporting practices for credit card loans to that of most credit card issuers and has excluded credit card loans from non-performing assets. Credit card loans are not placed on non-accrual status, but continue to accrue interest until the loan is either paid or charged-off.

  REAL ESTATE HELD FOR INVESTMENT OR SALE:

  REAL ESTATE HELD FOR INVESTMENT:
  --------------------------------

  At September 30, 1997 and 1996, real estate held for investment consists of developed land owned by one the Bank's subsidiaries. Real estate held for investment is carried at the lower of aggregate cost or net realizable value. See Note 6.

 REAL ESTATE HELD FOR SALE:
  --------------------------

  Real estate held for sale consists of real estate acquired in settlement of loans ("REO") and is carried at the lower of cost or fair value. Costs relating to the development and improvement of property, including interest, are capitalized, whereas costs relating to the holding of property are expensed. Capitalized interest amounted to $2,212, $3,462 and $4,512 for the years ended September 30, 1997, 1996 and 1995, respectively.

  PROPERTY AND EQUIPMENT:

  Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method which allocates the cost of the applicable assets over their estimated useful lives. Major improvements and alterations to office premises and leaseholds are capitalized. Leasehold improvements are amortized over the shorter of the terms of the respective leases (including renewal options that are expected to be exercised) or 20 years. Maintenance and repairs are charged to operating expenses as incurred.

  GOODWILL AND OTHER INTANGIBLE ASSETS:

  Goodwill is stated net of accumulated amortization and is being amortized using the straight-line method generally over a period of 25 years. At September 30, 1997 and 1996, goodwill totaled $36,518 and $40,523, respectively. During fiscal 1997, the Bank purchased approximately $138,000 of home equity loans. The amount of the premium attributable to the value of the home equity relationships has been included in goodwill and other intangible assets in the Consolidated Statements of Financial Condition. This premium is being amortized over the estimated lives of the underlying loans. Other intangible assets totaled $7,733 at September 30, 1997. Accumulated amortization of goodwill and other intangible assets was $52,070 and $46,735 at September 30, 1997 and 1996, respectively.

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

  SERVICING ASSETS:

  Effective January 1, 1997, the Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 125 ("SFAS 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," (described below under the caption "Adoption of Recently Issued Accounting Standards") which supersedes, but generally retains, the requirements of SFAS No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122"). Both statements require that entities that acquire servicing assets through either purchase or origination of loans and sells or securitizes those loans with servicing assets retained must allocate the total cost of the loans to the servicing assets and the loans (without the servicing assets) based on their relative fair values.

  Servicing assets, which are stated net of accumulated amortization, are amortized in proportion to the remaining net servicing revenues estimated to be generated by the underlying loans. Amortization of these assets amounted to $9,009, $7,780 and $2,154 for the years ended September 30, 1997, 1996 and 1995, respectively. Accumulated amortization was $54,522 and $45,513 at September 30, 1997 and 1996, respectively. During fiscal 1997, 1996 and 1995, the Bank recorded $15,802, $16,107 and $16,283 respectively, of servicing assets related to the sale and/or securitization of loans.

  The Bank periodically evaluates its servicing assets for impairment based upon fair value. For purposes of evaluating impairment, the Bank stratifies its servicing assets taking into consideration relevant risk characteristics including loan type, note rate and date of acquisition. To the extent the carrying value of servicing assets exceeds the fair value of such assets, a valuation allowance is recorded. The aggregate fair value of servicing assets at September 30, 1997 was $46,026.

  Activity in the valuation allowance for servicing assets is summarized as follows. No valuation allowances were recorded during fiscal 1995.

                                                   Year Ended
                                                  September 30,
                                               --------------------
                                                 1997        1996
                                               ---------  ---------
        Balance at beginning of year             $ 3,142     $    -
        Additions charged / (reductions)
           credited to loan expenses              (2,013)     3,142
                                                 -------     ------

        Balance at end of year                   $ 1,129     $3,142
                                                 =======     ======


  During fiscal 1996, the Bank sold $947 of rights to service mortgage loans with principal balances of $59,702, which were originated by the Bank in connection with its mortgage banking activities. In fiscal 1995, the Bank sold the rights to service mortgage loans with principal balances of $148,149, which were originated by the Bank in connection with its mortgage banking activities, and recognized a gain of $1,397. There were no sales of rights to service mortgage loans during fiscal 1997.

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

  INTEREST-ONLY STRIPS:

  Upon the Bank's adoption of SFAS 125, effective January 1, 1997, previously recognized excess spread assets were reclassified as interest-only strips. Interest-only strips represent rights to certain future net cash flows from securitized assets that are available after all expenses of the transaction have been paid ("residual cash flow"). Interest-only strips are amortized using the effective yield method over the estimated lives of the underlying loans. Amortization of these assets amounted to $26,051 for the nine months ended September 30, 1997. Accumulated amortization was $124,285 at September 30, 1997. Interest-only strips capitalized in the nine months ended September 30, 1997 of $80,143 were related to the securitization and sale of credit card, home equity, automobile and home loan receivables. See Note 8.

  Prior to January 1, 1997, when loans (other than credit card) were sold with the residual cash flow retained by the Bank, the net present value of such residual cash flow was recorded as an adjustment to the sales price of the loans. See "Accounting Standards Issued but not yet Adopted." Estimated future losses were deducted in the computation of such residual cash flows. The resulting excess spread assets were amortized using the level-yield ("interest") method over the estimated lives of the underlying loans. Amortization of these assets amounted to $4,912, $17,753 and $14,549 for the three months ended December 31, 1996 and for the years ended September 30, 1996 and 1995, respectively. Accumulated amortization was $103,163 and $98,251 at December 31, 1996 and September 30, 1996, respectively. Excess spread assets capitalized in the three months ended December 31, 1996 and in fiscal 1996 and 1995 of $14,030, $34,715 and $14,991, respectively, were the result of the residual cash flow retained upon the securitization and sale of home equity credit line, automobile and home loan receivables.

  SFAS 125 requires a periodic assessment of the carrying value of interest-only strips. Because these assets can be contractually prepaid or otherwise settled such that the Bank would not recover substantially all of its recorded investment, the assets are being measured like available-for-sale securities or trading securities, under SFAS No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities." At September 30, 1997, the Bank accounted for its interest-only strips as trading securities, and accordingly carries them at fair value.

  The Bank estimates the fair value of the interest-only strips on a discounted cashflow basis using appropriate discount rates. Adjustments to the fair market value are recognized as unrealized gains or losses. Unrealized gains in the aggregate amount of $6,976, are included in the Consolidated Statements of Operations and represent the September 30, 1997 adjustment on the interest-only strips related to the credit card securitized assets.

  DERIVATIVE FINANCIAL INSTRUMENTS:

  The Bank uses various strategies to minimize interest-rate risk, including interest-rate cap agreements and forward sale or purchase commitments. Premiums paid for interest-rate cap agreements are included in other assets in the Consolidated Statements of Financial Condition and are amortized to

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

  DERIVATIVE FINANCIAL INSTRUMENTS(CONTINUED):

  expense over the terms of the interest-rate caps on a straight-line basis. Funds payable to the Bank are recognized as income in the month such funds are earned. At September 30, 1997 and 1996, unamortized premiums amounted to $3,114 and $6,179, respectively. Gains and losses on forward sale or purchase commitments are deferred and recorded as a component of the gain on sales of loans at the time the forward sale or purchase commitment matures. See Note
  21. The Bank does not hold any derivative financial instruments for trading purposes.

  INCOME TAXES:

  Deferred income taxes are recorded using currently enacted tax laws and rates. To the extent that realization of deferred tax assets is more likely than not, such assets are recognized. The Bank's net deferred tax asset at September 30, 1997 and 1996 was $26,038 and $42,593, respectively, and is included in other assets in the Consolidated Statements of Financial Condition.

  EARNINGS PER COMMON SHARE:

  Dividends on preferred stock, when declared by the Bank's Board of Directors, are deducted from earnings in the computation of earnings per common share.

  RECLASSIFICATION:

  Certain reclassifications have been made to the consolidated financial statements for the years ended September 30, 1996 and 1995 to conform with the presentation used for the year ended September 30, 1997.

  ADOPTION OF RECENTLY ISSUED ACCOUNTING STANDARDS:

  The Bank adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), during the fiscal year ended September 30, 1997. The impact of the adoption of SFAS 121 was not material to the Bank's financial condition or its results of operations.

  Effective January 1, 1997, the Bank adopted SFAS 125. Among other things, SFAS 125 requires that, upon the transfer of assets, an entity recognize the financial and servicing assets it controls and the liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. Under SFAS 125, a transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. SFAS 125 requires that liabilities and derivatives incurred or obtained by transferors as part of a transfer of financial assets be initially measured at fair value, if practicable. It also requires that servicing assets and other retained interests in the transferred assets be measured by allocating the previous carrying amount between the

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

 ADOPTION OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED):

  assets sold, if any, and retained interests, if any, based on their relative fair values at the date of the transfer. As a result of the adoption of SFAS 125, the Bank recognized gains of $33,132 during fiscal 1997 (of which a portion represents the unrealized gains recognized), upon the securitization and sale of credit card receivables based upon the estimated fair value of the expected cash flows to be generated by the underlying receivables.

  Under SFAS 125, the Bank records a gain on the securitization and sale of credit card receivables based on the estimated fair value of assets obtained and liabilities incurred in the sale. The gain recognized at the time of the sale, principally represents the estimated fair value of the interest-only strip retained reduced by the estimated fair value of future losses. During the revolving period of each transaction, gains are recorded on the sale of new receivables to the trusts to replenish the investors' interest in trust receivables. See Note 8.

  Prior to January 1, 1997, no gain or loss was recorded on the securitization and sale of credit card receivables. Rather, loan servicing fees were recognized over the life of the transaction when earned.

  SFAS 125 amends and extends to all servicing assets and liabilities the accounting standards for mortgage servicing rights now in SFAS 65, and supersedes, but generally retains, the requirements of SFAS 122. Except for the effects on the Bank's credit card securitization program, the impacts of SFAS 125 are not material to the Bank's other lending and servicing activities.

  ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED:

  SFAS No. 129, "Disclosure of Information about Capital Structure" ("SFAS 129") establishes standards for disclosing information about an entity's capital structure. SFAS 129 supersedes capital structure disclosure requirements found in previous accounting pronouncements and consolidates them into one statement for ease of retrieval and greater visibility for non-public entities. SFAS 129 is effective for financial statements for periods ending after December 15, 1997. Because SFAS 129 addresses only disclosure related issues, its adoption will not have an impact on the Bank's financial condition or its results of operations.

  SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130") was issued in June 1997 and establishes accounting standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 also requires an enterprise to classify items of other comprehensive income by their nature in a financial statement and to display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for fiscal years beginning after December 15, 1997.

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

 ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED (CONTINUED):

  SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), was also issued in June 1997. SFAS 131 establishes accounting standards for the way business enterprises report information about operating segments in annual and interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 requires that a business enterprise report financial and descriptive information, including profit or loss, certain specific revenue and expense items, and segment assets, about its reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance.

  SFAS 131 is effective for financial statements for periods beginning after December 15, 1997. Because SFAS 131 addresses only disclosure related issues, its adoption will not have an impact on the Bank's financial condition or its results of operations.

NOTE 2 - LOANS HELD FOR SECURITIZATION AND SALE:

Loans held for securitization and sale are composed of the following:

                     September 30,
                  --------------------
                     1997      1996
                  ---------  ---------
   Credit card     $ 90,000   $225,000
   Automobile        80,000    225,000
   Home equity       50,000          -
                   --------   --------
   Total           $220,000   $450,000
                   ========   ========

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 3 - INVESTMENT SECURITIES:

At September 30, 1997 and 1996, all investment securities are classified as held-to-maturity. Gross unrealized holding gains and losses on the Bank's investment securities at September 30, 1997 and 1996 are as follows:

                                                       Gross       Gross
                                                     Unrealized  Unrealized  Aggregate
                                         Amortized     Holding     Holding     Fair
                                            Cost        Gains       Losses     Value
                                         ----------  ----------  ----------  --------
September 30, 1997
------------------
 U.S. Government securities:
  Maturing within one year               $    4,998  $       14  $        -  $  5,012
                                         ==========  ==========  ==========  ========
                                                       Gross       Gross
                                                     Unrealized  Unrealized  Aggregate
                                         Amortized     Holding     Holding     Fair
                                            Cost        Gains       Losses     Value
                                         ----------  ----------  ----------  --------
September 30, 1996
------------------
 U.S. Government securities:
   Maturing within one year              $    4,822  $        3  $        -  $  4,825
   Maturing after one year,
    but within five years                     4,996           -          (1)    4,995
                                         ----------  ----------  ----------  --------
     Total U.S. Government securities    $    9,818  $        3  $       (1) $  9,820
                                         ==========  ==========  ==========  ========

There were no sales of investment securities during the years ended September 30, 1997, 1996 and 1995.

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 4 - MORTGAGE-BACKED SECURITIES:

At September 30, 1997 and 1996, all mortgage-backed securities are classified as held-to-maturity. Gross unrealized holding gains and losses on the Bank's mortgage-backed securities at September 30, 1997 and 1996 are as follows:

                                Gross       Gross
                             Unrealized   Unrealized  Aggregate
                              Amortized    Holding     Holding       Fair
                                Cost        Gains       Losses       Value
                             -----------  ----------  ----------  -----------
September 30, 1997
------------------
 FNMA                         $  333,563      $1,425    $(1,948)   $  333,040
 FHLMC                           856,522       6,480     (2,835)      860,167
 Private label, AAA-rated        734,632           -     (4,828)      729,804
 Private label, AA-rated          60,990         666          -        61,656
                              ----------      ------    -------    ----------
  Total                       $1,985,707      $8,571    $(9,611)   $1,984,667
                              ==========      ======    =======    ==========


                                                           Gross       Gross
                                           Unrealized   Unrealized   Aggregate
                               Amortized     Holding      Holding       Fair
                                 Cost         Gains        Losses      Value
                              ----------   -----------  ----------   ----------
September 30, 1996
------------------
 FNMA                         $  432,527      $2,253    $    (162)   $  434,618
 FHLMC                           792,752       1,266       (2,802)      791,216
 Private label, AA-rated          81,138         866            -        82,004
                              ----------      ------    ---------    ----------
   Total                      $1,306,417      $4,385    $  (2,964)   $1,307,838
                              ==========      ======    =========    ==========

There were no sales of mortgage-backed securities from the available-for-sale or the held-to-maturity portfolios during the years ended September 30, 1997, 1996 and 1995. See Note 1 - "Trading Securities."

Accrued interest receivable on mortgage-backed securities totaled $11,914 and $8,107 at September 30, 1997 and 1996, respectively, and is included in other assets in the Consolidated Statements of Financial Condition.

At September 30, 1997, certain mortgage-backed securities were pledged as collateral for Federal Home Loan Bank of Atlanta advances, other short-term borrowings and other recourse arrangements. See Notes 12, 13 and 21. Other mortgage-backed securities with a book value of $24,727 were pledged as collateral primarily for credit card settlement obligations.

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 5 - LOANS RECEIVABLE:

Loans receivable is composed of the following:

                                                  September 30,
                                          ----------------------------
                                               1997           1996
                                          --------------  ------------
Single-family residential                    $  747,070    $1,525,322
Home equity                                      44,088        32,052
Commercial real estate and multifamily           53,816        78,951
Real estate construction                         77,221        41,561
Ground                                           29,592        44,723
Commercial                                      152,483        85,372
Credit card                                     987,149       893,271
Automobile                                      137,111        72,560
Home improvement and related loans               49,551        94,316
Overdraft lines of credit and
   other consumer                                36,029        37,954
                                             ----------    ----------
                                              2,314,110     2,906,082
                                             ----------    ----------

Less:
 Undisbursed portion of loans                   106,217        50,811
 Unearned discounts                                 477           677
 Net deferred loan origination costs             (2,403)      (13,953)
 Allowance for losses on loans                  105,679        95,523
                                             ----------    ----------
                                                209,970       133,058
                                             ----------    ----------
   Total                                     $2,104,140    $2,773,024
                                             ==========    ==========

The Bank serviced loans owned by others amounting to $9,731,839 and $7,998,463 at September 30, 1997 and 1996, respectively.

Accrued interest receivable on loans totaled $19,038 and $33,249 at September 30, 1997 and 1996, respectively, and is included in other assets in the Consolidated Statements of Financial Condition.

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 6 - REAL ESTATE HELD FOR INVESTMENT OR SALE:

Real estate held for investment or sale is composed of the following:

                                                             September 30,
                                                       -------------------------
                                                          1997           1996
                                                       ----------    -----------

Real estate held for investment                        $    3,819       $  3,819
                                                       ----------    -----------
Real estate held for sale                                231,407         246,380
                                                       ---------     -----------
Less:
 Allowance for losses on real estate held
   for investment                                            198             191
 Allowance for losses on real estate held for sale       140,738         126,519
                                                       ---------     -----------
                                                         140,936         126,710
                                                       ---------     -----------
Total real estate held for investment or sale           $ 94,290     $   123,489
                                                        ========     ===========

Loss on real estate held for investment or sale is composed of the following:

                                                                  September 30,
                                                        --------------------------------
                                                           1997       1996        1995
                                                        --------    --------    --------
Provision for losses                                    $(19,623)   $(26,341)   $(26,321)
Net income (loss) from operating properties                 (221)       (350)      1,890
Equity earnings from investments in
  limited partnerships                                         -           -       4,470
Net gain on sales                                          1,156       2,278      14,797
                                                        --------    --------    --------
 Total                                                  $(18,688)   $(24,413)   $ (5,164)
                                                        ========    ========    ========

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 7 - ALLOWANCES FOR LOSSES:

Activity in the allowances for losses on loans receivable and real estate held for investment or sale is summarized as follows:

                                                       Real Estate
                                                         Held for
                                             Loans      Investment
                                          Receivable     or Sale
                                          -----------  -----------
Balance, September 30, 1994                $  50,205    $  118,973
  Provision for losses                        54,979        26,321
  Charge-offs                                (56,577)      (10,058)
  Recoveries                                  11,889             -
                                          ----------    ----------
Balance, September 30, 1995                   60,496       135,236
  Provision for losses                       115,740        26,341
  Charge-offs                                (92,047)      (34,867)
  Recoveries                                  11,334             -
                                           ---------    ----------
Balance, September 30, 1996                   95,523       126,710
  Provision for losses                       125,115        19,623
  Increase due to acquisition of loans           118             -
  Charge-offs                               (126,506)       (5,397)
  Recoveries                                  11,429             -
                                           ---------    ----------
Balance, September 30, 1997                $ 105,679    $  140,936
                                           =========    ==========

The allowances for losses at September 30, 1997 are based on management's estimates of the amount of allowances required to reflect the losses incurred in the loan and real estate portfolios based on circumstances and conditions known at the time. As adjustments to the allowances become necessary, provisions for losses are reported in operations in the periods they are determined to be necessary.

NOTE 8 - ASSET-BACKED TRANSACTIONS:

The Bank periodically sells various receivables through asset-backed securitizations, in which receivables are transferred to trusts, and certificates are sold to investors.

The Bank sold credit card receivables and received gross proceeds of $1,084,500, $919,000 and $1,550,000 during the years ended September 30, 1997, 1996 and 1995, respectively. During fiscal 1997, the Bank recognized gains of $33,132 on credit card transactions. Of the $33,132 gain, $26,156 represents gains recognized on 1997 securitizations and sales of additional receivables for previous transactions, and the remainder represents gains recognized to adjust
the interest-only strips to fair market value.   See Note 1. Outstanding trust
certificate balances related to these and previous securitizations were $4,015,172 and $3,889,704 at September 30, 1997 and 1996, respectively. The related receivable balances contained in the trusts were $4,659,702 and $4,587,135 at September 30, 1997 and 1996, respectively. The Bank continues to service the underlying loans and is contingently liable under various credit enhancement facilities related to these transactions. See Note 21.

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 8 - ASSET-BACKED TRANSACTIONS (CONTINUED):

The Bank sold amounts on deposit in certain spread accounts associated with certain outstanding credit card securitizations and received gross proceeds of $144,200, $42,140 and $59,200 during fiscal 1997, 1996 and 1995, respectively.
A loss of $7,210 was recognized on the 1997 transaction and is included in gain on sales of loans, net, in the Consolidated Statements of Operations. No gains or losses were recorded on the transactions during fiscal 1996 and 1995. Outstanding trust certificate balances related to these securitizations were $225,927 and $91,769 at September 30, 1997 and 1996, respectively.

The Bank sold automobile loan receivables and received gross proceeds of $938,875, $475,281 and $252,235 during fiscal 1997, 1996 and 1995, respectively.
Gains recognized on these transactions were $26,935, $7,282 and $3,988, respectively. The outstanding trust certificate balances and the related receivable balances contained in the trusts were $1,083,026 and $505,638 at September 30, 1997 and 1996, respectively, $7,899 of which represents a separate class of certificates retained by the Bank in conjunction with one 1997 transaction. These certificates were classified as trading securities at September 30, 1997. The Bank continues to service the underlying loans and is contingently liable under various credit enhancement facilities related to these transactions. See Note 21.

The Bank sold home equity credit line receivables and received gross proceeds of $139,773, $96,460 and $150,455, during the years ended September 30, 1997, 1996 and 1995, respectively. Gains recognized on these transactions were $3,372, $4,749 and $7,606, during the years ended September 30, 1997, 1996 and 1995, respectively. The $3,372 amount recognized in income for fiscal 1997 represents gains recognized on the sale of new receivables into existing trusts. The outstanding trust certificate balances and the related receivable balances contained in the trusts were $325,810 and $459,130, respectively, at September 30, 1997, and $416,365 and $440,366, respectively, at September 30, 1996. The
Bank continues to service the underlying loans and is contingently liable under various credit enhancement facilities related to these transactions. See Note 21.

During the year ended September 30, 1997, the Bank sold home loan and home equity receivables in an asset-backed transaction to investors representing interests in the trust. The gross proceeds received on this sale was $216,262. The gain recognized on this transaction was $11,167. Pursuant to a subsequent competitive auction, the Bank purchased the receivables related to the home loan portion of the trust. At September 30, 1997, the outstanding trust certificate balances and the related receivable balances (consisting solely of home equity receivables at September 30, 1997) contained in the trust were $133,321. The Bank continues to service the underlying loans and is contingently liable under a credit enhancement facility related to this transaction. See Note 21.

The Bank sold home loan receivables and received gross proceeds of $154,426 and $153,521 for the years ended September 30, 1997 and 1996, respectively. Gains recognized on these transactions were $7,225 and $9,478, respectively. The outstanding trust certificate balances and the related receivable balances contained in the trusts were $246,772 and $244,140, respectively, at September 30, 1997, and $153,521 and 141,106, respectively, at September 30, 1996. The
Bank continues to service the underlying loans and is contingently liable under credit enhancement facilities related to these transactions. See Note 21.

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 9 - PROPERTY AND EQUIPMENT:

Property and equipment is composed of the following:


                                                 Estimated          September 30,
                                                  Useful       ----------------------
                                                   Lives          1997         1996
                                                -----------    -----------  ---------
Land                                                      -       $ 49,925   $ 45,211
Construction in progress                                  -          1,950     18,596
Buildings and improvements                      10-45 years        121,656     87,692
Leasehold improvements                          5-20 years          74,278     55,847
Furniture and equipment                         5-10 years         182,044    149,470
Automobiles                                      3-5 years           2,303      1,964
                                                                  --------   --------
                                                                   432,156    358,780
Less:
   Accumulated depreciation and amortization                       163,616    139,040
                                                                  --------   --------
      Total                                                       $268,540   $219,740
                                                                  ========   ========

Depreciation and amortization expense amounted to $28,479, $24,410 and $21,461 for the years ended September 30, 1997, 1996 and 1995, respectively.

NOTE 10 - LEASES:

The Bank has noncancelable, long-term leases for office premises and retail space, which have a variety of terms expiring from 1998 to 2019 and ground leases which have terms expiring from 2029 to 2080. These leases are accounted for as operating leases. Some of the leases are subject to rent adjustments in the future based upon changes in the Consumer Price Index and some also contain renewal options. The following is a schedule by years of future minimum lease payments required at September 30, 1997:

           Year Ending
           September 30,
           ------------
             1998                        $ 13,700
             1999                          11,696
             2000                          10,862
             2001                           9,474
             2002                          10,620
             Thereafter                    73,448
                                         --------
                Total                    $129,800
                                         ========

Future minimum sublease rental income at September 30, 1997 totaled $226. Rent expense totaled $16,053, $13,527 and $11,228 for the years ended September 30, 1997, 1996 and 1995, respectively.

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 11 - DEPOSIT ACCOUNTS:

An analysis of deposit accounts and the related weighted average effective interest rates at year-end are as follows:

                                                        September 30,
                                        -----------------------------------------------
                                                   1997                    1996
                                        ------------------------  ---------------------
                                          Weighted     Weighted
                                           Average      Average
                                           Amount        Rate        Amount       Rate
                                        -------------  ---------  -----------    -----
Demand accounts                            $  215,678         -    $  156,517       -
NOW accounts                                  904,697      2.42%      851,385    2.42%
Money market deposit accounts                 983,016      3.97%    1,002,688    3.88%
Statement savings accounts                    907,141      3.48%      881,285    3.47%
Other deposit accounts                         79,071      2.99%       68,487    2.98%
Certificate accounts, less than $100        1,156,724      5.50%    1,030,401    5.30%
Certificate accounts, $100 or more            647,429      5.69%      173,274    5.41%
                                           ----------              ----------
    Total                                  $4,893,756      3.99%   $4,164,037    3.75%
                                           ==========              ==========

Interest expense on deposit accounts is composed of the following:

                                                    Year Ended September 30,
                                                 ------------------------------
                                                   1997       1996       1995
                                                 --------   --------   --------
NOW accounts                                     $ 21,882   $ 23,044   $ 23,692
Money market deposit accounts                      38,644     38,317     42,420
Statement savings accounts                         30,927     30,034     33,394
Certificate accounts                               75,180     69,180     53,033
Other deposit accounts                              2,274      1,994      1,760
                                                 --------   --------   --------
    Total                                        $168,907   $162,569   $154,299
                                                 ========   ========   ========

Outstanding certificate accounts at September 30, 1997 mature in the years indicated as follows:


                    Year Ending
                   September 30,
            --------------------------------
             1998                 $1,514,252
             1999                    139,458
             2000                    104,298
             2001                     19,459
             2002                     26,686
                                  ----------
             Total                $1,804,153
                                  ==========

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 11 - DEPOSIT ACCOUNTS(CONTINUED):

At September 30, 1997, certificate accounts of $100 or more have contractual maturities as indicated below:

  Three months or less                                              $294,151
  Over three months through six months                               154,288
  Over six months through 12 months                                  171,852
  Over 12 months                                                      27,138
                                                                    --------
       Total                                                        $647,429
                                                                    ========

NOTE 12 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND OTHER
    SHORT-TERM BORROWINGS:

Short-term borrowings are summarized as follows:
                                                                                September 30,
                                                                   ---------------------------------
                                                                      1997         1996      1995
                                                                   ---------------------------------

Securities sold under repurchase agreements:
 Balance at year-end                                                $  2,606     $576,823   $  2,424
 Average amount outstanding during the year                          483,076       59,687    161,599
 Maximum amount outstanding at any month-end                         946,090      576,823    355,991
 Amount maturing within 30 days                                        2,606      576,576      2,424
 Weighted average interest rate during the year                         5.48%        5.50%      6.01%
 Weighted average interest rate on year-end balances                    5.35%        5.41%      5.45%

Other short-term borrowings:
 Balance at year-end                                                $ 72,215     $ 60,318   $  8,011
 Average amount outstanding during the year                           39,126       13,641     17,896
 Maximum amount outstanding at any month-end                          72,241       60,318     50,842
 Amount maturing within 30 days                                       72,215       60,318      8,011
 Weighted average interest rate during the year                         5.11%        5.04%      5.58%
 Weighted average interest rate on year-end balances                    5.34%        5.63%      5.77%


The investment and mortgage-backed securities underlying the repurchase agreements were delivered to the dealers who arranged the transactions. The dealers may have loaned such securities to other parties in the normal course of their operations and agreed to resell to the Bank the identical securities at the maturities of the agreements.

At September 30, 1997, the Bank had pledged mortgage-backed securities with a book value of $100,112 to secure certain other short-term borrowings.

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 13 - FEDERAL HOME LOAN BANK ADVANCES:

At September 30, 1997, advances from the Federal Home Loan Bank of Atlanta ("FHLB") totaled $188,511. Of the total advances at September 30, 1997, $150,000 have a weighted average interest rate of 5.63%, adjust quarterly based on the three-month London Interbank Offered Rate ("LIBOR") and mature over varying periods between November 1997 and March 1998. The weighted average interest rate on the remaining $38,511 is 6.62% which is fixed for the term of the advances which mature over varying periods between December 1997 and September 2007.

Under a Specific Collateral Agreement with the FHLB, advances are secured by all of the Bank's FHLB stock and mortgage-backed securities with a book value of $257,281. The FHLB requires that members maintain qualifying collateral at least equal to 100% of the member's outstanding advances at all times. The collateral held by the FHLB in excess of the September 30, 1997 advances is available to secure additional advances from the FHLB, subject to its collateralization guidelines.

NOTE 14 - CAPITAL NOTES - SUBORDINATED:

Capital notes, which are subordinated to the interest of deposit account holders, are composed of the following:

                                       September 30,  Interest
                                       -------------------------------------
                                           1997         1996        Rate
                                       -------------  --------  ------------
Private placement:
  BACOB Bank, s.c.,
       due December 1996                    $      -  $ 10,000       LIBOR + 3.0%
Public placement:
   Subordinated debentures due 2005          150,000   150,000        9 1/4%
   Subordinated debentures due 2008          100,000         -        9 1/4%
                                            --------  --------
       Total                                $          250,000     $160,000
                                            ========            ===========

On December 3, 1996, the Bank sold $100.0 million of its 9 1/4% Subordinated Debentures due 2008 (the "1996 Debentures"). The Bank received net proceeds of $96,112 from the sale of the 1996 Debentures which were used for general corporate purposes. The Bank received OTS approval to include the principal amount of the 1996 Debentures in the Bank's supplementary capital for regulatory capital purposes.

On November 23, 1993, the Bank sold $150.0 million of its 9 1/4% Subordinated Debentures due 2005 (the "1993 Debentures"). The Bank received net proceeds of $143,603 from the sale of the 1993 Debentures, of which approximately $134,200 was used to redeem $78,500 of debentures due in 2002 and $50,000 of debentures due in 2003 on December 23, 1993 and December 24, 1993, respectively. The remaining net proceeds were used for general corporate purposes. The Bank incurred a loss of $6,333, after related income taxes, in connection with the redemption of these debentures. The OTS approved the inclusion of the principal amount of the 1993 Debentures in the Bank's supplementary capital for regulatory capital purposes.

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 14 - CAPITAL NOTES - SUBORDINATED (CONTINUED):

The indenture pursuant to which the 1993 Debentures were sold (the "Indenture") provides that the Bank may not pay dividends on its capital stock unless, after giving effect to the dividend, no event of default shall have occurred and be continuing and the Bank is in compliance with its regulatory capital requirements. In addition, the amount of the proposed dividend may not exceed the sum of (i) $15,000, (ii) 66% of the Bank's consolidated net income (as defined in the Indenture) accrued on a cumulative basis commencing on October 1, 1993 and (iii) the aggregate net cash proceeds received by the Bank after October 1, 1993 from the sale of qualified capital stock or certain debt securities, minus the aggregate amount of any restricted payments made by the Bank. Notwithstanding the above restrictions on dividends, provided no event of default has occurred or is continuing, the Indenture does not restrict the payment of dividends on the 13% Preferred Stock (as defined below) or any payment-in-kind preferred stock issued in lieu of cash dividends on the Preferred Stock or the redemption of any such payment-in-kind preferred stock. The indenture pursuant to which the 1996 Debentures were sold provides that the proposed dividend may not exceed the sum of the restrictions discussed above for the 1993 Indenture and the aggregate liquidation preference of the new series of preferred stock of the Bank, if issued in exchange for the outstanding REIT Preferred Stock (as defined below). See Note 15.

Deferred debt issuance costs, net of accumulated amortization, amounted to $9,382 and $5,617 at September 30, 1997 and 1996, respectively, and are included in other assets in the Consolidated Statements of Financial Condition.

On November 15, 1996, the Bank redeemed the $10,000 private placement note.

NOTE 15 - MINORITY INTEREST:

On December 3, 1996, a new real estate investment trust subsidiary of the Bank (the "REIT Subsidiary") sold $150,000 of its Noncumulative Exchangeable Preferred Stock, Series A (the "REIT Preferred Stock"), and received net cash proceeds of $144,000. Cash dividends on the REIT Preferred Stock are payable quarterly in arrears at an annual rate of 10%. The REIT Preferred Stock is automatically exchangeable for a new series of Preferred Stock of the Bank upon the occurrence of certain events. The Bank received OTS approval to include the proceeds from the sale of the REIT Preferred Stock in the core capital of the Bank for regulatory capital purposes in an amount up to 25% of the Bank's core capital. The REIT Preferred Stock is not redeemable until January 15, 2007, and is redeemable thereafter at the option of the REIT Subsidiary. The net cash proceeds from the sale of the REIT Preferred Stock is reflected as minority interest in the Bank's Consolidated Statements of Financial Condition.
Dividends on the REIT Preferred Stock are presented as a reduction of net income in the Consolidated Statements of Operations.

NOTE 16 - PREFERRED STOCK:

In April 1993, the Bank sold $75,000 of its Noncumulative Perpetual Preferred Stock, Series A ("Preferred Stock") in a private offering. Cash dividends on the Preferred Stock are payable quarterly in arrears at an annual rate of 13%. If the Board of Directors does not declare the full amount of the noncumulative cash dividend accrued in respect of any quarterly dividend period, in lieu thereof the Board of Directors will be

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 16 - PREFERRED STOCK (CONTINUED):

required to declare (subject to regulatory and other restrictions) a stock dividend in the form of a new series of payment-in-kind preferred stock of the Bank.

The OTS has approved the inclusion of the Preferred Stock as tier 1 or core capital and has approved the payment of dividends on the Preferred Stock, provided certain conditions are met. The Preferred Stock is not redeemable until May 1, 2003 and is redeemable thereafter at the option of the Bank. The holders of the Preferred Stock have no voting rights, except in certain limited circumstances.

Holders of the Preferred Stock will be entitled to receive a liquidating distribution in the amount of $25 per share, plus accrued and unpaid dividends for the then-current dividend period in the event of any voluntary liquidation of the Bank, after payment of the deposit accounts and other liabilities of the Bank, and out of the assets available for distribution to shareholders. The Preferred Stock ranks superior and prior to the issued and outstanding common stock of the Bank with respect to dividend and liquidation rights.

NOTE 17 - RETIREMENT PLAN:

The Bank participates in a defined contribution profit sharing retirement plan (the "Plan") which covers those full-time employees who meet the requirements as specified in the Plan. The Plan, which can be modified or discontinued at any time, requires participating employees to contribute 2.0% of their compensation. Corporate contributions, at the discretionary amount of three times the employee contribution, were $5,631, $4,705 and $3,920 for the years ended September 30, 1997, 1996 and 1995, respectively. There are no past service costs associated with the Plan and the Bank has no liability under the Plan other than its current contributions. The Plan owns 4.0% of the Bank's common stock.

NOTE 18 - INCOME TAXES:

The provision for income taxes for the years ended September 30, 1997, 1996 and 1995, consists of the following:

                                                    Year Ended September 30,
                                                 ------------------------------
                                                  1997         1996         1997

Current provision (benefit):
 Federal                                        $    5,372   $14,694    $25,661
 State                                               1,338     2,452     (4,761)     6,710    17,146    20,900
                                                -----        -------   --------   --------  --------  --------
Deferred provision (benefit):
 Federal                                            19,715      (979)    (3,046)
 State                                              (3,159)      386       (524)
                                                -----        -------   --------
16,556                                                          (593)    (3,570)
----------------------------------------------               -------   --------
  Provision for income taxes                        23,266    16,553     17,330
  Tax effect of net unrealized holding gains
   (losses) reported in stockholders' equity      904  809     7,207   Total       $24,170   $17,362   $24,537
                                                -----  ---   -------              ========  ========  ========

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 18 - INCOME TAXES (CONTINUED):

The Bank's effective income tax rate varies from the statutory federal income tax rate as a result of the following factors:

                                                        Year Ended September 30,
                                                -----------------------------------------------
                                                          1997               1996       1995
                                                ----------------     --------       -----------
Computed tax at statutory federal
  income tax rate                                       $27,176      $ 15,464          $19,129
Increase (decrease) in taxes resulting from:
 Minority interest                                       (4,524)            -                -
 Goodwill and other purchase accounting
  adjustments                                             1,586         1,626            1,465
 State franchise tax effect                              (7,105)      (11,367)          (3,451)
 Change in allowance for deferred tax asset               6,026         7,763                -
  Other                                                     107         3,067              187
                                                        -------      --------          -------
    Total                                               $23,266      $ 16,553          $17,330
                                                        =======      ========          =======

The net deferred tax asset is composed of the following:

                                                      September 30,
                                                 -----------------------
                                                     1997         1996
                                                 -------------  --------
Deferred tax assets:
 Provision for losses in excess of deductions          $44,571   $51,166
 Amortization of intangible asset                          379         -
 Deferred deposit insurance premiums                         -    11,151
 State net operating losses                             16,898     8,812
 Unrealized losses on property                           4,198     3,545
 Other                                                   2,884     3,685
                                                       -------   -------
 Gross deferred tax assets                              68,930    78,359
                                                       -------   -------

Deferred tax liabilities:
 Net unrealized holding gains                            3,342     5,806
  Amortization of servicing asset                          738         -
 Deferred loan fees                                        541     5,764
 Asset securitizations                                  16,565     3,125
 Depreciation                                            4,096     5,750
 FHLB stock dividends                                    3,525     5,375
 Other                                                     296     2,183
                                                       -------   -------
 Gross deferred tax liabilities                         29,103    28,003
                                                       -------   -------

Less: Valuation allowances                              13,789     7,763
                                                       -------   -------
 Net deferred tax asset                                $26,038   $42,593
                                                       =======   =======


                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 18 - INCOME TAXES (CONTINUED):

The Bank establishes a valuation allowance against the gross deferred tax assets to the extent it cannot be determined that it is more likely than not that such assets will be realized through taxes available in carryback years, future reversals of existing taxable temporary differences or projected future taxable income.

The net deferred tax asset, along with current taxes receivable, is included in other assets in the Consolidated Statements of Financial Condition. The components are as follows:

                               September 30,
                            -------------
                                1997        1996
                            ------------- -------

Current taxes receivable          $ 1,418   $ 1,237
Net deferred tax asset             26,038    42,593
                                  -------   -------
 Total                            $27,456   $43,830
                                  =======   =======

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 19 - REGULATORY MATTERS:

Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), the Bank's regulatory capital requirements at September 30, 1997 were a 1.5% tangible capital requirement, a 3.0% core capital requirement and an 8.0% total risk-based capital requirement. Under the OTS "prompt corrective action" regulations, the Bank must maintain minimum leverage, tier 1 risk-based and total risk-based capital ratios of 4.0%, 4.0% and 8.0%, respectively, to meet the ratios established for "adequately capitalized" institutions. At September 30, 1997, the Bank was in compliance with its tangible, core and total risk-based regulatory capital requirements and exceeded the capital standards established for "well capitalized" institutions under the "prompt corrective action" regulations. The information below is based upon the Bank's understanding of the applicable FIRREA and "prompt corrective action" regulations and related interpretations.

                                                                       SEPTEMBER 30, 1997
                                         -----------------------------------------------------------------------------
                                                                                   MINIMUM                 EXCESS
                                                       ACTUAL                CAPITAL REQUIREMENT           CAPITAL
                                         ---------------------------------  ---------------------- ---------------------
                                                            As a % of                  As a % of                As a % of
                                               Amount      Assets/(4)/      Amount      Assets         Amount      Assets
                                         --------------  --------------   ----------   ----------    ----------   --------
Capital per financial statements           $363,246
   Minority interest in REIT
    Subsidiary/(1)/                        144,000
 Net unrealized holding losses/(2)/            493
                                          --------
Adjusted capital                           507,739

Adjustments for tangible and
 core capital:
 Intangible assets                         (44,251)
   Non-allowable minority interest in
    REIT Subsidiary/(1)/                   (38,758)
 Non-includable subsidiaries/(3)/           (3,762)
                                          --------
Total tangible capital                     420,968                6.96%   $   90,715        1.50%    $  330,253      5.46%
                                         --------------  --------------   ----------   ----------    ----------   --------

Total core capital/(4)/                    420,968                 6.96%   $241,907          4.00%    $ 179,061     2.96%
                                           -------       ===============  =========    ===========   ==========   ======

Tier 1 risk-based capital/(4)/             420,968                 7.24%   $232,713           4.00%    $188,255    3.24%
                                           -------       ===============  =========    ===========   ==========   ======

Adjustments for total risk-based
 capital:
 Subordinated capital debentures          250,000
 Allowance for general loan losses         92,962
                                         --------
   Total supplementary capital           342,962
 Excess allowance for loan losses        (19,989)
                                         --------
 Adjusted supplementary capital          322,973
                                         -------
   Total available capital               743,941
 Equity investments/(3)/                 (14,556)
                                         --------
Total risk-based capital/(4)/            $729,385                  13.50%  $465,426           8.00%   $263,959     5.50%



/(1)/ Eligible for inclusion in core capital in an amount up to 25% of the
Bank's core capital pursuant to authorization     from the OTS.
/(2)/ Pursuant to OTS policy, net unrealized holding gains (losses) are excluded from regulatory capital.
/(3)/ Reflects an aggregate offset of $964 representing the allowance for general loan losses maintained against the Bank's equity investments and non-includable subsidiaries which, pursuant to OTS guidelines, is available as a "credit" against the deductions from capital otherwise required for such investments.

/(4)/ Under the OTS "prompt corrective action" regulations, the standards for classification as "well capitalized" are a leverage (or "core capital") ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0% and a total risk- based capital ratio of at least 10.0%.

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 19 - REGULATORY MATTERS (CONTINUED):

At September 30, 1996, the Bank was in compliance with its tangible, core and total risk-based regulatory capital requirements and exceeded the capital standards established for "adequately capitalized" institutions under the "prompt corrective action" regulations. The information below is based upon the Bank's understanding of the applicable FIRREA and "prompt corrective action" regulations and related interpretations.

                                                                       SEPTEMBER 30, 1997
                                         -----------------------------------------------------------------------------
                                                                                   MINIMUM                 EXCESS
                                                       ACTUAL                CAPITAL REQUIREMENT           CAPITAL
                                         ---------------------------------  ---------------------- ---------------------
                                                            As a % of                  As a % of                As a % of
                                               Amount      Assets/(4)/      Amount      Assets         Amount      Assets
                                         --------------  --------------   ----------   ----------    ----------   --------

Capital per financial statements           $339,160
 Net unrealized holding losses/(1)/           1,875
                                          ---------
Adjusted capital                            341,035

Adjustments for tangible and
 core capital:
 Intangible assets                           (41,051)
 Non-includable subsidiaries/(2)(4)/
                                                                                       --------
Total l tangible capital                     296,362        5.21%         $ 85,255           1.50%   $211,107    3.71%
                                             -------
Total core capital/(3)/                      296,362              5.21%    $227,346     4.00%   $ 69,016    1.21%
                                             --------  ===================   =========   ======   =========  ======

Tier 1 risk-based capital/(3)/               296,362                 5.80%   $204,519     4.00%   $ 91,843    1.80%
                                             --------  ===================   =========   ======   =========  ======

Adjustments for total risk-based capital:
  Subordinated capital debentures            150,000
  Allowance for general loan losses          87,953
                                           ---------
   Total supplementary capital               237,953
 Excess allowance for loan losses            (23,744)
                                           ----------
 Adjusted supplementary capital              214,209
                                            ---------
   Total available capital                    510,571
 Equity investments/(2)/                      (19,657)
                                             ----------
Total risk-based capital/(3)/                $490,914               10.14%   $409,038     8.00%   $ 81,876    2.14%
                                                       ========  ===================   =========   ======   =========  ======

/(1)/ Pursuant to OTS policy, net unrealized holding gains (losses) are excluded from regulatory capital.

/(2)/  Reflects an aggregate offset of $1,226 representing the allowance for
       general loan losses maintained against the    Bank's equity investments
       and non-includable subsidiaries which, pursuant to OTS guidelines, is available as a "credit" against the deductions from capital otherwise required for such investments.

/(3)/ Under the OTS "prompt corrective action" regulations, the standards for classification as "well capitalized" are a leverage (or "core capital") ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10.0%.

/(4)/ Effective July 1, 1996, the percentage of non-includable subsidiaries phased-out from core capital increased from 60% to 100%.


At September 30, 1997 and 1996, the Bank had $3,959 and $3,813, respectively, in loans to and investments in subsidiaries engaged in activities impermissible for national banks ("non-includable subsidiaries") which were fully deducted from all three capital requirements. At September 30, 1997 and

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 19 - REGULATORY MATTERS (CONTINUED):

1996, the Bank also had two equity investments with an aggregate balance, after subsequent valuation allowances, of $15,322 and $20,692, respectively, which were fully deducted from total risk-based capital.

As of September 30, 1997 and 1996, the Bank had $36,189 and $40,201, respectively, in supervisory goodwill, all of which was excluded from core capital pursuant to statutory provisions.

OTS capital regulations provide a five-year holding period (or such longer period as may be approved by the OTS) for REO to qualify for an exception from treatment as an equity investment. If an REO property is considered an equity investment, its then-current book value is deducted from total risk-based capital. Accordingly, if the Bank is unable to dispose of any REO property (through bulk sales or otherwise) prior to the end of its applicable five-year holding period and is unable to obtain an extension of such five-year holding period from the OTS, the Bank could be required to deduct the then-current book value of such REO property from total risk-based capital. In November 1996, the Bank received from the OTS an extension of the holding periods for certain of its REO properties through November 12, 1997. In addition, the Bank has submitted to the OTS a request for a further extension of the holding periods through fiscal 1998 for certain of its REO properties. In the event the Bank does not receive such an extension, the Bank's capital ratios would remain above the levels required for well capitalized institutions. The following table sets forth the Bank's REO at September 30, 1997, after valuation allowances of $140,738, by the fiscal year in which the property was acquired through foreclosure.

       Fiscal Year
     ---------------
          1990                 $22,667/(1)(2)/
          1991                  47,724/(2)/
          1992                   3,280/(2)/
          1993                   4,050
          1994                   2,002
          1995                   8,036
          1996                       -
          1997                   2,910
                       ---------------
           Total REO   $        90,669
                       ===============


/(1)/ Includes REO with an aggregate net book value of $14,555, which the Bank treats as equity investments for regulatory capital purposes.
/(2)/ Includes REO, with an aggregate net book value of $59,116, for which the Bank received an extension of the holding periods through November 12, 1997.

On March 29, 1996, the OTS released the Bank from its September 30, 1991 written agreement with the OTS, as amended in October 1993, and from regulatory restrictions on asset growth. In connection with the termination of the written agreement and at the request of the OTS, the Board of Directors of the Bank adopted a resolution which addressed certain issues previously addressed by the written agreement. Among other things, the resolution permits the Bank: (i) to make tax sharing payments without OTS approval to the Trust of up to $15,000 relating to any single fiscal year; and (ii) to declare dividends on

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 19 - REGULATORY MATTERS (CONTINUED):

its common stock in any quarterly period up to the lesser of (a) 50% of its after tax net income for the immediately preceding quarter or (b) 50% of the average quarterly after tax net income for the immediately preceding four quarter period, minus (in either case) dividends declared on the Bank's preferred stock during that quarterly period. The resolution also provides that the Bank will present a plan annually to the OTS detailing anticipated consumer loan securitization activity.

Legislation was enacted on September 30, 1996 that, among other things, imposed on thrift institutions a one-time assessment of 65.7 basis points on their SAIF-insured deposits to capitalize the SAIF. The one-time SAIF assessment of $26,416, which was accrued during fiscal 1996 and is included in deposit insurance premiums in the Consolidated Statements of Operations, was paid during fiscal 1997.


NOTE 20 - TRANSACTIONS WITH RELATED PARTIES:

 LOANS RECEIVABLE:

 From time to time, in the normal course of business, the Bank may make loans to executive officers and directors, their immediate family members or companies with which they are affiliated. These loans are on substantially the same terms as similar loans with unrelated parties. An analysis of activity with respect to these loans for the year ended September 30, 1997 is as follows:

   Balance, September 30, 1996     $2,737
     Additions                        451
     Reductions                      (756)
                                   ------
   Balance, September 30, 1997     $2,432
                                   ======

 SERVICES:

 B. F. Saul Company, which is a shareholder of the Trust, and its subsidiaries provide certain services to the Bank. These services include property management, cafeteria management (discontinued during fiscal 1997), insurance brokerage and leasing. Fees for these services were $42, $366 and $460 for the years ended September 30, 1997, 1996 and 1995, respectively.

 The law firm in which one director of the Bank is a partner received $4,877, $3,213 and $2,756 for legal services rendered to the Bank during the years ended September 30, 1997, 1996 and 1995 respectively.

 For the years ended September 30, 1997, 1996 and 1995, one of the directors of the Bank was paid $50, $37 and $30, respectively, for consulting services rendered to the Bank. Another director of the Bank was paid total fees of $100, $100 and $75 for the years ended September 30, 1997, 1996 and 1995, respectively, for consulting services. Another director of the Bank was paid $17 for consulting services rendered to the Bank during fiscal year 1997.

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 20 - TRANSACTIONS WITH RELATED PARTIES (CONTINUED):

 TAX SHARING AGREEMENT:

 The Bank and the other companies in the Trust's affiliated group are parties to a tax sharing agreement dated June 28, 1990 (the "Tax Sharing Agreement"). The Tax Sharing Agreement provides for payments to be made by members of the Trust's affiliated group to the Trust based on their separate company tax liabilities. The Tax Sharing Agreement also provides that, to the extent net operating losses or tax credits of a particular member are used to reduce the overall tax liability of the Trust's affiliated group, such member will be reimbursed by the other members of the affiliated group that have taxable income in an amount equal to such tax reduction. The Bank paid $9,811, $25,000 and $20,500 to the Trust during fiscal 1997, 1996 and 1995, respectively, under the Tax Sharing Agreement. OTS approval of the tax sharing payments during fiscal 1997, 1996 and 1995 was conditioned on a pledge by the Trust of certain assets to secure certain of its obligations under the Tax Sharing Agreement. Under the terms of the Bank's board resolution, the Bank is permitted to make tax sharing payments to the Trust of up to $15,000 relating to any fiscal year without OTS approval. See Note 19. There was no tax sharing payment payable to the Trust by the Bank at September 30, 1997 and 1996.

 OTHER:

 The Bank paid $4,861, $4,500 and $4,210 for office space leased from or managed by companies affiliated with the Bank or its directors during the years ended September 30, 1997, 1996 and 1995, respectively.

 The Trust, the B. F. Saul Company, Chevy Chase Lake Corporation ("Lake") and Van Ness Square Corporation, affiliates of the Bank, from time to time maintain interest-bearing deposit accounts with the Bank. Those accounts totaled $26,486 at September 30, 1997. The Bank paid interest on the accounts amounting to $599 in fiscal 1997.

 During fiscal 1995, the Bank purchased land and building plans from Lake for $1,332. During fiscal 1996, construction was completed and the Bank began occupying the building.

NOTE 21 - FINANCIAL INSTRUMENTS:

The Bank, in the normal course of business, is a party to financial instruments with off-balance-sheet risk and other derivative financial instruments to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit at both fixed and variable rates, letters of credit, interest-rate cap agreements and assets sold with limited recourse. All such financial instruments are held or issued for purposes other than trading.

These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the Consolidated Statements of Financial Condition.

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 21 - FINANCIAL INSTRUMENTS (CONTINUED):

The contract or notional amount of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. For interest-rate cap agreements, assets sold with limited recourse and forward purchase and sale commitments, the contract or notional amounts do not represent exposure to credit loss in the event of nonperformance by the other party. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Bank is also a party to derivative financial instruments that do not have off-balance-sheet risk (e.g. interest-rate cap agreements).

 COMMITMENTS TO EXTEND CREDIT:

 The Bank had approximately $17 billion of commitments to extend credit at September 30, 1997. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. These commitments are subject to the Bank's normal underwriting and credit evaluation policies and procedures.

 Loans approved but not closed are commitments for fixed or adjustable-rate residential loans which are secured by real estate. The Bank currently requires borrowers to obtain private mortgage insurance on all loans where the loan-to-value ratio exceeds 80%.

 STANDBY LETTERS OF CREDIT:

 Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. At September 30, 1997, the Bank had written standby letters of credit in the amount of $29,186, which were issued to guarantee the performance of and irrevocably assure payment by customers under construction projects.

 Of the total, $19,228 will expire in fiscal 1998 and the remainder will expire over time through fiscal 2001. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan commitments to customers. Mortgage-backed securities with a book value of $2,343 were pledged as collateral for certain of these letters of credit at September 30, 1997.

 RECOURSE ARRANGEMENTS:

 The Bank is obligated under various recourse provisions (primarily related to credit losses) related to the securitization and sale of credit card receivables, home equity credit line receivables, automobile loan receivables, home loan receivables and amounts on deposit in certain spread accounts through the asset-backed securitizations described in Note 8. At September 30, 1997 and 1996, the primary recourse to the Bank was $141,992 and $128,029, respectively. As a result of these recourse provisions, the Bank maintained restricted cash accounts amounting to $145,812 and $128,191, at September 30,

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 21 - FINANCIAL INSTRUMENTS (CONTINUED):

 RECOURSE ARRANGEMENTS(CONTINUED):

 1997 and 1996, respectively, which are included in other assets in the Consolidated Statements of Financial Condition.

 The Bank is obligated under various recourse provisions related to the swap of single-family residential loans for participation certificates and mortgage-backed securities issued to the Bank by FHLMC and FNMA. At September 30, 1997, recourse to the Bank under these arrangements was $989. As security for the payment of funds due under certain of the FHLMC recourse obligations, the Bank is required to post collateral. At September 30, 1997, mortgage-backed securities pledged as collateral under these obligations had a book value of $2,398. In addition, the Bank maintained a restricted cash account amounting to $325 at September 30, 1997 and 1996, which is included in other assets in the Consolidated Statements of Financial Condition.

 DERIVATIVE FINANCIAL INSTRUMENTS:

 Interest-rate cap agreements are used to limit the Bank's exposure to rising short-term interest rates related to the retained portion of certain of its asset-backed securitizations. At September 30, 1997, the Bank was a party to four interest-rate cap agreements with an aggregate notional amount of $372,222 with maturity dates ranging from December 31, 1997 through June 30, 1999.
 Three of the interest-rate cap agreements with an aggregate notional amount of $300,000 entitle the Bank to receive compensatory payments from the cap provider, which is a AAA-rated (by Standard & Poor's) counterparty, equal to the product of (a) the amount by which the one-month LIBOR exceeds 7.00% and
 (b) the then outstanding notional principal amount for a predetermined period of time. The fourth interest-rate cap agreement with a notional amount of $72,222 entitles the Bank to receive compensatory payments from the cap provider, which is a AA-rated (for long term debt as rated by Standard & Poor's) counterparty, equal to the product of (a) the amount by which the one-month LIBOR exceeds 9.00% and (b) the then outstanding notional principal amount for the predetermined period of time. The Bank has no obligation to make payments to the provider of the cap or any other party. The Bank is exposed to credit losses in the event of nonperformance by the counterparty, but does not expect the counterparty to fail to meet its obligation given its credit rating.

 To manage the potentially adverse impact of interest rate movements on the fixed-rate mortgage loan pipeline, the Bank hedges its pipeline by entering into whole loan and mortgage-backed security forward sale commitments and mortgage-backed security forward purchase commitments. Forward sale commitments are used to sell specific financial instruments (whole loans or mortgage-backed securities) at a future date for a specified price. Forward sale commitments generally settle within 90 days. Gains and losses are deferred and recorded as a component of the gain on sales of loans at the time the forward sale commitment matures. At September 30, 1997, the Bank had whole loan and mortgage-backed security forward sale commitments of $343 and $149,061, respectively. In addition, at September 30, 1997, the Bank had $19,845 in mortgage-backed security forward purchase commitments related to its hedging activities. Forward purchase commitments generally settle within 90 days. Gains

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 21 - FINANCIAL INSTRUMENTS (CONTINUED):

 DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED):

 and losses are deferred and recorded as a component of the gain on sales of loans at the time the forward purchase commitment matures.

 CONCENTRATIONS OF CREDIT:

 The Bank's principal real estate lending market is the metropolitan Washington, D.C. area. In addition, a significant portion of the Bank's consumer loan portfolio, including credit cards, was generated by customers residing in the metropolitan Washington, D.C. area. Service industries and federal, state and local governments employ a significant portion of the Washington, D.C. area labor force. Adverse changes in economic conditions could have a direct impact on the timing and amount of payments by borrowers.

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 22 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS:

The majority of the Bank's assets and liabilities are financial instruments; however, certain of these financial instruments lack an available trading market. Significant estimates, assumptions and present value calculations were therefore used for the purposes of the following disclosure, resulting in a great degree of subjectivity inherent in the indicated fair value amounts. Because the fair value is estimated as of the balance sheet date, the amount which will actually be realized or paid upon settlement or maturity could be significantly different. Comparability among financial institutions may be difficult due to the wide range of permitted valuation techniques and the numerous estimates and assumptions which must be made. The estimated fair values of the Bank's financial instruments at September 30, 1997 and 1996 are as follows:

                                                                  September 30,
                                             ------------------------------------------------------
                                                         1997                      1996
                                             -------------------------    -------------------------
                                               Carrying          Fair        Carrying        Fair
                                                Amount          Value         Amount        Value
                                             -------------  ----------    --------------  ---------
Financial assets:
 Cash, due from banks,
    interest-bearing deposits, federal
      funds sold and securities purchased
      under agreements to resell             $     651,891    $  651,891  $      266,425    $  266,425
 Loans held for sale                               102,749       103,819          76,064        76,064
 Loans held for securitization and sale            220,000       220,000         450,000       450,000
 Trading securities                                  7,899         7,899               -             -
 Investment securities                               4,998         5,012           9,818         9,820
 Mortgage-backed securities                      1,985,707     1,984,667       1,306,417     1,307,838
 Loans receivable, net                           2,104,140     2,207,229       2,773,024     2,834,726
 Interest-rate cap agreements                        3,114           169           6,179         1,832
 Other financial assets                            513,735       515,218         392,265       393,748

Financial liabilities:
 Deposit accounts with
   no stated maturities                          3,089,603     3,089,603       2,960,362     2,960,362
 Deposit accounts with
   stated maturities                             1,804,153     1,810,245       1,203,675     1,210,497
 Securities sold under
   repurchase agreements and other
   short-term borrowings,
   notes payable and Federal Home Loan
   Bank advances                                   270,351       270,920         913,483       914,418
 Capital notes-subordinated                        240,618/(1)/  256,875         154,383/(1)/  161,875
 Other financial liabilities                       108,684       108,684          80,760        80,760


/(1)/ Net of deferred debt issuance costs which are included in other assets in the Consolidated Statements of Financial Condition.

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 22 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED):

The following methods and assumptions were used to estimate the fair value amounts at September 30, 1997 and 1996:

CASH, DUE FROM BANKS, INTEREST-BEARING DEPOSITS, FEDERAL FUNDS SOLD AND SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL: Carrying amount approximates fair value.

LOANS HELD FOR SALE: Fair value is determined using quoted prices for loans, or securities backed by loans with similar characteristics, or outstanding commitment prices from investors.

LOANS HELD FOR SECURITIZATION AND SALE: The carrying value of loans held for securitization and sale approximates fair value because such receivables are sold at face value.

TRADING SECURITIES: Fair value is equal to carrying value.

INVESTMENT SECURITIES: Fair value is based on quoted market prices.

MORTGAGE-BACKED SECURITIES: Fair value is based on quoted market prices, dealer quotes or estimates using dealer quoted market prices for similar securities.

LOANS RECEIVABLE, NET: Fair value of certain homogeneous groups of loans (e.g. single-family residential, automobile loans, home improvement loans and fixed-rate commercial and multifamily loans) is estimated using discounted cash flow analyses based on contractual repayment schedules. The discount rates used in these analyses are based on either the interest rates paid on U.S. Treasury securities of comparable maturities adjusted for credit risk and non-interest operating costs, or the interest rates currently offered by the Bank for loans with similar terms to borrowers of similar credit quality. For loans which reprice frequently at market rates (e.g. home equity, variable-rate commercial and multifamily, real estate construction and ground loans), the carrying amount approximates fair value. Because credit card receivables are generally sold at face value through the Bank's securitization program, such face value is used as the estimated fair value of these receivables. The fair value of the Bank's loan portfolio as presented above does not include the value of established credit card and home equity credit line customer relationships, or the value relating to estimated cash flows from future receivables and the associated fees generated from existing customers.

INTEREST-RATE CAP AGREEMENTS: Fair value is based on dealer quotes.

OTHER FINANCIAL ASSETS: The carrying amount of Federal Home Loan Bank stock, accrued interest receivable, interest-bearing deposits maintained pursuant to various asset securitizations and other short-term receivables approximates fair value. Interest-only strips are carried at fair value. The fair value of one of the Bank's investments is based on quoted market prices.

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 22 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED):

DEPOSIT ACCOUNTS WITH NO STATED MATURITIES: Deposit liabilities payable on demand, consisting of NOW accounts, money market deposits, statement savings and other deposit accounts, are assumed to have an estimated fair value equal to carrying value. The indicated fair value does not consider the value of the Bank's established deposit customer relationships.

DEPOSIT ACCOUNTS WITH STATED MATURITIES: Fair value of fixed-rate certificates of deposit is estimated based on discounted cash flow analyses using the remaining maturity of the underlying accounts and interest rates currently offered on certificates of deposit with similar maturities.

BORROWINGS: These instruments consist of securities sold under repurchase agreements and other short-term borrowings, notes payable and Federal Home Loan Bank advances. For borrowings which either reprice frequently to market interest rates or are short-term in duration, the carrying amount approximates fair value. Fair value of the remaining amounts borrowed is estimated based on discounted cash flow analyses using interest rates currently charged by the lender for comparable borrowings with similar remaining maturities.

CAPITAL NOTES-SUBORDINATED: Fair value of the 1993 Debentures and the 1996
Debentures is based on quoted market prices.   The carrying amount of the
$10,000 private placement capital note approximated fair value at September 30, 1996.

OTHER FINANCIAL LIABILITIES: The carrying amount of custodial accounts, amounts due to banks, accrued interest payable and other short-term payables approximates fair value.

OFF-BALANCE SHEET INSTRUMENTS: The difference between the original fees charged by the Bank for commitments to extend credit and letters of credit and the current fees charged to enter into similar agreements is immaterial. Fair value of forward commitments is based on the estimated amount that the Bank would pay to terminate the arrangements at the reporting date, taking into account the remaining terms of the arrangements and the counterparties' credit standing, where applicable, which is immaterial.

NOTE 23 - LITIGATION:

During the normal course of business, the Bank is involved in certain litigation, including litigation arising out of the collection of loans, the enforcement or defense of the priority of its security interests, the continued development and marketing of certain of its real estate properties and certain employment claims. Although the amounts claimed in some of these suits in which the Bank is a defendant are material, the Bank denies liability and, in the opinion of management, litigation which is currently pending will not have a material impact on the financial condition or future operations of the Bank.

                           CHEVY CHASE BANK, F.S.B.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 24 - SUBSEQUENT EVENT:

On November 12, 1997 the Bank purchased ASB Capital Management, Inc. ("ASB"), a wholly-owned subsidiary of NationsBank Corporation and one of the largest SEC-registered investment managers headquartered in the Washington, D.C. metropolitan area. ASB provides a variety of investment products, including equity and fixed income securities, money market investments, and real estate investments, to a primarily institutional client base and has approximately $3.0 billion of assets under management. The Bank anticipates that the acquisition will provide an additional source of fee-based revenues. The Bank has obtained regulatory approval from the OTS to obtain trust powers through a new operating subsidiary which acquired ASB. Although the acquisition generated additional goodwill which reduced the Bank's regulatory capital levels, the Bank's capital levels immediately following the acquisition remained above the levels established for well-capitalized institutions.

                                                                    ATTACHMENT D






                            CHEVY CHASE BANK, F.S.B.

                          INTERIM FINANCIAL STATEMENTS

                               December 31, 1997

                           CHEVY CHASE BANK, F.S.B.
           CONDENSED CONSOLIDATED  STATEMENTS OF FINANCIAL CONDITION

                                (IN THOUSANDS)
                                  (Unaudited)

-------------------------------------------------------------------------------

                                                                     December 31,       September 30,
                                                                         1997                1997
                                                                    --------------      --------------
                                   ASSETS
                                   ------
Cash and other deposits                                               $    376,751        $    286,891
Federal funds sold and securities purchased
    under agreements to resell                                             300,000             365,000
Loans held for sale                                                        108,441             102,749
Loans held for securitization and sale                                     180,000             220,000
Trading securities                                                          16,744               7,899
Investment securities (market value of $38,977 and
    $5,012, respectively)                                                   39,008               4,998
Mortgage-backed securities (market value of
    $1,746,589 and $1,984,667, respectively)                             1,752,149           1,985,707
Loans receivable (net of allowance for losses of
    $113,131 and $105,679, respectively)                                 2,327,249           2,104,140
Federal Home Loan Bank stock                                                33,170              33,170
Real estate held for investment or sale (net of allowance
    for losses of $143,872 and $140,936, respectively)                      88,932              94,290
Property and equipment, net                                                273,904             268,540
Goodwill and other intangible assets, net                                   66,312              44,251
Interest-only strips, net                                                  139,365             105,812
Other assets                                                               458,231             465,966
                                                                    --------------      --------------
    Total assets                                                      $  6,160,256        $  6,089,413
                                                                    ==============      ==============
                                                                            94,198
                LIABILITIES AND STOCKHOLDERS' EQUITY
                ------------------------------------
Liabilities:
  Deposit accounts                                                    $  4,994,545        $  4,893,756
  Borrowings                                                                86,931              81,840
  Federal Home Loan Bank advances                                          139,939             188,511
  Other liabilities                                                        170,551             168,060
                                                                    --------------      --------------
                                                                         5,391,966           5,332,167
Capital notes-subordinated                                                 250,000             250,000
                                                                    --------------      --------------
    Total liabilities                                                    5,641,966           5,582,167
                                                                    --------------      --------------
Minority interest                                                          144,000             144,000

Stockholders' equity:
  13% Noncumulative Perpetual Preferred Stock, Series A,
    $0.01 par value, 3,000,000 shares authorized, issued
    and outstanding                                                             30                  30
  Common stock, $1 par value, 10,000,000 shares
    authorized, 510,000 shares issued, 10,000 shares
    outstanding                                                                 10                  10
  Capital contributed in excess of par                                     165,704             165,704
  Retained earnings                                                        208,662             197,995
  Net unrealized holding gains (losses)                                       (116)               (493)
                                                                    --------------      --------------
    Total stockholders' equity                                             374,290             363,246
                                                                    --------------      --------------
    Total liabilities and stockholders' equity                        $  6,160,256        $  6,089,413
                                                                    ==============      ==============
------------------------------------------------------------------------------------------------------

See the accompanying Notes to Condensed Consolidated Financial Statements.


                           CHEVY CHASE BANK, F.S.B.

               CONDENSED CONSOLIDATED  STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

-------------------------------------------------------------------------------

                                                        Three Months Ended
                                                            December 31,
                                                     ------------------------
                                                        1997          1996
                                                     ----------    ----------
INTEREST INCOME
  Loans                                              $   74,519    $   93,279
  Mortgage-backed securities                             26,607        18,914
  Trading securities                                        472           244
  Investment securities                                     402           144
  Other                                                   4,419         2,729
                                                     ----------    ----------

    Total interest income                               106,419       115,310
                                                     ----------    ----------

INTEREST EXPENSE
  Deposit accounts                                       48,779        38,326
  Borrowings                                              9,513        19,218
                                                     ----------    ----------

    Total interest expense                               58,292        57,544
                                                     ----------    ----------

      NET INTEREST INCOME                                48,127        57,766
Provision for loan losses                                35,062        26,840
                                                     ----------    ----------

      NET INTEREST INCOME AFTER PROVISION
        FOR LOAN LOSSES                                  13,065        30,926
                                                     ----------    ----------

OTHER INCOME
  Loan and deposit servicing fees                        76,228        63,285
  Credit card fees                                       13,758        14,532
  Gain (loss) on sales of trading securities, net           557           (51)
  Loss on real estate held for investment or
    sale, net                                            (4,914)       (4,374)
  Gain on sales of loans, net                            33,172         7,901
  Net unrealized gain on interest-only strips             3,824             -
  Other                                                   6,744         6,318
                                                     ----------    ----------

    Total other income                                  129,369        87,611
                                                     ----------    ----------

OPERATING EXPENSES
  Salaries and employee benefits                         44,845        36,604
  Loan                                                    9,758         4,315
  Property and equipment                                  6,621         5,608
  Marketing                                              20,315        20,077
  Data processing                                        10,549        11,845
  Depreciation and amortization                           7,830         6,543
  Deposit insurance premiums                              1,466         2,066
  Amortization of goodwill and other
    intangible assets                                     1,572         1,001
  Other                                                  10,732        11,052
                                                     ----------    ----------

    Total operating expenses                            113,688        99,111
                                                     ----------    ----------

-------------------------------------------------------------------------------
Continued on the following page.
                                      -2-

                           CHEVY CHASE BANK, F.S.B.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

-------------------------------------------------------------------------------

                                                        Three Months Ended
                                                            December 31,
                                                     ------------------------
                                                        1997          1996
                                                     ----------    ----------
Income before income taxes and minority interest         28,746        19,426

Provision for income taxes                                8,250         7,565
                                                     ----------    ----------

Income before minority interest                          20,496        11,861

Minority interest                                        (3,891)       (1,254)
                                                     ----------    ----------

NET INCOME                                           $   16,605    $   10,607
                                                     ==========    ==========

PREFERRED STOCK DIVIDENDS                                 2,438         2,438
                                                     ----------    ----------

EARNINGS AVAILABLE TO
  COMMON STOCKHOLDERS                                $   14,167    $    8,169
                                                     ==========    ==========

EARNINGS PER COMMON SHARE                            $ 1,416.70    $   816.90
                                                     ==========    ==========




-------------------------------------------------------------------------------
See the accompanying Notes to Condensed Consolidated Financial Statements.

                           CHEVY CHASE BANK, F.S.B.
         CONDENSED CONSOLIDATED  STATEMENTS  OF  STOCKHOLDERS'  EQUITY

                                (In thousands)
                                  (Unaudited)
================================================================================

                                                                                    Net
                                                        Capital                 Unrealized
                                                      Contributed                Holding       Total
                                   Preferred  Common   in Excess     Retained     Gains     Stockholders'
                                   Stock      Stock      of Par      Earnings    (Losses)     Equity
                                   ---------  ------  -----------  -----------  ----------  -------------
Balance, September 30, 1997        $      30  $   10  $   165,704  $   197,995  $     (493) $     363,246
  Net income                               -       -            -       16,605           -         16,605
  Cash dividends on 13%
    Noncumulative Perpetual
    Preferred Stock, Series A              -       -            -       (2,438)          -         (2,438)
  Cash dividends on Common Stock           -       -            -       (3,500)          -         (3,500)
  Increase in net unrealized
    holding gains (losses)                 -       -            -            -         377            377
                                   ---------  ------  -----------  -----------  ----------  -------------

Balance, December 31, 1997         $      30  $   10  $   165,704  $   208,662  $     (116) $     374,290
                                   =========  ======  ===========  ===========  ==========  =============







================================================================================
See the accompanying Notes to Condensed Consolidated Financial Statements.

                           CHEVY CHASE BANK, F.S.B.
               -------------------------------------------------
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               -------------------------------------------------

               INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                (In thousands)
                                  (UNAUDITED)

--------------------------------------------------------------------------------

                                                                          Three Months Ended December 31,
                                                                 -----------------------------------------------
                                                                        1997                       1996
                                                                 --------------------       --------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

 Net income                                                      $             16,605       $             10,607

 Adjustments to reconcile net income to net cash provided by (used in) operating activities:

  Amortization (accretion) of premiums, discounts and
   net deferred loan fees                                                       7,974                     (1,209)
  Depreciation and amortization                                                 7,830                      6,599
  Amortization of goodwill and other intangible assets                          1,572                      3,044
  Provision for loan losses                                                    35,062                     26,840
  Capitalized interest on real estate held for investment or sale                (499)                      (559)
  Net fundings of loans held for sale and/or securitization                  (197,425)                  (191,348)
  Net purchases of trading securities                                          (8,845)                         -
  Proceeds from sales of trading securities                                   137,539                     91,926
  Proceeds from sales of loans held for sale
    and/or securitization                                                     829,487                    755,197
  Earnings on real estate                                                        (332)                      (424)
  Provision for losses on real estate held for investment or sale               5,307                      4,697
  (Gain) loss on sales of trading securities, net                                (557)                        51
  Gain on sales of loans, net                                                 (33,172)                    (7,901)
  Unrealized gain on interest-only strips                                      (3,824)                         -
  Increase in interest-only strips                                            (33,553)                         -
  Increase in excess servicing assets                                               -                     (9,117)
  Decrease (increase) in servicing assets                                       6,930                     (1,519)
  Increase in goodwill and other intangible assets                            (23,870)                         -
  Decrease (increase) in other assets                                             557                    (64,169)
  Increase (decrease) in other liabilities                                      1,455                    (16,475)
  Other                                                                         3,940                     (2,136)
                                                                  -------------------       --------------------

 NET CASH PROVIDED BY OPERATING ACTIVITIES                                    752,181                    604,104
                                                                  -------------------       --------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Net proceeds from redemption of Federal Home Loan Bank stock                      -                      9,482
  Net proceeds from sales of real estate                                        3,566                      7,327
  Net fundings of loans receivable                                           (691,629)                  (725,811)
  Principal collected on mortgage-backed securities                           233,730                    103,667
  Purchases of investment securities                                          (34,010)                         -
  Purchases of mortgage-backed securities                                           -                   (168,941)
  Purchases of loans receivable                                              (272,979)                  (195,186)
  Purchases of property and equipment                                         (13,253)                   (17,295)
  Disbursements for real estate held for investment or sale                    (3,325)                    (5,952)
  Other                                                                        (1,830)                       233
                                                                  -------------------       --------------------

 NET CASH USED IN INVESTING ACTIVITIES                                       (779,730)                  (992,476)
                                                                  -------------------       --------------------

--------------------------------------------------------------------------------

                           CHEVY CHASE BANK, F.S.B.
               -------------------------------------------------
          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
               -------------------------------------------------
               INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                (In thousands)
                                  (UNAUDITED)

--------------------------------------------------------------------------------

                                                                        Three Months Ended December 31,
                                                                 -----------------------------------------------
                                                                       1997                       1996
                                                                 --------------------       --------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

  Proceeds from customer deposits and sales of
   certificates of deposit                                                  6,181,097                  4,221,190
  Customer withdrawals of deposits and payments
   for maturing certificates of deposit                                    (6,080,308)                (4,179,256)
  Net increase in securities sold under repurchase
   agreements                                                                   8,768                     55,755
  Advances from the Federal Home Loan Bank                                    106,602                    393,216
  Repayments of advances from the Federal Home Loan Bank                     (155,174)                  (243,616)
  Proceeds from other borrowings                                            2,385,502                  1,004,944
  Repayments of other borrowings                                           (2,389,177)                (1,026,649)
  Cash dividends paid on preferred stock                                       (2,438)                    (2,438)
  Cash dividends paid on common stock                                          (3,500)                    (3,000)
  Repayment of capital notes - subordinated                                         -                    (10,000)
  Net proceeds from issuance of capital notes - subordinated                        -                     96,112
  Net proceeds from issuance of preferred stock                                     -                    144,000
  Other                                                                         1,037                       (133)
                                                                 --------------------       --------------------

 NET CASH PROVIDED BY FINANCING ACTIVITIES                                     52,409                    450,125
                                                                 --------------------       --------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                      24,860                     61,753
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                              651,891                    266,425
                                                                 --------------------       --------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                       $            676,751       $            328,178
                                                                 ====================       ====================




SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid during the period for:
   Interest (net of amount capitalized)                            $           62,990         $           61,215
   Income taxes                                                    $            1,837         $              282




SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES:

  Loans held for sale exchanged for trading                        $          137,414         $           92,072
   securities
  Loans receivable transferred to loans held for sale and/or
    securitization                                                 $          697,547         $          576,582
  Loans made in connection with the sale of real estate            $            3,624         $              467
  Loans receivable transferred to real estate acquired in
    settlement of loans                                            $            1,222         $            1,148
  Loans receivable exchanged for mortgage-backed securities
    held-to-maturity                                               $            2,786         $                -


-------------------------------------------------------------------------------
See the accompanying Notes to Condensed Consolidated Financial Statements.

                            CHEVY CHASE BANK, F.S.B.
                            ------------------------
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
              ----------------------------------------------------
                                  (Unaudited)


NOTE 1 - BASIS OF PRESENTATION:

The accompanying condensed consolidated financial statements of Chevy Chase Bank, F.S.B. (the "Bank") have been prepared in accordance with the instructions for Form 10-Q and, therefore, do not include all information and notes necessary for a fair presentation of financial condition, results of operations and cash flows in conformity with generally accepted accounting principles. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Form 10-K of the Bank for the fiscal year ended September 30, 1997.

The accompanying condensed consolidated financial statements include the accounts of the Bank and all subsidiaries. All significant intercompany balances and transactions have been eliminated. The condensed consolidated financial statements as of December 31, 1997 and for the three months ended December 31, 1997 and 1996 are unaudited but include all adjustments (consisting only of normal recurring adjustments) which the Bank considers necessary for a fair presentation of its financial condition and results of operations for those periods. The Condensed Consolidated Statements of Operations for the three months ended December 31, 1997 are not necessarily indicative of the results that will be achieved for the entire year.

Certain reclassifications of prior periods' information have been made to conform with the presentation for the three months ended December 31, 1997.


NOTE 2 - EARNINGS PER COMMON SHARE:

Earnings per common share are calculated based upon the weighted average number of common shares outstanding during each period presented, which amounted to 10,000 shares in each such period. Dividends on preferred stock are deducted from earnings in the computation of earnings per common share when declared by the Bank's Board of Directors.


NOTE 3 - LOANS HELD FOR SALE:

Loans held for sale are composed of the following:

                                      December 31,  September 30,
                                          1997          1997
                                      ------------  -------------
                                             (In thousands)
Single-family residential                $ 97,616      $102,749
Home improvement and related loans         10,825             -
                                         --------      --------
                                         $108,441      $102,749
                                         ========      ========

                            CHEVY CHASE BANK, F.S.B.
                            ------------------------
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
        ----------------------------------------------------------------
                                  (Unaudited)


NOTE 4 - LOANS HELD FOR SECURITIZATION AND SALE:

Loans held for securitization and sale are composed of the following:

                                        December 31,  September 30,
                                            1997          1997
                                        ------------  -------------
                                               (In thousands)

Credit card                              $   60,000     $   90,000
Automobile                                   60,000         80,000
Home equity credit line                      60,000         50,000
                                         ----------     ----------
 Total                                   $  180,000     $  220,000
                                         ==========     ==========


NOTE 5 - LOANS RECEIVABLE:

                                        December 31,  September 30,
                                            1997          1997
                                        ------------  -------------
                                               (In thousands)
Single-family residential                $  993,291     $  747,070
Home equity credit line                      81,101         44,088
Commercial real estate and multifamily       73,270         53,816
Real estate construction                    118,330         77,221
Ground                                       29,446         29,592
Commercial                                  183,439        152,483
Credit card                                 949,173        987,149
Automobile                                   88,563        137,111
Home improvement and related loans           57,003         49,551
Overdraft lines of credit and
  other consumer                             35,578         36,029
                                         ----------     ----------
                                          2,609,194      2,314,110
                                         ----------     ----------
Less:
 Undisbursed portion of loans               171,462        106,217
 Unearned discounts                             439            477
 Net deferred loan origination
   costs                                     (3,087)        (2,403)
 Allowance for loan losses                  113,131        105,679
                                         ----------     ----------
                                            281,945        209,970
                                         ----------     ----------
 Total                                   $2,327,249     $2,104,140
                                         ==========     ==========

                            CHEVY CHASE BANK, F.S.B.
                            ------------------------
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
        ----------------------------------------------------------------
                                  (Unaudited)


NOTE 6 - REAL ESTATE HELD FOR INVESTMENT OR SALE:

The Bank's real estate held for investment is carried at the lower of aggregate cost or net realizable value. The Bank's real estate acquired in settlement of loans is considered to be held for sale and is carried at the lower of cost or fair value (less estimated selling costs).

Real estate held for investment or sale is composed of the following:

                                        December 31,  September 30,
                                            1997          1997
                                        ------------  -------------
                                               (In thousands)
Real estate held for investment            $  3,819      $  3,819
                                           --------      --------

Real estate held for sale                   228,985       231,407
                                           --------      --------

Less:
 Allowance for losses on real estate
  held for investment                           198           198
 Allowance for losses on real estate
  held for sale                             143,674       140,738
                                           --------      --------

                                            143,872       140,936
                                           --------      --------

  Total real estate held for
   investment or sale                      $ 88,932      $ 94,290
                                           ========      ========


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 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE TRUST SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Available Information....................................................   iv
Documents Incorporated by Reference......................................    v
Prospectus Summary.......................................................    1
Risk Factors and Other Considerations....................................   17
Use of Proceeds..........................................................   31
Capitalization...........................................................   32
The Exchange Offer.......................................................   33
Description of the Notes.................................................   39
Certain Federal Income Tax Considerations................................   81
Plan of Distribution.....................................................   83
Legal Matters............................................................   84
Experts..................................................................   84
Attachment A--Annual Report of the Trust on Form 10-K for the fiscal year ended September 30, 1997
Attachment B--Quarterly Report of the Trust on Form 10-Q for the quarter ended December 31, 1997
Attachment C--Consolidated Financial Statements of the Bank as of
 September 30, 1997 and 1996, together with Auditor's Report
Attachment D--Interim Financial Statements of the Bank as of December 31,
 1997

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                                 $200,000,000

                                EXCHANGE OFFER

                    B.F. SAUL REAL ESTATE INVESTMENT TRUST

  9 3/4% SERIES B SENIOR SECURED NOTES DUE 2008 (SECURED BY AND WITH RECOURSE
              ONLY TO CAPITAL STOCK OF CHEVY CHASE BANK, F.S.B.)

                             ---------------------

                                  PROSPECTUS

                             ---------------------


                                APRIL 28, 1998

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